SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ADDENDUM TO THE

LEGAL ASSESSMENT REPORT

AND THE

MODELING DETAILING REPORT

December 12th, 2021

CONTENT

CONTENT	2
I. context	3
II. Recent history	5
III. ELETROBRAS	7
III.1. Schedule	7
III.2. Global Public Offering	8
III.3. Eletrobras General Shareholders’ Meeting	12
III.4. Public Hearing	18
III.5. FGTS Privatization Investment Funds	19
III.6. ANATEL	20
IV. Eletronuclear	20
IV.1. Eletronuclear value update	20
IV.2. Bylaws	32
IV.3. Investment Agreement	34
IV.4. Bodies and Committees Composition	36
IV.5. Other comercial issues	38
V. Itaipu	38
V.1. Value Update	38
V.2. Equity Holdings Sale Agreement	44
VI. Amendment of the CPPI Resolution No. 203, Dated October 19, 2021	45

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I. context

On October 18th, 2021, we have sent to the Investment Partnership Program (“PPI”) Special Secretariat the Legal Assessment Report (“Legal Report”) and the Modeling Detailing Report (“Modeling Report” and, jointly with the Legal Report, the “Reports”), in which we have made an integrated analysis of the financial and legal aspects applicable to the modeling details of Eletrobras’ privatization process. Such Reports, as is well known, serve as basis for the decisions to be made by the Council for Investment Partnership Program (“CPPI”) in Centrais Elétricas Brasileiras S.A. (“Eletrobras”) privatization process, as authorized by Law No. 14,182, dated July 12, 20211.

Considering certain supervening facts that affect certain aspects of the aforementioned Reports, it is necessary to supplement them, adjusting the matters of the Reports that will be highlighted in the following items and allowing the CPPI to evaluate and make a properly informed decision.

Among the factors that led to such complementation, it is worth mentioning:

(i) The decision of the Plenary Federal Audit Court (“TCU”), issued in TCU Judgment No. 3176/2021, dated December 15, 2021, which, after the vote referred by the Rapporteur-minister Aroldo Cedraz, interrupted the consideration of the proceeding TC 008.845/2018-2 by request for inspection made by Minister Vital do Rêgo for the statutory period, but authorized the continuation of the studies, provided that the effectiveness of the signature of the concession contracts shall depend on the decision on the substance of the process in the resolution that the Plenary will render upon the return of the proceeding documentation from the required inspection (“ TCU Judgment No. 3176/2021”);

(ii) In view of the vote of the Rapporteur-ministry and the TCU Judgment No. 3176/2021, the Ministry of Mines and Energy forwarded to the Energy Policy National Council (“CNPE”) a proposal on the amounts calculated for the

1 For the implementation of the transaction, in addition to the decisions of CPPI, Eletrobras and ENBPar, within their corporate governance procedures, shall decide on, according to their approval levels policies and relevant governance bodies set forth in their bylaws (and other possibly applicable documents) on all acts required for the implementation of the privatization attributed to each company.

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additional value for the new power generation contracts, for the granting bonus and the CDE payment, to be decided in a meeting to be held on December 21, 2021;

(iii) The final TCU resolution related to the amounts calculated for the additional value for the new power generation contracts, for the granting bonus and the CDE payment did not occur within the deadline which was assumed in the schedule detailed in item III.1.9 of the Modeling Report, what requires the reformulation of the project schedule, particularly the post-posing of Eletrobras’ AGE which would approve, among other matters, the corporate restructuring involving Eletronuclear and Itaipu, and, therefore, the values of such restructuring must be updated;

(iv) Some additional understandings related to certain elements of the Privatization, which took place after the delivery of the Reports, most importantly, as a result of the negotiations among Eletrobras, Eletronuclear and the federal bodies involved in monitoring Eletrobras’ privatization process; and

(v) Based on the proposal mentioned in item (ii) above and due to the negotiations mentioned in item (iv), the Executive Secretariat of the Ministry of Mines and Energy, through the Notice 565/2021/SE-MME, has requested BNDES that, to updated the studies previously sent, the following guidelines should be followed:

1.	Consider the following values, as described in the Technical Note No. 77/2021/ASSEC (SEI No. 0577917) and the Resolution Draft (SEI nº 0578952)
Budget Line	Value
Contracts Additional Value	R$ 67,052,502,399.86
CDE (NPV)	R$ 32,073,001,926.43
Granting Bonus	R$ 25,379,079,917.76

2.	Authorization for Eletrobras to provide support and advice to ENBPar, for a period of 180 days, in Itaipu’s management and power trading;
3.	The price to be paid by ENBPar to acquire the equity interest held by Eletrobras in Itaipu shall be paid in installments as follows: the ‘Principal’ portion shall be

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made in 240 monthly installments and the ‘Compensation 2021’ portion shall be paid in 36 installments;

4.	Change in the characteristics of the public bid commission of Angra, which shall be a Angra 3 Thermonuclear Power Plant Project Monitoring Committee (“COANGRA”), which shall advice, through non-binding decisions, Eletrobras’ Board of Directors.

Terms and expressions initiated in capital letters used and not defined in this addendum shall have the meaning attributed to them in the Modeling Report. Except as set forth in this addendum, we understand no amendment to the Reports is necessary.

II. Recent history

Relevant facts related to the privatization of Eletrobras, which took place since the issuance of the first version of the Reports, are hereinafter addressed.

On October 18, 2021, BNDES forwarded to the PPI Special Secretary the studies related to Eletrobras’ privatization process relevant to the CPPI decision-making, specifically the Legal Report, the Modeling Report, the Accounting-Property Due Diligence , the Legal Due Diligence, the Eletronuclear Assumptions Report and the Eletronuclear Economic-Financial Assessment Report. These documents were forwarded to the TCU on October 21, 2021, through Official Notice AED No. 101/2021.

On October 19, 2021, BNDES requested Eletrobras to express its opinion regarding the classification of secrecy of the modeling documents through Official Notice AED No. 100/2021. Through CTA-PR-01950/2021, of 26 of October 2021, Eletrobras request BNDES to keep the documents confidential.

On October 19, 2021, CPPI Resolution No. 203 was issued, approving the operational form and conditions for the privatization of Eletrobras, within the scope of the PND.

On October 20, 2021, CNPE Resolution nº 23 was issued, establishing the guidelines for defining the price of energy for the Angra 3 Thermonuclear Power Plant.

On November 9, 2021, the Union made a capital contribution of BRL 4 billion to ENBPar, which was already provided for in the Union budget.

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On November 19, 2021, Eletrobras disclosed, through a Notice to the Market, that it approved the hiring of the bank syndicate to carry out the Offering, as indicated below, and that the respective mandate letters were signed with the lead coordinators.

•	Lead coordinators: Bank of America; BTG Pactual; Goldman Sachs; Itaú BBA; and XP Investimentos;
•	Bookrunners: Bradesco BBI; Caixa Econômica Federal; Citi; Credit Suisse; JP Morgan; Morgan Stanley; and Safra.

On December 1, 2021, BNDES approved the Assumptions Report and the two independent Economic-Financial Appraisals necessary for the privatization process of Eletrobras. The following day, the studies were sent for analysis by the TCU through Official Letter AED No. 124/2021.

Also on December 1, 2021, in order to allow the beginning of the analysis of this report, the Ministry of Mines and Energy submitted to BNDES two possible scenarios for the additional value by the new concessions of hydroelectric power plans of Eletrobras, as well as for the granting bonus and contributions to the CDE, to be considered in view of the TCU's technical analysis, submitted to the plenary, and which will still be subject to approval by the CNPE. Based on these numbers, BNDES and this Consortium were able to start quantitative analysis that depended on this information.

On December 7 2021, the Public Hearing of the privatization process was published in the Official Gazette, initially scheduled to take place on December 22, 2021, and later extended to January 5, 2022.

On December 15, 2021, the TCU started judgment on the TC 008.845/2018-2 process, which culminated in the delivery of TCU Judgment No. 3176/2021. It should be noted that this assessment does not yet include the analysis of the privatization modeling, which will be the subject of a new decision by the TCU.

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During the entire period between the submission of the Reports and the present date, meetings and negotiations have been held between representatives of the Ministry of Economy (“ME”), Ministry of Mines and Energy (“MME”), ENBPar (appointed by the MME) and Eletrobras (“Parties”), with the participation of BNDES and eventually the Consortium, PGFN, among other. The main objective of these meetings is to agree on details of the transactions and documents that will regulate them and, as described in this Addendum, on some occasions they resulted in the need for changes in terms previously decided by the CPPI and in concepts previously dealt with in the Reports.

III. ELETROBRAS

III.1. Schedule

The fact that the final decision on the value added by the new concessions will only take place at a later date than initially planned, resulted in the need for adjustments to the original project schedule. Firstly, it became unfeasible to carry out a public offering based on financial information from the 3rd quarter of 2021, for which, as explained in the Modeling Report, pricing should take place until February 10, 2022. In addition, even with the use of data from the 4th quarter of 2021 (financial year ended December 31, 2021), there are challenges to the schedule, for the same reasons already listed in the Modeling Report. The pricing of the Offering, in this case, must occur until May 12, 2022, although it is preferable that it occurs until April 28, 2022, in order to guarantee a minimum interval in relation to the availability of the Financial Statements referring to the 1st quarter of 2022, which is expected to occur in May 15, 2022, thus avoiding a period of greater volatility in the price of the shares, which consequently could affect the pricing.

Thus, it was proposed that the Parties decide whether or not to use the automatic registration rite for Issuers with Great Market Exposure (“EGEM”), pursuant to article 6A of CVM Instruction 400. In short, the automatic registration of the Offering, available to EGEMs, provides the project with the benefit of having greater flexibility in the schedule in case of contingencies. In particular, any new TCU delays (with respect to the future analysis of the Privatization model), injunction orders or operational setbacks, such as the availability of the financial statements for the fiscal year of December 31, 2021, could be solved by such flexibility, so that the target of carrying out the offer in the aforementioned market window is maintained.

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On the other hand, Eletrobras’ offering arises complexities that have not yet been tested by the CVM in this type of rite. In conversations held with the CVM itself, that body’s concern was expressed and the risk of conversion into an ordinary rite was even mentioned.

In the event that a decision of conversion into ordinary rite takes place after the request for registration of the Offer, it will not be possible to carry out the Offer with the data of the fiscal year ending on December 31, 2021, and, in this case, the Offer can only be carried out in the next market window, i.e. , with the date for the 1st quarter of 2022 (quarterly information for the period ended on March 31, 2022).

In view of the risks and benefits, the Parties decided to proceed with the automatic rite forecast for EGEM, and the tentative schedule was updated as summarized in the following table:

New Schedule	Date
First CPPI Resolution	19/oct
TCU preliminary granting judgement	15/dec
Second CPPI Resolution	23/dec
TCU final granting judgement	19/jan
Call Notice AGE Eletrobras	20/jan
Eletrobras’ AGE	21/feb
TCU Privatization Judgement	02/mar
20-F and Launch / Prospectus	23/mar
Pricing	13/apr
Window closing (market)	28/apr
Window closing (CVM)	12/may

III.2. Global Public Offering

As mentioned in item I, the Ministry of Mines and Energy sent the Official Notice 565/2021/SE-MME to BNDES, informing, among other things, the changes to be submitted to the CNPE about the parameters approved in CNPE Resolution no. 23/2021. Thus, the value added by the new power generation concession contracts arising from the privatization was established at R$67,052,502,399.86; the amount to be paid by Eletrobras or its subsidiaries as a bonus for the granting of new power generation concession contracts was set at R$25,379,079,917.76, after deducting the

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expenses provided for in Law 14,182; and, finally, the present value of the amount to be paid by Eletrobras or its subsidiaries to CDE was recalculated at R$32,073,001,926.43, for which the following revised payment schedule was defined, in real terms (considering the base date of January 1, 2022):

DATE	CDE CONTRIBUTION
Up to 30 days of the execution of the concession agreements	R$5,000,000,000.00
2023	R$574,628,536.39
2024	R$1,149,257,072.78
2025	R$1,723,885,609.17
2026	R$2,298,514,145.57
2027	R$2,873,142,681.96
From 2028 to 2047	R$2,873,142,681.96

Regarding the structuring of the Offering, the relevant impact caused by the recommendations and determinations of the TCU concern the short-term cash needs of the Eletrobras (which were increased by just over R$ 2 billion, with the increase in the value of the grant) leading to a re-discussion on the sizing of the volume of the base Offering.

As discussed at length throughout the Modeling Report, and in particular in the section dealing with the context of the Offer, the most notable aspect of the Offer is precisely its quite high volume, from the perspective of any of the metrics usually applied in the capital market, which raises the issue of the market's ability to provide the desired funds and demands redoubled parsimony in defining a new level of the base Offering.

The reference adopted for the Base Offering in the primary modality, when preparing the Modeling Report, was that it would be sufficient to cover the amount of the grant referring to the new electric power generation concession contracts, then established at just over R$23.2 billion. In order to examine the effects of applying such a parameter in terms of the total volume of the Offering and the size of the secondary Offering, the Modeling Report included sensitivity matrices indicating the minimum volumes of the Offering, as well as in the secondary Offering, so that the interest percentage of 45%

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intended for the Union bloc after its dilution is reached. By including a new last line into such matrices, with the updated value of the grant, this data follows:

Total Value of the Offering (Primary + Secondary) in R$ billion

	Price per Share (in R$)
Primary Value (in R$ billion)	35	40	45	50	55	60
18.0	22.2	24.0	25.8	27.5	29.3	31.0
19.0	22.8	24.5	26.3	28.1	29.8	31.6
20.0	23.3	25.1	26.9	28.6	30.4	32.1
21.0	23.9	25.6	27.4	29.2	30.9	32.7
22.0	24.4	26.2	28.0	29.7	31.5	33.2
23.0	25.0	26.7	28.5	30.3	32.0	33.8
23.2	25.1	26.9	28.6	30.4	32.1	33.9
25.4	26.3	28.1	29.8	31.6	33.3	35.1

Total Value of the Secondary Offering in R$ billion

	Price per Share (in R$)
Primary Value (in R$ billion)	35	40	45	50	55	60
18.0	4.2	6.0	7.8	9.5	11.3	13.0
19.0	3.8	5.5	7.3	9.1	10.8	12.6
20.0	3.3	5.1	6.9	8.6	10.4	12.1
21.0	2.9	4.6	6.4	8.2	9.9	11.7
22.0	2.4	4.2	6.0	7.7	9.5	11.2
23.0	2.0	3.7	5.5	7.3	9.0	10.8
23.2	1.9	3.7	5.4	7.2	8.9	10.7
25.4	0.9	2.7	4.4	6.2	7.9	9.7

Just to recap the logic of the tables above, the first one relates the volume of the Primary Offering (indicated in its first column) against the share price (recorded in its first line, using the base value of R$35.00 per share as a starting point), chosen as it is a rounding (up) of the value of the shares of Eletrobras at the time of issuance of this addendum, followed by increments of R$5.00 from this value), showing the total volume of the Offering as a result.

For example, considering the first column of Eletrobras share prices, the table shows a scenario where the price per share would be R$35.00. In this case, if the Primary

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Offer is R$18 billion, it would be necessary, in order to dilute the Federal Government up to the safety margin of 45% of percentage interest, that the total Offer be R$22.2 billion. In a nutshell: the total value of the Offer would be R$22.2 billion at the price of R$35.00 per share, if the primary offer is R$18 billion, and so on in the other scenarios presented in the matrix.

The second table uses the same mechanics, presenting the volume of the Secondary Offering that would result from each scenario of volume of the Primary Offer in relation to each possible price of the considered share.

Using the same example given above, in the scenario with a price of R$35.00, and a Primary Offer volume of R$18 billion, a Secondary Offer of R$4.2 billion would be necessary to dilute the Union's participation until the security of the 45%, and so on, as shown in the matrix.

With the inclusion of the new grant value at the end of both tables, it is verified that the increase in the grant is not fully followed by the value of the base Offering, which grows in a proportion which is smaller than the proportion of the increase of the former. This happens because the greater the volume of the Offering in the primary modality, the smaller the secondary modality must be to reach the same level of 45% of the Federal Government interest percentage in the voting capital of Eletrobras.

Starting again from the example of a unit price of R$ 35.00, the increase of R$ 2.2 billion in the Primary Offering results in an increase of only R$ 1.2 billion in the total value of the Offering. This occurs because the size of the Secondary Offer drops from R$1.9 billion to R$ 0.9 billion when the Primary Offering is changed from R$ 23.2 billion to R$ 25.4 billion, i.e., the impact of the growth of the Primary Offering is balanced by a reduction in the Secondary Offering. As a result, the expansion of the total volume of the Offering is always below 5% in any of the stock price scenarios considered, a variation that, despite the clear concerns expressed in relation to the size of the Offering, we believe to be within the maximum limit of absorption by the market in the context of the Offer.

Furthermore, considering the possibility that, after the definitive approval by the TCU, the values of the granting bonus of the new concession contracts will be changed, it was deemed reasonable to propose, for the Second CPPI Resolution, a range of

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values, within which the value of the Primary Offering will be equal to the value of the granting.

While, in the Modeling Report, the feasibility of a Primary Offering of R$ 23.3 billion was analyzed, from the point of view of the market depth analysis vis-à-vis the company's projected leverage, in this Addendum, we considered acceptable to adopt, as a parameter for the size of the Primary Offering, the value of the granting, now defined at R$25.4 billion, as explained in the previous paragraphs and explained, from a quantitative point of view, in the two tables presented in this section. Furthermore, we understand that small variations, up to 5%, upwards or downwards, in relation to these values, do not change the concept proposed herein, nor the validity of the depth and leverage analysis presented in the Modeling Report.

Thus, the range to be proposed, within which the value of the bonus for the granting is used as a parameter for the size of the Primary Offering, is R$22,057,564,316.99 (equivalent to a variation of minus 5% from the lowest value originally stipulated for the granting, amounting to R$23.2 billion) to R$ 26,648,033,913.65 (equivalent to a variation of plus 5% above the highest expected amount for the granting, of approximately R$ 25.4 billion).

In view of the above, we propose that the resolution of the CPPI to be edited for the purposes of Privatization, provides that the Primary Offer shall be carried out in an amount sufficient to support the new value defined for the granting bonus, within the range stipulated above, but, as proposed in the original version of the Modeling Report, without considering the payment of the down-payment to the CDE.

III.3. Eletrobras General Shareholders’ Meeting

For the purposes of the Privatization, pursuant to Law No. 14,182, the general shareholders’ meeting of Eletrobras shall approve certain amendments to the Articles of Association of Eletrobras, as detailed in item III.2.8 of the Modeling Report.

a)           Approval Quorum

As a rule, the resolutions of the general shareholders’ meeting of companies are approved with votes of the majority of those present (article 129 of the Corporations Law), and, exceptionally, the approval of the majority of the voting capital may be

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required (article 136 of the Corporations Law). Eletrobras’ general shareholders meeting to be held for the purposes of Law 14,182 will deal with matters subject to both aforementioned deliberation quora.

After the delivery of the Modeling Report, further clarification was requested on how to calculate the number of votes required to approve resolutions in the general shareholders' meeting (approval quorum), especially considering the fact that the Federal Government, which holds the majority of the voting share capital of Eletrobras, must abstain to vote on certain matters, pursuant to art. 3, §6, of Law 14,182.

It is relevant, first of all, to differentiate the resolutions quorum from the convening quorum. While the convening quorum must be verified for the meeting to be held, the approval quorum must be verified for a resolution to be passed.

The convening quorum must consider all shareholders present, regardless of any impediment or abstention from voting, provided that the Federal Government shares will be accounted for this purpose.

The calculation of the approval quorum of any matter, as a rule, must exclude the potential votes of shareholders who abstained or who cannot exercise their voting rights for any reason (due, for example, to a possible conflict of interest). However, as stated above, some of the matters to be voted on at Eletrobras’ general shareholders’ meeting are subject to the quorum of the majority of the voting capital provided for in art. 136 of the Corporations Law, and this quorum, in theory, cannot be achieved without the shares held by the Federal Government.

In such cases, however, it is necessary to acknowledge that the shares representing the majority of the capital stock will be unable to vote in compliance with the rule of art. 115 of the same Corporations Law, which establishes that shareholders must abstain from voting at meetings on matters in which their interests and those of the companies conflict.

In this case, there is no doubt as to the interest of the Federal Government (and, therefore, of the majority of the voting capital) in approving the matters, especially because the resolutions arise of the privatization process led by the Federal Government itself.

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Thus, with the necessary abstention of the Federal Government, the verification of the achievement of the approval quorum necessary for the matters in question must disregard the shares held by the Federal Government - that is, the presence of the Federal Government will be ignored for the verification of the approval quorum of the majority of those present, as well as the common shares held by the Federal Government for purposes of quorum verification based on voting capital.

b)           Resolutions

Voting rights restriction

The changes to be approved include the prohibition of the exercise of voting rights, by a shareholder or group of shareholders, in a volume greater than 10% of the number of shares in which the voting capital of Eletrobras is divided, as established in art. 3, item III, item “a”, of Law 14,182.

After discussions with Eletrobras and Eletronuclear, it was considered necessary to further clarify the scope of the aforementioned limitation, i.e., whether (i) it only applies to ONs issued by Eletrobras, which grant voting rights, or (ii) the PNs must be covered by such a restriction.

After all, PNs that do not grant voting rights may exceptionally grant them, due to the lack of payment of minimum dividends (article 111, §1, of the Corporations Law). Furthermore, the PNs have the right to vote in the separate election of a member and respective alternate to the board of directors (article 141, §4, item II, of the Corporations Law), as well as in special meetings of preferred shareholders (such as, for example, in the cases provided for in article 4-A, article 44, §6 and article 136, §1 of the Corporations Law).

It should be noted that art. 3, item III, sub item “a”, of Law 14,182 does not clearly state whether such prohibition applies only to common shares or also to preferred shares and, if applicable to the latter, whether the prohibition refers only to cases where preferred shareholders vote together with common shareholders or whether it would also apply to resolutions taken separately, as explained above.

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In an extensive analysis, it should be understood that the limitation should apply to any manifestation of vote, whether by holders of common or preferred shares and, in the case of the latter, if this includes separate voting.

However, it is important to note that the legislator’s intention, by providing for separate voting by preferential holders, is intended to allow them to protect their interests in the face of decisions taken by ordinary holders and, by limiting their separate vote, Law 14,182 could harm such legitimate interests. That said, the same protective objective does not seem to apply to situations in which preferred shareholders vote together with common shareholders (that is, in case of acquisition of broad voting rights in the event of non-payment of minimum dividends, pursuant to article 111, § 1 of the Corporations Law).

In view of the foregoing and, in particular, given the lack of clarity of Law 14,182 on the subject, after discussions between the Ministry of Economy, Ministry of Mines and Energy, Attorney General of the National Treasury, Eletrobras, BNDES and this Consortium, an understanding was met, under which the limitation on the number of votes exercisable by shareholders holding PNs should only apply to situations where they come to hold broad voting rights, equivalent to those conferred by ONs, that is, in the event established in art. 111, §1, of the Corporations Law, and not in other situations.

We emphasize that we understand that the limitation of votes of preferred shareholders in the aforementioned contingency situation (non-payment of minimum dividends) does not represent a “change in preferences, advantages and conditions for redemption or amortization” (art. 136, item II, of Law No. 6,404 /76) of preferred shares issued by Eletrobras, which would require a special meeting of preferred shareholders pursuant to §1 of art. 136 of Law No. 6,404/76 and would also give rise to the right of withdrawal for dissenting preferred shareholders (article 137, item I). Such contingent voting right is not a preference or advantage of the preferred shares that would be withdrawn, but a mere compensation for the non-payment of minimum dividends. On the contrary: if there were no limitation of votes of preferred shareholders in this situation, such shareholders would be gaining (and not losing) a huge advantage/preference compared to common shareholders subject to the limitation of votes.

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Considering the above, we propose that, in a new CPPI resolution edited for Privatization purposes, a provision that reflects this point is included.

Golden Share veto right

Subsequent to the delivery of the Reports, the scope of the right of veto granted by the Golden Share of the Eletrobras to be created in compliance with art. 3, III, item “c”, of Law 14,182, transcribed below, was discussed.

Art. 3 The privatization of Eletrobras is subject to the approval, by the general shareholders’ meeting, of the following conditions:

(...)

III – amendment of Eletrobras’ articles of association:

a) prohibit any shareholder or group of shareholders to exercise voting rights in a number superior to 10% (tem percent) of the amount of shares in which the voting capital stock of the company is divided;

b) prohibit the execution of shareholders’ agreements for the exercise of voting rights, except in blocs with voting number inferior to the threshold set forth in sub item “a” of this item; and

c) create a special class preferred share, held exclusively by the Federal Government, pursuant to § 7 of art. 17 of Law No. 6,404, dated December 15, 1976, which shall grand veto rights in resolutions related to the matters dealt with in this item;

(our highlights)

We highlight the vagueness and lack of clarity of the excerpt highlighted above, since it is not possible to determine what would be comprised by the Union's veto power when, for example, related to “the matters dealt with” the prohibition of votes greater than 10%.

In the understanding of this Consortium and the BNDES, the interpretation of the provision transcribed above is that the right of veto granted by Golden Share refers to an intended modification of the Articles of Association provisions that establish the

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limitations on the exercise of voting rights and the execution of the agreement of shareholders listed in the above provision.

Rights granted by the Golden Share

As we clarified in the Reports, considering that the Golden Share will be a preferred share, we understand that it should confer one of the rights listed in the main of article 17 of the Corporations Law. Thus, it seems more appropriate that, in the present case, a priority in the reimbursement of capital, without premium, is granted – a right that would be in accordance with the aforementioned legal provision and, at the same time, would not result in a greater economic relevance of the relevant share.

However, we understand the interpretation presented by the Attorney General of the National Treasury and Eletrobras to be valid, according to which the Corporations Law does not require that a preferred share structured as a Golden Share confers such a right, since paragraph 7 of art. 17 of the Corporations Law2 can be understood as an exception to the caput3.

We emphasize that the economic relevance of the right of priority in the reimbursement of capital initially granted to Golden Share by Resolution CPPI nº 203 is immaterial, especially since it is only 1 share, so that its exclusion will not be harmful to the Federal Government.

Considering the above, we propose that the new CPPI resolution edited for the purposes of Privatization follows the understanding described above.

Amendment of the Articles of Association

During the review of the Privatization documents, it was deemed convenient to prepare the text of the Eletrobras bylaws that will be in force after its Privatization, excluding rules and provisions related to the condition of a mixed capital company.

2 “Art. 17, §7. In corporations object of privatization, a special class of preferred shares exclusively owned by the privatizing entity may be created, to which the bylaws may confer specific powers, including the power to veto resolutions of the general shareholders’ meeting in certain matters.”

3 This understanding was adopted, for example, in the creation of the special class preferred share of IRB-Brasil Resseguros S.A., which solely confers veto rights regarding certain resolutions and does not grant any economic rights described in the main section of art. 17 of the Corporations Law.

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Thus, once the Offering is settled, Eletrobras' bylaws would already be adequate to its condition as a private company, avoiding any doubts about the continuity of validity of provisions of the articles of association related to the rules applicable to mixed capital companies and waiving the need for holding of new general shareholders’ meeting to amend the articles of association.

In this sense, after negotiations between the Parties, a new wording was agreed upon for the approvals related to the articles of association, in which, from the resolution in the general shareholders’ meeting of shareholders of Eletrobras, the articles of association amendments considered essential for the realization of the Offering will come into force (notably creation of authorized capital and exclusion of preemptive rights in capital increase by public subscription). In addition, a transitional articles of association provision will be included according to which, with the completion of the Offering, a new version of the Bylaws will enter into force, which will include all the other changes described in the CPPI Resolutions and also those related to the adequacy described above.

Suspensive Condition

We clarify that, in addition to the matters described in item III.2.8(g) of the Modeling Report, the Privatization shall be a condition precedent, pursuant to paragraph 2, art. 3, of Law 14,182, for the amendments to the Eletrobras’ articles of association regarding the creation of the mechanism of share dispersion and transactions with related parties to be carried out under the terms of Law 14,182 and Resolution No. 203, of October 19, 2021. It should be noted that said Resolution already sets forth the Privatization as condition precedent for such matters, but it is necessary to adjust the Modeling Report.

III.4. Public Hearing

On the subject of “Public Hearing”, the conclusion contained in the Reports was that there was no legal duty to hold a public hearing for the Privatization under analysis. However, if it were deemed convenient, there would also be no legal impediment to its realization.

That said, the matter was submitted to the participants of the discussion meetings held with representatives of the Ministry of Economy, Ministry of Mines and Energy, SEPPI,

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BNDES and Eletrobras. Considering the arguments favorable and unfavorable to the public hearing, those involved decided to hold the hearing in remote format.

The proposal privileges the principle of publicity and favors the control of the process by the society. Specifically regarding the remote format, it was understood that, given the fact that Eletrobras and its subsidiaries have headquarters, offices and operations in numerous cities, this would be the most appropriate way to allow access and participation of all kinds of interested parties.

The public hearing was initially scheduled to take place on December 22, 2021. However, in view of the need to adjust the schedule, the issuance of the new CPPI Resolution was postponed and, consequently, the public hearing was rescheduled for January 5 of 2022.

III.5. FGTS Privatization Investment Funds

As described in the Reports, Law No. 8,036/1990, which sets out the rules applicable to the FGTS, allows the use of up to 50% of the existing and available balance in the workers' FGTS linked accounts for investment in quotas of the FGTS Privatization Investment Funds, which may, if created, acquire shares within the scope of the Offering.

As a result, provisions related to FMPs were included in CPPI Resolution No. 203, including a provision on the draft of standard bylaws by BNDES4.

Notwithstanding, by mistake, it was established that such standard bylaws would be authorized by the CVM. As, however, there is no legal provision for the CVM to review such standard bylaws, we recommend that such provision be removed by editing the new CPPI resolution.

Considering the above, we propose the correction of the point in the CPPI resolution.

4 Art. 8(....)

§ 5 The FMPs-FGTS can be created, with standard regulations previously drafted by BNDES and authorized by CVM, for the acquisition of common shares in the Brazilian Offering with funds available in the dedicated account of the Guarantee Fund for Employees - FGTS, called “ FMP-ELET”, or with funds transferred from investments previously existing in other FMP-FGTS, called “Transitional FMP-ELET”.

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III.6. ANATEL

As clarified in the Reports, Furnas and Eletrosul are holders of authorizations to provide Multimedia Communication Service - SCM issued by ANATEL under the terms of the RGO. For this reason, the prior submission of the transaction to ANATEL was recommended, in order to avoid the risk of sanctions by ANATEL, pursuant to Law No. 9,472/97 and ANATEL Resolution No. 589/2012.

In a meeting held on November 26, 2021, with members of Eletrobras, ANATEL, the Ministry of Mines and Energy, the Ministry of Economy and BNDES, it was identified that there are other authorizations for the provision of telecommunications services, in addition to those informed in the Legal Audit Report. At the meeting, it was recommended that Eletrobras survey all the authorizations of the companies of the Eletrobras group for the formalization of the referred consultation to ANATEL, with the objective of guaranteeing the speed of the analysis by the Agency, and such consultation was sent by Eletrobras to ANATEL in December 9, 2021, still pending response by the agency.

IV. Eletronuclear

IV.1. Eletronuclear value update

To the extent that the Eletronuclear corporate reorganization operation, originally scheduled to take place in January 2022, should take place later, due to the update of the schedule, the series of elements of such transaction must be reviewed, including the updated value of the company to be considered, the value of dividends due to its shareholders holding preferred shares, as well as the unit value of the shares and other factors arising therefrom.

a)           Notes on Eletronuclear’s Value

The result of the independent appraisal report prepared by BR Partners under the terms of OCS Agreement No. 138/2021/SRM Agreement No. 4400004677, calculated at R$ 3,468,000,000.00 on the base date of March 31, 2021, was used as a reference for the fair value of Eletronuclear.

Considering that the corporate restructuring of Eletronuclear is subject to the condition precedent of the liquidation of the public offering of the Privatization shares, scheduled

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to take place in April 2022, and that the conclusion of the corporate acts and payment of capital contributions, as well as dividends, will have that date as a reference, the company's fair value used as a parameter for the transaction has been updated for that month. For this purpose, the cost of equity capital for the Eletronuclear calculated by BR Partners at 11.23% per year, in nominal terms, was used as a reference for updating the fair value, which applied to the value on the base date of March 2021, results in R$ 3,891,820,972.81 as the company's fair value in April 2022.

The Modeling Report originally provided for updating the value of Eletronuclear to January 2022, the date initially estimated for the transaction. However, it is understood that it would be more appropriate for the update to occur until the date scheduled for the payment of subscriptions for the shares to be issued by Eletronuclear, which will occur on the date of settlement of the public offering.

b)           Due and unpaid minimum priority dividends of the shareholders who hold PNs

Since 2010, Eletronuclear has not distributed any dividends to its shareholders. However, as highlighted in the Legal Report, the company’s bylaws provide for a minimum cumulative priority dividend to shareholders holding preferred shares. If such dividends are not paid regularly, holders of preferred shares are entitled to vote, as also detailed in the Legal Report, which would affect the achievement of the objective of Law 14,182 of transferring the shareholding control of Eletronuclear to ENBPar , given that Eletrobras will remain the holder not only of the majority of the total capital of Eletronuclear, but also of the majority of the shares with voting rights. The payment of such dividends, therefore, becomes a relevant aspect of the Privatization process.

The bylaws establish that the minimum cumulative priority dividend attributed to shareholders holding preferred shares is 10% per year, without specifying the calculation basis. However, Eletrobras and Eletronuclear understand that such calculation basis would be the portion of the company's share capital attributed to the PNs. In the absence of a clear parameter for this calculation, we believe it is more appropriate to follow the understanding of the companies involved.

Considering that the total capital stock of Eletronuclear at this moment is R$ 8,493,035,701.18, we conclude that the current interest of the PNs in the total capital

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is R$ 1,857,908,323.77. The table below shows the participation of ONs and PNs in the company's shareholding structure:

Type	Number of Shares	Percentage	Capital Stock
ON	37,658,166,491	78.12%	R$6,635,127,377.41
PN	10,544,698,994	21.88%	R$1,857,908,323.77
Total	48,202,865,485	100.00%	R$8,493,035,701.18

In order to determine the amount of such unpaid dividends due to the shareholders holding the PNs, the overdue amounts must be updated by the SELIC rate incurred from the expected date of each payment until April 2022, pursuant to paragraph 4 of article 1 of the Decree No. 2,673, of July 16, 1998.

The chart below shows the evolution of the annualized SELIC rate since 2011:

As the values of the SELIC rate between December 2021 and April 2022 were not yet available at the time of conclusion of this addendum to the Modeling Report, the average of expectations on December 3, 2021, calculated by the Central Bank of Brazil. The red band on the chart highlights this period.

In addition to the amount due for priority dividends for the fiscal years between 2010 and 2020, the analysis of dividends for the year 2021 was carried out. As addressed in the Legal Report, we suggest that the provision for payment of cumulative minimum dividends is removed, in order to prevent preferred shares from acquiring voting rights again in the event of non-payment of these dividends in the future. However, in view of the fact that the general shareholders’ meeting of shareholders of Eletrobras that

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will approve such change, as well as the general shareholders’ meeting of shareholders of Eletronuclear that will effectively implement the relevant bylaws change, are scheduled to take place in February 2022 (despite the fact that the effects of such change are suspended until Privatization), there will not be enough time to adjust this obligation before the end of the year, and, therefore, the obligation will still be in force at the end of 2021, so that the contribution to be made to pay the accrued dividends, described in greater detail in the following item, must include the expected values for the year 2021.

Considering the amounts of unpaid dividends due to shareholders of preferred shares accumulated between 2010 and 2020 adjusted by the SELIC rate, as well as the amount for 2021, all of which will be paid in April 2022, Eletronuclear will owe a total amount of R$2,703,020,820.70 of dividends payable.

The following table shows the amounts of minimum accrued dividends due to holders of preferred shares in question, for the years between 2010 and 2020, as well as the expected dividends for 2021:

Year	Original dividend (historical value)	Accumulated SELIC until April 2022	Value adjusted by SELIC
2010	R$72,320,262.84	158.29%	R$ 186,792,553.62
2011	R$144,664,705.19	131.41%	R$ 334,762,721.44
2012	R$144,664,705.23	113.31%	R$ 308,587,499.88
2013	R$144,664,705.27	97.13%	R$ 285,170,385.18
2014	R$144,664,705.30	77.74%	R$ 257,121,684.75
2015	R$144,664,705.34	56.89%	R$ 226,969,622.28
2016	R$144,664,705.37	37.59%	R$ 199,050,086.53
2017	R$144,664,705.41	25.14%	R$ 181,029,306.44
2018	R$144,664,705.45	17.59%	R$ 170,104,421.82
2019	R$144,664,705.48	10.99%	R$ 160,556,684.77
2020	R$185,790,832.38	8.01%	R$ 200,672,278.95
2021	R$185,790,832.38	3.45%	R$ 192,203,575.04
Total	R$1,745,884,275.63	-	R$ 2,703,020,820.70

c)           Capital Contributions of Eletrobras and ENBPar, and Eletrobras AFACs conversion

In view of the previous item, Eletronuclear will make a distribution to settle the unpaid dividends due to the holders of preferred shares. In order for such amounts to be

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settled, Eletrobras will contribute the amount of R$ 2,703,020,820.70, which will be fully allocated to the payment of dividends, to be paid with the capital reserve account of shareholders’ equity. It is worth noting that this contribution will be made, by Eletrobras, mostly through the conversion of the credits that this company has in relation to these same dividends against Eletronuclear.

As informed by Eletronuclear, the company has a balance of advances for future capital increase (“AFACs”) already contributed pending conversion in the amount of R$ 2,111,844,601.02 on September 30, 2021, of which R$ 1,920,063,433.83 are reported in ITR 2Q2021, BRL 11,781,167.19 correspond to monetary adjustment from June 30, 2021 to September 30, 2021 and R$ 180,000,000.00 were contributed on September 13, 2021. Additionally, on September 30, 2021, AFACs in the amount of R$ 1,417,464,016.00 remain to be carried out by Eletrobras (out of the total expected for 2021 within the scope of the Critical Line Acceleration Plan of the Angra 3 project), to be contributed necessarily until the date of the transaction with ENBPar. We assume that monetary adjustments on unconverted AFACs from October 2021 on will be paid to Eletrobras, not converted into equity5.

In the modeling, we assumed that the issuance of new shares for the distribution of dividends, the conversion into capital of the total AFACs and the subscription by ENBPar for the acquisition of control of Eletronuclear, the latter in the amount of R$ 3,500,000,000.00, will occur concurrently, in February 2022, at the general shareholders’ meeting of shareholders of Eletronuclear, subsequent to the general shareholders’ meeting of shareholders of Eletrobras that will approve the transaction, but the effect of the respective issuances and subscriptions by Eletrobras and ENBPar suspended until the date of settlement of the Offering, when the respective payments (contributions) will also occur.

Finally, in addition to the amounts set out above to be subscribed by Eletrobras and ENBPar, the value of the capital increase of Eletronuclear should be slightly increased so that the sum of the amounts to be subscribed takes into account the possibility of subscription by the current minority shareholders through the exercise of the

5 The AFACs made by Eletrobras to Eletronuclear in 2021 arise from Eletrobras’ cash needs and are not related to the Privatization or the Restructuring. Therefore, it is not required that such matter is approved by the general shareholders’ meeting of Eletrobras pursuant to Law No. 14,182, nor pursuant to the Corporations Law or the bylaws of Eletrobras.

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preemptive right. If the minority shareholders do not subscribe the capital increase, the respective remaining shares will be canceled later. As the participation of minority shareholders is not material and the exercise of preemptive rights is uncertain, the analysis presented in this item for purposes of illustration assumes that such exercise (and consequent subscription of shares by minority shareholders) will not occur. However, in view of the immateriality, the eventual exercise does not affect the success of the transaction under the terms set forth herein, nor does it alter the calculations and values presented herein in an adverse or material way.

The table below shows the corporate structure of Eletronuclear in September 2021, before the capital increase was carried out:

SHAREHOLDERS	ON	PN	TOTAL SHARES	% ON	% Total
Eletrobras	37,651,029,535	10,528,730,390	48,179,759,925	99.98%	99.95%
DAEE	5,960,026	7,405,548	13,365,574	0.02%	0.03%
Light	0	5,058,993	5,058,993	0.00%	0.01%
Other	1,176,930	3,504,063	4,680,993	0.00%	0.01%
TOTAL	37,658,166,491	10,544,698,994	48,202,865,485	100%	100%

The issuance of new shares will be carried out based on the value of Eletronuclear updated for April 2022, in the amount of R$ 3,891,820,972.81, and will maintain the original proportion of ONs and PNs of Eletronuclear, and ENBPar will subscribe exclusively to ONs and Eletrobras will subscribe the remaining shares.

As the new preferred shares will no longer be entitled to minimum dividends, the unit price (“PU”) of the new shares was calculated at R$0.024662437, according to the following formula:

Where:

corresponds to Eletronuclear’s fair value in April 2021 R$ 3,891,820,972.81.

corresponds to the balance of the accrued dividends, to be paid to the preferred shareholders, in the total amount of R$ 2,703,020,820.70.

corresponds to the total amount of shares issued by Eletronuclear prior to the capital raise related to the transaction, in the amount of 48,202,865,485.

The table below shows the number of new shares to be subscribed by each shareholder and the value of each class of shares, assuming that the minority shareholders of Eletronuclear will not subscribe the capital increase.

TYPE	VALUE	ON SHARES	PN SHARES	VALUE PER SHARE
ENBPar Subscription	R$ 3,500,000,000.00	141,916,224,437	0	0.024662
Eletrobras Subscription	R$ 6,232,329,437.72	166,379,229,311	86,326,103,046	0.024662
TOTAL	R$ 9,732,329,437.72	308,295,453,748	86,326,103,046	0.024662

* unconverted AFACs, made until September 30.

The diagram below demonstrates how the shares will look after the issuance of new shares and the conversion of AFACs of Eletronuclear:

SECOND STEP: ELETROBRAS AND ENBPAR CONTRIBUTIONS AND AFACS CONVERSIONS

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After the issuance of these new preferred and common shares, the shareholding structure and holdings of each shareholder will be as follows 6:

SHAREHOLDERS	ON	PN	TOTAL SHARES	% ON	% Total
Eletrobras	204,030,258,846	96,854,833,436	300,885,092,282	58.98%	67.95%
DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
Light	0	5,058,993	5,058,993	0.00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	41.02%	32.05%
Other	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	345,953,620,239	96,870,802,040	442,824,422,279	100%	100%

It is important to mention that the table above reflects a theoretical shareholding structure, which would occur if the next step (conversion of ONs into PNs) was not implemented. Considering that the corporate acts will take place concurrently, this composition above is virtual and shown for didactic purposes only.

d)           Conversion ONs in PNs

In order to allow to comply with the provisions of Law 14,182 setting forth the transfer of the shareholding control of Eletronuclear to ENBPar, a conversion of ON shares held by Eletrobras into PNs will be carried out with the conversion proportion of 1:1, in order to dilute the Eletrobras’ share in the voting capital of Eletronuclear.

As the issuance of new shares mentioned in the previous item will consider the current proportion of 78.12% for common shares and 21.88% for preferred shares and the Corporations Law limits the maximum amount of preferred shares of a company without voting rights or restriction on their exercise in 50% of the total shares, so that the ON shares represent 50% of the total shares, allowing ENBPar to hold the majority of the voting capital, it will be necessary to convert 124.541.409.099 common shares into preferred shares of the Eletrobras. Thus, the final corporate structure of Eletronuclear will be as follows:

SHAREHOLDERS	ON	PN	TOTAL SHARES	% ON	% Total
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35.90%	67.95%
DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%

6 Values indicated consider the assumption that the minority shareholders will not subscribe Eletronuclear’s capital raise; therefore, numbers might vary due to such exercise.

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Light	0	5,058,993	5,058,993	0.00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	64.10%	32.05%
Other	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	221,412,211,140	221,412,211,139	442,824,422,279	100%	100%

As a result of this conversion, ENBPar will hold the majority of the voting capital, and therefore, the corporate control of Eletronuclear. The diagram below summarizes how the shares will be distributed after the conversion of preferred shares held by Eletrobras into common shares:

THIRD STEP: CONVERSION OF ON SHARES IN PNS

The following table presents the construction of the post-money value of Eletronuclear as a result of the corporate acts, reaching R$10,921,129,589.83 at the end of the transaction, when considering that the current minority shareholders of Eletronuclear will not subscribe the capital increase. The table also shows the evolution of the number of shares as a result of each act.

Acts	Equity ETN (R$MM)	Amount ONs	Amount PNs
Pre-money value (apr/2022)	3,891.82	37.7 bi	10.5 bi
Eletrobras: subscription with dividend credits	2,698.93	+ 72.1 bi	+ 37.4 bi
Eletrobras: subscription with cash payment	4.09	+ 0.1 bi	+ 0.1 bi
Eletronuclear: payment of accrued dividends	- 2,703.02
Eletrobras: new contributions	1,417.46	+ 37.8 bi	+ 19.6 bi
Eletrobras: conversion of AFACS made	2,111.84	+ 56.4 bi	+ 29.3 bi
ENBPar: new contribution	3,500.00	+ 141.9 bi

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Eletrobras: conversion of ONs in PNs		- 124.5 bi	+ 124.5 bi
Final	10,921.13	221.4 bi	221.4 bi

In the event of full subscription by minority shareholders, the post-money value would reach 10,925,796,921.55.

e)           Structure recommendations

The acquisition of control of Eletronuclear by ENBPar will be implemented through a capital increase by Eletronuclear with the issuance of new ONs, where Eletrobras would assign all of its preemptive right in the subscription of such ONs to ENBPar, diluting Eletrobras in the capital of Eletronuclear and, thus, becoming the controlling company with the ownership of more than half of the voting capital stock of Eletronuclear, without providing for price adjustments. The other shareholders of Eletronuclear would have preemptive rights in the subscription of these ONs, but, due to the immateriality of the interest of these minority shareholders in the company, we do not expect any negative impacts resulting therefrom.

Additionally, due to the fact that the PNs issued by Eletronuclear currently confer voting rights (see item IV.1.7(c) of the Legal Report) and the maximum amount to be contributed by ENBPar in the Eletrobras (see item IV.1.7(c) of the Legal Report), some adjustments to the bylaws of Eletronuclear will be necessary in order to ensure that ENBPar acquires control of Eletronuclear through the capital increase, in addition to ensuring that the necessary funds for the completion of the construction of Angra 3 and its structuring for the start of commercial operation are contributed to the Eletronuclear.

To this end, Eletrobras and ENBPar must perform the following acts and approve the following resolutions, in an extraordinary general meeting of shareholders of Eletronuclear, to be held after holding of the general shareholders’ meeting of shareholders of Eletrobras that will approve the respective transactions (estimated to take place in February of 2022) and under a condition precedent of the settlement of the Offering:

(a) issuance of new shares of Eletronuclear, among which 308,443,302,951 shall be common shares, in the total amount of

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R$7,606,963,647.84, and 86,367,502,441 shall be preferred shares, in the amount of total of R$2,130,033,121.60 (therefore maintaining the current proportion between ONs and PNs of the company):

(a.1) the value of such issuance will be up to R$ 9,736,996,769.44, equivalent to the sum of the following amounts: (i) R$ 3.500.000.000,00, equivalent to part of the funds allocated to the Budget Law Project (LOA) of 2021, (ii) R$ 3,529,308,617.02, equivalent to the balance of outstanding AFACs between Eletrobras and Eletronuclear up to this date and the new ones to be contributed up to the transaction date, (iii) R$ 2,703,020,820.70, equivalent to the cumulative minimum dividends not paid to holders of PNs until the exercise of 2021 and (iv) R$ 4.667.331,72 referring to the preemptive right of minority shareholders (0.05%), so that the total amount of items (i) to (iii) is contributed by ENBPar and Eletrobras, as described in item a.3 below;

(a.2) the approval of the deadline for payment of the shares subscribed within the scope of the issuance indicated above will be until the settlement of the Offering (inclusive);

(a.3) ENBPar will subscribe the portion of the capital increase indicated in item (a.1.i) above, consisting exclusively of ONs, and such subscription will be conditioned to the settlement of the Offering (condition precedent), pursuant to article 125 of Law No. 10,406/2002 (“Civil Code”)7. Thus, in the absence of the Offering, ENBPar will not have any obligation to make the respective contribution (payment of ONs);

(a.4) Eletrobras will subscribe the portion of shares equivalent to 166,379,229,311 common shares and 86,326,103,046 preferred shares, in the total amount of R$6,232,329,437.73 (i.e., equivalent to the sum of items a.1.ii and a.1.iii above), which will be paid in

7 “Art. 125. In case the effects of a legal transaction is subject to a condition precedent, the related right shall not be deemed acquired while such condition is not fulfilled.”

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through the capitalization of the afore-mentioned AFACs, the capitalization of credits from dividends to be received and the contribution in cash;

(a.5) the other 147,849,203 ONs and 41,399,395 PNs will be made available for subscription by the other shareholders of Eletronuclear who exercise their preemptive rights, and must be paid in cash, and, if there are unsubscribed shares, the value of the increase capital and the number of shares issued will be reduced to the amount actually subscribed;

(a.6) up to R$7,032,679,661.46 of the issuance price will be allocated to the company’s capital account and up to R$2,704,317,107.98 will be allocated to the capital reserve account; and

(a.7) for the purposes of the aforementioned amounts, an issuance price of R$0.0246624373914023 was determined for each ON and the same issuance price for each PN.

(b) distribute dividends to preferred shareholders, in the amount of the amount of cumulative minimum dividends not paid up to the fiscal year 2021, in the amount of R$2,703,020,820.70, to be paid with the capital reserve account, provided that the amount to be paid to Eletrobras will be offset against the amount due by Eletrobras to Eletronuclear under the terms of item (a.4) above; the only effective payment in cash to be made by Eletrobras shall be the portion of such dividends that will be paid to the minority shareholders of Eletronuclear, in the amount of R$4,093,380.87;

(c) modify the rights of preferred shares issued by Eletronuclear, which will only give priority in capital reimbursement, with the extinction of the right to cumulative minimum dividends;

(d) approval of the program for the optional conversion of part of the ONs of the Eletronuclear into PNs, at a ratio of 1:1, up to the limit provided for in para-graph 2 of article 14 of the Corporations Law, in order to ensure that the ONs subscribed by ENBPar are, at least, equivalent to more than 50% of the ONs issued by Eletronuclear, given that the calculation for

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reaching said limit will take into account all the shares issued under the terms of the previous items; and

(e) mentioning in the records Eletrobras' adhesion to the optional conversion of ONs into PNs referred to above, in the maximum amount allowed by the aforementioned paragraph, and, if there is also the adhesion of other ordinary holders, the amount of ONs to be converted will be allocated among the interested parties in proportion to their interest in the ONs of Eletronuclear, disregarding the interests of other ON holders.

After this general shareholders’ meeting of Eletronuclear and, subject to the settlement of the Offering, the capital stock of Eletronuclear will be distributed as follows8:

SHAREHOLDERS	ON	PN	TOTAL SHARES	% ON	% Total
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35,90%	67.95%
DAEE	5,960,026	7,405,548	13,365,574	0,00%	0.00%
Light	0	5,058,993	5,058,993	0,00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	64,10%	32.05%
Outros	1,176,930	3,504,063	4,680,993	0,00%	0.00%
TOTAL	221,412,211,140	221,412,211,139	442,824,422,279	100%	100%
	50.000%	50.000%

In view of the above, we propose that, in a new CPPI resolution issued for Privatization purposes, the information related to this transaction is updated as described above.

IV.2. Bylaws

Eletronuclear's bylaws shall also be modified due to Privatization, as detailed in item III.4 of the Modeling Report.

After the issuance of the Modeling Report and according to further discussions with the Eletrobras, Ministry of Economy, Ministry of Mines and Energy and BNDES, it was deemed recommendable, in addition to the proposed changes, the suppression of the voting right granted by the PNs issued by the Eletronuclear in the resolutions regarding

8 Values indicated consider the assumption that the minority shareholders will not subscribe Eletronuclear’s capital raise; therefore, numbers might vary in case such assumption is not implemented.

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the amendment of the Eletronuclear's bylaws. Thus, it is guaranteed that ENBPar holds the majority of votes related to such resolutions.

Similarly, in order to maintain materially equivalent economic rights between ON and PN shares, allowing the determination of equal unit prices between share classes, it was deemed convenient to suppress the right to priority dividends granted to ONs.

In addition, during the negotiations of the Shareholders’ Agreement, after PGFN's refusal to include a veto right for Eletrobras in the approval of certain matters (most of the proposed matters give rise to a right of withdrawal under the Corporations Law), representatives of the Eletrobras and the Federal Government agreed to include, in the bylaws of Eletronuclear, provisions on establishing the amount of reimbursement eventually paid to the shareholders of Eletronuclear, pursuant to art. 45 of the Corporations Law, and such value must be equivalent to the greater of (i) the book value of the shares or (ii) the economic value of the shares, according to the appraisal report to be prepared by an independent third party, using the discounted cash flow method, when exercising the right of withdrawal.

Also, in order to ensure that this rule is not modified, it was decided to include a provision in the bylaws under which the modification of the rule for calculating the refund amount also confers the right of withdrawal, for the amount previously set forth.

We understand that the modifications described above do not have any obstacle from a legal point of view.

Since the modification of other characteristics of the PNs was proposed, the Modeling Report already deals with the procedures applicable, from a corporate law point of view, to such a new proposal, and there are no legal obstacles to its approval.

Finally, differently from what was described in the Modeling Report, no longer will it be necessary to amend the bylaws of Eletronuclear to provide for the possibility of distributing interim dividends, since the modeling provides for the distribution of dividends with respect to fiscal years (i.e., referring to the base period ended December 31, 2021).

Considering the above, the appropriate amendment to the CPPI resolution should be made.

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IV.3. Investment Agreement

ENBPar and Eletrobras will enter into an investment agreement, in order to set forth the conditions of ENBPar’s investment in Eletronuclear. Among other provisions of such agreement, it will be provided that the parties shall participate in the raising of new financing for Angra 3, through the granting of personal guarantees, as well as through the transfer of financing in the form of loans to Eletronuclear.

Resolution CPPI 203/2021 set forth that such obligations would be undertaken in proportion to their interest in the capital stock, subject to the existing guarantees. For the avoidance of doubt, it is recommended that the text of the Resolution is amended in order to clarify that not only guarantees, but also any loans and support contracts provided by the Federal Government and Eletrobras to Eletronuclear prior to the execution of the Investment Agreement, must be maintained.

With regard specifically to the equity support agreement already entered into by Eletrobras in favor of Eletronuclear, related to the financing provided by Caixa Econômica Federal, it should be noted that Eletrobras shall provide the funds as established in such agreement, and the issuances of shares must be carried out in an equal number of ONs and PNs, provided that ENBPar shall continue to hold the majority of the voting capital stock of Eletronuclear. If such limits are reached, any other contributions must be made through advances for future capital increases, loans or other structures that allow the settlement of the financing without the issuance of additional shares.

Finally, unlike what was recommended in the Modeling Report, it has been decided that the Federal Government will not be an intervening party in the Investment Agreement and, therefore, will not undertake the obligation to provide sovereign guarantee to the financing for the conclusion of Angra 3. This is due to the fact that, as informed to the BNDES, the Federal Government could not express itself hypothetically regarding the granting of guarantees in future financing proposals, but only in each specific case, when such proposals are made.

Hence, it was determined that the obligation of ENBPar to request the guarantee of the Federal Government in the new financing to Angra 3 and to perform all the

33

necessary acts to obtain such guarantee must be included in the Investment Agreement.

Within the scope of the ongoing studies for the feasibility of said plant, the sovereign guarantee was identified as an item likely to be essential for obtaining the financing. It should be noted, therefore, that the eventual absence of guarantees provided by the Federal Government in the new financing within the scope of the Angra 3 project may cause an increase in the risk called “Eletronuclear not being able to complete the contracting of the EPC provider and the raising of the necessary financing for the Completion of the Plant” indicated in the Risk Matrix contained in item III.4.5.”d” of the Modeling Report.

In addition, due to the possibility that the studies produced by the BNDES for the feasibility of Angra 3 conclude that new equity contributions are required, it was pro-posed, in working meetings, an additional obligation in the Investment Agreement is provided for, regarding capital contributions to the Eletronuclear to be made by the parties, for the purpose of concluding Angra 3, in the amounts of new equity contributions proposed by the studies produced by BNDES within the scope of the structuring agreement signed with Eletronuclear, provided the obligations of Eletrobras and ENBPar are limited to these amounts and also proportional their respective interest in the total capital stock.

In view of the limitations presented by the Federal Government, the Parties negotiated that, if new capital contributions to Eletronuclear, for conclusion of Angra 3, are provided for in the studies produced by the BNDES, under the structuring contract executed with Eletronuclear, ENBPar, in proportion to its interest in the capital stock, will be obliged to request such funds from the Federal Government and, if it manages to obtain them, contribute such funds to Eletronuclear, as established in the aforementioned studies.

As long as ENBPar is effectively able to make the necessary contributions under the terms of item ‘ii’ above, Eletrobras must also make its respective contributions, and Eletrobras’ obligations are also limited to the amounts established in the studies. Under no circumstances will one of the parties be obliged to make capital contributions if the other party does not make them as well.

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From a legal perspective, we understand that there are no obstacles to the negotiated conditions and we see no obstacle to their inclusion in the investment agreement.

In view of the above, we propose that, in a new CPPI resolution, the topic be updated as described above.

IV.4. Bodies and Committees Composition

As detailed in item III.4 of the Modeling Report, Eletrobras and ENBPar must also enter into a shareholders' agreement to regulate their relationship as shareholders of Eletronuclear.

In the context of the aforementioned negotiations for the agreements to be concluded between Eletrobras and ENBPar, it was decided that the special public bidding committee, which we addressed in the Modeling Report, will be replaced by the advisory committee to the Board of Directors of Eletronuclear on matters related to the planning and execution of Angra 3 (COANGRA), an advisory committee, which will be provided for in the Bylaws of the Eletronuclear, regarding which the parties will be obliged, under the shareholders’ agreement, to take the necessary measures to maintain its operation until the beginning of the plant’s commercial operations Thermo-nuclear Power Plant Angra 3. The COANGRA shall carry out analyzes and issue a prior opinion on the contracting of goods, services, construction works, financing and guarantees linked to Angra 3 that are within the approval level of the Board of Directors, among other activities related to the Angra 3 undertaking.

In addition, understandings between the Eletrobras, the Ministry of Economy and the Ministry of Mines and Energy after the delivery of the Modeling Report resulted in the negotiation of rules for the composition of other bodies and committees of the Eletronuclear, as follows:

•         the organization of attributions of the Officers of Eletronuclear will be changed, in order to (i) separate the functions of the Chief Administrative and Financial Officer between Chief Administrative Officer and a Chief Financial Officer; and (ii) create the position of Chief Angra 3 Officer, who will have the attribution of coordinating and implementing the activities of conclusion of the services procured with BNDES and of procuring engineering, financing and project

35

management services necessary for the conclusion of the Angra 3 Power Plant;

•         among the chief officers of Eletronuclear, the Chief Financial Officer will be appointed by Eletrobras;

•         the board of directors of Eletronuclear will be composed of 7 members, and ENBPar will appoint the majority of its members, including the president, while the minority shareholders will appoint 1 member, unless, under the terms of the Corporations Law, a greater number is achievable with the adoption of the procedure multiple votes in the election of members, and the employees of Eletronuclear will appoint 1 member;

•         the audit and risk committee will be divided into two distinct committees (an audit committee and a risk committee), each composed of 5 members, all chosen and elected by the board of directors of Eletronuclear, among which 2 members shall be elected among Eletronuclear’s board of directors, and 3 members will be external and independent;

•         the COANGRA will be composed of 5 members, provided ENBPar and the Eletrobras shall be equally represented: up to 2 members shall be appointed by the Board members elected by the ENBPar, up to 2 members shall be appointed by the Board members elected by the Eletrobras and 1 independent external member shall be appointed by agreement by the Eletrobras and the ENBPar; and

•         the people, eligibility, succession and compensation committee will be composed of 3 to 5 members, all of which shall be members of the board of directors, without additional compensation, provided up to two additional external members shall be allowed, with compensation determined by the General Shareholders’ Meeting.

We see no obstacle to the negotiation and adoption of the above-described rules by the Eletronuclear.

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In view of the foregoing, we propose that the negotiations are reflected in the new CPPI resolution to be issued for the purposes of Privatization.

IV.5. Other comercial issues

During the negotiations between Eletrobras and the bodies involved in the review and negotiation of the documents, the period during which the shareholders’ agreement should remain in force was discussed, considering the period necessary for the fulfillment of the obligations established therein. It was established that the Eletronuclear Shareholders’ Agreement will remain in force for 50 (fifty) years, considering the Angra 3 granting term as a reference.

Furthermore, it was agreed that Eletronuclear Shareholders’ Agreement should provide for the preemptive right of ENBPar in the transfer of shares held by Eletrobras in the Eletronuclear, so that ENBPar can match the offer that may be presented to Eletrobras by a third party for the acquisition of the said shares.

In view of the foregoing, the matter should be addressed in the new resolution to be issued by the CPPI.

V. Itaipu

V.1. Value Update

As in the case of Eletronuclear, in which it was necessary to update the amounts involved in the corporate reorganization due to adjustments in the intended schedule for the transaction, such update must also be carried out regarding Itaipu. In this sense, an update of the amounts referring to the corporate reorganization of Itaipu is presented below, with flexible conditions, adopting the base date of December 2020 as a reference and establishing formulas (detailed below) that allow adjustments according to the effective date of completion of the transaction. We highlight that this change keeps the calculated price at an economically identical level to the previous one, since the mathematical change only reflects the proposed base date change, in order to, as stated above, make the update mechanics up to transaction date more flexible, instead of “freezing”, as of the current date, the market projections for the monetary correction in the months between the calculation date and the transaction date.

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As explained in the Modeling Report, the reference for pricing the transfer of Eletrobras shares in Itaipu is the fair value of the asset, which must take into account the original investment updated by an adjustment factor that reflects the corresponding monetary variation since the investment of Eletrobras in Itaipu until the agreed upon base date, December 31, 2020 (“Principal”), plus the amount necessary for the payment of earnings of 12% on the interest in the paid-in capital, in accordance with paragraph 1 of article III of the Treaty and with article VI of Annex A (Itaipu’s bylaws), relating to the 2021 period (“2021 Compensation”).

Illustratively, the calculation can be shown as follows:

Where:

1)	According to Annex A, article 6 of the Treaty: “The capital of Itaipu will be equivalent to US$100,000,000.00, and will be held by ELETROBRAS and ANDE in equal and non-transferable parts”.
2)	The Adjustment Factor in December 2020, of 4.16524, was extracted from the financial statements of Itaipu on December 31, 2020, and was calculated, according to the aforementioned document, based on the average annual inflation index verified in the United States of America, using the Industrial Goods and Consumer Prices indexes, published in the International Financial Statistics Magazine, updated since 1975.
3)	In accordance with paragraph 1 of article III of the Treaty and with article VI of Annex A (Itaipu’s bylaws), the amount necessary for the payment corresponds to compensation of 12% per year on the interest of Eletrobras in the paid-in capital of Itaipu. Applying this compensation rate on the updated value of the investment for December 2020, the following results are verified:

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Given the above calculation, we conclude that the fair value of Eletrobras’ interest in Itaipu to be transferred from Eletrobras to ENBPar, at December 2020 prices, is US$233,253,440.00, equivalent to R$1,212,148,151.65, considering the US dollar sale exchange rate published by the Central Bank of Brazil (“PTAX”) for the base date of December 31, 2020 (“Conversion Base-Date”), of 5.1967.

a)           Price Adjustment

The fair value of Eletrobras’ interest in Itaipu to be transferred from Eletrobras to ENBPar must be monetarily adjusted until the date of completion of the transfer. For this purpose, the amount of the Principal must be updated according to the calculation below:

i)	multiplication by the ratio between the Adjustment Factor of 2021 and the Adjustment Factor of 2020;
ii)	correction of the result of item i above by the average of the variation of the American Industrial Goods and Consumer Price Index inflation indexes, as of December 31, 2021, until the closing of the month immediately preceding the date of completion of the transfer (including);
iii)	multiplication of the result of item ii above by the PTAX variation from December 31, 2020, to the business day immediately preceding the date of completion of the transfer (including); and
iv)	on the result of item iii above, the compensation rate of 12% per year pro rata die shall be applied, for the period since January 1, 2022 (including) until the closing of the month prior to the date of completion of the transfer (including).

The amount of the 2021 Compensation must be updated according to the calculation below:

i)	multiplication by the ratio between the Adjustment Factor of 2021 and the Adjustment Factor of 2020; and

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ii)	multiplication of the result of item i above by the PTAX variation from December 31, 2020 until the business day immediately preceding the date of completion of the transfer (including).

b)           Form of payment for the holdings

With regard to the payment of the fair value of Eletrobras’ share in Itaipu, calculated as outlined in the preceding item, taking into account the price adjustment, considering the budgetary restrictions of ENBPar reported during the discussions by the Ministry of Mines and Energy (considering, essentially, that an increase in the amount destined for the project would not comply the provisions of the Annual Budget Law (LOA) for the year 2021, that is, Law No. 14,144, of April 22, 2021), it had initially been proposed it was made in monthly and successive installments, under the constant payment method (price table method), which will be updated according to the exchange variation detailed below, provided, however, ENBPar, at its sole and exclusive discretion, would have the right to paying off the outstanding balance in advance, also as outlined below.

The number of monthly installments originally proposed in the Modeling Report was 360. However, afterwards, Eletrobras informed that this number could not be approved in its internal governance, given that, in its opinion, it could violate the principles related to the fairness of the operation. For that reason, new discussions with the Ministry of Mines and Energy were carried out, to define an installment term that complies with these principles and, at the same time, respects the budget restriction initially defined for ENBPar. In this sense, Official Letter 565/2021/SE-MME specified that the “Principal” portion will be paid in 240 monthly installments and the “2021 Compensation” portion will be paid in 36 monthly installments.

In order to define the appropriate interest rate for the relevant installments, the required compensation, at market values (yield), of the securities issued by the National Treasury, valued in US dollars (also known as Global Bonds), with maturity set for January 20, 2034 are adopted as reference. Such securities, on December 17, 2021, were traded at a yield of 4.763% per year. The selection of this bond as a reference stems from the fact that it has the closest duration, among all the Global Bonds issued by the National Treasury, to the installments to be paid by ENBPar to the Eletrobras: the former have a duration of 8.3 years, the latter, 8.5.

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Based on such parameters, the amount of the installments to be paid by ENBPar to Eletrobras will be calculated according to the following equation:

where:

is the installment, in reais, to be paid in a certain month;

is the portion of the Installment referring to the payment of the Principal, as stablished in the beginning of this section IV.1. This portion will be paid in 240 months;

is the portion of the installment referring to the payment of the Compensation 2021, as stablished in the beginning of section IV.1. This portion will be paid in 36 months and, afterwards, will be zero;

is the number of the applicable installment, varying from 1 to 240;

is the portion of the Price referring to the Principal, adjusted in accordance with item a above;

is the portion of the Price referring to the Compensation 2021, adjusted in accordance with item a above;

is the monthly interest rate of 0.3885473% (equivalent to 4.763% per year), according to the yield explained above;

is the variation of the PTAX between the business day immediately preceding the date on which the transfer is concluded and the business day immediately preceding the date of payment of the applicable month.

For illustrative purposes only, considering the projection of North American inflation up to the expected date of the transaction, the updated value of the share price in Itaipu would be US$ 262,799,044.63, which, under the above conditions, results in a monthly installment amount of US$ 2,310,447.10 in the first 36 months, and US$ 1,514,535.52 in the subsequent 204 months.

The payment of the first installment will be made by ENBPar to Eletrobras 30 days after the transfer of the equity interest takes place and all conditions precedent to the closing of the transaction are satisfied (essentially, the settlement of the Offering). Subsequent installments will be due on the same day of payment of the first installment, in subsequent months.

In case of default, ENBPar will pay, on the defaulted amount, (i) during the first 15 days of default, interest equivalent to 0.5% per month pro rata die and (ii) from the 16th day of default on, interest equivalent to 1% per month pro rata die.

ENBPar will be entitled, at its sole and exclusive discretion, to settle in advance the outstanding balance due to Eletrobras for the interest in Itaipu. In this case, ENBPar shall notify Eletrobras, with a minimum advance notice of 30 calendar days, of its intention to carry out said early settlement. The outstanding balance to be paid will be calculated using the following formula:

where:

is the outstanding of the due and unpaid fair value, in Reais, in a certain month, after payment of the ;

The other variables were previously defined.

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Payment for early settlement must be made in Brazilian currency (Reais), provided the conversion from the currency in which of the remaining balance is set (US dollars) shall be based on the PTAX of the last business day immediately prior to payment.

Finally, it is worth noting that the link of the installments to the exchange rate variation of the US dollar is related with the flow of revenues of ENBPar after the acquisition of controlling interest of Itaipu. Since ENBPar will be entitled to receive two types of payment, one relating to the yield of 12% per year on the interest in the paid-in capital of Itaipu (as indicated in the fourth variable of the acquisition price of the equity interest, detailed in the corresponding section of the Modeling Report), and one as reimbursement of administration and supervision charges. Such payments exceed the amounts of the installments to be paid, what results in a positive ENBPar cash flow in US dollars and, therefore, a positive foreign exchange exposure, so that the company has an increased gain in Reais in the event of the Real depreciates and decreased gain otherwise. If the payment were set in Reais, ENBPar would have an even higher positive foreign exchange exposure; therefore, the indexation of the payment to the exchange rate variation contributes to reducing the company’s foreign exchange risk.

In view of the foregoing, we propose that, in a new CPPI resolution issued for the Privatization, the aforementioned matter is addressed.

V.2. Equity Holdings Sale Agreement

According to understandings between Eletrobras and the Ministry of Mines and Energy after the Modeling Report, in addition to the conditions already suggested in the Modeling Report, it was agreed that the contract for the purchase and sale of Itaipu's equity holdings, to be entered into between ENBPar and Eletrobras, governs the terms and conditions under which Eletrobras shall continue to provide, temporarily, support and advisory services to ENBPar in the management and trade of power generated by Itaipu. Hence, it is ensured that the services are not interrupted while ENBPar does not have the necessary structure and personnel to undertake such services.

According to Official Letter 565/2021/SE-MME, the indicated transition period, to be approved in a new resolution to be issued by the CPPI, is 180 days.

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We emphasize, however, that art. 2, sole paragraph, of Decree no. 10,791/2021, which created the ENBPar, does not subject the services of trading of energy generated by Itaipu to a transition period.

Considering the above, we understand that a new decree should be issued, modifying Decree No. 10,791/2021, in order to provide for the transition to such services. Furthermore, we propose that, in a new CPPI resolution issued for the Privatization, a provision with the aforementioned rule is included.

VI. Amendment of the CPPI Resolution No. 203, Dated October 19, 2021

In order to reflect the above considerations, it will be necessary to issue a new resolution that, among other provisions, partially amends Resolution No. 203/2021. After negotiations with the Parties, the draft contained in the ANNEX of this document was agreed upon. We recommend that such resolution has the same wording of this draft or a similar one.

***

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SIGNATURE PAGE OF THE

LEGAL ASSESSMENT REPORT

AND THE

MODELING DETAILING REPORT – ELETROBRAS

(dated December 22, 2021)

______________________________________________________________

BANCO GENIAL S.A.

By: Ricardo Augusto Justo Jacobucci / Mikael Martins Silva / Rafael Augusto Tapetti

______________________________________________________________

TAUIL & CHEQUER ADVOGADOS ASSOCIADO A MAYER BROWN LLP

By: Bruno Dario Werneck / Débora Hiromi Yanasse / Bruno Rieger Salzano

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ANNEX I – DRAFT OF THE SECOND CPPI RESOLUTION

CPPI RESOLUTION No. [=], OF DECEMBER [=], 2021

Amends Resolution 203, of October 19, 2021.

THE PRESIDENT OF THE COUNCIL OF THE INVESTMENT PARTNERSHIPS PROGRAM and the MINISTER OF STATE OF MINAS AND ENERGY, in the use of the powers conferred on him by art. 4 of Decree No. 10,245, of February 18, 2020, and in view of the provisions of Law No. 14,182, of July 12, 2021, in art. 6, item II, of Law No. 9,491 of September 9, 1997, in art. 10, item II, of Decree No. 2,594, of May 15, 1998, Decree No. 10,670, of April 8, 2021, Resolution No. 176, of April 27, 2021, and Resolution No. 203, of April 19, October 2021, resolve, ad referendum of the Council of the Investment Partnership Program:

Art. 1 Arts. 4, 8 and 11 of Resolution No. 203, of October 19, 2021 shall henceforth be in force with the following wording:

Art. 4 The Primary Offering shall be composed of ordinary shares in the smallest integer which represents the amount to be paid by ELETROBRAS or its subsidiaries in the concession bonus of the new electric power generation concession contracts, pursuant to art. 4, main section, item II, of Law 14,182/2021, provided such value is superior to R$ 22,057,564,316.99 and superior to R$ 26,648.033,913.65.

...........................................................

§ 3 If the value of the concession bonus of the new concession contracts is not within the limits provided for in the main section of this article, the completion of the Primary Offering will be subject to a new resolution of the Council of the Investment Partnership Program.”(NR)

“Art. 8th ........................................................

...........................................................

§ 5 The FMPs-FGTS can be created, with standard regulations previously drafted by BNDES, for the acquisition of common shares in the Brazilian Offering with funds available in the dedicated account of the Guarantee Fund for Employees - FGTS, called “ FMP-ELET”, or with funds transferred from investments previously existing in other FMP-FGTS, called “Transitional FMP-ELET”.

...........................................................”(NR)

“Art. 11 ........................................................

...........................................................

I - ........................................................

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c) create 1 (one) special class preferred share, held exclusively by the Federal Government, pursuant to paragraph 7, art. 17 of Law No. 6,404, dated December 15, 1976, which will grant the power of veto in corporate resolutions in which aim to amend the Articles of Association of ELETROBRAS to modify the restriction to the voting rights exercise and the execution of shareholders’ agreement described in sub items “a” and “b” of item I of the main section of this article;

.......................................................

f) establish authorized capital, pursuant to art. 168 of Law No. 6.404, of 1976, allowing the capital stock of ELETROBRAS to be increased in an amount, at least, sufficient to make up the amount necessary to carry out the Primary Offering, also considering the possibility of distributing the Over-allotment Shares and the Additional Shares;

g) provide for the absence of preemptive rights of shareholders for the subscription of the securities within the limits of the authorized capital, in case such securities are offered in a sale in the stock exchange or via public subscription, pursuant to the provisions of art. 172, main section of this article and item I, of Law nº 6.404, of 1976; and

h) to approve other adjustments to ELETROBRAS' bylaws, to remove provisions related to its condition as a partially government-owned company and adapt it to the company's operations after liquidation of the Offering;

II - execution of a transfer agreement of the entire equity interest held by ELETROBRAS in Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), in consideration for payment a payment of R$ 1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents) equivalent to US$ 233,253,440.00 (two hundred and thirty-three million, two hundred and fifty-three thousand, four hundred and forty US dollars), on the reference date of December 31, 2020, subject to the following conditions:

a) updating of amounts owed by the variation of the US dollar, in addition to the monetary correction and remuneration mechanisms provided for in the Itaipu Treaty and subsequent reverse notes;

b) if the return on the capital of Itaipu for fiscal year 2021 has already been paid to ELETROBRAS by the date of full compliance with the conditions of effectiveness of the contract, said portion shall be deducted from the Price; otherwise, it will be paid in 36 (thirty-six) monthly installments;

c) the remainder of the Price will be paid in 240 (two hundred and forty) monthly installments; and

d) the installments set forth in sub items “b” and “c” will be calculated based on the Price Amortization System, at the interest rate of 4.763% per year, and updated by the exchange rate variation of the dollar of the United States of America, provided that ENBPar may pre-pay, at any time, of the remaining balance of the installments;

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...........................................................

IV - issuance, by Eletronuclear, of 308,443,302,951 new common shares, in the total amount of R$ 7,606,963,647.84, and 86,367,502,441 preferred shares, in the total amount of R$ 2,130,033,121.60, provided that a part of the total issuance price, in the amount of 2,704,317,107.98 will be allocated to the formation of the capital reserve to be used for the payment of the total accumulated priority dividends of the preferred shares issued by Eletronuclear, pursuant to the provisions of item VIII of the main section of this article, while the remaining amount will be allocated to the share capital account;

V - subscription, by ELETROBRAS, of 166,379,229,311 common shares and 86,326,103,046 preferred shares among those referred to in item IV of the main section of this article, in the total amount of R$ 6,232,329,437.73, and the respective payment must take place on the settlement date of the Global Public Offering, as follows:

a) BRL 2,698,927,439.83, using primarily the credits related to priority dividends accrued against Eletronuclear, pursuant to item VIII of the main section of this article;

...........................................................

VI - assignment, by ELETROBRAS to ENBPar, free of charge, of the preemptive right to subscribe for part of the shares issued pursuant to item IV of the main section of this article, in a volume equivalent to BRL 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 common shares;

...........................................................

IX - amendment to Eletronuclear's Bylaws, to:

a) modify the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends and the voting right in resolutions related to the amendment of the Bylaws of Eletronuclear, which shall grant priority to capital reimbursement;

b) include authorization for the payment of dividends to preferred shareholders entitled to cumulative dividends using funds of the capital reserve account referred to in item VIII, pursuant to article 17, paragraph 6, of Law No. 6.404, of December 15, 1976;

c) create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant (“Monitoring Committee for the Angra 3 Thermonuclear Power Plant Project - COANGRA”), which will function until the beginning of commercial operation of the Angra 3 Thermonuclear Power Plant, with the purpose of advising the Board of Directors of Eletronuclear, including performing analysis and issuing a prior opinion on the contracting of goods, services, construction works, financing and collaterals linked to the project, having a composition of five members, provided ENBPar and ELETROBRAS shall be equally represented, with up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and 1 (one) independent external

47

member appointed by mutual agreement between ELETROBRAS and ENBPar, all duly compensated;

d) change the composition and organization of powers of the Board of Officers of Eletronuclear, to:

1. segregate the functions of the Chief Administrative and Financial Officer between a Chief Administrative Officer and a Chief Financial Officer as long as the shareholders' agreement referred to in item XIII is in force; and

2. provide for the existence, until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, of the position of Chief Angra 3 Officer, who will be responsible for coordinating the activities to support the completion of the services procured with BNDES and the procurement of the services of engineering, procurement of financing and project management necessary for the completion of the Angra 3 Thermonuclear Plant;

e) set the reimbursement amount in cases of exercise of withdrawal rights to establish that such amount will be the higher between the book equity value and the economic value of the respective equity interest, determined in an independent assessment;

........................................................... ......

XII - execution, between ELETROBRAS and ENBPar, of an investment agreement providing for, at least, the obligations of the parties to:

a) the obligations of the parties to take part in the raising of new financing for Angra 3, by granting personal collaterals, as well as onlendings through loans to Eletronuclear, in a total amount required for the conclusion of the Angra 3 Thermonuclear Power Plant, according to the assessments led by BNDES pursuant to Decree No. 9,915, dated July 16, 2019, and in Law No. 14,120, dated March 1st 2021, and in proportion to their interest in the capital stock of Eletronuclear, provided that the calculation of such proportions shall consider the collaterals, loans and equity support obligations in force among the Federal Government, Eletrobras and Eletronuclear, which shall not be terminated ; and

b) perform all the acts, within their attributions, for the purpose of subscribing to new issuances of shares of Eletronuclear, in the form to be determined by the assessments procured by it with BNDES, in proportion to their interest in the capital stock of Eletronuclear;

XIII - execution, between ELETROBRAS and ENBPar, of an Eletronuclear shareholders' agreement to regulate the governance of this company, providing for, at least:

a) continuation of the operation of the committee provided for in sub item “c” of item IX of the main section of this article until the beginning of commercial operations of the Angra 3 Thermonuclear Power Plant;

b) ENBPar's preemptive right on the sale of shares issued by Eletronuclear held by

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Eletrobras; and

c) Eletrobras’ right to appoint the Chief Financial Officer of Eletronuclear;

...........................................................

XVIII – ELETROBRAS shall provide support and advisory service necessary for ENBPar's activity in the trading of energy produced by Itaipu, the payment for which shall be agreed upon between the parties, for a period of up to 180 (one hundred and eighty) days from the date of settlement of the Global Public Offering.

§ 1 The statutory changes provided for in sub items “a”, “b”, “c”, “d”, “e” and “h” of item I of the main section of this article shall comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force only after the settlement of the Global Public Offering, pursuant to the provisions of § 2 of art. 3 of the aforementioned Law.

...........................................................

§ 4 The provisions of sub items “d” and “e” of item I of the main section of this article shall not apply to the effective, direct or indirect, interest of the Federal Government in the voting capital stock of ELETROBRAS on the date of settlement of the Global Public Offer, but it will be applicable if, in the future, its interest is modified and, after being below the thresholds of fifty percent or thirty percent of the voting capital stock of ELETROBRAS, respectively, exceeds them once more.

...........................................................

§ 5 The adjustments and conditions described in items II, IV to VI and VIII to XIII of the main section of this article, as well as in § 13 below, will be approved by the general shareholders’ meeting of ELETROBRAS, based on item I of art. 3 of Law No. 14,182, of 2021, regarding which the Federal Government shall abstain from voting; and the effects of such resolutions shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of January 10, 2002, and § 2 of art. 3 of Law No. 14.182, of 2021..

...........................................................

§ 7 The adjustments and conditions provided for in items XIV to XVIII of the main section of this article shall be approved at the general shareholders’ meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14.182, of 2021.

...........................................................

§ 13. ELETROBRAS’ Articles of Association shall provide that the prohibition referred to in sub item “a” of item I shall also apply to preferred shareholders who acquire voting rights, pursuant to art. 111, § 1, of Law No. 6.404, of December 15, 1976.

§ 14. The adjustments determined in item I and in § 13 shall be decided upon and approved at the general shareholders’ meeting of ELETROBRAS jointly, in a single

49

bloc.

§ 15. The value of the capital stock of Itaipu described in art. 6 of its Bylaws, contained in Annex A of the Treaty of Itaipu, shall remain unchanged.” (NR)

Art. 2 Paragraph 9 of art. 11 of Resolution No. 203, of 2021, is hereby revoked.

Art. 3 The public hearing for the privatization process of ELETROBRAS is hereby confirmed and shall be held by BNDES, with the participation of Eletrobras and the Ministry of Mines and Energy, on a single day, in virtual form, through a virtual platform for meetings.

Art. 4 This Resolution enters into force on the date of its publication.

50

SECOND ADDENDUM TO

THE LEGAL REPORT

AND

THE MODELING DETAILING REPORT

December 27th, 2021

Classificação: Confidencial

CONTENT

CONTENT CONTENT	2
I. CONTEXT	3
II. investment agreement of Eletronuclear	3
III. Creation of the golden share	6
IV. amendment of the CPPI Resolution No. 203, dated October 19, 2021	6

Classificação: Confidencial
2

I. CONTEXT

On October 18th, 2021, we have sent to the Investment Partnership Program (“PPI”) Special Secretariat the Legal Mapping Report (“Mapping Report”) and the Modeling Detailing Report (“Modeling Report” and, jointly with the Mapping Report, the “Reports”), in which we have made an integrated analysis of the financial and legal aspects applicable to the modeling details of Eletrobras’ privatization process. Such Reports, as is well known, serve as basis for the decisions to be made by the Council for Investment Partnership Program (“CPPI”) in Centrais Elétricas Brasileiras S.A. (“Eletrobras”) privatization process, as authorized by Law No. 14,182, dated July 12, 2021[1].

Due to certain supervening facts that affect certain aspects of the aforementioned Reports, it was necessary to supplement them, according to the report issued on December 22nd, 2021 (“First Addendum”).

After the First Addendum, due to the negotiations between Eletrobras and the Ministry of Economy, BNDES and the Consortium were asked to, through the Official Letter No. 579/2021/SE-MME, dated December 27, 2021 (“Official Letter”), address the modification of some terms and conditions previously defined by the CPPI and tackled in the Reports and the First Addendum.

Terms and expressions initiated in capital letters used and not defined in this addendum shall have the meaning attributed to them in the Modeling Report and the First Addendum. Except as set forth in this addendum, we understand no amendment to the Reports or the First Addendum is necessary.

II. investment agreement of Eletronuclear

ENBPar and Eletrobras will execute an investments agreement, aiming to regulate the conditions under which ENBPar will invest in Eletronuclear. Among the provisions of such contract, there are obligations of the said parties to participate in raising new financings to Angra 3, by granting personal guarantees and/or transferring financings to Eletrobras as onlendings.

1 For the implementation of the transaction, in addition to the decisions of CPPI, Eletrobras and ENBPar, within their corporate governance procedures, shall decide on, according to their approval levels policies and relevant governance bodies set forth in their bylaws (and other possibly applicable documents) on all acts required for the implementation of the privatization attributed to each company.

Classificação: Confidencial
3

The CPPI Resolution 203/2021 set forth that such obligations would be undertaken in the proportion of their interest in the total share capital of Eletronuclear and that the currently existing guarantees should be taken into consideration.

It is important to note that, regarding the guarantees and/or the transfers portion related to ENBPar, it will have the obligation to take measures, within its powers, to enable that such financing portion is structured with a guarantee granted by the Federal Government, if such is required in the financing proposals sent by potential lenders.

Moreover, ENBPar shall commit to request funding to the Federal Government if the studies to be produced by BNDES for the feasibility of Angra 3 indicate the need of new capital contributions and, if it manages to obtain such funding, contributes it to Eletronuclear, as determined in such studies.

Such terms were not mentioned in the CPPI Resolution 203/2021, but were addressed in the First Addendum. It was originally negotiated that such obligations would be undertaken by ENBPar and Eletrobras proportionately to their equity interest in the total capital stock.

After the delivery of the First Addendum, however, during negotiations between the Ministry of Economy and Eletrobras, it was agreed that such guarantee, onlending and capital contribution obligations will be undertaken by ENBPar and Eletrobras proportionately to their interest in the voting capital stock each of them hold in Eletronuclear.

In addition to that, as opposed to what is stated in the Reports, the First Addendum and the CPPI Resolution 203/2021, the loans and guarantees granted (by Eletrobras and the Federal Government) prior to the execution of the Investment Agreement should not be taken into account in the calculation of the proportion of the new guarantee and financing obligations of ENBPar and Eletrobras. However, it would provide for the obligation of the parties of the Agreement to maintain the guarantees and support obligations (ESA) executed prior to the Agreement.

Classificação: Confidencial
4

Such understandings were informed to BNDES and the Consortium through the Official Letter No. 579/2021/SE-MME.

We understand the modifications described above are allowed, from a legal standpoint.

From a financial perspective, regarding the Federal Government, the understanding of the parties and informed to BNDES through the Official Letter mentioned above, despite increasing the amount of capital contributions and financing to be guaranteed by ENBPar and, therefore, indirectly by the Federal Government, is supported by the following points:]

  In preliminary interactions with potential lenders of the Angra 3 project, the unanimous concern was that a strong financial exposure of the Federal Government to the risks of the project is essential, both from a financial security point of view and for the indication of interest alignment for enabling the project;
  Thus, considering the hypothesis that the Federal Government will provide a guarantee to the portion for which ENBPar is responsible[2], a lower participation of ENBPar in guaranteeing the financing (which would occur in case the participation was not based in the voting capital, but rather in any other reference which resulted in a lower participation, such as the total capital stock), increases, up to a certain point, the risk to the feasibility of the funding of Angra 3. If such risk were materialized, would result in the abandonment of the construction, currently valued at R$ 14 billion[3]. Most of this value is not guaranteed or object of an obligation to support by Eletrobras, and, therefore, the Federal Government would indirectly be responsible for it;

[2] The Federal Government will not commit to grant guarantees from the beginning, since such decision by the Federal Government can only occur in a case-by-case basis, after analyzing each financing contract itself. However, the strategic nature of this project to the country, as well as the relevant estimated cost of abandonment of the construction works are matters which will have to be considered by the Federal Government when deciding on granting the guarantees.

[3] This estimation was provided by Eletronuclear and is under review by BNDES’ advisors in the context of the Angra 3 Project, which includes early termination of debt, supplier fines, regulatory fines and demobilization operational costs.

Classificação: Confidencial
5

  Additionally, a more relevant participation of Eletrobras in the guarantees of the new financings increases the risk perception of investors in the public offering of Eletrobras’ privatization, reducing the potential pricing value, what may, (i) in a smaller scale, reduce the financial value of the transaction to the Federal Government, and, (ii) in a larger scale, if the pricing value is lower than the minimum price approved by TCU, render the privatization unfeasible.

In view of the foregoing, the adjustment of the CPPI Resolution 203/2021, in order to reinforce the guarantees to enable Angra 3 is a justifiable measure from the financial perspective.

Considering the understanding of the parties, the directive provided by the Ministry of Mines and Energy and the analysis above, we propose the negotiations are reflected on the new CPPI resolution to be issued for the Privatization.

III. Creation of the golden share

The special class preferred share (golden share) to be held by the Federal Government shall be created by converting 1 (one) existing share held by the Federal Government – ideally, a preferred share, which would a share of the same type as the intended new share – and such created share is subscribed by (i.e., delivered) to the Federal Government, pursuant to Law 14,182 and in compliance with Art. 10, item II, sub item “d” of Decree No. 2.594, dated May 15,1998.

IV. amendment of the CPPI Resolution No. 203, dated October 19, 2021

To reflect the afore-mentioned issues, and the conclusions of the First Addendum, it is necessary to issue a new resolution which, among other provisions, partially modifies Resolution No. 203/2021.

After the understandings of the Parties, the draft contained in the ANNEX of this document was agreed upon, which shall replace the draft in the sole annex of the First Addendum. The modified parts are underlined. We recommend that such resolution is identical or similar to the draft.

***

Classificação: Confidencial
6

SIGNATURE PAGE OF THE ADDENDUM TO THE

THE LEGAL REPORT

AND

THE MODELING DETAILING REPORTS – ELETROBRAS

(dated December 27, 2021)

______________________________________________________________

BANCO GENIAL S.A.

By: Ricardo Augusto Justo Jacobucci / Mikael Martins Silva / Rafael Augusto Tapetti

______________________________________________________________

TAUIL & CHEQUER ADVOGADOS ASSOCIADO A MAYER BROWN LLP

By: Bruno Dario Werneck / Débora Hiromi Yanasse / Bruno Rieger Salzano

Classificação: Confidencial
7

ANNEX I – DRAFT OF THE 2ND CPPI RESOLUTION

CPPI RESOLUTION No. [=], OF DECEMBER [=], 2021

Amends Resolution 203, of October 19, 2021, which approves the operational form, adjustments and conditions for the privatization of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, as part of the National Privatization Program - PNB.

THE PRESIDENT OF THE COUNCIL OF THE INVESTMENT PARTNERSHIPS PROGRAM and the MINISTER OF STATE OF MINAS AND ENERGY, in the use of the powers conferred on them by art. 4 of Decree No. 10,245, of February 18, 2020, and in view of the provisions of Law No. 14,182, of July 12, 2021, in art. 6, item II, of Law No. 9,491 of September 9, 1997, in art. 10, item II, of Decree No. 2,594, of May 15, 1998, Decree No. 10,670, of April 8, 2021, Resolution No. 176, of April 27, 2021, and Resolution No. 203, of April 19, October 2021, resolve, at an ad referendum basis of the Council of the Investment Partnership Program:

Art. 1 Arts. 4, 8 and 11 of Resolution No. 203, of October 19, 2021 shall henceforth be in force with the following wording:

Art. 4 The Primary Offering shall be composed of ordinary shares in the smallest integer which represents the amount to be paid by ELETROBRAS or its subsidiaries in the concession bonus of the new electric power generation concession contracts, pursuant to art. 4, main section, item II, of Law 14,182/2021, provided such value is superior to R$ 22,057,564,316.99 (twenty-two billion, fifty-seven million, five hundred and sixty-four thousand, three hundred and sixteen reais and ninety-nine cents) and superior to R$ 26,648.033,913.65 (twenty-six billion, six hundred and forty-eight million, thirty-three thousand, nine hundred and thirteen reais and sixty-five cents).

...........................................................

§ 3 If the value of the concession bonus of the new concession contracts is not within the limits provided for in the main section of this article, the completion of the Primary Offering will be subject to a new resolution of the Council of the Investment Partnership Program.”(NR)

“Art. 8th ........................................................

...........................................................

§ 5 The FMPs-FGTS can be created, with standard regulations previously drafted by BNDES, for the acquisition of common shares in the Brazilian Offering with funds available in the dedicated account of the Guarantee Fund for Employees - FGTS, called “ FMP-ELET”, or with funds transferred from investments previously existing in other FMP-FGTS, called “Transitional FMP-ELET”.

Classificação: Confidencial
8

...........................................................”(NR)

“Art. 11 ........................................................

...........................................................

I - ........................................................

c) conversion of 1 (one) class B preferred share issued by ELETROBRAS and held by the Federal Government create 1 (one) special class preferred share, to be subscribed by and held exclusively by the Federal Government, pursuant to art. 3, item III, sub item “c” of Law No. 14,182, dated July 12, 2021, which will grant the power of veto in corporate resolutions in which aim to amend the Articles of Association of ELETROBRAS to modify the restriction to the voting rights exercise and the execution of shareholders’ agreement described in sub items “a” and “b” of item I of the main section of this article;

.......................................................

f) establish authorized capital, pursuant to art. 168 of Law No. 6.404, of 1976, allowing the capital stock of ELETROBRAS to be increased in an amount, at least, sufficient to make up the amount necessary to carry out the Primary Offering, also considering the possibility of distributing the Over-allotment Shares and the Additional Shares;

g) provide for the absence of preemptive rights of shareholders for the subscription of the securities within the limits of the authorized capital, in case such securities are offered in a sale in the stock exchange or via public subscription, pursuant to the provisions of art. 172, main section of this article and item I, of Law nº 6.404, of 1976; and

h) to approve other adjustments to ELETROBRAS' bylaws, to remove provisions related to its condition as a partially government-owned company and adapt it to the company's operations after liquidation of the Offering;

II - execution of a transfer agreement of the entire equity interest held by ELETROBRAS in Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), in consideration for payment a payment of R$ 1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents) equivalent to US$ 233,253,440.00 (two hundred and thirty-three million, two hundred and fifty-three thousand, four hundred and forty US dollars), on the reference date of December 31, 2020, subject to the following conditions:

a) updating of amounts owed by the variation of the US dollar, in addition to the monetary correction and remuneration mechanisms provided for in the Itaipu Treaty and subsequent reverse notes;

b) if the return on the capital of Itaipu for fiscal year 2021 has already been paid to ELETROBRAS by the date of full compliance with the conditions of effectiveness of the contract, said portion shall be deducted from the Price; otherwise, it will be paid in 36 (thirty-six) monthly installments;

Classificação: Confidencial
9

c) the remainder of the Price will be paid in 240 (two hundred and forty) monthly installments; and

d) the installments set forth in sub items “b” and “c” will be calculated based on the Price Amortization System, at the interest rate of 4.763% per year, and updated by the exchange rate variation of the dollar of the United States of America, provided that ENBPar may pre-pay, at any time, of the remaining balance of the installments;

...........................................................

IV - issuance, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand nine hundred and fifty-one) new common shares, in the total amount of R$ 7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) preferred shares, in the total amount of R$ 2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents), provided that a part of the total issuance price, in the amount of 2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be allocated to the formation of the capital reserve to be used for the payment of the total accumulated priority dividends of the preferred shares issued by Eletronuclear, pursuant to the provisions of item VIII of the main section of this article, while the remaining amount will be allocated to the share capital account;

V - subscription, by ELETROBRAS, of 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand and forty-six) preferred shares among those referred to in item IV of the main section of this article, in the total amount of R$ 6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand four hundred and thirty-seven reais and seventy-three cents), and the respective payment must take place on the settlement date of the Global Public Offering, as follows:

a) R$ 2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using primarily the credits related to priority dividends accrued against Eletronuclear, pursuant to item VIII of the main section of this article;

...........................................................

VI - assignment, by ELETROBRAS to ENBPar, free of charge, of the preemptive right to subscribe for part of the shares issued pursuant to item IV of the main section of this article, in a volume equivalent to BRL 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand four hundred and thirty-seven) common shares;

Classificação: Confidencial
10

...........................................................

IX - amendment to Eletronuclear's Bylaws, to:

a) modify the rights of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends and the voting right in resolutions related to the amendment of the Bylaws of Eletronuclear, which shall grant priority to capital reimbursement;

b) include authorization for the payment of dividends to preferred shareholders entitled to cumulative dividends using funds of the capital reserve account referred to in item VIII, pursuant to article 17, paragraph 6, of Law No. 6.404, of December 15, 1976;

c) create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant (“Monitoring Committee for the Angra 3 Thermonuclear Power Plant Project - COANGRA”), which will function until the beginning of commercial operation of the Angra 3 Thermonuclear Power Plant, with the purpose of advising the Board of Directors of Eletronuclear, including performing analysis and issuing a prior opinion on the contracting of goods, services, construction works, financing and collaterals linked to the project, having a composition of five members, provided ENBPar and ELETROBRAS shall be equally represented, with up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and 1 (one) independent external member appointed by mutual agreement between ELETROBRAS and ENBPar, all duly compensated;

d) change the composition and organization of powers of the Board of Officers of Eletronuclear, to:

1. segregate the functions of the Chief Administrative and Financial Officer between a Chief Administrative Officer and a Chief Financial Officer as long as the shareholders' agreement referred to in item XIII is in force; and

2. provide for the existence, until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, of the position of Chief Angra 3 Officer, who will be responsible for coordinating the activities to support the completion of the services procured with BNDES and the procurement of the services of engineering, procurement of financing and project management necessary for the completion of the Angra 3 Thermonuclear Plant;

e) set the reimbursement amount in cases of exercise of withdrawal rights to establish that such amount will be the higher between the book equity value and the economic value of the respective equity interest, determined in an independent assessment;

........................................................... ......

Classificação: Confidencial
11

XII - execution, between ELETROBRAS and ENBPar, of an investment agreement providing for, at least, the obligations of the parties to:

a) the obligations of the parties to take part in the raising of new financing for Angra 3, by granting personal collaterals, as well as onlendings through loans to Eletronuclear, in a total amount required for the conclusion of the Angra 3 Thermonuclear Power Plant, according to the assessments led by BNDES pursuant to Decree No. 9,915, dated July 16, 2019, and in Law No. 14,120, dated March 1st 2021, and in proportion to their interest in the voting capital stock of Eletronuclear, provided that the calculation of such proportions shall not consider the collaterals, loans and equity support obligations in force among the Federal Government, Eletrobras and Eletronuclear, which shall be maintained; and

b) perform all the acts, within their attributions, for the purpose of subscribing to new issuances of shares of Eletronuclear, in the form to be determined by the assessments procured by it with BNDES, in proportion to their interest in the voting capital stock of Eletronuclear;

XIII - execution, between ELETROBRAS and ENBPar, of an Eletronuclear shareholders' agreement to regulate the governance of this company, providing for, at least:

a) continuation of the operation of the committee provided for in sub item “c” of item IX of the main section of this article until the beginning of commercial operations of the Angra 3 Thermonuclear Power Plant;

b) ENBPar's preemptive right on the sale of shares issued by Eletronuclear held by Eletrobras; and

c) Eletrobras’ right to appoint the Chief Financial Officer of Eletronuclear;

...........................................................

XVII - compliance, by ELETROBRAS, of the conditions set forth in the CNPE resolutions which regulate the provisions of arts. 1, 2, 4 and 5 of Law No. 14,182, of 2021; e

XVIII – ELETROBRAS shall provide support and advisory service necessary for ENBPar's activity in the trading of energy produced by Itaipu, the payment for which shall be agreed upon between the parties, for a period of up to 180 (one hundred and eighty) days from the date of settlement of the Global Public Offering.

§ 1 The statutory changes provided for in sub items “a”, “b”, “c”, “d”, “e” and “h” of item I of the main section of this article shall comply with the provisions of § 6 of art. 3 of Law No. 14,182, of 2021, and will enter into force only after the settlement of the Global Public Offering, pursuant to the provisions of § 2 of art. 3 of the aforementioned Law.

...........................................................

§ 4 The provisions of sub items “d” and “e” of item I of the main section of this article shall not apply to the effective, direct or indirect, interest of the Federal Government in the voting capital stock of ELETROBRAS on the date of settlement of the Global Public Offer, but it will be applicable if, in the future, its interest is modified and, after being below the thresholds of fifty percent or thirty percent of the voting capital stock of ELETROBRAS, respectively, exceeds them once more.

Classificação: Confidencial
12

...........................................................

§ 5 The adjustments and conditions described in items II, IV to VI and VIII to XIII of the main section of this article, as well as in § 13 below, will be approved by the general shareholders’ meeting of ELETROBRAS, based on item I of art. 3 of Law No. 14,182, of 2021, regarding which the Federal Government shall abstain from voting; and the effects of such resolutions shall be suspended and subject to the settlement of the Global Public Offering, pursuant to art. 125 of Law No. 10,406, of January 10, 2002, and § 2 of art. 3 of Law No. 14.182, of 2021..

...........................................................

§ 7 The adjustments and conditions provided for in items XIV to XVIII of the main section of this article shall be approved at the general shareholders’ meeting of ELETROBRAS, in compliance with the provisions of § 2 and § 6 of art. 3 of Law No. 14.182, of 2021.

...........................................................

§ 13. ELETROBRAS’ Articles of Association shall provide that the prohibition referred to in sub item “a” of item I shall also apply to preferred shareholders who acquire voting rights, pursuant to art. 111, § 1, of Law No. 6.404, of December 15, 1976.

§ 14. The adjustments determined in item I of the main section of this article and in § 13 shall be decided upon and approved at the general shareholders’ meeting of ELETROBRAS jointly, in a single bloc.

§ 15. The value of the capital stock of Itaipu described in art. 6 of its Bylaws, contained in Annex A of the Treaty of Itaipu, shall remain unchanged.” (NR)

Art. 2 The public hearing for the privatization process of ELETROBRAS shall be held by BNDES, with the participation of Eletrobras and the Ministry of Mines and Energy, on a single day, in virtual form, through a virtual platform for meetings.

Art. 3 Paragraph 9 of art. 11 of Resolution No. 203, of 2021, is hereby revoked.

Art. 4 This Resolution enters into force on the date of its publication.

PAULO GUEDES

President of the Council of Investment Partnership Program

BENTO ALBUQUERQUE

State Minister of Mines and Energy

Classificação: Confidencial
13

Annex 4

Economic bases and calculation chart for the amount to be paid by ENBpar for the equity interest of Itaipu

Calculation Chart

•	The reference for the pricing of the transfer of Eletrobras’ shares in Itaipu is the fair value of the asset, which takes into account the original amount invested by Eletrobras, adjusted for an adjustment factor that reflects the corresponding inflation since the investment in Itaipu until the base date, which was December 31, 2020 (such amount referred to as “Principal” for purposes of this document), added to the amount necessary for the payment of a yield of 12% on the interest in the paid-up capital, pursuant to paragraph 1 of Article III of the Treaty and Article VI of Annex A (Itaipu’s Bylaws) for 2021 (such amount, the “2021 Remuneration” for the purposes of this Annex).

As an example, the calculation may be thus demonstrated:

Legend:

Original capital

Adjustment factor (Dec 2020)

Adjusted investment amount (Dec 2020)

Yield without capital (2021)

Fair Value (Dec 2020)

Where:

1)	According to Annex A, Article 6 of the Treaty: “ITAIPU’s capital shall be equivalent to USD100,000,000.00, held by Eletrobras and Administración Nacional de Eletricidad – ANDE in equal and non-transferable parts.”
2)	The Adjustment Factor of 4.16524 in December 2020 was extracted from Itaipu’s financial statements as of December 31, 2020, and calculated according to such document, based on the US average annual inflation index, using the Industrial Goods (IG) and Consumer Prices (CPI) indexes, published in the International Financial Statistics Yearbook, updated since 1975.
3)	According to paragraph 1 of Article III of the Treaty and Article VI of Annex A (Itaipu’s Bylaws), the amount required for the payment corresponds to a yield of 12% per annum on the Eletrobras’ interest in Itaipu’s paid-up capital. Applying this yield on the adjusted investment amount for December 2020, we have:

12.0% * 208.262 = USD24.991 MM

208.262 + 24.991 = USD233.253 MM

Given the calculation presented above, we note that the fair value of Eletrobras’ interest in Itaipu to be transferred from Eletrobras to ENBpar, at prices for December 2020, is USD233,253,440.00, equivalent to BRL1,212,148,151.65, considering the US Dollar selling exchange rate of 5.1967, as published by the Central Bank of Brazil (“PTAX”), on the base date of December 31, 2020.

14

Adjustment Parameters

The fair value of the Eletrobras’ interest in Itaipu to be transferred from Eletrobras to ENBpar shall be adjusted for inflation until the transfer completion date. For this, the Principal amount shall be adjusted according to the calculation below:

i)     multiplication by the ratio between the 2021 Adjustment Factor and the 2020 Adjustment Factor;

ii)	adjustment of the result of item i above for the average variation of the US inflation indexes Industrial Goods and Consumer Price Index, from December 31, 2021 until the end of the month prior to the transfer completion date (including);
iii)	multiplication of the result of item ii above by the PTAX variation from December 31, 2020 until the business day immediately before the transfer completion date (including); and
iv)	the rate of yield of 12% per annum shall apply pro-rata die to the result of item iii above for the period from December 31, 2020 (including) until the end of the month prior to the transfer completion date (including).

The 2021 Remuneration amount shall be adjusted according to the calculation below:

i)	multiplication by the ratio between the 2021 Adjustment Factor and the 2020 Adjustment Factor; and
ii)	multiplication of the result of item i above by the PTAX variation from December 31, 2020 until the business day immediately before the transfer completion date (including).

Payment Method

Regarding the payment of the fair value of Eletrobras’ interest in Itaipu, ascertained as outlined in the preceding item taking into account the adjustment of the price, it was settled that the Principal amount shall be paid in 240 installments and the amount of the 2021 Remuneration shall be paid in 36 installments, in both cases in payments made in consecutive monthly installments, on a constant payment basis (Amortization Schedule), which shall be adjusted as detailed below.

The interest rate suitable for the installments at stake was defined adopting as a benchmark the yield required, at market values, from the bonds issued by the National Treasury, denominated in U.S. Dollars (also known as Global Bonds), due on January 20, 2034, and that on December 17, 2021, were traded at a yield of 4.763% per annum. The selection of this bond as a benchmark resulted from the fact that it has the closest duration, among all Global Bonds issued by the National Treasury, to the installments to be paid by ENBpar to Eletrobras: 8.3 years for the former, against 8.5 for the latter.

Based on such metrics, the amount of the installments to be paid by ENBpar to Eletrobras shall be calculated according to the following equation:

With:

is the installment, in Reais, to be paid on a certain month;

15

is the installment part for the payment of the Principal amount, as defined at the beginning of this Section IV.1. This installment shall be paid for 240 months;

is the installment part for the payment of the 2021 Remuneration, as defined at the beginning of this Section IV.1. This installment shall be paid for 36 months. After that, it shall be null;

is the installment number, varying from 1 to 240;

is the installment of the price corresponding to the Principal amount, adjusted pursuant to the item described above;

is the installment of the price corresponding to the 2021 Remuneration, adjusted pursuant to the item described above;

is the monthly interest rate of 0.3885473% (equivalent to 4.763% per annum) – according to the yield explained above;

is the PTAX variation between the business day immediately before the transfer completion date and the business day immediately before the payment date of such month.

The first installment shall be paid by ENBpar to Eletrobras 30 days after the interest is effectively transferred and all conditions precedent to the closing of the transaction are satisfied (essentially, the settlement of the Offering). The subsequent installments shall be due on the same day of payment of the first installment, in the subsequent months.

In case of late payment, ENBpar shall pay, on the defaulted amount, (i) during the first 15 days of late payment, interest equivalent to 0.5% per month pro-rata die and (ii) after the 16th day of late payment, interest equivalent to 1% per month pro-rata die.

ENBpar, at its sole and exclusive discretion, may settle the remaining balance payable to Eletrobras for the interest in Itaipu early. In that case, ENBpar shall provide a minimum 30-calendar-day notice to Eletrobras of its early settlement intention. The outstanding balance to be paid shall be calculated based on the following formula:

With:

is the fair value balance still not paid, in Reais, in a certain month, after the payment of the ;

The other terms were previously defined.

The payment of the early settlement shall be made in the Brazilian currency (Reais), converted from the currency in which the remaining balance is denominated (U.S. Dollars) based on the PTAX for the last business day immediately before the payment.

CARMEN TIBURCIO
Professora Titular da Universidade do Estado do Rio de Janeiro – UERJ
LL.M. e S.J.D. University of Virginia

I. PERSONAL INFORMATION

1. My name is Carmen Beatriz de Lemos Tiburcio Rodrigues. I am a Full Professor of Private International Law and International Litigation at the Faculty of Law of the University of the State of Rio de Janeiro (UERJ), where I have taught since 1982. I obtained my Master of Laws (LL.M.) (1987) and Doctoral Degree of Juridical Science (S.J.D.) (1998) from the University of Virginia Law School (U.S.A). I am a visiting lecturer at the University of Toulouse, France, since 2006, and I have been an invited lecturer at a number of Brazilian Universities as well. I was a guest lecturer at The Hague Academy on International Law in 2017, and was appointed as prospective arbitrator by the Brazilian Secretary of State for the Mercosur Tribunal and the Mercosur-Bolivia Tribunal. I have frequently acted as a member of the Admissions Committee for federal judges in Rio de Janeiro and have been a permanent member of the International Law Committee of the Advanced School for Federal Judges – EMARF, 2nd region. I was also a member of the Committee created by the Ministry of Justice in 2004 to draft legislation on international juridical cooperation.

2. I am the author of the following books: *The current practice of International cooperation in civil matters* (2018), *Extensão e Limites da Jurisdição Brasileira: competência internacional e imunidade de jurisdição* (2016 and 2017); *Direito Internacional Privado – parte geral e processo internacional* (in co-autorship with late professor Jacob Dolinger, 15th ed., 2019); *Private International Law in Brazil* (in co-autorship with late professor Jacob Dolinger, 2nd. ed., 2017); *Comentários à Convenção da Haia sobre Sequestro Internacional de Crianças* (in co-autorship with Guilherme Calmon, 2014); *Direito Constitucional Internacional* (in co-autorship with Luís Roberto Barroso, 2013); *Temas de Direito Internacional* (2004); and *The Human Rights of Aliens under International and Comparative Law* (2000). I have also have written and published several articles in journals from Brazil and abroad.

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3. I am licensed to practice law in Brazil and act as a consultant on international law and arbitration at the law firm BARROSO FONTELLES, BARCELLOS, MENDONÇA ADVOGADOS (BFBM Advogados). As a practicing lawyer, I have acted as counsel, arbitrator and expert in judicial and arbitral proceedings in Brazil and abroad. I have co-signed among other Private International law scholars on to the brief of *amici curiae* on statelessness submitted to the U.S. Supreme Court in support of the respondent in the case *Loretta E. Lynch vs. Luis Ramon Morales-Santana*. I have also acted as expert in cases in France, Australia, UK, Germany and the United States. In light of all the above, I can attest that the questions posed by CENTRAIS ELÉTRICAS BRASILEIRAS S.A. ("Eletrobras") and its counsels lie within my academic and professional expertise.

4. This legal opinion was originally written in Portuguese. This English translation was authored and signed by me. As such, I included this first part, not comprised in the original version, in which I introduce myself to foreign readers.

II. FACTS AND CONSULTATION

5. Centrais Elétricas Brasileiras S.A. ("Eletrobras"), by way of its Legal Department, presents a consultation relating to the interpretation of the Treaty signed between the Federative Republic of Brazil and the Republic of Paraguay, for the Hydroelectric Development of the Hydraulic Resources of the Paraná River, Belonging in Condominium to the two Countries, from and including the Salto Grande de Sete Quedas or Salto de Guairá to the Mouth of the Iguaçu River, in force as a result of the enactment of Decree nº 72.707, of August 28th, 1973. The consultation is comprised within the context of privatization of Eletrobras, as established by Provisional Measure nº 1.031/2021, later converted into Law nº 14.182/2021.

6. The consultant informs – and the fact is indeed notorious – that it participates, together with the Paraguayan company Administración Nacional de Eletricidad – ANDE, as the only shareholders of the company Itaipu Binacional, having contributed as paid-in capital in the amount of US$ 50.000.000,00 (fifty thousand US

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dollars) when the company was created. Since then, as per the terms of the Treaty of Itaipu, Eletrobras receives annually return on capital paid by Itaipu Binacional[1].

7. In accordance with Provisional Measure nº 1.031/2021, later converted into Law nº 14.182/2021, the National Bank for Economic and Social Development – BNDES – is the entity responsible for the execution and monitoring of the privatization process of Eletrobras[2]. The consultant informs that, in that capacity, BNDES is analyzing how to calculate the compensation to which Eletrobras would be entitled as a result of its withdrawal from the shareholding structure of Itaipu Binacional. Also according to the consultant, it is in the interest of Eletrobras to independently ascertain whether, and to what extent, it would be entitled to payment of its shares as a result of its withdrawal from the shareholding structure of the company Itaipu Binacional.

8. In the light of these circumstances, the consultant requested the present legal opinion and specifically inquires the following:

(i) Considering the legal nature of Itaipu, what is the composition of the compensation owed to Eletrobras in the eventual sale of its participation in Itaipu Binacional, in the context of privatization regulated by Law n. 14.182/21, for example: a) value of the participation in the capital stock of the company and monetary update as provided for in the Treaty, Annexes and Revertive Notes; b) rights arising from the exploitation of energy until and/or after 2023; c) contributions to the capital of Itaipu

[1]Treaty of Itaipu, article XV, § 2o: "Annex C contains the financial bases for the provision of the electricity services of ITAIPU. (...) Paragraph 2 - ITAIPU shall include in the cost of its service the amount necessary for the payment of the returns on the capital." Treaty of Itaipu, Annex C, III.1: III.1: "III. The cost of the electricity service shall be composed of the following annual parcels: (...) III.1. The amount necessary for the payment, to the parties that constitute the ITAIPU, of the returns of twelve percent per annum for their participation in the integrated capital, in accordance with Paragraph 1st of Article III of the Treaty and with the Article VI of the Statute (Annex A)" (free translation by the author). The translation of the Treaty into English is available at https://www.sec.gov/Archives/edgar/data/1439124/000119312508153744/dex41.htm, access on January 3rd, 2022.

[2] Provisional Measure 1031/2021, Art. 1, Paragraph 3: "The National Economic and Social Development Bank (BNDES) is responsible for carrying out and monitoring the Eletrobras privatization process" (free translation by the author). Law nº 14,182/2021, Art. 1, Paragraph 3: "The Banco Nacional de Desenvolvimento Econômico e Social (BNDES) is responsible for carrying out and monitoring the Eletrobras privatization process"(free translation by the author).

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with resources from the compulsory loan; d) Other values that make up the Itaipu´s future cash flow?

(ii) In light of the legislation governing Itaipu, should the company's share capital, provided for in Annex A of the Treaty, be monetarily updated?

9. From the outset, it must be pointed out that the complexity of the legal regulation of Itaipu is similar to the challenges involved in the construction of the hydroelectric plant and in the political negotiation between the two parties to the treaty[3]. As will be seen throughout this legal opinion, the Treaty of Itaipu is until today a *sui generis* normative instrument that finds few parallels in international law. Along the same lines, the bundle of legal relations involving sovereign States (the Federative Republic of Brazil and the Republic of Paraguay), state-owned companies (Eletrobras and ANDE) and the company created by the Treaty of Itaipu (Itaipu Binacional) gives rise to a complex and dynamic interaction between norms arising from international law and Brazilian (and Paraguayan) public and private law.

10. Notwithstanding the study that follows, it is possible to summarize the main conclusions of the legal opinion as follows. The consultation formulated by Eletrobras requires the simultaneous examination of norms deriving from Brazilian law and the Treaty of Itaipu. On the one hand, the legal relationship between Eletrobras and the Union is governed by rules of Brazilian public and private law that guide the relationship between the Union – which acts as a Public Power, but also as the creator and controller of Eletrobras – and the consultant. On the other hand, since this is an asset of a peculiar nature, the criteria for evaluating Eletrobras' shares in the company Itaipu Binacional must be taken from the economics of the Itaipu Treaty. This being the case, the paid-in capital contributed by the consultant must be updated in accordance with the capital adjustment criterion provided for in

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[3] Along the same lines, Gustavo Zanini, O Tratado de Itaipu, *Revista da Faculdade de Direito, Universidade de São Paulo 69*:166, 1974: "From the point of view of international relations, the signing of the Itaipu Treaty proves that two obstacles have been overcome, the legal and the political, for the realization of a common energy development scheme" (free translation by the author).

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Revertive Notes ("("Notas Reversais") 10, used annually by Itaipu Binacional to pay income to the consultant and to ANDE.

III. INTERNATIONAL TREATIES: CLASSIFICATION, INTERPRETATION, *STATUS* AND EFFECTIVENESS

III.1. Treaties and their legal nature: classification attempts

11. The concept of *treaty* may be drawn from the 1969[4] (VCLT) and 1986[5] Vienna Conventions on the Law of Treaties. As per these Conventions, a treaty is an international agreement drafted in written form, whether contained in a single instrument or in two or more related instruments and whatever its particular designation[6], entered into between entities of international law (States and/or international organizations) and governed by international law[7]. Although it appears to be a simple concept, one can easily note that, under the general designation of *treaty*, the most different agreements, with different purposes, may be concluded among entities of international law[8].

12. International treaties have been gaining more and more importance over the last decades, among other reasons because of the emergence of matters of universal interest and of the multiplication of essentially international relationships between States, between States and private parties, and between private

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[4] Brazil has adhered to the 1969 Vienna Convention and internalized it by means of Decree nº. 7030, dated December 14, 2009. Under the terms of its Article 2.1, for the purposes of the Convention, "'treaty' means an international agreement concluded between States in written form and governed by international law, whether embodied in a single instrument or in two or more related instruments and whatever its particular designation".

[5] The 1986 Vienna Convention applies to treaties between States and International Organizations or between International Organizations. These are not comprised by the 1969 Vienna Convention on the Law of Treaties, which applies to agreements between States.

[6] Celso de Albuquerque Mello lists several terms which have the same meaning, such as: convention, covenant, agreement, protocol, pact, declaration, act, letter, and statute. See Celso de Albuquerque Mello, *Curso de direito internacional público*, vol. I, 2001, p. 204-5.

[7] On this topic, see, among others, Patrick Daillier and Alain Pellet, *Droit International Public*, 2002, p. 118-21.

[8] Alberto do Amaral Junior, *Introdução ao direito internacional público*, 2008, p. 45-6: "Since ancient times, treaties have been serving the most different purposes, among which the creation of military defense alliances, peacemaking, establishment of borders between countries, and intensification of economic and cultural exchange" (free translation by the author).

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parties located in different countries, which are phenomena that make international interactions increasingly intense and complex. It follows that treaties and agreements are frequently employed as instruments of international policy and trade, in order to maximize the common interests between States, resolve conflicts, or keep disputes under control.

13. Because of the variety that is typical of treaties and which naturally results from the complex and dynamic character of international relations, in order to interpret them it is particularly important to first tentatively classify them based on their nature or on their main characteristics. Under domestic law, the circumstance that a norm has, for example, a constitutional, civil, criminal, tax, or labor nature will lead to the application of different construction principles and standards. The same is valid, and with all the more reason and greater repercussions, with respect to international treaties[9], as the Brazilian Federal Supreme Court has established on several occasions[10].

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[9] It is important to point out that, in Brazil, the classification of international treaties is a very relevant issue. In addition to playing a role in its interpretation, the nature of the treaty determines the competence of courts (venue): For cases stemming from *contractual treaties*, the Federal courts will have jurisdiction, as per Article 109(III) of the Constitution; for those involving *law-making treaties*, on the other hand, jurisdiction will be asserted in accordance with other applicable legal criteria (see Carmen Tiburcio, A competência da Justiça Federal em matéria de Direito Internacional - Notas sobre o art. 109, III, da Constituição Federal. *Revista de Direito do Estado 15:* 257-71, 2010).

[10] Federal Supreme Court, Official Gazette of 12 Feb 1988, Extraordinary Appeal 114.784, Reporting Justice Carlos Madeira: "But one must pay attention to the classification of the treaties. There are law-making treaties, which intend to establish international law norms; there are contractual treaties, which aim to govern reciprocal interests of the States in a concrete way. Those in the first class – as taught by Clóvis Beviláqua – reveal or confirm the objective right; those in the second class establish a type of subjective right. The General Agreement on Tariffs and Trade (GATT) is a contractual treaty, as it applies to economic interests of the signatory countries, subject to the principle of the State self-preservation. This principle extends to the compliance with agreements concluded with other countries, and these are not affected by the domestic laws, including the constitutional provisions." (free translation by the author). See also: Federal Supreme Court, Official Gazette of 9 Apr 1976, Extraordinary Appeal 82.509/SP, Reporting Justice Moreira Alves. See also Federal Supreme Court, Official Gazette of 27 Oct 2015, Extraordinary Appeal 781136 Regulatory Appeal, Reporting Justice Dias Toffoli: "Regulatory appeal in extraordinary appeal. Tax law. Codfish import. Signatory country of the general agreement on tariffs and trade (GATT). Exemption from tax on circulation of goods and services (ICMS). Jurisdiction. Federal Court. **1. The precedents of this court are to the effect that the jurisdiction to hear cases originating from a treaty or contract between the Federal Government and a foreign State or international organization is the Federal Courts', including if the case involves a state tax exemption.** 2. Regulatory appeal denied." (free translation by the author, emphasis added). In the Superior Court of Justice, see, e.g., Superior Court of Justice, Official Gazette of 4 Sept 2013, Special Appeal 1181954, Reporting Justice Nancy Andrighi: "... 4. Reliance on provisions of an international convention is not enough to shift to the Federal Court the jurisdiction to prosecute and judge the case, except where the

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14. Different criteria may be employed to classify treaties[11]. The most important one, however, since it has the greatest repercussion on the treaties' interpretation, is the one that attempts to distinguish them ***based on the nature of their rules***. The nature of the rules of an international treaty results mainly from the object and/or purpose that the parties attribute to it, which may be identified from the very language of the treaty and also from the context and the circumstances of its negotiation and conclusion[12].

15. Indeed, Article 31 of the Vienna Convention on the Law of Treaties lists the basic rules applicable to international instruments and provides, among others, that they must be interpreted *"in accordance with the ordinary meaning to be given to the terms of the treaty in their context and in the light of its object and purpose"*[13]. Article 32 of the VCLT also provides that one may have recourse to the preparatory work of the treaty and the circumstances of its conclusion[14]. In other words, in order to interpret the treaty, one must take its *nature* into account, which is provisions of a 'treaty or contract between the Federal Government and a foreign State or international organization' are the very object of the dispute" (free translation by the author).

[11] We often see classifications involving criteria such as the number of parties, the possibility of third parties adhering to the treaty, the duration of its effects in time, among others. On this topic, see Celso de Albuquerque Mello, *Curso de direito internacional público*, v. I, 2001, p. 207 et seq.

[12] See Malcolm Shaw, *International Law*, 2003, p. 933: "... any true interpretation of a treaty in international law will have to take into account all aspects of the agreement, from the words employed to the intention of the parties and the aims of the particular document. It is not possible to exclude completely any one of these components".

[13] VCLT Article 31: "1. "A treaty should be interpreted in good faith in accordance with the ordinary meaning to be given to the terms of the treaty in their context and in the light of its object and purpose . 2. The context for the purpose of the interpretation of a treaty shall comprise, in addition to the text, including its preamble and annexes: (a) Any agreement relating to the treaty which was made between all the parties in connection with the conclusion of the treaty; (b) Any instrument which was made by one or more parties in connection with the conclusion of the treaty and accepted by the other parties as an instrument related to the treaty. 3. There shall be taken into account, together with the context: (a) Any subsequent agreement between the parties regarding the interpretation of the treaty or the application of its provisions; (b) Any subsequent practice in the application of the treaty which establishes the agreement of the parties regarding its interpretation; (c) Any relevant rules of international law applicable in the relations between the parties. 4. A special meaning shall be given to a term if it is established that the parties so intended."

[14] VCLT Article 32: "Recourse may be had to supplementary means of interpretation, including the preparatory work of the treaty and the circumstances of its conclusion, in order to confirm the meaning resulting from the application of article 31, or to determine the meaning when the interpretation according to article 31: (a) Leaves the meaning ambiguous or obscure; or (b) Leads to a result which is manifestly absurd or unreasonable."

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determined, among other aspects, by the object, the context, and the circumstances of its conclusion[15]. Considering the elements that have just been identified, treaties are usually divided into four large groups: **(i)** *law-making treaties*; **(ii)** *contractual treaties;* **(iii)** *organization treaties;* and **(iv)** *framework treaties*.

16. *Law-making treaties* are usually concluded among several States[16] and aim to create objective rules of conduct, in general and abstract terms[17]. As Francisco Rezek puts it, in *law-making treaties*, the parties *"enact an objectively valid rule of law"*[18]. In other words, they are instruments whose goal is to create *legal rules*, to establish objective law.

17. *Contractual treaties*, in turn, are those that create reciprocal rights and obligations for the States Parties. Usually concluded between two States (although there may be multilateral contractual treaties), this type of treaty aims to establish *"subjective legal situations"*[19], not exactly general, abstract rules. Accordingly, although they may have internal effects, the most relevant effects of contractual treaties are international, as they are transactions between States. The several cooperation agreements on commercial, tax, and criminal matters are examples of contractual treaties. In other words, contractual treaties originate from different wills and do not seek to create universal rules of conduct, but rather subjective legal

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[15] In this respect, see the comments made by Judge Mark Eugen Villiger, of the European Court of Human Rights, about the VCLT provisions, in Mark Eugen Villiger, *Commentary on the 1969 Vienna Convention on the Law of Treaties*, 2009, p. 427: "**The terms are used as a combined whole and include a treaty's aims, its nature and its end.** Indeed, a treaty may have many objects and purposes. One of the objects and purposes will certainly be to maintain the balance of rights and obligations created by the treaty. **Article 31 thus also entrenches the teleological or functional approach. It enables considerations of the different aims of particular types of treaties**." (emphasis added)

[16] Hidelbrando Accioly and Geraldo Eulálio do Nascimento e Silva, *Manual de direito internacional público,* 2009, p. 21: "Law-making treaties are usually concluded among several States with the purpose to establish norms of public international law" (free translation by the author).

[17] Gerald Fitzmaurice, UN Doc. a/CN.4/107, YILC 1957, vol. II, p. 31: "... the juridical force of the obligation is inherent, and not dependent on a corresponding performance by the other parties to the treaty ... so that the obligation is of a self-existent character, requiring an absolute and integral obligation and performance under all condition."

[18] José Francisco Rezek, *Direito dos tratados*, 1984, p. 130.

[19] Celso de Albuquerque Mello, *Curso de direito internacional*, vol. I, 2001, p. 219.

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situations characterized by the generation of reciprocal rights and duties between the contracting States[20].

18. On the other hand, the proliferation of international organizations gives rise to treaties that aim to create organizations and entities of international law. Their main goal is neither to create reciprocal and opposing obligations between States nor rules of conduct of general application. By means of these documents, designated as *organization treaties*, the signatory parties intend to create an international organization. They contain to a large extent self-enforcing rules, since the very existence of the treaty is already enough to guarantee its intended purpose[21]. In addition to structural provisions, treaties that create international organizations also provide for the attributions of the created entity[22].

19. Finally, the emergence of issues that concern several countries and/or of worldwide proportions – for example, global warming, the environment and the humanitarian situation of minorities – has been mobilizing the States towards an attempt to align their objectives and establish common standards of action. The selected instrument in those cases is the so-called *framework treaty* (or more often *framework convention*).

20. As will be seen below, the Treaty of Itaipu has a hybrid nature, bearing characteristics specific to more than one of the mentioned typologies. Primarily,

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[20] Carmen Tiburcio, A competência da Justiça Federal em matéria de Direito Internacional - Notas sobre o art. 109, III, da Constituição Federal. *Revista de Direito do Estado 15:*257-71, 2010.

[21] In effect, under a legal perspective there is no need for complementary rules or subsequent manifestation of intent by the parties – even if additional instruments are considered in order to address issues related to the objectives of the organization.

[22] Jorge Miranda, *Direito internacional público*, 2006, p. 235: "The treaty that institutes an international organization provides for its purposes and the applicable means to attain them, the relations with the members and other subjects of international law, its geographic scope and whether it is open or closed, the organizations system, and the respective attributions and procedures. This is the origin and the foundation (or the immediate foundation, going beyond the submission to general or common principles of international law) of the legal structure of each organization" (free translation by the author).

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however, it seems important to describe briefly how, and with what status, an international treaty enters the Brazilian legal system.

III.2. Effectiveness and Status of Treaties under Brazilian Law

21. As known, in order for international treaties to which Brazil is a party to take effect internally, they must go through a process that involves the Executive and the Legislative Branches (Federal Constitution Article 84(VIII)). The development and incorporation of treaties into domestic law follow a procedure that may be summarized as: (i) negotiation and signature of the text by the President of the Republic, who has exclusive powers to maintain relations with foreign States and enter into international treaties, conventions, and acts (Federal Constitution Article 84(VII) and (VIII)23); (ii) approval by the National Congress by means of a legislative decree, which cannot amend or change the text, but only approve it or reject it (Federal Constitution articles 84(VIII) and 49(I)[24]); (iii) ratification, if the President signs the original text of the treaty and deposits it with the competent international organization[25], or adhesion, if the Brazilian State becomes a party to the treaty after its original conclusion; and (iv) enactment and publication, by means of a decree of the Head of the Executive, in which the full text of the treaty is disclosed.

22. Once this procedure is observed, the treaty becomes part of the Brazilian legal system. What needs to be determined, therefore, is the status with which the international treaty is incorporated into the national positive law. The

[23] Federal Constitution of 1988 Article 84: "The President of the Republic shall have the exclusive power to: ... VII - maintain relations with foreign States and to accredit their diplomatic representatives; VIII - conclude international treaties, conventions and acts, *ad referendum* of the National Congress" (free translation by the author).

[24] Federal Constitution of 1988, Article 49: The National Congress shall have exclusive jurisdiction to: I - decide conclusively on international treaties, agreements or acts which result in burden or burdensome commitments for the national property;" (free translation by the author).

[25] Note that this is the procedure for *multilateral* treaties, provided that, in this case, the President may make reservations, for which just acknowledgment (not consent) by the other parties is required. If the treaty is bilateral, ratification is made by exchanging notes, and reservations are not allowed. See Carmen Tiburcio, *Temas de direito internacional*, 2006, p. 6.

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traditional, long-established position of the Brazilian Supreme Court[26] is that, once incorporated into Brazilian Law, treaties acquire the same status as statutory law[27]. As a consequence, they are subject to the Federal Constitution, including for purposes of constitutional review[28].

23. In case of conflict between conventional rules and constitutional rules, the Constitution prevails, without resort to any chronological criterion[29]. The Constitution itself validates this notion, as we see in Article 102(III)(b), as well as in Article 105(II)(a) of the 1988 Constitution, which assigns jurisdiction to the Superior Court of Justice to prosecute and judge special appeals from decisions that contravene or deny validity to treaties, just as in the case of federal statutes[30].

24. The general equivalence between treaties and statutory laws leads to the conclusion that a subsequent international rule can revoke or change the internal statutory law, and that a subsequent statutory law can have the same effect

[26] Federal Supreme Court, Official Gazette of 29 Dec 1977, Extraordinary Appeal 80.004/SE, Reporting Justice Cunha Peixoto.

[27] See, *e.g.*, Federal Supreme Court, Official Gazette of 8 Aug 2001, Direct Action of Unconstitutionality 1.480/DF, Reporting Justice Celso de Mello: "International treaties or conventions, once regularly taken in by national law, are at the same level in the Brazilian legal system in terms of validity, effectiveness, and authority as statutory laws, so that there is a mere relationship of normative equivalence between these and the acts of public international law. Precedents. Under the Brazilian legal system, international acts are not hierarchically above the national laws. Any precedence of international treaties or conventions over infra-constitutional national laws will only be justified where the situation of contradiction with the domestic legal system requires, in order to resolve a conflict, that the chronological criterion apply instead ('*lex posterior derogat priori*') or, if applicable, the specialty criterion. Precedents" (free translation by the author).

[28] Along these lines, Article 102(III)(b) of the 1988 Constitution provides as follows: "Article 102. The Federal Supreme Court shall be responsible essentially for protecting the Constitution and it shall be competent to: ... III - Judge on extraordinary appeal cases decided in a sole or last instance where the decision appealed: ... (b) declares a treaty or a federal law unconstitutional."

[29] Note, incidentally, that a treaty concluded in breach of the Constitution may be declared invalid, since the Constitution is hierarchically above it. However, if the incompatibility refers to more recent language in the Constitution than the treaty, the international act will not be revoked, since the treaty does not technically lose effectiveness until it is formally denounced; it will be more correct to say that the treaty will no longer apply.

[30] Federal Constitution of 1988 Article 105: "The Superior Court of Justice shall be competent to: ... II - Judge on special appeal the cases decided, in a sole or last instance, by the Federal Regional Courts or by the courts of the states, of the Federal District and of the Territories, when the decision appealed: ... a) Is contrary to a treaty or a federal law, or denies it effectiveness;" (free translation by the author).

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on an earlier treaty. The most well-known precedent of the Supreme Court in this respect is Extraordinary Appeal no. 80.004. The guidance it established was followed by the court in subsequent decisions, and national statutory laws started to govern matters that up to that point had been governed by international treaties. But there are some exceptions.

25. The first exception is laid down in Article 98 of the Brazilian Internal Revenue Code – which, as known, was taken in by the 1988 Constitution with the status of complementary law – which provides in principle for the superiority of international treaties on taxation over national laws[31]. The case law of the Superior Court of Justice, however, has interpreted this provision in a restrictive way in order to apply it only to *contractual treaties*[32]. The same rule – that contractual treaties prevail – has been more broadly applied to all contractual treaties, such as extradition treaties, for example[33].

26. The second exception, recognized by the case law of the Supreme Court, refers to the conflict involving international treaties on human rights. The Court engaged in that discussion within the scope of a decision about the validity of civil detention of depositaries who breach their fiduciary duties under Brazilian law. In late 2008, as it decided jointly several cases involving this issue (among which

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[31] Internal Revenue Code Article 98: "The international treaties and conventions revoke or modify the national tax laws and shall be observed by those that follow them."

[32] See, e.g., Superior Court of Justice, Official Gazette of 25 Aug 2004, Special Appeal 426495/PR, Reporting Justice Teori A. Zavascki; and Superior Court of Justice, Official Gazette of 27 Aug 2003, Provisional Remedy 6.567/PR, Reporting Justice Teori A. Zavascki: "... The petitioner maintains that statutory law cannot revoke the provisions of the 'Convention for the Avoidance of Double Taxation with Respect to Taxes on Income between Brazil and Sweden,' which is special law as compared with the national, general laws. It claims that the decision under appeal, by recognizing the prevalence of Article 75 of Law no. 8393/91 over Article 24 of Decree no. 77053/76, breached both this rule and Article 98 of the Internal Revenue Code, as well as the principle of equality, since it creates unequal treatment between taxpayers that are in equivalent situation under the tax laws. ... 3. There is no semblance of truth in the arguments presented in the request for provisional remedy. The theory contained in the decision of the appealed court is compatible with the precedents of this Court, with which I agree, according to which the final part of Article 98 of the Internal Revenue Code applies only to contractual treaties. See in this respect Special Appeal no. 196560/RJ, 1st Panel, Justice Demócrito Reinaldo, Official Gazette of May 10, 1999. ... ." (free translation by the author).

[33] On this topic, see Jacob Dolinger and Carmen Tiburcio, *Direito Internacional Privado*, 15th ed., 2019, p. 94 *et seq*.

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Habeas Corpus no. 87.585/TO[34]), the Supreme Court sitting *en banc* reviewed its prior case law in view of the fact that Brazil had become a party to the Pact of San José de Costa Rica, enacted by means of Decree no. 678/92, which limits the detention of individuals for debt to cases of unjustified default of alimony obligations.

27. As it discussed the status of international treaties internalized before Constitutional Amendment no. 45/2004, the Supreme Court asserted that international treaties on human rights are *above national laws*, so that, in the event of conflict between a treaty on human rights and legislation drafted internally, the former prevails, in all circumstances. The new case law was restated in Binding Precedent no. 25[35] of the Supreme Court and followed along by the Superior Court of Justice[36].

28. For those treaties enacted *after* Constitutional Amendment no. 45/2004, which included Paragraph 3 in Article 5 of the Constitution[37], it seems clear that the unique status of the treaties on human rights depends on whether or not they have followed the proceeding established by the aforementioned provision, which gives the same status as a constitutional amendment to those treaties on human rights

[34] Federal Supreme Court, Official Gazette of 26 Jun 2009, Habeas Corpus 87.585/TO, Reporting Justice Marco Aurélio. Federal Supreme Court, Official Gazette of 5 Jun 2009, Extraordinary Appeal 466.343/SP, Reporting Justice Cezar Peluso. Habeas Corpus 92566/SP, Electronic Official Gazette of 4 Jun 2009, Reporting Justice Marco Aurélio; and Extraordinary Appeal 349.703/RS, Official Gazette of 4 Jun 2009, drafter of the majority opinion Justice Gilmar Mendes.

[35] SFT Binding Precedent no. 25: "The civil imprisonment of depositaries who breach their fiduciary duties is illicit, irrespective of the nature of the deposit" (free translation by the author).

[36] See, e.g., Superior Court of Justice, Official Gazette of 12 Dec 2008, Habeas Corpus 123.755/SP, Reporting Justice Luiz Fux; Superior Court of Justice, Official Gazette of 17 Dec 2008, Habeas Corpus 120.902/SP, Reporting Justice Nancy Andrighi; Superior Court of Justice, Official Gazette of 9 Dec 2008, Habeas Corpus 105.121/PR, Reporting Justice Nancy Andrighi; Superior Court of Justice, Official Gazette of 9 Feb 2009, Habeas Corpus 96.180/SP, Reporting Justice Laurita Vaz; Superior Court of Justice, Official Gazette of 10 Feb 2009, Appeal on Habeas Corpus 24.978/MS, Reporting Justice Sidnei Beneti; Superior Court of Justice, Official Gazette of 6 Mar 2009, Appeal on Habeas Corpus 25.206/SC, Reporting Justice Carlos Fernando Mathias; and Superior Court of Justice, Official Gazette of 27 Feb 2009, Habeas Corpus 128.864/SP, Reporting Justice Luis Felipe Salomão.

[37] Federal Constitution of 1988 Article 5, Paragraph 3: "International human rights treaties and conventions which are approved in each House of the National Congress, in two rounds of voting, by three fifths of the votes of the respective members shall be equivalent to constitutional amendments" (free translation by the author).

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approved in two rounds of voting by three fifths of the members of each House of the National Congress.

29. The last and most recent exception was also established by the case law of the Supreme Court. As it was deciding Extraordinary Appeal no. 636.221[38], the Supreme Court determined that international treaties that limit the liability of air carriers prevail over Brazilian law by virtue of Article 178 of the Federal Constitution. The specific discussion involved the conflict between, on the one hand, the limitation on indemnification for lost luggage set forth in the Warsaw, The Hague, and Montreal Conventions and, on the other hand, the duty of full compensation set forth in the Brazilian Consumer Protection Code.

30. In brief, international treaties that follow a regular internalization process – that is, (i) negotiation and execution; (ii) approval by the National Congress; (iii) ratification or adhesion; and (iv) enactment and publication – as a general rule are taken in by the national legal system with the same hierarchical status as statutory law, so that any conflict between those classes of legislation will be resolved based on the chronology or, as applicable, specialty criterion. The exceptions are (i) contractual treaties, as per Article 98 of the Internal Revenue Code and the current case law of the Superior Court of Justice, which prevail over statutory law; (ii) treaties on human rights, which, according to the Supreme Court, are *above the national law* and *below the Constitution*, thus prevailing over the national infra-constitutional laws irrespective of chronological order; (iii) treaties on human rights approved in accordance with Article 5, Paragraph 3 of the Federal Constitution; and (iv) treaties involving liability of air carriers, in accordance with Article 178 of the Federal Constitution.

[38] Federal Supreme Court, hearing session of May 25, 2017, Extraordinary Appeal 636.331/RJ, Reporting Justice Gilmar Mendes.

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IV. THE ITAIPU TREATY

IV.1. Nature and General Purposes

31. The preceding sections attempted to briefly outline some relevant concepts concerning the interpretation and application of international treaties, both at the international level and within the Brazilian legal system. It is now time to examine, in light of the ideas discussed, the Itaipu Treaty, which is the consultant`s immediate interest.

32. Determining the nature of a given international treaty may be a difficult task, since sometimes the treaty's provisions do not seem to fit perfectly into any of the classifications offered by legal scholarship. As anticipated, this is exactly the case of the Itaipu Treaty. Fundamentally, the treaty has the characteristics of a contractual treaty, establishing reciprocal rights and obligations for Brazil and Paraguay, notably with respect to financing, construction and operation of Itaipu.

33. Numerous provisions found in the treaty confirm the previous statement. This is the case of the provisions that regulate typical public international law issues, for instance by reaffirming that the agreement between the parties does not modify the national borders nor jurisdiction of the States Parties (Article VII[39]), by preventing the imposition of taxes on the operation of Itaipu (Article XII[40]) or, furthermore, by expressing the commitment of the parties so that the commissioning

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[39] Itaipu Treaty, Article VII: " The installations dedicated to the production of electric energy and the auxiliary works shall not produce any variation in the boundaries between the two countries established by the Treaties in force. Paragraph 1 - the installations and works carried out in fulfilment of the present Treaty shall not grant, to any one of the High Contracting Parties, the right of property or of jurisdiction over any part of the territory of the other. Paragraph 2 - The authorities respectively declared competent by the High Contracting Parties shall establish, as the case may be and by the process they judge to be adequate, the suitable sign-post system, of the works to be constructed, for the practical effects of jurisdiction and control".

[40] See, *e.g.*, Itaipu Treaty, Article XII, *a*: "The High Contracting Parties shall adopt the following rules with regard to attributes: a) They shall not apply taxes, compulsory rates and loans, of any nature, to ITAIPU and to the electricity services it provides".

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of the first generating unit occurs within eight years from the ratification of the Treaty (Article XVI[41]).

34. After examining these provisions, one can identify the existence of "*subjective legal situations*" that – despite also producing effects at the domestic level – stand out fundamentally as obligations assumed reciprocally by sovereign states at the international level. That is to say: such provisions bring the Itaipu Treaty closer to a contractual treaty, which, as seen above (see item **III.2**, *supra*) results in such provisions prevailing over the Brazilian infra-constitutional rules.

35. In this regard, the Federal Supreme Court has recognized the legal standing of the Republic of Paraguay to claim, before Brazilian Courts, compliance with the rules set forth in the Itaipu Treaty. On this point:

> *"Whether or not the requests made in the public civil actions are well-founded, **they unequivocally affect prerogatives granted to the Republic of Paraguay regarding the activity of the Itaipu hydroelectric power plant, considering the dual nationality of the legal entity and the provisions of the international treaty**. The intention of submitting it fully to Brazilian law has the potential to interfere in the interests of the country in the performance of Society"* [42](emphasis added).

36. Besides this first set of rules, however, there is a second set that departs from the *contractual treaty* typology. This is due to the fact that the exploitation of the hydroelectric potential of the Paraná River required the creation of a binational entity – Itaipu Binacional – with legal personality under international law. Naturally, the provisions that deal with the creation of Itaipu Binacional (e.g., articles III, IV, VIII and Annex A) brings the Treaty of Itaipu closer to an organization treaty, with basically self-executing rules. That is: it is the very will expressed in the treaty by two sovereign States

[41] Itaipu Treaty, Article XVI: "The High Contracting Parties declare their commitment to establish all the conditions for the entry into service of the first generating unit to occur within the term of eight years after the ratification of the present Treaty".

[42] STF, *DJ* 16.abr.2012, Recl 2937, Rel. Min. Marco Aurelio.

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that created Binational Itaipu with its own legal personality and organized in the exact terms of the rules provided between the parties.

37. The *sui generis* nature of Binational Itaipu and the constitutive nature of the Itaipu Treaty also find support in the case law of the Federal Supreme Court, as can be inferred from the following excerpts from the opinions of Justices Marco Aurelio, Luiz Fux and Carlos Ayres Britto, respectively:

> *"Indeed, Itaipu Binacional, whose legal foundations resulted from the ingenious vision of the late master Miguel Reale,* ***has a peculiar position in Brazilian Law, yet to be definitively settled by the Supreme Court****"* (free translation by the author, emphasis added).
>
> *"And in this case, it is the Union taking legal action* ***against an international body that has a broader meaning than one can imagine, which is this international legal entity created by Brazil/Paraguay, grounded in an international treaty*** *that provides for the fulfilment of obligations that cannot be overridden by the unilateral application of a law of only one of the sovereign states that participated in this endeavor."* (free translation by the author, emphasis added).
>
> *"(...)* ***these binational companies are constituted on the basis of a treaty, and the treaty is indicative of national sovereignty****. It is a rare case of a company, but it is a state company, in this case involving more than one state, two states, but underlying this corporate structure, there are clear political elements, such as sovereignty and territoriality"* (free translation by the author, emphasis added)[43].

38. Finally, there is a third set of rules in the treaty that highlights the normative openness of the Itaipu Treaty, a feature that is warranted in view of the plethora of legal relationships arbitrated by the treaty and the complexity of the issues involved. Far from purporting to exhaustively regulate all legal relationships arising from the project, the Itaipu Treaty ought to be interpreted as a structuring document that

[43] STF, *DJ* 16.abr.2012, Recl 2937, Rel. Min. Marco Aurelio. Along the same lines, STF, DJ 24.set.2020, ACO 1905, Rel. Min. Marco Aurelio.

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lays the basic foundations for the regulation of the multiple legal relationships arising from the construction of the Itaipu Power Plant and from the Itaipu Treaty itself. In view of the importance of the point for the questions posed, the point shall be specifically addressed in the next item.

IV.2 The Itaipu Treaty as a legal regime

39. International treaties are not autonomous legal regimes completely separate from other rules of international and domestic law. Firstly, and as already seen, the very definition of what constitutes an international treaty is provided by public international law. Moreover, public international law also provides rules on the interpretation of treaties and the forms of extinction of international obligations. In this respect, the Itaipu Treaty does not deviate from the general rule. The interpretation of its text must abide by public international law.

40. There is, however, another layer of normative openness that is particularly relevant in the case at hand. Since the financing, construction and operation of the Itaipu Power Plant demanded the articulation between sovereign states, state-owned companies and Itaipu Binacional, the set of legal issues potentially arising from the project is extremely vast. Precisely for that reason, the Itaipu Treaty does not – and could not – exhaustively regulate every legal issue arising from the project.

41. Hence, the legal regime created by the Itaipu Treaty can only be fully understood from a theoretical viewpoint that transcends the rigid distinctions between public/private and domestic/international. This is by no means an original situation. In fact, since the second half of the 20th century, international law scholarship has been prolific in pointing out complex forms of interaction between the public and

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private spheres and between the national and international arenas previously ignored by international law[44].

42. Let us begin with the first distinction, namely, the public-private distinction. This is traditionally the defining criterion in international law, responsible for the separation between public international law and private international law. A complete review of the reasons for the growing discredit of the public-private divide is an impossible task at this point[45], sufficing to say that, as early as 1958, Sir Hersch Lauterpacht, a judge at the International Court of Justice, stated that "*[t]he rights of the parties, especially in an international dispute, ought not be determined by reference to the controversial mysteries of the distinction between private and public law*"[46].

43. In short, one can see an increasing number of cases that do not fit comfortably into neither the public law nor the private law regime. This finding, most certainly, is not unfamiliar to the consultant: in fact, the increasing participation of States in economic activities through State-owned companies is one of the important factors that has contributed to the collapse of the public/private divide[47]. The proliferation of cases that could not be adequately resolved on the basis of the rigid division between public and private led to the relaxation of the distinction and to

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[44] See J. H. Merryman, The Public Law-Private Law Distinction in European and American Law, *Journal of Public Law 17:3-7*, 1963; Charles Freyria, La notion de conflit de lois en droit public, *Travaux du Comité français de droit international privé 23/24:105*, 1965; Andreas F. Lowenfeld, Public law in the international arena: conflict of laws, international law, and some suggestions for their interaction, *Recueil des Cours 163:321;335-343*, 1979; Burkhard Hess, The private-public divide in international dispute resolution, *Recueil des Cours 388:118 e ss.*, 2016; Duncan Kennedy, The stages of the decline of the public/private distinction, *University of Pennsylvania Law Review 130:1349-1350*, 1982; Morton J. Horwitz, The history of the public/private distinction, *University of Pennsylvania Law Review 130*:1426, 1982; Alex Mills, *The Confluence of Public and Private International Law*, 2009.

[45] For an in-depth analysis, see Carmen Tiburcio, The Current Practice of International Cooperation in Civil Matters, *Recueil des Cours 393:163-184*, 2018

[46] ICJ, Application of the Convention of 1902 Governing the Guardianship of Infants (Netherlands v. Sweden), Separate Opinion of Judge Sir Hersh Lauterpacht, 1958.

[47] Along these lines, Henri Batiffol, L'état du droit international privé en France et dans l'Europe continentale de l'Ouest. In : Henri Batiffol, *Choix d'articles*, 1976, p. 20 : "Plus précisément, l'intervention croissante de l'Etat, non seulement par sa législation, mais par l'action de ses services administratifs dans les relations de droit privé, notamment économiques, ne remet-il pas en cause le jeu propre des conflits de lois ?".

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the emergence of new methods for regulating transnational activities of individuals and States.

44. This is exactly the context in which the Itaipu Treaty is inserted[48]. As already seen, from the perspective of public international law, the convention stands as a *sui generis* treaty that features characteristics of different types of international treaties (see item **IV.1**, *supra*). From another vantage point, however, the Itaipu Treaty also displays features of a private law contract, especially to the extent that it (i) establishes rights and financial obligations between the parties; and (ii) incorporates provisions common in Project Finance contracts, by creating a specific purpose entity (Itaipu Binacional) with well-defined sources of revenue and expenses, aggregating equity and debt for the purpose of building and operating the Itaipu Power Plant.

45. In other words, the analysis of the treaty allows one to conclude that, alongside the obligations of public international law assumed by the States (already pointed out earlier in this legal opinion), there are typical private – contract and corporate – law obligations present in the Treaty of Itaipu. In particular, the economic and financial structure of the project and the financial obligations assumed by the parties allow the clear identification of what could be called ***the economics of the treaty***.

46. As is well known, the concept of economy of contract present in private law is intended to "*incorporate in the legal analysis, as a factor of determination of the binding scope of the contract, elements of significance gathered from the structure and purposes of the economic transaction that it*

[48] It is interesting to note that one of the justifications for the erosion of the distinction between public and private is pointed out by Miguel Reale as an important antecedent of the Treaty of Itaipu. Miguel Reale, A estrutura jurídica de Itaipu, *Revista da Faculdade de Direito, Universidade de São Paulo 69*:255, 1974: "One of the fundamental characteristics of the contemporary State consists in the fact that it is no longer merely the controller of social and juridical activities, but it has effectively become an entrepreneur. It is the entrepreneurial State, even when constitutions lyrically announce that economic activities should be entrusted, primarily, to private initiative" (free translation by the author).

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instrumentalizes"[49]. In other words, it is a matter of recognizing that in addition to expressing the agreement of the contracting parties, the contracts also materialize an economic transaction.

47. The application of the concept to the provisions under analysis is rather intuitive. The Itaipu Treaty was signed with the main purpose of enabling the construction of a hydroelectric power plant precited on the development of a project supported by the States Parties. In this sense, it would not be an overstatement to say that the provisions of public international law contained in the treaty, despite dealing with extremely important matters, are to a certain extent ancillary to the economic (*i.e.* contractual) contents of the treaty. Far from intending to innovate in the international order, the main interest of the parties was quite tangible: the construction of a hydroelectric power station. As we shall see below (item **V.2**, *infra*), the existence of an internal economy within the Itaipu Treaty is essential to the examination of the questions raised.

48. The situation is very similar as regards the second distinction, namely the national-international divide. The emergence of transnational companies, global commons (environment, Internet, public health, etc.) and increasingly complex contractual chains have made it difficult to sharply discern strictly domestic legal relationships from strictly international legal relationships. On the contrary, there is an increasing number of transnational situations that affect people, countries and companies indistinctly.

49. As a result, international law, both public and private, began to adapt its methods in order to accommodate the new reality. Among other relevant developments, this means that the rules provided for in international treaties, derived from international custom and established by domestic legislators interact

[49] Joaquim de Sousa Ribeiro, A economia do contrato como categoria jurídica, *Revista brasileira de direito comparado* 35:69-82, 2010: "(...) *incorporar, na valoração jurídica, como fator de determinação do alcance vinculativo do contrato, elementos de significação colhidos da estrutura e nos fins da operação econômica que ele instrumentaliza*".

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dynamically, causing the abandonment of the binary activation/deactivation framework previously in force. In other words: the application of the international and domestic, public and private law does not necessarily mean the exclusion of other rules, and it is possible to verify different forms of interaction and coexistence between such rules[50].

50. This is exactly what can be extracted from the context of the conclusion of the Itaipu Treaty and the conventional text. As explicitly acknowledged by Miguel Reale, a central figure in the conception of the treaty, the Itaipu Treaty was conceived as a reaction to pressing issues of public and private international law[51]. From that standpoint, this means that the treaty was designed precisely to escape the traditional limitations of international law, public and private, in order to allow for new forms of interaction between the treaty, Brazilian law and Paraguayan law.

51. Furthermore, from a structural perspective, it is worth noting that the Itaipu Treaty was from the outset created as a "block" comprising not only the text of the treaty itself, but also three annexes (A, B and C) and six “revertive notes” [52]. While the treaty itself deals with the relationship between Brazil and Paraguay, Annex A deals with the organization of the Itaipu Binacional company, Annex B presents the general description of the project and Annex C reflects the

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[50] Neil Walker, Beyond boundary disputes and basic grids: Mapping the global disorder of normative orders, *International Journal of Constitutional Law 6*: 379-85; and Ralf Michaels, The true lex mercatoria: law beyond the state, *Indiana Journal of Global Legal Studies 14*:461, 2007.

[51] Miguel Reale, A estrutura jurídica de Itaipu, *Revista da Faculdade de Direito, Universidade de São Paulo 69*:256, 1974: "The first challenge, which resulted from this treatment of the problem, was to have to opt for one of the corporate laws. Which one, the Brazilian or the Paraguayan? The only recourse left was to draft a legal statute exclusively for companies, which would require the drafting of other 'codes' to regulate other specific issues. (...) Hence the proposal I made to set up a 'binational public company', which could be done by means of a treaty, since once approved by a Legislative Decree of the National Congress, the treaty acquires force of law, and its special rules prevail over any other previous rules pertinent to the matter” (free translation by the author).

[52] Gustavo Zanini, O Tratado de Itaipu, *Revista da Faculdade de Direito, Universidade de São Paulo 69*:166, 1974: “At the same time as the treaty, several diplomatic instruments were drawn up, including three Annexes, six Revertive Notes and an Act that formalized the new Itaipu Company” (free translation by the author).”.

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financial aspects of the project and the six revertive notes deal with different financial-operational aspects of the project.

52. Within the treaty itself, one can find explicit references to Brazilian and Paraguayan law for the regulation of certain relationships. This is the case of articles XIX, sole paragraph, and XXI, which are worded as follows:

> *"Article XIX The forum of ITAIPU, in relation to the physical or juridical parties domiciled or with headquarters in Brazil or in Paraguay, shall be, respectively, that of Brasília and of Asunción. To that effect, each High Contracting Party shall apply its own legislation, taking into account the rules of the present Treaty and of its Annexes.*
> *Sole Paragraph - In the case of physical or legal parties, domiciled or with headquarters outside of Brazil or Paraguay, ITAIPU shall reach agreement on the clauses governing the contractual relations of works and supplies.".*

> *"Article XXI The civil and/or penal responsibility of the Councillors, Directors, Adjunct Directors and other Brazilian or Paraguayan employees of ITAIPU, for actions harmful to the interests of the latter, shall be investigated and judged in accordance with that stipulated in the respective national laws. Sole Paragraph - The procedure for the employees of a third nationality shall be in accordance with the Brazilian of Paraguayan legislation, depending whether the headquarters of their functions is in Brazil or in Paraguay".*

53. On the other hand, Article XVIII of the treaty refers to the need for additional measures to be adopted through protocols and unilateral acts:

> *"Article XVIII The High Contracting Parties,* ***by means of additional protocols or of unilateral acts****, shall adopt all the measures necessary for the fulfilment of the present Treaty, especially those concerning the following aspects: a) diplomatic and consular; b) administrative and financial; c) of labour and social security; d) fiscal and customs; e) of movement through the international frontier; f) urban and residential; g) of police and security; h) for controlling access to the demarked areas in accordance with the Article XVII."* (emphasis added).

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54. In summary: Itaipu Treaty is an instrument of international law officially incorporated into the Brazilian legal system. This being the case, and given the nature of its rules, the rules established in the treaty prevail either by virtue of their nature, when they reflect typical contractual treaty rules, or by virtue of their *specialty* in relation to the other rules in force in Brazilian law. This conclusion applies not only to the Itaipu Treaty and its annexes, but also to other instruments that comprise the legal regime of Itaipu and are based on the treaty. Furthermore, it is worth mentioning that the legal regime goes far beyond the Treaty of Itaipu itself, covering, of course, its three annexes and also the Revertive Notes and rules of Brazilian law applicable, in particular, to the relationship between the Union and Eletrobras.

V. EXAMINATION OF THE RULES APPLICABLE TO THE WITHDRAWAL OF ELETROBRAS FROM ITAIPU BINACIONAL

55. In the previous sections, the premises that allow the analysis of the questions posed by the consultant were established. In applying these ideas to the case under examination, the complexity of the interaction between the rules of international law provided for in the Itaipu Treaty and the rules of Brazilian law that regulate the relationship between Brazilian state-owned companies and their controlling shareholders stands out. In short, as demonstrated bellow, the obligation to compensate Eletrobras due to its withdrawal from the shareholding structure of Itaipu Binacional derives from Brazilian public law. The quantification of the compensation, on the other hand, derives from the application of a set of rules originating from the Itaipu Treaty.

V.1 The applicable rules of Brazilian law

56. At first, the privatization of Eletrobras was authorized by Provisional Measure no. 1031/2021, enacted by the President of the Republic in February 2021. This provision already stated that privatization of the company would be conditional on Eletrobras withdrawing from the corporate structure of Itaipu

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Binacional, so that the latter would remain under the direct or indirect control of the Federal Government (Art. 3, i; Provisional Measure no. 1031/2021). The same provision authorized the creation of a new public company or mixed economy company to undertake the ownership of the capital stock of Binational Itaipu (Article 9, *caput* and § 1, II, Provisional Measure 1031/2021). According to the Explanatory Note of the Provisional Measure, the Federal Government considered that the stake in the share capital of Binational Itaipu could not be transferred to the private sector since Eletrobras appeared in that company "*as an arm of the State*".

57. In July 2021, the Brazilian Congress converted Provisional Measure 1.031/2021 into Law nº 14.182/2021. Subsequently, Decree No. 10,791/2021 was issued, determining the creation of Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBpar"), a public company controlled by the Federal Government, whose main purposes would be **(i)** to maintain the operation of nuclear power plants in Brazilian territory; **(ii)** to assume ownership of the capital stock of Itaipu Binacional and **(iii)** to exercise the functions that Eletrobras performed with Itaipu. More recently, the Investment Partnership Program Council ("CPPI") issued Resolution no. 203/2021, approving the execution of a contract for the transfer of the totality of Eletrobras' interest in the capital stock of Itaipu Binacional to ENBPar, upon payment of a compensation[53].

58. Given this background, it is clear that this case concerns the transfer of an asset from Eletrobras, a state-owned company controlled by the Federal Government, to ENBpar, a state-owned company also under the control of the Federal Government, by order of the Federal Government and the National Congress. This is therefore both a transaction between related parties and a measure imposed by the

[53] Resolução/CPPI n. 203/2021, art. 11: "The following adjustments and conditions for the privatization are approved, without prejudice to those already provided for in Law No. 14,182 of 2021: "(...) II - execution of a contract for the transfer of all the interest held by ELETROBRAS in the capital stock of Itaipu Binacional to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. ("ENBPar"), by means of the payment of a compensation to be defined, with a suspensive clause conditioning its effectiveness to the settlement of the Global Public Offering; (...)" (free translation by the author)".

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federal government. In this scenario, in order to adequately answer the enquiries raised by the consultant, there are three aspects of the aforementioned transaction that deserve to be highlighted.

59. ***Firstly***, the decision to remove Eletrobras from the shareholding structure of Itaipu Binacional does not derive from an act of free will of Eletrobras or its shareholders, but rather from a determination imposed by the Brazilian government, which considered it essential to maintain the shareholding interest in the capital of Itaipu Binacional under the direct or indirect control of the Federal Government. It should be pointed out that there is no judgment of value here on the decision made by the Federal Government, which, in fact, has clear grounds. The eventual rectitude of the decision, however, does not change its legal qualification. Nor would an eventual approval of the transaction by the governing bodies of Eletrobras rule out the conclusion that it is an operation based on a State decision.

60. ***Secondly***, the transaction will be carried out between two companies controlled by the Brazilian Federal Government. It consists, therefore, of a transaction between related parties. In such cases parties are required to clearly demonstrate that the transaction is commutative. Before specifically examining the legal consequences of this finding, it is necessary to present an important observation.

61. One way for the State to explore economic activities is through the creation of business companies controlled by the Public Power, called "*state-owned companies*"[54]. The intervention of the State in the economy by means of

[54] The generic term encompasses two types of companies: public companies and mixed capital companies. Both are legal entities of private law integrating the Indirect Administration created upon legislative authorization to exercise economic activities (Article 5, II and III, Decree-Law No. 200/1967; Articles 3 to 6, Law No. 13.303/2016). There are two main differences that distinguish them. While the capital of public companies is held entirely by the Public Power (Article 3, State Law; and Article 5, II Decree-Law n. 200/1967), in mixed economy companies, part of the capital stock belongs to private parties, although shareholding control is maintained by the State (Article 4, State Law ; and Article 5, II Decree-Law n. 200/1967). Moreover, by legal determination (art. 4, Statutory Law; and art. 5, II Decree-law 200/1967), mixed capital companies must necessarily be corporations. Public corporations, on the other hand, may adopt any corporate form permitted by civil or business law. Note, however, that public companies owned by the Union should preferably be corporations (art. 11, Decree 8,945/2016).

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corporate entities, however, raises several questions. For instance, a conflict may arise between the public interest that warranted the creation of the state-owned company and the interests of the company itself or, in the case of mixed-capital companies, between the former and the interests of its private partners[55].

62. Resuming the main argument, another point is particularly relevant for the present consultation: the configuration of a potential conflict of interests between the State, in its different functions (*e.g.* corporate controller, regulator, controller of other state-owned companies, etc.), and state-owned companies[56]. In a broader perspective, the risk of a conflict of interest in transactions involving parties that have some prior relationship is not exclusive of state-owned companies. So much so that the Brazilian Securities Commission ("CVM") provides specific rules for "*related-party transactions*"[57] in publicly-held companies[58] and

---

See Alexandre dos Santos Aragão, *Empresas Estatais*: o regime jurídico das empresas públicas e sociedades de economia mista, 2ª ed., 2018, p. 135.

[55] Alexandre dos Santos Aragão, *Empresas Estatais*: o regime jurídico das empresas públicas e sociedades de economia mista, 2ª ed., 2018, p. 348 e ss.; Astrid Monteiro C. G. de Lima Rocha, O Estado Empresário: interesse público, conflito de interesses e comportamento abusivo do acionista controlador nas sociedades de economia mista. In: Alexandre dos Santos Aragão (coord.), *Empresas Públicas e Sociedades de Economia Mista*, 2015, p. 78 e ss.; Carina Lellis Nicoll Simões Leite, O lucro nas sociedades de economia mista. In: Alexandre dos Santos Aragão (coord.), *Empresas Públicas e Sociedades de Economia Mista*, 2015, p. 100.

[56] Isac Sulveira Costa; Liana Issa Lima. Conselheiros Independentes nas Estatais Brasileiras: Fundamento e Crítica à Luz do Caso Eletrobras. *Revista de Direito Bancário e do Mercado de Capitais*, vol. 86, 2019, versão eletrônica, p. 6: *"**In state-owned companies, the conflict between the state controller and minority shareholders is more complex. The state, responsible for market regulation, is also the holder of the majority of the voting capital, which can generate both conflicts of interest and intragovernmental friction.** Besides, the state-owned company may have contradictory objectives, involving at the same time the performance of an economic activity and the achievement of public policies, which are not always compatible with the profit motive. Its activity is usually characterized by political interference, with difficulties in determining responsibilities in cases of abuse by the controlling state entity"* (free translation by the author, emphasis added).

[57] As per CVM rules, the term is used to refer to "*the transfer of resources, services or obligations between related parties, regardless of whether or not there is a value allocated to the transaction*" (Deliberação/CVM n. 560/2008, free translation by the author).

[58] Cf. *e.g.* Deliberação/CVM n. 560/2008; Instrução/CVM n. 509/2011.

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investment funds[59], besides considering its internal regulation by the companies themselves a good corporate governance practice[60].

63. However, the multiple roles that the state may undertake with respect to state-owned companies (*e.g.*, corporate controller, regulator, controller of other state-owned companies and public financial institutions, etc.) add new layers of complexity to the issue. Bearing this issue in mind, the Law of State-Owned Enterprises ("*Lei das Estatais*" – Law No. 13.303/2016), edited in 2016 with the purpose of improving the corporate governance of state-owned enterprises[61-62], expressly covered the issue.

64. The law sought to mitigate the risks associated with a potential conflict of interest between parties that may have some prior relationship by incorporating the concept of "*related-party transactions*" and providing for a series of requirements. The law provided that state-owned companies should develop and disclose their own policies on related-party transactions, which should meet the requirements of "***competitiveness, compliance, transparency, fairness and commutativity***" (art. 8, VII, Law n. 13.303/2016). Decree n. 8.945/2016, edited to regulate the law, provides more specifically that such policy should include transactions with the Union and other state-owned companies (art. 13, VII, Decree n. 8.945/2016[63]).

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[59] Cf. *e.g.* Instrução/CVM n. 514/2014;

[60] Comissão de Valores Mobiliários – CVM, *Recomendações Da CVM sobre Governança Corporativa*. Disponível em: http://conteudo.cvm.gov.br/export/sites/cvm/decisoes/anexos/0001/3935.pdf. Access: 25 nov.2021.

[61] Jean Paulo Castro e Silva. *Oportunidades de Avanço Institucional na Governança das Estatais Brasileiras*. Dissertação De Mestrado apresentada ao Instituto de Pesquisa Econômica Aplicada – IPEA. 2018. See also: OCDE, *OECD Review of the Corporate Governance of State-Owned Enterprises*. 2020, p. 68. Disponível em: https://www.oecd.org/corporate/SOE-Review-Brazil.pdf.

[62] Vera Thorstensen; Antonio Pedro Faria. A OCDE e a Governança Corporativa de Empresas Estatais. *FGV São Paulo School of Economics - Working Paper 513*, CCGI Nº 17, out. 2019. Available at: https://bibliotecadigital.fgv.br/dspace/bitstream/handle/10438/28451/TD%2 0513%20-%20A%20OCDE%20e%20as%20Empresas%20Estatais_FinalTN.pdf?sequence=1&isAllowed= y.

[63] Decree n. 8,945/2016, art. 13: "State-owned companies shall observe the following minimum transparency requirements: (...) VII - preparation and disclosure of the policy of transactions with related parties, which also covers the operations with the Union and with the other state-owned companies, in accordance with the requirements of competitiveness, compliance, transparency, equity

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65. In compliance with the legal determination, Eletrobras issued in December 2020 its "*Policy of Transactions with Related Parties of Eletrobras Companies*"[64]. Among other provisions, the document states that transactions between related parties must be "***commutative, mutually beneficial and negotiated under market conditions, or provide adequate compensation***" (item 4.1.2). It also prohibits transactions (i) under non-market conditions or which may impair the company's interests; (ii) in which there are conflicts of interests between the private or personal business of employees and officers and Eletrobras's interests or which have been carried out based on confidential information obtained in the performance of the position or function; or (iii) carried out to the detriment of the company in benefit of an affiliated, controlled or controlling company (item 4.4.1.).

66. As seen, in the present case, the decision for the withdrawal of Eletrobras from the corporate structure of Itaipu was taken by the President of the Republic – who is both Head of Government and Head of State[65] – alongside Brazilian National Congress – which also has the power to legislate on federal interests (*e.g.* federal civil servant regimes) and national interests (*e.g.* entering into international treaties, declaration of war, celebration of peace)[66]. It was the President of the Republic and the Investment Partnership Program Council ("CPPI") that decided that Eletrobras' interest in the capital stock of Itaipu Binacional would be transferred to EBNPar. Moreover, the Federal Government will be the controlling shareholder of both Eletrobras and EBNPar when the transaction occurs.

67. The characterization of the transaction as *"related-party transaction"* does not require further analysis. Brazilian law and the internal rules of Eletrobras itself require the transaction be carried out commutatively and in market-

---

and commutativity, which shall be reviewed at least annually and approved by the Board of Directors" (free translation by the author).

64 Available at: https://eletrobras.com/pt/SiteAssets/Paginas/Estatuto-Politicas-e-Manuais/POL-19.pdf. Acesso em 22 nov.2021.

65 Ana Paula de Barcellos, *Curso de Direito Constitucional*, 2018, p. 217.

66 Ana Paula de Barcellos, *Curso de Direito Constitucional*, 2018, p. 217.

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consistent terms, not resulting in an exclusive benefit to EBNPar or imposing any impairment to the company's assets and/or the interests of its minority shareholders. Therefore, the compensation to be received by the Consultant for the sale of its shareholding in Itaipu Binacional should be adequate, and should include compensation for any losses and damages resulting therefrom.

68. In any case, and this is the ***third and last*** relevant aspect, the CPPI Resolution itself already provides for the right of Eletrobras to a compensation for the transfer of its interest in the share capital of Itaipu Binational to EBNPar. That is to say that there is no relevant doubt in relation to Eletrobras' right to compensation for its withdrawal from Itaipu Binacional corporate structure. Nonetheless, Brazilian law does not provide specific parameters for the valuation of the asset. One has to look into the economy of the treaty to find the standards of valuation.

69. One last remark. The fact that the resources Eletrobras contributed to Itaipu Binacional were indirectly raised by means of a compulsory public loan, as reported by Eletrobras, does not alter the conclusion herein presented. Since these resources were initially transferred to Eletrobras - and not directly to Itaipu Binacional -, it follows that the contribution made to Itaipu Binacional was made by Eletrobras itself rather than by the Federal Government. Moreover, the doctrine of capital maintenance prevents the seizing of Eletrobras' assets under the pretext that a compulsory loan is at the origin of the contribution made by the Federal Government to Eletrobras. Once transferred to Eletrobras' capital, the origin of the resources contributed by the Federal Government becomes irrelevant.

V.2. The standard for updating the capital contributed by Eletrobras to Itaipu

70. As seen above, Brazilian law requires that the transaction between Eletrobras and EBNPar be commutative. In this particular, the solution adopted by the Brazilian legal system is in line with international practice. For example, the Organization for Economic Co-operation and Development (OECD) recommends that transactions between parties related to state-owned companies

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occur on consistent market terms[67]. In the same vein, the World Bank also suggests that state-owned enterprises develop specific guidelines on related-party transactions, noting that these should include transactions required by order of members of government, members of Congress, other state-owned enterprises, and relevant individuals[68]. The application of the commutativity criterion to the case at hand, however, should take into account two different elements.

71. ***Firstly***, it is settled that in Brazil, whenever it is not possible to withdraw from the company by merely selling the shares in the stock market – as happens in the case of shareholders of listed corporations – the compensation of the withdrawing shareholder is made by determining the value of the assets[69]. The peculiarity of the case at hand arises from the fact that the ownership interest in Itaipu Binacional is a non- tradable asset, and it is not possible therefore to establish the *market value* of the asset.

72. ***Secondly***, one cannot ignore the fact that the Itaipu Binacional shares are an essentially international asset created by the Treaty of Itaipu and subject to its rules – as seen above, either because it is a contractual treaty or because of the criterion of specialty. Along these lines, and as already noted, it is important to observe that the *sui generis* nature of the Itaipu Treaty, which in some aspects resembles a contract, allow one to devise an economic logic particular to the Treaty, which can and should be used for purposes of updating the value of Eletrobras' contribution to Itaipu Binacional.

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[67] OCDE, *Diretrizes da OCDE de Governança Corporativa Para Empresas Estatais*: Edição 2015, 2015, p. 24. Available at: https://www.oecd-ilibrary.org/docserver/9789264181106-pt.pdf?expires=1636645165&id=id&accname=guest&checksum=0859447354C92DA36FCE3F6678F978E6.

[68]Banco Mundial. *Corporate governance of state-owned enterprises*: A Toolkit. 2014. Available at: https://openknowledge.worldbank.org/bitstream/handle/10986/20390/9781464802225.pdf?sequence=1&isAllowed=y. p. 187.

[69] See, STJ, *DJe* 27 mar.2015, REsp n. 1.335.619/SP, Relª. Minª. Nancy Andrigui; STJ, *DJe* 06 nov.2000, REsp n. 105.667/SC, Rel. Min. Barros Monteiro; STJ, *DJe* 26 mar.2014, REsp n. 1.371.843/SP, Rel. Min. Paulo de Tarso Sanseverino; STJ, *DJ* 14 nov.2005, REsp n. 130.617/AM, Rel. Min. Aldir Passarinho Junior; STJ, *DJ* 12 dez.2005, REsp 45.476/GO, Rel. Min. Antônio de Pádua Ribeiro.

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73. This conclusion derives from the treaty's provision as well as from other documents based on the Itaipu Treaty. First of all, it is important to note that Article XV of the Itaipu Treaty clearly establishes the need to update the capital stock of Itaipu Binacional for the purposes of returns on capital and remuneration. This is what can be extracted from paragraph 4 of the provision, which states that the amount intended for such payments "shall be kept constant", in a provision worded as follows:

> *"Article XV Annex C contains the financial bases for the provision of the electricity services of ITAIPU. (...)*
> *Paragraph 4 - The real value of the quantity of dollars of the United States of America required for the payment of the royalties, for the return on capital and for the remuneration, established in Annex C, shall be maintained constant, so that said quantity may accompany the fluctuations of the dollar of the United States of America with reference to its standard weight and title, in gold, in force on the date of the exchange of the instruments of Ratification of the present Treaty. Paragraph 5 - this value in relation to the weight and title in gold of the dollar of the United States of America may be substituted, in the case of the currency referred to not maintaining its official parity in relation to gold".*

74. The same rule appears in Article 6, sole paragraph, of Annex A of the Treaty, with express reference to the capital of Binational Itaipu and to Article XV, paragraph 4, of the Treaty:

> *"ANNEX A*
> *CHAPTER II Capital*
> *ARTICLE 6th The capital of the ITAIPU will be equivalent USS 100.000.000,00 (one hundred million dollar of the United States of America), pertaining to the ELETROBRÁS and to ANDE in equal and non-transferable parts. Unique Paragraph - the capital will be remained with constant value in accordance with made use in the paragraph 4th of Article 15 of the Treaty.".*

75. There is an important point to note here. The withdrawal of partners from Itaipu Binacional is not a hypothesis provided for in the Treaty. Due to its scope and purpose, the existence of a Brazilian and a Paraguayan partner in the

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project is imperative – which is why the only possibility provided for in the treaty is the *replacement* of the partner appointed by the High Parties.[70].

76. In that scenario, the updating of the capital stock is not a directly relevant matter. The point is only of indirect interest: since the amounts paid as return on the capital are linked to the capital stock, the interest of the High Parties and the partners of Itaipu Binacional in updating the capital stock reflects, in fact, the interest in maintaining the actual value of the return on capital paid.

77. The observation is important because it makes it possible to understand the meaning and scope of Revertive Notes 10. In what is relevant to the present consultation, the instrument is worded as follows:

> *As of January 1, 2001, the real value of the quantity of United States dollars corresponding to the returns on capital mentioned in paragraph 2 of Article XV of the Itaipu Treaty shall be kept constant by means of the following formula:*
> *FA=1+0,5 Vig+0,5 Vcp, where:*
> *FA= Adjustment factor;*
> *Vig= Percentage variation over one hundred (100) of the Average Annual Index of Industrial Goods in the United States of America, corresponding to the year to be adjusted, published in the International Financial Statistics of the International Monetary Fund, related to the same average index of 1975;*
> *Vcp= Percentage variation over one hundred (100) of the Average Annual Consumer Prices Index in the United States of America, corresponding to the year to be adjusted, published in the International Financial Statistics of the International Monetary Fund, and relative to the same average index of 1975.*

78. One should note that, as per the Itaipu Treaty, the return on capital paid represent a fixed percentage - namely 12% - of the capital stock of the

[70] Itaipu Treaty, Article II: "For the effects of the present Treaty it is understood that:: (...) d) ELETROBRÁS, is the Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, of Brazil, or the juridical entity that succeeds it; e) ANDE, is the Administración Nacional de Electricidad, of Paraguay, or the juridical entity that succeeds it;".

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company Itaipu Binacional, as provided in Article III.1 of Annex C[71]. In order to update the amount paid as return on capital, Revertive Notes 10 did not adjust the percentage, but the amount on which they were levied. This being the case, they ended up determining how the updated value of Itaipu Binacional's capital stock would be calculated for the specific purpose of return on capital payment.

79. It is then not difficult to conclude that this is the criterion that should be used to update the amount contributed by the consultant to the company Itaipu Binacional. Since this is the criterion sanctioned by the High Parties and effectively applied by Itaipu Binacional for the purpose of payment of return on capital, there is no doubt possible as to the conclusion that this is the index that best reflects the economics of the treaty, i.e., the logic of values underlying the economic operation instrumentalized by the Itaipu Treaty. Thus interpreted, this criterion presents, in principle, greater adherence to the economic reality of the operation than other potentially applicable criteria.

V.3 Repercussions of the expiry of the Treaty over Eletrobras

80. Two final points ought to be addressed, namely whether the consultant would be entitled to the return on capital paid by Binational Itaipu and whether any kind of financial compensation arising from lost revenue after the year 2023 is due. The time frame for the second point is important: it is the date on which Annex C of the Itaipu Treaty expires, and therefore the limit date of the current financial bases of the agreement. Unlike the previous items, this specific point can be covered straightforwardly.

[71] Itaipu Treaty, Annex C, III.1: "The cost of the electricity service shall be composed of the following annual parcels: III.1 - The amount necessary for the payment, to the parties that constitute the ITAIPU, of the returns of twelve percent per annum for their participation in the integrated capital, in accordance with Paragraph 1st of Article III of the Treaty and with the Article VI of the Statute (Annex A).

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81. With respect to the return on capital that the consultant will no longer earn until 2023, there is no possible doubt. There is no doubt that this is revenue to which Eletrobras would be entitled if it kept its position as a shareholder in Itaipu Binacional until 2023 and, to the extent that it is guaranteed by an international treaty, this revenue was certain. Nevertheless, if Eletrobras' withdrawal from Binational Itaipu is confirmed, the consultant will no longer hold the title (shareholder in Binational Itaipu) that justified the compensation provided for in the treaty.

82. Moreover, with the end of Annex C of the Itaipu Treaty, even if Eletrobras kept its position as shareholder of Itaipu Binacional, it is not possible to determine that Eletrobras would be entitled to any future return on capital. The reason is straightforward: as subjects of public international law exercising the power to enter into treaties, the Federative Republic of Brazil and the Republic of Paraguay find no relevant obstacles to enacting any legal-economic model to replace Annex C of the Itaipu Treaty.

83. That is to say that the payment of royalties, return on capital and other forms of remuneration might be suppressed after 2023. In other words: the right of Eletrobras as a shareholder of Itaipu Binacional derives from and is limited by the exact terms of the Itaipu Treaty. With the expiration of the provisions that allowed for Eletrobras to earn return on capital, Eletrobras' profits are contingent on a new decision of the sovereign states, which, by definition, constitutes a future, uncertain event with an unpredictable outcome.

84. In summary: since there is no minimum certainty as to the renewal of the economic bases of operation of Binational Itaipu, it is not correct to state that the transfer, by the consultant, of its shareholding in Binational Itaipu to a third party will cause economic losses arising from the operation of the plant after 2023, the date on which Annex C of the Itaipu Treaty expires. For this reason, the consultant is not entitled to any compensation for events extending beyond the validity of Annex C of the Itaipu Treaty.

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VI. CONCLUSION: ANSWERS TO THE QUESTIONS POSED BY ELETROBRAS

85. Taking into account the analysis above, it is possible to answer the objective questions posed by the consultant:

(I) Considering the legal nature of Itaipu, what is the composition of the compensation owed to Eletrobras in the eventual sale of its participation in Itaipu Binacional, in the context of privatization regulated by Law n. 14.182/21, for example: a) value of the participation in the capital stock of the company and monetary update as provided for in the Treaty, Annexes and Revertive Notes; b) rights arising from the exploitation of energy until and/or after 2023; c) contributions to the capital of Itaipu with resources from the compulsory loan; d) Other values that make up the Itaipu´s future cash flow?

R: : In view of the paid-in capital made by Eletrobras to the company Itaipu Binacional, the transfer of its shareholding to EBNPar must be subject to the refund of the amount contributed. As established in the Treaty, the project's financial bases will be reviewed in 2023, making it impossible to anticipate which legal regime or economic model will be adopted by the High Parties. Thus, the consultant is not entitled to any indemnity related to the operation of Itaipu Binacional after the year 2023, which depends on future, uncertain and unpredictable events.

(II) In light of the legislation governing Itaipu, should the company's share capital, provided for in Annex A of the Treaty, be monetarily updated?

R: Yes. In the case of a non-tradable asset and, therefore, not subject to market value assessment, the criterion for updating the amount contributed by Eletrobras must be sought in the context of the Treaty of Itaipu. In light of the economy of the Treaty of Itaipu, the paid-in capital contributed by Eletrobras to the company Itaipu Binacional must be updated in accordance with the formula provided for in Revertive Notes nº 10,

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of November 13, 2000. This is why this is the criterion established by the High Parties for updating the share capital in the specific context of return on capital payment to Eletrobras and ANDE, constituting, therefore, an objective parameter capable of conferring the necessary commutativity to the transaction.

Portuguese version: December 31st, 2021.
English translation: January 6, 2022.

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14/01/2022 TIR DFP-003/22

Technical Information Report - TIR

Classification: Confidential

Title	Analysis of the Segregation of Itaipu Binacional according to Law 14,182/2021 and the BNDES Modeling Report.
Subject	Capitalization; Modeling; Segregation; Itaipu.
Authors	Rodrigo Ruiz - DFP Marcos Barreto de Faria Pinho – DFPA; Flávia Xavier Cirilo de Sá – DFPA; Vinícius Brito da Fonseca – DFPA.
Company	Eletrobras.
Category	Technical Information Report - TIR.
Keywords	Capitalization, Modeling, Segregation, Itaipu, Treaty of Itaipu, Law No. 14,182/2021, Eletrobras, BNDES.

14/01/2022 TIR DFP-003/22

Table of Contents

1. Purpose	3
2. Disclaimer	3
3. Laws and Regulations	4
4. Treaty of Itaipu	7
5. Modeling the segregation of Itaipu	8
5.1 Calculation of the fair value of the Eletrobras’ share	8
5.1.1 Price adjustment	9
5.2 Eletrobras’ interest payment conditions	10
5.3 Transfer of Eletrobras’ equity	14
5.4 Other measures	14
6. Characterization of Itaipu corporate restructuring	15
7. Considerations	15
7.1 Calculation of the fair value of Eletrobras’ interest in Itaipu	15
7.3 Eletrobras’ Related-Party Transaction Policy	19
8. Final Considerations	20

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1.       PURPOSE

This Technical Information Report aims at analyzing the segregation of Itaipu Binacional under Law No. 14,182 of July 12, 2021, which provides for the privatization of Eletrobras, and under the Modeling Report by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), intending to support the decision of the Management of Eletrobras regarding the privatization process.

2.       Disclaimer

This analysis is based on the following documents:

- CPPI Resolution No. 203/2021;

- CPPI Resolution No. 221/2021;

- Detailed Report on the Model of October 18, 2021;

- Addendum to the legal mapping report and detailed report on the model, of December 22, 2021;

- Second addendum to the legal mapping report and detailed report on the model, of December 27, 2021; and

- Equity Transfer Agreement and Other Covenants, final version received on January 11, 2022.

3.       LAWS AND REGULATIONS

Provisional Measure No. 1,031/2021, which provided for the privatization of Eletrobras and other measures, was enacted on February 23, 2021. Such Provisional Measure, as amended, after passing the House of Representatives and the Federal Senate, was converted into Law No. 14,182 of July 12, 2021.

The Board of the Investment Partnership Program – CPPI enacted CPPI Resolution No. 167 on March 16, 2021, recommending to the President of the Republic the eligibility of Eletrobras for the Investment Partnerships Program (PPI) and its inclusion in the National Privatization Program (PND) to begin the studies required to organize the capitalization process of this company, pursuant to the guidelines established in Provisional Measure No. 1,031/2021.

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CPPI Resolution No. 176/2021 was enacted on April 27, 2021 and defined: (i) Eletrobras’ duties in the Company privatization process; (ii) BNDES as the authority responsible for the execution and monitoring of the Eletrobras capitalization process until its closure; and (ii) that the capitalization process shall adopt the capital market rules and practices, especially to define the issue and stock sale prices and to disclose information to the market and the public.

Law No. 14,182/2021 established that the privatization of Eletrobras is conditioned to the approval of the corporate restructuring, among others, by the General Shareholders’ Meeting in order to maintain companies, facilities, and interests held or managed by Eletrobras under the direct or indirect control of the Federal Government, specifically Eletronuclear and Itaipu Binacional.

Law No. 14,182/2021 also authorized the Federal Government to create a public-private company or governmental entity, in case the companies are not under its direct control, in order to maintain the ownership of the capital stock and the acquisition of electricity services provided by Itaipu Binacional by a federal public agency or entity, to comply with the provisions in the Treaty of Itaipu, among other purposes.

Law No. 14,182/2021 also amended Law No. 5,899 of July 5, 1973 to authorize the Federal Government to designate a federal public agency or entity for the acquisition of all electricity services of Itaipu Binacional, from the Incentive Program for Alternative Energy Sources (Proinfa) and its extension. The agency or entity designated by the Federal Government will be the agent trading Itaipu’s electricity and will be in charge of selling all electricity services, according to the regulations of the Brazilian Electricity Regulatory Agency – ANEEL.

On September 10, 2021, the Federal Government issued Decree No. 10,791, which creates the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar, a governmental entity linked to the Ministry of Mines and Energy – MME, organized as a joint-stock company. The corporate purpose of ENBpar, as provided for in art. 9 of Law No. 14,182/2021, is, among others, to maintain the ownership of the capital stock and the acquisition of the electricity services provided by Itaipu Binacional by a federal public agency or entity in order to comply with the provisions in the Treaty of Itaipu.

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CPPI Resolution No. 203 of October 19, 2021 approved the operational method, the adjustments, and conditions for the privatization of Eletrobras under the PND.

Among the adjustments and conditions for the privatization of Eletrobras approved in the CPPI operational model is the execution of an agreement for the transfer of all Eletrobras’ shares in the capital stock of Itaipu Binacional to ENBpar through the payment of a consideration yet to be defined, with a clause conditioning its effectiveness to the settlement of the Global Public Offering.

In addition, the aforementioned agreement will provide that the payment by ENBpar for the interest in Itaipu Binacional may be made in monthly installments, adjusted for the US Dollar exchange rate variation, considering the interest rate of 4.763% p.a., for a period to be defined between ENBpar and Eletrobras, pursuant to the payment capacity of ENBpar, which may pay the remaining balance of the installments early, at any time.

On December 30, 2021, CPPI published Resolution No. XX/2021, which amended CPPI Resolution No. 203/2021.

Among the amendments promoted by CPPI Resolution No. xx/2021, attention is called to those concerning the segregation of Itaipu Binacional, that is, the execution of an agreement for the transfer of all shares held by ELETROBRAS in Itaipu Binacional to ENBpar for the consideration of BRL1,212,148,151.65 (“Price”), equivalent to USD233,253,440.00, on the base date of December 31, 2020, subject to the following guidelines:

•	adjustment of the amounts payable to Eletrobras for the variation of the US Dollar exchange rate using the inflation adjustment factor, between the base date and the transaction date, as detailed in the agreement, subject to the provisions of the Treaty of Itaipu, as well as the subsequent Reversal Notes;
•	application of a rate of return of twelve percent (12%) per year, calculated pro rata die for the period from December 31, 2021 until the closing of the month prior to the transaction closing date;

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•	the return on Itaipu’s capital for the fiscal year of 2021 shall be paid in up to thirty-six (36) monthly installments, with the first due on the thirtieth calendar day after the date of settlement of the Global Public Offering, whose amounts shall be calculated according to the method known as Amortization Schedule, considering the interest rate of 4.763% per year, and shall be adjusted for the variation of the PTAX exchange rate between the business day immediately before the transaction closing date and the business day immediately before the date payment of the installment at stake. If it has already been paid to Eletrobras by the date of execution of the agreement, such installment shall be deducted from the Price amount;
•	the Price shall be paid in up to two hundred and forty (240) monthly installments, with the first due on the thirtieth calendar day after the date of settlement of the Global Public Offering, whose amounts shall be calculated according to the method known as Amortization Schedule, considering the interest rate of 4.763% per year, and shall be adjusted for the variation of the PTAX exchange rate between the business day immediately before the transaction closing date and the business day immediately before the date payment of the installment at stake.
•	ENBpar shall have the prerogative of early payment, at any time, of the remaining balance of the installments related to the consideration and the 2021 yield; and
•	in order to guarantee the payments above, ENBpar shall open a blocked account to be credited with the annual yield due to ENBpar for Itaipu, as provided for in the Treaty.

4.       TREATY OF ITAIPU

The Treaty between the Federative Republic of Brazil and the Republic of Paraguay, for the use of the water resources of the Paraná River for hydroelectric purposes, resources which are held in Condominium by both Countries, from and including the Salto Grande de Sete Quedas or Salto de Guaíra to the Mouth of the Iguaçu River (Treaty of Itaipu), as well as the six Notes exchanged between the Ministers of Foreign Affairs of both countries, was enacted through Decree No. 72,707 of August 28, 1973.

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Article II of the abovementioned Treaty defines the parties involved, among them “ELETROBRAS, Centrais Elétricas Brasileiras S.A. – ELETROBRAS –, from Brazil, or the legal entity that succeeds it”.

Article III of the Treaty defines that Itaipu shall be formed by Eletrobras and by the Administración Nacional de Eletricidad – ANDE, a Paraguayan company, with equal equity interests, and shall be governed by the rules established in this Treaty, in the Bylaws attached thereto as Annex A, and in the other Annexes.

Article XII establishes that no taxes and fees shall be levied on the profit of Itaipu, among other items.

Annex A (Itaipu’s Bylaws)

Article VIII of the bylaws defines that Itaipu’s capital shall be equivalent to one hundred million US Dollars (USD100,000,000.00), belonging to Eletrobras and ANDE in equal and non-transferable parts, and that it shall be kept at a constant value according to the provisions in Paragraph 4 of article XV of the Treaty.

Annex C

Annex C of the Treaty of Itaipu establishes the financial bases and for the provision of electricity services by Itaipu.

Pursuant to section III of Annex C, the cost of the electricity service shall be composed of the following annual parts, among others:

a.	The amount required for the payment, to the parties that constitute Itaipu (Eletrobras and ANDE), of the yield of 12% p.a. on their interest in the paid-up capital, according to paragraph 1 of article III of the Treaty and article 6 of the Bylaws (Annex A);
b.	The amount required for the payment, to Eletrobras and ANDE, in equal parts, as reimbursement for management and supervision expenses related to Itaipu, calculated based on the equivalent to USD50/GWh generated and measured at the power plant.

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Section VI of Annex C establishes that the provisions of this Annex shall be reviewed after a period of fifty (50) years of the entry into force of the Treaty (August 13, 1973), taking into account, among other aspects, the degree of repayment of the debts incurred by Itaipu for construction of the plant and the ratio between the power contracted by the entities of both countries. In other words, the Annex C conditions shall be reviewed from August 13, 2023 on.

5.          ITAIPU segregation modeling

5.1	calculation of the fair VaLUE of THE ELETROBRAS’ SHARE

The BNDES Modeling Report calculated the value of Itaipu based on the company’s capital stock, under the Treaty of Itaipu, as detailed below.

BNDES took into account the fair value of the interest in Itaipu calculated according to the same method used to calculate the fair value of fixed income securities, that is: if the discount rate used is, in real terms, equal to the coupon rate paid by the inflation-indexed security, the fair value shall be equal to the par value at issuance, adjusted for inflation. If the discount rate is lower than the coupon rate of the bond, the fair value shall be higher and vice-versa.

Accordingly, from a financial point of view, BNDES calculated the fair value considering the original investment (which, for Itaipu, matches the capital stock of USD100 million) updated by an adjustment factor that reflects the inflation since the payment of Eletrobras’ interest in Itaipu in full until December 2020, plus: (i) the additional inflation for the period since January 2021, including, until the asset is effectively and completely transferred from Eletrobras to ENBpar; and (ii) the amount necessary for the payment of the 12% yield on the share in the paid-up capital, according to paragraph 1 of article III of the Treaty and section VI of Annex A (Itaipu Bylaws), for 2021, and the proportional payment of yield for January 2022, when the asset is expected to be transferred from Eletrobras to ENBpar.

The figure below illustrates the calculation made by BNDES.

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Legend:

Original capital

Adjustment factor

Investment amount updated

Yield on the capital

Fair Value

dez = December

The adjustment factor of 4.16524 in December 2020 was extracted from Itaipu’s financial statements as of December 31, 2020 and calculated according to such document, based on the US average annual inflation index, using the Industrial Goods (IG) index and the Consumer Prices Index (CPI), published in the International Financial Statistics Yearbook, updated since 1975.

That said, BNDES considered, in its model for segregation of Itaipu, that the fair value of Eletrobras’ interest in this company is USD233,253,440.00, equivalent to BRL1,212,148,151.65 on the base date of December 21, 2020, considering the foreign exchange rate of BRL5.1967, as published by the Central Bank of Brazil (PTAX) on December 31, 2020.

5.1.1	PRICE adjustment

According to the BNDES model, the fair value of Eletrobras’ interest in Itaipu to be transferred from Eletrobras to ENBpar shall be adjusted for inflation until the transfer completion date. For this, the Principal amount shall be updated according to the calculation below:

i.	multiplication by the ratio between the 2021 Adjustment Factor and the 2020 Adjustment Factor;
ii.	adjustment of the result of item i above for the average variation of the US inflation indexes Industrial Goods and Consumer Price Index, from December 31, 2020 until the end of the month prior to the transfer completion date (including);

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iii.	multiplication of the result of item ii above by the PTAX variation from December 31, 2020 until the business day immediately before the transfer completion date (including); and
iv.	the rate of return of 12% per annum shall apply pro rata die to the result of item iii above for the period from December 31, 2020 (including) until the end of the month prior to the transfer completion date (including).

The 2021 Remuneration amount shall be adjusted according to the calculation below:

i.	multiplication by the ratio between the 2021 Adjustment Factor and the 2020 Adjustment Factor; and
ii.	multiplication of the result of item i above by the PTAX variation from December 31, 2020 until the business day immediately before the transfer completion date.
5.2	ELETROBRAS’ INTEREST PAYMENT CONDITIONS

As already mentioned, the operational model for the privatization of Eletrobras, approved by CPPI Resolution No. 203/2021, as amended by CPPI Resolution No. XX/2021, establishes that an agreement for the transfer of all Eletrobras’ shares in the capital stock of Itaipu Binacional to ENBpar shall be signed and that the agreement shall provide for the payment by ENBpar for the interest in Itaipu Binacional may be made in consecutive monthly installments, adjusted for the US Dollar exchange rate variation, considering the interest rate of 4.763% p.a., pursuant to the payment capacity of ENBpar, which may pay the remaining balance of the installments early, at any time.

With respect to the payment for Eletrobras’ equity, the BNDES model proposes that the principal is paid in two hundred and forty (240) consecutive monthly installments, on a constant payment basis (Amortization Schedule), which shall be adjusted for the foreign exchange variation, and the capital income as of 2021 is paid in thirty-six (36) consecutive monthly installments, under the same conditions as the principal.

The abovementioned interest rate was defined with reference to the yield required, at market values, from the bonds issued by the National Treasury, denominated in U.S. Dollars (also known as Global Bonds), due on January 20, 2034, and that, on December 17, 2021, were traded at a yield of 4.763% per annum. The selection of this bond as a benchmark results from the fact that it has the closest duration, among all Global Bonds issued by the National Treasury, to the installments to be paid by ENBpar to Eletrobras: 8.3 years for the former, against 8.5 for the latter.

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Based on such metrics, the amount of the installments to be paid by ENBpar to Eletrobras shall be calculated according to the following equation:

Where:

is the installment, in Reais, to be paid at a certain month;

is the installment part related to the payment of the Principal, in Reais, in 240 months;

is the installment part related to the payment of the 2021 Remuneration, in Reais, in 36 months;

is the fair value adjusted pursuant to item 5.1.1 of this Technical Information Report;

is the price corresponding to the 2021 Remuneration under item 5.1.1 of this Technical Information Report;

j is the installment number, varying from 1 to 240;

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rate is the monthly interest rate of 0.3885473%, according to the yield described above;

is the PTAX variation between the business day immediately before the transfer completion date and the business day immediately before the payment date of such month.

For illustrative purposes only, given the U.S. inflation forecast until the expected date of the transaction, the adjusted price of the interest in Itaipu would be USD262,799,044.63, which, under the conditions above, entails a monthly installment in the amount of USD 1,514,535.52 in the subsequent 204 months.

The first installment shall be paid by ENBpar to Eletrobras 30 calendar days after the interest is effectively transferred and all conditions precedent to the closing of the transaction are satisfied (essentially, settlement of the Offering). The subsequent installments shall be due on the same day of payment of the first installment, in the subsequent months.

In case of late payment, ENBpar shall pay, on the defaulted amount, (i) during the first 15 days, interest equivalent to 0.5% per month pro rata die; and (ii) after the sixteenth day, interest equivalent to 1% per month pro rata die.

ENBpar, at its sole and exclusive discretion, may settle the remaining balance payable to Eletrobras for the interest in Itaipu early. In that case, ENBpar shall provide a minimum 30-calendar-day notice to Eletrobras of its early settlement intention. The outstanding balance to be paid shall be calculated based on the following formula:

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Where:

is the fair value balance still not paid, in Reais, in a certain month, after the payment of the .

The other terms were previously defined.

The payment for early settlement shall be made in the Brazilian currency (Reais), converted from the currency in which the remaining balance is denominated (U.S. Dollars) based on the PTAX for the last business day immediately before the payment.

Finally, according to BNDES, the linking of the installments to the variation of the U.S. Dollar exchange rate is aligned with the flow of receipts itself, for which ENBpar shall be responsible after taking the controlling interest of Itaipu. This is because ENBpar shall be entitled to two payment flows: the first related to the yield of 12% per year on its share in Itaipu’s paid-up capital and the second as a refund of management and supervision expenses. Such flows exceed the amounts of the installments to be paid, with a positive cash flow to ENBpar in U.S. Dollars, which implies a positive foreign exchange exposure, so that the company incurs in gains in Reais, which is increased in the event of currency depreciation and, otherwise, is reduced. If the payment were stipulated in Reais, ENBpar would have an even higher positive foreign exchange exposure, so that indexing the payment to the FX variation contributes to reducing the company’s foreign exchange risk.

It is important to note that, with the review of Annex C of the Treaty of Itaipu, which shall occur in 2023, the ENBpar’s flows of receipts considered above may change.

5.3	transfer of Eletrobras’ EQUITY

Eletrobras’ equity shall be transferred to ENBpar upon the execution of an Equity Transfer Agreement and Other Covenants, according to CPPI Resolution No. 203/2021, as amended by CPPI Resolution No. XX/2021.

BNDES understands that, given such transfer of equity, there is no need to amend Itaipu’s bylaws, let alone the Treaty, for replacement of Eletrobras with ENBpar as the holder of the Brazilian interest in Itaipu, as such documents refer to the term “Eletrobras” as being Eletrobras itself or the company that succeeds it. BNDES model, as requested by MME, provides that the Equity Transfer Agreement and Other Covenants shall regulate the terms and conditions for Eletrobras to continue providing, on a temporary basis, for one hundred and eighty (180) days, services related to the Brazilian management of Itaipu and the acquisition of electricity services from Itaipu. This ensures that the services are not interrupted while ENBpar still does not have the structure and personnel required to undertake such services.

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It is important to note that such transfer is subject to the prior consent of ANEEL, under ANEEL Normative Resolution No. 484/2012. According to this resolution, ANEEL has sixty (60) days of the receipt of all documents supporting the request for transfer of control to complete the analysis of the request.

5.4	other measures

In addition to the actions described above, the segregation of Itaipu will entail: (i) the need to amend Decree No. 4,550 of August 30, 2012, which defines Eletrobras as the agent trading Itaipu’s electricity, aiming at replacing Eletrobras with ENBpar; (ii) execution of private instruments between Eletrobras and Itaipu to provide for mutual indemnifications in case Eletrobras is required to assume the obligations under Itaipu’s Fibra Benefit Plan, the private retirement plan provided to the company’s employees and former employees, after the privatization of Eletrobras. Accordingly, an indemnification clause in favor of Eletrobras may be included in the Equity Transfer Agreement and Other Covenants, in case Eletrobras is held liable for such obligations; and (iii) amendments to Decree No. 10,791/2021 as to provide for the transition period mentioned in the preceding item of this Technical Information Report.

6.	characterization of Itaipu corporate restructuring

According to article 3, item I, of Law No. 14,182/2021, the privatization of Eletrobras is conditioned to the approval of the corporate restructuring by the General Shareholders’ Meeting in order to maintain companies, facilities, and interests held or managed by Eletrobras under the direct or indirect control of the Federal Government, namely Eletronuclear and Itaipu Binacional.

Law No. 14,182/2021 does not specify the model to be used for purposes of implementing the corporate restructuring, and the CPPI operational model defined that the restructuring shall take place through the disposal of the ownership interest representing the corporate control of Itaipu Binacional to ENBpar, through the execution of an Equity Transfer Agreement and Other Covenants.

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Pursuant to article 245 of Law No. 6,404 of December 15, 1976, which provides for Joint-Stock Companies, affiliates, parents, or subsidiaries are deemed to be related parties.

Eletrobras has an ownership interest equivalent to 50% of the capital stock of Itaipu Binacional. As the Federal Government is the controlling shareholder of Eletrobras, both the transaction for the disposal of the ownership interest held by Eletrobras in the capital stock of Itaipu to ENBpar and the corporate reorganization transaction (consolidation, merger, or spin-off) to segregate Itaipu from Eletrobras’ assets and properties and transferring it to ENBpar, which is owned by the Federal Government, falls under the concept of related-party transaction.

7.       CONSIDERATIONS

The main points of the Itaipu segregation model proposed by BNDES and approved by CPPI, under the Eletrobras capitalization process, shall be analyzed below.

7.1	CALCULATION OF THE FAIR VALUE Of Eletrobras’ interest in Itaipu

First, it is important to note that the transfer of the shares held by Eletrobras in the capital stock of Itaipu to ENBpar shall be made at fair value, in order to provide legal certainty to the transaction and that, from the public law point of view, there is no clear rule about the pricing method for state-owned companies in case of corporate restructuring, but only in case of privatization, which is not the case.

The main point to be analyzed for calculating the fair value of Eletrobras’ interest in Itaipu is up to when Eletrobras is entitled to the receivables flow from Itaipu, in this case, the remuneration of 12% per year on the restated capital stock, to which it is currently entitled.

In case Eletrobras has this right after 2023, the Discounted Cash Flow method or the Discounted Dividend Model could be used, which are methodologies widespread in the market and used worldwide. If Eletrobras does not have this right, an alternative valuation would be the restitution to Eletrobras of its share in the Capital Stock of Itaipu, updated to the date of the effective transfer.

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In this regard, Eletrobras hired Dr. Carmen Tibúrcio to clarify if after 2023 Eletrobras has the right to the receivables, and what would be the best way to measure the fair value of the transaction:

1.	Considering the legal nature of Itaipu, what is the composition of the price due to Eletrobras in a possible sale of its participation in the binational company, in the context of the privatization regulated by Law No. 14,182/2021, such as
a.	value of the interest in the capital stock and the monetary updating of the same as provided for in the Treaty, Annexes, and Reversal Notes;
b.	Rights emerging from energy exploration until and/or after 2023;
c.	Contributions paid to the capital stock of Itaipu with resources from the compulsory loan;
d.	Other amounts are included in the future cash flow of the binational company.

2.	Given Itaipu’s governing legislation, should the capital stock of the binational company, provided for in Annex A of the Treaty, be monetarily restated?

In her report, Dr. Carmen Tibúrcio clarifies that, in light of the economics of the Treaty of Itaipu, the fair value for the transaction in question is the capital stock of Itaipu updated as provided for in the Treaty, Annexes, and Reversal Notes. This is so because this is the criterion established by the High Parties for updating the capital stock in the specific context of the distribution of revenues to Eletrobras and ANDE, and therefore constitutes an objective parameter capable of conferring the necessary commutativity to the transaction.

In addition, the aforementioned opinion states that, as established in the Treaty, the financial bases of the project shall be reviewed in 2023, and it is impossible to anticipate which legal regime or economic model shall be honored by the High Parties. Thus, Eletrobras is not entitled to any remuneration for the operation of Itaipu Binacional after 2023, which depends on future, uncertain, and unpredictable events.

Thus, the modeling proposed by BNDES is in line with the contracted opinion, being, therefore, a fair value for the operation. The updating method used by BNDES is also pursuant to the rules established in the Treaty, Annexes, and Reverse Notes, and the updating rule should be observed until the transfer date to define the final value.

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Therefore, the value calculated by BNDES for Eletrobras’ interest in Itaipu is adequate as it updates the capital invested by Eletrobras in the company.

A point of attention to be noted in the value proposed by BNDES is regarding the capital income of 12% per year from 2021, which Eletrobras is entitled to. CPPI Resolution No. 203/2021, as amended by CPPI Resolution No. 221/2021, defined that the remuneration for 2021 shall be paid to Eletrobras by ENBpar in thirty-six (36) installments, starting on the thirtieth calendar day after the closing of the Global Public Offering. At this point, it is important to highlight that the remuneration is the right of the shareholders of Eletrobras and that it should be paid in cash by ENBpar to Eletrobras. Payment in installments is harmful to Eletrobras’ cash flow and could be seen as Eletrobras financing ENBpar, which does not seem to be motivated.

7.2	CONDITIONS OF THE TRANSFER AGREEMENT

The final draft of the Equity Transfer Agreement and Other Covenants made available by BNDES on January 11, 2022 includes, among other aspects, the conditions, payment terms, guarantees, etc.

Regarding the term of payment, the contract foresees two hundred and forty (240) monthly installments, a condition that is not verified in the purchase and sale contracts that Eletrobras has already made, nor in financing contracts, and may raise questions, mainly because it is a Related–Party Transaction – TPR.

Something that shall be observed is ENBpar’s ability to honor such payments, as ENBpar’s only revenue shall be the remuneration of the capital stock of Itaipu, which in 2021, as an example, shall be approximately BRL130 million. It is important to note that this remuneration shall be reviewed in 2023 when the term of Annex C of the Treaty of Itaipu expires, and new conditions shall be defined between the Governments of Paraguay and Brazil. Therefore, ENBpar’s receipt flow is uncertain after 2023.

It should also be noted that ENBpar shall also be the controlling shareholder of Eletronuclear, which today is a loss-making company and may require future funding, both for its working capital and for the conclusion of Angra 3 project. Therefore, part of ENBpar’s receivables may be compromised.

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That said, an analysis of the ENBpar customer shall be required by the accounting department, and given the facts, ENBpar may be classified as a customer with solvency difficulties, and it may be necessary to set up a Provision for Doubtful Debt Collection – PCLD, which shall result in an economic loss to Eletrobras.

Aiming at mitigating such risk, the agreement sets forth the creation of a Blocked Account, to which all amounts payable by Itaipu to ENBpar as remuneration on the paid-up capital shall be deposited, and the payment amounts payable by ENBpar to Eletrobras shall be withheld and passed on to Eletrobras according to the installments’ due dates. It is important to note that there is still a minor risk to Eletrobras, depending on the conditions in the review of Annex C, as already mentioned.

Also regarding the discount rate of 4.763% p.a. used by BNDES in its modeling is that, as already mentioned, it was defined as a benchmark to the required remuneration, at market values (the so-called “yield”), of the securities issued by the National Treasury, denominated in U.S. Dollars (also known as Global Bonds), due on January 20, 2034. This bond was selected because it has the closest duration, among all the Global Bonds issued by the National Treasury, to that of the installments to be paid by ENBpar to Eletrobras: 8.3 years for the former, against 8.5 years for the latter.

It is also worth to point out that this type of bond is considered to be risk-free and would not be applicable to the installment payment granted to ENBpar, since this company, when incorporated, shall present a high-risk rate, since it shall not have a firm cash flow given the uncertainties regarding the revision of Annex C of the Treaty of Itaipu, especially regarding the rate of return, currently 12% p.a. Thus, a spread over the proposed risk-free rate should be considered, considering ENBpar’s specific risk.

7.3	ELETROBRAS’ RELATED-PARTY TRANSACTION POLICY

Eletrobras’ policy for transactions with related parties establishes in item 4.1.7 that the Federal Government, controlled companies, associated companies, and entities related to it are characterized as parties related to Eletrobras, and in item 4.1.8 that when the Federal Government has significant influence over the decision-making of a certain company, the transaction with this company shall be considered a transaction with a related party of Eletrobras.

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Eletrobras’ internal policy further defines that transactions with related parties shall be carried out on a commutative basis, mutually beneficial, and negotiated under market conditions, or, furthermore, shall offer adequate compensation. Furthermore, they shall be reasonable, justified, and balanced, that is, contracted on a fair basis and under market conditions, without exclusively benefiting any of the parties. The negotiation and decision-making processes concerning related-party transactions shall be effective, independent, and capable of providing adequate compensation payment. It is possible to verify these conditions through the performance of tests for (i) comparison of the deal with similar ones already carried out in the market (“Fairness Test”); or (ii) comparison with another, hypothetical deal, if it were concluded with an independent third party, that is, verifying the transaction would be carried out under the same terms with a third party other than the related party (“Arms-length Bargain Comparison”).

Thus, related-party transactions shall be analyzed in an informed, thoughtful, and disinterested manner compared to the market alternatives, and the decision shall be made in the company’s interests.

Item 4.2.12 of the aforementioned policy defines that, in case of doubts in performing the aforementioned tests or in the case of complex operations such as corporate restructuring, the analysis shall be performed by a specialized independent institution that is not linked to the companies involved in the related-party transaction.

Eletrobras’ policy for transactions with related parties establishes that such transactions shall not result from the influence of the related party in the formation of the shall of the corporate body. They shall result from the effective negotiation between independent parties and the reasoned and reflected deliberation of the collegiate body, in the best interest of the company.

For the structuring and approval of the matter, the mentioned policy defines in item 4.3.20 in addition to the usual instruction documents of the matter, the following information shall be included in the referred documents to be approved: (i) amount involved in the transaction with related parties; (ii) existing balances; (iii)) terms and conditions; (iv) nature of the remuneration to be paid; (v) information on guarantees given or received; (vi) provision for doubtful debt collection and expenses with losses recognized in the period; (vii) remuneration of key management personnel; (viii) participation of the parent company and the subsidiary in a defined benefit plan with shared risks between company entities, if applicable; (ix) information regarding the performance of fairness tests or arms-length bargain comparison tests, their description and result, or, as the case may be, description of the appropriate compensatory payment; and (x) information required by CVM Instruction and applicable legislation, for disclosure to the market.

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In addition, the matter shall be submitted for review and approval to the Audit and Statutory Risks Committee – CAE and the Eletrobras Board of Directors – CA.

In the case of the transfer of Itaipu to ENBpar, due to its nature of being a binational treaty, the operation cannot be comparable with market practices. In addition, it is inserted in a broader context, which is the capitalization of Eletrobras, i.e., the transfer of Itaipu to ENBpar shall not occur in isolation, but only if Eletrobras was capitalized.

Thus, the commutativity analysis shall be seen from the global point of view of the operation, and not only from the individual point of view of this transfer, and shall be subject to appreciation in a specific Technical Note on the subject.

8.       FINAL CONSIDERATIONS

The present Technical Information Report sought to analyze Itaipu segregation model under two aspects: i) transaction value and ii) transfer agreement conditions.

From the economic and financial assessment point of view, the valuation methodology presented by BNDES is consistent with the external legal opinion hired by Eletrobras, and the results presented are consistent with the proposed methodology.

Regarding the conditions of the transfer agreement, it is important to highlight the points of attention brought up throughout this document, especially item 7.2, where we point out the risks that we observed in the modeling proposed by BNDES.

Finally, this Technical Information Report is not intended to make an exhaustive analysis of all segregation points of Itaipu, and it is necessary that the decision-makers read it together with other analyses, such as legal, risk, governance, accounting, as well as other competent areas of Eletrobras.

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________________________________ Marcos Barreto de Faria Pinho	________________________________ Flávia Xavier Cirilo de Sá
________________________________ Vinícius Brito da Fonseca

I agree:

_____________________________

Rodrigo Vilella Ruiz

ANNEX 07

Description of the “Corporate Interest Transfer Agreement and Other Covenants” referring to the transfer of Itaipu's interest (Article 8 of CVM Instruction 481)

I – name and qualification of the interested related party;

Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. - ENBPar

II – nature of the interested related party's relationship with the company;

ENBPar and the Company are controlled by the Federal Government.

III – number of shares and other securities issued by the company that are owned by the interested related party, directly or indirectly;

None.

IV – any existing balances, payable and receivable, between the parties involved;

None.

V – detailed description of the nature and extent of the interest in question;

The proposed transaction consists of the transfer of the equity interest in Itaipu Binacional held by the Company to ENBPar, to occur prior to the privatization of the Company pursuant to Law No. 14,182/2021.

VI – management recommendation about the proposal, highlighting the advantages and disadvantages of the operation for the company; and

The Administration recommends the execution of the Agreement in question, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022 TPR Global.

VII – if the matter submitted for approval by the assembly is a contract subject to the rules of art. 245 of Law No. 6,404 dated 1976:

a) detailed demonstration, prepared by the officers, that the agreement observes commutative conditions, or provides for adequate compensatory payment; and

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022.

b) analysis of the terms and conditions of the agreement in light of the terms and conditions prevailing in the market.

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022.

ANNEX 08

Agreement for the transfer of equity holding and other matters

AGREEMENT FOR THE TRANSFER OF EQUITY HOLDING AND OTHER MATTERS

This Agreement for the Transfer of Equity Holding and Other Matters (“Agreement”) is entered into by and between, on one side:

(i)              EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR, a state-owned company, duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the National Taxpayers’ Registry of the Ministry of Economy (“CNPJ/ME”) under No. 43.913.162/0001-23, with its head office in the city of Brasília, Federal District, at Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, hereby duly represented pursuant to its bylaws (“ENBPar”);

And, on the other side:

(ii)             CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a company of mixed capital (sociedade de economia mista), duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the CNPJ/ME under No. 00.001.180/0001-26, with its head office in the city of Brasília, Federal District, at SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, Zip Code 70716-900, hereby duly represented pursuant to its bylaws (“Eletrobras” and, jointly with ENBPar, hereinafter referred to as “Parties” and, individually, as “Party”);

WHEREAS, ITAIPU BINACIONAL (“Itaipu”) is a bi-national entity, created by the treaty signed on April 26, 1973 (as approved by the Legislative Decree No. 23/1973 and issued by the Decree No. 72,707, dated August 28, 1973), between the Federative Republic of Brazil and the Republic of Paraguay (“Treaty”);

WHEREAS, on July 12, 2021, it was issued the Brazilian Law No. 14,182 (“Law 14,182”), which set forth the main terms and conditions for the privatization of Eletrobras (“Privatization”);

WHEREAS, Law 14,182 provided that the Privatization will be performed by means of a capital increase of Eletrobras, under a public offering of new common (voting) shares of Eletrobras, with the waiver of preemptive rights by the Federal Government, provided that such offering may occur jointly with the sale of shares issued by Eletrobras and held directly or indirectly by the Federal Government, by means of a secondary public offering of shares (“Offer”);

WHEREAS, in accordance with the duties granted by the Brazilian Law No. 13,334, dated September 13, 2016, the Board of the Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos) issued the Resolution No. 203, dated October 19, 2021, and Resolution No. 221, dated December 29, 2021, providing the details of the operating model, adjustments and conditions for the Privatization (“CPPI Resolutions”);

THEREFORE, the Parties agree to enter into this Agreement, in accordance with the following terms and conditions:

1	CHAPTER I – DEFINIÇÕES E REGRAS DE INTERPRETAÇÃO

1.1        Defined terms. The following terms, when used in capital letters in this Agreement, will have the following meanings:

“Adjustment Factor 2020” means 4.16524;

“Adjustment Factor 2021” means the arithmetical average of the accumulated variation of the Industrial Goods Index and Consumer Price Index since the payment of the capital of Itaipu until December 31, 2021, in accordance with the Reversal Note (Nota Reversal) DTM/T/N.R. No. 3, dated January 28, 1986;

“Advanced Payment” will have the meaning attributed to it in Section 2.4.4;

“Agent” will have the meaning attributed to it in Section 2.5;

“Agreement” will have the meaning attributed to it in the Preamble;

“Arbitration Law” will have the meaning attributed to it in Section 6.2;

“Chamber” will have the meaning attributed to it in Section 6.2;

“Civil Code” means the Brazilian Law No. 10,406, dated January 10, 2002;

“CNPJ/ME” will have the meaning attributed to it in the Preamble;

“Code of Civil Procedure” means the Brazilian Law No. 13,105, dated March 16, 2015;

“Compensation 2021” will have the meaning attributed to it in Section 2.2;

“Consumer Price Index” means the United States inflation index calculated according to the same calculation rules set forth in the Reversal Note (Nota Reversal) DTM/T/N.R. No. 3, dated January 28, 1986, provided that, in the event that this index is not available for the month(s) preceding the Transaction, it shall be considered the index that replaces it and, in the event that there is no replacing index, the figures referring to the last available month will be repeated for the following months, as applicable;

“CPPI Resolutions” will have the meaning attributed to it in the Whereas;

“Deadline for the Completion of the Transition” will have the meaning attributed to it in Section 5.2.1;

“Eletrobras” will have the meaning attributed to it in the Preamble;

“ENBPar” will have the meaning attributed to it in the Preamble;

“Equity Holding” will have the meaning attributed to it in Section 2.1;

“Escrow Account” will have the meaning attributed to it in Section 2.5;

“Escrow Agreement” will have the meaning attributed to it in Section 2.5.1;

“Industrial Goods Index” means the United States inflation index calculated according to the same calculation rules set forth in the Reversal Note (Nota Reversal) DTM/T/N.R. No. 3, dated January 28, 1986, provided that, in the event that this index is not available for the month(s) preceding the Transaction, it shall be considered the index that replaces it and, in the event that there is no replacing index, the figures referring to the last available month will be repeated for the following months, as applicable;

“Installments” will have the meaning attributed to it in Section 2.4;

“Itaipu” will have the meaning attributed to it in the Whereas;

“Itaipu Compensation” will have the meaning attributed to it in Section 2.55.2;

“Law 14,182” will have the meaning attributed to it in the Whereas;

“Management of Itaipu” will have the meaning attributed to it in Section 5.1;

“Offer” will have the meaning attributed to it in the Whereas;

“Party” ou “Parties” will have the meaning attributed to it in the Preamble;

“Price” will have the meaning attributed to it in Section 2.2;

“Principal” will have the meaning attributed to it in Section 2.2;

“Privatization” will have the meaning attributed to it in the Whereas;

“PTAX” means the exchange rate for the sale of US dollars as published by the Brazilian Central Bank, with the transaction code PTAX 800, option 5 (or any other exchange rate calculated by the Brazilian Central Bank in replacement of PTAX 800, option 5);

“Retained Amount” will have the meaning attributed to it in Section 2.5.2;

“Regulation” will have the meaning attributed to it in Section 6.2;

“Suspensive Condition” will have the meaning attributed to it in Section 3.1;

“Transaction” will have the meaning attributed to it in Section 2.1; e

“Transition Services” will have the meaning attributed to it in Section 5.2;

“Treaty” will have the meaning attributed to it in the Whereas.

1.2        Interpretation rules. For all purposes of this Agreement, except as may otherwise be provided herein:

(i)	references to Chapters, Sections or items must be interpreted as references to (a) the respective Chapters, Sections or items of this Agreement; and (b) to the entire applicable Chapter, Section or item, and not only to a certain piece of the foregoing;
(ii)	references to this Agreement, laws or any other document must be interpreted as references to those instruments as they may have been amended, modified, renewed, complemented or replaced from time to time;
(iii)	titles to Sections, items or similar are merely for convenience of the reader, and shall not affect the interpretation of its content;
(iv)	the Whereas are part of this Agreement, and any reference to this Agreement shall include any of those Whereas;
(v)	references in singular shall also include plural and vice-versa; and
(vi)	words such as “include” or “including” shall be interpreted as referring to an example or for highlighting a certain language, and shall not be interpreted as any limit to the generality of any of those references.

1.3        Counting of terms. All terms provided in this Agreement shall be counted in calendar days, except as expressly provided that the term shall be counted in business days, and shall be calculated in accordance with article 132 of the Civil Code. Any term that ends on a day that is not a business day shall be automatically extended to the next business day.

2	CHAPTER II – TRANSFER OF ENTIRE EQUITY HOLDING

2.1        Transfer of Equity Holding. To the extent that the Suspensive Condition is satisfied, Eletrobras shall transfer its entire equity holding in the capital stock of Itaipu (“Equity Holding”) to ENBPar (“Transaction”).

2.1.1           To the extent that the Suspensive Condition is satisfied, the Equity Holding shall be considered as automatically transferred by Eletrobras to ENBPar, and Eletrobras, jointly with the Federal Government, shall send a notice to Administración Nacional de Eletricidad - ANDE and to the Government of Paraguay informing the performance of such transfer.

2.2        Purchase Price of the Equity Holding. The Parties agree that the fair compensation for the purchase of the Equity Holding, to be paid by ENBPar to Eletrobras, is one billion, two hundred and twelve million, one hundred and forty eight thousand, one hundred and fifty one Reais and sixty five cents (R$1,212,148,151.65) (“Price”), which is equivalent to two hundred and thirty three million, two hundred and fifty three thousand, four hundred and forty US dollars (US$233,253,440.00), on the base date of December 31, 2020, and the Price will be divided as follows:

a)	one billion, eighty two million, two hundred and seventy five thousand, one hundred and thirty five Reais and forty cents (R$1,082,275,135.40), equivalent to two hundred and eight million, two hundred and sixty two thousand US dollars (US$208,262,000.00), considering the PTAX of R$5.1967 on the base date of December 31, 2020 (“Principal”); and
b)	one hundred and twenty nine million, eight hundred and seventy three thousand and sixteen Reais and twenty five cents (R$129,873,016.25), equivalent to twenty four million, nine hundred and ninety nine thousand, four hundred and forty US dollars (US$24,991,440.00), considering the PTAX of R$5.1967 on the base date of December 31, 2020 (“Compensation 2021”).

2.2.1           In the event that the compensation over the capital of Itaipu referring to the fiscal year of 2021 has already been paid to Eletrobras before the date of the Transaction, then the Compensation 2021 will no longer be a part of the Price.

2.2.2           Neither the Transaction set forth in this Agreement nor the indication or payment of the Price shall in any manner amend the amount of capital stock of Itaipu, which will remain the same as indicated in the Treaty and its Schedules, neither shall it amend any portion of that capital stock that was originally attributed to Eletrobras and which will be transferred to ENBPar pursuant to this Agreement.

2.3        Price Adjustment. The Price shall be adjusted according to the following Sections.

2.3.1           Adjustment of Principal. The amount of Principal, as set forth in Section 2.2a) above, shall be adjusted in accordance with the following:

a)	multiplication by the ratio between (i) the Adjustment Factor of 2021 and (ii) the Adjustment Factor of 2020;
b)	adjustment of the result of item “a” above by the average of the variation of the US inflation indexes Industrial Goods Index and Consumer Price Index, as from December 31, 2021 until the closing of the month immediately preceding the date of the Transaction (including);
c)	multiplication of the result of item “b” above by the variation of PTAX since December 31, 2020 until the business day immediately preceding the date of the Transaction; and
d)	over the result of item “c” above, it shall be applied a compensation of twelve percent (12%) per year pro rata die, for the period between January 1st, 2022 (including) until the closing of the month immediately preceding the date of the Transaction (including).

2.3.2           Adjustment of Compensation 2021. The amount of Compensation 2021, as set forth in Section 2.2(b) above, will be adjusted in accordance with the following:

a)	multiplication by the ration between (i) the Adjustment Factor of 2021 and (ii) the Adjustment Factor of 2020; and
b)	multiplication by the result of item “a” above by the variation of PTAX since December 31, 2020 until the business day immediately preceding the date of the Transaction (including).

2.4        Payment. The payment of the Principal installment of the Price shall be made in two hundred and forty (240) monthly installments, while the payment of the Compensation 2021 shall be made in thirty six (36) monthly installments (notwithstanding the provisions of Section 2.2.1), all of them paid in Reais (“Installments”), duly adjusted by the variation of the US dollar, the amount of which will result from the following calculation:

Where:

is the Installment, in Reais, to be paid in a certain month;

is the portion of the Installment referring to the payment of the Principal;

is the portion of the Installment referring to the payment of the Compensation 2021, notwithstanding the provisions of Section 2.2.1. Starting on the 37th (thirty-seventh) month of payment, this component shall be zero;

is the number of the applicable installment, varying from 1 to 240;

is the portion of the Price referring to the Principal, adjusted in accordance with Section 2.3.1;

is the portion of the Price referring to the Compensation 2021, adjusted in accordance with Section 2.3.2, notwithstanding the provisions of Section 2.2.1;

is the index of monthly interest of 0.3885473%;

is the variation of the PTAX between the business day immediately preceding the date of the Transaction and the business day immediately preceding the date of payment of the applicable month.

2.4.1           The first Installment shall be paid until thirty (30) days after the date of satisfaction of the Suspensive Condition, while the following Installments shall be paid on the same date of month of that first payment, in the following months.

2.4.2           The Installments shall be paid in Brazilian local currency and deposited in the bank account to be indicated by Eletrobras.

2.4.3           Upon payment default, ENBPar shall pay, over the defaulted amount, (i) during the first fifteen (15) days of default, interest equivalent to half percent (0.5%) per month pro rata die and (ii) as from the sixteenth (16th) day of default, interest equivalent to one percent (1%) per month pro rata die.

2.4.4           ENBPar may decide at its own discretion to pay in advance the remaining Installments (“Advanced Payment”), by means of a thirty (30)-day prior notice to Eletrobras informing its intention to perform an Advanced Payment, provided that the outstanding amount to be paid shall be calculated as follows:

Where:

is the outstanding amount of the Price that is still unpaid, in Reais, in a certain month, after payment of the ;

The remaining variables shall have the meaning attributed to them in Section 2.4.

2.4.5	Except as provided in Chapter II, there shall not be any adjustment to the amount of the Installments or any indemnification due by Eletrobras to ENBPar, including as a result of liabilities, debts or other contingencies of Itaipu.
2.4.6	The bank slip of the payment of the amounts pursuant to this Chapter II shall be considered as the due instrument of release with respect to the payment of the applicable amount for all purposes of article 319 of the Civil Code.

2.5        Escrow Account. As guarantee for the payment of the Price, all payments that are due by Itaipu to ENBPar with respect to the compensation over the capital stock of Itaipu (pursuant to Schedule C of the Treaty) (“Itaipu Compensation”) will be deposited, on behalf of ENBPar, in an escrow account (“Escrow Account”) to be managed by a bank engaged by Eletrobras in market conditions (“Agent”), provided that ENBPar may veto such engagement with grounds within fifteen (15) days from the notice to that extent by Eletrobras. All funds deposited in the Escrow Account will be invested and release in accordance with this Section 2.5.

2.5.1	Escrow Agreement. On the date of satisfaction of the Suspensive Condition, Itaipu and Eletrobras shall enter into an agreement with the Agent (“Escrow Agreement”), which shall provide the following:
(i)	the annual compensation to be paid to the Agent for the services of maintenance of the Escrow Account will be paid with the amounts deposited in the Escrow Account, notwithstanding the provisions of Section 2.5.2 below;
(ii)	the Escrow Account will be held in the name of ENBPar;
(iii)	in the event of conflict between the Escrow Agreement and this Agreement, the provisions of this Agreement shall prevail;
(iv)	the amounts deposited in the Escrow Account will be released and invested in accordance with Section 2.5.2 below; and
(v)	the Escrow Account will be automatically closed and the Escrow Agreement will be automatically terminated upon payment of the full Price, except if otherwise agreed between the Parties.
2.5.2	Retention and Release. The retention and release of the funds deposited in the Escrow Account will occur as follows:
(i)	once the deposit of the Itaipu Compensation is made in the Escrow Account, the Agent shall retain a portion of those funds, equivalent to the full amount of the Installments to be paid in the next twelve (12) months following the deposit, added by the amount of annual compensation due to the Agent (“Retained Amount”);
(ii)	within five (5) business days from the deposit of the Itaipu Compensation, (a) transfer a portion of those funds, equivalent to the annual compensation due to the Agent, to the bank account of the Agent, as payment of its compensation, and (b) release the outstanding funds of the Itaipu Compensation to ENBPar;
(iii)	transfer every month to Eletrobras, to the bank account to be indicated pursuant to Section 2.4.2, a portion of those funds, equivalent to the amount of each Installment that becomes due under the terms of this Agreement;
(iv)	the Retained Amount shall be invested in investment fund(s) that invest in assets linked to exchange rate variation of the US dollar against the Real, provided that such investment fund(s) shall allow the withdrawal of investments by means of a prior request of no more than ten (10) days;

(v)	the Retained Amount and its yield will be used for the payment by the Agent, on behalf of ENBPar, of the Installments, to the bank account indicated in accordance with Section 2.4.2, in accordance with the terms and conditions of this Agreement, provided that, in the event that the amount deposited in the Escrow Account is not sufficient for the full payment of any of the Installments, ENBPar shall then remain liable for the payment of the remaining amount;
(vi)	in the event that any of the Installments is subject to an Advanced Payment, the Retained Amount referring to the same period shall be reduced by the amount of that Installment and released to ENBPar; and
(vii)	twelve (12) months after the deposit of the Itaipu Compensation, after the payment of the Installments referring to the respective reference period, the Agent shall release any excess of funds to ENBPar, to a bank account to be informed by ENBPar to the Agent, after discounting any taxes that may apply in accordance with the applicable law and that shall be retained by the Agent.
3	CHAPTER III – SUSPENSIVE CONDITION

3.1        Suspensive Condition. The obligations undertaken by the Parties hereunder will be suspended, pursuant to article 125 of the Civil Code and paragraph 2 of article 3° of Law 14,182, until the liquidation of the Offer under the conditions approved by the CPPI Resolutions (“Suspensive Condition”).

3.2        Parties’ Obligations. In accordance with Law 14,182 and the CPPI Resolutions, each Party shall perform any and all acts that were attributed to them and that may be required for the satisfaction of the Suspensive Condition, to the extent that all legal provisions required for such are duly complied with and to the extent that all applicable corporate and governance approvals required for such are duly obtained.

4	CHAPTER IV – EFFECTIVENESS AND TERMINATION

4.1        Effectiveness. This Agreement shall remain in effect until the full compliance with all obligations provided herein.

4.2        Automatic Termination. This Agreement will be automatically terminated in the event that the Suspensive Condition is not satisfied until December 31, 2022, except if otherwise agreed between the Parties. Notwithstanding the foregoing, this Agreement may be terminated by mutual agreement in writing between the Parties.

4.3        Effects of Termination. Notwithstanding the termination of this Agreement pursuant to Section 4.2, the obligation of the Parties provided in Chapters 1, 4 and 6 shall survive the termination of this Agreement.

CHAPTER V – TRANSITION SERVICES

5

5.1            Responsibility for the Management of Itaipu. Once the Suspensive Condition is satisfied, and once the Transaction is closed, it shall also be considered as immediately transferred to ENBPar the responsibility for the Brazilian management of Itaipu and its assets, as well as the responsibility for the commercialization of the energy produced by the power plant of Itaipu that is consumed in Brazil, in accordance with the Decree No. 10,791, dated September 10, 2021 (“Management of Itaipu”).

5.2            Transition Services. Eletrobras will assist ENBPar during the transition of the Management of Itaipu, in order to ensure the operational, commercial, financial, regulatory and administrative continuity of Itaipu’s activities, also preserving its governance in general (“Transition Services”).

5.2.1	The Transition Services will be provided during a period of one hundred and eighty (180) days after the Transaction (“Deadline for the Completion of the Transition”).
5.2.2	Until the closing of the Transaction, Eletrobras shall deliver to ENBPar a detailed transition plan to be revised, commented and approved by ENBPar, which shall include (i) the order of the activities that will be needed by Eletrobras and ENBPar, in order to assure the continuity of the Management of Itaipu, including an estimate of the deadline for each activity; (ii) the minimum criteria that ENBPar shall observe in order to receive the proper support in the transition; (iii) the date of delivery of documents, information, proprietary systems and other instruments that may be required for the Management of Itaipu; and (v) a supporting report that includes (a) a description of the main activities performed in the context of the Management of Itaipu and (b) a reasonable estimate from Eletrobras with respect to the number of people and type of infrastructure required for the Management of Itaipu.
5.2.3	ENBPar shall structure an internal department, allocate responsibilities and perform all other activities that may be required for the purpose of assuring the continuing Management of Itaipu.

5.2.4	ENBPar shall engage a service for the independent assurance of accounting and financial information of the Management of Itaipu, in order to assure that the related assets and liabilities comply with the level of risk that is acceptable to ENBPar.
5.2.5	At least two (2) months in advance of the Deadline for the Completion of the Transition, the Parties shall notify the Federal Government informing the status of the Management of Itaipu.
5.2.6	In the event that the Federal Government decides to extend the Deadline for the Completion of the Transition, the terms, conditions and additional term for the Transition Services shall be mutually agreed between the Parties.
5.2.7	Eletrobras will be compensated for the Transition Services in the amount of [●] Reais (R$[●]) per month.
6	CHAPTER VI – MISCELLANEOUS

6.1        Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Federative Republic of Brazil.

6.2        Dispute Resolution. Disputes, controversies and/or differences between the Parties related to or in connection with this Agreement, and provided that they involve exclusively corporate law matters, as well as available equity rights, according to article 1, paragraph 1, of the Brazilian Law No. 9,307, dated September 23, 1996 (“Arbitration Law”), shall be definitively settled by arbitration administered by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (the “Chamber”) in accordance with the Rules of the Chamber (the “Regulation”), in effect at the time of arbitration, as it does not conflict with this Agreement, except as they may be modified herein. The arbitration will be by law, and the arbitration panel shall not rule based on equity.

6.2.1           The arbitration panel shall be composed by three (3) arbitrators, and the appointment of such arbitrators shall be provided in the Regulation, provided that the third arbitrator, that shall act as the arbitration panel’s chairman, will be chosen by the Parties according to the list prepared by the other arbitrators.

6.2.2           The arbitration shall have its seat in the city of [•], State of [•], Brazil, and shall be conducted in Portuguese. The arbitration shall be processed and judged in accordance with the Brazilian laws.

6.2.3           The Parties may only seek injunctions and other provisional remedies that are expressly subject to revision by the arbitration panel. Before the arbitration panel’s formation, injunctions and other provisional remedies and/or enforcement actions, as applicable, may be required, at the option of the interested party, (i) in the jurisdiction of the seat of arbitration; or (ii) in an emergency arbitration proceeding according to the Regulation. After the arbitration panel’s formation, any other legal remedies authorized by the Arbitration Law shall be required in the jurisdiction of [•], State of [•], Brazil.

6.2.4           The resolution of any dispute that is not in the scope of the arbitration provided for in Section 6.2 above shall occur at the regular courts, in the jurisdiction of [•], State of [•], Brazil, which is hereby exclusively chosen by the Parties.

6.3        Extrajudicial Title. The Parties acknowledge that this Agreement constitutes an extrajudicial title, in accordance to article 784 of the Code of Civil Procedure.

6.4        Notices. All notices, consents, requests and other communications required or permitted hereunder shall be in writing and delivered to the applicable person in person, by recognized courier service, or registered mail, e-mail or recognized express delivery service, provided that in any case it shall be delivered with proof of receipt, to the address indicated in the preamble of this Agreement.

If to ENBPar, to:

[full name], [telephone], [e-mail]

At Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, Brasília, Distrito Federal

If to Eletrobras, to:

[full name], [telephone], [e-mail]

At SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, city of Brasília, Distrito Federal, Zip Code 70716-900

6.4.1           Any notice, consent, request and other communication required or permitted hereunder shall be deemed to have been duly delivered (i) on the day of delivery, if delivered in person; or (ii) on the date that proof of receipt is issued, if sent by registered mail, courier service or express delivery service.

6.5        Binding Effect; Assignment. This Agreement is binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not assignable by any Party without the prior written consent of the other Party.

6.6        Taxes. All and any taxes, charges and contributions of any nature that levied or that will levy on the transactions provided in this Agreement will be the responsibility of and shall be paid by the respective party that is considered as responsible therefor according to the applicable tax law.

6.7        Irrevocability and irreversibility. This Agreement is executed between the Parties in irrevocable and irreversible character, for all rights end, except the provisions provided otherwise in the applicable law, and binds not only the Parties, but also their respective successors and assignees that undertake the obligations hereunder at any title.

IN WITNESS WHEREOF, the Parties enter into this Agreement in two (2) counterparts of same content and form, in the presence of the two (2) witness identified below.

[date]

[Signature page below]

__________________________________________________ EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR By: Title:
__________________________________________________ CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By: Title:

Witnesses:

_________________________________________ Name: ID: CPF/ME:	__________________________________________________ Name: ID: CPF/ME:

São Paulo, October 9th, 2021

To

Brazilian National Economic and Social Development Bank (“BNDES”)

Attn.: Sr. Guilherme Garcia

Av. República do Chile n° 100

Rio de Janeiro - RJ

Re.: Eletrobras Group Modelling Assumptions Report

Dear Sir,

According to the contract for service performance No. 084/2021 executed between BNDES and the Consórcio Nova Eletrobras on May 27, 2021, we here by present the assumptions results for the modeling Eletronuclear, which serves as grounds for the financial modeling procedure of the asset.

The work carried out by Thymos Energia team has been developed exclusively to support the BNDES in the financial modeling process in the scenario of the current transaction and in the scenario projected by the Eletrobras group and its capitalization, provided that the results found were based primarily in the information provided by the assessed companies of the group. All values have been consolidated with public information obtained before area-relevant institutions whenever necessary.

The forecasts made by Thymos Energia are indicated along this report. Thymos Energia is a consulting company specialized in the national electric sector, and its capacity to be familiar with the context and perspectives of the market agents and sector-relevant institutions is a well-known distinction.

In the current version, the consolidation of the issues raised by BNDES and new information made available recently by the sector-relevant institutions (MME/BNDES) and by the Eletrobras is presented.

Eletronuclear Financial Modelling Assumptions Report

(October 2021)

Content

1. CONTEXT	4
1.1. WORK STRUCTURE	4
1.2. OVERVIEW OF ELETROBRAS ELETRONUCLEAR	4
2. ELETROBRAS ELETRONUCLEAR	6
2.1. POWER GENERATION ASSETS	6
2.1.1. Summary of the termonuclear assets	6
2.1.2. Regulated trading Framework (ACR) – QUOTAS	7
2.1.3. Costs	19
2.1.4. Investments – Capex	20
2.1.5. Depreciation and amortization	22
ANNEX 1 - MACROECONOMIC ASSUMPTIONS	23

1.   CONTEXT

1.1.	WORK STRUCTURE

This report aims to analyze the main aspects of Eletronuclear, Provide the technical and operational assumptions necessary to the economic-financial assessment modeling (valuation) of the generation and transmission segments and other related business.

The assumptions and projections which will be presented have been based in a due diligence carried out in the current Business Plan of the Company, as well as the documents of the current administration provided to the Consortium, such as revenue, taxes, sector relevant charges, technical indicators, and possible risks of revenue loss and/or expenses increase projections.

In addition to the operational and technical assumptions, the regulatory assumptions for the tariff projections which apply to the companies of the Eletrobras group will be presented.

All information has been consolidated with public information, Proceedings and rules of the electrical sector provided by sector-related entities (MME, ANEEL, ONS, CCEE, EPE).

All methodology and rationale applied shall be presented. All data and projections shall be provided in a data file attached here to.

1.2.	OVERVIEW OF ELETROBRAS ELETRONUCLEAR

A Eletrobras Eletronuclear was founded in 1997, resulting from the spinoff of the nuclear sector of Furnas and, from this point on, was a part of the group of companies controlled by the holding company Eletrobras.

At that point, Excalibur was responsible for continuing the operation of Angra 1 and for the conclusion of the construction works of Angra 2. The spinoff of the nuclear business of Furnas was determined by the National Privatization Council (CND) as a preparatory measure for the privatization of this company.

Eletrobras Eletronuclear, therefore, aims to operate and construct nuclear power plants in Brazil and is a partially government owned company. In the National Integrated Electric Power System (SIN), the location of the Angra 1 and 2 power plants in the Angra dos Reis municipalities, near the main consuming markets of the country, is an important characteristic of its production. The conclusion and expansion of Eletrobras Eletronuclear with Angra 3 has been included in Law No. 14,120/21 and the feasibility of the project is under assessment with BNDES.

Currently the power plants in operation are Angra 1, with the power generation capacity of 640 MW and Angra 2, with 1,350 MW. The expansion through Angra 3 project is very similar with the Angra 2 project, with the addition of technological advances, and will have the capacity of 1,405 MW. Additionally, the National Energy Plan (PNE 2050) determines the need to construct new nuclear centrals in the regions of southeast and northeast Brazil.

The energy amount originated in the nuclear centrals off Angra one and Angra to our allocated as quotas in the National Integrated Electric Power System (SIN). ANEEL periodically defines the volumes of quotas of each distribution concessionaire, for inclusion in their energy procurement portfolio, and the price to be paid by it to Eletrobras Eletronuclear.

2.	ELETROBRAS ELETRONUCLEAR

2.1.	POWER GENERATION ASSETS

2.1.1.    Summary of the THERMONUCLEAR assets

Eletronuclear is the concessionaire off thermal nuclear power generation assets, the installed capacity of which total lies 1990 MW. All the power plants off Eletronuclear are located in the subsystem Southeast/Mid-West, in the state of Rio de Janeiro, and use uranium as fuel. The guarantee in force is of 1,714.5 MW in average as of the publication of Law No. 14,182, dated July 12, 2021.

Power Plant	Eletronuclear Interest	Start of Concession	End of current concession
Almirante Álvaro Alberto – Unidade I (Angra I)	100%	Jan-85	Jan-25
Almirante Álvaro Alberto – Unidade I (Angra I)	100%	Sept-00	Sept-40

UTN Almirante Álvaro Alberto – Unidade I (new name of UTN Angra I) was granted in 1957 and transferred to Eletronuclear at the end of the 90s, when the company was founded. The power plan is located in the Angra dos Reis municipality, in the state of Rio de Janeiro. Its commercial operation started in the year of 1985 with 640 MW of installed capacity.

UTN Almirante Álvaro Alberto – Unidade II (new name of UTN Angra II) was granted in 1962 and transferred to Eletronuclear at the end of the 90s, when the company was founded. The power plan is located in the Angra dos Reis municipality, in the state of Rio de Janeiro, in the same complex as UTN Almirante Álvaro Alberto – Unidade I. Its commercial operation started in the year of 2001 with 1,350 MW of installed capacity.

Power Plant	Capacity (MW)	Physical Guarantee (average MW)	Subsystem	Subsystem	State
Almirante Álvaro Alberto – Unidade I (Angra I)	640	509.8	SE/CO	Uranium	RJ
Almirante Álvaro Alberto – Unidade I (Angra I)	1,350	1,204.7	SE/CO	Uranium	RJ
Total	1,990.0	1,714.5

Eletronuclear holds 100% of its thermal nuclear assets. In relation to the concession term, we highlight that the authorizations will terminate in January 2025 for Angra 1 and September 2040 for Angra 2. In October 2019, Excalibur formally filled with CNEN the documentation for the formalization of the License Renewal Request for Angra 1 for another 20 years from the end of 2024. With the extension of the useful life of Angra 1 for another 20 years, from 2025 on, 640 MW additional capacity will be added to the National Integrated Electric Power System - SIN.

Eletronuclear holds an authorization issued by the national Department of Waters and Electrical Power - DNAEE, the predecessor of ANEEL, through the DNAEE regulation No. 315, dated July 31, 1997. The referred regulation does not set forth the end date for the authorization concession. In addition to the authorization to act in the Electric power sector, the projects must be licensed by Ibama, for environmental regulation purposes, and by the National Commission of Nuclear Power – CNEN, for nuclear power regulation purposes.

Since Eletronuclear has already initiated the investment in Angra I useful life extension, and the international precedents indicates the renewal of the concession, as occurred in the United States, where nuclear reactors had their respective original licenses of 40 years extended for another 20 years, we understand that, for protection purposes, it is reasonable to assume that there will be an extension.

Hence, the extension renewal is considered in the other assumptions, among which we stress the CAPEX, which comprises the projects related to the useful life extension of Angra I, additionally to what has been already spent to allow for such extension.

We understand that the best assumption is to consider that the installed capacity and the guaranteed power of each of the power plants is constant until the end of their respective concession.

2.1.2.    Regulated trading Framework (ACR) – QUOTAS

Law No. 12,111 sets forth that after 2013 the payments to Eletronuclear of the revenue arising off the power generation of Angra 1 and 2 Power Plants shall be divided among all the concessionaires, holders of permission and holders of authorization for public distribution services in the National Integrated Electric Power System – SIN.

Therefore, Eletronuclear’s income arises of a division among the concessionaires of power quotas distribution, which provide a power coverage in exchange for the regulated payment which is calculated annually by ANEEL.

REN ANEEL 530/12 sets forth the conditions for trading of power of Angra 1 and 2 plants, with all concessionaires, holders of permission and holders of authorization for public distribution services within the National Integrated Electric Power System – SIN. The tariff for the power plants of Angra shall be calculated considering the methodology of “cost per service with transfer of all identified costs considered prudent by ANEEL1.

Angra nuclear power plants are thermal based, with a practically fixed generation. The technology demands a stoppage for refilling fuel with fuel exchange, concurrently to which maintenance, tests and periodic inspections required under the technical specifications are carried out. This lasts approximately 1.5 months per year. The calculation of the “Angra quotas” considers the annual stoppages in the amount of expected power and the annual payment is made in twelve equal installments.

Submodule 6.7 of PRORET, revised under normative resolution ANEEL No. 838, dated December 26, 2018, sets forth the proceedings adopted for the calculation of the trading of electric power revenue arising from the power generation Centrals Angra I and II.

The following mechanisms are defined for the modification of the power sales revenue:

  Periodic revenue review: periodic revenue review carried out every five years, during which the revenue of Angra 1 and 2 is defined based on the analysis of the economic and financial balance equation of the nuclear power generation centers, aiming to define parameters which encourage efficient methods of generation;
  Annual revenue readjustment: annual revenue readjustments, except in the year in which the review occurs. Its object is maintaining the economic and financial balance of the revenue of Angra 1 and 2, defined in the review process, through the application of the readjustment rules.

2.1.2.1.               Periodic revenue review

The sale revenue is composed by a fixed income – RF, which shall be paid monthly by the quota distributors. The fixed income of our generation centrals Angra 1 and 2 he is determined with the sum of Part A, Part B and the Adjustment Part, according to the following formula:

1 Law 12, 111/09 allows demanding additional revenue in the plants off Angra for the power generation above the physical guarantee (GF), 50% of which is to be shared among buyers. Nevertheless, the aforementioned payment of GS is not probable, Since the frequency off programmed stoppages is an obligation for nuclear technology, and the calculation of GF already considered the technological patterns of availability.

Where:

VPA: value of the Part A, R$;

VPB: value of the Part B, R$;

: adjustment part related to the cost of i associated to Angra 1 and 2, in R$, corresponding to the 12 months preceding the review proceeding; and

PIS/Cofins: sum of all the tax rate of the Social Integration Programs and Public Officer Fund Generation Programs, PIS/Pasep, and the Contribution for the Social Security Funds, Cofins.

Part A comprises the costs which, at a certain level, are not within the wheel or the control of Eletronuclear, particularly those related to the use and connection of the transmission systems, use and connection of the distribution systems, nuclear fuel acquisition, this commissioning fund and sector-specific charges.

Part B comprises the costs of its own generation activity, subject to the control and influence of management practices adopted by Eletronuclear for Angra 1 and 2, as well as the specific costs for the generation of nuclear power activity. Its amount is calculated based on the Cost of Generation associated with Angra 1 and 2, as follows:

Where:

CG: Cost of Generation considering the periodic tariff review, R$;

n: number of years of the tariff period;

i: tariff period year;

: weighted average cost of capital after taxes, in effective terms;

CAOM: Management, Operation and Maintenance Costs;

RC: capital compensation, R$; and

QRR: Regulatory Reintegration Quota, R$.

For the determination of the Generation Costs, it is necessary to calculate the annual value of the Management, Operation and Maintenance costs, capital compensation and Regulatory Reintegration Quota.

The Capital Compensation depends on the Regulatory Compensation Basis and the cost of capital, according to the following formula:

where:

RC: Capital Compensation, R$;

i: tariff period year;

BRRI: Net Regulatory Compensation Basis, R$;

RGR: negative balance of the General Reversal Reserve – RGR, R$;

: weighted average cost of capital before taxes; and

: Cost of Capital of RGR

The Regulatory Reintegration Quota (QRR) corresponds to the port which considers the depreciation and amortization of investments made and aims to restore the assets related to the service provision during its useful life.

where:

QRR: Regulatory Reintegration Quota, R$.

i: tariff period year;

BRRb: Gross Regulatory Compensation Basis, R$;

ð: average rate of depreciation of the facilities; and

Créditos PIS/Cofins: PIS/Cofins credits related to the book value depreciation, R$.

The calculation of the compensation basis will be made according to the operations occurred (additions, write-offs and depreciation) and the corresponding updates since the entry into commercial operation of Angra 1 and 2. The calculation of the compensation basis shall take into account the operations occurred during the last review cycle.

Operations occurred, as well as initial balance of the assets, shall be updated according to the variation of the IPCA, between the first accounting entry and the date of revenue review in national currency.

The effects of the accumulated depreciation between the date of entry into operation and the periodic revenue review shall be considered for the calculation of the compensation basis.

The fixed assets arising from France of the RGR shall be compensated according to the interest rates for loans obtained by Eletronuclear with the RGR manager, reduced by the IPCA average rate in the last three years prior to the review proceeding date.

The referred interest-rate shall be calculated according to the rate of 5% per year, pursuant to Law No. five, 5.655 of 1971, increased by the weighted average management fee for the loans granted to Eletronuclear by the RGR manager.

The balance of the investments made with the financing with RGR funds shall be compensated with the cost of the loans in effective terms, since the tariff readjustments consider the monetary update of Part B; the investments made during the tariff cycle are equally updated according to inflation when they are included in the regulatory compensation basis.

The remainder company assets shall be compensated according to the regulatory cost of capital (WACC).

2.1.2.2.               ANNUAL REVENUE REVIEW

For the Annual Revenue Review, the fixed income of the Power Generation Centrals Angra 1 and 2 shall be calculated according to the following formula:

VPA: value of the Part A, R$;

VPB: value of the Part B in the previous tariff proceeding;

IA: rate obtained by the division of the IPCA rates, disclosed by IBGE, in the second month prior to the readjustment in process date and the second month prior to the tariff proceeding in the previous year date;

PIS/Cofins: tax rate of the Social Integration Programs and Public Officer Fund Generation Programs, PIS/Pasep, and the Contribution for the Social Security Funds, Cofins; and

: adjustment part related to the cost of i associated to Angra 1 and 2, in R$, corresponding to the 12 months preceding the review proceeding.

Part A is comprised by the sum of the components in the following formula:

VPA: value of the Part A, associated to Angra 1 and 2, R$;

CT: Connection and use of transmission systems costs associated with Angra 1 and 2, R$;

CD: Connection and use of distribution systems costs associated with Angra 1 and 2, R$;

CC: Nuclear Fuel Cost associated with Angra 1 and 2, R$;

ES: Sector-specific charges defined in the applicable law associated with Angra 1 and 2, R$; and

FD: decommissioning fund associated with Angra 1 and 2, R$

The values comprised by Part B must be annually adjusted by the IPCA, until the next periodic review in 2023 occurs, and so forth, in subsequent cycles.

2.1.2.3.               ANNUAL REVENUE PROJECTION

The revenue to be accrued by ELETRONUCLEAR defined by the National Electric Energy Agency, in a specific tariff process for 2021, is R$ 3.4 billion, according to the calculation made available by ANEEL, and presented in the table below:

1. PART A	1.291.866.399,98
TFSEE	8.505.206,20

ONS	258.992,52
RGR	104.429.966,78
Transportation costs	164.220.896,72
Fuel costs	827.670.000,00
Decommissioning costs	186.781.337,77
2. PART B	2.126.301.549,94
Operational costs	994.999.240,14
Capital compensation	627.928.426,60
Regulatory Reintegration Quota	503.373.883,20
3. PART A + PART B	3.418.167.949,92
4. ADJUSTMENT PART	-310.433.830,27
Adjustment part - transportation, RGR e TFSEE Adjustment part - fuel Adjustment part - other	-6.504.528,47 -303.929.301,80 0,00
5. PIS/COFINS	316.766.287,68
6. FIXED INCOME	3.424.500.407,32
7. ESTIMATED TARIFF - (R$/MWh)

Periodic review processes occur at intervals of 5 years; the next processes will occur in cycles: 2023, 2028, 2033, 2038 and 2043, since the concession extension of Angra I will last until 2044.

2.1.2.3.1.           part A projection

Electric Power Services Inspection Fee – TFSEE

As defined by Sub-module 5.5 of PRORET, all generation projects, regardless of their exploration regime (public service or PIE) must collect TFSEE, except for CGHs, as they only have registration with ANEEL.

The Electronuclear calculation performed is the estimated annual Part B value multiplied by 0.4%.

ONS Fee

The ONS Associative Contribution is charged to power generators, transmission players and to consumers. This contribution is calculated based on an estimated annual budget made by the ONS, which must be divided using different weights for each paying category.

The estimated amount to be paid by Power Generators must be calculated for each generator by its proportion of Installed Capacity over the total value of capacity registered in the ONS.

The assumption adopted for the coming years is to update the current annual contribution by the Brazilian inflation index IPCA, proportional to installed capacity.

RGR

The RGR is a charge of the Brazilian electricity sector paid monthly by energy generation, transmission and distribution concessionaires. Created in 1957, via the Decree No. 41,019, the Global Reversion Reserve Account finances improvement and expansion projects for companies in the energy sector.

The coverage relating to RGR quotas for the year 2020 considered the amounts contained in Decision No. 2,190, dated August 8, 2019. However, due to the issuance of Decision No. 2,403, dated August 14, 2020, which changed the value of these quotas, a negative financial amount of BRL 4,707,383.65 was formed, for prices of December 2020, to be considered in the Adjustment Part to be offset in 2021. Since the value defined for the RGR in 2021 was R$ 104.4MM, we understand the best assumption updating it by the IPCA, in proportion to the installed capacity.

Transportation Costs

Connection and transmission system use costs

The costs with the use of the transmission systems refer to the amounts paid to the Transmission Companies, pursuant to the Contract for the Use of the Transmission System – CUST entered into with the ONS, for the access to the SIN transmission network. For purposes of calculating this cost associated with Angra 1 and 2, the Transmission System Usage Tariffs - TUST defined in REH No. 2,726/2020, and the Transmission System Use Amounts - MUST in force under the Amendment No. 07 to

CUST No. 089/2002. The use of the indicated values corrected for inflation, proportional to the installed power of the plants, is recommended.

The cost of connection to the transmission system refers to the exclusive use of Other Transmission Installations – DIT that are not part of the Basic Network and belong to the transmission companies. Its values are established by ANEEL and, for the current cycle, were approved by means of REH nº 2,725/2020. The use of the indicated values corrected for inflation, proportional to the installed power of the plants, is recommended.

Connection and use of distribution system costs

Costs with the use of distribution systems refer to amounts paid to distributors, pursuant to the Distribution System Usage Agreement – CUSD entered into with the electricity distribution concessionaires. For purposes of calculating this cost associated with Angra 1 and 2, the Tariffs for Use of the Distribution System - TUSD defined in REH No. 2,666/2020, the Amounts for Use of the Distribution System - MUSD in force in the CUSD executed between Eletronuclear and Enel Distribuição Rio. The use of the indicated values corrected for inflation, proportional to the installed power of the plants, is recommended.

Fuel costs

Submodule 6.7 of PRORET sets forth that Eletronuclear shall present the estimated nuclear fuel cost for the readjustment year based on the values corresponding to the to the annual events contractually scheduled with Indústrias Nucleares do Brasil – INB in the schedule of recharges of Angra 1 and Angra 2. This estimate was sent by letter ACM.O-006/20, and totals R$ 827,670,000.00.

Also pursuant to PRORET, adjustments in the fuel cost actually carried out and the coverage given in the previous process were calculated, according to values validated by the SFF. This calculation considered payments for the year 2020. This adjustment totaled a negative amount of R$303,929,301.80.

The assumption adopted for the coming years is to update these values with the following proportion:

IGP-DI	EURO	DOLLAR
62%	33%	5%

Decommissioning Fund

The Decommissioning Fund is the coverage given to the formation of the financial fund necessary for the decommissioning of Angra 1 and 2 Power Generation Plants after their respective shutdowns.

Based on the total estimated resources for the decommissioning of Angra I and II, the coverage to be granted in 2021 was calculated for the composition of the fund, which considered the estimated remaining useful life of the plants, the tariff coverage previously granted, the return of 2% per year until the estimated deadline in 2033 and an average exchange rate value of R$ 4.23, according to procedures established in PRORET Sub-Module 6.7. Thus, the 2021 decommissioning fund portion was set at R$ 186,781,337.77.

Funds required for the decommissioning
Power Plant	US$	R$
Angra I	601,211,984.00	2,540,951,980.45
Angra II	708,292,836.00	2,993,516,650.14
Total	1,309,504,820.00	5,534,468,630.59

2.1.2.3.2.           part b projection

Capital compensation

The Capital Compensation – RC corresponds to the compensation for the investments made by Eletronuclear related to Angra 1 and 2 nuclear centrals. The Capital Compensation depends fundamentally on the Regulatory Compensation Bases and the cost of capital. In the last periodic review proceeding of 2018, the values of the RC were:

Description	2018 review (re: dec-2018)
Total Net Compensation Basis	6,495,713,741
Other investments RGR Balance	306,164,000
Real WACC before taxes	7.16%
Other Investments RGR Rate	1,80%

The parameters for the WACC are defined in Sub-module 12.3 of PRORET, and the resulting effective WACC is 6.96% before taxes, to be considered as a premise in the next review processes.

The capital installments financed with funds from the RGR will be compensated at the rate of the loans taken by Eletronuclear with the manager of the RGR, 1.80% per year in real terms.

Operational Costs

For the purposes of the Eletronuclear tariff review, operating costs are defined as the costs of Personnel, Materials, Third-Party Services and Other Operating Costs – PMSO. These costs are, by their nature, the most manageable by companies.

As explained by ANEEL in its last tariff review process, there was no expansion of the plant’s installed capacity, and it understood that there are no grounds for large variations in operating costs. Therefore, the methodology used in the previous review is maintained and the lowest cost observed in the period, which occurred in 2006, is considered as a reference in the calculation, which reached the amount of R$ 994,999,240.14, at estimated prices in December 2021.

Regulatory Compensation Basis

For the definition of BRR, the approach adopted for the distribution and transmission concessionaires of electric energy will be used. The compensation basis approved in the previous periodic review will be shielded. Shielded Basis is understood as the amounts approved in previous cycles, associated with assets in operation, excluding operations that have taken place (write-offs and depreciation) and including the respective updates. The book values for incremental investments occurred between the previous and current base date, which will be updated by the IPCA, shall equally be taken into account. In its last periodic review process 2018, the values referring to the Remuneration Basis were:

Description	2018 review (re: dec-2018)
Gross Compensation Basis	15,436,623,295
Accumulated depreciation	-8,940,909,553
Total Net Compensation Basis	6,495,713,741
Other Investments RGR Balance	306,164,000
Depreciation Rate	3.26%

As stated in Memorandum No. 554/2018-SFF/ANEEL, dated October 12, 2018, the definitive value of the average depreciation rate to be used in the calculation of the revision of Eletronuclear’s revenue is 3.26%, and should be adopted as a premise in the next revisions.

For incremental investments, three distinct treatments must be adopted. For the 2018-2020 cycle, the incremental investments provided for in the last periodic review were considered, which amount to BRL 38,541,090.49 annually, with a base date in December 2018, for the 2021-2030 cycle, the investments provided for in the business plan provided by Eletronuclear should be considered, and for the period between 2031 and the end of the authorizations, the investment forecast in the CAPEX section must be considered, according to informed benchmarks.

Para os investimentos incrementais devem ser adotados três tratamentos distintos. Para o ciclo 2018-2020 foram considerados os investimentos incrementais previstos na última revisão periódica R$ 38.541.090,49 anuais, com data base em dezembro de 2018, para o ciclo 2021-2030 deve se considerar os investimentos previstos no plano de negócios fornecidos pela Eletronuclear, e para o período entre 2031 e o fim das autorizações deve-se considerar o investimento previsto na seção de CAPEX, conforme benchmarks informados.

2.1.2.3.3.           PIS/COFINS AND R&D

No R&D payment by Eletronuclear for the exploitation of the thermonuclear power plants is expected.

The constant rates of PIS and COFINS are 1.65% and 7.6%, calculated upon income. There is also the possibility of PIS and COFINS tax credits, at their same rates.

Tax	Rate
PIS	1.65%
COFINS	7.60%

Currently, there are divergences[2] within the Brazilian Federal Revenue Service - RFB in relation to the correct understanding of the costs of companies in the energy sector that are subject to PIS and COFINS credit. However, some of the items that are accepted:

2 Nevertheless, there are no relevant divergences for Eletrobras. Therefore, they were not tackled in this report.

•	Electricity acquired for resale - Electricity acquired for resale conforms to the item “goods acquired for resale”, present in articles 3, items I, of Laws No. 10.637/02 and nº 10,833/03;
•	Materials (goods and services used as inputs in the production of goods and in the provision of services) - Credits referring to "inputs" are covered by articles 3, items II, of Laws No. 10,637/02 and No. 10,833/03, which indicate as creditable the expenditure referring to “goods and services, used as input in the provision of services and in the production or manufacture of goods or products intended for sale”;
•	Materials and maintenance services for electrical systems – These are expenses with the acquisition of parts to be used in the company's electrical system, directly in the power generation as well as in the provision of maintenance services for these systems;
•	Charges for the use of the transmission system - the PIS/COFINS legislation allows the credit of expenses related to the acquisition of goods and services applied or consumed in the production of other goods and in the provision of services. Thus, the amounts paid by companies as charges for the use of the transmission system, if they correspond to the consideration for the service for using the networks, will confer the credit of the contributions as "inputs". This, in fact, is the orientation expressed by the RFB, through the General Taxation Coordination (COSIT - OS Cosit Nº 60);
•	CAPEX - The PIS and COFINS legislation allows the credit of expenditure on machinery, equipment and other goods incorporated into fixed assets, for use in the production of goods intended for sale or in the provision of services. Such is provided for in Article 3, item VI, of Law No. 10,637/02. This assumption must be included in the DCTF (Declaration of Federal Tax Credits and Debts), where the Internal Revenue Service checks the taxes and contributions that are made by the projects, in addition to the amounts that were used for their settlement, but we were unable to project this item. Due to materiality, it is possible to apply the Pis/COFINS rate on the total CAPEX according to the depreciation terms.

Despite the divergences3 discussed by the RFB in each case, we understand that the PIS and COFINS credit can and should be applied to those inputs directly linked to the

3 Entretanto, para a realidade da Eletrobrás não existem divergências relevantes. Sendo assim, não foram consideradas no relatório.

company’s core operation, such as MSO, which we apply in their entirety for modeling purposes as a market practice, and can then be used regarding the costs identified and presented below:

• MSO Costs – Materials, Services and Other Costs;

• Transport Costs – Connection and usage charges (TUST and TUSD);

• Energy purchased at ACL;

• CAPEX - On depreciation.

2.1.3.    Costs

2.1.3.1.               operational expenses and costs – PMSO

To estimate the costs and expenses of Eletronuclear plant below, historical data from the period 2018 to 2020 were used.

For the analysis of historical years, the actual values on the base date of Dec/2020 were considered. For this purpose, we updated the historical values by the inflation calculated by the IPCA for each period.

We mapped out and analyzed the accounts, whose respective balances are linked to the company's PMSO, as they are related to our scope for preparing assumptions and projections.

For purposes of MSO projection, we indicate the average of the values in real terms made by Eletronuclear in the last three years per MW of installed capacity.

For the projection of personnel costs and expenses, we recommend the use of the amount realized in 2020 in real terms made by Eletronuclear per MW of installed capacity, since the company has undergone an employee termination incentive program in recent years.

We understand that, in the specific case of Eletronuclear, the adoption of past costs is more appropriate than a sector benchmark, since the company will remain under state control after the restructuring.

2.1.3.2.               INTERNAL USage

Com base no plano de negócios fornecido pela Eletronuclear deve-se considerar o montante de consumo interno de Angra I e Angra II o valor anual de 919.800 MWh.

2.1.3.3.               Unavailability rate

Based of NEWAVE deck as of September 2021, the unavailability rate to be taken into account is:

  Angra I - TEIF 2,79% - IP 10,33%
  Angra II - TEIF 1,15% - IP 9,89%

2.1.4.    Investments – Capex

Extension

Eletronuclear has installed capacity preservation initiatives, promoting the extension of the Angra 1 license for another 20 years, building the Dry Storage Unit – UAS, in response to the risk of depletion of spent fuel pools of Angra 1 and Angra 2.

As provided by the company, the investment values in reais in nominal values, for the years between 2021-2030, referring to the construction of the Dry Storage Unit – UAS are:

	2021	2022	2023	2024	2025
Dry Storage Unit - LTO	45,637,000.00	288,282,000.00	579,705,000.00	641,851,000.00	574,022,000.00
Dry Storage Unit - UAS	64,022,755.81	-	-	-	-

	2026	2027	2028	2029	2030
Dry Storage Unit - LTO	463,094,000.00	345,938,000.00	104,844,000.00	46,708,000.00	37,764,000.00 0
Dry Storage Unit - UAS	-	-	-	-	-

Maintenance

The Maintenance CAPEX assumptions for the Eletronuclear Plants underwent a detailed analysis in order to use a simple concept to formulate the operating cost, and after the analysis of the characteristics of the plants, two distinct methodologies were created. According to values provided by the company under to its business plan, which establishes the nominal values, in reais, of continuous improvement in the maintenance and performance of generation assets for the period between 2021 and 2030:

For the period after 2030, international benchmarks were sought in order to seek efficient maintenance costs. efficiency of comparable power plants. For the Angra I plant, the study of Nuclear Costs in Context 2020 was used as a reference, prepared by NEI (Nuclear Energy Institute), the organization responsible for the policy of the nuclear technology industry in the United States. The study collects data from American plants in operation with the intention of carrying out comparative benchmarking of costs between operators of nuclear power plants. As the majority of the considered plants’ technology is similar to Angra I, with over 40 years of operation and their concessions were renewed for another 20 years, we believe they are a good guide for the projection, and the estimated value of generated energy is US$ 7.81/MWh, for the currency reference year of 2019. For the Angra II plant, which is a newer plant and uses technology different from Angra II, the average cost of similar plants in Germany was used for comparison, in plants with two reactors or more as disclosed by the Federal Secretariat for the German Government’s Nuclear Waste Management Security (Bundesamt für die Sicherheit der nuklearen Entsorgung - BASE), with generated power estimated value of US$ 3.53/MWh of, for the currency reference year of 2019.

2.1.5.    Depreciation and amortization

Fixed Asset

Depreciation rates were based on Eletronuclear’s financial statements. The corporate rates establish that the asset is depreciated according to its useful life, thus we find that the Agent recognizes the depreciation in accordance with OCPC 05 - Concession Agreements - guidance approved by the CPC.

As taxas de depreciação foram baseadas nas demonstrações financeiras da Eletronuclear. As taxas societárias estabelecem que o bem seja depreciado de acordo com a sua vida útil, desta forma constatamos que o Agente efetua o reconhecimento da depreciação de acordo com o OCPC 05 - Contratos de Concessão - orientação essa aprovada pelo CPC.

Fixed assets	Rate % per year
In service (average rate)	3.26
Computer assets	16.67
Vehicles	14.29
Administrative Assets	6.25

The annual rates of depreciation are determined in table XVI in the annex to ANEEL Normative Resolution No. 674 dated August 11, 2015 (DOU of August 18, 2015, and December 7, 2015, rectification) and in ANEEL Normative Resolution No. 529 of 21st of December 2012 (DOU of December 28, 2012): 3.26% per year the average rate for fixed assets in service at the Angra 1 and 2 Power Plants; 16.67% for computer assets; 14.29% for vehicles and 6.25% for other assets used administratively.

ANNEX 1 - MACROECONOMIC ASSUMPTIONS

The table’s reference is the macroeconomic analyzes of Banco Santander Brasil S.A. (August/2021) that were used for the projections in the flows of revenues, costs and expenses.

Economic variables	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
GDP - effective growth	1.5%	2.0%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
IPCA-IBGE	6.7%	4.0%	3.3%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
IGP-M	19.8%	5.2%	3.3%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
CDI	6.9%	6.9%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Exchange rate - R$/US$	5.05	5.55	5.20	5.00	4.80	4.85	4.89	4.94	4.99	5.04
Economic variables	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
GDP - effective growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
IPCA-IBGE	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
IGP-M	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
CDI	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Exchange rate - R$/US$	5.09	5.14	5.19	5.24	5.29	5.34	5.40	5.45	5.50	5.56

STRICTLY CONFIDENTIAL MATERIAL

BNDES - National Bank for Economic and Social Development

Economic and Financial Analysis Report Eletrobras Termonuclear S.A. – Eletronuclear

October 2021

Agenda

Important Notice ____ 3

1. Introduction and scope of the work ____ 7
2. Overview of Eletronuclear ____ 10
3. Main Operational and Financial Premises ____ 12
   3.1. Premises Regarding Angra III ____ 18
4. Projections Summary ____ 21
5. Summary of the Economic and Financial Analysis ____ 34
6. Discount Rate and Comparable Companies Overview ____ 40

Schedule 1 – Quarterly Outputs ____ 46

Schedule 2 - Universe of Previous Transactions selected ____ 68

Schedule 3 – Official Documents ____ 71

Schedule 4 – Betas of Companies with Thermonuclear Generation Listed ____ 74

BR PARTNERS

2

Classificação: Confidencial

Analysis Report - Electronuclear Assessment

Important Notice

Important Notice

- BR Partners Assessoria Financeira Ltda. ("**BR Partners**") was hired by the National Bank for Economic and Social Development – BNDES ("**BNDES**" and, jointly with BR Partners, the "**Parties**"), pursuant to the Service Agreement entered into among BNDES and BR Partners on July 8, 2021 and Service Order AED DEPRO1 No. 009/2021, of July 23, 2021 ("**Agreement**"), to prepare an independent external report, in presentation form, having as its object an economic and financial analysis of Eletrobras Termonuclear S.A. ("**Eletronuclear**").
- This material is composed exclusively of the presentation of an economic and financial analysis of Eletronuclear and a financial model ("**Material**").
- This Material was hired in the context of the potential privatization of Eletrobras ("**Operation**" or "**Offer**") and refers to the delivery of "Service A", Product 2 - Phase 1, according to the specifications contained in the BASIC PROJECT and the proposal presented by BR Partners, respectively, Schedule I and II of the Agreement. Thus, this Material was prepared by BR Partners so that BNDES can use them solely and exclusively to assess the Transaction and support the subsequent steps of the process that will define the transaction's structure, including the corporate reorganization to be carried out under the Operation.
- This Material is exclusively intended for BNDES' Execution team, which will be able to share it with federal agencies with competence related to the Operation and with Eletrobras and its shareholders. This Material shall not be reproduced, distributed or transmitted, in whole or in part, to any third party, without the prior written authorization of BR Partners, except if required by legal determination or order of a judicial authority or by the supervision and control federal bodies and other competent federal agencies, and provided that disclosure is restricted to the minimum information necessary to meet the aforementioned requirement.
- For all purposes, the date of this Material is October 13, 2021 ("**Delivery Date**"). Any changes in the information and documents used by BR Partners, as well as in market conditions and/or premises, occurring after the Delivery Date may affect the conclusions of this Material.
- BNDES and third parties that may have access to the Material, including Eletrobras, its shareholders and federal agencies, must carry out their own analyses on the suitability, risk and convenience of the Transaction and must consult their own legal, financial, regulatory, tax, accounting or any other advisors it deems necessary to form its own understanding of the Material and any aspect or implication of the Transaction. BR Partners and its representatives are not and cannot be in any way responsible or liable for any decision taken by the shareholder(s) and/or manager(s) of BNDES and/or their respective advisors regarding the Transaction.
- All data contained in this Material, including, without limitation, estimates and projections, were and/or will be (and should be considered as such) always those used, supplied, validated, confirmed or in any way guided by BNDES, including upon inputs produced by other service providers hired by BNDES in the context of the Transaction, especially the Nova Eletrobras Consortium and/or public information obtained from sources considered reputable by BR Partners, and reflect the best assessment of BNDES and its management of Eletronuclear, as being the most suitable to guide and support the work of BR Partners in the preparation of the Material.

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Classificação: Confidencial

Important Notice

- BR Partners received directly from BNDES and from BNDES' technical team information, confirmations, documents and answers to questions asked by BR Partners, including, without limitation, the Report of Premises for Financial Modeling of Eletronuclear prepared by Nova Eletrobras Consortium, dated October 9, 2021, which were preponderantly and decisively used in the preparation of the Material (collectively, the "Inputs"). BR Partners emphasizes that it has not had any type of interaction or contact with Nova Eletrobras Consortium and/or any of its consortium members that have not been intermediated or counted on the participation of BNDES, nor has it reviewed or been asked to review any of the Inputs, the premises used and/or the information based on which they were prepared.
- BR Partners has not carried out and has not been asked to carry out any independent verification, audit or due diligence regarding the accuracy, veracity, completeness and up-to-dateness of such data and information provided to it by BNDES and/or its service providers, especially the Inputs elaborated by Nova Eletrobras Consortium. It was also not the object of an assessment by BR Partners and, in any case, BNDES did not ask BR Partners to (1) assess any other asset (i.e. land, equipment, inventory, etc.) of Eletronuclear and, additionally, (2) use any other valuation methodology used by Eletronuclear in preparing the Material in addition to the "discounted cash flow method for the firm".
- As provided for in the Agreement, BNDES requested the "discounted cash flow method for the firm" to be used as the calculation methodology to be used in the preparation of the Material, and, for that, BR Partners based itself exclusively on the premises contained in the Inputs and other information received from BNDES and Eletronuclear, as well as financial and public market information obtained from sources considered reputable by BR Partners.
- Any estimates and projections about Eletronuclear included in this Material are necessarily based on assumptions regarding future situations that may not materialize. These premises may (or may not) be correct and there is no guarantee that such projections will actually materialize, in whole or in part.
- BR Partners makes no representation or warranty, express or implied, regarding the accuracy, veracity, completeness or sufficiency of any data, information, budget, estimate, forecast or projection contained or omitted from this Material or any other material or source, oral or written, which has been transmitted to it by BNDES, its representatives or other service providers hired by BNDES, about the Transaction, for the preparation of this Material. Therefore, BR Partners cannot be held responsible in any way for such data and information.
- BR Partners undertakes no obligation to provide BNDES with any additional information, update this material or correct any inaccuracies that may be found in any information contained herein, except with regard to compliance with the terms of the Agreement.
- The delivery of this Material to BNDES cannot be considered as an indication that there have been no changes in Eletronuclear's business/operations since the Issuance Date.

BR PARTNERS

5

Classificação: Confidencial

Important Notice

- Exclusively regarding the Angra III asset, the valuation of this asset made by BR Partners reflects all the information and calculation methodology received by BR Partners in accordance with what is set forth in the Agreement. The asset value presented in this Material does not necessarily represent BR Partners' view of asset value. The value of the Angra III asset is based on and is materially dependent on the value defined as the energy price for Angra III ("Tariff Price"). The Tariff Price is the object of studies by the BNDES' technical team, which until the Delivery Date were not concluded by BNDES. It is not BR Partners responsibility, nor is it part of the hired scope, the studies related to the Tariff Price. Thus, the value of the Angra III asset may undergo substantial changes after the conclusion of the BNDES studies and BR Partners cannot be held responsible for such change, nor does it undertake any obligation to update the Material after the conclusion of said studies.
- Ultimately, ownership of this material will be governed by the terms of the Agreement.

BR PARTNERS

6

Classificação: Confidencial

BR PARTNERS

Analysis Report - Electronuclear Assessment

1. Introduction and scope of the work

Presentation of the work

BR Partners was hired by BNDES to prepare an independent external report covering Eletronuclear's economic and financial analyses

- BR Partners Assessoria Financeira Ltda. ("**BR Partners**") was hired by the National Bank for Economic and Social Development – BNDES ("**BNDES**" and, jointly with BR Partners, the "**Parties**"), pursuant to the Mandate Letter, dated July 8, 2021 ("**Agreement**"), to prepare an independent external report, in the form of a presentation, whose object is an economic and financial analysis on Eletrobras Termonuclear S.A. – Eletronuclear ("**Eletronuclear**") ("**Relatório**")
- This Report was hired in the context of the potential privatization of Eletrobras ("**Operation**" or "**Offer**") and refers to the delivery of **"Service A", Product 2 - Phase 1**

- The following document was drafted based on the Information Sources referred to in the Important Notice section of this Report, and is subject to the restrictions of use and limitations described therein and is addressed exclusively to BNDES
- BNDES requested that this Report be carried out with information made available by Serviço B – (20211009_PRODUTO 3_Relatório Eletronuclear – Premissas) ("Premises Report" or "Service B") and other publicly available information, and additional information requested by BR Partners was also shared

- The analysis herein contemplated involves:
  - i. Presentation of the analyzed Asset;
  - ii. Analysis of Comparable Companies in the Market;
  - iii. Definition of the Asset Discount Rate for valuation by Discounted Cash Flow ("WACC");
  - iv. Discounted Cash Flow Assessment to the Firm;
  - v. Valuation Summary

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8

Classificação: Confidencial

Presentation of the work

Context

- The economic and financial assessment of Eletronuclear takes place within the scope and context of the privatization process of the company Centrais Elétricas Brasileiras S.A. (Eletrobras)
- According to Law No. 14,182/2021, which provides on the matter, the privatization is subject to corporate restructuring to maintain under the direct or indirect control of the Union, companies, facilities and holdings, held or managed by Eletrobras, specifically Eletronuclear and Itaipu Binacional
- Eletronuclear's Restructuring must guarantee that the Federal Government holds – directly or indirectly – shares that guarantee its power to control Eletronuclear. Such Restructuring can be carried out by means of the purchase and sale of shares issued by Eletronuclear between the Federal Government or the New State Company and Eletrobras, as well as by means of a capital increase of Eletronuclear, subscribed and paid in by the Federal Government (or New State Company)
- Thus, for the aforementioned process, it is necessary to carry out the economic and financial assessment of Eletronuclear in order to appraise the company and its respective operational assets Angra I and Angra II, and Angra 3 ongoing projects
- It is noteworthy that, regarding Angra 3, the works followed specific rites described in section 3.1. of this material

BR PARTNERS

9

Classificação: Confidencial

Analysis Report - Electronuclear Assessment

2. Overview of Eletronuclear

Eletronuclear

Eletrobras Eletronuclear

Company Overview

- Eletrobras Eletronuclear was created in 1997 with the purpose of operating and building thermonuclear plants in Brazil
- As a subsidiary of Eletrobras, it is a partially government-owned company and is responsible for the generation of approximately 3% of the electricity consumed in Brazil
- Power plants currently in operation:
- Angra 1, with generation capacity of 640 megawatts and Angra 2, of 1,350 megawatts. Angra 3 (under construction) is expected to generate 1,405 megawatts. All are located at the Central Nuclear Almirante Álvaro Alberto – CNAAA, in Angra dos Reis (RJ)

Timeline

- **1997** – **Eletronuclear** is created to operate and build **Thermonuclear Plants**
- **2001** – **Start of commercial operation** in **Angra 2** (which had started to be built in 1981)
- **2021** – Currently the plants of **Angra 1 and 2** generate 3% of the **energy consumed** in Brazil

Ownership Structure

Eletrobras

(99,91%)

Eletrobras Eletronuclear

Power plants (100% Electronuclear interest)

Angra 1	Angra 2	Angra 3[(1)]
640 MW	1.350 MW	1.405 MW

Financial Highlights

In R$ mm	2018	2019	2020	1Q21
Net Revenue	2,979	3,089	3,036	646
Growth	-	*3.7%*	*(1.7%)*	-
EBITDA	8.483	886	1.336	210
EBITDA Margin	248.8%[(2)]	28.7%	44.0%	32.5%
Net profit	7.758[(2)]	(480)	109	(117)
Net Margin	*260.5%*[(2)]	*(15.5%)*	*3.6%*	*(18.2%)*

Source: Company and market news.
(1) Under construction.
(2) Impact given by the partial reversal of the impairment and the total registration of an onerous agreement of Angra III

BR PARTNERS

11

Classificação: Confidencial

Analysis Report - Electronuclear Assessment

3. Main Operational and Financial Premises

Operational and Financial Premises

Angra I and Angra II

Scope

- The information, premises and projections used were obtained from the Information Sources referred to in the "Important Notices" section
- The projections were prepared monthly in Reais (BRL), in nominal terms, with a perspective from 2021 to 2045
- The starting point for all calculations takes into account the audited information of Eletronuclear on March 31, 2021

Macroeconomic Scenario

- Macroeconomic premises, used in Angra I, II and III, according to BACEN and Bloomberg projections, on October 10, 2021:

Macro	2021	2022	2023	2024	2025	(...)	2030	(...)	2035	(...)	2040	(...)	2045
IPCA	8.61%	4.24%	3.35%	3.17%	3.14%	...	3.14%	...	3.14%	...	3.14%	...	3.14%
IGPM	17.57%	5.24%	4.06%	3.98%	3.87%	...	3.87%	...	3.87%	...	3.87%	...	3.87%
CDI	7.88%	8.89%	6.39%	5.89%	5.89%	...	5.89%	...	5.89%	...	5.89%	...	5.89%
US$ (real terms)	5.23	5.27	5.08	5.05	5.05	...	5.05	...	5.05	...	5.05	...	5.05
Euro (real terms)	6.07	6.17	5.99	5.99	8.9	...	8.9	...	8.9	...	8.9	...	8.9
CPI	2.2%	1.6%	1.5%	1.50%	1.50%	...	1.50%	...	1.50%	...	1.50%	...	1.50%

Characteristics of the Plants

Second report of the Technical Advisor, section 7.1.2:

- Angra I and Angra II are Eletronuclear Generation assets in the operational phase
- End of authorization: January 2045 for Angra I (considers the extension of the asset's useful life) and September 2040 for Angra II as per the assumption indicated by the Technical Advisor in item 2.1.1. Premises Report
- Installed capacity reflects Ratification Resolution No. 2,821 (Dec/15/20) and remains unchanged throughout the concession period as indicated by the Technical Advisor
  - Angra I: 640.0 MW
  - Angra II: 1,350.0 MW
- Physical Guarantee, reflects Ratification Resolution No. 2821 (Dec/15/20) and remains unchanged for the entire concession period as indicated by the Technical Advisor
  - Angra I: 509.8 MW
  - Angra II: 1,204.7 MW
- TEIF + IP unavailability as defined in item 2.1.3.3. of the Premises Report:
  - Angra I: 13.1%
  - Angra II: 11.0%
- Angra III is in a pre-operational stage, with a capacity of 1,405 MW, and was evaluated following the evaluation method described in section "3.1 Premises Regarding Angra III", therefore, it is not considered in the operational projections of this section

Source: BNDES - Premises Report, BNDES - Complementary Worksheets of the Technical Report, Public Information, BACEN, ANEEL

BR PARTNERS

13

Classificação: Confidencial

Operational and Financial Premises (cont.)

Angra I and Angra II

Energetic balance

- According to section 2.1.2 of the report provided by the Technical Advisor, the Thermonuclear Plants Angra I and Angra II operate under a quota regime, with a hired volume equivalent to the actual generation observed (Effective Generation = Physical Guarantee – Losses). This way, there is no energy deficit or surplus within the projection horizon, as no additional operational shutdowns or unavailability are foreseen, which are already reflected in the Generation Revenue ("RAG") - Quota Revenue
  - Effective generation Angra I = 509.8 * (1 – 13.1%) = 443 MWm
  - Effective generation Angra II = 1,204.7 * (1 – 11.0%) = 1,072 MWm

Gross Revenue

- According to sections 2.1.2 and 2.1.2.1 of the report provided by the Technical Advisor, Thermonuclear Power Plant Eletronuclear's Generation Revenue is equivalent to the fixed annual revenue defined by ANEEL in a specific tariff process, segregated between periodic review and annual review
  - **Periodic review** takes place at five-year intervals, the next review processes will take place in: 2023, 2028, 2033, 2038 and 2043 as indicated in the Technical Report in item 2.1.2.3, it is mentioned that the last review took place in 2018
    - The periodic review process is done through the calculation of revenue, which is composed of the installments A, B and the Adjustment Installment, and were projected according to the premises described in the Technical Report (1):
      - **Installment A:** Considers the costs of transport, purchase of fuel and sector charges, citing the Technical Report "comprises the costs that, to a certain extent, are beyond the control or management of Eletronuclear, in particular those related to the use and connection to systems of transmission, use and connection to distribution systems, acquisition of nuclear fuel, decommissioning fund and sector charges.", it is noted that for the aforementioned exercise of this report, additional contributions to the decommissioning fund are not considered, this is due to the new projection received from Eletronuclear with an expected demobilization of Angra I only in January 2045, thus creating a surplus value to the value defined today for the respective fund, such premise was widely discussed between the teams of this evaluation and the BNDES Technical Operational Team, which is understanding what best reflects the correct value for the construction of Installment A. The projection of the Installment A components follows item 2.1.2.3.1. of the Premises Report, unless described previously.
      - **Installment B:** Considers the Cost of Management, Operation and Maintenance ("CAOM"); Capital Remuneration ("CR"); and the Regulatory Reintegration Quota ("RRQ"), citing the Assumptions Report "Installment B comprises the costs of the generation activity, subject to the control or influence of the management practices adopted by Eletronuclear for Angra I and II, in addition to costs specific to the activity of nuclear-electric generation.".
      - **Adjustment Installment:** considers the adjustments of Installments A and B in the subsequent cycle to the review. As throughout the projections there are no adjustments or mismatches between the projected vs. performed values, the adjustment installment has a value of zero
  - **Annual review** takes place annually between the Periodic Review years. The value of Installment A remains the sum of the components listed above and calculated on an annual basis, and the Value of Installment B must be annually corrected by the IPCA, until the next periodic review.

Source: BNDES – Premises Report, BNDES - Complementary Worksheets of the Technical Report, Public Information

(1) It is noteworthy that the premises provided by the technical advisor are similar to those of SUBMODULE 6.7 of PRORET, but this assessment was not carried out to validate or audit the technical advisor's material, with the Premises Report being the base material to support this Report

BR PARTNERS 14

Classificação: Confidencial

Operational and Financial Premises (cont.)

Angra I and Angra II

Deductions

- Revenue deductions, as per premises provided by the Technical Advisor in section 2.1.2.3.1. and public information:
  - PIS: 1.65% throughout the projection – Real Profit
  - COFINS: 7.6% throughout the projection – Real Profit
  - RGR: BRL 104.4 mm/year in 2021, annually adjusted for the IPCA throughout the projection, and following the power ratio of the plants
  - TFSEE: 0.4% of the value of Installment B

Sector Charges

The Costs with Sectoral Charges have been projected as follows, as provided by the Technical Advisor in section 2.1.2.3.1.:

- TUST: Considers a tariff of BRL 6,287/MW installed in the 2021-2022 cycle, adjusted for the IPCA at each projected cycle and follows the proportion of installed power
- TUSD and Connection Charges: As calculated in the last tariff review updated by IPCA in the projection and following the proportion of installed power
- NOS Contributions: Considers an annual tariff of R$258.9 thousand per year in 2021, corrected to IPCA in the projection and follows the proportion of installed power

Operating Costs and Expenses

As indicated by the Technical Advisor, operating costs and expenses comprise: Personnel, Materials, Fuel, Services and Others. They were designed as follows:

- **Personnel Costs and Expenses**: Projected considering the value observed in the year of 2020 and the IPCA growth over the period, only the year 2020 was considered "since the company has gone through employee termination incentive programs in recent years", and reductions are carried out proportional to the reduction of installed capacity, methodology indicated in item 2.1.3.1. Premises Report
- **Fuel Cost:** Considers the value indicated by the technical advisor of R$ 827,670,000.00 (item 2.1.2.3.1) corrected by: (i) 62% IGP-DI; (ii) 33% EURO; and (iii) 5% dollar
- **MSO (Materials, Services and Others[1]):** Projected based on the average of the values in real terms realized by Eletronuclear in the last three years per MW of capacity - assumptions follow the methodology suggested by the Technical Report (2.1.3.1)
- **Provisions for post-employment benefits:** balance composition of the private pension fund, in the amount of 100% of the annual CDI, applied on the liability base existing in 1Q21 (Audited Financial Statement), following the same rational until the end of the projection
- **Demobilization obligations**: it does not occur within the horizon of disbursement projections for addition to the existing base, as the value of the obligation basis to the current demobilization is sufficient following the accounting criteria. The effective demobilization at the end of the concession takes place at a value and time according to the premise shared by Eletronuclear
- **Provision for Termination Incentive Plan**: composition of the balance to the private pension fund, in the amount of the annual CDI of the existing liability base in 1Q21 (Audited Financial Statement) until the end of the projection, concluded in Dec/2022, according to Eletronuclear's premise
- **PCLD**: Considers the percentage of revenue observed in the last 9 quarters, seeking to avoid short-term volatility

BR PARTNERS

Source: BNDES – Premises Report, BNDES - Complementary Worksheets of the Technical Report, Public Information, ANEEL

(1) Except for the accounts described following the same section "Operating Costs and Expenses" that received specific premises

15

Classificação: Confidencial

Operational and Financial Premises (cont.)

Angra I and Angra II

Financial Result

- **Financial Income:** Represents financial income derived from income from the Company's financial investments
  - They were projected with earnings on cash at the beginning of the period of 100% of the CDI
- **Monetary Corrections:** Represent monetary corrections linked to several existing asset/liability accounts, described below
  - Income from the asset retirement fund: considers 100% of the CDI income;
  - Collateral and restricted deposits: liability update considering 100% of CDI;
  - Correction of demobilization obligation: balance update 78% to IPCA and 22% to CPI, as indicated in premises shared by Eletronuclear through BNDES; and
  - Leasing: Update of the leasing base (1Q21 audited) by IPCA
- **Financial Expenses:** Linked to existing debts, described in the Current Debts section

Taxes

IR/CSLL Incurred – Real Profit:

- Projected considering a rate of 34% on the calculation basis of operating generation after financial income and expenses, according to the real profit regime
- For the projections, the use of the balance for tax benefit of R$ 2,228 MM was also considered (according to the audited financial statement 1Q21 and other complementary information provided by Eletrobrás), reducing the calculation basis by 30%

CAPEX and Depreciation & Amortization

- Investments in fixed assets are considered throughout the projection horizon. Capex premises were informed by the Premises Report in item 2.1.3. and were segregated into two groups:
  - Range from 2021 to 2030: premises defined in R$ as indicated below in nominal terms

R$ MM	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Capex	385	689	890	968	846	742	632	394	337	329

  - After 2030: premises defined in US$ / MWh, with real values from 2019 and which must be corrected by CPI until effective annual disbursement
    - Angra I: US$ 7.90 / MWh
    - Angra II: US$ 3.57 / MWh
- Depreciation and Amortization: follows the level of depreciation and amortization currently observed for the company (and set of assets) existing and in operation, the premise was extensively discussed with the BNDES technical team to reflect the best depreciation and amortization curve throughout the projection. It is noteworthy that the observed depreciation and amortization refers exclusively to fixed and intangible assets of Angra I, Angra II and Eletronuclear. The existing assets of Angra III that are part of the audited balance sheets (1Q21) were not considered, as requested and described in section 3.1. of this Report

Source: BNDES – Premises Report, BNDES - Complementary Worksheets of the Technical Report, Public Information

BR PARTNERS
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Classificação: Confidencial

Operational and Financial Premises (cont.)

Angra I and Angra II

Working Capital

- The working capital balances of the company's balance sheet were projected based on the average working capital days of the last 4 quarters for assets and 3 quarters for liabilities, as follows:

Assets	Dias	Dias de:
Clients	43	Net Revenue
Taxes and Social Contributions - Assets	18	Net Revenue
Nuclear Fuel Supply	143	Operational Costs
Warehouse	50	Operational Costs
LP Nuclear Fuel Supply	346	Operational Costs

Liabilities	Dias	
Suppliers	256	Operational Costs
Taxes and Social Contributions - Liabilities	14	Net Revenue
Estimated Obligations	47	Operational Costs
Sector Charges	5	Net Revenue

Current Debts

- As provided by the Company and presented in the audited reports for 1Q21, the debt of Angra I and Angra II is composed of: "ELETROBRAS - RGR ECF 2278/ ECF 2507/ ECF 2579"; and "FURNAS - Instrumento de Confissão de Dívida", with balances of R$190.5MM and R$285.3MM, respectively.
- The amortization schedule provided by Eletrobras was used (below), with the cost of debt "Eletrobras" being equivalent to 5% per year, and "Furnas" equivalent to IPCA + 0.67% per month

Annual amortization(R$ MM)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Eletrobras – RGR ECF 2278/ ECF 2507/ ECF 2579	25.6	34.2	34.2	34.2	32.9	26.6	2.6	0.2	-
FURNAS - Instrumento de Confissão de Dívida	6.1	36.4	36.4	36.4	36.4	36.4	36.4	36.4	30.3

- It is noteworthy that in the said audited balance sheet 1Q21 there are debts related to Angra III in amounts greater than R$7,064MM, which were not considered for the purpose of Eletronuclear's analysis, as defined and indicated in item 3.1. of this Report

New Debts

- The new debt arrangement was created to avoid the need for short-term cash, following a similar cost of raising current debt. The arrangement is used throughout the first quarters of the projection, in order to meet short-term working capital needs, mainly impacted by the fuel supply, with no need for new debts after this period

Source: BNDES - Premises Report, BNDES - Complementary Worksheets of the Technical Report, Public Information

BR PARTNERS

17

Classificação: Confidencial

Analysis Report - Electronuclear Assessment

3.1. Premises Regarding Angra III

Operational and Financial Premises

Angra 3 (1 out of 2)

- As defined in the Agreement, the evaluation of Angra 3 must follow the "Model defined by the CPPI for the completion of Angra 3, as well as the guidelines of Law 14.120/21, among other regulations, acts and guidelines set forth by the Federal Government and supervisory bodies and regulators"

- Thus, for the valuation of the respective asset, all information, calculation methodology and indications of assumptions do not represent a vision of value built by BR Partners, but rather a reflection of the information received

- In this context, the Official Letter No. 433/2021/SE-MME stands out, where the Ministry of Mines and Energy indicates to BNDES and CNPE[1] that: "the energy price of Angra 3 to be adopted is that which, according to the studies contracted by ETN with BNDES, is sufficient to cover all construction and financing costs, considering its physical guarantee, as well as the costs of capital remuneration, tax, administrative and operational nature, which will be attributed to the end users of the SIN as provided for in art. 10 of Law No. 14.129, of 2021, subject to certain premises to be established in a CNPE Resolution, the draft of which is attached", and that the "(ii) That the price of energy in said agreement will be that resulting from the BNDES studies, as per conditions described in the first paragraph of this Office." – Attached to this Report is the full letter

- Thus, BR Partners understands that, by the Delivery Date:

  I. There is no definition of the corporate restructuring model, nor the definition of the energy price of Angra 3 ("Tariff Price") by BNDES;
  II. The respective studies continue to be the target of the BNDES' technical teams but are not expected to be finalized in order to support the analysis of this Report within the terms requested in the agreement;
  III. The Tariff Price to be applied to Angra 3 will be the one calculated by BNDES;
  IV. Said price must be calculated in such a way that the expenditures made due to Angra 3 from a respective base date are sufficient to recompose the amount spent - Concept of "zero VPL" - the tariff must fully recompose the costs on the base date defined

(1) CNPE – Conselho Nacional de Política Energética

BR PARTNERS

19

Classificação: Confidencial

Operational and Financial Premises

Angra 3 (2 out of 2)

- With a better effort to meet the demand of the agreement that requests the evaluation of Eletronuclear with the presentation of value to Angra 3, BR Partners based itself on the schedule to Official Letter 433/2021/SE-MME, to reflect the methodology defined by the President of CNPE and use this value as a reference to the current value of Angra 3, below are the parameters of the schedule ("internal draft") - Attached to this report is the complete draft

  I. Cost of equity of 8.88% per year;

  II. June 30, 2020 as the base date for the studies;

  III. The investment values for the implementation of Angra 3, carried out from the base date;

  IV. Expenditures for amortization and payment of interest on pre-existing debts;

  V. Conversion into capital of loans and Advances for Future Capital Increase - AFACs that appear in the equity position on the base date;

- **In view of (i) the non-completion of the studies contracted by ETN with BNDES regarding the energy price of Angra 3 until the Delivery Date; and (ii) that the Angra 3 Tariff Price is a substantial part of the calculation of the Angra 3 value, BR Partners presented a value for Angra 3 based on the parameters presented to BNDES/CNPE by the MME. The definition of the Tariff Price and the studies mentioned herein are not part of the scope of work and are not the responsibility of BR Partners and, therefore, the value of the Angra 3 asset is subject to change if BNDES defines in its studies a different Tariff Price from that which results in a net present value of 0 for the asset on the indicated base date. For this reason, BR Partners cannot be held responsible for the value attributed to the asset Angra 3**

(1) CNPE – Conselho Nacional de Política Energética

BR PARTNERS

20

Classificação: Confidencial

BR PARTNERS

Analysis Report - Electronuclear Assessment

4. Projections Summary

Projections Summary – Eletronuclear

Physical Guarantee (MWm)

1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715 1,715
510 510 510 510 510 510 510 510 510 510 510 510 510 510 510 510 510 510 510 510
1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205 1,205
510 510 510 510 510
510 510 510 510 510
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Angra 2
Angra 1

Effective Generation and Average Unavailability (MWm; %)

12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1% 12.1%
13.1% 13.1% 13.1% 13.1% 13.1%
1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515 1,515
1,247
443 443 443 443 443 443 443 443 443 443 443 443 443 443 443 443 443 443 443 443
1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072 1,072
804
443 443 443 443
443 443
37
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Angra 2
Angra 1
Average Unavailability

BR PARTNERS

22

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Annual Average Tariff and Annual Growth (R$ / MWh and %)

Not comparable
3.7% 5.4% 3.5% 3.1% 3.1% 2.8% 0.5% 3.1% 3.1% 2.8% 3.4% (1.3%) 3.1% 2.8% 3.4% 3.1% (2.0%) 3.2% 2.5% 1.6% 3.1% (2.9%) (19.6%)
257 291 301 318 329 339 350 359 361 372 384 395 408 403 416 427 442 456 447 462 459 474 482 497 483 388
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Angra 1
Angra 2
(*) Growth in green after 2040 considers only Angra 1

Gross Revenue and Growth (BRL M)

3.7% 5.8% 3.1% 3.1% 3.1% 3.1% 0.2% 3.1% 3.1% 3.1% 3.1% (1.3%) 3.1% 3.1% 3.1% 3.1% (2.0%) (15.0%) (63.5%) 1.6% 3.1% (2.6%) (93.2%)
2,568 3,853 3,996 4,227 4,359 4,495 4,635 4,780 4,787 4,937 5,090 5,249 5,413 5,344 5,511 5,683 5,860 6,042 5,920 5,033 1,838 1,869 1,927 1,877 128
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
ROB
Annual Growth

BR PARTNERS

23

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Deductions from Gross Revenue and % of GOR[(1)] (BRL M;%)

12.6% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.4% 12.6% 12.6% 12.6% 12.6% 12.6% 12.7% 12.6% 12.6% 12.6% 12.6% 12.6% 12.6%
324 478 496 522 539 555 573 591 595 614 633 653 673 672 693 714 737 760 753 632 175 177 183 178 12
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

Net Revenue and Growth (BRL M;%)

3.7% 5.9% 3.1% 3.1% 3.1% 3.1% 0.1% 3.1% 3.1% 3.1% 3.1% (1.4%) 3.1% 3.1% 3.1% 3.1% (2.2%) (14.8%) (62.2%) 1.6% 3.1% (2.6%) (93.2%)
2,244 3,374 3,500 3,704 3,821 3,939 4,062 4,189 4,192 4,322 4,457 4,596 4,739 4,673 4,818 4,968 5,123 5,283 5,166 4,401 1,664 1,691 1,744 1,699 116
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

(1) Gross Operating Revenue

BR PARTNERS

24

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Operating Costs and % of NOR(1) (BRL M;%)

57.1% 53.0% 52.6% 51.3% 51.3% 51.3% 51.3% 51.3% 52.8% 52.8% 52.8% 52.8% 52.8% 55.2% 55.2% 55.2% 55.1% 55.1% 58.1% 58.2% 59.7% 59.1% 59.1% 62.5% 52.2%
1,281 1,788 1,842 1,901 1,960 2,020 2,083 2,147 2,214 2,282 2,353 2,426 2,501 2,578 2,658 2,740 2,825 2,912 3,002 2,562 993 999 1,030 1,062 60
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Charges
Fuel
Personnel
Materials
Services
Others
% NOR

Operating Expenses and % of NOR(1) (BRL M;%)

18.0% 16.8% 16.9% 16.5% 16.6% 16.7% 16.8% 16.8% 17.4% 17.6% 17.7% 17.8% 17.9% 18.8% 19.0% 19.1% 19.3% 19.4% 20.6% 21.6% 47.4% 68.9% 70.0% 75.4% 1248.4%
404 568 590 612 634 657 681 706 731 759 787 817 848 880 914 949 986 1,025 1,066 949 789 1,165 1,221 1,280 1,444
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Personnel
Materials
Services
Others
Demobilization
% NOR

(1) Net Operating Revenue

BR PARTNERS

25

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

EBITDA and EBITDA Margin (BRL M;%)

24.9% 30.2% 30.5% 32.2% 32.1% 32.0% 32.0% 31.9% 29.7% 29.6% 29.6% 29.5% 29.3% 26.0% 25.9% 25.7% 25.6% 25.5% 21.3% 20.2% (7.1%) (28.0%) (29.1%) (37.9%)
559 1,019 1,068 1,192 1,227 1,262 1,299 1,336 1,247 1,282 1,317 1,354 1,391 1,215 1,247 1,279 1,312 1,345 1,098 890
(118) (473) (507) (644)
1,389
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

Financial Income and Monetary Adjustment(1) (BRL M)

(64) 51 36 35 40 46 52 58 65 72 80 88 97 106 116 127 139 151 164 179 193 195 193 189 47
0 44 65 60 62 67 75 88 104 117 123 127 131 135 137 139 139 140 140 141 177 171
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Financial Revenues
Monetary Corrections

(1) Considers: Income from the asset retirement fund; deposits and linked deposits; Correction of demobilization obligation; and Lease

BR PARTNERS
26

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Financial Expenses and Short-Term Working Capital Expenses (BRL M)

13
18
58
56
30
24
19
14
10
6
2
9M21
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Financial Expenses
Short-Term Working Capital Expenses

Taxes and Effective Rate (BRL M;%)

22.1%
23.4%
23.8%
23.8%
23.8%
23.8%
23.8%
23.8%
23.8%
23.8%
23.8%
25.8%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
39.9%
-
-
-
-
-
18
122
124
144
156
173
182
187
165
172
172
192
275
227
253
275
293
308
220
171
-
-
-
-
-
9M21
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045

BR PARTNERS

27

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Net Income and Net Margin (BRL M;%)

2.8% 11.8% 11.4% 12.5% 13.1% 14.0% 14.3% 14.3% 12.6% 12.7% 12.4% 12.0% 11.3% 9.5% 10.2% 10.7% 11.1% 11.3% 8.3% 5.8% (29.3%) (40.7%) (41.2%) (50.2%) (1241.0%)
63 399 398 463 500 553 582 600 529 550 551 551 533 442 491 534 569 597 427 257 (487) (689) (719) (852) 1,435
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

Variation in Working Capital (BRL M)

Mainly stock Recomposition
Mainly value held in A2 stocks
Mainly value held in A1 stocks
(337) (101) (48) (63) (53) (54) (56) (58) (43) (61) (63) (65) (67) (41) (70) (72) (75) (77) (43) 1,755 11 (26) (27) (15) 904
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

BR PARTNERS

28

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Depreciation and % of NOR[(1)] (BRL M;%)

15.9% 15.9% 17.6% 18.1% 17.5% 16.5% 16.4% 16.8% 17.4% 17.6% 18.2% 18.3% 17.4% 17.0% 15.9% 15.0% 14.4% 14.0% 14.8% 17.9% 44.7% 34.7% 32.7% 32.6% 112.9%
356 536 616 655 654 636 653 688 719 748 798 826 811 787 756 737 728 731 756 782 739 582 566 549 129
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

Capex and % of NOR[(1)] (BRL M; %)

17.2% 20.4% 25.4% 26.7% 22.6% 19.3% 15.9% 9.6% 8.2% 7.7% 12.5% 12.5% 12.5% 13.0% 13.0% 13.0% 13.0% 13.0% 13.7% 14.4% 21.8% 22.1% 22.2% 23.5% 30.3%
385 689 890 968 846 742 632 394 337 329 547 566 582 600 619 640 659 679 701 630 360 372 383 396 35
9M21 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045

(1) Net Operating Revenue

BR PARTNERS

29

Classificação: Confidencial

Projections Summary– Eletronuclear (Cont.)

Free Cash Flow to Firm (FCFF) (BRL M)

(337)
(101)
(48)
(53)
(53)
(54)
(56)
(58)
(46)
(61)
(63)
(65)
(67)
(44)
(70)
(72)
(74)
(77)
(46)
1,751
11
(26)
(27)
(15)
902
9M21
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045

BR PARTNERS

30

Classificação: Confidencial

Projections Summary – Eletronuclear [1] (Cont.)

Annual Statement of Income (DRE) (1 of 3)

R$ MM	Realized 2018[2]	Realized 2019[2]	Realized 2020[2]	Projected 2021E	Projected 2022E	Projected 2023E	Projected 2024E	Projected 2025E
Electric energy supply	3,396	3,520	3,459	3,425	3,853	3,996	4,227	4,359
Gross Revenue	**3,396**	**3,520**	**3,460**	**3,425**	**3,853**	**3,996**	**4,227**	**4,359**
Revenue Deductions	(417)	(431)	(424)	(429)	(478)	(496)	(522)	(539)
(=) Net Revenue	**2,979**	**3,089**	**3,036**	**2,995**	**3,374**	**3,500**	**3,704**	**3,821**
% Growth	-	*3.7%*	*(1.7%)*	*(1.3%)*	*12.7%*	*3.7%*	*5.9%*	*3.1%*
Charges	-	-	-	(177)	(195)	(205)	(212)	(219)
Fuel	-	-	-	(756)	(872)	(890)	(917)	(945)
Personnel	-	-	-	(396)	(412)	(427)	(441)	(455)
Materials	-	-	-	(44)	(54)	(56)	(58)	(60)
Services	-	-	-	(182)	(215)	(223)	(231)	(238)
Others	-	-	-	(39)	(39)	(41)	(42)	(43)
Operational Cost	(1,453)	(1,194)	(1,208)	(1,593)	(1,788)	(1,842)	(1,901)	(1,960)
(=) Gross Profit	**1,525**	**1,894**	**1,828**	**1,402**	**1,587**	**1,657**	**1,803**	**1,861**
Gross Margin	*51.2%*	*61.3%*	*60.2%*	*46.8%*	*47.0%*	*47.4%*	*48.7%*	*48.7%*
Personnel	-	-	-	(230)	(246)	(256)	(264)	(272)
Materials	-	-	-	(4)	(5)	(5)	(6)	(6)
Services	-	-	-	(156)	(163)	(169)	(175)	(180)
Others	-	-	-	(138)	(153)	(159)	(167)	(175)
Demobilization	-	-	-	-	-	-	-	-
Operational expenses	6,957	(1,008)	(491)	(528)	(568)	(590)	(612)	(634)
(=) EBITDA	**8,483**	**886**	**1,336**	**874**	**1,019**	**1,068**	**1,192**	**1,227**
EBITDA Margin	*284.8%*	*28.7%*	*44.0%*	*29.2%*	*30.2%*	*30.5%*	*32.2%*	*32.1%*
(-) Depreciation and Amortization	(500)	(560)	(592)	(505)	(536)	(616)	(655)	(654)
(=) EBIT	**7,983**	**326**	**744**	**369**	**483**	**451**	**537**	**573**
EBIT Margin	*268.0%*	*10.5%*	*24.5%*	*12.3%*	*14.3%*	*12.9%*	*14.5%*	*15.0%*
Financial revenues	202	195	439	82	44	65	60	62
Financial expenses	(321)	(878)	(888)	(261)	(39)	(30)	(24)	(19)
Short-Term Working Capital expenses	-	-	-	(13)	(18)	-	-	-
Monetary Corrections	-	-	-	(64)	51	36	35	40
Financial Result	(119)	(684)	(449)	(256)	39	71	71	83
(=) EBT	**7,864**	**(358)**	**295**	**113**	**521**	**522**	**607**	**657**
EBT Margin	*264.0%*	*(11.6%)*	*9.7%*	*3.8%*	*15.4%*	*14.9%*	*16.4%*	*17.2%*
Income tax and social contribution	(105)	(122)	(186)	(63)	(122)	(124)	(144)	(156)
(=) Net Profit	**7,758**	**(480)**	**109**	**50**	**399**	**398**	**463**	**500**
Net Margin	*260.5%*	*(15.5%)*	*3.6%*	*1.7%*	*11.8%*	*11.4%*	*12.5%*	*13.1%*

(1) Projections pursuant to premises of section "Main Operational and Financial Premises" of this report
(2) Audited financial statements

BR PARTNERS

31

Classificação: Confidencial

Projections Summary – Eletronuclear (1) (Cont.)

Annual Statement of Income (DRE) (2 of 3)

R$ MM	Projected 2026E	Projected 2027E	Projected 2028E	Projected 2029E	Projected 2030E	Projected 2031E	Projected 2032E	Projected 2033E	Projected 2034E	Projected 2035E
Electric power supply	4,495	4,635	4,780	4,787	4,937	5,090	5,249	5,413	5,344	5,511
Gross Revenue	**4,495**	**4,635**	**4,780**	**4,787**	**4,937**	**5,090**	**5,249**	**5,413**	**5,344**	**5,511**
Revenue Deductions	(555)	(573)	(591)	(595)	(614)	(633)	(653)	(673)	(672)	(693)
(=) Net Revenue	**3,939**	**4,062**	**4,189**	**4,192**	**4,322**	**4,457**	**4,596**	**4,739**	**4,673**	**4,818**
% Growth	*3.1%*	*3.1%*	*3.1%*	*0.1%*	*3.1%*	*3.1%*	*3.1%*	*3.1%*	*(1.4%)*	*3.1%*
Charges	(226)	(233)	(240)	(248)	(255)	(263)	(272)	(280)	(289)	(298)
Fuel	(973)	(1,003)	(1,034)	(1,065)	(1,098)	(1,131)	(1,165)	(1,201)	(1,238)	(1,275)
Personnel	(469)	(484)	(499)	(515)	(531)	(547)	(565)	(582)	(601)	(620)
Materials	(62)	(64)	(66)	(68)	(70)	(72)	(75)	(77)	(79)	(82)
Services	(245)	(253)	(261)	(269)	(278)	(286)	(295)	(305)	(314)	(324)
Others	(45)	(46)	(47)	(49)	(51)	(52)	(54)	(55)	(57)	(59)
Operational Cost	(2,020)	(2,083)	(2,147)	(2,214)	(2,282)	(2,353)	(2,426)	(2,501)	(2,578)	(2,658)
(=) Gross Profit	**1,919**	**1,979**	**2,042**	**1,978**	**2,040**	**2,104**	**2,170**	**2,238**	**2,095**	**2,160**
Gross Margin	*48.7%*	*48.7%*	*48.7%*	*47.2%*	*47.2%*	*47.2%*	*47.2%*	*47.2%*	*44.8%*	*44.8%*
Personnel	(281)	(290)	(299)	(308)	(318)	(328)	(338)	(349)	(360)	(371)
Materials	(6)	(6)	(6)	(7)	(7)	(7)	(7)	(7)	(8)	(8)
Services	(186)	(192)	(198)	(204)	(211)	(217)	(224)	(231)	(238)	(246)
Others	(184)	(193)	(203)	(213)	(223)	(235)	(247)	(260)	(274)	(289)
Demobilization	-	-	-	-	-	-	-	-	-	-
Operational expenses	(657)	(681)	(706)	(731)	(759)	(787)	(817)	(848)	(880)	(914)
(=) EBITDA	**1,262**	**1,299**	**1,336**	**1,247**	**1,282**	**1,317**	**1,354**	**1,391**	**1,215**	**1,247**
EBITDA Margin	*32.0%*	*32.0%*	*31.9%*	*29.7%*	*29.6%*	*29.6%*	*29.5%*	*29.3%*	*26.0%*	*25.9%*
(-) Depreciation e Amortization	(636)	(653)	(688)	(719)	(748)	(798)	(826)	(811)	(787)	(756)
(=) EBIT	**626**	**646**	**648**	**528**	**533**	**520**	**527**	**580**	**428**	**490**
EBIT Margin	*15.9%*	*15.9%*	*15.5%*	*12.6%*	*12.3%*	*11.7%*	*11.5%*	*12.2%*	*9.2%*	*10.2%*
Financial revenues	67	75	88	104	117	123	127	131	135	137
Financial expenses	(14)	(10)	(6)	(2)	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	46	52	58	65	72	80	88	97	106	116
Financial Result	99	117	140	167	189	203	215	228	241	254
(=) EBT	**725**	**763**	**788**	**694**	**722**	**723**	**743**	**808**	**669**	**744**
EBT Margin	*18.4%*	*18.8%*	*18.8%*	*16.6%*	*16.7%*	*16.2%*	*16.2%*	*17.0%*	*14.3%*	*15.4%*
Income tax and social contribution	(173)	(182)	(187)	(165)	(172)	(172)	(192)	(275)	(227)	(253)
(=) Net Profit	**553**	**582**	**600**	**529**	**550**	**551**	**551**	**533**	**442**	**491**
Net Margin	*14.0%*	*14.3%*	*14.3%*	*12.6%*	*12.7%*	*12.4%*	*12.0%*	*11.3%*	*9.5%*	*10.2%*

(1) Projections pursuant to premises of section "Main Operational and Financial Premises" of this report

BR PARTNERS

32

Classificação: Confidencial

Projections Summary – Eletronuclear (1) (Cont.)

Annual Statement of Income (DRE) (3 of 3)

R$ MM	Projected 2036E	Projected 2037E	Projected 2038E	Projected 2039E	Projected 2040E	Projected 2041E	Projected 2042E	Projected 2043E	Projected 2044E	Projected 2045E
Electric energy supply	5,683	5,860	6,042	5,920	5,033	1,838	1,869	1,927	1,877	128
Gross Revenue	**5,683**	**5,860**	**6,042**	**5,920**	**5,033**	**1,838**	**1,869**	**1,927**	**1,877**	**128**
Revenue Deductions	(714)	(737)	(760)	(753)	(632)	(175)	(177)	(183)	(178)	(12)
(=) Net Revenue	**4,968**	**5,123**	**5,283**	**5,166**	**4,401**	**1,664**	**1,691**	**1,744**	**1,699**	**116**
% Growth	*3.1%*	*3.1%*	*3.1%*	*(2.2%)*	*(14.8%)*	*(62.2%)*	*1.6%*	*3.1%*	*(2.6%)*	*(93.2%)*
Charges	(307)	(317)	(327)	(337)	(299)	(137)	(117)	(121)	(125)	(11)
Fuel	(1,314)	(1,354)	(1,396)	(1,438)	(1,219)	(454)	(468)	(482)	(497)	(13)
Personnel	(639)	(659)	(680)	(701)	(595)	(222)	(229)	(236)	(243)	(21)
Materials	(84)	(87)	(90)	(93)	(79)	(32)	(33)	(34)	(35)	(3)
Services	(334)	(345)	(356)	(367)	(313)	(126)	(129)	(134)	(138)	(12)
Others	(61)	(63)	(65)	(67)	(57)	(23)	(24)	(24)	(25)	(2)
Operational Cost	(2,740)	(2,825)	(2,912)	(3,002)	(2,562)	(993)	(999)	(1,030)	(1,062)	(60)
(=) Gross Profit	**2,228**	**2,298**	**2,370**	**2,164**	**1,839**	**671**	**692**	**714**	**637**	**55**
Gross Margin	*44.8%*	*44.9%*	*44.9%*	*41.9%*	*41.8%*	*40.3%*	*40.9%*	*40.9%*	*37.5%*	*47.8%*
Personnel	(383)	(395)	(407)	(420)	(356)	(133)	(137)	(141)	(146)	(12)
Materials	(8)	(8)	(9)	(9)	(8)	(3)	(3)	(3)	(3)	(0)
Services	(254)	(262)	(270)	(278)	(238)	(95)	(98)	(101)	(104)	(9)
Others	(305)	(322)	(340)	(359)	(348)	(273)	(293)	(314)	(336)	(29)
Demobilization	-	-	-	-	-	(284)	(634)	(662)	(691)	(1,393)
Operational expenses	(949)	(986)	(1,025)	(1,066)	(949)	(789)	(1,165)	(1,221)	(1,280)	(1,444)
(=) EBITDA	**1,279**	**1,312**	**1,345**	**1,098**	**890**	**(118)**	**(473)**	**(507)**	**(644)**	**(1,389)**
EBITDA Margin	*25.7%*	*25.6%*	*25.5%*	*21.3%*	*20.2%*	*(7.1%)*	*(28.0%)*	*(29.1%)*	*(37.9%)*	*(1200.6%)*
(-) Depreciation and Amortization	(737)	(728)	(731)	(756)	(782)	(739)	(582)	(566)	(549)	(129)
(=) EBIT	**542**	**584**	**614**	**342**	**108**	**(856)**	**(1,055)**	**(1,073)**	**(1,193)**	**(1,518)**
EBIT Margin	*10.9%*	*11.4%*	*11.6%*	*6.6%*	*2.4%*	*(51.5%)*	*(62.4%)*	*(61.5%)*	*(70.2%)*	*(1312.3%)*
Financial revenues	139	139	140	140	141	177	171	162	151	36
Financial expenses	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	127	139	151	164	179	193	195	193	189	47
Financial Result	266	278	291	305	320	369	366	355	341	82
(=) EBT	**808**	**862**	**905**	**646**	**427**	**(487)**	**(689)**	**(719)**	**(852)**	**(1,435)**
EBT Margin	*16.3%*	*16.8%*	*17.1%*	*12.5%*	*9.7%*	*(29.3%)*	*(40.7%)*	*(41.2%)*	*(50.2%)*	*(1241.0%)*
Income tax and social contribution	(275)	(293)	(308)	(220)	(171)	-	-	-	-	-
(=) Net Profit	**534**	**569**	**597**	**427**	**257**	**(487)**	**(689)**	**(719)**	**(852)**	**(1,435)**
Net Margin	*10.7%*	*11.1%*	*11.3%*	*8.3%*	*5.8%*	*(29.3%)*	*(40.7%)*	*(41.2%)*	*(50.2%)*	*(1241.0%)*

(1) Projections pursuant to premises of section "Main Operational and Financial Premises" of this repor

BR PARTNERS

33

Classificação: Confidencial

BR PARTNERS

Analysis Report - Electronuclear Assessment

5. Summary of the Economic and Financial Analysis

Methodologies' Overview

Chosen methodology

Economic Value		Brief Description	Comments
	Discounted Cash Flow of the Firm	▪ Assets' assessment based on the present value of the assets' projected cash flows, according to the best estimates of the Company's management, Technical Advisors and BNDES' technical team ▪ *Express request of BNDES for the use of this methodology*	▪ The assessment by Discounted Cash Flow depends on a series of operational and financial premises that may be more or less predictable ▪ Captures specific questions of the assets, such as growth perspectives, businesses portfolio, need of investments, fiscal specificities, among others
	Market Multiples	▪ The ratio FV/EBITDA is calculated based on the estimates reported by market analysts and previous ▪ The ratio FV/Installed capacity is calculated based on data disclosed by the companies in previous transactions	▪ This methodology uses the relation between the comparable companies' firm value and the expectation for their operational profit levels (FV/EBITDA) or the companies' installed capacity (FV/installed capacity) ▪ Understanding that this is a large assessment perimeter of the assets and as requested by BNDES, for some specific assets the assessment methodology by multiples was used

BR Partners considered the discounted cash flow of the firm methodology for the assets' assessment, as expressly requested in an agreement. Additionally, in our opinion, this methodology manages to capture better the Assets' performance changes in the short, medium and long terms through the impact of such factors in the projected cash flows, in contrast to the other methodologies that are more focused on the short term performance and/or do not manage to capture so well each asset's specificities from the point of view of production, cash generation and risk

BR PARTNERS

35

Classificação: Confidencial

Premises of the Discounted Cash Flow

Below, we indicate the description of the discounted cash flow methodology applied in the elaboration of this assessment

Information	▪ The elaboration of the projections used in our analysis were based on financial and operational premises provided by the Technical Advisor, public information and information requested from BNDES/Eletrobrás
Basis Date of the Assessment	▪ We consider the financial statements carried until March 2021, that is, the projections consider the cash flows generated by the assets as of April 2021
Projection Period	▪ The cash flows are projected until the end of the concession period, and when applicable and indicated by the Technical Advisor the extensions of the concession periods are considered
Currency	▪ Projection in R$, in nominal terms
Mid-Year Convention	▪ Premise of discount of the cash flows, considering the cash generation evenly distributed over the years
Discount Rate	▪ The discount rate considered was estimated as being a pondered cost of own capital and of third parties' capital, the cost of own capital was calculated based on the theoretical model "Capital Asset Pricing Model" (CAPM), and the cost of third parties' capital pursuant to effective costs applied to the Company ▪ Discount rate calculated in nominal R$
Methodology	▪ Free Cash Flow to Firm (FCFF) methodology – Free cash flows to firm as discounted by WACC for the calculation of the present value

BR PARTNERS

36

Classificação: Confidencial

Projections Summary

Eletronuclear – Operational Assets Angra I and Angra II

Free Cash Flow to Firm (FCFF) (BRL M)

FCFF	9M21	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	203	483	451	537	573	626	646	648	528	533	520	527	580	428	490	542	584	614	342	108	(856)	(1,055)	(1,073)	(1,193)	(1,518)
Non-cash effects demobilization	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	284	634	662	691	1,393
Adjusted EBIT	203	483	451	537	573	626	646	648	528	533	520	527	580	428	490	542	584	614	342	108	(572)	(421)	(412)	(502)	(124)
IR&CSLL[1]	(69)	(164)	(153)	(182)	(195)	(213)	(220)	(220)	(179)	(181)	(177)	(179)	(197)	(145)	(167)	(184)	(199)	(209)	(116)	(90)	-	-	-	-	-
(=) NOPAT	134	318	298	354	378	413	426	427	348	352	343	348	383	282	324	358	385	405	226	18	(572)	(421)	(412)	(502)	(124)
Depreciation	356	536	616	655	654	636	653	688	719	748	798	826	811	787	756	737	728	731	756	782	739	582	566	549	129
KG variation	(337)	(101)	(48)	(63)	(53)	(54)	(56)	(58)	(43)	(61)	(63)	(65)	(67)	(41)	(70)	(72)	(75)	(77)	(43)	1.755	11	(26)	(27)	(15)	904
Capex	(385)	(689)	(890)	(968)	(846)	(742)	(632)	(394)	(337)	(329)	(547)	(566)	(582)	(600)	(619)	(640)	(659)	(679)	(701)	(630)	(360)	(372)	(383)	(396)	(35)
(=) FCFF	(233)	64	(24)	(22)	133	253	391	664	687	710	531	544	545	428	391	382	380	380	239	1,924	(182)	(237)	(256)	(364)	874
(=) DCF	(225)	58	(20)	(16)	93	161	229	357	339	322	221	207	191	138	115	103	95	87	50	370	(32)	(38)	(38)	(50)	110
(=) Use of the accumlated loss base (discounted)	10	55	53	62	67	74	78	80	71	74	74	61	-	-	-	-	-	-	-	-	-	-	-	-	-

Valuation (BRL M)

WACC = 8,9% *(nominal terms)*	**BRL M**
VPL of the FCFF	**2,824**
(+) Use of the accumulated loss base[2]	407
(+) Net Cash 1Q21 [3]	271
(-) Non considered balance accounts[4]	(641)
(-) Probable loss labor liabilities[4]	(599)
(=) Equity Value	**2.263**

Sensibility of the Firm's Value (BRL MM)

Discount Rate (WACC)	Firm's Value
7.94%	3,149
8.44%	2,981
8.94%	**2,824**
9.44%	2,677
9.94%	2,538

(1) Considers rate of 34% applied to the adjusted EBIT
(2) Refers to the utilization of the balance for tax benefit of R$ 2,228, reducting in 30% the calculation basis discounted the Ke (shareholder's cost) of 11.1%
(3) Proforma Eletronuclear net cash – does not consider debt positions related to Angra 3, given the assessment mechanism explained in item 3.1 of this report
(4) Settling of accounts of non operational Assets and Liabilities, which are not included in the projection flows to the firm. Considered assets: collaterals and related deposits, and others. Considered liabilities: post-employment benefits, provision for disengagement incentive plan, provisions for risks, and other liabilities.
(5) Individually relevant lawsuit, loss prognosis by the Legal Advisor as possible with total disbursement of the amount R$599M

Classificação: Confidencial

BR PARTNERS

37

Projections Summary

Eletronuclear – Non Operational Asset Angra III

Flow as Indicated by CNPE (BRL M)

Flow following external parameters	jul/20	aug/20	sep/20	oct/20	nov/20	dec/20	jan/21	feb/21	mar/21
(+) Angra III exclusive debt costs	32	32	32	28	60	60	56	60	64
(+) Angra III exclusive investments	32	165	184	64	43	409	104	59	178
(-) Angra III AFAC	-	(371)	-	-	-	(681)	-	-	(850)
(+) AFAC conversion	-	-	-	-	-	850	-	-	-
(+) Loans conversion	-	-	-	523	-	-	-	-	-
Total flow – Angra III	**64**	**(174)**	**216**	**615**	**103**	**637**	**160**	**119**	**(608)**
(=) Total flow on the basis date of the assessment (1Q21)	**70**	**(188)**	**231**	**649**	**108**	**658**	**164**	**121**	**(608)**

Valuation (BRL M)

Cost of own capital defined in the letter = 8.88% *(real terms)*	BRL M
VPL of the FCFE	**1,205**

Rational of the pricing

- With the best effort to satisfy the agreement's demand that requests the assessment of Eletronucelar with value presentation to Angra 3, BR Partners based on the schedule to the Letter No. 433/2021/SE-MME, in order to reflect the methodology defined by the CNPE President and use such value as reference to the current value of Angra 3
- The aforementioned Letter's schedule is attached to this Report

BR PARTNERS

38

Classificação: Confidencial

Projections Summary

Eletronuclear – Consolidated

Value Composition (BRL M)

BR Partners Assessment

2,824
407
271
(641)
(599)
2,263
1
2
3
4
5
Angra 1 and 2 Firm Value
Accumulated Loss Basis
Net Cash
Non Operating Accounts Balance
Probable Loss labor liabilities
Angra 1 and 2 Shares' Value

1. Cash Flow of the Firm @ WACC = 8.94% (nominal terms)
2. Referring to the utilization of the balance for tax benefit of R$2,228MM, reducting in 30% the calculation basis discounted to the nominal Ke[1] of 11.1%
3. Eletronuclear's net cash – does not consider debt positions regarding Angra 3, given the proposed assessment mechanism explained in item 3.1 of this Report
4. Accounts settling of non operational Assets and Liabilities, which are not included in the projected flows to the firm described in the section of Angra 1 and 2
5. Individually relevant lawsuit, loss prognosis by the Legal Advisor as: possible, with total disbursement of the value [2]

CPPI /CNPE Model

A. Audited Debt Value present in Eletronuclear's DFs in 1Q21 regarding Angra 3

B. Methodology suggested by CNPE for Angra 3's Tariff Price to reflect in VPL zero of the asset in the basis date of June, 2020,

- **+R$ 1,205MM:** Recomposition of expenses after June, 2020, updated until the basis date of assessment @ Ke = 8.88% (real terms)
- **+R$ 7,064MM:** Tariff must be sufficient to serve the existing debt regarding Angra 3

8,269
1,205
A
B
Angra 3 1Q21 Gross Debt
CPPI / CNPE Model
Angra 3 Shares' Value
(7,064)

Composition

I
R$ 0.072 / share (3)
3,468
1,205
2,263
Angra 1, 2 and 3 Shares' Value
Eletronuclear Shares' Value

I. Considering the total number of Eletronuclear shares of 48,202,865,485, which represents the sum of the number of Common and Preferred shares, with no distinction of value between the classes

(1) Cost of own capital
(2) Information received through the Legal Due Dilligence Report – with indication of prognosis and disbursement value made by the respective Legal Advisor

BR PARTNERS
39

Classificação: Confidencial

BR PARTNERS

Analysis Report - Electronuclear Assessment

6. Discount Rate and Comparable Companies Overview

Selected Comparable Companies

Comparable companies selected for calculation of the beta

Comparable Companies

Rational

The use a large sample of companies from the national electricity sector was chosen, due to the work's scope and consistency of the assets' assessments in the context of Eletrobras' privatization, and considering the shortage of "pure players" comparable to Eletronuclear (nuclear generation).

This way, the sample is entensive, because it aims to capture the operational differences that Eletronuclear has, which is approximate to DisCos TransCos in relation to the revenue composition through portions A and B, still being essentially a generation company.

Please visit shedule 4 of this Report where an additional study of comparables was made which demonstrated the imateriality of the use of that sample of comparables.

BR PARTNERS

41

Classificação: Confidencial

Electricity Sector Companies Listed in the Stock Exchange

Comparables' Analysis

	NEOENERGIA	taesa	ENGIE	eneva	CESP	Omega energia	AES Tietê
Generation Sources	▪ Hydroelectric ▪ Thermoelectric ▪ Wind	n.a.	▪ Hydroelectric ▪ Thermoelectric ▪ Renewable	▪ Thermoelectric ▪ Renewable	▪ Hydroelectric	▪ Hydroelectric ▪ Wind ▪ Solar	▪ Hydroelectric ▪ Wind ▪ Solar
Net Revenue by Segment	2.9% 6.0% 91.1% Generation Transmission Trading	100.0% Transmission	8.0% 0.2% 25.8% 66.0% Generation Transmission Trading Other	9.2% 90.8% Generation Trading	100.0% Generation	100.0% Generation	100.0% Generation
Net Revenue LTM 1Q21 (R$ MM)	34,066	3,781	12,915	3,256	2,014	1,279	2,074
Shares Value/ Firm Value (R$ B)	20.2 / 47.4	13.6 / 19.0	31.0 / 45.1	20.7 / 26.1	7.6 / 8.6	6.8 / 12.2	5.3 / 9.8
ADTV (R$ mm)	35.8	73.6	54.5	95.6	42.4	24.8	13.1
Net Debt/EBITDA 1Q21	3.7x	2.1x	2.1x	3.3x	1.0x	5.8x	4.6x
Installed Capacity by Sources (MW)	12.6% 13.1% 74.3% Hydroelectric Thermoelectric Wind	n.a.	13.6% 13.7% 72.7% Hydroelectric Thermoelectric Renewable	0.2% 99.8% Thermoelectric Renewable	100.0% Hydroelectric	8.6% 4.4% 87.0% Hydroelectric Wind Solar	7.0% 30.0% 63.0% Hydroelectric Wind Solar
Installed Capacity (MW)	4,079	n.a.	8,790	2,157	1,627	1,869	4,217
Physical Guarantee (average MW)	2,171	n.a.	5,010	n.d.	935	899	n.d.
Discount Rate	✓	✓	✓	✓	✓	✓	✓

Sources: Companies and Capital IQ on August 13, 2021.

BR PARTNERS

42

Classificação: Confidencial

Electricity Sector Companies Listed in the Stock Exchange (Cont.)

Benchmark

	CPFL Energia	CEMIG	Equatorial Energia	COPEL	edp	Alupar	Light
Generation Sources	▪ Hydroelectric ▪ Wind ▪ Solar ▪ Biomass	▪ Hydroelectric ▪ Thermoelectric ▪ Wind	▪ Thermoelectric	▪ Hydroelectric ▪ Thermoelectric ▪ Wind	▪ Hydroelectric ▪ Thermoelectric	▪ Hydroelectric ▪ Wind	▪ Hydroelectric
Net Revenue by Segment	9.1%, 9.2%, 81.7% Generation, Distribution, Other	25.8%, 9.7%, 3.0%, 61.4% Generation, Transmission, Distribution, Other	1.4%, 7.5%, 91.1% Transmission, Distribution, Other	19.7%, 22.6%, 5.2%, 52.6% Generation, Transmission, Distribution, Other	23.5%, 19.9%, 2.6%, 53.9% Generation, Transmission, Distribution, Other	10.6%, 89.4% Generation, Transmission	7.2%, 7.1%, 85.7% Generation, Distribution, Other
Net Revenue LTM 1Q21 (R$ MM)	31,904	26,296	17,823	19,552	13,373	6,438	12,484
Shares Value/ Firm Value (R$ B)	30.4 / 46.4	21.8 / 30.6	23.8 / 35.4	17.5 / 24.7	10.2 / 19.5	7.2 / 18.5	5.7 / 12.1
ADTV (R$ MM)	51.3	100.8	156.3	54.0	54.5	24.3	32.0
Net Debt/EBITDA 1Q21	1.9x	1.8x	2.2x	1.4x	2.5x	1.9x	2.7x
Installed Capacity by Sources (MW)	30.0%, 9.0%, 4.0%, 57.0% Hydroelectric, Thermoelectric, Wind	1.8%, 98.2% Hydroelectric, Wind	100.0% Thermoelectric	0.4%, 0.1%, 99.5% Hydroelectric, Thermoelectric, Wind	19.6%, 80.4% Hydroelectric, Thermoelectric	17.0%, 83.0% Hydroelectric, Wind	100.0% Hydroelectric
Installed Capacity(MW)	4,303	5,778	334	4,970	2,871	580	1,188
Physical Guarantee (average MW)	n.d.	2,937	n.d.	2,220	~1,900	348	672
Discount Rate	✓	✓	✓	✓	✓	✗	✗

Sources: Companies and Capital IQ on August 13, 2021.

BR PARTNERS

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Classificação: Confidencial

Selected Betas

Calculation of beta by comparable companies considering regression of highest R^2

Highest R^2 among betas (Beta 9)

	Beta 1		Beta 2		Beta 3		Beta 4		Beta 5		Beta 6		Beta 7		Beta 8		Beta 9		Beta 10		Beta 11		Beta 12	
Company	Beta Local 5Y Daily	R^2	Beta MSCI 5Y Daily	R^2	Beta Local 5Y Weekly	R^2	Beta MSCI 5Y Weekly	R^2	Beta Local 3Y Daily	R^2	Beta MSCI 3Y Daily	R^2	Beta Local 3Y Weekly	R^2	Beta MSCI 3Y Weekly	R^2	Beta Local 2Y Daily	R^2	Beta MSCI 2Y Daily	R^2	Beta Local 2Y Weekly	R^2	Beta MSCI 2Y Weekly	R^2
CPFL Energia	0.71	30.8%	1.00	20.3%	0.73	27.6%	0.92	19.2%	0.77	41.1%	1.04	25.7%	0.80	44.3%	0.98	27.4%	0.82	49.9%	1.10	30.2%	0.83	50.7%	1.12	39.7%
Cemig	1.07	48.4%	1.27	18.6%	1.06	40.5%	1.04	13.2%	1.01	53.7%	1.25	25.7%	1.01	43.6%	1.05	18.3%	0.99	58.6%	1.32	35.4%	1.03	55.9%	1.31	39.1%
Equatorial Energia	0.79	40.8%	1.09	22.7%	0.76	34.5%	0.93	19.0%	0.82	45.7%	1.12	29.4%	0.80	40.5%	1.00	26.1%	0.83	48.0%	1.16	33.6%	0.80	40.7%	1.09	33.6%
Copel	0.99	46.4%	1.23	20.9%	0.91	36.3%	1.05	18.5%	0.95	49.5%	1.22	27.9%	0.89	40.2%	1.06	25.9%	0.95	54.9%	1.27	35.0%	0.86	46.7%	1.15	37.1%
EDP	0.78	36.3%	1.05	20.2%	0.82	39.2%	0.96	19.1%	0.78	45.3%	1.04	27.4%	0.83	49.7%	0.97	25.2%	0.78	52.8%	1.07	34.7%	0.80	53.4%	1.06	36.5%
Neoenergia	0.82	44.1%	1.13	31.9%	0.87	43.6%	1.09	30.6%	0.82	44.1%	1.13	31.9%	0.87	43.6%	1.09	30.6%	0.83	46.0%	1.14	32.6%	0.86	48.3%	1.11	34.6%
Engie	0.72	40.0%	0.95	19.3%	0.69	30.9%	0.81	14.9%	0.73	41.3%	0.95	23.1%	0.70	32.8%	0.81	16.6%	0.72	46.0%	0.98	29.5%	0.64	32.6%	0.85	23.5%
Cesp	0.78	32.1%	1.06	19.2%	0.76	25.7%	0.92	16.0%	0.77	39.3%	1.07	28.4%	0.76	30.8%	0.93	21.9%	0.80	54.0%	1.13	38.1%	0.79	49.9%	1.05	37.9%
AES Tiete	0.71	15.4%	1.00	12.5%	0.72	15.5%	0.87	11.0%	0.73	21.9%	1.00	17.3%	0.75	20.2%	0.91	15.6%	0.75	25.1%	1.03	20.4%	0.79	27.3%	1.01	23.5%
Eneva	0.76	22.0%	1.12	19.0%	0.74	19.7%	0.98	18.0%	0.84	37.1%	1.16	28.3%	0.85	35.6%	1.07	28.2%	0.88	41.5%	1.24	33.8%	0.89	39.6%	1.21	38.3%
Taesa	0.62	25.7%	0.81	13.5%	0.61	23.8%	0.71	10.7%	0.61	31.4%	0.81	18.6%	0.60	25.7%	0.69	12.8%	0.59	32.5%	0.82	23.1%	0.55	22.2%	0.74	19.3%
Omega	0.72	25.4%	1.05	22.4%	0.78	31.1%	1.04	27.4%	0.76	30.9%	1.08	26.8%	0.83	38.3%	1.08	31.7%	0.78	35.2%	1.14	32.7%	0.85	43.2%	1.21	45.0%
CTEEP	0.63	27.3%	0.88	17.2%	0.66	28.6%	0.79	14.9%	0.64	32.3%	0.88	21.9%	0.67	32.4%	0.81	19.3%	0.64	37.1%	0.91	27.6%	0.61	31.4%	0.85	29.4%
Average	**0.78**	**33.4%**	**1.05**	**19.8%**	**0.78**	**30.6%**	**0.93**	**17.9%**	**0.79**	**39.5%**	**1.06**	**25.6%**	**0.80**	**36.8%**	**0.96**	**23.0%**	**0.80**	**44.7%**	**1.10**	**31.3%**	**0.79**	**41.7%**	**1.06**	**33.7%**
Median	**0.76**	**32.1%**	**1.05**	**19.3%**	**0.76**	**30.9%**	**0.93**	**18.0%**	**0.77**	**41.1%**	**1.07**	**26.8%**	**0.80**	**38.3%**	**0.98**	**25.2%**	**0.80**	**46.0%**	**1.13**	**32.7%**	**0.80**	**43.2%**	**1.09**	**36.5%**

Company		Leveraged Beta	Tax Rate	Gross Debt	Market Value	Total Debt / (D + E)	Unleveraged Beta
CPFL Energia		0.819	*34.0%*	19,510	32,033	*37.9%*	0.58
Cemig		0.993	*34.0%*	14,883	23,292	*39.0%*	0.70
Equatorial Energia		0.833	*34.0%*	17,114	25,309	*40.3%*	0.58
Copel		0.951	*34.0%*	9,838	18,143	*35.2%*	0.70
EDP		0.776	*34.0%*	10,003	10,560	*48.6%*	0.48
Neoenergia		0.828	*34.0%*	30,850	19,312	*61.5%*	0.40
Engie		0.721	*34.0%*	18,469	31,674	*36.8%*	0.52
Cesp		0.802	*34.0%*	1,852	7,962	*18.9%*	0.70
AES Tiete		0.751	*34.0%*	6,192	5,428	*53.3%*	0.43
Eneva		0.882	*34.0%*	7,438	20,944	*26.2%*	0.71
Taesa		0.591	*34.0%*	6,456	12,557	*34.0%*	0.44
		0.781	*34.0%*	6,629	7,066	*48.4%*	0.48
Omega		0.643	*34.0%*	5,009	16,393	*23.4%*	0.53
	Average	**0.80**				**38.7%**	**0.56**
	Median	**0.80**				**37.9%**	**0.53**

Source: Bloomberg.

BR PARTNERS

44

Classificação: Confidencial

Calculation of the Discount Rate

CAPM – Capital Asset Princing Model

Cost of Capital	
Rate Free of Risk[1]	
USA Rate Free of Risk (20 years)	2.05%
Brazil Risk Premium[2]	2.89%
Adjusted Rate	**4.94%**
Leveraged Beta	
Unleveraged Beta[3]	0.56
(x) Debt / Total Capitalization (Target Structure)[4]	38.7%
(-) Marginal Tax Rate	34.0%
(=) Releveraged Beta	**0.79**
Cost of Own Capital	
Market Risk Premium[5]	7.00%
(x) Releveraged Beta	79.11%
(=) Adjusted Market Risk Premium	5.54%
(+) Rate Free of Risk	4.94%
(+) Size Premium	0.00%
Cost of Own Capital (US$ Nominal)	**10.48%**
USA Inflation[6]	2.30%
Brazil Inflation[7]	3.00%
Cost of Own Capital (R$ Nominal)	**11.23%**
Cost of Debt	
Marginal Cost of Debt (Pre-Tax)[8]	8.1%
Marginal Tax Rate	34.0%
Cost of Debt (Post-Tax) (R$ Nominal)	**5.3%**
WACC	
Cost of Equity	11.23%
(x) % Equity	61.67%
(+) Cost of Debt	5.32%
(x) % Debt	38.73%
WACC (R$ Nominal)	**8.94%**
WACC (US$ Nominal)	**8.20%**
WACC (R$ Real)	**5.77%**

Notes

(1) We used the 20 year Treasury. Source: *U.S. Department of the Treasury* in August, 2021. Median of the last six months

(2) Source: EMBI in September, 2021. Median of the last 6 months

(3) Source: Bloomberg in September, 2021. Median of the adjusted betas of the selected companies in relation to the local index (last 2 years, daily)

(4) We used the average of the selected comparable companies' capital structure

(5) Market risk premium based on the long-term rate of return of NYSE between 1926 and 2017. Source: *Ibbotson SBBI Valuation Yearbook*

(6) Source: Long-term inflation projection pursuant to Bloomberg consensus in September, 2021

(7) Source: Long-term inflation projection as disclosed by the Brazilian Central Bank in September, 2021

(8) Source: Average cost of the Company's last issuance

Source: Bloomberg, U.S. Department of the Treasury, EMBI + Brasil, Ibbotson SBBI and Brazilian Central Bank.

BR PARTNERS

45

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ MM	Realized 1Q18	Realized 2Q18	Realized 3Q18	Realized 4Q18	Realized 1Q19	Realized 2Q19	Realized 3Q19	Realized 4Q19	Realized 1Q20	Realized 2Q20	Realized 3Q20	Realized 4Q20
Electric power supply	836	851	865	843	866	863	881	910	932	932	570	1,026
Gross Revenue	**836**	**851**	**865**	**843**	**866**	**863**	**881**	**910**	**932**	**932**	**570**	**1,027**
Revenue Deductions	(101)	(103)	(104)	(110)	(106)	(105)	(108)	(112)	(114)	(114)	(74)	(121)
(=) Net Revenue	**735**	**749**	**761**	**734**	**759**	**758**	**773**	**799**	**818**	**817**	**495**	**905**
% Growth	-	*1.8%*	*1.6%*	*(3.6%)*	*3.5%*	*(0.2%)*	*2.0%*	*3.3%*	*2.4%*	*(0.0%)*	*(39.4%)*	*82.7%*
Charges	-	-	-	-	-	-	-	-	-	-	-	-
Fuel	-	-	-	-	-	-	-	-	-	-	-	-
Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Materials	-	-	-	-	-	-	-	-	-	-	-	-
Services	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Operational Cost	(295)	(547)	(309)	(302)	(286)	(282)	(324)	(302)	(342)	(278)	(262)	(325)
(=) Gross Profit	**440**	**202**	**452**	**432**	**474**	**475**	**449**	**497**	**476**	**539**	**233**	**580**
Gross Margin	*59.8%*	*27.0%*	*59.4%*	*58.8%*	*62.4%*	*62.7%*	*58.1%*	*62.2%*	*58.2%*	*65.9%*	*47.1%*	*64.1%*
Personnel	-	-	-	-	-	-	-	-	-	-	-	-
Materials	-	-	-	-	-	-	-	-	-	-	-	-
Services	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(70)	(83)	(99)	7,209	(163)	(148)	(82)	(615)	(105)	(126)	(126)	(134)
(=) EBITDA	**371**	**119**	**352**	**7,641**	**310**	**328**	**366**	**(118)**	**370**	**413**	**107**	**446**
EBITDA Margin	*50.4%*	*15.9%*	*46.3%*	*1041.7%*	*40.9%*	*43.2%*	*47.4%*	*(14.8%)*	*45.3%*	*50.6%*	*21.7%*	*49.2%*
(-) Depreciation and Amortization	(125)	(125)	(125)	(125)	(132)	(141)	(141)	(145)	(146)	(149)	(149)	(149)
(=) EBIT	**245**	**(6)**	**227**	**7,516**	**178**	**186**	**225**	**(264)**	**225**	**264**	**(41)**	**297**
EBIT Margin	*33.4%*	*(0.8%)*	*29.9%*	*1024.7%*	*23.4%*	*24.6%*	*29.1%*	*(33.0%)*	*27.5%*	*32.3%*	*(8.4%)*	*32.8%*
Financial revenues	21	122	50	8	91	14	102	(11)	371	100	55	(87)
Financial expenses	(63)	(128)	(80)	(50)	(96)	(366)	(218)	(198)	(261)	(209)	(237)	(181)
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	-	-	-	-	-	-	-	-	-	-	-	-
Financial Result	(42)	(6)	(30)	(42)	(6)	(352)	(117)	(210)	110	(108)	(182)	(268)
(=) EBT	**204**	**(12)**	**197**	**7,474**	**172**	**(166)**	**109**	**(473)**	**334**	**156**	**(224)**	**29**
EBT Margin	*27.7%*	*(1.6%)*	*26.0%*	*1019.0%*	*22.7%*	*(21.9%)*	*14.1%*	*(59.3%)*	*40.9%*	*19.1%*	*(45.2%)*	*3.1%*
Income tax and social contribution	(42)	12	(42)	(33)	(52)	(26)	(24)	(20)	(106)	(69)	21	(33)
(=) Net Profit	**161**	**0**	**155**	**7,442**	**120**	**(192)**	**85**	**(493)**	**228**	**87**	**(203)**	**(4)**
Net Margin	*22.0%*	*0.0%*	*20.4%*	*1014.5%*	*15.8%*	*(25.3%)*	*11.0%*	*(61.7%)*	*27.9%*	*10.7%*	*(40.9%)*	*(0.5%)*

BR PARTNERS

47

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ MM	Realized 1Q21	Projected 2Q21	Projected 3Q21	Projected 4Q21	Projected 1Q22	Projected 2Q22	Projected 3Q22	Projected 4Q22	Projected 1Q23	Projected 2Q23	Projected 3Q23	Projected 4Q23
Electric power supply	856	856	856	856	958	960	966	968	995	997	1,001	1,003
Gross Revenue	856	**856**	**856**	**856**	**958**	**960**	**966**	**968**	**995**	**997**	**1,001**	**1,003**
Revenue Deductions	(105)	(108)	(108)	(109)	(119)	(119)	(120)	(121)	(123)	(124)	(124)	(125)
(=) Net Revenue	751	**749**	**748**	**747**	**840**	**841**	**846**	**848**	**871**	**873**	**877**	**878**
% Growth	*(17.0%)*	*(0.4%)*	*(0.1%)*	*(0.1%)*	*12.3%*	*0.2%*	*0.6%*	*0.2%*	*2.8%*	*0.2%*	*0.4%*	*0.2%*
Charges	(40)	(43)	(47)	(47)	(47)	(47)	(50)	(50)	(50)	(50)	(52)	(52)
Fuel	(126)	(208)	(210)	(212)	(216)	(217)	(219)	(221)	(220)	(222)	(223)	(225)
Personnel	(102)	(96)	(98)	(100)	(101)	(102)	(103)	(104)	(105)	(106)	(107)	(108)
Materials	(5)	(13)	(13)	(13)	(13)	(14)	(14)	(14)	(14)	(14)	(14)	(14)
Services	(28)	(50)	(51)	(52)	(53)	(54)	(54)	(55)	(55)	(56)	(56)	(57)
Others	(11)	(9)	(9)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Operational Cost	(312)	(418)	(428)	(434)	(440)	(444)	(450)	(454)	(455)	(458)	(463)	(466)
(=) Gross Profit	440	**330**	**319**	**313**	**399**	**398**	**396**	**394**	**417**	**415**	**414**	**412**
Gross Margin	*58.5%*	*44.1%*	*42.7%*	*41.9%*	*47.6%*	*47.3%*	*46.8%*	*46.5%*	*47.8%*	*47.5%*	*47.2%*	*46.9%*
Personnel	(54)	(57)	(59)	(60)	(61)	(61)	(62)	(63)	(63)	(64)	(64)	(65)
Materials	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Services	(40)	(38)	(39)	(40)	(40)	(41)	(41)	(41)	(42)	(42)	(43)	(43)
Others	(30)	(35)	(36)	(37)	(37)	(38)	(38)	(39)	(39)	(40)	(40)	(41)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(124)	(132)	(135)	(137)	(140)	(141)	(143)	(144)	(145)	(147)	(148)	(149)
(=) EBITDA	315	**198**	**185**	**176**	**260**	**256**	**253**	**250**	**271**	**268**	**265**	**263**
EBITDA Margin	*42.0%*	*26.5%*	*24.7%*	*23.5%*	*31.0%*	*30.5%*	*29.9%*	*29.4%*	*31.1%*	*30.7%*	*30.3%*	*29.9%*
(-) Depreciation and Amortization	(149)	(119)	(119)	(119)	(134)	(134)	(134)	(134)	(154)	(154)	(154)	(154)
(=) EBIT	166	**80**	**66**	**57**	**126**	**122**	**119**	**115**	**117**	**114**	**111**	**108**
EBIT Margin	*22.1%*	*10.7%*	*8.9%*	*7.6%*	*15.0%*	*14.5%*	*14.1%*	*13.6%*	*13.4%*	*13.1%*	*12.7%*	*12.3%*
Financial revenues	82	0	0	0	0	0	22	22	16	16	16	16
Financial expenses	(215)	(15)	(15)	(15)	(10)	(10)	(9)	(9)	(8)	(8)	(7)	(7)
Short-Term Working Capital expenses	-	-	(6)	(7)	(8)	(10)	-	-	-	-	-	-
Monetary Corrections	-	(21)	(21)	(22)	12	12	13	14	8	9	9	9
Financial Result	(134)	(36)	(42)	(44)	(6)	(7)	25	27	17	17	18	19
(=) EBT	32	**44**	**24**	**13**	**119**	**115**	**144**	**142**	**134**	**132**	**129**	**127**
EBT Margin	*4.3%*	*5.9%*	*3.2%*	*1.8%*	*14.2%*	*13.7%*	*17.1%*	*16.8%*	*15.4%*	*15.1%*	*14.8%*	*14.5%*
Income tax and social contribution	(45)	(10)	(5)	(2)	(28)	(26)	(34)	(34)	(32)	(31)	(31)	(30)
(=) Net Profit	(13)	**34**	**19**	**11**	**92**	**89**	**110**	**108**	**102**	**100**	**99**	**97**
Net Margin	*(1.7%)*	*4.5%*	*2.5%*	*1.4%*	*10.9%*	*10.6%*	*13.0%*	*12.8%*	*11.7%*	*11.5%*	*11.2%*	*11.0%*

BR PARTNERS

48

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ MM	Projected 1Q24	Projected 2Q24	Projected 3Q24	Projected 4Q24	Projected 1Q25	Projected 2Q25	Projected 3Q25	Projected 4Q25	Projected 1Q26	Projected 2Q26	Projected 3Q26	Projected 4Q26
Electric power supply	1,052	1,055	1,059	1,061	1,086	1,088	1,092	1,094	1,119	1,122	1,126	1,128
Gross Revenue	**1,052**	**1,055**	**1,059**	**1,061**	**1,086**	**1,088**	**1,092**	**1,094**	**1,119**	**1,122**	**1,126**	**1,128**
Revenue Deductions	(130)	(130)	(131)	(131)	(134)	(134)	(135)	(135)	(138)	(139)	(139)	(140)
(=) Net Revenue	**923**	**924**	**928**	**930**	**952**	**953**	**957**	**959**	**981**	**983**	**987**	**988**
% Growth	*5.0%*	*0.2%*	*0.4%*	*0.2%*	*2.4%*	*0.2%*	*0.4%*	*0.2%*	*2.4%*	*0.2%*	*0.4%*	*0.2%*
Charges	(52)	(52)	(54)	(54)	(54)	(54)	(56)	(56)	(56)	(56)	(57)	(57)
Fuel	(227)	(228)	(230)	(232)	(234)	(235)	(237)	(239)	(241)	(242)	(244)	(246)
Personnel	(109)	(110)	(111)	(112)	(112)	(113)	(114)	(115)	(116)	(117)	(118)	(119)
Materials	(14)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(16)	(16)
Services	(57)	(57)	(58)	(58)	(59)	(59)	(60)	(60)	(61)	(61)	(62)	(62)
Others	(10)	(10)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)	(11)
Operational Cost	(470)	(473)	(478)	(481)	(484)	(488)	(493)	(496)	(499)	(502)	(508)	(511)
(=) Gross Profit	**453**	**452**	**450**	**449**	**467**	**466**	**464**	**463**	**482**	**481**	**479**	**477**
Gross Margin	*49.1%*	*48.9%*	*48.5%*	*48.3%*	*49.1%*	*48.9%*	*48.5%*	*48.3%*	*49.1%*	*48.9%*	*48.5%*	*48.3%*
Personnel	(65)	(66)	(66)	(67)	(67)	(68)	(68)	(69)	(69)	(70)	(70)	(71)
Materials	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Services	(43)	(44)	(44)	(44)	(45)	(45)	(45)	(46)	(46)	(46)	(47)	(47)
Others	(41)	(42)	(42)	(43)	(43)	(44)	(44)	(45)	(45)	(46)	(46)	(47)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(151)	(152)	(154)	(155)	(156)	(158)	(159)	(161)	(162)	(163)	(165)	(166)
(=) EBITDA	**302**	**299**	**297**	**294**	**311**	**308**	**305**	**302**	**320**	**317**	**314**	**311**
EBITDA Margin	*32.8%*	*32.4%*	*32.0%*	*31.6%*	*32.7%*	*32.3%*	*31.9%*	*31.5%*	*32.6%*	*32.3%*	*31.8%*	*31.5%*
(-) Depreciation and Amortization	(171)	(166)	(161)	(157)	(171)	(166)	(161)	(156)	(168)	(163)	(156)	(149)
(=) EBIT	**131**	**133**	**135**	**137**	**140**	**142**	**144**	**146**	**152**	**154**	**158**	**162**
EBIT Margin	*14.2%*	*14.4%*	*14.6%*	*14.8%*	*14.8%*	*14.9%*	*15.1%*	*15.2%*	*15.5%*	*15.7%*	*16.0%*	*16.4%*
Financial revenues	15	15	15	15	15	15	16	16	16	17	17	17
Financial expenses	(7)	(6)	(6)	(6)	(5)	(5)	(5)	(4)	(4)	(4)	(3)	(3)
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	8	8	9	9	10	10	10	11	11	11	12	12
Financial Result	17	17	18	19	20	20	21	22	23	24	25	26
(=) EBT	**148**	**150**	**153**	**156**	**160**	**163**	**166**	**168**	**175**	**178**	**184**	**188**
EBT Margin	*16.0%*	*16.3%*	*16.5%*	*16.8%*	*16.8%*	*17.1%*	*17.3%*	*17.6%*	*17.9%*	*18.1%*	*18.6%*	*19.1%*
Income tax and social contribution	(35)	(36)	(36)	(37)	(38)	(39)	(39)	(40)	(42)	(42)	(44)	(45)
(=) Net Profit	**113**	**115**	**117**	**119**	**122**	**124**	**126**	**128**	**134**	**136**	**140**	**144**
Net Margin	*12.2%*	*12.4%*	*12.6%*	*12.8%*	*12.8%*	*13.0%*	*13.2%*	*13.4%*	*13.6%*	*13.8%*	*14.2%*	*14.5%*

BR PARTNERS

49

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q27	Projected 2Q27	Projected 3Q27	Projected 4Q27	Projected 1Q28	Projected 2Q28	Projected 3Q28	Projected 4Q28	Projected 1Q29	Projected 2Q29	Projected 3Q29	Projected 4Q29
Electric power supply	1,154	1,157	1,161	1,163	1,190	1,193	1,197	1,200	1,192	1,195	1,199	1,202
Gross Revenue	**1,154**	**1,157**	**1,161**	**1,163**	**1,190**	**1,193**	**1,197**	**1,200**	**1,192**	**1,195**	**1,199**	**1,202**
Revenue Deductions	(142)	(143)	(144)	(144)	(147)	(147)	(148)	(148)	(148)	(149)	(149)	(150)
(=) Net Revenue	**1,012**	**1,014**	**1,017**	**1,019**	**1,043**	**1,045**	**1,049**	**1,051**	**1,044**	**1,046**	**1,050**	**1,052**
% Growth	*2.4%*	*0.2%*	*0.4%*	*0.2%*	*2.4%*	*0.2%*	*0.4%*	*0.2%*	*(0.7%)*	*0.2%*	*0.4%*	*0.2%*
Charges	(57)	(57)	(59)	(59)	(59)	(59)	(61)	(61)	(61)	(61)	(63)	(63)
Fuel	(248)	(250)	(252)	(254)	(256)	(257)	(259)	(261)	(263)	(265)	(267)	(269)
Personnel	(120)	(120)	(121)	(122)	(123)	(124)	(125)	(126)	(127)	(128)	(129)	(130)
Materials	(16)	(16)	(16)	(16)	(16)	(16)	(17)	(17)	(17)	(17)	(17)	(17)
Services	(63)	(63)	(64)	(64)	(65)	(65)	(66)	(66)	(67)	(67)	(68)	(68)
Others	(11)	(11)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)
Operational Cost	(515)	(518)	(523)	(527)	(530)	(534)	(540)	(543)	(547)	(551)	(556)	(560)
(=) Gross Profit	**497**	**496**	**494**	**492**	**513**	**511**	**510**	**508**	**497**	**495**	**494**	**492**
Gross Margin	*49.1%*	*48.9%*	*48.6%*	*48.3%*	*49.2%*	*48.9%*	*48.6%*	*48.3%*	*47.6%*	*47.4%*	*47.0%*	*46.8%*
Personnel	(72)	(72)	(73)	(73)	(74)	(74)	(75)	(76)	(76)	(77)	(77)	(78)
Materials	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Services	(47)	(48)	(48)	(49)	(49)	(49)	(50)	(50)	(50)	(51)	(51)	(52)
Others	(47)	(48)	(48)	(49)	(50)	(50)	(51)	(52)	(52)	(53)	(53)	(54)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(168)	(169)	(171)	(172)	(174)	(176)	(177)	(179)	(180)	(182)	(184)	(185)
(=) EBITDA	**329**	**326**	**323**	**320**	**339**	**336**	**332**	**329**	**317**	**313**	**310**	**307**
EBITDA Margin	*32.6%*	*32.2%*	*31.8%*	*31.4%*	*32.5%*	*32.1%*	*31.7%*	*31.3%*	*30.3%*	*30.0%*	*29.5%*	*29.1%*
(-) Depreciation and Amortization	(163)	(163)	(163)	(163)	(172)	(172)	(172)	(172)	(180)	(180)	(180)	(180)
(=) EBIT	**166**	**163**	**160**	**157**	**167**	**164**	**160**	**157**	**137**	**134**	**130**	**127**
EBIT Margin	*16.4%*	*16.1%*	*15.7%*	*15.4%*	*16.0%*	*15.6%*	*15.3%*	*14.9%*	*13.1%*	*12.8%*	*12.4%*	*12.1%*
Financial revenues	18	19	19	20	20	21	22	23	24	25	26	27
Financial expenses	(3)	(3)	(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(0)	(0)
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	12	13	13	14	14	14	15	15	16	16	16	17
Financial Result	27	29	30	31	33	34	36	37	39	41	42	44
(=) EBT	**194**	**192**	**190**	**188**	**199**	**198**	**196**	**194**	**176**	**174**	**173**	**171**
EBT Margin	*19.1%*	*18.9%*	*18.7%*	*18.4%*	*19.1%*	*18.9%*	*18.7%*	*18.5%*	*16.9%*	*16.7%*	*16.5%*	*16.3%*
Income tax and social contribution	(46)	(46)	(45)	(45)	(47)	(47)	(47)	(46)	(42)	(42)	(41)	(41)
(=) Net Profit	**148**	**146**	**145**	**143**	**152**	**151**	**149**	**148**	**134**	**133**	**132**	**130**
Net Margin	*14.6%*	*14.4%*	*14.2%*	*14.1%*	*14.6%*	*14.4%*	*14.2%*	*14.1%*	*12.9%*	*12.7%*	*12.5%*	*12.4%*

BR PARTNERS

50

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q30	Projected 2Q30	Projected 3Q30	Projected 4Q30	Projected 1Q31	Projected 2Q31	Projected 3Q31	Projected 4Q31	Projected 1Q32	Projected 2Q32	Projected 3Q32	Projected 4Q32
Electric power supply	1,229	1,232	1,236	1,239	1,268	1,270	1,275	1,278	1,307	1,310	1,315	1,318
Gross Revenue	**1,229**	**1,232**	**1,236**	**1,239**	**1,268**	**1,270**	**1,275**	**1,278**	**1,307**	**1,310**	**1,315**	**1,318**
Revenue Deductions	(153)	(153)	(154)	(154)	(157)	(158)	(159)	(159)	(162)	(163)	(164)	(164)
(=) Net Revenue	**1,077**	**1,079**	**1,083**	**1,085**	**1,110**	**1,112**	**1,116**	**1,118**	**1,145**	**1,147**	**1,151**	**1,153**
% Growth	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*
Charges	(63)	(63)	(65)	(65)	(65)	(65)	(67)	(67)	(67)	(67)	(69)	(69)
Fuel	(271)	(273)	(275)	(277)	(280)	(282)	(284)	(286)	(288)	(290)	(292)	(295)
Personnel	(131)	(132)	(133)	(134)	(135)	(136)	(137)	(138)	(140)	(141)	(142)	(143)
Materials	(17)	(17)	(18)	(18)	(18)	(18)	(18)	(18)	(18)	(19)	(19)	(19)
Services	(69)	(69)	(70)	(70)	(71)	(71)	(72)	(72)	(73)	(74)	(74)	(75)
Others	(12)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(13)	(14)
Operational Cost	(564)	(568)	(573)	(577)	(581)	(585)	(591)	(595)	(599)	(603)	(610)	(614)
(=) Gross Profit	**513**	**511**	**509**	**507**	**529**	**527**	**525**	**523**	**545**	**544**	**542**	**540**
Gross Margin	*47.6%*	*47.4%*	*47.0%*	*46.8%*	*47.6%*	*47.4%*	*47.0%*	*46.8%*	*47.6%*	*47.4%*	*47.1%*	*46.8%*
Personnel	(79)	(79)	(80)	(80)	(81)	(82)	(82)	(83)	(84)	(84)	(85)	(85)
Materials	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Services	(52)	(52)	(53)	(53)	(54)	(54)	(55)	(55)	(55)	(56)	(56)	(57)
Others	(55)	(56)	(56)	(57)	(58)	(58)	(59)	(60)	(61)	(61)	(62)	(63)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(187)	(189)	(191)	(192)	(194)	(196)	(198)	(199)	(201)	(203)	(205)	(207)
(=) EBITDA	**326**	**322**	**319**	**315**	**335**	**331**	**328**	**324**	**344**	**340**	**337**	**333**
EBITDA Margin	*30.3%*	*29.9%*	*29.4%*	*29.0%*	*30.2%*	*29.8%*	*29.3%*	*29.0%*	*30.1%*	*29.7%*	*29.2%*	*28.8%*
(-) Depreciation and Amortization	(187)	(187)	(187)	(187)	(199)	(199)	(199)	(199)	(212)	(207)	(203)	(203)
(=) EBIT	**139**	**135**	**132**	**128**	**135**	**132**	**128**	**124**	**132**	**133**	**133**	**129**
EBIT Margin	*12.9%*	*12.5%*	*12.2%*	*11.8%*	*12.2%*	*11.8%*	*11.5%*	*11.1%*	*11.5%*	*11.6%*	*11.6%*	*11.2%*
Financial revenues	28	29	30	30	30	31	31	31	31	32	32	32
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	17	18	18	19	19	20	20	21	21	22	22	23
Financial Result	46	47	48	49	50	50	51	52	53	53	54	55
(=) EBT	**184**	**182**	**179**	**177**	**185**	**182**	**179**	**176**	**185**	**186**	**187**	**184**
EBT Margin	*17.1%*	*16.9%*	*16.6%*	*16.3%*	*16.7%*	*16.4%*	*16.1%*	*15.8%*	*16.1%*	*16.3%*	*16.3%*	*16.0%*
Income tax and social contribution	(44)	(43)	(43)	(42)	(44)	(43)	(43)	(42)	(44)	(44)	(45)	(59)
(=) Net Profit	**140**	**139**	**137**	**135**	**141**	**139**	**137**	**134**	**141**	**142**	**143**	**125**
Net Margin	*13.0%*	*12.9%*	*12.6%*	*12.4%*	*12.7%*	*12.5%*	*12.2%*	*12.0%*	*12.3%*	*12.4%*	*12.4%*	*10.9%*

BR PARTNERS

51

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q33	Projected 2Q33	Projected 3Q33	Projected 4Q33	Projected 1Q34	Projected 2Q34	Projected 3Q34	Projected 4Q34	Projected 1Q35	Projected 2Q35	Projected 3Q35	Projected 4Q35
Electric power supply	1,348	1,351	1,356	1,359	1,331	1,333	1,339	1,342	1,372	1,375	1,380	1,383
Gross Revenue	**1,348**	**1,351**	**1,356**	**1,359**	**1,331**	**1,333**	**1,339**	**1,342**	**1,372**	**1,375**	**1,380**	**1,383**
Revenue Deductions	(167)	(168)	(169)	(169)	(167)	(168)	(168)	(169)	(172)	(173)	(174)	(174)
(=) Net Revenue	**1,180**	**1,183**	**1,187**	**1,189**	**1,164**	**1,166**	**1,170**	**1,173**	**1,200**	**1,202**	**1,207**	**1,209**
% Growth	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*(2.2%)*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*
Charges	(69)	(69)	(71)	(71)	(71)	(71)	(73)	(73)	(73)	(73)	(76)	(76)
Fuel	(297)	(299)	(301)	(304)	(306)	(308)	(311)	(313)	(315)	(318)	(320)	(322)
Personnel	(144)	(145)	(146)	(147)	(148)	(150)	(151)	(152)	(153)	(154)	(155)	(157)
Materials	(19)	(19)	(19)	(19)	(20)	(20)	(20)	(20)	(20)	(20)	(21)	(21)
Services	(75)	(76)	(76)	(77)	(78)	(78)	(79)	(79)	(80)	(81)	(81)	(82)
Others	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(15)	(15)	(15)	(15)
Operational Cost	(618)	(622)	(628)	(633)	(637)	(641)	(648)	(652)	(657)	(661)	(668)	(672)
(=) Gross Profit	**563**	**561**	**559**	**557**	**527**	**525**	**523**	**521**	**543**	**541**	**539**	**537**
Gross Margin	*47.7%*	*47.4%*	*47.1%*	*46.8%*	*45.3%*	*45.0%*	*44.7%*	*44.4%*	*45.3%*	*45.0%*	*44.7%*	*44.4%*
Personnel	(86)	(87)	(87)	(88)	(89)	(90)	(90)	(91)	(92)	(92)	(93)	(94)
Materials	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Services	(57)	(58)	(58)	(58)	(59)	(59)	(60)	(60)	(61)	(61)	(62)	(62)
Others	(64)	(65)	(66)	(66)	(67)	(68)	(69)	(70)	(71)	(72)	(73)	(74)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(209)	(211)	(213)	(215)	(217)	(219)	(221)	(223)	(225)	(227)	(229)	(232)
(=) EBITDA	**354**	**350**	**346**	**342**	**310**	**306**	**302**	**298**	**318**	**314**	**310**	**305**
EBITDA Margin	*30.0%*	*29.6%*	*29.1%*	*28.7%*	*26.6%*	*26.2%*	*25.8%*	*25.4%*	*26.5%*	*26.1%*	*25.7%*	*25.2%*
(-) Depreciation and Amortization	(208)	(201)	(201)	(201)	(203)	(195)	(195)	(195)	(196)	(187)	(187)	(187)
(=) EBIT	**146**	**149**	**145**	**141**	**106**	**111**	**107**	**103**	**122**	**127**	**123**	**119**
EBIT Margin	*12.3%*	*12.6%*	*12.2%*	*11.8%*	*9.1%*	*9.5%*	*9.2%*	*8.8%*	*10.1%*	*10.6%*	*10.2%*	*9.8%*
Financial revenues	33	33	33	33	33	34	34	34	34	34	34	35
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	23	24	24	25	26	26	27	27	28	29	29	30
Financial Result	56	57	57	58	59	60	61	61	62	63	64	65
(=) EBT	**201**	**205**	**202**	**199**	**165**	**171**	**168**	**165**	**184**	**190**	**187**	**183**
EBT Margin	*17.1%*	*17.4%*	*17.0%*	*16.7%*	*14.2%*	*14.7%*	*14.3%*	*14.0%*	*15.3%*	*15.8%*	*15.5%*	*15.1%*
Income tax and social contribution	(68)	(70)	(69)	(68)	(56)	(58)	(57)	(56)	(63)	(65)	(63)	(62)
(=) Net Profit	**133**	**135**	**133**	**131**	**109**	**113**	**111**	**109**	**121**	**126**	**123**	**121**
Net Margin	*11.3%*	*11.5%*	*11.2%*	*11.0%*	*9.4%*	*9.7%*	*9.5%*	*9.3%*	*10.1%*	*10.4%*	*10.2%*	*10.0%*

BR PARTNERS

52

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q36	Projected 2Q36	Projected 3Q36	Projected 4Q36	Projected 1Q37	Projected 2Q37	Projected 3Q37	Projected 4Q37	Projected 1Q38	Projected 2Q38	Projected 3Q38	Projected 4Q38
Electric power supply	1,415	1,418	1,423	1,427	1,459	1,462	1,468	1,471	1,504	1,508	1,514	1,517
Gross Revenue	**1,415**	**1,418**	**1,423**	**1,427**	**1,459**	**1,462**	**1,468**	**1,471**	**1,504**	**1,508**	**1,514**	**1,517**
Revenue Deductions	(178)	(178)	(179)	(180)	(183)	(184)	(185)	(185)	(189)	(189)	(190)	(191)
(=) Net Revenue	**1,237**	**1,240**	**1,244**	**1,247**	**1,276**	**1,278**	**1,283**	**1,286**	**1,316**	**1,318**	**1,323**	**1,326**
% Growth	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*
Charges	(76)	(76)	(78)	(78)	(78)	(78)	(80)	(80)	(80)	(80)	(83)	(83)
Fuel	(325)	(327)	(330)	(332)	(335)	(337)	(340)	(342)	(345)	(348)	(350)	(353)
Personnel	(158)	(159)	(160)	(162)	(163)	(164)	(165)	(167)	(168)	(169)	(171)	(172)
Materials	(21)	(21)	(21)	(21)	(22)	(22)	(22)	(22)	(22)	(22)	(23)	(23)
Services	(83)	(83)	(84)	(85)	(85)	(86)	(87)	(87)	(88)	(89)	(89)	(90)
Others	(15)	(15)	(15)	(15)	(16)	(16)	(16)	(16)	(16)	(16)	(16)	(16)
Operational Cost	(677)	(682)	(689)	(693)	(698)	(703)	(710)	(715)	(720)	(724)	(732)	(737)
(=) Gross Profit	**560**	**558**	**556**	**554**	**578**	**576**	**573**	**571**	**596**	**594**	**591**	**589**
Gross Margin	*45.3%*	*45.0%*	*44.7%*	*44.4%*	*45.3%*	*45.0%*	*44.7%*	*44.4%*	*45.3%*	*45.0%*	*44.7%*	*44.4%*
Personnel	(95)	(95)	(96)	(97)	(97)	(98)	(99)	(100)	(101)	(101)	(102)	(103)
Materials	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Services	(63)	(63)	(64)	(64)	(65)	(65)	(66)	(66)	(67)	(67)	(68)	(68)
Others	(75)	(76)	(77)	(78)	(79)	(80)	(81)	(82)	(83)	(84)	(86)	(87)
Demobilization	-	-	-	-	-	-	-	-	-	-	-	-
Operational expenses	(234)	(236)	(238)	(241)	(243)	(245)	(248)	(250)	(253)	(255)	(258)	(260)
(=) EBITDA	**326**	**322**	**318**	**313**	**335**	**330**	**326**	**321**	**343**	**339**	**334**	**329**
EBITDA Margin	*26.4%*	*26.0%*	*25.5%*	*25.1%*	*26.2%*	*25.8%*	*25.4%*	*25.0%*	*26.1%*	*25.7%*	*25.2%*	*24.8%*
(-) Depreciation and Amortization	(191)	(182)	(182)	(182)	(188)	(180)	(180)	(180)	(188)	(181)	(181)	(181)
(=) EBIT	**136**	**140**	**136**	**131**	**147**	**150**	**146**	**141**	**156**	**157**	**153**	**148**
EBIT Margin	*11.0%*	*11.3%*	*10.9%*	*10.5%*	*11.5%*	*11.7%*	*11.3%*	*11.0%*	*11.8%*	*11.9%*	*11.5%*	*11.2%*
Financial revenues	35	35	35	35	35	35	35	35	35	35	35	35
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	31	31	32	33	34	34	35	36	37	37	38	39
Financial Result	65	66	67	68	68	69	70	71	72	72	73	74
(=) EBT	**201**	**206**	**202**	**199**	**216**	**219**	**215**	**212**	**227**	**230**	**226**	**222**
EBT Margin	*16.3%*	*16.6%*	*16.3%*	*15.9%*	*16.9%*	*17.2%*	*16.8%*	*16.5%*	*17.3%*	*17.4%*	*17.1%*	*16.7%*
Income tax and social contribution	(68)	(70)	(69)	(68)	(73)	(75)	(73)	(72)	(77)	(78)	(77)	(75)
(=) Net Profit	**133**	**136**	**134**	**131**	**142**	**145**	**142**	**140**	**150**	**152**	**149**	**146**
Net Margin	*10.7%*	*11.0%*	*10.7%*	*10.5%*	*11.2%*	*11.3%*	*11.1%*	*10.9%*	*11.4%*	*11.5%*	*11.3%*	*11.0%*

BR PARTNERS

53

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q39	Projected 2Q39	Projected 3Q39	Projected 4Q39	Projected 1Q40	Projected 2Q40	Projected 3Q40	Projected 4Q40	Projected 1Q41	Projected 2Q41	Projected 3Q41	Projected 4Q41
Electric power supply	1,473	1,477	1,483	1,486	1,519	1,523	1,529	462	464	465	454	455
Gross Revenue	**1,473**	**1,477**	**1,483**	**1,486**	**1,519**	**1,523**	**1,529**	**462**	**464**	**465**	**454**	**455**
Revenue Deductions	(187)	(188)	(189)	(190)	(193)	(194)	(195)	(51)	(44)	(44)	(43)	(43)
(=) Net Revenue	**1,286**	**1,289**	**1,294**	**1,297**	**1,326**	**1,329**	**1,334**	**411**	**420**	**421**	**411**	**412**
% Growth	*(3.0%)*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*(69.2%)*	*2.2%*	*0.2%*	*(2.4%)*	*0.2%*
Charges	(83)	(83)	(86)	(86)	(86)	(86)	(88)	(40)	(40)	(40)	(29)	(29)
Fuel	(355)	(358)	(361)	(364)	(366)	(369)	(372)	(111)	(112)	(113)	(114)	(115)
Personnel	(173)	(175)	(176)	(177)	(179)	(180)	(181)	(54)	(55)	(55)	(56)	(56)
Materials	(23)	(23)	(23)	(23)	(24)	(24)	(24)	(8)	(8)	(8)	(8)	(8)
Services	(91)	(91)	(92)	(93)	(94)	(94)	(95)	(31)	(31)	(31)	(31)	(32)
Others	(16)	(17)	(17)	(17)	(17)	(17)	(17)	(6)	(6)	(6)	(6)	(6)
Operational Cost	(742)	(747)	(754)	(760)	(765)	(770)	(778)	(250)	(251)	(253)	(244)	(245)
(=) Gross Profit	**545**	**542**	**540**	**537**	**562**	**559**	**557**	**161**	**169**	**168**	**167**	**167**
Gross Margin	*42.3%*	*42.1%*	*41.7%*	*41.4%*	*42.3%*	*42.1%*	*41.7%*	*39.3%*	*40.2%*	*39.9%*	*40.7%*	*40.4%*
Personnel	(104)	(105)	(105)	(106)	(107)	(108)	(109)	(33)	(33)	(33)	(33)	(34)
Materials	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)	(1)
Services	(69)	(69)	(70)	(70)	(71)	(71)	(72)	(23)	(24)	(24)	(24)	(24)
Others	(88)	(89)	(90)	(92)	(93)	(94)	(95)	(66)	(67)	(68)	(69)	(70)
Demobilization	-	-	-	-	-	-	-	-	-	-	(142)	(143)
Operational expenses	(263)	(265)	(268)	(270)	(273)	(275)	(278)	(123)	(124)	(125)	(268)	(271)
(=) EBITDA	**282**	**277**	**272**	**267**	**289**	**284**	**279**	**39**	**45**	**43**	**(101)**	**(105)**
EBITDA Margin	*21.9%*	*21.5%*	*21.0%*	*20.6%*	*21.8%*	*21.4%*	*20.9%*	*9.4%*	*10.8%*	*10.2%*	*(24.6%)*	*(25.5%)*
(-) Depreciation and Amortization	(192)	(188)	(188)	(188)	(198)	(195)	(195)	(195)	(199)	(195)	(195)	(149)
(=) EBIT	**90**	**89**	**84**	**79**	**91**	**89**	**84**	**(156)**	**(153)**	**(153)**	**(296)**	**(254)**
EBIT Margin	*7.0%*	*6.9%*	*6.5%*	*6.1%*	*6.8%*	*6.7%*	*6.3%*	*(38.0%)*	*(36.5%)*	*(36.2%)*	*(72.1%)*	*(61.7%)*
Financial revenues	35	35	35	35	35	35	35	35	44	44	44	44
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	40	41	42	42	43	44	45	46	47	48	49	49
Financial Result	75	76	77	77	78	79	80	81	91	92	93	93
(=) EBT	**165**	**165**	**161**	**156**	**169**	**168**	**164**	**(75)**	**(63)**	**(60)**	**(203)**	**(161)**
EBT Margin	*12.8%*	*12.8%*	*12.4%*	*12.1%*	*12.8%*	*12.7%*	*12.3%*	*(18.2%)*	*(14.9%)*	*(14.4%)*	*(49.4%)*	*(39.1%)*
Income tax and social contribution	(56)	(56)	(55)	(53)	(57)	(57)	(56)	-	-	-	-	-
(=) Net Profit	**109**	**109**	**106**	**103**	**112**	**111**	**108**	**(75)**	**(63)**	**(60)**	**(203)**	**(161)**
Net Margin	*8.5%*	*8.4%*	*8.2%*	*8.0%*	*8.4%*	*8.4%*	*8.1%*	*(18.2%)*	*(14.9%)*	*(14.4%)*	*(49.4%)*	*(39.1%)*

BR PARTNERS

54

Classificação: Confidencial

Projections Summary – Quarterly DRE

Eletronuclear

R$ mm	Projected 1Q42	Projected 2Q42	Projected 3Q42	Projected 4Q42	Projected 1Q43	Projected 2Q43	Projected 3Q43	Projected 4Q43	Projected 1Q44	Projected 2Q44	Projected 3Q44	Projected 4Q44	Projected 1Q45
Electric power supply	465	466	468	469	480	481	483	484	467	468	470	471	128
Gross Revenue	**465**	**466**	**468**	**469**	**480**	**481**	**483**	**484**	**467**	**468**	**470**	**471**	**128**
Revenue Deductions	(44)	(44)	(44)	(44)	(46)	(46)	(46)	(46)	(44)	(44)	(45)	(45)	(12)
(=) Net Revenue	**421**	**422**	**424**	**425**	**434**	**435**	**437**	**438**	**423**	**424**	**426**	**427**	**116**
% Growth	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*2.3%*	*0.2%*	*0.4%*	*0.2%*	*(3.4%)*	*0.2%*	*0.4%*	*0.2%*	*(72.9%)*
Charges	(29)	(29)	(30)	(30)	(30)	(30)	(31)	(31)	(31)	(31)	(32)	(32)	(11)
Fuel	(116)	(117)	(117)	(118)	(119)	(120)	(121)	(122)	(123)	(124)	(125)	(126)	(13)
Personnel	(57)	(57)	(57)	(58)	(58)	(59)	(59)	(60)	(60)	(61)	(61)	(62)	(21)
Materials	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(9)	(9)	(3)
Services	(32)	(32)	(32)	(33)	(33)	(33)	(34)	(34)	(34)	(34)	(35)	(35)	(12)
Others	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(2)
Operational Cost	(247)	(249)	(251)	(253)	(255)	(256)	(259)	(261)	(262)	(264)	(267)	(269)	(60)
(=) Gross Profit	**174**	**173**	**173**	**172**	**180**	**179**	**178**	**177**	**160**	**160**	**159**	**158**	**55**
Gross Margin	*41.4%*	*41.1%*	*40.7%*	*40.5%*	*41.4%*	*41.1%*	*40.7%*	*40.5%*	*37.9%*	*37.7%*	*37.3%*	*37.0%*	*47.8%*
Personnel	(34)	(34)	(34)	(35)	(35)	(35)	(35)	(36)	(36)	(36)	(37)	(37)	(12)
Materials	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(0)
Services	(24)	(24)	(25)	(25)	(25)	(25)	(25)	(26)	(26)	(26)	(26)	(26)	(9)
Others	(71)	(73)	(74)	(75)	(76)	(78)	(79)	(80)	(82)	(83)	(85)	(86)	(29)
Demobilization	(156)	(158)	(159)	(161)	(163)	(165)	(166)	(168)	(170)	(172)	(174)	(175)	(1,393)
Operational expenses	(286)	(289)	(293)	(296)	(300)	(303)	(307)	(311)	(314)	(318)	(322)	(326)	(1,444)
(=) EBITDA	**(112)**	**(116)**	**(120)**	**(124)**	**(120)**	**(125)**	**(129)**	**(133)**	**(154)**	**(159)**	**(163)**	**(168)**	**(1,389)**
EBITDA Margin	*(26.6%)*	*(27.5%)*	*(28.4%)*	*(29.3%)*	*(27.7%)*	*(28.6%)*	*(29.5%)*	*(30.5%)*	*(36.4%)*	*(37.4%)*	*(38.3%)*	*(39.3%)*	*(1200.6%)*
(-) Depreciation and Amortization	(150)	(144)	(144)	(144)	(146)	(140)	(140)	(140)	(142)	(136)	(136)	(136)	(129)
(=) EBIT	**(262)**	**(260)**	**(264)**	**(269)**	**(266)**	**(265)**	**(269)**	**(273)**	**(296)**	**(294)**	**(299)**	**(304)**	**(1,518)**
EBIT Margin	*(62.1%)*	*(61.7%)*	*(62.4%)*	*(63.3%)*	*(61.3%)*	*(60.8%)*	*(61.6%)*	*(62.5%)*	*(69.9%)*	*(69.5%)*	*(70.3%)*	*(71.2%)*	*(1312.3%)*
Financial revenues	44	43	43	42	41	41	40	40	39	38	38	37	36
Financial expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Short-Term Working Capital expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Monetary Corrections	49	49	49	49	48	48	48	48	48	47	47	47	47
Financial Result	93	92	91	91	90	89	88	87	87	86	85	84	82
(=) EBT	**(169)**	**(168)**	**(173)**	**(178)**	**(176)**	**(176)**	**(181)**	**(186)**	**(209)**	**(209)**	**(214)**	**(220)**	**(1,435)**
EBT Margin	*(40.2%)*	*(39.9%)*	*(40.9%)*	*(41.9%)*	*(40.6%)*	*(40.4%)*	*(41.4%)*	*(42.5%)*	*(49.5%)*	*(49.3%)*	*(50.4%)*	*(51.6%)*	*(1241.0%)*
Income tax and social contribution	-	-	-	-	-	-	-	-	-	-	-	-	-
(=) Net Profit	**(169)**	**(168)**	**(173)**	**(178)**	**(176)**	**(176)**	**(181)**	**(186)**	**(209)**	**(209)**	**(214)**	**(220)**	**(1,435)**
Net Margin	*(40.2%)*	*(39.9%)*	*(40.9%)*	*(41.9%)*	*(40.6%)*	*(40.4%)*	*(41.4%)*	*(42.5%)*	*(49.5%)*	*(49.3%)*	*(50.4%)*	*(51.6%)*	*(1241.0%)*

BR Partners

55

Classificação: Confidencial

Summary of Operational Projections

Angra I and Angra II

	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**128**	**128**	**128**	**172**	**172**	**172**	**172**

BR PARTNERS

56

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**223**	**223**	**223**	**223**	**242**	**242**	**242**	**242**

BR PARTNERS

57

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**212**	**212**	**212**	**212**	**186**	**186**	**186**	**186**

BR PARTNERS
58
Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q27	2Q27	3Q27	4Q27	1Q28	2Q28	3Q28	4Q28
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**158**	**158**	**158**	**158**	**99**	**99**	**99**	**99**

BR PARTNERS

59

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q29	2Q29	3Q29	4Q29	1Q30	2Q30	3Q30	4Q30
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**84**	**84**	**84**	**84**	**82**	**82**	**82**	**82**

BR PARTNERS
60
Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q31	2Q31	3Q31	4Q31	1Q32	2Q32	3Q32	4Q32
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**137**	**137**	**137**	**137**	**141**	**141**	**141**	**141**

BR PARTNERS

61

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q33	2Q33	3Q33	4Q33	1Q34	2Q34	3Q34	4Q34
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**145**	**145**	**145**	**145**	**150**	**150**	**150**	**150**

BR PARTNERS

62

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q35	2Q35	3Q35	4Q35	1Q36	2Q36	3Q36	4Q36
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**155**	**155**	**155**	**155**	**160**	**160**	**160**	**160**

BR PARTNERS

63

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q37	2Q37	3Q37	4Q37	1Q38	2Q38	3Q38	4Q38
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	1,205
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
Capex (R$ MM)	**165**	**165**	**165**	**165**	**170**	**170**	**170**	**170**

BR PARTNERS
64
Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q39	2Q39	3Q39	4Q39	1Q40	2Q40	3Q40	4Q40
Installed Capacity (MWm)	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**1,990**	**640**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	1,350	1,350	1,350	1,350	1,350	1,350	1,350	-
Physical Guarantee (MWm)	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**1,715**	**510**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	1,205	1,205	1,205	1,205	1,205	1,205	1,205	-
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**1,515**	**443**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	1,072	1,072	1,072	1,072	1,072	1,072	1,072	-
Capex (R$ MM)	**175**	**175**	**175**	**175**	**158**	**158**	**158**	**158**

BR PARTNERS

65

Classificação: Confidencial

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q41	2Q41	3Q41	4Q41	1Q42	2Q42	3Q42	4Q42
Installed Capacity (MWm)	**640**	**640**	**640**	**640**	**640**	**640**	**640**	**640**
Angra 1	640	640	640	640	640	640	640	640
Angra 2	-	-	-	-	-	-	-	-
Physical Guarantee (MWm)	**510**	**510**	**510**	**510**	**510**	**510**	**510**	**510**
Angra 1	510	510	510	510	510	510	510	510
Angra 2	-	-	-	-	-	-	-	-
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Effective Generation (MWm)	**443**	**443**	**443**	**443**	**443**	**443**	**443**	**443**
Angra 1	443	443	443	443	443	443	443	443
Angra 2	-	-	-	-	-	-	-	-
Capex (R$ MM)	**90**	**90**	**90**	**90**	**93**	**93**	**93**	**93**

BR PARTNERS

Classificação: Confidencial

66

Summary of Operational Projections (Cont.)

Angra I and Angra II

	1Q43	2Q43	3Q43	4Q43	1Q44	2Q44	3Q44	4Q44	1Q45	2Q45	3Q45	4Q45
Installed Capacity (MWm)	**640**	**640**	**640**	**640**	**640**	**640**	**640**	**640**	**213**	**-**	**-**	**-**
Angra 1	640	640	640	640	640	640	640	640	213	-	-	-
Angra 2	-	-	-	-	-	-	-	-	-	-	-	-
Physical Guarantee (MWm)	**510**	**510**	**510**	**510**	**510**	**510**	**510**	**510**	**170**	**-**	**-**	**-**
Angra 1	510	510	510	510	510	510	510	510	170	-	-	-
Angra 2	-	-	-	-	-	-	-	-	-	-	-	-
Unavailability (%)	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**12.1%**	**-**	**-**	**-**
Angra 1	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	13.1%	-	-	-
Angra 2	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	-	-	-
Effective Generation (MWm)	**443**	**443**	**443**	**443**	**443**	**443**	**443**	**443**	**148**	**-**	**-**	**-**
Angra 1	443	443	443	443	443	443	443	443	148	-	-	-
Angra 2	-	-	-	-	-	-	-	-	-	-	-	-
Capex (R$ MM)	**96**	**96**	**96**	**96**	**99**	**99**	**99**	**99**	**35**	**-**	**-**	**-**

BR PARTNERS

67

Classificação: Confidencial

Power Generation Sector Previous Transactions

Date	Target	Buyer	Seller	Purchased Interest of Total Capital (%)	Transaction Value(R$ MM)	Implicit Firm Value(R$ MM)	Operating Installed Capacity (MW)	FV/Operating Installed Capacity (R$ MM/MW)	Implicit FV/ EBITDA
may-21	Complexo de Energia Eólica Voltalia Energia do Brasil	Cia Paranaense de Energia (Copel)	voltalia	100.0%	1,060	1,060	187	5.7	NA
feb-21	Eólica Mangue Seco 2	Cypress Associates, Pirineus Fundo de Investimentos	PETROBRAS	51.0%	33	65	26	2.5	NA
jan-21	Mangue Seco 3 and Mangue Seco 4	V2I Energia (Vinci Partners)	PETROBRAS	49.0%	90	183	78	2.4	NA
dec-20	Complexo de Energia Eólica Santos	AES Tietê Energia	Cubico	100.0%	806	806	159	5.1	NA
aug-20	Ventos da Bahia 1 and 2	Omega Geração	EDF	50.0%	361	1,041	183	5.7	NA
aug-20	Rei dos Ventos 3 Geradora de Energia SA/Brasventos Eolo Geradora de Energia S.A./Brasventos Miassaba	AES Brasil Energia	JMalucelli	100.0%	650	650	187	3.5	NA
jul-20	Santa Vitória do Palmar Holding S.A.	Ômega Geração	Eletrobras	78.0%	1,524	1,954	583	3.4	8.4x
jul-20	AES Tietê Energia S.A.	AES Holdings Brasil Ltda.	BNDES	18.5%	1,267	9,620	3,936	2.4	8.7x
jan-20	Delta Energia 7 and Delta Energia 8	Ômega Geração	Omega	100.0%	283	283	97	2.9	NA
jan-20	Central Geradora Hidrelétrica de Camanducaia	Focus Energia	energia group	100.0%	20	20	3	7.7	NA
mar-19	Equatorial Energia	Canada Pension Plan Investment Board	equatorial ENERGIA	5.0%	1,841	36,816	n.a.	n.a.	NA
feb-19	Atlantic Renováveis	CGN	actis	100.0%	NA	NA	642	NA	NA
dec-18	Complexo Eólico Assuruá	Ômega Geração	CER ENERGIA	100.0%	1,900	1,917	303	6.3	NA

Source: Capital IQ and Market News.

BR PARTNERS

69

Classificação: Confidencial

Power Generation Sector Previous Transactions (Cont.)

Date	Target	Buyer	Seller	Purchased Interest of Total Capital (%)	Transaction Value (R$ MM)	Implicit Firm Value (R$ MM)	Operating Installed Capacity (MW)	FV/Operating Installed Capacity (R$ MM/MW)	Implicit FV/ EBITDA
oct-18	EDP PCH and Santa Fé Energia	Statkraft Energias Renováveis	edp	100.0%	591	704	132	5.3	NA
aug-18	Complexo Pirapora	Ômega Geração	EDF CanadianSolar	50.0%	1,100	1,556	321	4.8	NA
may-18	Costa Rica Energética	C.E.I. - Companhia Energética Integrada	edp	51.0%	44	85	16	5.3	NA
feb-18	Barra dos Coqueiros and Caçu Power Plants	Kinross Brasil Mineração	GERDAU	100.0%	835	837	155	5.4	NA
	Average							**4.6**	**8.6x**
	Median							**5.1**	**8.6x**

EV/Inst. Capacity	**Average**	**4.6x**
	Median	**5.1x**

Source: Capital IQ and Market News.

BR PARTNERS

70

Classificação: Confidencial

Official Documents – Letter No. 433/2021/SE-MME

06/10/2021 18:02 SE/MME - 0552872 - Ofício

MINISTÉRIO DE MINAS E ENERGIA
Secretaria-Executiva
Esplanada dos Ministérios - Bloco U, 7º andar, Brasília/DF, CEP 70065-900
Telefone: (61) 2032-5011/5211 / seexe@mme.gov.br

Ofício nº 433/2021/SE-MME

Ao Senhor
FÁBIO ALMEIDA ABRAHAO
Diretor de Concessões e Privatizações
Banco Nacional de Desenvolvimento Econômico e Social
Av. República do Chile, 100, 22º Andar - Centro
20031-170 - Rio de Janeiro/RJ

C/C:
Ao Senhor
DIOGO MAC CORD DE FARIA
Secretário Especial de Desestatização, Desinvestimento e Mercados
Ministério da Economia
Esplanada dos Ministérios, Bloco K, 7º andar, sala 733
70040-906 - Brasília/DF

Assunto: Premissas para a modelagem relativa à capitalização da Eletrobras

Senhor Diretor,

1. Faço referência ao Processo de Capitalização da Eletrobras, no sentido de informar ao BNDES que o Ministério de Minas e Energia irá instruir processo para o Conselho Nacional de Política Energética – CNPE propondo a este colegiado que o preço de energia de Angra 3 a ser adotado seja aquele que, segundo os estudos contratados pela ETN junto ao BNDES, seja suficiente para cobrir todos os custos de construção, financiamento, considerando sua garantia física, bem como os custos de remuneração do capital, tributários, administrativos e de natureza operacional, que serão atribuídos aos usuários finais do SIN conforme previsto no art. 10 da Lei nº 14.120, de 2021, observadas determinadas premissas a serem estabelecidas em Resolução do CNPE cuja minuta segue em anexo.

2. Sobre o assunto, solicito ao BNDES que, na qualidade de responsável pela execução e acompanhamento do processo de capitalização da Eletrobras, a modelagem da reestruturação societária, prevista pela Lei nº 14.182, de 2021, para segregação de Eletronuclear no âmbito do Projeto de Desestatização de Eletrobras, assuma como premissas:

(i) Que será editado o ato de outorga e que o contrato de comercialização de energia gerada pela Usina de Angra 3 será celebrado; e

(ii) Que o preço da energia no referido contrato será aquele resultante dos estudos do BNDES, conforme condições descritas no primeiro parágrafo deste Ofício.

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06/10/2021 18:02 SE/MME - 0552872 - Ofício

3. Tratando-se, ainda, sobre as premissas que devem ser consideradas pelo BNDES na modelagem da capitalização da Eletrobras, solicito a esse Banco que leve em consideração a permanência das atividades previstas no art. 2 º, parágrafo único do Decreto n º 10.791, de 10 de setembro de 2021, na Eletrobras privada por até 12 meses.

4. Além dessas atividades devem ser considerados que os programas Mais Luz Para Todos e Mais Luz para Amazônia permanecerão sendo operacionalizados pela Eletrobrás privada, por até 12 meses.

5. Ressalto que a Eletrobras continuará a ser remunerada por todas as atividades que desempenhe temporariamente até sua assunção pela ENBpar.

6. Por oportuno, solicito, ainda, a gentileza da adoção de providências pertinentes para atendimento ao pleito, com a urgência que o caso requer, e coloco a equipe deste Ministério à disposição para quaisquer esclarecimentos eventuais que se façam necessários sobre o assunto em pauta.

Atenciosamente,

MARISETE FÁTIMA DADALD PEREIRA
Secretária-Executiva

Documento assinado eletronicamente por **Marisete Fatima Dadald Pereira**, **Secretária-Executiva**, em 06/10/2021, às 15:50, conforme horário oficial de Brasília, com fundamento no § 3º do art. 4º do Decreto nº 10.543, de 13 de novembro de 2020.

A autenticidade deste documento pode ser conferida no site http://www.mme.gov.br/sei/controlador_externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, informando o código verificador **0552872** e o código CRC **D16BD4AC**.

Referência: Caso responda este Ofício, indicar expressamente o Processo nº 48340.000121/2021-89 SEI nº 0552872

https://www.mme.gov.br/sei/controlador.php?acao=documento_imprimir_web&acao_origem=arvore_visualizar&id_documento=706800&infra_sist... 2/2

Source: Capital IQ and Market News.

BR PARTNERS

72

Classificação: Confidencial

Official Documents – Letter No. 433/2021/SE-MME (Schedule - internal draft)

12/10/2021 19:37 SE/MME - 0554716 - Minuta Interna

MINISTÉRIO DE MINAS E ENERGIA

Minuta Interna

CONSELHO NACIONAL DE POLÍTICA ENERGÉTICA - CNPE

RESOLUÇÃO Nº , DE DE OUTUBRO DE 2021.

Estabelece diretrizes para a definição do preço da energia da Usina Termelétrica Nuclear Angra 3.

O PRESIDENTE DO CONSELHO NACIONAL DE POLÍTICA ENERGÉTICA - CNPE, no uso de suas atribuições, tendo em vista o disposto no art. 10 da Lei nº 14.120, de 1º de março de 2021, e o que consta do Processo nº 48340.003363/2021-13, resolve:

Art. 1º O preço da energia elétrica produzida pela Usina Termelétrica Nuclear Angra 3 será o resultante dos estudos do Banco Nacional de Desenvolvimento Econômico e Social - BNDES, e considerará a viabilidade econômico-financeira do empreendimento no prazo do Contrato de Comercialização da Energia da Usina, bem como sua financiabilidade em condições de mercado, de acordo com os seguintes parâmetros:

I - custo de capital próprio de 8,88% ao ano, em termos reais, ao longo do prazo do Contrato de Comercialização da Energia Elétrica produzida pela Usina;

II - os valores de investimento para a implantação de Angra 3, realizados a partir da data-base definida no inciso V e previstos conforme o estudo contratado pela Eletrobras Termonuclear S.A. - Eletronuclear com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES;

III - os dispêndios para amortização e pagamento de juros das dívidas novas e pré-existentes, ou sua eventual conversão, conforme modelagem a ser definida;

IV - conversão em capital de mútuos e Adiantamentos para Futuro Aumento de Capital - AFACs que constem da posição patrimonial na data-base definida no inciso V; e

V - 30 de junho de 2020 como data-base dos estudos referidos no **caput**.

Parágrafo único. Caberá ao BNDES a realização dos melhores esforços na estruturação e captação de novos financiamentos do projeto.

Art. 2º Nos termos do art. 10, § 2º, inciso III, da Lei nº 14.120, de 2021, com vistas a preservar o equilíbrio econômico-financeiro do Contrato, poderá ser realizada revisão extraordinária do preço da energia elétrica a ser homologada pela Agência Nacional de Energia Elétrica - ANEEL.

Art. 3º Nos termos do art. 10, § 4º, da Lei nº 14.120, de 2021, as reduções de custos decorrentes da existência de competição em contratações de fornecedores para conclusão do empreendimento deverão ser incorporadas de forma a reduzir o preço da energia elétrica produzida pela Usina Termelétrica Nuclear Angra 3.

Art. 4º Esta Resolução entra em vigor na data de sua publicação.

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BENTO ALBUQUERQUE

Documento assinado eletronicamente por **Juarez Duarte Franco**, **Agente Administrativo**, em 09/10/2021, às 16:42, conforme horário oficial de Brasília, com fundamento no § 3º do art. 4º do Decreto nº 10.543, de 13 de novembro de 2020.

A autenticidade deste documento pode ser conferida no site http://www.mme.gov.br/sei/controlador_externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, informando o código verificador **0554716** e o código CRC **0C93E57A**.

Referência: Processo nº 48340.003363/2021-13 SEI nº 0554716

https://www.mme.gov.br/sei/controlador.php?acao=documento_imprimir_web&acao_origem=arvore_visualizar&id_documento=...&infra_sist... 2/2

Source: Capital IQ and Market News.

BR PARTNERS

73

Classificação: Confidencial

Schedule 4

Betas of Listed Thermonuclear Generation Companies

Betas of Listed Thermonuclear Generation Companies (1 of 2)

Company	Beta Local 5Y Weekly	R^2	Beta Local 2Y Weekly	R^2	Beta Local 1Y Weekly	R^2
United States– S&P500						
American Electric Power Company, Inc.	0.31	6.0%	1.01	50.6%	0.38	8.7%
Duke Energy Corporation	0.28	6.4%	0.98	50.4%	0.11	1.0%
Energy Harbor Corp.	-	0.0%	0.65	5.4%	0.17	0.3%
Entergy Corporation	0.60	17.3%	1.29	59.5%	0.61	13.6%
Evergy, Inc.	0.42	10.3%	1.11	50.3%	0.24	4.4%
Exelon Corporation	043	14.2%	1.24	69.2%	0.83	33.4%
FirstEnergy Corp.	0.27	3.6%	1.06	40.1%	0.50	8.3%
NextEra Energy, Inc.	0.23	4.1%	1.01	52.2%	0.74	22.8%
NRG Energy, Inc.	0.89	12.2%	1.41	59.5%	1.03	20.4%
PG&E Corporation	1.32	9.5%	2.06	36.9%	0.93	15.8%
Pinnacle West Capital Corporation	0.31	5.9%	1.24	54.7%	0.69	15.3%
PNM Resources, Inc.	0.51	12.8%	1.40	57.9%	(0.04)	0.3%
The Southern Company	0.47	14.7%	1.17	60.8%	0.78	41.2%
Xcel Energy Inc.	0.35	9.2%	1.00	53.3%	0.49	15.4%
Average	**0.45**	**9.0%**	**1.19**	**50.0%**	**0.53**	**14.3%**
Median	**0.42**	**9.3%**	**1.18**	**52.7%**	**0.57**	**14.8%**
Japan - Nikkei 225						
Chubu Electric Power Company, Incorporated	0.18	2.5%	0.40	14.3%	0.71	33.6%
Hokkaido Electric Power Company, Incorporated	0.17	1.1%	0.83	35.4%	0.64	10.9%
Hokuriku Electric Power Company	0.25	2.4%	0.58	23.0%	0.52	14.0%
Kyushu Electric Power Company, Incorporated	0.08	0.2%	0.48	15.7%	0.60	13.6%
Shikoku Electric Power Company, Incorporated	0.15	0.8%	0.67	29.0%	0.57	12.6%
The Chugoku Electric Power Co., Inc.	(0.18)	3.1%	0.26	8.3%	0.49	12.5%
The Kansai Electric Power Company, Incorporated	(0.02)	0.0%	0.78	44.6%	0.63	22.1%
Tohoku Electric Power Company, Incorporated	0.14	1.0%	0.46	19.1%	046	13.4%
Tokyo Electric Power Company Holdings, Incorporated	0.27	1.4%	0.80	24.1%	0.59	4.7%
Average	**0.12**	**1.4%**	**0.59**	**23.7%**	**0.58**	**15.3%**
Median	**0.14**	**1.1%**	**0.59**	**23.7%**	**0.58**	**13.4%**
Spain – IBEX 35						
Endesa, S.A.	0.51	16.7%	0.98	54.5%	0.59	13.8%
Iberdrola, S.A.	0.53	14.8%	0.69	35.9%	0.80	24.0%
Average	**0.52**	**15.7%**	**0.83**	**45.2%**	**0.70**	**18.9%**
Median	**0.52**	**15.3%**	**0.76**	**40.6%**	**0.75**	**21.5%**

BR PARTNERS

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Classificação: Confidencial

Betas of Companies with Thermonuclear Generation Listed (2 of 2)

Company	Beta Local 5Y Weekly	R^2	Beta Local 2Y Weekly	R^2	Beta Local 1Y Weekly	R^2
Suiça – Swiss Market Index (SMI)						
BKW AG	0.20	2.0%	0.30	8.7%	0.58	20.3%
Finlândia – OMX Helsinki 25						
Fortum Oyj	1.18	44.4%	1.12	58.8%	1.00	36.6%
França – CAC 40						
Electricité de France S.A.	0.94	14.3%	1.20	39.8%	1.05	19.7%
Italia – FTSE MIB						
Enel SpA	0.86	30.3%	1.10	59.2%	1.15	48.4%
Romania – BET						
S.N. Nuclearelectrica S.A.	0.24	1.8%	0.49	9.9%	0.11	0.6%
Hong Kong – Hang Seng						
CLP Holdings Limited	0.38	16.7%	0.27	16.9%	0.16	5.1%
Coreia do Sul – KOSPI						
Korea Electric Power Corporation	0.72	16.6%	0.70	20.5%	0.52	9.4%
Global Average	**0.56**	**15.2%**	**0.78**	**33.3%**	**0.64**	**18.9%**
Global median	**0.47**	**14.8%**	**0.73**	**31.7%**	**0.58**	**17.3%**

- The weekly beta value of the Electronuclear sample is **0.80**, while that of the global sample, using the same assumptions, is **0.73** as shown above
- The study of this annex was made to corroborate the immateriality in the difference in betas considering listed companies that have Thermonuclear Generation in addition to the comparables selected for the sample of the Brazilian universe
- Due to regulatory differences for the sector and specifically for Eletronuclear's operation, for the construction of the WACC, only the local sample was chosen for the calculation

BR PARTNERS

Classificação: Confidencial

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Signatures

Signature of legal representative

Signature of legal representative

BR PARTNERS

77

Classificação: Confidencial

ANNEX 10

Eletronuclear Investment Agreement

INVESTMENT AGREEMENT

This Investment Agreement (this “Agreement”) is entered into by and between, on one side:

(i)              EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR, a state-owned company, duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the National Taxpayers’ Registry of the Ministry of Economy (“CNPJ/ME”) under No. 43.913.162/0001-23, with its head office in the city of Brasília, Federal District, at Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, hereby duly represented pursuant to its bylaws (“ENBPar”);

and, on the other side:

(ii)            CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a company of mixed capital (sociedade de economia mista), duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the CNPJ/ME under No. 00.001.180/0001-26, with its head office in the city of Brasília, Federal District, at SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, Zip Code 70716-900, hereby duly represented pursuant to its bylaws (“Eletrobras” and, jointly with ENBPar, hereinafter referred to as “Parties” and, individually, as “Party”);

WHEREAS:

I.       on July 12, 2021, it was issued the Brazilian Law No. 14,182 (“Law 14,182”), which set forth the main terms and conditions for the privatization of Eletrobras (“Privatization”);

II.       Law 14,182 provided that the Privatization will be performed by means of a capital increase of Eletrobras, under a public offering of new common (voting) shares of Eletrobras, with the waiver of preemptive rights by the Federal Government, provided that such offering may occur jointly with the sale of shares issued by Eletrobras and held directly or indirectly by the Federal Government, by means of a secondary public offering of shares (“Global Offer”);

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III.       in accordance with the duties granted by the Brazilian Law No. 13,334, dated September 13, 2016, the Board of the Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos) issued the Resolution No. 203, dated October 19, 2021 (“CPPI Resolution 203”) and Resolution No. 221, dated December 29, 2021 (“CPPI Resolution 221” and, jointly with the CPPI Resolution 203, the “CPPI Resolutions”), providing the details of the operating model, adjustments and conditions for the Privatization;

IV.       the CPPI Resolutions approved the terms and conditions related to the reorganization involving ELETROBRAS TERMONUCLEAR S.A., a company of mixed economy, duly incorporated and existing under the laws of the Federative Republic of Brazil, enrolled with the CNPJ/ME under No. 42.540.211/0001-67, with its head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Candelária, No. 65, 2nd to 14th floor, Zip Code 20091-020 (“Eletronuclear”) (such terms and conditions jointly referred to as “Eletronuclear Reorganization”), in which:

(i)	the signing, between Eletrobras and ENBPar, of an investment agreement providing at least the obligations of the parties to:
(a)	participate in raising new financing for Angra 3 Thermonuclear Power Plant, operated by Eletronuclear (“Angra 3”), by means of granting personal guarantees, as well as by means of transfer of financing in the form of loans to Eletronuclear, in the total amount required for the conclusion of Angra 3, according to the terms of the studies conducted by BNDES as set forth in the Brazilian Decree No. 9,915, dated July 16, 2019 and in the Brazilian Law No. 14,120, dated March 1st, 2021, and proportionally to their participation in the voting capital of Eletronuclear and, for purposes of calculating such proportion, the guarantees, loans and contractual support obligations that already exist between the Federal Government or Eletrobras and Eletronuclear must be disregarded, provided that those guarantees, loans and contractual support obligations must be maintained; and
(b)	perform all acts attributed to them for the purposes of the subscription of new shares of Eletronuclear, as determined by the studies engaged by BNDES, proportionally to their participation in the voting capital of Eletronuclear; and
(ii)	signing, between Eletrobras and ENBPar, of a shareholders’ agreement of Eletronuclear (“Shareholders’ Agreement”) in order to provide for the governance of Eletronuclear, providing at least the following:
(a)	the maintenance of COANGRA, as defined in the Shareholders’ Agreement and in the CPPI Resolutions;

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(b)	ENBPar’s right of first refusal with respect to the sale of shares of Eletronuclear held by Eletrobras; and
(c)	the right of Eletrobras to appoint the Chief Financial Officer of Eletronuclear;

V.       Angra 3 is currently under construction;

THEREFORE, the Parties agree to enter into this Agreement, in accordance with the following terms and conditions:

CHAPTER I – ACTS TO BE PERFORMED ON THE DATE OF THE GLOBAL OFFER SETTLEMENT

1.1        Payment by Eletrobras. To the extent that the Condition Precedent is fulfilled according to the Chapter III below, Eletrobras shall pay 166.379.229.311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86.326.103.046 (eight-six billion, three hundred and twenty-six million, one hundred and three thousand and forty-six) preferred shares by it subscribed in Eletronuclear, in the total amount of R$6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents), on the date of the payment’s receipt of the issued shares price to be issued under the Global Offer by Eletrobras (and by the sellers of the shares issued by Eletrobras, as applicable) (“Global Offer Settlement”), as follows:

a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven Thousand, four hundred and thirty-nine reais and eight-three cents), using priority credits related to priority dividends accumulated against Eletronuclear;

b) R$3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight Thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by Eletrobras at Eletronuclear until January 2022; and

c) the remaining amount, in national currency.

1.2        Payment by ENBPar. To the extent that the Condition Precedent is fulfilled according to the Chapter III below, ENBPar shall pay, in national currency on the Global Offer Settlement date, 141.916.224.437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares by it subscribed in Eletronuclear, in the total amount of R$3,500,000,000.00 (three billion and five hundred million reais).

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1.3        Payment of dividends. To the extent that the Condition Precedent is fulfilled according to the Chapter III below, the Parties shall cause Eletronuclear to, on the Global Offer Settlement date, pay the total minimum dividends approved in accordance with Section 3.1(ii)b).

1.4        Conversion of shares. To the extent that the Condition Precedent is fulfilled according to the Chapter III below, the Parties shall cause Eletronuclear to perform, on the Global Offer Settlement date, all necessary acts to the conversion of the common shares of Eletrobras in preferred shares in the form of adhesion previously carried out by Eletrobras to the optional conversion program.

CHAPTER II – CONTRIBUTION, FINANCING AND GUARANTEE

2.1        Contribution and financing. The Parties shall cooperate with Eletronuclear for the raising of new funds for Angra 3’s construction conclusion, under this Chapter.

2.1.1           Upon agreement between Eletrobras and ENBPar, the provided in this Chapter will apply, as applicable, to new thermonuclear power plants projects and new projects established in the creation law and in Eletronuclear’s bylaws.

2.1.2           If the Parties do not express their interest under the terms of Section 2.1.1, there shall be no obligation to contribute, finance and guarantee the financing operations of new projects.

2.1.3           The Parties shall exercise their voting rights and will instruct the members of the Eletronuclear’s board of directors appointed by them appointed so that the construction or operation of new thermonuclear power plants, as well as other Eletronuclear’s activities, are developed to be compatible with the schedule, feasibility or availability of necessary resources to the construction and operation of Angra 3.

2.1.4           In case the provided in Section 2.1.3 is not complied with, Eletrobras may terminate the Agreement, according to the provided in Section 4.2 below.

2.1.5           The obligations assumed by Eletrobras under the equity support agreement currently in force on behalf of Eletronuclear, under the loan granted by Caixa Econômica Federal, will not be changed by the provisions of this Agreement, so that Eletrobras shall contribute the funds according to the established in that agreement, observing the maintenance, by ENBPar, of the majority of the Eletronuclear’s voting capital stock. If the issuance of new shares under this Section causes ENBPar not to hold Eletronuclear’s corporate control, any other contribution shall be done by Eletrobras by means of advances for future capital increase, loans and other structures that allow the payment or the settlement without the issuance of new common shares;

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2.2        Fundraising. Once defined, in the form of the studies conducted by BNDES provided for in the Decree No. 9,915/19 and in Law No. 14,120/21 (“BNDES Studies”), the necessary volume for the new contributions and new funding to enable the Angra 3 project, the Parties shall, according to the studies (a) cause Eletronuclear to issue new shares, to be subscribed and paid by the Parties (“Capital Contribution”) and (b) cause Eletronuclear’s Executive Officer, with BNDES support and its consultants hired under the agreement No. DAN.A/CT-4500020411, over guidance of the board of directors, search and submit to COANGRA, and subsequently to the Parties, proposals for obtaining such financing from financial institutions comply with the applicable legal requirements thereto (“Financing Proposals”).

2.3        Limits. The Parties will be required to make capital contributions, grant the necessary personal guarantees and/or structure the transfer operations to obtain the funding, according to Capital Contribution and Financing Proposals determined in the BNDES Studies, according to Section 2.2 above and subject to the proportions described in Sections 2.4 and 2.8.

2.3.1           Neither Party shall be required to contribute, guarantee or transfer the superior amounts provided for in this Agreement, pursuant to Sections 2.2, 2.4 and 2.8 (“Funding Commitment”), unless expressly agreed otherwise between the Parties.

2.3.2           Each Party shall honor its Funding Commitment if the other Party has also honored such commitment under this Agreement.

2.4        Capital Inputs. For the purposes of Capital Contributions, the Parties undertake to:

(i)	Within one hundred and twenty (120) days of the study’s conclusion or of the Offer, whichever occurs later, cause Eletronuclear to hold an extraordinary general meeting and to approve an capital increase in Eletronuclear, in amount and according to the payment established in the studies;
(ii)	Ensure that the shares to be issued in the capital increase described in Section 2.4(i) above maintain the same proportion applicable to Eletronuclear between the common and preferred shares, all registered and without par value, whose issuance price will be equivalent to that defined in CPPI Resolutions, updated at the rate of eleven integers and twenty-three hundredths percent (11.23%) per year, in nominal terms, between 04/30/2022 until the last business day of the month of the subscription of shares;
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(iii)	Subscribe and pay the shares pursuant to the capital increase of Section 2.4(i) above, in an amount proportional to their respective participation in the Eletronuclear’s voting capital (not considering the other shareholders) so that the participation of both Parties in the Eletronuclear’s voting capital is maintained.

2.4.1           ENBPar’s Funding Commitment will be subject to compliance with the approval rites and applicable legislation, including, without limitation, the respective budget in the Annual Budget Law (Lei Orçamentária Anual – LOA) for the fiscal year in question.

2.4.2           After complying with the obligations contained in Section 2.4, neither Party will be obliged to make new Capital Contributions.

2.5        Financing Proposal. Each Financing Proposal shall include the best applicable financing conditions (pursuant for in BNDES Studies and market research), considering the following possible structures, respecting the rules on the calculation of the Associated Instalment, as defined and established in Section 2.8:

(i)	Obtaining financing directly by Eletronuclear, with personal guarantees from ENBPar and/or Eletrobras, as appropriate, pursuant to the conditions established in Section 2.6 (“Guaranteed Financing”);
(ii)	Obtaining financing by ENBPar and/or Eletrobras, as appropriate, for subsequent transfer to Eletronuclear, through loans, under the same conditions of the original financing, pursuant to the conditions established in Section 2.7 (“Financing Transference”); or
(iii)	Mixed structure of alternatives (i) and (ii) above (including proportions of different modalities between the Parties).

2.5.1           If one of the Parties understands that satisfactory Financing Proposal have not been received, it shall request Eletronuclear to search new Financing Proposal from different financial institutions, or even search to renegotiate conditions with institutions that have already submitted Financing Proposals. This additional round of search for new Financing Proposals (or renegotiation of Financing Proposals already submitted) will be considered closed after the expiration of one hundred and twenty (120) days from the delivery of the first Financing Proposal by Eletronuclear to the Parties, unless the Parties by mutual agreement decide to extend such period (in any case, the end of such period will be referred to as “End of Search for Financing”).

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2.5.2           Until the End of Search for Financing, the Parties may submit questions regarding Financing Proposals already presented, and the must make Eletronuclear’s executive officer to clarify them with the applicable financial institution in the shortest period possible.

2.5.3           At the End of Search for Financing, the Parties shall make Eletronuclear to appoint which Financing Proposal presented, jointly, the terms and conditions that are more favorable for the final debtor party (that is, Eletronuclear). The most favorable Financing Proposals will be send to COANGRA for approval and communication to the Parties.

2.6        Guaranteed Financing. In the Guaranteed Financing cases, ENBPar and/or Eletrobras, as appropriate, shall grant the necessary personal guarantees to obtain such Guaranteed Financing, in accordance with the following terms:

(i)	The contractual instruments signed under the Guaranteed Financing may (a) establish subsidiary or jointly liability between one Party and Eletronuclear, for the amount guaranteed by such Party, but there will be no subsidiary or jointly obligation between the Parties for the amounts guaranteed by each of them and (b) establish the waiver by the Parties of their rights established in articles 827 and 835 of the Brazilian Civil Code;
(ii)	The Parties shall not be required to grant real guarantees under this Agreement, nor personal guarantees in terms other than those contained in the Financing Proposal or this Agreement;
(iii)	In case of granting a guarantee for an indefinite period, the Parties agree that the right established in article 835 of the Brazilian Civil Code will not be exercised, except upon mutual agreement between the Parties.

2.7        Financing Transference. In the Financing Transference cases, ENBPar and/or Eletrobras shall transfer, by means of granting loans to Eletronuclear, the amounts received, in the following terms:

(i)	The value of the Financing Transference will be obtained by the applicable Parties and, on the same date of its receipt, will be transferred by the applicable Parties to Eletronuclear, through the execution of a loan agreement prepared pursuant to this Section;

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(ii)	The Parties shall make Eletronuclear to afford with all the payments and obligations arising from the Financing Transference, and shall make all the applicable payment to the account and order to the applicable Parties to the Financing Transference creditor, including any taxes applicable to Financing Transference, fines and amounts arising from early maturity of obligations;
(iii)	Alternatively to item (ii) above, in case it proved to be more advantageous during negotiations with potential creditors, the financing may be paid directly by the Parties that have obtained the financing, after receipt by them of the respective payment by Eletronuclear, in order to adequately reflect the structure of guarantees agreed upon in the terms of new financing; and
(iv)	In any of the structures provided above, the loan agreements signed between the Parties and Eletronuclear for the purpose of transferring resources shall replicate the same conditions as the original financing, including terms, administration fees, amortization schedule, interest rates, monetary adjustment criteria, fines, early maturity section and any other conditions that influences the working capital of the Parties.

2.8        Associated Portion. The Parties agree that the total amount of the financing participation, by each Party, by means of Guaranteed Financing, Financing Transference or by a mixed structure (the total amount by each Party hereinafter referred to indistinctly as “Associated Portion”), will be calculated according to the following rules:

2.8.1           The Associated Portion of each Party shall be proportional to its participation in the Eletronuclear’s voting capital (not considering the other shareholders).

2.8.2           Any guarantees, loans and support commitments granted in the context of financing to Eletronuclear by the Parties prior to the execution of this Agreement are not part of the calculation of the Associated Portion.

2.8.3           The Parties undertake to maintain all guarantees, loans and support commitments granted in the context of financing to Eletronuclear by the Parties prior to the execution of this Agreement.

2.8.4           The payment of a Guaranteed Financing or a Financing Transference by Eletronuclear or reduction, for any reason, of the value of the guarantees granted under this Agreement shall not be considered for purposes of calculating the balance of the Associated Portion. After reaching the Associated Portion, neither Party is obligated to participate in new Guaranteed Financing or Financing Transference.

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2.9        Federal Government Guarantee. For each new Financing Proposal that establishes the Federal Government guarantee, ENBPar undertakes to request such guarantee and, if successful, its participation in the financing, for the calculation of the Associated Portion, shall be structured through Financing Transference to ENBPar, with personal guarantee of the Federal Government.

2.9.1	If the Federal Government does not grant the guarantee requested under the terms of Section 2.9, the Parties shall make Eletronuclear to adopt the necessary measures to obtain a new Financing Proposal that does not require such guarantee. In the event that such new Financing Proposal is not obtained and this affects the Angra’s 3 construction schedule, the Parties shall make Eletronuclear’s executive office to present to the shareholders the implications of such lack of financing, propose measures to be adopted by Eletronuclear and held a general meeting of shareholders to resolve on such proposals.
2.9.2	The obligations of each Party in relation to the granting of personal guarantees and operation transfers are subject to the viability of the personal guarantees structure and the operation transfers to the Associated Portion to the other Party, according to the Financing Proposal.
2.9.3	The Associated Portion to ENBPar of the Financing Proposal that does not provide a Federal Governmental guarantee may be structured by means of Guaranteed Financing and/or Financing Transference, which is considered more advantageous for Eletronuclear, according to the Eletronuclear’s executive office proposal, with the Commission grant.

2.10     Capital Insufficiency. In the event of Eletronuclear’s capital insufficiency to comply with its financial obligations related to the Guaranteed Financing, Financing Transference, other Eletronuclear’s obligations granted by the Parties and/or Eletronuclear’s financial obligations towards any of the Parties, after exhausting all attempts to renegotiate the terms and amounts with the respective creditors and, therefore, default being unavoidable, Eletronuclear shall make the payment of such obligations in order to maintain the proportions of the Total Financing Participation in relation to the voting capital held by the Parties.

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3     CHAPTER III – SUSPENSIVE CONDITIONS

3.1        Conditions Precedent. The performance of the acts to be executed on the Global Offer Settlement date, provided for in Chapter I, as well as the validity of the obligations provided in Chapter II, are subject to prior satisfaction of the following suspensive conditions (jointly, “Conditions Precedent”):

(i)	Eletrobras shall have made, between October 2021 and January 2022, contributions in the amount of R$1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais) at Eletronuclear, by means of one or more advance for future capital increase;
(ii)	Eletronuclear’s shareholders shall have approved in the general shareholders’ meeting:
a)	issuance, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two Thousand, nine hundred and fifty-one) new common shares, in the total amount of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three Thousand, six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two Thousand, four hundred and forty-one) new preferred shares, in the total amount of R$2,130,033,121.60 (two billion, one hundred and thirty million, thirty three thousand, one hundred and twenty one reais and sixty cents) (jointly, “New Shares”), provided that, from the total issued amount, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be destined to the capital reserve formation to be used for the payment of the totality of the dividends described in Section 3.1(ii)b), while the remaining amount will be allocated to the share capital account;
b)	statement, by Eletronuclear, of the totality of minimum dividends attributed to preferred shares, to be paid to the capital reserve account, in the amount of R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents);
c)	amendment of Eletronuclear’s bylaws to:

(c.1)       change of the rights (z) of the preferred shares issued by Eletronuclear, extinguishing the right to cumulative dividends and the right to vote in resolutions related to the amendment of Eletronuclear’s bylaws, and giving priority in the capital reimbursement and (y) of the common shares, extinguishing the right to differentiated dividends;

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(c.2) include authorization for dividends payment to the preferred shareholders with rights to cumulative dividends to the capital reserve account mentioned in item (b) above, pursuant to article 17, paragraph 6, of Law No. 6,404, dated December 15, 1976;

(c.3) create a committe for the matters related to the planning and execution of Angra 3, named Statutory Monitoring Committee of the Angra 3 Thermonuclear Power Plant – COANGRA, which will operate until the beginning of Angra’s 3 commercial operation, with the purpose of advising the Board of Directors of Eletronuclear, including the analysis and issuing a prior opinion on the goods contracting, services, construction, financing and guarantees linked to the project, composed of five (5) members, guaranteeing the representative parity of ENBPar and Eletrobras, up to two (2) members appointed by the ENBPar’s directors, and up to two (2) members appointed by Eletrobras’ directors and one (1) external independent member appointed by mutual agreement by Eletrobras and ENBPar, all duly remunerated;

(c.4) change the composition and organization of the board of executive officers’ capacities: (x) segregate the assignments of the Administration and Finance Director in an Administration Director and an Finance Director as long as the Shareholders’ Agreement is valid, and (y) make provision, until the beginning of Angra’s 3 commercial operation, of Angra’s 3 Director office, which will be in charge of coordinating activities to support the conclusion of the services hired with BNDES and contracting engineering services, contracting financing and project management necessary for the conclusion of Angra 3; and

(c.5) set the reimbursement amount in cases of right to withdraw to provide that such amount will be higher between the equity value and the economic value of the respective equity interest, determined in an independent assessment;

d)	program for the optional conversion of ONs issued by it into PNs, at a rate of 1:1, respecting the limit provided for in §2 of article 15 of Law No. 6,404/1976, already considering for this purpose the effective subscription of New Shares, according to items (iii) and (v) below.
(iii)	Eletrobras must have subscripted of the shares indicated in Section 1.1, and the respective payment must take place on the Global Offer’s Settlement date, according to Section 1.1;

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(iv)	Eletrobras shall have validly and effectively assigned to ENBPar, without charge, preference rights to the subscription of the shares indicated in Section 1.2, issued according to item (ii) above, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais);
(v)	ENBPar shall have exercised its preference rights to the subscription of the shares indicated in Section 2.1, assigned in the terms of item (iv) above, and the payment must occur in the Global Offer Settlement date, in national currency;
(vi)	Eletrobras shall have adhered the optional conversion program of the letter (d) of item (ii) above, covering the largest volume of ONs held by Eletrobras as possible, respecting the applicable legal limit;
(vii)	Eletrobras and ENBPar shall have sign the Shareholders’ Agreement in order to provide for the governance of Eletronuclear, providing at least, the matters set forth in item (ii) of the Whereas IV of the Agreement;
(viii)	Eletrobras and ENBPar shall have sign an agreement that disciples the operational transaction of the management and assignment of sales agreements under the Program to Encourage Alternative Sources of Energy (Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA), the management of the current account named National Program for the Preservation of Electricity (Programa Nacional de Conservação de Energia Elétrica – Procel), the financing agreement that uses the Global Reservation of Reversion (Reserva Global de Reversão – RGR), the programs of More Electricity to Amazônia and Electricity for All (Mais Luz para a Amazônia e Luz para Todos) and the management of the Federal Government assets provided in Law-Decree No. 1,383, dated December 26, 1974, as well as the assumption, by Eletrobras, without charge, to provide support and advice to ENBPar to the management of the activities, including training, availability of databases and information;
(ix)	Eletrobras shall have transferred to Eletronuclear the ownership of the quotas of the Decommissioning Fund (Fundo de Descomissionamento) for nuclear power plants, provided for in Resolution No. 8, dated September 17, 2002, of the National Political, Social, and Economic Council (Conselho Nacional de Política Econômica – CNPE), with the compensation of the transfer obligations of the associated resources between the companies;
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(x)	Global Offer Settlement in the terms approved by CPPI shall have occured; and
(xi)	Eletronuclear and Eletrobras shall have not approved any act until the Global Offer Settlement that may substantially change the economic and financial situation of Eletronuclear and/or compromise the execution of this Agreement sections, in order to significantly change or make it impossible to sign.

3.1.1           As Partes concordam que a eventual satisfação de quaisquer das Condições Suspensivas antes mesmo da assinatura do presente Acordo não deverá de nenhuma forma afetar este Acordo ou a necessidade de satisfação das demais Condições Suspensivas.

3.2        Parties’ Obligations. In accordance with Law 14,182 and the CPPI Resolutions, each Party shall perform any and all acts that were attributed to them and that may be required for the satisfaction of the Conditions Precedent, to the extent that all legal provisions required for such are duly complied with and to the extent that all applicable corporate and governance approvals required for such are duly obtained.

3.3        Conditioning Effectiveness. The Conditions Precedent will be considered satisfied even if the act in it described be practice or approved with its effectiveness conditioned to the Global Offer Settlement (hypothesis in which the satisfaction of the Conditions Precedent in question will occur with the Global Offer Settlement).

3.4        Negative Covenant. Until the satisfaction of the Conditions Precedent, the Parties shall make Eletronuclear to not practice any act or fact that may harm, delay or otherwise negatively affect the Eletronuclear Reorganization.

CHAPTER IV – EFFECTIVENESS AND TERMINATION

4.1        Effectiveness. This Agreement shall remain in effect for fifteen (15) years, and it shall be automatically terminated by that term, except if otherwise agreed between the Parties. Notwithstanding the foregoing, this Agreement may be terminated by means of mutual agreement in writing between the Parties.

4.2        Effects of the termination. Notwithstanding the termination of this Agreement pursuant to the terms of Section  4.1, the following obligations of the Parties shall survive the termination of this Agreement:

(i)	the provisions of Chapters IV and V;
(ii)	the obligations undertaken by the Parties and Eletronuclear under the Guaranteed Financings and the Financings with Transfer of Funds that were already signed at the time, including loans performed by the Parties to Eletronuclear in accordance with this Agreement; and

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(iii)	in the event of a granting of guarantee for undetermined term, the Parties agree that the right set forth in article 835 of the Civil Code shall not be exercised, except if previously agreed by Eletronuclear.
5	CHAPTER V – MISCELLANEOUS

5.1        Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Federative Republic of Brazil.

5.2        Dispute Resolution. Disputes, controversies and/or differences between the Parties related to or in connection with this Agreement, and provided that they involve exclusively corporate law matters, as well as available equity rights, according to article 1, paragraph 1, of the Brazilian Law No. 9,307, dated September 23, 1996 (“Arbitration Law”), shall be definitively settled by arbitration administered by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (the “Chamber”) in accordance with the Rules of the Chamber (the “Regulation”), in effect at the time of arbitration, as it does not conflict with this Agreement, except as they may be modified herein. The arbitration will be by law, and the arbitration panel shall not rule based on equity.

5.2.1           The arbitration panel shall be composed by three (3) arbitrators, and the appointment of such arbitrators shall be provided in the Regulation, provided that the third arbitrator, that shall act as the arbitration panel’s chairman, will be chosen by the Parties according to the list prepared by the other arbitrators.

5.2.2           The arbitration shall have its seat in the city of [•], State of [•], Brazil, and shall be conducted in Portuguese. The arbitration shall be processed and judged in accordance with the Brazilian laws.

5.2.3           The Parties may only seek injunctions and other provisional remedies that are expressly subject to revision by the arbitration panel. Before the arbitration panel’s formation, injunctions and other provisional remedies and/or enforcement actions, as applicable, may be required, at the option of the interested party, (i) in the jurisdiction of the seat of arbitration; or (ii) in an emergency arbitration proceeding according to the Regulation. After the arbitration panel’s formation, any other legal remedies authorized by the Arbitration Law shall be required in the jurisdiction of [•], State of [•], Brazil.

5.2.4           The resolution of any dispute that is not in the scope of the arbitration provided for in Section 5.2 above shall occur at the regular courts, in the jurisdiction of [•], State of [•], Brazil, which is hereby exclusively chosen by the Parties.

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5.3        Extrajudicial Title. The Parties acknowledge that this Agreement constitutes an extrajudicial title, in accordance to article 784 of the Brazilian Law No. 13,105, dated March 16, 2015.

5.4        Penalties. Notwithstanding the right stablished in Section 5.3 above, upon any default of the Agreement, the defaulting Party shall pay to the harmed Party a daily fine in the amount of [=] as long as such default if not cured, in addition to the applicable losses and damages.

5.5        Notices. All notices, consents, requests and other communications required or permitted hereunder shall be in writing and delivered to the applicable person in person, by recognized courier service, or registered mail, e-mail or recognized express delivery service, provided that in any case it shall be delivered with proof of receipt, to the address indicated in the preamble of this Agreement.

If to ENBPar, to:

[full name], [telephone], [e-mail]

At Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, Brasília, Distrito Federal

If to Eletrobras, to:

[full name], [telephone], [e-mail]

At SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, city of Brasília, Distrito Federal, Zip Code 70716-900

5.5.1           Any notice, consent, request and other communication required or permitted hereunder shall be deemed to have been duly delivered (i) on the day of delivery, if delivered in person; or (ii) on the date that proof of receipt is issued, if sent by registered mail, courier service or express delivery service.

5.6        Binding Effect; Assignment. This Agreement is binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not assignable by any Party without the prior written consent of the other Party.

5.7        Taxes. All and any taxes, charges and contributions of any nature that levied or that will levy on the transactions provided in this Agreement will be the responsibility of and shall be paid by the respective party that is considered as responsible therefor according to the applicable tax law.

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5.8        Voting Commitment. The Parties undertake to vote, and to make the management of Eletronuclear that they indicated to vote, in a manner to comply with the terms and conditions set forth in this Agreement, and will abstain, and will make Eletronuclear to abstain, to practice any act that violate this Agreement.

5.9        Irrevocability and irreversibility. This Agreement is executed between the Parties in irrevocable and irreversible character, for all rights end, except the provisions provided otherwise in the applicable law, and binds not only the Parties, but also their respective successors and assignees that undertake the obligations hereunder at any title.

IN WITNESS WHEREOF, the Parties enter into this Agreement in two (2) counterparts of same content and form, in the presence of the two (2) witness identified below.

[•] [•], 2021

[Signature page below]

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__________________________________________________ EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR By: Title:
__________________________________________________ CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By: Title:

Witnesses:

_________________________________________ Name: ID: CPF/ME:	__________________________________________________ Name: ID: CPF/ME:

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ANNEX 11

Eletronuclear Shareholders’ Agreement

SHAREHOLDER’S AGREEMENT

This Shareholder’s Agreement (this “Agreement”) is entered into by and between, on one side:

(i)            EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR, a state-owned company, duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the National Taxpayers’ Registry of the Ministry of Economy (“CNPJ/ME”) under No. 43.913.162/0001-23, with its head office in the city of Brasília, Federal District, at Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, hereby duly represented pursuant to its bylaws (“ENBPar”);

And, on the other side:

(ii)           CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a company of mixed capital (sociedade de economia mista), duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with the CNPJ/ME under No. 00.001.180/0001-26, with its head office in the city of Brasília, Federal District, at SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, Zip Code 70716-900, hereby duly represented pursuant to its bylaws (“Eletrobras” and, jointly with ENBPar, hereinafter referred to as “Parties” and, individually, as “Party”);

WHEREAS:

I.       on July 12, 2021, it was issued the Brazilian Law No. 14,182 (“Law 14,182”), which set forth the main terms and conditions for the privatization of Eletrobras (“Privatization”);

II.       Law 14,182 provided that the Privatization will be performed by means of a capital increase of Eletrobras, under a public offering of new common (voting) shares of Eletrobras, with the waiver of preemptive rights by the Federal Government, provided that such offering may occur jointly with the sale of shares issued by Eletrobras and held directly or indirectly by the Federal Government, by means of a secondary public offering of shares (“Global Offer”);

III.       in accordance with the duties granted by the Brazilian Law No. 13,334, dated September 13, 2016, the Board of the Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos) issued the Resolution No. 203, dated October 19, 2021 (“CPPI Resolution 203”) and Resolution No. 221, dated December 29, 2021 (“CPPI

Resolution 221” and, jointly with the CPPI Resolution 203, the “CPPI Resolutions”), providing the details of the operating model, adjustments and conditions for the Privatization;

IV.       the CPPI Resolutions approved the terms and conditions related to the reorganization involving ELETROBRAS TERMONUCLEAR S.A., a company of mixed economy, duly incorporated and existing under the laws of the Federative Republic of Brazil, enrolled with the CNPJ/ME under No. 42.540.211/0001-67, with its head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Candelária, No. 65, 2nd to 14th floor, Zip Code 20091-020 (“Eletronuclear”) (such terms and conditions jointly referred to as “Eletronuclear Reorganization”), in which:

(i)	the signing, between Eletrobras and ENBPar, of an investment agreement providing at least the obligations of the parties to:
(a)	participate in raising new financing for Angra 3 Thermonuclear Power Plant, operated by Eletronuclear (“Angra 3”), by means of granting personal guarantees, as well as by means of transfer of financing in the form of loans to Eletronuclear, in the total amount required for the conclusion of Angra 3, according to the terms of the studies conducted by BNDES as set forth in the Brazilian Decree No. 9,915, dated July 16, 2019 and in the Brazilian Law No. 14,120, dated March 1st, 2021, and proportionally to their participation in the voting capital of Eletronuclear and, for purposes of calculating such proportion, the guarantees, loans and contractual support obligations that already exist between the Federal Government or Eletrobras and Eletronuclear must be disregarded, provided that those guarantees, loans and contractual support obligations must be maintained; and
(b)	perform all acts attributed to them for the purposes of the subscription of new shares of Eletronuclear, as determined by the studies engaged by BNDES, proportionally to their participation in the voting capital of Eletronuclear; and
(ii)	signing, between Eletrobras and ENBPar, of a shareholders’ agreement of Eletronuclear (“Shareholders’ Agreement”) in order to provide for the governance of Eletronuclear, providing at least the following:
(a)	the maintenance of COANGRA, as defined in the Shareholders’ Agreement and in the CPPI Resolutions;
(b)	ENBPar’s right of first refusal with respect to the sale of shares of Eletronuclear held by Eletrobras; and
(c)	the right of Eletrobras to appoint the Chief Financial Officer of Eletronuclear;

VI.       Eletrobras’ shareholders approved the Eletronuclear Reorganization, which includes the signing of the Investment Agreement, signed on [date] and is on the Schedule I of this Agreement) and this Agreement;

VI.       The Investment Agreement provides the acts to be executed on the Global Offer settlement will only be executed after the compliance of the conditions provided in that agreement; and

VII.       Angra 3 is currently under construction;

THEREFORE, the Parties agree to enter into this Agreement, in accordance with the article No. 118 of Law No. 6,404/1976 in order to provide for the governance of Eletronuclear, providing the following:

CHAPTER I – SUSPENSIVE CONDITIONS

1.1       Suspensive Conditions. The effective date of this Agreement is subject to the performance of the acts described in Chapter I of the Investment Agreement and the Global Offer settlement.

CHAPTER II – GENERAL PRINCIPLES

2.1       All Shares from time to time, shall be subject to this Agreement.

2.1.1         For the purposes of this Agreement, “Share” and “Shares” means any shares issued by Eletronuclear held, on the date hereof, or to be held in the future by the Parties, at any title, from time to time; provided that all Shares are subject to this Agreement, including: (i) any shares issued by Eletronuclear arising from subscription, acquisition, Share bonuses, and/or split or reverse split of Shares, dividends distribution with the payment in shares or that will be held by any Party as a result of the incorporations (including of shares), mergers, spin-off or any other corporate reorganization or as a result of a purchase option or any other form; (ii) any titles, convertible or exchangeable security into shares and/or share’s subscription rights issued by Eletronuclear, including the right to subscribe (to the acquisition and/or subscription), priority rights and right of first offer, call option or put option and/or priority, that shall be acquired or granted any time to the Parties; (iii) any shares that may be held by the Parties as a result of the conversion or exercise of any of the security and/or rights provided for in item “ii” above; (iv) any Eletronuclear shares that may be held by the Parties, in any capacity, including by means of shares’ acquisition from other Eletronuclear shareholders or as a result of succession in any capacity; (v) any subscription bonus, debentures or any other security and/or convertible security into Shares issued by Eletronuclear held, or that may be held, by the Parties, as well as the shares resulting from the conversion of such subscription bonus, debentures or other security into shares; and (vi) any security issued by other people that may replace the Shares due to a spin-off, merger, extinction, incorporation, incorporation of shares, contribution to a capital increase or any other form of corporate reorganization involving Eletronuclear and its issued shares.

2.2       The Parties may not enter into any other shareholder agreements that bind, directly or indirectly, their Shares, or any other agreement or contract that regulates the voting rights of the Parties and/or that is contrary or incompatible with the provisions of this Agreement.

2.3       Pursuant to §8 of article 118 of Law No. 6.404, dated December 15, 1976, the presidents of the Eletronuclear’s general meeting or of the meetings of the management offices of Eletronuclear shall not compute any vote cast in disagreement with the provisions herein, observing the provisions of §9 of article 118 mentioned above, in the event of non-attendance or abstention from voting in resolutions of general meetings or meetings of the Board of Directors of Eletronuclear.

2.3.1         The Parties undertake to vote and to cause the members of the board of directors of Eletronuclear appointed by them to vote in order to comply with the terms and conditions set forth in this Agreement, and shall abstain, and shall cause Eletronuclear refrain from performing any act that violates the provisions of this Agreement. If one or more matters regulated herein have been approved prior to the effectiveness of this Agreement, the Parties shall remain obliged not to change them during the period of execution.

2.3.2         As a condition of their election, the directors and officers appointed by the Parties shall expressly declare that they are aware of and in accordance with the provisions of this Agreement, and in good faith, shall comply with such provisions, including the obligations of the Parties that indicated them, as applicable.

2.4       The Parties shall exercise their voting rights and instruct the members of Eletronuclear's board of directors appointed by them so that (i) the Investment Agreement, including the provisions of Sections 2.2 and 2.4 of such instrument, is duly observed, and (ii) the construction or operation of new thermonuclear plants, as well as other activities by Eletronuclear, are developed in such a way as to make their activities compatible with the schedule, feasibility or availability of resources necessary for the construction and operation of Angra 3.

CHAPTER III - MANAGEMENT

3.1       Board of Directors. The Parties hereby agree to exercise its voting rights in the general meetings of Eletronuclear that the Board of Directors shall be comprised of seven (7) board members, and one of them being appointed as president.

3.1.1         During the term of this Agreement, the Parties shall exercise their voting rights at Eletronuclear's general shareholders' meetings to appoint members of the Board of Directors, so that it is ensured that (i) ENBPar always appoints the majority of the members , including the president, and one of such directors must be appointed by the supervising Ministry to which Eletronuclear is bound, (ii) Eletrobras appoints 1 (one) member, unless a greater number is obtained by the adoption of election by multiple vote, and (iii) the employees appoint 1 (one) member.

3.2          Executive Board. The Parties hereby agree to exercise its voting rights in the general meetings of Eletronuclear in order to create and maintain, during the term of this Agreement, the positions of Chief Administrative Officer and Chief Financial Officer (in place of the Chief Administrative and Financial Officer), and create and maintain the position of Chief Angra 3 Officer, the latter being responsible for coordinating activities to support the completion of services contracted with BNDES, contracting engineering services, contracting financing and project management, necessary for the completion of Angra 3.

3.2.1         During the term of this Agreement, Eletrobras shall appoint the Chief Financial Officer of Eletronuclear, so that the Parties shall instruct the members of the Board of Directors appointed by them to vote in favor of the election of such person.

3.2.2         After the beginning of the commercial operation of Angra 3, the Parties shall cause a general meeting of shareholders of Eletronuclear to be held to resolve on the amendment of Eletronuclear's Bylaws for the extinction of the position of Officer of Angra 3, and the Parties shall vote in favor of such resolution.

3.3          Eletronuclear’s Audit and Risk Committee. The Parties will adopt the necessary measures to segregate the current Audit and Risk Committee into 2 (two) distinct committees - an Audit Committee and a Risk Committee - according to attributions to be indicated by the Board of Directors of Eletronuclear, always subject the provisions of the applicable legislation, in particular Law No. 13.303/2016 and Decree No. 8.945/2016. Furthermore, the Parties shall ensure that the Eletronuclear’s Bylaws provide for the maintenance of such committees, as advisory bodies directly linked to the Eletronuclear’s Board of Directors.

3.3.1         The Parties agree that the Audit Committee and the Risk Committee will each be composed of 5 (five) members, all chosen and elected by the Board of Directors of Eletronuclear, as follows:

(i) three (3) members appointed from among the board of directors, two (2) from among the board members appointed by ENBPar and one (1) from among the independent members; and

(ii) two (2) external and independent members, according to the independence criteria contained in Section 4.3 below and observing the provisions of Section 3.3.2 below, and the coordinator of the Audit Committee will be one of these independent members.

3.3.2         The appointment of the members described in Section 3.3.1(ii) above shall be preceded by a selection process with the support of a consultancy specialized in the recruitment of senior executives and members of advisory committees..

3.4          Other Advisory Committees. The Parties will adopt the necessary measures to ensure that Eletronuclear's Bylaws provide that the Board of Directors of Eletronuclear will rely on the advice of ENBPar's Governance and Sustainability Committee, as well as ENBPar's People, Eligibility, Succession and Compensation Committee in the regarding the attributions of the Eligibility Committee provided for in Law No. 13,303/2016 and its regulations.

CHAPTER IV – ANGRA 3 STATUTORY MONITORING COMMITTEE

4.1       COANGRA. The Parties undertake to ensure that the Board of Directors install and maintain, until the beginning of commercial operation of Angra 3, a statutory committee for matters related to the planning and execution of Angra 3, with its own budget, which will have the purpose of Eletronuclear's Board of Directors advise, including performing analysis and issuing a prior opinion on the contracting of goods, services, works, financing and guarantees linked to the Angra 3 project (“COANGRA”).

4.2       Composition. The Parties shall ensure that COANGRA is composed of five (5) members, all duly compensated, to be appointed by the Board of Directors of Eletronuclear for a term of three (3) years, reelection being allowed, with parity of representative members being guaranteed ENBPar and Eletrobras:

(i)	up to two (2) members will be appointed by the members of the Board of Directors appointed by ENBPar;
(ii)	up to two (2) members will be appointed by the members of the Board of Directors appointed by Eletrobras; and
(iii)	one (1) member will be external and independent, appointed by mutual agreement between Eletrobras and ENBPar, subject to the independence requirements established in this Agreement.

4.2.1         In the event of resignation, dismissal, death or permanent impediment of any member of COANGRA, as well as at the end of the term of office of a member of COANGRA, its replacement will be appointed (i) by the Party that appointed the member to be replaced or (ii) by both parties, in the case of the independent member of COANGRA.

4.2.2         Any Party that wishes to replace a COANGRA member appointed by it may do so, at any time, by sending a written communication to Eletronuclear and the other Party and, upon receipt of such notification, the chairman of the Board of Directors of Eletronuclear shall convene a meeting of the Board of Directors of Eletronuclear so that the referred replacement may be deliberated and approved. The independent member of COANGRA may only be replaced upon agreement of both Parties.

4.2.3         The Parties expressly acknowledge that the members of COANGRA will be appointed exclusively as provided for in this Chapter IV.

4.3       Independent member of COANGRA. A natural person who meets the eligibility criteria of an independent board member under the terms of article 22, paragraph 1, of Law No. 13.303, dated June 30, 2016, and article 36, paragraph 1, of the Decree nº 8.945, dated December 27, 2016 and pursuant to the Regulation of Level 2 of Corporate Governance of B3 S.A. – Brasil, Bolsa, Balcão, or rules that replace them, respecting the strictest criteria, in case of divergence between the rules.

4.3.1         Within up to five (5) business days prior to the appointment or, in the event of dismissal, death, permanent impediment or resignation or at the end of the term of office of the independent member of COANGRA, each Party may send it to the other Party other two (2) names of candidates for the position of independent member of COANGRA, accompanied by the curriculum of such candidates, indicating the experiences that make them suitable candidates for the position, and also providing the documents and information that are reasonably necessary for the verification of the independence requirements established in this Agreement. If neither Party submits names of candidates for the position of independent member within the aforementioned period, the COANGRA members appointed by them may submit such names (together with the documents and information referred to above) within an additional period of five (5) days from the end of the aforementioned period, maintaining the obligation to comply with legal requirements.

4.3.2         After the deadline for submitting the names of candidates for the position of independent member of COANGRA established in Section 4.3.1, the Parties shall, by mutual agreement, choose one of such candidates, within a period of five (5) days counted the expiration of the aforementioned period. If, within this period, the Parties do not reach an agreement, the independent member will be chosen by drawing lots from among the nominated candidates.

CHAPTER V – ENCUMBRANCE AND TRANSFER OF SHARES

5.1       Share encumbrance. The Parties undertake not to create any liens, individually and voluntarily, on the Shares, in any capacity and by any means, in whole or in part, directly or indirectly, unless mutually agreed between the Parties.

5.2       Transfer of Shares. The transfer of Shares by any Party will be cumulatively conditioned:

(i)	compliance with this Chapter V and of art. 177, item V, of the Federal Constitution and art. 118 of Law 6.404/1976;
(ii)	the simultaneous formal and unrestricted adhesion of the assignee to this Agreement, through the signature of the term of adhesion to this Agreement, and such assignee shall be bound by all the terms and conditions of this Agreement; and
(iii)	the receipt of all consents and authorizations from government entities necessary as a result of the transfer, and the costs related to obtaining such consents and authorizations shall be the responsibility of the transferee or the transferring Shareholder, as the case may be, in the form agreed by them.

5.3       Preemptive right. In the event that Eletrobras receives a proposal from any person to transfer part or all of the Shares owned by it ("Shares Offered"), ENBPar will have the preemptive right to acquire all (and not less than all) of the Offered Shares, for the same price and under the same terms and conditions of a binding offer presented by the proposing person (“Preemptive Rights”), except for the provisions of Section 5.3.7 In this sense, Eletrobras must notify ENBPar of the start of a process for the sale of Offered Shares.

5.3.1         Upon receipt of a binding proposal, Eletrobras shall send a written notification to ENBPar (“Proposal Notification”), indicating: (i) the number, type and class of the Shares Offered; (ii) the complete qualification of the applicant, its main activity and, if it is a legal entity, the indication of its controllers; (iii) the main terms and conditions of the proposal, including the price offered per Share Offered and the payment terms and conditions; and (iv) other conditions of transfer, such as warranties and indemnity terms, attaching a copy of the proposal ("Proposal").

5.3.2         Within a period of one hundred and twenty (120) days counted from the receipt of the Notification of the Proposal, ENBPar may send a notification to Eletrobras ("Notification of Preference") informing if: (i) it wishes to exercise the Right of Preference for the acquisition of all (and not less than all) of the Offered Shares, for the sale price and under the same terms and conditions of the Proposal, except for the provisions of Section 5.3.7; or (ii) does not wish to acquire the Offered Shares, it being agreed that the silence or untimely sending of the Preference Notice will be interpreted as a decision by ENBPar not to exercise the Preemptive Right.

5.3.3         In case ENBPar exercises its Preemptive Right, ENBPar and Eletrobras shall draw up the corresponding share transfer term in the registered share transfer registry book and the registration in the registered share registry book of Eletronuclear and/or the signature of other applicable documents and measures, given that the transfer of the Offered Shares and the payment of the price will occur under the same terms of the Proposal, except for the provisions of Section 5.3.7.

5.3.4         In case ENBPar: (i) does not timely deliver the Notice of Preference; and/or (ii) deliver such notification stating that it does not want to acquire the Offered Shares, Eletrobras will be free to transfer the Offered Shares to the proposing person, exactly under the same terms and conditions stated in the Notification of the Proposal and provided that the transfer is consummated within one hundred and twenty (120) days from the end of the period provided for in Section 5.3.2 above.

5.3.5         After the period mentioned in Section 5.3.4 above has elapsed without the transfer of the Offered Shares to the proposing person having occurred, if Eletrobras still wishes to transfer the Offered Shares, it must repeat the procedure of this Chapter V. In the event that the person proposing changes the terms of the Proposal, it shall be considered a new proposal and the mechanism referred to in this Chapter V shall be repeated.

5.3.6         If authorizations from any governmental entities or approvals from third parties are required for the transfer of Offered Shares in compliance with the rights and obligations contained in this Chapter V, the applicable deadlines for completion of the transfer in question will be suspended from the moment in which said authorization or approval is required until such time as authorization is granted or denied.

5.3.7         The Parties agree that ENBPar's payment obligation for the acquisition of the Shares offered as a result of its exercise of the Preemptive Right will always observe the following:

(i)	The price to be paid by ENBPar will always be in national currency. If the Proposal contains an offer for payment in goods or foreign currency, Eletrobras shall indicate in the Proposal Notification what is its corresponding value in national currency, observing the exchange rate on the date of the proposal; and
(ii)	The payment term, by ENBPar, of the Offered Shares will never be less than one hundred and twenty (120) days from the promulgation date of the Annual Budget Law (Lei Orçamentária Annual - LOA) for the fiscal year following the exercise date of the Preemptive Right.

CHAPTER VI – EFFECTIVENESS AND TERMINATION

6.1       Effectiveness. This Agreement shall remain in effect for fifty (50) years, and it shall be automatically renewed by successive periods if it is not terminated by any Party at least six (6) months prior the effective term of the Agreement. Notwithstanding, this Agreement (i) may be terminated by mutual and written agreement between the Parties and (ii) shall be automatically terminated if Eletrobras no longer holds at least fifty percent (50%) of the total share capital of Eletronuclear and one (1) common share.

6.2       Effects of Termination. Notwithstanding the termination of this Agreement pursuant to Section 6.1, the obligation of the Parties provided in Chapter VII shall survive the termination of this Agreement.

CHAPTER VII – MISCELLANEOUS

7.1       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Federative Republic of Brazil.

7.1       Dispute Resolution. Disputes, controversies and/or differences between the Parties related to or in connection with this Agreement, and provided that they involve exclusively corporate law matters, as well as available equity rights, according to article 1, paragraph 1, of the Brazilian Law No. 9,307, dated September 23, 1996 (“Arbitration Law”), shall be definitively settled by arbitration administered by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (the “Chamber”) in accordance with the Rules of the Chamber (the “Regulation”), in effect at the time of arbitration, as it does not conflict with this Agreement, except as they may be modified herein. The arbitration will be by law, and the arbitration panel shall not rule based on equity.

7.1.1         The arbitration panel shall be composed by three (3) arbitrators, and the appointment of such arbitrators shall be provided in the Regulation, provided that the third arbitrator, that shall act as the arbitration panel’s chairman, will be chosen by the Parties according to the list prepared by the other arbitrators.

7.1.2         The arbitration shall have its seat in the city of [•], State of [•], Brazil, and shall be conducted in Portuguese. The arbitration shall be processed and judged in accordance with the Brazilian laws.

7.1.3         The Parties may only seek injunctions and other provisional remedies that are expressly subject to revision by the arbitration panel. Before the arbitration panel’s formation, injunctions and other provisional remedies and/or enforcement actions, as applicable, may be required, at the option of the interested party, (i) in the jurisdiction of the seat of arbitration; or (ii) in an emergency arbitration proceeding according to the Regulation. After the arbitration panel’s formation, any other legal remedies authorized by the Arbitration Law shall be required in the jurisdiction of [•], State of [•], Brazil.

7.1.4         The resolution of any dispute that is not in the scope of the arbitration provided for in Section 7.1 above shall occur at the regular courts, in the jurisdiction of [•], State of [•], Brazil, which is hereby exclusively chosen by the Parties.

7.2       Extrajudicial Title. The Parties acknowledge that this Agreement constitutes an extrajudicial title, in accordance to article 784 of the Brazilian Law No. 13,105, dated March 16, 2015.

7.3       Notices. All notices, consents, requests and other communications required or permitted hereunder shall be in writing and delivered to the applicable person in person, by recognized courier service, or registered mail, e-mail or recognized express delivery service, provided that in any case it shall be delivered with proof of receipt, to the address indicated in the preamble of this Agreement.

If to ENBPar, to:

[full name], [telephone], [e-mail]

At Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, Brasília, Distrito Federal

If to Eletrobras, to:

[full name], [telephone], [e-mail]

At SCN square 06, tower “A”, block “A”, 6th floor, Shopping ID, city of Brasília, Distrito Federal, Zip Code 70716-900

7.3.1         Any notice, consent, request and other communication required or permitted hereunder shall be deemed to have been duly delivered (i) on the day of delivery, if delivered in person; or (ii) on the date that proof of receipt is issued, if sent by registered mail, courier service or express delivery service.

7.4       Binding Effect; Assignment. This Agreement is binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not assignable by any Party without the prior written consent of the other Party.

7.5       Agreement Registration. This Agreement shall be registered in the Eletronuclear head office and registered in the Eletronuclear’s registered shares book (livro de registro de ações nominativas), on the pages relating to each Party, under the Law No. 6,404, dated December 15, 1976, consigning the following:

“The rights inherent to the shares represented by this registration are subject to the Shareholders’ Agreement entered into by and between Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBPAR and Centrais Elétricas Brasileiras S.A. – Eletrobras on [date]”.

7.6       Irrevocability and irreversibility. This Agreement is executed between the Parties in irrevocable and irreversible character, for all rights end, except the provisions provided otherwise in the applicable law, and binds not only the Parties, but also their respective successors and assignees that undertake the obligations hereunder at any title.

IN WITNESS WHEREOF, the Parties enter into this Agreement in two (2) counterparts of same content and form, in the presence of the two (2) witness identified below.

[•] [•], 2021

[Signature page below]

__________________________________________________ EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A. – ENBPAR By: Title:
__________________________________________________ CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By: Title:

Witnesses:

_________________________________________ Name: ID: CPF/ME:	__________________________________________________ Name: ID: CPF/ME:

Annex 12

ELETRONUCLEAR S.A

CNPJ nº 42.540.211/0001-67

NIRE nº 33300158006

BYLAWS

Chapter I

Name, Organization, Headquarters and Corporate Purpose

Art. 1. Eletronuclear S.A. is a mixed capital company, incorporated in accordance with the authorization set forth in Decree No. 76,803, of 1975, the purpose of which is the exploitation, on behalf of the Federal Government, of nuclear activities for the generation of power, under the Decree dated May 23, 1997.

Sole Paragraph. Eletronuclear is under the control of Empresa Brasileira de Participações em Energia Nuclear e Binacional – ENBpar, incorporated in accordance with the authorization set forth in Decree No. 10,791, of 2021, and in accordance with Law No. 14,182, of 2021.

Art. 2. Eletronuclear registered address is located in the city of Rio de Janeiro, Rio de Janeiro State; Eletronuclear shall operate for an indefinite period and may open offices and branches in Brazil or abroad.

Art. 3. Eletronuclear shall comply with Law No. 13,303, of 2016, and its regulation, as well as Law No. 6,404, of 1976.

Art. 4. Eletronuclear’s corporate purpose shall be the construction and operation of nuclear power plants, the generation, transmission, commercialization of electric power of such plants and the provision of engineering and related services, including:

I – obtaining all technology related to it, notably regarding the Steam Generator Nuclear System;

II – development, in Brazil, of the capacity to project and engineer nuclear power plants, subcontracting other engineering companies to complete the services of Eletronuclear and the execution of partnerships with research institutions; and

III – promotion of the Brazilian industry in the fabrication of nuclear power plants components.

Art. 5. For the implementation of the corporate purpose set forth in Art. 4, Eletronuclear shall:

I – execute contracts the object of which shall be the execution of development, project, construction, installation and commissioning of nuclear plants, as well as the provision of other services of technical support to plants in operation compatible with its object;

II – incorporating subsidiaries, acquiring the equity control of and/or holding equity interest in other companies, related to its corporate purpose, provided such act is expressly authorized by law; and

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III – developing any activity and taking any measures related to its corporate purpose.

Chapter II

Public Interest

Art. 6. Eletronuclear’s activities may be guided by its controlling shareholder, whenever in line with its corporate purpose, in order to contribute to the public interest that justified its incorporation.

Sole Paragraph. Eletronuclear shall conduct its acts and decisions according to the principle that nuclear security is a priority and may not be compromised, for any reason, according notably to the following guidelines:

I – The management of the company shall be continuously committed to nuclear security, the physical protection of its nuclear installations and the compliance with the international safeguards on the use of nuclear materials.

II – All members of the Board of Officers, Board of Directions, Fiscal Council and other corporate governance bodies shall be trained on the Fundamentals of Nuclear Security as soon as they take or re-take office.

Art. 7. In the exercise of the prerogative referred to in Art. 6, the controlling shareholder may only lead the Company to undertake obligations or responsibilities, including the implementation of projects of investment and undertaking specific operating costs/results, under conditions which differ from those of any private company that conducts business in the same market, if:

I - is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and

II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.

Art.8. For the purposes of complying with Art. 7, item II above, Eletronuclear management must:

a)       evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and

b)       describe them in a specific topic in the management report.

Chapter III

Obligations

Art. 9. Eletronuclear, pursuant to the applicable law, shall, among other obligations:

I – direct its actions towards the sustainability through economic, financial, social and environmental balance in its operations and business opportunities;

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II – complying with the Compliance Program, drafted in accordance with Law No. 13,303, of 2016;

III – complying with and, if there a subsidiaries, causing them to comply with the transparency requirements of the applicable law; and

IV – act in compliance with the Code of Conduct and Ethics, as well as any other anticorruption law applicable, or any other law, rules or regulations with similar purposes and effects, abstaining from performing any act which might be prohibited to persons subject to the Brazilian anticorruption legislation.

Art. 10. Eletronuclear must take all appropriate measures so that its administrators, agents, employees and any other persons acting on its behalf, and, when if any, in its controlled companies, administrators, agents, employees and any other persons acting on their behalf, proceed in accordance with the provided for in the Code of Conduct and Ethics and in the Brazilian anticorruption legislation.

Chapter IV

Capital Stock, Shares, and Shareholders

Art. 11. The capital stock is R$ 8,493,035,701.18 (eight billion, four hundred and ninety-three million, thirty-five thousand, seven hundred and one reais and eighteen cents), represented by 37,658,166,491 (thirty-seven billion, six hundred and fifty-eight million, one hundred and sixty-six thousand, four hundred and ninety-one) common shares, with voting rights, and 10,544,698,994 (ten billion, five hundred and forty-four million, six hundred and ninety-eight thousand, nine hundred and ninety-four) preferred shares without voting rights, all of which nominative and without par value.

Sole Paragraph. The preferred shares shall, as preference, confer priority in the reimbursement of capital, without premium.

Art. 12. Eletronuclear’s capital increases shall be carried out by private subscription and/or absorption of reserves, under the rules and conditions set forth in the types of capital increase allowed by law.

§1 The capital increase will be subject to the Extraordinary General Shareholders’ Meeting by the Board of Directors upon proposal of the Executive Board, accompanied by an opinion from the Audit Committee.

§2 The shareholder who does not pay the subscribed shares in accordance with the rules and conditions referred to in this article shall automatically be deemed in default, and shall pay monetary correction, interest of 12% (twelve percent) per year and a fine of 10% (ten percent) upon the amount of the overdue installment.

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Chapter V

Shareholders’ Meeting

Section I - Characteristics

Art. 13. An Ordinary General Shareholders’ Meeting shall be held within the first 4 (four) months following the end of the fiscal year, at a date and time previously set, in the registered officers of Eletronuclear, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the total and individual compensation of the managers, Fiscal Council members, members of committees, in compliance with the applicable laws.

Sole Paragraph. The decision on calling the General Shareholders’ Meeting shall be taken by the Board of Directors. Such attribution might be further exercised by the Fiscal Council and the shareholders, in the cases the law allows it.

Section I – Composition

Art. 14. The General Shareholders’ Meeting is composed of all the Company's shareholders, regardless of voting rights. The General Meeting will be directed by the Chairman of the Board of Directors of the Company (or by the substitute that he/she may designate), who will choose the secretary of the General Shareholders’ Meeting.

Section III – Call

Art. 15. Expect as provided for in Law No. 6,404, of 1976, the General Shareholders’ Meetings will be called by the Chairman of the Board of Directors or by the substitute that he/she may designate, respecting the deadlines provided for in the legislation.

Art. 16. Regardless of any formality provided for in these Bylaws and in Law No. 6,404, of 1976, any General Shareholders’ Meeting attended by all shareholders will be considered correctly convened.

Section IV – Convening and Resolutions

Art. 17. Subject to the exceptions provided for by law, the General Shareholder’s Meeting will be convened, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the voting interest.

Art.18. Subject to the qualified quorum provided for by law for the resolution of certain matters, the resolutions of the General Shareholders’ Meeting will be taken by the majority of the voting shares and will be recorded in the minutes book, which can be drafted in summary form.

Art. 19. The General Shareholders’ Meetings will resolve exclusively on the matters specified in the call notices, and the inclusion of general matters in the agenda of the Assembly shall not be allowed.

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Section V – Reserved Matters

Art. 20. The General Shareholders’ Meeting, in addition to the matters provided for in Law nº 6.404, of 1976, and Decree nº 1.091, of 1994, will resolve on:

I - transfer, in whole or in part, of shares of its capital stock or, when it is not a reserved matter of the Board of Directors, of its subsidiaries; public offering shares or modifying the share capital; sale of securities, if held in treasury; sale of debentures, held by it, of companies in which it holds interest and issuance of debentures convertible into shares;

II - spin-off, mergers, dissolution and winding-up operations of the company;

III – exchange of shares or other securities;

IV - amendment to the Bylaws;

V - authorization for the company to file a civil liability lawsuit against the administrators for the damage caused to its assets;

VI - approval of the construction, operation and decommissioning of nuclear power plants;

VII - election and dismissal, at any time, of liquidators, reviewing their accounts;

VIII - appraisal of assets that a shareholder contributes to the formation of share capital; and

IX - other matters proposed by the Board of Directors or the Audit Committee.

§1 The Call Notice may condition the shareholder’s representation at the General Shareholders’ Meeting, in addition to the requirements provided for by law, to the delivery, at the company's headquarters, of the receipt issued by the depositary financial institution of the shares in custody 72 (seventy-two) hours in advance of the day scheduled for the General Shareholders’ Meeting.

§2 The resolutions of the Meeting will be recorded in the minutes book, and may be drafted in summary form.

CHAPTER VI
Management

Art. 21. The Company will have a General Shareholders’ Meeting and the following corporate governance bodies:

I - Board of Directors,

II – Board of Officers,

III- Fiscal Council,

IV - Audit Committee,

V - Risk Committee,

VI - People, Eligibility, Succession and Compensation Committee,

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VII - COANGRA,

VIII - Other advisory committees to the Board of Directors.

Art. 22. Eletronuclear will be managed by a Board of Directors, a collegial body with deliberative functions, with attributions provided for in the law and in these Bylaws, and an Board of Officers.

Sole paragraph. Subject to the legal norms related to indirect public administration, the managers must guide the execution of the Company’s activities in compliance with the principles and best practices adopted and formulated by national and international institutions and forums that are a reference in the corporate governance theme.

Art. 23. The members of the Board of Directors must be Brazilian and the members of the Board of Officers and of the Support Committees for the Board of Directors must be Brazilian, resident and domiciled in the country.

§1 The minutes of the General Shareholders’ Meeting or Board of Directors meeting that elect, respectively, Eletronuclear Board members and officers shall contain the qualification of each of those elected and the term of office and, when the law requires certain requirements for the investiture, only those who have delivered the necessary documentation, of which a certified copy will be filed at the Eletronuclear headquarters, may be elected and take office.

§2 The requirements must be documented, and, for this purpose, the information contained in the standardized form shall be used, approved by the Secretariat for Coordination and Governance of State-owned Companies.

Art. 24. The company's managers, including directors representing employees and minority shareholders, must meet the mandatory requirements and comply with the prohibitions in the exercise of their activities provided for in Laws No. 6.404, of 1976, No. 13.303 of 2016, and Decree No. 8.945, of 2016, as well as those provided for in specific regulations.

§1 In addition to the conditions for investiture mentioned in the main section of this article, the person appointed for the position of officer, including the Chief Executive Officer, must have professional experience of at least 05 (five) years, in an activity or function directly related to the main activity of the position in the Board of Officers.

§2 The maximum limit for a member's participation in Boards of Directors may not exceed 5 (five), including in Eletronuclear’s, subject to the compensation limitation.

§3 The elected managers must participate, when they take office and annually, in specific training on corporate and capital market legislation, information disclosure, internal controls, code of conduct, Law No. 12,846, of 2013, and other topics related to the activities of the Eletronuclear.

§4 The reappointment of a manager who has not participated in any annual training provided by the company in the last two years is prohibited.

§5 The requirements and prohibitions required for managers must be respected in all appointments and elections held, including in case of reappointment.

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§6 The requirements referred to in this Art. 24 must be documented, in the form required by the standardized form, approved by the Secretariat for Coordination and Governance of State-owned Companies and made available on its website.

§7 The absence of the documents referred to in §6 will result in rejection of the form by the Eletronuclear Personnel, Eligibility, Succession and Compensation Committee.

§8 The Personnel, Eligibility, Succession and Compensation Committee shall verify that the requirements and prohibitions established in this Art. 24 are met, by analyzing the statement presented by the nominee and its respective documentation, pursuant to Art. 24.

Art. 25. Each member of the Board of Officers must, before entering into the exercise of their functions, present to the Company, which will ensure its confidentiality, access to the Annual Statements for Individual Income Tax – DIRPF and any corrections presented to the Secretariat of the Federal Revenue Service of Brazil - RFB, according to the form provided by the Federal Court of Auditors. The chief officers must also send to the Public Ethics Commission of the Presidency of the Republic - CEP/PR, annually, as appropriate, a Confidential Information Statement - DCI, according to Law No. 6,728, of 1979, and Law No. 12,813, 2013, Art. 9, item I.

Art. 26. The directors and chief officers will be invested in their positions by signing a specific term of investiture within 30 (thirty) days from the election or appointment, made available by the Eletronuclear, which will include the agreement to be subject to the Eletronuclear Code of Ethical Conduct and Integrity and other internal regulations issued by the Company.

§1 If the term of investiture is not signed within 30 (thirty) days after the election, it will become null and void, unless the justification is accepted by the corporate governance body for which the person has been elected.

§2 The term of investiture shall contain, under penalty of nullity, the indication of at least one domicile in which the manager will receive summons and subpoenas in administrative and judicial proceedings relating to acts of his management, which shall be deemed to be served by delivery to the address indicated, which can only be changed by means of written communication to the Eletronuclear.

Art. 27. At the meetings of collegial bodies, prior to the decisions, the member who is not impartial in relation to the matter under discussion must manifest his/her conflict of interest or personal interest, withdrawing from the meeting. If such member does not do so, any other person may make a statement on the conflict, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its bylaws and applicable legislation.

Art. 28. The members of the Board of Directors and the Board of Officers shall be liable, under the terms of current legislation, individually and jointly, for the acts they perform and for the damages that result from them to the Eletronuclear, unless the dissenting administrator states it in the minutes of meeting of the respective management body his/her dissent or, if it is not possible, immediate and written notice thereof to the management body, the fiscal council or the shareholders' meeting.

§1 The Eletronuclear will ensure the members and former members of the Board of Officers, the Board of Directors, the Fiscal Council, the Audit Committee and the Risk Committee their defense in legal and administrative proceedings brought against them, for the practice of acts in the exercise of the position or function, through its legal counsel or through a specially hired lawyer, in cases where there is no incompatibility with the interests of the Eletronuclear.

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§2 The members and former members of the Board of Officers, the Board of Directors, the Fiscal Council, the Audit Committee and the Risk Committee shall have access to the information and documents in the Company's records or database, required for the administrative or judicial defense, in actions proposed by third parties, of acts performed during their term of office or mandate, unless such availability would be detrimental to the interest of the Eletronuclear.

§3 The benefit provided for in the first paragraph of this article applies to the persons holding senior positions currently and in the past and other employees and former employees regularly invested with powers delegated by the administrators.

§4 The form of the benefit mentioned in §§1 and 3 will be defined by the Board of Directors, after consultation with the Eletronuclear legal department.

§5 If any of the holders of the positions or functions mentioned in §§1 and 3 is convicted, in a final court decision, based on violation of the law or the Bylaws, or resulting from negligent or intentional act, he/she shall reimburse Eletronuclear for all costs and expenses arising from the defense referred to in §§1 and 3, in addition to any damages caused.

§6 Eletronuclear may maintain, in the form and to the extent defined by the Board of Directors, a permanent insurance contract in favor of the holders of the positions or functions mentioned in this article, to cover the procedural expenses and legal fees of administrative or judicial proceedings brought against them and relating to its attributions with Eletronuclear.

§7 The managers of Eletronuclear who create salary advantages without any provision or in disagreement with what is established in the employment contracts, job and salary plan, collective bargaining agreement, internal rules or with the current legislation will be liable for the damages caused to Eletronuclear under the main section of this article.

Art. 29. The Board of Directors and the Board of Officers will meet, with a quorum of an absolute majority, half of the elected members plus one, and will resolve by the vote of the majority of the members present.

Single paragraph. In the resolutions of the Board of Directors and resolutions of the Board of Officers, the respective Presidents will have, in addition to their personal vote, the tiebreaker.

CHAPTER VII

Board of Directors

Art. 30. The Board of Directors, the superior collegial body of Eletronuclear, will be composed of 07 (seven) members, elected by the General Shareholder’s Meeting, with a unified term of office of 02 (two) years, with a maximum of 03 (three) consecutive reappointments.

§1 In the composition of the Board of Directors, ENBPar must appoint the majority of members and there must necessarily be, at least:

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I – 01 (one) member elected to represent the employees, chosen in accordance with current legislation; and

II - 01 (one) member elected by the minority shareholders, if they are not entitled to a greater number by the multiple vote process provided for in Law No. 6,404, of 1976.

§2 Among the directors appointed by ENBpar, as the Company's controlling shareholder, 1 (one) director must be appointed by the supervising Ministry to which Eletronuclear is linked.

§3 The board member representing the employees shall not participate in discussions and deliberations on matters involving union relations, compensation, benefits and advantages, including matters of supplementary pension and assistance, in which cases a conflict of interest exists.

§4 Matters that constitute a conflict of interest, as provided for in §3 above, will be resolved at a special meeting exclusively called without the presence of the board member representing the employees, provided he/she shall have access to the minutes of the meeting and documents relating to the resolutions, within 30 (thirty) days.

§5 At least 25% (twenty-five percent) of the Board of Directors members shall be independent members, as provided for in Art. 22 of Law No. 13.303 of 2016.

§6 The Board of Directors will make a non-binding recommendation of new members of this collegial body and their profiles for approval by the shareholders’ meeting, always in accordance with the results of the evaluation process and the guidelines of the nomination policy and the succession plan.

§7 ENBPar shall appoint the independent members of the Board of Directors referred to in §5 of this article, if the other shareholders do not do so.

§8 In addition to the cases provided for by law, the position shall be vacant when the member of the Board of Directors fails to attend, without justification, 02 (two) consecutive meetings or 03 (three) inconsecutive, in the last 12 (twelve) meetings, without justification.

§9 In the event of a vacancy in the position of Board member, the Chairman of the board shall call the general shareholders’ meeting to designate the replacement to complete the term of office of the previous member.

§10 The term of office of the members of the board of directors will be extended until the effective investiture of the new members.

§11 Within the period provided for in the main section of this article, previous office periods occurring less than 02 (two) years before will be considered.

§12 Once the maximum term of management provided for in the main section of this article has been reached, the return of the board member may only occur after a period equivalent to a term of management has elapsed.

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§13 The term of office of the members of the Board of Directors will be extended until the effective investiture of the new members.

Art. 31. The Board of Directors will hold ordinary meetings 01 (once) a month, and, extraordinary meetings whenever necessary.

§1 The Board of Directors will meet at least twice a year with the presence of external auditors.

§2 The Board of Directors will be convened by its chairman or by the majority of the members of the Board of Directors and its meetings will be recorded in minutes, which will be signed by all members present, which, when they contain resolutions intended to produce effects before third parties, will be filed with the competent Board of Trade and published.

§3 The meetings of the Board of Directors must, as a rule, be in person, and the virtual meeting or the participation of a member by tele or videoconference shall be exceptionally allowed, upon justification approved by the board.

§4 In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded, at the discretion of the respective member, provided that the dissenting director who records his disagreement in the minutes of the meeting or, if not possible, informs the Board of Directors thereof immediately and in writing shall not be liable for the resolution.

§5 The monthly compensation of the members of the Board of Directors, determined by the General Meeting, shall not exceed 10% (ten percent) of the average monthly remuneration of the chief officers, excluding the amounts related to additional vacation and benefits, provided that the payment of participation, of any kind, in the company's profits shall be prohibited.

§6 The members of the Board of Directors will be reimbursed for their transport and accommodation expenses, whenever domiciled outside the city where the meeting is held, and transport only, when domiciled in the city.

Art. 32. The Board of Directors shall establish the general orientation of Eletronuclear business, the ultimate control of the approved programs, as well as the verification of the results obtained. In the exercise of its attributions, the Board of Directors, without prejudice to the powers provided for in current legislation, shall:

I - resolve on reserved matters in accordance with the current reserved matters policy;

II - authorize Eletronuclear to take out loans or financing, in Brazil or abroad, in accordance with the current reserved matters policy;

III - authorize granting collaterals for loans or financing, obtained in Brazil or abroad, in accordance with the current reserved matters policy;

IV – authorize the performance of business acts aimed at the acquisition of goods and contracting of works and services, in accordance with the current reserved matters policy;

V - appoint and dismiss Eletronuclear chef officers and members certain technical and advisory bodies and oversee their management;

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VI - implement and supervise the risk management, internal controls and compliance systems established for the prevention and mitigation of the main risks to which Eletronuclear is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

VII - analyze, at least quarterly, the balance sheet and other financial statements, notwithstanding the role of the Audit Committee;

VIII - decide on the constitution of business consortia or participation in companies that are intended, directly or indirectly, to achieve the corporate purpose of Eletronuclear, under the regime of concession, authorization or permission;

IX - approve the appointment, made by the Board of Directors, of the members of the boards and administrative and fiscal councils of the companies in which Eletronuclear holds interest, including associations and foundations;

X - approve the organizational structure of Eletronuclear;

XI - monitor the company's management by requesting information or examining records and documents, as well as request information about contracts entered into or about to be entered into and about any other acts;

XII - approve the management and internal controls reports, as well as the Board of Officers’ accounts;

XIII - authorize Eletronuclear to issue bonds and securities;

XIV - choose and dismiss independent auditors, in compliance with the relevant law;

XV - resolve on the appointment and dismissal of the holder of a position in the Internal Audit, after approval by the Ministry of Transparency and General Comptroller of the Union, and the Ombudsman;

XVI - resolve on the attributions and functioning of the Internal Audit and the Ombudsman;

XVII - resolve on proposals for the implementation of corrective measures or for the improvement of procedures and routines, as a result of the analysis of the manifestations received by the Ombudsman;

XVIII - request periodic internal audit on the activities of the closed pension fund that manages Eletronuclear’s benefit plan;

XIX - prepare, amend and approve the Internal Regulations of Eletronuclear and the technical and advisory bodies, observing the rules on composition and attributions set forth in these Bylaws and in the applicable law;

XX - resolve on the estimates of Eletronuclear’s revenues, expenses and investments in each fiscal year, proposed by the Board of Executives;

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XXI - resolve on the distributions to shareholders, based on the interim results calculated under the terms of the applicable legislation;

XXII - resolve on making and accepting donations with or without charges, subject to the provisions of the Compliance Manual and the Code of Conduct and Ethics, as well as the current reserved matters policy;

XXIII - resolve on the acquisition, sale or encumbrance of property, not related to the fulfillment of the Eletronuclear's corporate purpose, in accordance with the current reserved matters policy, in compliance with the applicable legislation;

XXIV – authorize the sale or acquisition of property, directly related to the fulfillment of the Eletronuclear's corporate purpose, in accordance with the current reserved matters policy, in compliance with the applicable legislation;

XXV - call the General Shareholders’ Meetings;

XXVI - approve the opening and closing of branches, agencies and offices in Brazil or abroad;

XXVII - resolve on the temporary absence of directors, when the term exceeds 30 (thirty) consecutive days;

XXVIII - meet, at least 01 (once) a year, without the presence of the Chief Executive Officer of Eletronuclear, including for approval of the Annual Plan of Internal Audit Activities - PAINT and the Annual Report of Internal Audit Activities - RAINT;

XXIX - resolve on the use or exploitation, in any capacity, and by any person or entity, of equipment, facilities, goods or other assets of Eletronuclear, not linked to the execution of the corporate purpose, in accordance with the current reserved matters policy;

XXX - approve and amend Eletronuclear business and management plan;

XXXI - carry out the individual and collective performance evaluation of the managers, at least 01 (once) a year, in accordance with current law;

XXXII - approve the policy for related parties transactions, in accordance with the requirements of competitiveness, compliance, transparency, and fairness, which will be reviewed at least annually;

XXXIII - resolve on the creation, operation, by means of internal regulations, and extinction of Support Committees for the Board of Directors to further the strategic studies, as well as elect and dismiss its members, in compliance with current law;

XXXIV - grant vacations or optional leave to the Chief Executive Officer;

XXXV - approve the personnel regulations and establish the number of senior functions of Eletronuclear senior management;

XXXVI - approve the maximum number of personnel and the call for public personnel selection procedures of Eletronuclear;

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XXXVII - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;

XXXVIII - annually promote an analysis regarding the fulfillment of goals and results in the execution of the business plan and strategic management, publishing its conclusions and informing the National Congress and the Federal Court of Auditors, directly or through ENBPar, under the terms of current applicable law;

XXXIX - resolve on contracts relating to the sale of energy and fuels and to the operations of contracting financing and insurance accepted and necessary to guarantee legal proceedings and the financial settlement of operations carried out within the scope of the CCEE, as well as in cases of energy exports, subject to the approval limits for contracts for the purchase and sale of electricity and subsequent acts linked to them, including the contracting of accepted financing and insurance required for guarantee, in accordance with the current reserved matters policy.

XL - submit to the Board of Directors of ENBpar and to shareholders who individually hold shares representing 10% (ten percent) or more of the Company’s capital stock, when requested, a report on the results of energy trading, including the latest accounting available in the CCEE;

XLI - discuss, approve and monitor decisions involving corporate governance practices, relationships with interested parties, personnel management policy and agents’ code of conduct;

XLII - resolve on the shareholders' agreements to be signed by the Eletronuclear, if any, or its subsidiaries, when they exist, before their execution, in compliance with current legislation;

XLIII - express its opinion on the proposals to be submitted for deliberation by the shareholders at the meeting;

XLIV - to approve the Regulations for Tenders and Contracts;

XLV - comment on the report presented by the Board of Officers resulting from the internal audit on the activities of the closed pension fund;

XLVI - express its opinion (which shall not be binding) on the compensation of the members of the Board of Officers and other members of the management of Eletronuclear, including any members of technical and advisory bodies of the Eletronuclear, whether set forth in the bylaws or not, as well as the participation, by the members of the Board of Officers, in the company's profits;

XLVII - to establish a spokesperson policy aimed at eliminating the risk of contradiction between information from different areas and that of the company's executives; and

XLVIII - decide on cases not covered by these Bylaws.

§1 The number of senior positions of Eletronuclear senior management and the maximum number of personnel, approved by the Board of Directors pursuant to items XXXV and XXXVI of this article, shall be submitted, pursuant to the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies – SEST.

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§2 The matters to be submitted to the analysis of the Board of Directors will be prepared by the Board of Officers.

§3 The publication obligation referred to in item XXXVIII does not apply to information of a strategic nature, the disclosure of which may prove to be harmful to the company’s interests.

Art. 33. The Board of Directors shall submit the annual management report and the respective financial statements for each fiscal year to the Fiscal Council's analysis.

Article 34. The Board of Directors, in each fiscal year, will examine and submit to the decision of the Ordinary General Shareholders’ Meeting, the Management Report and the financial statements prepared by the Board of Officers in accordance with the applicable corporate law, as well as the proposed distribution of dividends and application of excess amounts, attaching the opinion of the Supervisory Board and the certificate of the independent auditors.

Chapter VIII

Advisory Committees

Art. 35. The Monitoring Committee of the Angra 3 Nuclear Power Plant - COANGRA ("COANGRA"), which shall be temporary and be maintained until the beginning of the commercial operation of the Nuclear Plant Angra 3, will have the purpose of advising the Company’s Board of Directors, including performing analysis and issuing a prior opinion on the contracting of goods, services, construction works, financing and collaterals related to the Angra 3 Nuclear Power Plant project.

Art. 36. COANGRA will be composed of 5 (five) full members, one of whom must be an external and independent member, to be appointed by the Board of Directors for a term of 3 (three) years, the reelection of which will be permitted.

Single paragraph. In the event of a vacancy of a COANGRA member, the Chairman of the Board of Directors shall call a meeting of the Board of Directors to elect the new member to complete the term of office of the previous member.

Art. 37. The investiture of COANGRA members will comply with the conditions imposed by the applicable legislation, as well as those foreseen in its own regulations.

§1 The members of COANGRA will be invested in their positions regardless of the signing of the term of investiture.

§2 The monthly compensation payable to the members of COANGRA, set by the General Shareholders’ Meeting, shall not exceed 10% (ten percent) of the average monthly compensation of the chief officers, excluding the amounts related to additional vacation and benefits, and payment of participation in the company profit and payment of compensation in an amount higher than that paid to the board of directors.

§3 The defense and insurance set forth in §§1 and 6 of Art. 28 of these statutes apply to the members of COANGRA.

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§4 The limitations provided for in §2 of Art. 24 of these bylaws apply to the members of COANGRA.

§5 COANGRA may request the Company to appoint qualified personnel to act as secretary and provide technical support.

Article 38. The Board of Directors will have the support of the Audit Committee, the Risk Committee and the Personnel, Eligibility, Succession and Compensation Committee.

§1 The committees mentioned in the main section of this article will have their work rules provided for in their respective internal regulations, as defined in Law No. 13.303 of 2016, and other applicable legislation.

§2 Notwithstanding its legal attributions, the Board of Directors of Eletronuclear may establish additional attributions to the Audit Committee and the Risk Committee, and extend their scope and performance to the subsidiaries of Eletronuclear.

§3 The Audit Committee and the Risk Committee, which will be permanent, will each be composed of three members of the Board of Directors (one of them being one of the independent members) and two independent external members, with term of office non-coincident and independent of the term of office of the Board of Directors, and will also comply with the conditions imposed in the applicable legislation and regulation.

§4 The members of the Audit Committee and the Risk Committee must have professional experience or academic training compatible with the position, preferably in the accounting, auditing or the sector in which the Company operates, provided that at least 1 (one) member of the Audit Committee must have recognized professional experience in corporate accounting matters.

§5 The members of the Audit Committee and the Risk Committee, at their first meeting, shall elect their Chairman, who shall be an independent member of the Board of Directors, who shall be responsible for complying with the body’s resolutions, registered in the minutes book .

§6 The Personnel, Eligibility, Succession and Compensation Committee shall issue an opinion on compliance with the requirements and prohibitions for members.

§7 The Audit Committee and the Risk Committee will have operational autonomy and budget allocation, annually or by project, within the limits approved by the General Shareholders’ Meeting, to conduct or determine the carrying out of consultations, assessments and investigations within the scope of their activities, including the hiring and use of independent experts.

§8 The compensation of the members of the Company's Committees shall be fixed by the General Shareholders’ Meeting in an amount no inferior to the compensation of the fiscal council members.

§9 The members of the Board of Directors who hold a position on the Audit Committee or on the Company’s Risk Committee shall opt for the compensation of a member of the relevant committee.

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§10 The term of office of the members of the Audit Committee and the Risk Committee will be 2 (two) years, not coinciding for each member of the respective Committee, and one single reelection shall be permitted.

§11 In case of a vacancy of a member of the Audit Committee or the Risk Committee, the Board of Directors will elect his successor to start a new term of office.

§12 The position of member of the Audit Committee and the Risk Committee is personal and does not admit a temporary replacement. In the event of absences or eventual impediments of any member of the committee, the committee will convene its meetings with the remaining members, subject to the presence of at least three members.

§13 At least one of the members of the Audit Committee and one of the members of the Risk Committee must participate in the meetings of the Board of Directors that analyze the periodic financial statements, the hiring of the independent auditor and the Annual Plan of Internal Audit Activities - PAINT .

§14 The Audit Committee and the Risk Committee are governed, with regard to other matters, including their meetings and powers, by the provisions of Law 13,303 of 2016 and the corresponding regulation.

§15 Whenever there is a need to evaluate transactions with the Federal Government, its bodies and foundations and federal state-owned companies, and if such are outside the normal course of business of the Company, and are within the reserved matters which require the approval of the Board of Directors, the Audit Committee and the Risk Committee shall provide prior advice, issuing their opinions regarding the intended transaction.

§16 The Personnel, Eligibility, Succession and Compensation Committee shall advise shareholders and the Board of Directors in the processes of appointment, assessment, succession and compensation of managers and fiscal council members, in addition to other duties assigned to it by the Board of Directors and contained in its Internal Regulation.

§17 Notwithstanding the provisions of the previous paragraph and the other attributions provided for in Decree 8,945, of 2016, the Personnel, Eligibility, Succession and Compensation Committee shall: I –provide an opinion in order to assist the members of the Board of Directors in the appointment of members to the members of the Board of Officers; II – assist the Board of Directors in preparing and monitoring the succession plan for directors; and III - to assist the Board of Directors in the evaluation of proposals relating to the personnel policy and in its follow-up.

§18 The Committee's statement shall be forwarded to the Board of Directors, which shall include, in the management's proposal for the General Shareholders’ Meeting the agenda of which includes the election of members of the Board of Directors and the Audit Committee, its statement about the compliance of nominees with legal, regulatory and bylaws requirements and prohibitions in view of the self-declaration and documents presented by the nominee and the committee's statement.

§19 The same procedure described in the previous paragraph must be followed in the election of members of the Board of Officers, and the Committee's statement must be included in the minutes of the Board of Directors meeting the agenda of which is to elect the members of the Board of Officers.

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§20 The Personnel, Eligibility, Succession and Compensation Committee shall be composed of 3 (three) to 5 (five) members in total, and shall be composed of members of the Board of Directors, without additional compensation, and may also have up to 2 (two ) external members, the compensation of which shall be determined by the General Shareholders’ Meeting and subject to the duties and responsibilities referred to in Article 165 of Law 6,404, of 1976, with a term of office of 2 (two) years.

§21 The minutes of the meetings of the Personnel, Eligibility, Succession and Compensation Committee dealing with the analysis of the eligibility of managers and/or fiscal councilors shall be disclosed on the Company's website; provided that their disclosure in the form of extracts is permitted, when other matters of a different nature and of a strategic nature for the Company are also addressed.

§22 The restriction referred to in the previous paragraph shall not be enforceable against the controlling bodies, which will have full and unrestricted access to the contents of the minutes of the Personnel, Eligibility, Succession and Compensation Committee, subject to the transfer of confidentiality rules and the provisions of Law No. 13,709, of 2018, with respect to the processing of personal data.

Chapter IX

Board of Officers

Art. 39. The Board of Officers is the executive body for management and representation, and within the guidelines laid down by the General Shareholders’ Meeting and the Board of Directors, shall ensure the regular functioning of Eletronuclear.

Art. 40. The Board of Officers will be composed of 06 (six) members, a Chief Executive Officer, a Chief Financial Officer, a Chief Administrative Officer, a Chief Operations and Commerce Officer, a Chief Technical Officer and a Chief Officer of Angra 3 Nuclear Power Plant, all elected by the Board of Directors, who will exercise their functions on a full-time basis, with a unified term of office of 02 (two) years and a maximum of 03 (three) consecutive reappointments shall be allowed.

§1 The term of office of the members of the Board of Officers will be extended until the effective investiture of the new members.

§2 Within the period provided for in the main section of this article, previous management periods occurring less than 02 (two) years and the transfer of a chief officer to another Board of Officers position shall be considered.

§3 Once the maximum term of office provided for in the main section of this article has been reached, the director's reappointment may only occur after a period equivalent to a term of management has elapsed.

§4 The assumption of commitment to specific goals and results to be achieved, which must be approved by the Board of Directors, is a condition for taking office as a director.

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Art. 41. The members of the Board of Officers may not leave office for more than thirty consecutive days, except in case of vacation or leave, under penalty of loss of office, except in cases authorized by the Board of Directors under the terms of these bylaws.

§1 The members of the Board of Officers shall be entitled, annually, to 30 (thirty) days of paid leave, which may be accumulated up to a maximum of two periods, and its conversion into cash and indemnification shall be prohibited.

§2 Payment in double of the compensation related to vacations not taken during the concession period is prohibited.

§3 In case of temporary impediment, leave or vacation of any member of the Board of Officers, the substitute will be appointed from among the other members of the Board of Officers.

Art. 42. If a position on the Board of Officers is definitively vacant, the same criterion contained in § 3 of Art. 41 shall be used for the replacement, until the meeting of the Board of Directors that decides for the definitive replacement and takes possession of the new director, filling, thus, the vacant position, for the term that remained to the substituted one.

Art. 43. The members of the Board of Officers are prevented from carrying out activities that constitute a conflict of interest, subject to the form and term established in the pertinent legislation.

§1 After the exercise of management, the former member of the Board of Officers who is in a situation of impediment may receive an indemnification payment equivalent only to the fixed monthly fee for the function he/she occupied, subject to §§ 2 and 3 of this article.

§2 The actual existence of the situation of impediment will depend on the prior opinion of the Public Ethics Commission of the Presidency of the Republic.

§3 The former member of the Board of Officers who returns, before the end of the period of impediment, to the performance of the function he/she occupied in the public or private administration prior to his investiture shall not be entitled to indemnification, provided that such does not characterize a conflict of interests.

Art. 44. In the exercise of its attributions, the Board of Officers, in compliance with the guidelines and policies established by Eletronuclear Board of Directors, shall:

I - approve, in compliance with the fundamental guidelines established by the Board of Directors, guidelines for the activities of Eletronuclear;

II - prepare plans for issuing bonds and securities to be submitted to the Board of Directors and subsequently to the General Shareholders’ Meeting;

III - prepare and submit to the approval of the Board of Directors:

a) Eletronuclear Strategic Plan and Business and Management Plan for the following fiscal year and the updated long-term strategy with analysis of risks and opportunities for at least the following 05 (five) years, until the last ordinary meeting the Board of Directors of the previous year;

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b) the annual expenditure and investment programs of Eletronuclear with the respective projects;

c) Eletronuclear costs and investment budgets; and

d) the evaluation of the performance result of the activities of Eletronuclear;

IV - prepare, amend and approve its Internal Regulations;

V - decide on the hiring of construction works, services, inspection, leasing of services, consultancy, supplies and similar involving financing in accordance with the current reserved matters policy;

VI - approve rules for the assignment of use, rental or lease of real estate owned by Eletronuclear;

VII - approve administrative, technical, financial and accounting manuals and standards and other regulations necessary to guide the functioning of Eletronuclear;

VIII - submit to the approval of the Board of Directors a proposal on plans that provide for admission, career, access, benefits and conduct rules for Eletronuclear employees;

IX - to approve the names indicated by the chief officers to fill the positions that are directly subordinate to them;

X - grant powers to the chief officers to decide, separately, on matters included in the attributions of the Board of Officers;

XI - grant powers to the Chief Executive Officer, chief officers and employees to authorize expenses, establishing limits and conditions, in accordance with the current reserved matters policy;

XII – issue opinions in cases of admission, praise, punishment, transfer and dismissal of employees directly subordinate to the chief officers;

XIII - promote and provide the internal organization, keeping it constantly updated;

XIV - submit requests to the Board of Directors for raising funds, contracting loans and financing, providing collaterals and participating in partnerships, in the country or abroad, in accordance with the current reserved matters policy;

XV - propose waivers or judicial or extrajudicial transaction, to put an end to litigation or pending matters, submitting them to the approval of the Board of Directors, except for cases already regulated by law and subject to the limit established in the current legislation;

XVI - prepare, in each fiscal year, the financial statements established by the current corporate law, submitting them to the examination of the independent auditors, as well as preparing the proposal for the distribution of dividends and application of excess amounts, to be submitted to the Board of Directors, the Fiscal Council, the Audit Committee and the Risk Committee, and, to the examination and resolution of the General Shareholders’ Meeting;

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XVII - appoint Eletronuclear employees for missions abroad;

XVIII - transfer Eletronuclear resources and formalize obligations in general, upon signature of the Chief Executive Officer and a chief officer in the respective documentation, provided such power may be granted to Eletronuclear’s attorneys or employees, in specific acts of the Board, in accordance with the current reserved matters policy;

XIX - authorize vacations or leaves of absence for up to 30 (thirty) days to any of its members, except the Chief Executive Officer, appointing a replacement pursuant to paragraph 3 of Art. 41 of these Bylaws;

XX - resolve on the acquisition, sale or encumbrance of property, in accordance with the current reserved matters policy;

XXI - inspect and monitor companies, including Special Purpose Entities - SPEs, in which Eletronuclear holds equity interest, with regard to governance practices, the results achieved and control, proportional to the relevance, materiality and risks of the business; and

XXII - approve voting instructions for Eletronuclear representatives at company Meetings, in which it holds equity participation, if any.

Art. 45. The Board of Officers will hold ordinary meetings once a week, subject to the presence of the majority of its members and extraordinary meetings upon the call of the Chief Executive Officer or the majority of members, and their meetings will be recorded in minutes, which will be signed by all members present.

§1 The meetings of the Board of Officers must, as a rule, be in person, and the virtual meeting or the participation of a member by tele or videoconference shall be exceptionally allowed, upon justification approved by the board.

§2 In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded, at the discretion of the respective member, provided that the dissenting chief officer who records his/her disagreement in the minutes of the meeting or, if not possible, informs the Board of Directors thereof immediately and in writing, shall not be liable for the resolution.

Chapter X

Attributions of the

Chief Executive Officer and Chief Officers

Art. 46. Notwithstanding other attributions of the Board of Officers, the Chief Executive Officer, in addition to guiding the administrative policy and representing Eletronuclear, shall:

I - oversee Eletronuclear's business;

II - coordinate, through the actions of the Board of Officers, the activities of Eletronuclear, and, directly, those pertaining to the Legal Superintendence, Social Communication, Governance, Risk Management and Compliance, Nuclear Safety, Business Planning and Social and Environmental Responsibility;

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III - represent Eletronuclear, in or outside court, or before other companies, shareholders or the general public and supervisory and control bodies, provided he/she shall be allowed to grant such powers to any chief officer, as well as appoint representatives, attorneys, agents or agents;

IV - hire and fire employees;

V - formalize the appointments approved by the Board of Officers;

VI - appoint an election commission for the purpose of organizing the election of the employees' representative on the Board of Directors, including the attribution for proclaiming the winning nominee and communicating the result to the controlling partner for the adoption of the necessary measures for the appointment of the employees' representative on the Board of Directors; and

VII - perform other duties as determined by the Board of Directors.

Art. 47. The duties of the other chief officers, notwithstanding other activities assigned to them by the Board of Directors, are:

§1 Chief Financial Officer shall be responsible for planning, coordinating and proposing guidelines, plans and goals for the activities of Financial Planning and Budgets, including: economic and financial analyses, tariff studies, budgets, establishing contacts and understandings with clients, business, banking and/ or governmental authorities; as well as promoting, through the area responsible for competing procedures and contracts management for the acquisition and supply of goods and services in the Company, following the approved schedule.

§2 The Administrative Director shall:

I. formulate the Company's Personnel Management Policy and guide its implementation, with a focus on valuing and developing, health and safety of human beings; with emphasis on achieving engagement and results; effectiveness in training the staff in the managerial, technical and administrative areas; as well as conducting activities related to labor and union relations; and

II. plan, coordinate, supervise and manage activities and services related to information technology, comprising: development, maintenance of systems and applications, support of computer equipment and corporate telecommunications in the Company, in conjunction with the other areas involved.

§3 The Operations and Marketing Director shall:

I. promote the implementation of policies, guidelines and standards to be adopted in the activities of operation, maintenance, decommissioning and management of spent fuel and waste from Eletronuclear Nuclear Power Plants, as well as in the sale of energy generated in these units;

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II. evaluate and recommend new alternatives for the commercialization of energy production, resulting from electro-energy or economic-financial studies carried out under its initiative and jurisdiction; and

III. promote the operation and maintenance, as well as the management of spent fuel and rejects, the extension of the service life and the decommissioning of the Plants, ensuring that the following activities are carried out by the bodies within its jurisdiction:

a) Nuclear safety assessment and operational performance of the Plants' systems, components, facilities and equipment, carrying out studies and corrective actions, ensuring that the safety limits and operational capacity are respected and maintaining reliability with the electrical system;

b) monitoring the activities of the Plants with the systematic evaluation of results and identification of improvement needs;

c) continuous promotion of a high standard of performance and reliability for the operation of the Plants;

d) supervising compliance with legal and regulatory rules and obligations, required in the Plant Operating License, and performance of the activities necessary for the licensing of operators; as well as promoting the planning and coordination of activities related to radiological protection, preservation and monitoring of the environment and work safety; and

e) implementation and monitoring of recommendations arising from independent audits, promoted by international institutions to which Eletronuclear is associated.

§4 The Technical Director shall:

I. promote the implementation of policies, guidelines and standards to be adopted by the Company for the activities of Project Engineering and Operational Support, Management, Construction, Assembly and Commissioning of Projects, Specification and Procurement of Nuclear Fuel, Quality Assurance, Nuclear Safety Analysis, Licensing and Environmental Management, as well as directing the execution of these activities, in addition to coordinating activities related to Research, Development and Technological Innovation;

II. promote the preparation and approve the general physical and economic planning of the projects under his/her responsibility, in accordance with the proposed and approved guidelines and goals; by enabling its implementation, managing project activities, supplies, construction works, assembly and commissioning, in order to ensure compliance with the deadlines, costs and quality goals established in the general planning, as well as coordinating the formulation of the principles and criteria of the Policy and Quality Management; and

III. promote the management of nuclear scientific and technological knowledge, following the development of the sector, with the objective of providing engineering services for the plants in operation and for the development and implementation of new ventures, and coordinating activities related to the licensing processes of the activities and projects in operation and under implementation, acting before regulatory bodies and contracted companies; as well as coordinating the formulation of the principles and criteria of the Environmental Policy and Management.

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§5 The Chief Officer of Angra 3 Nuclear Power Plant to promote the feasibility, implementation and entry into commercial operation of the Angra 3 Nuclear Power Plant, including the following activities:

I. coordinating the activities of Eletronuclear in support of the conclusion of the services contracted with the BNDES; and

II. coordinating the activities of Eletronuclear for procuring engineering services, contracting financing and project management necessary for the completion of the Angra 3 Power Plant;

§6 The Chief Officer of Angra 3 Nuclear Power Plant must have proven experience in project management and long-term financing.

§7 After the start of commercial operation of the Angra 3 Nuclear Power Plant, the existence of the Director of the Angra 3 Nuclear Power Plant will no longer be mandatory.

Chapter XI

Fiscal Council

Art. 48. The Fiscal Council, which shall be permanent, is composed of 05 (five) effective members and respective alternates, elected by the General Shareholders’ Meeting, all Brazilians and domiciled in the country, shareholders or not, with a term of office of 02 (two ) years, and a maximum of 02 (two) consecutive reappointments shall be allowed, as follows:

I. 02 (two) members and respective alternates appointed by ENBPAR;

II. 01 (one) member and respective alternate appointed by the minority shareholders;

III. 01 (one) member and respective alternate appointed by the holders of preferred shares; and

IV. 01 (one) member and respective alternate appointed by the Ministry of Economy, as a representative of the Brazilian Bureau of the Public Debt, who must be a public servant with a permanent employment contract with the federal public administration.

§1 Within the period provided for in the main section of this article, previous terms of office occurring less than 02 (two) years will be considered.

§2 Once the maximum period provided for in the main section of this article has been reached, the Fiscal Council member may only be reappointed after a period equivalent to a term of office has elapsed.

§3 The members of the Fiscal Council must meet the mandatory requirements and comply with the prohibitions for the exercise of their activities determined by Law No. 13,303, of 2016, by Decree No. 8,945, of 2016, and by other rules that regulate the matter.

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§4 The Personnel, Eligibility, Succession and Compensation Committee shall give an opinion on the compliance with the requirements and prohibitions for the investiture of the members.

Art. 49. The investiture in the position of Fiscal Councilor of Eletronuclear will comply with the conditions imposed by the applicable legislation, as well as those set forth in the proper regulations.

§1 The members of the Fiscal Council will be invested in their positions regardless of the signing of the term of investiture, from the respective election, subject to the the conditions imposed by the applicable legislation, in particular the provisions of Article 26 of Law 13,303, of 2016, and to Art. 41 of Decree 8,945, of 2016, as well as those provided for in the internal regulations that regulate appointments for positions in governance bodies, and must always be preceded by an opinion issued by the Eligibility Committee.

§2 At the first meeting after the election, the members of the Fiscal Council will sign the term of adhesion to Eletronuclear Code of Ethical Conduct and Integrity and the current internal regulations defined by the Company, as well as elect its President, who will be responsible for forwarding to the ENBpar, for analysis, the positions and recommendations of the body, with record in the book of minutes of meetings and opinions of the Fiscal Council.

§3 In the event of a vacancy, resignation, impediment or unjustified absence from two consecutive meetings or three inconsecutive, in the last 12 (twelve) meetings, the member of the Fiscal Council will be replaced, until the end of the term of office, by the respective alternate, to whom the respective compensation shall be paid, until the effective election of the new member.

§4 The monthly compensation due to the members of the Fiscal Council, established at the General Shareholders’ Meeting, will not exceed 10% (ten percent) of the average monthly compensation of the chief officers, excluding the amounts related to vacation pay and benefits, provided that the payment of participation in the company's profit and payment of compensation in an amount greater than that paid to the directors shall be prohibited.

§5 The elected fiscal councilors must participate, on their entry into office and annually, in specific training on corporate and capital market legislation, disclosure of information, internal control, code of conduct, Law No. 12.846, of 2013, and other themes related to the activities of Eletronuclear.

§6 It is forbidden to reappoint the fiscal council member who does not participate in any annual training provided by the company in the last 2 (two) years.

§7 The provisions of §§1 to 6 of Art. 28 of these Bylaws apply to the members of the Audit Committee.

Paragraph 8. The limitations provided for in §2 of Article 24 of these Bylaws apply to the members of the Audit Committee.

Art. 50. The members of the Fiscal Council will elect their Chairman at their first meeting, who will be responsible for forwarding to Eletronuclear, for implementation, the deliberations of the body, with registration in the book of minutes of meetings and opinions of the Fiscal Council.

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§1 In the event of a vacancy, resignation, impediment or unjustified absence from 2 (two) consecutive meetings or 3 (three) inconsecutive, in the last 12 (twelve) meetings, the member of the Fiscal Council will be replaced by the respective alternate, to whom the respective compensation shall be paid, until the effective election of the new member.

§2º The members of the Fiscal Council will be reimbursed for their transport and accommodation expenses, whenever domiciled outside the city where the meeting is held, and transport only, when domiciled in the city.

Art. 51. The resolutions of the Fiscal Council will be taken by majority of votes and registered in the “Book of Minutes of Meetings and Opinions of the Fiscal Council”; the Chairman, in addition to the common vote, shall cast the tie-breaking one.

Sole paragraph. The Fiscal Council will ask Eletronuclear to allocate qualified personnel to act as secretary and provide technical support.

Art. 52. At the request of any of its members, the Fiscal Council may request clarifications or information and the verification of specific facts to the independent auditors.

Art. 53. The Fiscal Council may, in order to ascertain a fact whose clarification is necessary for the performance of its functions, send, with justification, questions to be answered by an expert and request the Board of Officers to appoint, within 30 (thirty) days, 3 (three) experts, who may be individuals or legal entities, with solid knowledge in the relevant area, among which the Fiscal Council will choose one, whose fees will be the paid by Eletronuclear.

Art. 54. The Fiscal Council, notwithstanding other cases provided for by law, is responsible for:

I – issuing opinions on matters within its attribution that are submitted to it by the Board of Directors or the Board of Officers;

II - monitoring the property, financial and budgetary activities, and, for this purpose, it may examine books, any other documents and request information;

III - preparing, amending and approving its Internal Regulations;

IV - to inspecting, by any of its members, the acts of the managers and verifying the fulfillment of their legal and bylaws-determined duties;

V – issuing an opinion on the annual management report, including in its opinion the additional information it deems necessary or useful for the resolution thereon of the General Shareholders’ Meeting;

VI - issuing an opinion on the proposals of the management bodies, to be submitted to the General Shareholders’ Meeting, regarding the modification of the capital stock, issuance of bonds and securities, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of Eletronuclear;

VII - delating, by any of its members, to the management bodies and, if they do not adopt the necessary measures to protect the interests of Eletronuclear, to the General Shareholders’ Meeting, the errors, frauds or crimes they discover, and suggest useful measures to Eletronuclear;

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VIII - calling the Annual General Shareholders’ Meeting, if the management bodies delay this call for more than one month, and the Extraordinary General Shareholders’ Meeting, whenever serious or urgent reasons occur, including in the agenda of the Meetings the matters they deem necessary;

IX - analyzing, at least quarterly, the balance sheet and other financial statements, periodically prepared by the Board of Officers;

X - examining the financial statements for the fiscal year and issue an opinion on them;

XI - exercising the duties provided for in this article, when applicable, during the possible winding-up of Eletronuclear;

XII - obligatorily attending the meetings of the Board of Directors or the Board of Officers, in which matters on which they must express their opinion, relating to items V, VI and X of this article, are resolved;

XIII - providing the shareholder or group of shareholders representing at least 5% (five percent) of the capital stock, whenever requested, with information on matters within its attributions;

XIV - examining the Annual Report of Internal Audit Activities – RAINT and the Annual Internal Audit Plan – PAINT;

XV - carrying out an evaluation of the performance of its members and of the Fiscal Council as a collegial body, at least once a year, in accordance with the applicable law;

XVI - monitoring the property, financial and budgetary activities, and, for this purpose, it may examine books, any other documents and request information; and

XVII – inspecting the compliance with Eletronuclear’s participation limit in the cost of health care and supplementary pension benefits.

Art. 55. The governance bodies are obliged, through written communication, to make available to the members of the Fiscal Council, within 10 (ten) days, copies of the minutes of their meetings and, within 15 (fifteen) days of receipt, copies of balance sheets and other financial statements prepared periodically and budget execution reports.

Art. 56. The Audit Committee will hold ordinary meetings once a month, and hold extraordinary meetings whenever called by the Chairman of the Board or by the majority of its members, and its meetings will be recorded in minutes, which will be signed by all members present.

§1 The meetings of the Fiscal Council must, as a rule, be in person, and the virtual meeting or the participation of a member by tele or videoconference shall be exceptionally allowed, upon justification approved by the board.

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§2 In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded, at the discretion of the respective member, provided that the dissenting member who records his/her disagreement in the minutes of the meeting or, if not possible, informs the Board of Directors thereof immediately and in writing, shall not be liable for the resolution.

Chapter XII

Fiscal Year and Financial Statements

Art. 57. The fiscal year will coincide with the calendar year, starting on January 1st, ending on December 31st of each year and will comply, as regards the financial statements, with the provisions of the law on corporations and these bylaws.

§1 In each year, the distribution of at least 25% (twenty-five percent) of the adjusted net profit will be mandatory, in accordance with the applicable law.

§2º The distributions to the shareholders will be subject to financial charges, from the end of the fiscal year until the day of the effective payment, notwithstanding the applicability of default interest, when a payment does not occur on the date set by the General Shareholders’ Meeting.

Art. 58. The statute of limitations shall apply to the legal suit to claim dividends, which, if not claimed in a timely manner, will be retained and owned by Eletronuclear.

Art. 59. Eletronuclear, through its Chief Administrative and Chief Financial Officer, undertakes to:

I - submit its annual and quarterly financial statements, internal controls and fiscal and tax procedures to independent auditors;

II - send monthly to ENBpar and to shareholders who individually hold shares representing 10% or more of the Company's capital stock, according to the schedule defined by ENBpar, the financial statements prepared, except in the cases provided for in item III;

III - send quarterly to ENBpar and to shareholders who individually hold shares representing 10% or more of the Company's capital stock, according to the schedule defined by ENBpar, the financial statements prepared on, respectively, March 31, June 30 and September 30 of the same year, as well as auxiliary financial statements, if required, reviewed by its independent auditors;

IV - submit, annually, to ENBpar and to shareholders who individually hold shares representing 10% or more of the Company's capital stock, according to the schedule defined by ENBpar, the financial statements referring to December 31 of the previous year, comprising the 12 ( twelve) previous months, as well as auxiliary accounting statements if required, accompanied by an Audit Report issued by its independent auditors. Alternatively, upon prior request from ENBpar, the financial statements may be accompanied by a Comfort Letter issued by its independent auditors;

V - submit, annually, to the ENBpar and to the shareholders that individually hold shares representing 10% or more of the Company's capital stock, a report on the review of its internal controls, issued by its independent auditing company;

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VI - grant free access to the independent auditors' working papers to the independent auditors of ENBpar and to shareholders who individually hold shares representing 10% or more of the Company's capital stock and/or authorize the adoption of additional audit procedures;

VII - promptly provide clarification and information of an accounting, financial, tax, legal and technical-operational (engineering) matters to the technical team of ENBpar and of shareholders who individually hold shares representing 10% or more of the Company's capital stock;

VIII - annually implement and test the internal control environment, through Management Tests, under the responsibility of the Internal Audit;

IX - provide the following documents to ENBpar and to shareholders who individually hold shares representing 10% or more of the Company's capital stock:

a) annually, as soon as it is prepared, the Letter of Recommendation of the independent auditors;

b) annually, according to the schedule defined by ENBpar, the complete Financial Statements, accompanied by management reports, opinion of the independent auditors and the Fiscal Council, without prejudice to the provisions of item IV of this article; and

c) special accounting statements to be drawn up at any time, whenever requested by ENBpar.

Art. 60. If the failure to comply with the commitments provided for in the previous article generates or contributes, as duly proven, to the imposition of fines or any penalty to ENBpar or its administrators, for delay in the presentation of any of its periodic accounting information, either by regulatory bodies or inspectors, national or international, Eletronuclear will be responsible for the reimbursement to ENBpar for the losses caused in a pro rata amount to the part of the imposed fine corresponding to such non-compliance.

Chapter XIII

Employees

Art. 61. The effective positions in the Internal Audit and the Ombudsman will be held by employees of the permanent career of Eletronuclear, which will be directly subject to the Board of Directors.

Art. 62. Employees will be subject to the legal regime of the Consolidation of Labor Laws – CLT, to ancillary laws and to the Company's internal regulations.

Art. 63. Hiring employees by Eletronuclear will be carried out through a competition procedure, in compliance with the legislation in force.

§1 Employees may be transferred to any place where Eletronuclear operates.

§2 The number of senior functions of Eletronuclear's senior management will be submitted to Eletronuclear Board of Directors' decision, pursuant to article 32, item XXXV and §1.

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§3 The holders of a senior position who perform management acts and create salary advantages without any provision or in disagreement with what is established in the employment contracts, job and salary plan, collective bargaining agreement or with the current legislation will be liable for the damages caused to Eletronuclear under the main section of this article.

Art. 64. Notwithstanding the requirements provided for in the law, the assignment of employees of Eletronuclear will depend on specific authorization from the Board of Officers and will be carried out subject to the reimbursement of the corresponding costs, in compliance with the applicable law.

Art. 65. After the end of each financial year of Eletronuclear, and once the accumulated losses have been deducted and the provision for taxes has been made, employees will be entitled to participate in profits or results, in compliance with the applicable law, the guidelines established by the Secretary of Coordination and Governance of State-owned Companies and the rules provided for in the collective labor agreements and conventions signed by it.

Chapter XIV

General Provisions

Art. 66. The Governance, Risk Management and Compliance area will have as main duties:

I - the management of compliance with regard to compliance with laws, standards and ethical conduct;

II - corporate risk management; and

III - management of the internal control environment.

§1 In situations in which the Chief Executive Officer's involvement in irregularities is suspected or when he does not carry out the obligation to adopt necessary measures in relation to the situation reported to him, the Governance, Risk Management and Compliance area may report directly to the Board of Directors.

§2 In the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the Chief Executive Officer of Eletronuclear.

Art. 67. The reimbursement value of the shares held by shareholders that eventually exercise the right of withdrawal under the terms of Law No. 6,404, of 1976, will be the equivalent of the highest value between (i) the book value of the respective shares, and (ii) ) the economic value of the respective shares, according to the appraisal report to be prepared by an independent third party, using the discounted cash flow method, as of the exercise of the right of withdrawal.

Sole paragraph. The amendment to Article 67 will grant dissenting shareholders (including preferred shareholders) the right to reimburse their shares for the amount calculated based on the provisions of the Bylaws prior to the amendment then made.

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Chapter XV

Transitional Provisions

Art. 68. The payment of priority cumulative dividends to which preferred shares were entitled until the date of implementation of the conditions defined in art. 11 of CPPI Resolution No. 203, of October 19, 2021, as amended by CPPI Resolution No. 221, of December 29, 2021, related to years prior to that date, may be made to the account of capital reserves, as provided for by Law No. 6,404, of 1976.

Art. 69. The Company is authorized, exceptionally, to convert preferred shares into common shares within the terms, conditions and limits stipulated in CPPI Resolution No. 203, of 2021, as amended by CPPI Resolution No. 221, of 2021, and approved by a meeting of Eletrobras.

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Annex 12A

ELETROBRAS TERMONUCLEAR S.A.

Mixed Capital Company

CNPJ/ME nº 42.540.211/0001-67

MANAGEMENT PROPOSAL FOR THE SHAREHOLDERS MEETING TO BE HELD ON [DATE] at [TIME]

To the Shareholders,

The management of Eletrobras Termonuclear S.A. (“Company”) hereby sends this management proposal (“Proposal”) regarding the Extraordinary Shareholder’s Meeting to be held on [date], at [time] (“Meeting”).

A - PRELIMINARY NOTES

On July 12th, 2021, Ordinary Law No. 14,182 (“Law 14,182”) was published, setting forth101856398.2 the main terms and conditions for the privatization of Centrais Elétricas Brasileiras S.A. (“Eletrobras” and “Privatization”).

Law 14,182 set forth that the Privatization will be implemented via a capital increase of Eletrobras, with the waiver of the subscription right of the Federal Government, and might be followed by the sale of shares issued by Eletrobras and held by the Federal Government, or an enterprise controlled by it, either directly or indirectly, via secondary public offering of shares (“Offer”).

Among the conditions of the Privatization, Law 14,182 set forth the implementation of a “corporate restructuring to maintain under the direct or indirect control of the Federal Government, enterprises, facilities and interest, held or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional” (free translation from the original.

Furthermore, the Management highlights that, as set forth in article 177 of the Brazilian Federal Constitution, the Federal Government holds the monopoly of the research, extraction, enrichment, reprocessing, industrialization and commerce of nuclear ore and minerals and their by-products, except for radioisotopes, the production, commercialization and use of which might be authorized under the permission regime.

Currently, the capital stock of the Company amounts to R$8,493,035,701.18 (eight billon, four hundred and ninety-three million, thirty-five thousand, seven hundred and one real and eighteen cents), divided into 37,658,166,491 (thirty-seven billion, six hundred and fifty-eight million, a hundred and sixty-six thousand, four hundred and ninety-one) common shares and 10,544,698,994 (ten billion, five hundred and forty-four million, six hundred and ninety-eight thousand, nine hundred and ninety-four) preferred shares, all of which are nominative and have no par value.

Eletrobras is currently the controlling shareholder of the Company and holds 37,651,029,535 (thirty-seven billion, six hundred and fifty-one million, twenty-nine thousand, five hundred and thirty-five) common shares and 10,528,730,390 (ten billion, five hundred and twenty-eight million, seven hundred and thirty thousand, three hundred and ninety) preferred shares, representative of 99.95% (ninety-nine point ninety-five percent) of the corporate capital of the Company.

Hence, it is a condition for the Privatization that the control of the Company ceases to be held by Eletrobras and is held either directly or indirectly by the Federal Government or by a company controlled by it.

The detailing of the operational form, adjustments and conditions of the Privatization, including the restructuring related to the Company, was approved by the Council of the Investment Partnerships Program, via the Resolution n. 203, of October 19, 2021, and Resolution 221, of December 29, 2021 (“CPPI Resolutions”).

The CPPI Resolutions approved the following adjustments and conditions related to the restructuring of the Company.

I – Capital contributions by Eletrobras in the Company in the amount of R$1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais), as new advancements for future capital increases between October 2021 and January 2022, to be used to pay up a capital increase as referred to in subtitem “b” of item III below;

II – issuance by the Company of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, for the price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents) and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, for the total value of R$ 2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (jointly referred to as “the New Shares”), provided that a part of the total issuance price, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) shall be allocated to the capital reserve to be used in the payment of the total accumulated amount of minimum dividends of the outstanding preferred shares issued by the Company, as set forth in item VI below, and the remaining value shall be allocated in the capital stock;

III – subscription, by Eletrobras, of a part of the New Shares: 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand and forty-six) preferred shares for the total issuance price of R$ 6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (jointly, the “New Eletrobras Shares”), the payment for which shall occur in the settlement of the Offer, as indicated below:

a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using primarily the credits relative to the accumulated priority dividends gainst the Company, as set forth in item VI below;

b) R$ 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advancements for future capital increase made by Eletrobras in the Company until January 2022; e

c) in national currency, for the remaining amount;

IV - assignment, by Eletrobras to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar (“ENBPar”), free of charge, of the preemptive right to subscribe a part of the New Shares, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares ("New ENBPar Shares");

V - exercise, by ENBPar, of the right of the preemptive right to subscribe the New ENBPar Shares transferred to it pursuant to item IV above, and the payment must occur on the date of settlement of the Offer, in national currency;

VI - distribution by the Company of all the minimum dividends attributed to the preferred shares, to be paid with the capital reserve, accumulated until the amendment to the bylaws provided for in item VII below;

VII - modification of the rights of the preferred shares issued by the Company, extinguishing the right to cumulative minimum dividends and the right to vote in deliberations regarding the amendment of the Company's bylaws, and giving priority in the reimbursement of capital;

VIII - approval, by the Shareholders Meeting of the Company, of an optional conversion program of common shares of its issuance into preferred shares, at the rate of 1:1, respecting the limit provided for in §2 of Article 15 of Law No. 6,404 of 1976, and for such purpose the subscription of the New Shares shall be taken into account;

IX – Eletrobras’ adhesion to the optional conversion program referred to in item VIII above, covering the largest possible volume of common shares held by Eletrobras, respecting the applicable limit;

X - creation of a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant, operated by the Company (“Angra 3”), denominated the Statutory Committee for Monitoring the Project of the Angra 3 Thermonuclear Power Plant ("COANGRA"), which will operate until the beginning of the commercial operation of Angra 3, with the purpose of advising the Company's Board of Directors, including conducting analysis and issuing prior opinion on contracts for goods, services, construction works, financing and collaterals linked to the project, which shall consist of five (5) members, provided ENBPar and Eletrobras may appoint the same number of members (up to 2 (two) members appointed by the Directors elected by ENBPar, up to 2 (two) members appointed by the Directors elected by Eletrobras) and 1 (one) independent external member appointed by mutual agreement between Eletrobras and ENBPar, all duly paid for such services;

XI - change the composition and organization of attributions of the Executive Board of Eletronuclear, to:

1. separate the functions of the Chief Administrative and Financial Officer between one Chief Administrative Officer and one Chief Financial Officer while the shareholders' agreement referred to in item XIV below is in force; and

2. provide for the existence, until the beginning of the commercial operation of Angra 3, of the position of Chief Angra 3 Officer, which will have the attribution of coordinating the activities to support the completion of the services contracted with BNDES and contracting the engineering services, contracting of financing and project management necessary for the completion of Angra 3;

XII – setting forth the reimbursement value in the cases of exercise of the right of withdrawal of shareholders of the Company so that such value will be the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the assessment report to be prepared by an independent third party, according to the discounted cash flow method, as of the exercise of the right of withdrawal;

XIII - execution, between Eletrobras and ENBPar, of an investment agreement providing, at least, for the obligations of the parties to:

a) participate in the raising of new financing for Angra 3, through the granting of collaterals, as well as through the transfer of loans in the form of new loans to the Company, in the total volume necessary for the completion of Angra 3, pursuant to the studies conducted by BNDES provided for in Decree No. 9,915 of July 16, 2019, and Law No. 14,120 of March 1, 2021, and in proportion to their interest in the voting capital stock of the Company, provided that the calculation of the proportion described above should disregard the collaterals, loans and equity support agreements existing between the Federal Government or Eletrobras and the Company on the date of execution of the investment agreement, which, in any case, shall be maintained after the execution of the agreement; and

b) perform all acts of their responsibility for the purpose of subscribing the new issuance of shares of the Company, in the form to be determined by the studies contracted by it with BNDES, in proportion to its interest in the voting capital stock of the Company;

XIV - execution, between Eletrobras and ENBPar, of a shareholders’ agreement of the Company's to regulate the governance of this company, providing for, at least:

a) the continuation of the operation of COANGRA, as defined in the Resolutions;

b) ENBPar's right of first refusal over the sale of shares issued by the Company held by Eletrobras; and

c) right of appointment, by Eletrobras, of the Company's Chief Financial Officer; and

XV - transfer, by Eletrobras to the Company, of the ownership of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, with the offset of liabilities related to the transfer of related amounts between companies.

B - AGENDA OF THE SHAREHOLDERS’ MEETING

In view of the above, the Management of the Company hereby calls the Meeting, to resolve on the matters of the following agenda:

1                 Issuance of new shares by the Company, according to the following conditions:

(a)	issuance of (i) 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, for the price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents) and unitary issuance price of R$0.0246624373914023 and (ii) 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, for the total issuance price of R$ 2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) and unitary issuance price of R$0.0246624373914023; the issuance of price of the common and preferred shares was determined according to the profitability criteria of the Company, under Article 170, paragraph 1, item I, of Law No. 6,404 of December 15th, 1976 (“Corporations Law”);
(b)	pursuant to article 171, paragraph 1, subparagraph b, of the Corporations Law, the Company's shareholders shall be granted a period of 30 (thirty) days from the Meeting to (i) exercise their respective preemptive right in the subscription of new shares, in proportion to their interest in the Company’s capital stock, and the assignment of such preemptive rights to third parties is allowed and (ii) submission of requests for reserves of unsubscribed leftover shares, which must be made in the subscription bulletin presented by the shareholders, provided that , if there are unsubscribed leftover shares, these will be allocated among the interested persons in proportion to the amounts subscribed by them, pursuant to article 171, paragraph 8, of the Corporations Law;

(c)	the shares subscribed under the capital increase above will be paid in national currency and/or by offsetting credits held by the subscribers against the Company, pursuant to Article 369 of Law 10,406, of January 10, 2002 (“Civil Code”), as chosen by the subscriber and indicated in the subscription bulletin, and payment must take place on the date of settlement of the Offer;
(d)	R$7,032,679,661.46 (seven billion, thirty-two million, six hundred and seventy-nine thousand, six hundred and sixty-one reais and forty-six cents) shall be allocated in the capital stock and R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) shall be allocated to the capital reserve, provided that, in case there are unsubscribed shares, the amount to be allocated in the capital stock and the capital reserve shall be reduced proportionately;
(e)	In view of the possibility of partial subscription of shares issued pursuant to this item of the agenda, it is stated that the corresponding amendment to the Company's bylaws will depend on the confirmation of the effective number of shares subscribed as proposed herein and the effective value the increase in the Company's capital stock; and
(f)	unsubscribed shares (including through the allocation of unsubscribed leftover shares) within the period described in item (b) above will be automatically canceled.

2                 Provided that the capital reserve is constituted, pursuant to item 1 of this agenda, in a sufficient amount, the declaration of dividends to preferred shareholders, in the amount of R$2,703,020,820.70 (two billion, seven hundred and three million, twenty thousand, eight hundred and twenty reais and seventy cents), equivalent to the cumulative minimum dividends which were not paid and correspond to the fiscal years of 2010 (inclusive) to 2021 (inclusive), to be paid with the capital reserve of the Company, on the date of settlement of the Offer, since there was no profit in the referred fiscal years. Proof of payment of the dividends to be distributed as herein set forth will serve as discharge proof for the payment of dividends. The shareholders certify that once the dividend in the amount defined above is paid, the balance of unpaid dividends is settled.

3                 The modification of the rights of the preferred shares issued by the Company, which will no longer grant the right to cumulative minimum dividends and voting rights in resolutions involving the amendment of the Company’s bylaws, and will now confer priority in the reimbursement of capital.

4                 The modification of the rights of common shares issued by the Company, which will no longer grant the right to dividends equivalent to 12% (twelve percent) per year prior to the payment of remaining dividends to holders of preferred shares.

5                 Optional conversion program of up to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and nine thousand and ninety-nine) common shares issued by the Company into preferred shares, at the rate of 1 (one) common share to 1 (one) preferred shares, according to the following conditions:

(a)	shareholders interested in converting common shares must indicate their interest within 15 (fifteen) days of the publication of the minutes of shareholders meeting approving the conversion of shares, by means of a written statement sent to the Company, indicating the number of common shares that they are interested in converting; e
(b)	if, after the expiry of the period for receiving notices of interest in converting common shares, the Company ascertains the total number of shares that the shareholders intend to convert is greater than to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and nine thousand and ninety-nine) common shares, the number of shares to be converted shall be allocated among the interested shareholders considering the proportion of their percentage interest in the common shares issued by the Company, disregarding the interest of the other holders of common shares, subject to the maximum number of shares each shareholder intends to convert.

6                 Inclusion in the Company’s bylaws of a transitional provision related to the conversion program of preferred shares.

7                 Amendment of the provisions related to the statutory bodies of the Company's management to modify the composition, operation, attributions and duties of the executive board (including the segregation of the positions of Chief Financial Officer and Chief Administrative Officer, as well as the creation of the position of Chief Angra 3 Officer), Board of Directors and fiscal council.

8                 The creation of a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant, operated by the Company (“Angra 3”), denominated the Statutory Committee for Monitoring the Project of the Angra 3 Thermonuclear Power Plant ("COANGRA"), which will operate until the beginning of the commercial operation of Angra 3, with the purpose of advising the Company's Board of Directors, including conducting analysis and issuing prior opinion on contracts for goods, services, construction works, financing and collaterals linked to the project, which shall consist of five (5) members, provided ENBPar and Eletrobras may appoint the same number of members (up to 2 (two) members appointed by the Directors elected by ENBPar, up to 2 (two) members appointed by the Directors elected by Eletrobras) and 1 (one) independent external member appointed by mutual agreement between Eletrobras and ENBPar, all duly paid for such services.

9                 The separation of the functions of the current audit and risks committee, to create an audit committee and the risks committee, as well as the maintenance of the People, eligibility, succession and compensation committee (additionally to the COANGRA, referred to in the resolution 8 above).

10             Modification of the corporate name of the Company from “Eletrobras Termonuclear S.A. – Eletronuclear” to “Eletronuclear S.A.”.

11             Adjusting the wording and removing the provisions in the Company's bylaws that refer to the current majority shareholder Eletrobras and/or the rules which shall no longer apply due to the fact that the control of the Company shall no longer be held by Eletrobras, after the possible conclusion of the privatization process and the approval of the matters of the agenda herein described.

12             The inclusion of technical support activities for the plants in operation, as well as the constitution of subsidiaries, assumption of shareholding control and participation in the capital of companies, related to the corporate purpose, provided such is expressly authorized by law, among the activities authorized for the execution of the corporate purpose of the Company.

13             The inclusion of provisions related to the public interest that justified the creation of the Company, as well as the rules relating to the direction of the Company's activities by its controller due to such interest.

14             Definition of the reimbursement value in the cases of exercise of the right of withdrawal of shareholders of the Company, which will be the highest value will be the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the assessment report to be prepared by an independent third party, according to the discounted cash flow method, as of the exercise of the right of withdrawal.

15             In view of the resolutions in items 1 to 14 above, the complete reformulation of the Company’s bylaws, including the correction of clerical errors, wording adjustment and renumbering of sections, which new text is attached hereto as Schedule A.

16             The transfer, by Eletrobras to the Company, of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, currently held by Eletrobras. Since Eletrobras is a debtor of the Company due to the onlending, by the Company to Eletrobras, of the amounts invested in the referred fund and the updated amount of the debt corresponds to the fair value of the quotas of the referred fund, the payment of the quotas price shall be bade via setting-off of the amounts due by Eletrobras to the company to the referred onlending.

17             The condition of the effectiveness of the resolutions in items 1 to 16 above to the condition precedent of the implementation and settlement of the Offer. Nevertheless, even though the issuance of shares approved under item 1 of the agenda has its effectiveness suspended, the deadline for the exercise of the preemptive right shall start on the current date. The subscription of shares carried out before the implementation of the condition precedent is valid, irrevocable and irreversible and, according to subscription bulletins presented to the Company, its effects will be suspended until the implementation of the suspension condition, becoming automatically effective after its implementation.

18             Authorization for the Company's management to carry out all the necessary acts to implement what was approved by the shareholders.

C - Clarifications on the proposed resolutions

The proposed resolutions of the shareholders are related to the conditions imposed by the CPPI for the implementation of the Privatization. Consequently, the Management proposes, as described above, that the entry into force and/or the effectiveness of the resolutions is conditional upon the implementation and settlement of the Offer.

In case the proposed resolutions are approved and provided that ENBPar and Eletrobras subscribe, pay and request the conversion of shares in the exact terms of the CPPI Resolutions, ENBPAR will hold the majority of the voting capital stock and consequently the control of the Company. If no other shareholder exercises the pre-emptive right to subscribe shares and/or requests the conversion of shares, with the approval of the proposed resolutions, the interest in the capital stock of the Company shall be held as follows:

Shareholders	Common Shares	Preferred Shares	TOTAL	% Common Shares	% TOTAL
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35.90%	67.95%
Depto de Águas E.Elétrica Est.SP - DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
LIGHT - Serviços de Eletricidade S.A.	0	5,058,993	5,058,993	0.00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	64.10%	32.05%
Outros	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	221,412,211,140	221,412,211,139	442,824,422,279	100%	100%

It is relevant to present the following additional clarification on the proposed resolutions:

Issuance of Shares

The proposed capital increase, according to item 1 of the agenda, aims to (i) obtaining funding to enable the construction of Angra 3 and the payment of accumulated minimum dividends to the shareholders who hold preferred shares issued by the Company and (ii) converting into capital the amounts which have already been transferred by Eletrobras to the Company as advancements for future capital increases, to provide financing for its activities and reducing its liabilities.

The issuance price of common and preferred shares was calculated according to the criterion of the Company's profitability perspective, pursuant to art. 170, paragraph 1, item I, of the Corporations Law. The details of its calculation and justification of the corresponding economic aspects were contracted by BNDES with BR Partners Assessoria Financeira Ltda. (“BR Partners”) in the context of the Privatization process, and BR Partners has drafted an independent assessment report (“Report”) in which it concluded that the Company value amounts to R$ 3,468,000,000.00 (three billion, four hundred and sixty-eight million reais) on the reference date of March 31, 2021.

Since the settlement of the public offering of shares in the Privatization is a condition precedent to the corporate restructuring of Eletronuclear, and such offering is expected to occur in April, 2022, and the conclusion of the corporate acts and payment for issuance of shares, as well as the dividends shall have such date as reference, the fair value of the company used as parameter for the transaction was updated for such month. For this purpose, the reference used for the update of the fair value of the cost of equity capital for Eletronuclear calculated by BR Partners as 11.23% per year, in nominal terms, which, if applied on the value of the base-date of March, 2021, results in R$3,891,820,972.81 as the fair value of the Company in April, 2022. Subject to art. 170, paragraph 7, of the Corporations Law, the appraisal report in hereto attached as Annex B of this proposal.

Dividend distribution approval

The bylaws of the company sets forth that the preferred shares issued by the company grant the following rights:

(i)       capital reimbursement priority, without premium;

(ii)       priority minimum cumulative dividends of 10% per year and participation, in the same conditions as the common shares, in balance of profits after the payment of dividends equivalent to 12% to the common shares; and

(iii)       voting rights in the resolutions of extraordinary general shareholders’ meetings regarding amendments of the bylaws of the Company.

Since fiscal year 2010 (inclusive), the cumulative minimum dividends described in item “ii” above have not been paid to holders of preferred shares, and therefore have been accumulated by their holders since then. In view of the capital raise proposed by management to the Meeting, management proposes to pay, on the date of settlement of the Offering, the said accrued dividends, using funds from the Company's capital reserve.

Modification of the rights granted by the preferred shares

If approved by the shareholders at an extraordinary general meeting, the effectiveness of the resolution contained in item 3 of the agenda will require the approval of holders of more than half of the preferred shares, at a special meeting, to be held on [date], at [time], pursuant to article 136, paragraph 1, of the Corporations Law.

Dissenting preferred shareholders, as well as those who abstain and those who do not attend the special meeting of preferred shareholders, will have the right to withdraw from the Company, pursuant to article 137, item I, of the Corporations Law.

The amount to be paid for the reimbursement of shares will be determined, pursuant to paragraph 1 of art. 45 of the Corporations Law, based on the value of shareholders' equity contained in the last balance sheet approved by the general shareholders’ meeting on [date], that is, R$ [●] per preferred share. It is important to note that the calculation method applicable to such reimbursement must be the one in effect prior to this meeting (i.e., disregarding the amendment proposed in item 14).

We emphasize that the management bodies may call a general shareholders’ meeting to reconsider the resolution that gives rise to the right of withdrawal, if they consider that the payment of the reimbursement price jeopardizes the financial stability of the Company, pursuant to article 137, paragraph 3, of the Corporations Law.

Optional conversion program

The program for the optional conversion of part of the Company's common shares into preferred shares, at the ratio of 1 (one) common share to 1 (one) preferred share, up to the limit provided for in paragraph 2 of article 15 of the Corporations Law, was created in order to ensure that the common shares subscribed by ENBPar are at least equivalent to more than 50% (fifty percent) of the common shares issued by the Company.

Corporate name

The Company's corporate name referred to the shareholder Eletrobras; however, after the possible conclusion of the Privatization process, the Company's control will pass from Eletrobras to ENBPar. Therefore, the Management understands that the corporate name must be changed, to exclude such reference.

Corporate purpose

In view of the possible conclusion of the Privatization process and the change of the Company's controlling shareholder, which shall thereafter be ENBPar, the change of the Company's corporate purpose is proposed, to include technical support activities to the operational power plants, as well as incorporation of subsidiaries, assumption of share control and participation in the capital stock of companies that are comprised in the Company's activities.

Public interest

The Company may have its activities, subject to its corporate purpose, guided by the controlling shareholder in order to contribute to the public interest that justified the foundation of the Company. The controlling shareholder may guide the Company to undertake obligations or responsibilities, including carrying out investment projects and undertaking specific operating costs/results, under conditions different from those applicable to any other private sector company operating in the same market, so that it contributes to the public interest.

Governance bodies

In view of the possible conclusion of the Privatization process and the change of the controlling shareholder of the Company, which shall be ENBPar, changes were proposed in the provisions of governance bodies to modify the composition, functioning, powers and duties of the board of officers, board of directors and fiscal council of the Company, so that the referred bodies are consistent with the corporate restructuring of the Company.

Audit committee, risk committee and people committee, eligibility, succession and compensation

The current audit and risk committee and people, eligibility, succession and compensation committees are Eletrobras’ committees, used by Eletrobras and its subsidiaries. In view of the possible conclusion of the Privatization process and the approval of the resolutions on the agenda, the Company's control will no longer be held by Eletrobras and will be held by ENBPar; therefore, the management understands that the Company will not use the Eletrobras committees, but will create its own committees.

COANGRA

COANGRA, whose creation is now proposed, will have the purpose of advising the Company's Board of Directors, including carrying out an analysis and issuing a preliminary opinion on the contracting of goods, services, construction works, financing and guarantees linked to the Angra 3 project.

As proposed by the Company's management, its operation must comply with the provisions of the Bylaws, as well as its internal regulations, to be approved by the Board of Directors.

The committee members will be elected and their total and individual compensation will be determined by the Company's Board of Directors.

Decommissioning Fund

Since 2008, the Company has transferred to Eletrobras funds to be invested in the Decommissioning Financial Fund (non-market long-term investment fund, maintained with Banco do Brasil), called BB Extramercado Exclusivo 30 Fundo de Investimento Multimercado Longo Prazo. The purpose of this fund is to fund the decommissioning activities of the Angra 1 and Angra 2 Thermonuclear Power Plants.

Therefore, the existence and allocation of funds to the decommissioning fund are exclusively related to the Company’s activities. For this reason, the management understands that the quotas of said fund must be transferred by Eletrobras to the Company, since the Company will be responsible for the costs of any decommissioning of the Thermonuclear Power Plants Angra 1 and Angra 2.

As Eletrobras has a debt before the Company due to the transfer, by the latter to the former, of the funds contributed in the referred Fund, and the updated value of such liability corresponds to the market value of the quotas of said fund, the payment for the fund's quotas would be made by offsetting the Eletrobras liabilities with the price to be paid by Eletronuclear.

Determination of the reimbursement price for shares in case of exercise of withdrawal right

The Company's bylaws currently do not provide for a specific amount for the reimbursement of shares held by shareholders who may eventually exercise their right of withdrawal, when permitted under Law No. 6,404/1976. Thus, the amount currently applicable to the reimbursement of shares is that provided for in paragraph 1 of art. 45 of the Corporations Law, that is, the value of the book value of the relevant shares as indicated in the last balance sheet approved by the Company's general shareholders meeting.

The purpose of setting a potentially higher reimbursement amount is to favor all of the Company's shareholders, and will allow, in the event of dissent on matters that give rise to the right of withdrawal, the relevant shareholder to be reimbursed at the highest of the book value (i.e. , the amount currently applicable) and the economic value of the respective equity interest, as determined by an independent appraisal.

The proposal presented to the Company's shareholders also includes the provision that the amendment of the article establishing the aforementioned reimbursement amount, in itself, gives rise to a right of withdrawal for dissenting shareholders, for the amount originally established in the amended article.

Finally, it should be clarified that the new share reimbursement value will not be applicable in case of exercise of the right of withdrawal by the Company's shareholders as a result of resolutions taken at this meeting, so that the new value will only apply to the following shareholders’ meetings.

D - FISCAL COUNCIN OPINION

The capital raise proposal has been subject to the fiscal council of the Company in the meeting held on [date], which has issued a favorable opinion to the capital raise as proposed by the management of the Company, which is attached hereto in Annex C of the Management Proposal.

E - AUDIT AND RISKS COMMITTEE OPINION

The transfer proposal of quotas of the decommissioning fund to the Company was subject to the audit and risks committee in the meeting held on [date], and the corresponding opinion is attached hereto as Annex D of this Management Proposal.

F - MANAGEMENT FINAL NOTES

In view of the foregoing, the Company’s Board of Directors, by unanimous vote of those present, approved the submission to the special shareholders' meeting, pursuant to the present management proposal, and recommends that the shareholders carefully read all documentation made available to them in relation to the proposed resolutions, as well as to approve them.

[date]

[signature]

Annex 12A

ELETROBRAS TERMONUCLEAR S.A.

Mixed Capital Company

CNPJ/ME nº 42.540.211/0001-67

MANAGEMENT PROPOSAL FOR THE SPECIAL SHAREHOLDERS MEETING FOR HOLDERS OF PREFERRED SHARES TO BE HELD ON [DATE] at [TIME]

To the Shareholders,

The management of Eletrobras Termonuclear S.A. (“Company”) hereby sends this management proposal (“Proposal”) regarding the Special Shareholder’s Meeting for Holders of Preferred Shares to be held on [date], at [time] (“Special Meeting”).

A - PRELIMINARY NOTES

On July 12th, 2021, Ordinary Law No. 14,182 (“Law 14,182”) was published, setting forth101856398.2 the main terms and conditions for the privatization of Centrais Elétricas Brasileiras S.A. (“Eletrobras” and “Privatization”).

Law 14,182 set forth that the Privatization will be implemented via a capital increase of Eletrobras, with the waiver of the subscription right of the Federal Government, and might be followed by the sale of shares issued by Eletrobras and held by the Federal Government, or an enterprise controlled by it, either directly or indirectly, via secondary public offering of shares (“Offer”).

Among the conditions of the Privatization, Law 14,182 set forth the implementation of a “corporate restructuring to maintain under the direct or indirect control of the Federal Government, enterprises, facilities and interest, held or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. (Eletronuclear) and Itaipu Binacional” (free translation from the original.

Furthermore, the Management highlights that, as set forth in article 177 of the Brazilian Federal Constitution, the Federal Government holds the monopoly of the research, extraction, enrichment, reprocessing, industrialization and commerce of nuclear ore and minerals and their by-products, except for radioisotopes, the production, commercialization and use of which might be authorized under the permission regime.

Currently, the capital stock of the Company amounts to R$8,493,035,701.18 (eight billon, four hundred and ninety-three million, thirty-five thousand, seven hundred and one real and eighteen cents), divided into 37,658,166,491 (thirty-seven billion, six hundred and fifty-eight million, a hundred and sixty-six thousand, four hundred and ninety-one) common shares and 10,544,698,994 (ten billion, five hundred and forty-four million, six hundred and ninety-eight thousand, nine hundred and ninety-four) preferred shares, all of which are nominative and have no par value.

Eletrobras is currently the controlling shareholder of the Company and holds 37,651,029,535 (thirty-seven billion, six hundred and fifty-one million, twenty-nine thousand, five hundred and thirty-five) common shares and 10,528,730,390 (ten billion, five hundred and twenty-eight million, seven hundred and thirty thousand, three hundred and ninety) preferred shares, representative of 99.95% (ninety-nine point ninety-five percent) of the corporate capital of the Company.

Hence, it is a condition for the Privatization that the control of the Company ceases to be held by Eletrobras and is held either directly or indirectly by the Federal Government or by a company controlled by it.

The detailing of the operational form, adjustments and conditions of the Privatization, including the restructuring related to the Company, was approved by the Council of the Investment Partnerships Program, via the Resolution n. 203, of October 19, 2021, and Resolution 221, of December 29, 2021 (“CPPI Resolutions”).

The CPPI Resolutions approved the following adjustments and conditions related to the restructuring of the Company.

I – Capital contributions by Eletrobras in the Company in the amount of R$1,417,464,016.00 (one billion, four hundred and seventeen million, four hundred and sixty-four thousand and sixteen reais), as new advancements for future capital increases between October 2021 and January 2022, to be used to pay up a capital increase as referred to in subtitem “b” of item III below;

II – issuance by the Company of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, for the price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents) and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, for the total value of R$ 2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (jointly referred to as “the New Shares”), provided that a part of the total issuance price, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) shall be allocated to the capital reserve to be used in the payment of the total accumulated amount of minimum dividends of the outstanding preferred shares issued by the Company, as set forth in item VI below, and the remaining value shall be allocated in the capital stock;

III – subscription, by Eletrobras, of a part of the New Shares: 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand and forty-six) preferred shares for the total issuance price of R$ 6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (jointly, the “New Eletrobras Shares”), the payment for which shall occur in the settlement of the Offer, as indicated below:

a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using primarily the credits relative to the accumulated priority dividends gainst the Company, as set forth in item VI below;

b) R$ 3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advancements for future capital increase made by Eletrobras in the Company until January 2022; e

c) in national currency, for the remaining amount;

IV - assignment, by Eletrobras to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar (“ENBPar”), free of charge, of the preemptive right to subscribe a part of the New Shares, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares ("New ENBPar Shares");

V - exercise, by ENBPar, of the right of the preemptive right to subscribe the New ENBPar Shares transferred to it pursuant to item IV above, and the payment must occur on the date of settlement of the Offer, in national currency;

VI - distribution by the Company of all the minimum dividends attributed to the preferred shares, to be paid with the capital reserve, accumulated until the amendment to the bylaws provided for in item VII below;

VII - modification of the rights of the preferred shares issued by the Company, extinguishing the right to cumulative minimum dividends and the right to vote in deliberations regarding the amendment of the Company's bylaws, and giving priority in the reimbursement of capital;

VIII - approval, by the Shareholders Meeting of the Company, of an optional conversion program of common shares of its issuance into preferred shares, at the rate of 1:1, respecting the limit provided for in §2 of Article 15 of Law No. 6,404 of 1976, and for such purpose the subscription of the New Shares shall be taken into account;

IX – Eletrobras’ adhesion to the optional conversion program referred to in item VIII above, covering the largest possible volume of common shares held by Eletrobras, respecting the applicable limit;

X - creation of a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant, operated by the Company (“Angra 3”), denominated the Statutory Committee for Monitoring the Project of the Angra 3 Thermonuclear Power Plant ("COANGRA"), which will operate until the beginning of the commercial operation of Angra 3, with the purpose of advising the Company's Board of Directors, including conducting analysis and issuing prior opinion on contracts for goods, services, construction works, financing and collaterals linked to the project, which shall consist of five (5) members, provided ENBPar and Eletrobras may appoint the same number of members (up to 2 (two) members appointed by the Directors elected by ENBPar, up to 2 (two) members appointed by the Directors elected by Eletrobras) and 1 (one) independent external member appointed by mutual agreement beteween Eletrobras and ENBPar, all duly paid for such services;

XI - change the composition and organization of attributions of the Executive Board of Eletronuclear, to:

1. separate the functions of the Chief Administrative and Financial Officer between one Chief Administrative Officer and one Chief Financial Officer while the shareholders' agreement referred to in item XIV below is in force; and

2. provide for the existence, until the beginning of the commercial operation of Angra 3, of the position of Chief Angra 3 Officer, which will have the attribution of coordinating the activities to support the completion of the services contracted with BNDES and contracting the engineering services, contracting of financing and project management necessary for the completion of Angra 3;

XII – setting forth the reimbursement value in the cases of exercise of the right of withdrawal of shareholders of the Company so that such value will be the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the assessment report to be prepared by an independent third party, according to the discounted cash flow method, as of the exercise of the right of withdrawal;

XIII - execution, between Eletrobras and ENBPar, of an investment agreement providing, at least, for the obligations of the parties to:

a) participate in the raising of new financing for Angra 3, through the granting of collaterals, as well as through the transfer of loans in the form of new loans to the Company, in the total volume necessary for the completion of Angra 3, pursuant to the studies conducted by BNDES provided for in Decree No. 9,915 of July 16, 2019, and Law No. 14,120 of March 1, 2021, and in proportion to their interest in the voting capital stock of the Company, provided that the calculation of the proportion described above should disregard the collaterals, loans and equity support agreements existing between the Federal Government or Eletrobras and the Company on the date of execution of the investment agreement, which, in any case, shall be maintained after the execution of the agreement; and

b) perform all acts of their responsibility for the purpose of subscribing the new issuance of shares of the Company, in the form to be determined by the studies contracted by it with BNDES, in proportion to its interest in the capital stock of the Company;

XIV - execution, between Eletrobras and ENBPar, of a shareholders’ agreement of the Company's to regulate the governance of this company, providing for, at least:

a) the continuation of the operation of COANGRA, as defined in the Resolutions;

b) ENBPar's right of fist refusal over the sale of shares issued by the Company held by Eletrobras; and

c) right of appointment, by Eletrobras, of the Company's Chief Financial Officer; and

XV - transfer, by Eletrobras to the Company, of the ownership of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, with the compensation of the setting-off of transfer of related amounts due between companies.

B - AGENDA OF THE SPECIAL SHAREHOLDERS’ MEETING

In view of the above, a general extraordinary shareholders’ meeting shall be held on [date] at [time] (“General Meeting”), to resolve on the matters attributed to it. Pursuant to the provisions of Article 136, paragraph 1, of the Corporations Law, the Management of the Company hereby calls the Special Meeting, to resolve on the matters of the following agenda:

1                 The confirmation of the resolution which approves the modification of the rights of the preferred shares issued by the Company, which will no longer grant the right to cumulative minimum dividends and voting rights in resolutions involving the amendment of the Company’s bylaws and the consequent modification of the sole paragraph of Article 11 of the Company’s bylaws, which shall henceforth have the following wording:

“Sole Paragraph. The preferred shares shall, as preference, confer priority in the reimbursement of capital, without premium”.

2                 The confirmation of the resolution which approves the modification of the reimbursement value for shares held by shareholders which may exercise of the right of withdrawal under Law n. 6,404/1976, which will be the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the assessment report to be prepared by an independent third party, according to the discounted cash flow method, as of the exercise of the right of withdrawal; consequently, a new Article 67 shall be included in the Company’s bylaws, with the following wording:

“Art. 67. The reimbursement value of the shares held by shareholders that eventually exercise the right of withdrawal under the terms of Law No. 6,404, of 1976, will be the equivalent of the highest value between (i) the book value of the respective shares, and (ii) ) the economic value of the respective shares, according to the appraisal report to be prepared by an independent third party, using the discounted cash flow method, as of the exercise of the right of withdrawal.

Sole paragraph. The amendment to Article 67 will grant dissenting shareholders (including preferred shareholders) the right to reimburse their shares for the amount calculated based on the provisions of the Bylaws prior to the amendment then made”.

3                 The effectiveness of the resolutions in items 1 to 2 above shall be subject to the condition precedent of the implementation and settlement of the public subscription (and transfer via public offering, if applicable) of common shares issued by Eletrobras, under Ordinary Law n. 14,182 and CPPI Resolution n. 203, dated October 19, 2021.

4                 Authorization for the Company's management to carry out all the necessary acts to carry out what was approved by the shareholders.

C - CLARIFICATIONS ON THE PROPOSED RESOLUTIONS

The proposed resolutions of the shareholders are related to the conditions imposed by the CPPI for the implementation of the Privatization. Consequently, the Management proposes, as described above, that the entry into force and/or the effectiveness of the resolutions is conditional upon the implementation and settlement of the Offer.

In case the proposed resolutions are approved and provided that ENBPar and Eletrobras subscribe, pay and request the conversion of shares in the exact terms of the CPPI Resolutions, ENBPAR will hold the majority of the voting capital stock and consequently the control of the Company. If no other shareholder exercises the pre-emptive right to subscribe shares and/or requests the conversion of shares, with the approval of the proposed resolutions, the interest in the capital stock of the Company shall be held as follows:

Shareholders	Common Shares	Preferred Shares	TOTAL	% Common Shares	% TOTAL
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35.90%	67.95%
Depto de Águas E.Elétrica Est.SP - DAEE	5,960,026	7,405,548	13,365,574	0.00%	0.00%
LIGHT - Serviços de Eletricidade S.A.	0	5,058,993	5,058,993	0.00%	0.00%
ENBPar	141,916,224,437	0	141,916,224,437	64.10%	32.05%
Outros	1,176,930	3,504,063	4,680,993	0.00%	0.00%
TOTAL	221,412,211,140	221,412,211,139	442,824,422,279	100%	100%

If approved by the shareholders at the General Meeting, the effectiveness of the resolutions contained in items 1 and 2 of the agenda will depend on the approval of holders of more than half of the preferred shares, at the Special Meeting.

Dissenting preferred shareholders, as well as those who abstain and those who do not attend the Special Meeting, will have the right to withdraw from the Company, pursuant to Article 137, item I, of the Corporations Law; the applicable reimbursement value in such case will be calculated prior to the implementation of the resolution in item 2 of the agenda.

The amount to be paid as reimbursement of shares will be determined, therefore, pursuant to paragraph 1 of Article 45 of the Corporations Law, based on the book value of equity in the last balance sheet approved by the general shareholders’ meeting on [date], that is, R$ [●] per preferred share.

We emphasize that the management bodies may call a general meeting to reconsider the resolution giving rise to the right of withdrawal, if they consider that the payment of the reimbursement price jeopardizes the financial stability of the Company, pursuant to article 137, paragraph 3, of the Corporations Law.

D - MANAGEMENT FINAL NOTES

In view of the foregoing, the Company’s Board of Directors, by unanimous vote of those present, approved the submission to the special shareholders' meeting, pursuant to the present management proposal, and recommends that the shareholders carefully read all documentation made available to them in relation to the proposed resolutions, as well as to approve them.

[date]

[signatures]

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Chapter I Corporate Name, Organization, Principal Place of Business, and Corporate Purpose	Chapter I Corporate Name, Organization, Principal Place of Business, and Corporate Purpose	Inclusion of wording.
Article 1. Eletrobras Termonuclear S.A. – Eletronuclear is a public-private joint-stock company controlled by Centrais Elétricas Brasileiras S.A. – Eletrobras, established in accordance with the authorization contained in Decree No. 76,803 of December 16, 1975, with the specific purpose of exploiting, on behalf of the Federal Government, nuclear activities for electricity generation purposes, under the Decree of May 23, 1997.	Article 1. Eletronuclear S.A. is a public-private joint-stock company established in accordance with the authorization contained in Decree No. 76,803 of December 16, 1975, with the specific purpose of exploiting, on behalf of the Federal Government, nuclear activities for electricity generation purposes, under the Decree of May 23, 1997.	Amendment aiming to exclude the name Eletrobras from the corporate name of Eletronuclear, as a result of the capitalization process. OK
	Sole paragraph. Eletronuclear is controlled by Empresa Brasileira de Participações em Energia Nuclear e Binacional – ENBpar, organized as authorized in Decree No. 10,791 of September 10, 2021 and pursuant to Law No. 14,182 of July 12, 2021.	Inclusion to provide for the new controlling shareholder of Eletronuclear, due to Eletrobras capitalization process.
Article 2. Eletronuclear has its principal place of business in the City of Rio de Janeiro, was organized for an indefinite time, and it may open branches, affiliates, locations, and offices in Brazil and abroad.	Article 2. Eletronuclear has its principal place of business and jurisdiction in the City of Rio de Janeiro, was organized for an indefinite time, and it may open branches, affiliates, locations, and offices in Brazil and abroad.	Wording included Ok.
Article 3. Eletronuclear shall observe, where applicable, the general principles of Law No. 3,890-A of April 25, 1961, as amended, in addition to complying with the rules established by Eletrobras.	Article 3. Eletronuclear shall comply with Law No. 13,303 of 2016 and its regulations, as well as Law No. 6,404 of 1976.
Article 4. Eletronuclear's corporate purpose shall be the construction and operation of nuclear power plants, the generation, transmission, and trading of electricity resulting therefrom and the execution of engineering and related services, including:	Article 4. Eletronuclear's corporate purpose shall be the construction and operation of nuclear power plants, the generation, transmission, and trading of electricity resulting therefrom and the execution of engineering and related services, including:	No change
I – obtaining all related technology, especially that related to the Nuclear Steam Generating System;	I – obtaining all related technology, especially that related to the Nuclear Steam Generating System;	No change

1

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

II – development, in Brazil, of the design and engineering capacity of nuclear power plants, by subcontracting other Brazilian engineering companies to complete the Company's services; and	II – development, in Brazil, of the design and engineering capacity of nuclear power plants, by subcontracting other Brazilian engineering companies to complete the Company's services; and	No change
III – promotion of the Brazilian industry for the manufacture of components for nuclear power plants.	III – promotion of the Brazilian industry for the manufacture of components for nuclear power plants.	No change
Article 5. For the performance of the corporate purpose established in article 4, Eletronuclear shall:	Article 5. For the performance of the corporate purpose established in article 4, Eletronuclear shall:	No change
I – enter into agreements which have as their object the performance of development, design, construction, installation, and commissioning works for nuclear power plants, as well as the performance of other services consistent with its object; and	I – enter into agreements which have as their object the performance of development, design, construction, installation, and commissioning works for nuclear power plants, as well as the performance of other services consistent with its object; and	No change
	II – organize subsidiaries, hold the controlling interest and/or participate in other companies’ capital, related to its corporate purpose, as long as expressly authorized by law; and	New wording. Ok
II – carry out any activities and take any measures related to its object.		No change New item III.
	Chapter II Public Interest	New (follow the Bylaws model of Sest.)
	Article 6. Eletronuclear may develop its activities, whenever according to its corporate purpose, guided by its controlling shareholder as to contribute to the public interest supporting its organization.	New wording
	Sole paragraph. Eletronuclear shall exclusively base its actions and decisions on nuclear safety, and, therefore, it cannot be compromised for any reason, especially regarding the following:	New wording

2

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	I – The company’s management shall be continuously committed to nuclear safety, the physical protection of its nuclear facilities, and compliance with international safeguards on the use of nuclear materials.	New wording
	II – All members of the Board of Executive Officers, the Board of Directors, Fiscal Council, and other statutory agencies shall be trained on the Fundamentals of Nuclear Safety as soon as they are assigned to these positions.	New wording
	Article 7. In the exercise of the powers referred to in Art. 6, the controlling shareholder may only instruct the Company to assume obligations or responsibilities, including to implement investment projects and assume specific operating costs/results under conditions different from those of any other company in the private sector operating in the same market, when:	New wording
	I - provided by law or regulation, as well as provided for in a contract, partnership, or agreement executed with the public entity competent for doing so, with wide publicity of these instruments; and	New wording
	II – its cost and revenues are detailed and disclosed transparently, including on an accounting basis.	New wording
	Article 8. For purposes of compliance with Art. 7, item II, above, the management of Eletronuclear shall:	New wording
	I - evidence the undertaken obligations or responsibilities in specific notes to the year-end accounting statements; and	New wording
	II – describe them in a specific topic of the management’s report.	New wording
Chapter II Obligations	Chapter III Obligations	No change
Article 6. Eletronuclear, pursuant to legal provisions prevailing, shall, among other obligations:	Article 9. Eletronuclear, pursuant to the current legal provisions, shall, among other obligations:	New article 9
I – guide its actions, seeking sustainability through economic, financial, social, and environmental balance in transactions and business opportunities;	I – guide its actions, seeking sustainability through economic, financial, social, and environmental balance in transactions and business opportunities;	No change

3

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

II – observe and comply with the Compliance Program of the Eletrobras companies;	II – Observe and comply with the Compliance Program ~~of the Eletrobras Companies~~, prepared according to Law No. 13,303 of 2016;	Wording removed
III – observe and, when there are subsidiaries, cause them to observe the transparency requirements provided for in the prevailing laws and regulations; and	III – observe and, when there are subsidiaries, cause them to observe the transparency requirements provided for in the prevailing laws and regulations; and	No change
IV – operated in full compliance with the Code of Ethics and Conduct of the Eletrobras Companies and with the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. ¶ 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA, and Law No. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws and regulations, or any other laws and regulations, rule or regulation of similar purpose and effect, refraining from performing in any conduct that may be prohibited to persons subject to the FCPA and the Brazilian anti-corruption laws and regulations.	IV – operated in full compliance with the Code of Ethics and Conduct ~~of the Eletrobras Companies and with the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. ¶ 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA, and Law No. 12,846/2013~~, as well as any applicable anti-bribery and anti-corruption laws and regulations, or any other laws and regulations, rule or regulation of similar purpose and effect, refraining from performing in any conduct that may be prohibited to persons subject to the FCPA and the Brazilian anti-corruption laws and regulations.	Wording removed
Article 7. Eletronuclear shall take all applicable measures so that its managers, agents, employees, and any other persons acting on its behalf, and, if any, in its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, proceed as provided for the provisions of the Code of Ethics and Conduct of Eletrobras Companies, the FCPA, and the Brazilian anti-corruption laws and regulations.	Article 10. Eletronuclear shall take all applicable measures so that its managers, agents, employees, and any other persons acting on its behalf, and, if any, in its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, proceed as provided for the provisions of the Code of Ethics and Conduct ~~of Eletrobras Companies, the FCPA~~, and the Brazilian anti-corruption laws and regulations.	New art. 10

4

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Chapter III Capital Stock, Shares, and Shareholders	Chapter IV Capital Stock, Shares, and Shareholders	Change of chapter
Article 8. The capital stock is eight billion, four hundred, ninety-three million, thirty-five thousand, seven hundred one Reais and eighteen cents (BRL8,493,035,701.18), divided into thirty-seven billion, six hundred fifty-eight million, one hundred sixty-six thousand, four hundred and ninety-one (37,658,166,491) common shares, voting, and ten billion, five hundred forty-four million, six hundred ninety-eight thousand, nine hundred and ninety-four (10.544,698,994) preferred shares without voting rights, all registered, and with no par value.	Article 11. The capital stock is eight billion, four hundred, ninety-three million, thirty-five thousand, seven hundred one Reais and eighteen cents (BRL8,493,035,701.18), divided into thirty-seven billion, six hundred fifty-eight million, one hundred sixty-six thousand, four hundred and ninety-one (37,658,166,491) common shares, voting, and ten billion, five hundred forty-four million, six hundred ninety-eight thousand, nine hundred and ninety-four (10.544,698,994) preferred shares without voting rights, all registered, and with no par value.	No change
Sole paragraph. The preferred shares may not be translated into common shares and shall have the following preferences or advantages:	Sole paragraph. The holders of preferred shares shall have priority in the reimbursement of capital, without premium.	Amendment required as a result of the capitalization process (Shareholders’ Agreement) Eletrobras and ENBpar.
I – priority in capital reimbursement, with no premium rights;	~~I – priority in capital reimbursement, with no premium rights;~~	Exclusion (Shareholders’/investment agreement)
II – priority dividend, a cumulative minimum of ten percent (10%) per annum, and interest, on an arms-length basis with the common shares in the remaining profits after payment of a dividend of twelve percent (12%) per annum on the common shares; and	~~II – priority dividend, a cumulative minimum of ten percent (10%) per annum, and interest, on an arms-length basis with the common shares in the remaining profits after payment of a dividend of twelve percent (12%) per annum on the common shares; and~~	Exclusion (Shareholders’/investiment agreement)
III – voting right in the Extraordinary General Meetings resolutions deliberations on the amendment to the Bylaws.	~~III – voting right in the Extraordinary General Meetings resolutions deliberations on the amendment to the Bylaws.~~	Exclusion (Shareholders’/investiment agreement)
Article 9. Eletronuclear’s capital stock increases shall be carried out by means of private subscription and/or development of reserves, according to the rules and conditions established among the types allowed by law.	Article 12. Eletronuclear’s capital stock increases shall be carried out by means of private subscription and/or development of reserves, according to the rules and conditions established among the types allowed by law.	No change New article 12.

5

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 1. The capital stock increase shall be forwarded to the Extraordinary General Meeting by the Board of Directors through a proposal of the Board of Executive Officers, accompanied by an opinion of the Fiscal Council.	Paragraph 1. The capital stock increase shall be forwarded to the Extraordinary General Meeting by the Board of Directors through a proposal of the Board of Executive Officers, accompanied by an opinion of the Fiscal Council.	No change
Paragraph 2. The shareholder that does not make the payment in full according to the rules and conditions referred to in this article shall be in default by operation of law, being subject to inflation adjustment, interest at twelve percent (12%) per annum, and a fine of ten percent (10%) on the amount of the overdue installment.	Paragraph 2. The shareholder that does not make the payment in full according to the rules and conditions referred to in this article shall be in default by operation of law, being subject to inflation adjustment, interest at twelve percent (12%) per annum, and a fine of ten percent (10%) on the amount of the overdue installment.	No change
Chapter IV General Meeting	Section V General Meeting Section I – Definition	Change of chapter Wording included
Article 10. The Annual General Meeting shall be held within the first four (4) months following the end of the fiscal year, on a date and time previously scheduled, at the Eletronuclear’s principal place of business, to:	Article 13. The Annual General Meeting shall be held within the first four (4) months following the end of the fiscal year, on a date and time previously scheduled, at the Eletronuclear’s principal place of business, to:	No change New article 13
I – verify the management’s accounts, review, discuss, and vote the financial statements;	I – verify the management’s accounts, review, discuss, and vote the financial statements;	No change
II – resolve upon the allocation of the net profit for the year and the distribution of dividends; and	II – resolve upon the allocation of the net profit for the year and the distribution of dividends; and	No change
III – elect and remove the members of the Board of Directors and of the Fiscal Council and fix the compensation of the managers and members of the Fiscal Council, pursuant to the applicable laws and regulations.

III – elect and remove the members of the Board of Directors and of the Fiscal Council and fix the global and individual compensation of the managers and members of the Fiscal Council and committees, pursuant to the applicable laws and regulations.

Wording included.
	Sole paragraph. The power to resolve upon calling the General Meeting is of the Board of Directors. The power is also of the Fiscal Council and the shareholders, in cases provided by law.	New wording

6

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 1. The presiding board that will conduct the works of the General Meeting shall be composed of the Chairman of the Board of Directors, or in his/her absence or disqualification, by whoever the General Meeting chooses, and by a secretary, chosen among the participants.	~~Paragraph 1. The presiding board that will conduct the works of the General Meeting shall be composed of the Chairman of the Board of Directors, or in his/her absence or disqualification, by whoever the General Meeting chooses, and by a secretary, chosen among the participants.~~	Excluded Moved to the new article 14 Ok.
Paragraph 2. The shareholder may be represented at General Meetings as provided by the Brazilian Corporation Law.	~~Paragraph 2. The shareholder may be represented at General Meetings as provided by the Brazilian Corporation Law.~~	Proposed Exclusion
Paragraph 3. The Board of Directors is responsible for resolving upon the call of the General Meeting. The Fiscal Council is also responsible therefor.	~~Paragraph 3. The Board of Directors is responsible for resolving upon the call of the General Meeting. The Fiscal Council is also responsible therefor.~~	Proposed Exclusion Moved to the new article 15.
	Section II – Composition	New wording (follow the new Bylaws model of Sest)
	Article 14. The General Meeting is composed of all shareholders of the Company, notwithstanding the voting right. The works of the General Meeting shall be supervised by the Chairman of the Board of Directors of the Company (or his/her alternate to be designated), who shall choose the secretary of the General Meeting.	New wording New article 14
Section III – Call Notice
	Article 15. Provided the exception in Law No. 6,404 of December 15, 1976, the General Shareholders’ Meetings shall be called by the Chairman of the Board of Directors or his/her alternate to be designated, pursuant to the terms provided in the laws and regulations.	New wording New article 15
	Article 16. Notwithstanding any formality provided for in these Bylaws and Law No. 6,404 of December 15, 1976, any General Meeting attended by all shareholders shall be deemed duly hold.	New wording New article 16
Section IV – Holding the General Meeting and its Resolutions
	Article 17. Provided the exceptions by law, the General Meeting shall be held, on the first call, with the attendance of shareholders representing at least one-fourth (1/4) of the voting capital stock.	New wording New article 17

7

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	Article 18. Pursuant to the identified quorum provided by law for the resolution of certain matters, the resolutions of the General Meeting shall be taken by the majority of the voting capital and shall be recorded in the book of minutes, which may be registered on a summary basis.	New wording New article 18
	Article 19. The General Meetings shall exclusively address the subject matter provided for in the notices, and no general matters may be discussed in the General Meeting.	New wording New article 19
	Section V – Powers	New wording
Article 11. The General Meeting shall be called especially to resolve upon:	Article 20. The General Meeting, in addition to the matters provided by Law No. 6,404 of December 15, 1976 and Decree No. 1,091 of March 21, 1994, shall meet to resolve upon:	Wording included. New article 20.
I – disposal, in whole or in part, of shares of its capital stock or its subsidiaries; going public procedures or change in the capital stock; sales of securities, if in the treasury; sales of debentures whatsoever a holder, of companies in which it holds interest and the issue of debentures convertible into shares;	I – disposal, in whole or in part, of shares of its capital stock or, when not incumbent upon the Board of Directors, its subsidiaries; going public procedures or change in the capital stock; sales of securities, if in the treasury; sales of debentures whatsoever a holder, of companies in which it holds interest and the issue of debentures convertible into shares;	Wording included.
II – company spin-off, consolidation, merger, winding-up, and liquidation transactions;	I – company spin-off, consolidation, merger, winding-up, and liquidation transactions;	No change
III – exchange of shares or other securities;	III – exchange of shares or other securities;	No change
IV – amendment to the Bylaws;	IV – amendment to the Bylaws;	No change
V – authorization for the company to file a civil responsibility action against the managers for losses caused to its assets and properties;	V – authorization for the company to file a civil responsibility action against the managers for losses caused to its assets and properties;	No change
	VI – approval of the construction, operation, and decommissioning of nuclear power plants;	Wording included New item VI
VI – election and dismissal, at any time, of liquidators, assessing their accounts;	VII – election and dismissal, at any time, of liquidators, assessing their accounts;	No change New item VII

8

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

VII – evaluation of assets that the shareholder contributes to the capital stock; and	VIII – evaluation of assets that the shareholder contributes to the capital stock; and	No change New item VIII
VIII – other matters proposed by the Board of Directors or the Fiscal Council.	IX – other matters proposed by the Board of Directors or the Fiscal Council.	No change New item IX
Paragraph 1. The General Meeting may only resolve upon businesses included in the agenda, in the relevant notice, and the approval of general businesses is prohibited.	~~Paragraph 1. The General Meeting may only resolve upon businesses included in the agenda, in the relevant notice, and the approval of general businesses is prohibited.~~	Proposed Exclusion
Paragraph 2. The Call Notice may condition the representation of the shareholder at the General Meeting, in addition to the requirements provided for by law, upon the deposit, at the company’s principal place of business, of the proof issued by the financial institution acting as depositary for the shares in custody, seventy-two (72) hours before the day scheduled for the General Meeting.	Paragraph 1. The Call Notice may condition the representation of the shareholder at the General Meeting, in addition to the requirements provided for by law, upon the deposit, at the company’s principal place of business, of the proof issued by the financial institution acting as depositary for the shares in custody, seventy-two (72) hours before the day scheduled for the General Meeting.	No change. New ¶ 1
Paragraph 3. The resolutions of the Meeting shall be registered in the book of minutes, and they may be summarized.	Paragraph 2. The resolutions of the Meeting shall be registered in the book of minutes, and they may be summarized.	New ¶ 2 No change
Section V Management	Chapter VI Management	Change of chapter

Article 21. The Company shall have the General Meeting and the following statutory bodies:

II – Board of Directors,

II – Board of Executive Officers,

III – Fiscal Council,

IV – Audit and Risk Committee,

V – Risk Committee,

VI – People, Eligibility, Succession, and Compensation Committee,

VII – COANGRA,

VIII – Other advisory committees to the Board of Directors.

New wording (follow the new Bylaws model of Sest)

9

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 12. Eletronuclear shall be managed by a Board of Directors, a collegiate body with deliberative duties, with assignments provided for in the law and these Bylaws, and a Board of Executive Officers.

Article 22. Eletronuclear shall be managed by a Board of Directors, a collegiate body with deliberative duties, with assignments provided for in the law and these Bylaws, and a Board of Executive Officers.

No change New art.22
Sole paragraph. Eletronuclear’s Chief Executive Officer may not hold the position of Chairman of the Board of Directors.	~~Sole paragraph. Eletronuclear’s Chief Executive Officer may not hold the position of Chairman of the Board of Directors.~~
	Sole paragraph. Pursuant to the legal rules related to indirect public administration, the managers shall guide the development of the Company’s activities pursuant to the principles and best practices adopted and prepared by national and international institutions and forums specialized in corporate governance.	New wording Ok.
Article 13. The members of the Board of Directors shall be Brazilians and the Executive Officers and of the Board of Directors’ Support Committees shall be Brazilians, resident and domiciled in the country.	Article 23. The members of the Board of Directors shall be Brazilians and the Executive Officers and of the Board of Directors’ Support Committees shall be Brazilians, resident and domiciled in the country.	New article 23 No change

Paragraph 1. The minutes of the General Meeting or a meeting of the Board of Directors electing, respectively, Directors and officers of the Eletronuclear, shall include the identification of each of those elected and the term of office, and, when the laws require the satisfaction of certain conditions to hold the position, only those providing the supporting documents may be elected and invested in office, and a certified copy of these supporting documents shall be filed in Eletronuclear’s principal place of business.

Paragraph 1. The minutes of the General Meeting or a meeting of the Board of Directors electing, respectively, Directors and officers of the Eletronuclear, shall include the identification of each of those elected and the term of office, and, when the laws require the satisfaction of certain conditions to hold the position, only those providing the supporting documents may be elected and invested in office, and a certified copy of these supporting documents shall be filed in Eletronuclear’s principal place of business.

No change

10

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. The requirements shall be documented, using all information included in the standard form approved by the Office for Coordination and Governance of State-Owned Companies.	Paragraph 2. The requirements shall be documented, using all information included in the standard form approved by the Office for Coordination and Governance of State-Owned Companies.	No change
Article 14. the investiture in an Eletronuclear management office shall satisfy the conditions imposed by the applicable laws and regulations, as well as those provided for in the Appointment Policy of the Eletrobras companies.	~~Article 14. the investiture in an Eletronuclear management office shall satisfy the conditions imposed by the applicable laws and regulations, as well as those provided for in the Appointment Policy of the Eletrobras companies.~~	Proposed exclusion. Moved to the new article 24. Ok.
	Article 24. The managers of the company, including the directors representing the employees and minority shareholders, shall meet the mandatory requirements and observe the prohibitions to develop its activities provided by Law No. 6,404 of December 15, 1976, Law No. 13,303 of June 30, 2016, and Decree No. 8,945 of December 27, 2016, as well as those provided in specific laws and regulations.	New wording Wording improved ok
Paragraph 1. In addition to the conditions for investiture referred to in the main section of this article, the person appointed as an Officer, including the Chairman, shall:	Paragraph 1. In addition to the conditions for investiture referred to in the main section of this article, the person appointed as an Officer, including the Chairman, shall have work experience of at least five (5) years in activities or offices directly related to the main duties of the Board of Executive Officers.	Wording included.
I – have work experience of at least five (5) years in activities or offices directly related to the main duties of the Board of Executive Officers.	~~I – have work experience of at least five (5) years in activities or offices directly related to the main duties of the Board of Executive Officers.~~	Proposed Exclusion Moved to paragraph 1. Ok.
Paragraph 2. The maximum limit of the Director’s participation in the Board of Directors may not exceed five (5), considering the Eletronuclear's, observing the compensation limit.	Paragraph 2. The maximum limit of the Director’s participation in the Board of Directors may not exceed five (5), considering the Eletronuclear's, observing the compensation limit.	No change
Paragraph 3. Members of the federal public administration, directly or indirectly, are forbidden to hold remunerated positions in more than two (2) state-owned company bodies, including the Board of Directors and Fiscal Council and the Audit Committee.	~~Paragraph 3. Members of the federal public administration, directly or indirectly, are forbidden to hold remunerated positions in more than two (2) state-owned company bodies, including the Board of Directors and Fiscal Council and the Audit Committee.~~	Proposed exclusion

11

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 4. The managers elected shall participate, upon the investiture and on an annual basis, of specific training on corporate and capital market laws and regulations, disclosure of information, internal control, code of conduct, Law No. 12,846/2013, and other topics related to Eletronuclear’s activities.	Paragraph 4. The managers elected shall participate, upon the investiture and on an annual basis, of specific training on corporate and capital market laws and regulations, disclosure of information, internal control, code of conduct, Law No. 12,846/2013, and other topics related to Eletronuclear’s activities.	No change
Paragraph 5. The manager failing to participate in any annual training provided by the company in the last two years may not be reelected.	Paragraph 5. The manager failing to participate in any annual training provided by the company in the last two years may not be reelected.
	Paragraph 6. The requirements and prohibitions enforceable to the managers shall be met in all appointments and elections, including in case of reelection.	New wording New ¶ 6
	Paragraph 7. The requirements referred to in this Art. 24 shall be supported with documents, as required in the standard form, approved by the Office for Coordination and Governance of State-Owned Companies and available on its website.	New wording New ¶ 7
	Paragraph 8. The failure to provide the documents referred to in ¶ 6 shall entail rejection of the form by People, Eligibility, Succession, and Compensation Committee of Eletronuclear.	New wording New ¶ 8
	Paragraph 9. The People, Eligibility, Succession, and Compensation Committee shall verify if the requirements and prohibitions established in this Art. 24 are met, through analysis of the self-declaration presented by the person appointed and his/her relevant documentation, pursuant to Art.24.	New wording Inclusion of a new paragraph. New ¶ 9

12

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	Article 25. Each member of the Board of Executive Officers shall, before discharging their duties, submit to the Company, which shall ensure legal privilege, an authorization to access the Annual Adjustment to the Individual Income Tax Return (DIRPF) and any amendments submitted to the Brazilian Federal Revenue Service – RFB, pursuant to the form made available by the Brazilian Government Accountability Office. The officers shall also submit a Confidential Information Statement – DCI to the Public Ethics Commission of the Presidency of the Republic – CEP/PR, pursuant to Law 6,728/79 and Law 12,813/13, art. 9, item I.	New wording New article 25
Article 15. Each member of the management bodies shall, before taking office and when leaving the office, submit a statement of assets to the company, to the Public Ethics Commission of the Presidency of the Republic – CEP/PR and to the Brazilian Government Accountability Office.	~~Article 15. Each member of the management bodies shall, before taking office and when leaving the office, submit a statement of assets to the company, to the Public Ethics Commission of the Presidency of the Republic – CEP/PR and to the Brazilian Government Accountability Office.~~	Proposed Exclusion
Article 16. The directors and officers shall be invested in their offices upon execution of the instrument of investiture in the Book of Minutes of the Board of Directors or Board of Executive Officers, as the case may be.

Article 26. The directors and officers shall be invested in their offices upon execution of an specific instrument ~~of investiture in the Book of Minutes of the Board of Directors or Board of Executive Officers, as the case may be~~ within a maximum term of up to 30 (thirty) days, of the election or appointment, made available by Eletronuclear, which shall subject the person invested in office to Eletronuclear’s Code of Ethical Conduct and Integrity and other rules of procedures issued by the Company.

Inclusion and exclusion of wording New article 26.
Paragraph 1. If the instrument of investiture is not signed within the thirty (30) days following the election, this shall become void, except if a justification is accepted the management body for which the person was elected.	Paragraph 1. If the instrument of investiture is not signed within the thirty (30) days following the election, this shall become void, except if a justification is accepted the management body for which the person was elected.	No change

13

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. The instrument of investiture shall include, under penalty of nullity: the indication of at least one domicile at which the manager shall be served process and notified under administrative and legal proceedings related to their management acts, which shall be deemed to be received upon delivery to the indicated domicile, which may only be changed upon written notice to Eletronuclear.	Paragraph 2. The instrument of investiture shall include, under penalty of nullity: the indication of at least one domicile at which the manager shall be served process and notified under administrative and legal proceedings related to their management acts, which shall be deemed to be received upon delivery to the indicated domicile, which may only be changed upon written notice to Eletronuclear.	No change.
	Article 27. In meetings of collegiate bodies, before the resolution, any member that is not independent with respect to the business transacted shall express their conflict of interest or personal interest, leaving the meeting. Paragraph 2 – If such member does not do so, any other person may express the conflict, if known, and the collegiate body shall resolve upon the conflict pursuant to its regulations and the applicable laws and regulations.	New Wording Ok. New article 27.
Article 17. The members of the Board of Directors and Board of Executive Officers shall be liable, to the terms of the prevailing laws and regulations, individually and jointly, for acts they practice and for losses resulting therefrom to Eletronuclear, unless the dissenting officer makes record in the minutes of the meeting of the respective management body his or her disagreement or, if this is not possible, makes it immediately known in writing to the management body, the fiscal council, or the shareholders’ meeting.	Article 28. The members of the Board of Directors and Board of Executive Officers shall be liable, to the terms of the prevailing laws and regulations, individually and jointly, for acts they practice and for losses resulting therefrom to Eletronuclear, unless the dissenting officer makes record in the minutes of the meeting of the respective management body his or her disagreement or, if this is not possible, makes it immediately known in writing to the management body, the fiscal council, or the shareholders’ meeting.	No change New article 28
Article 18. The managers shall be liable, as provided by law, for losses or damage caused while discharging their duties.	~~Article 29. The managers shall be liable, as provided by law, for losses or damage caused while discharging their duties.~~	Proposed Exclusion

14

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 1. Eletronuclear shall ensure to the members and former members of the Board of Executive Officers and Boards of Directors defense in legal and administrative proceedings initiated against them for acts performed as a result of the office or duties, provided there is no incompatibility with the Company’s interests.

	Paragraph 1. Eletronuclear shall ensure to the members and former members of the Board of Executive Officers and Boards of Directors, and the Audit Committee and Risk Committee, defense in legal and administrative proceedings initiated against them for acts performed as a result of the office or duties, provided there is no incompatibility with the Company’s interests.	Wording included (Shareholders’ agreement). Ok
	Paragraph 2. The members and former members of the Board of Execute Officers, the Board of Directors, the Fiscal Council, the Audit Committee, and the Risk Committee are hereby entitled to know the information and documents included in the Company’s records or database, essential for administrative or legal defense, in actions filed by third parties, actions taken during their term of office, except if such availability is harmful to Eletronuclear’s interests.	New wording New ¶ 2

Paragraph 2. The benefit provided in paragraph one of this article applies to holding and former holding of trustworthy duties and other employees and former employees duly vested with powers by a delegation from the managers.

Paragraph 3. The benefit provided in paragraph one of this article applies to holding and former holding of trustworthy duties and other employees and former employees duly vested with powers by a delegation from the managers.

No change New ¶ 3
Paragraph 3. The form of the benefit mentioned in ¶¶ 1 and 2 shall be defined by the Board of Directors after consultation with Eletronuclear legal department.	Paragraph 4. The form of the benefit mentioned in ¶¶ 1 and 3 shall be defined by the Board of Directors after consultation with Eletronuclear legal department.	Wording rectified New ¶ 4

Paragraph 4. If any of such persons holding the offices or discharging the duties mentioned in ¶¶ 1 and 2 is convicted by a final and unappealable court decision based on violation of the law or the Bylaws or resulting from an unintentional or intentional act, they shall reimburse Eletrobras for all costs and expenses arising from the defense referred to in ¶ 1, as well as for any damage caused.

	Paragraph 5. If any such persons holding the offices or discharging the duties mentioned in ¶¶ 1 and 3 is convicted by a final and unappealable court decision based on violation of the law or the Bylaws or resulting from an unintentional or intentional act, they shall reimburse Eletrobras for all costs and expenses arising from the defense referred to in ¶¶ 1 and 3, as well as for any damage caused.	Wording rectified New ¶ 5

15

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 5. Eletronuclear may maintain, in such form and to such extent as established by the Board of Directors, a permanent insurance contract in favor of the holding the offices or discharging the duties mentioned in ¶ 1, to cover procedural expenses and attorneys’ fees in administrative or legal proceedings made against them related to their duties with Eletronuclear.

Paragraph 6. Eletronuclear may maintain, in such form and to such extent as established by the Board of Directors, a permanent insurance contract in favor of the holding the offices or discharging the duties mentioned in ~~¶ 1~~ this article, to cover procedural expenses and attorneys’ fees in administrative or legal proceedings made against them related to their duties with Eletronuclear.

No amendment to the wording New ¶ 6

Paragraph 6. The managers of Eletronuclear that may create salary benefits not provided for or contrary to the provisions in the employment contracts, position and salary plan, collective bargaining agreement, internal rules, or the prevailing laws and regulations, shall be liable for the losses caused to the company, based on the main section of this article.

Paragraph 7. The managers of Eletronuclear that may create salary benefits not provided for or contrary to the provisions in the employment contracts, position and salary plan, collective bargaining agreement, internal rules, or the prevailing laws and regulations, shall be liable for the losses caused to the company, based on the main section of this article.

New ¶ 7

Article 19. The Board of Directors and Board of Executive Officers shall meet, with a quorum of an absolute majority, half of the elected members plus one, and shall resolve upon the vote of the majority of the members present.

Article 29. The Board of Directors and Board of Executive Officers shall meet, with a quorum of an absolute majority, half of the elected members plus one, and shall resolve upon the vote of the majority of the members present.

No change New article 30
Paragraph 1. In the resolutions taken by the Board of Directors and the Board of Executive Officers, the respective Chairman shall have, in addition to their personal vote, the casting vote.	Sole paragraph. In the resolutions taken by the Board of Directors and the Board of Executive Officers, the respective Chairman shall have, in addition to their personal vote, the casting vote.	No change Inclusion of sole paragraph.
Paragraph 2. The decisions of the managers shall observe the corporate policies and strategic guidelines established by the parent company.	~~Paragraph 2. The decisions of the managers shall observe the corporate policies and strategic guidelines established by the parent company.~~	Proposed Exclusion
Paragraph 3. The manager is prohibited from resolving upon a matter that conflicts with their interests or related to third parties influenced thereby, pursuant to prevailing laws and regulations. In this case, they shall record the conflict in minutes and refrain from discussing the subject.	~~Paragraph 3. The manager is prohibited from resolving upon a matter that conflicts with their interests or related to third parties influenced thereby, pursuant to prevailing laws and regulations. In this case, they shall record the conflict in minutes and refrain from discussing the subject.~~	Proposed exclusion
Chapter VI Board of Directors	Chapter VII Board of Directors

16

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 20. The Board of Directors, the highest collegiate body of Eletronuclear, shall be composed of seven (7) members elected by the General Meeting for a unified term of office of two (2) years, being no more than three (3) consecutive reelections allowed.	Article 30. The Board of Directors, the highest collegiate body of Eletronuclear, shall be composed of seven (7) members elected by the General Meeting for a unified term of office of two (2) years, being no more than three (3) consecutive reelections allowed.	No change
	Paragraph 1. For constituting the Board of Directors, ENBpar shall appoint the majority of members and there shall necessarily be at least:	New wording (Shareholders’ agreement).
I – one (1) director shall be appointed by the Minister of State of Planning, Development, and Management pursuant to the prevailing laws and regulations;	~~I – one (1) director shall be appointed by the Minister of State of Planning, Development, and Management pursuant to the prevailing laws and regulations;~~	Proposed exclusion.
II – one (1) member elected as an employee representative, chosen pursuant to the prevailing laws and regulations;	I – one (1) member elected as an employee representative, chosen pursuant to the prevailing laws and regulations;	No change New item I
	II – one (1) board member elected by the minority shareholders, if a greater number is not available to them by the multiple voting process provided by Law No. 6,404 of December 15, 1976.	New wording (Shareholders’ agreement)
III – one (1) director appointed by the controlling shareholder, which shall be elected Chief Executive Officer; and	~~III – one (1) director appointed by the controlling shareholder, which shall be elected Chief Executive Officer; and~~	Proposed exclusion
IV – four (4) directors appointed by Eletrobras, among which two (2) shall be independent, under the applicable laws and regulations.	~~IV – four (4) directors appointed by Eletrobras, among which two (2) shall be independent, under the applicable laws and regulations.~~	Proposed exclusion

Paragraph 2. Among the board members appointed by ENBpar pursuant to ¶ 1 of this article, as controlling shareholder of the Company, one (1) board member shall be appointed by the supervising Ministry to which Eletronuclear is bound.

New wording
Paragraph 2. The director representing the employees shall not participate in discussions and resolutions on matters involving union-related relations, compensation, benefits, and advantages, including private pension and welfare matters, hypotheses in which a conflict of interest is configured.	Paragraph 3. The director representing the employees shall not participate in discussions and resolutions on matters involving union-related relations, compensation, benefits, and advantages, including private pension and welfare matters, hypotheses in which a conflict of interest is configured.	No change New ¶ 3

17

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 3. The matters that configure a conflict of interest, as provided for in ¶ 2 above, shall be deliberate in a special meeting exclusively called without the presence of the director representing the employees, and they shall be ensured access to the minutes of the meeting and to the documents related to the resolutions, within thirty (30) days.	Paragraph 4. The matters that configure a conflict of interest, as provided for in ¶ 2 above, shall be deliberate in a special meeting exclusively called without the presence of the director representing the employees, and they shall be ensured access to the minutes of the meeting and to the documents related to the resolutions, within thirty (30) days.	No change New ¶ 4
Paragraph 4. The Board of Directors shall be composed of at least twenty-five percent (25%) of independent members, as provided by Law No. 13,303/2016.	Paragraph 5. The Board of Directors shall be composed of at least twenty-five percent (25%) of independent members, as provided by Law No. 13,303/2016.	No change New ¶ 5
	Paragraph 6. The Board of Directors shall appoint, in a non-binding manner, new members to this collegial board and profiles for approval by the general meeting, always related to the results of evaluation process and the guidelines in the appointment policy and the succession plan.	New wording Ok
Paragraph 5. Eletrobras shall appoint the independent members of the Board of Directors referred to in ¶ 4 this article if the other shareholders fail to do so.	Paragraph 7. ENBpar shall appoint the independent members of the Board of Directors referred to in ¶ 5 of this article if the other shareholders fail to do so.	Wording supplementation
Paragraph 6. In addition to the events provided by law, the office shall be vacated when the member of the Board of Directors unreasonably fails to attend two (2) consecutive meetings or three (3) alternated meetings over the last twelve (12) meetings.	Paragraph 8. In addition to the events provided by law, the office shall be vacated when the member of the Board of Directors unreasonably fails to attend two (2) consecutive meetings or three (3) alternated meetings over the last twelve (12) meetings.	Wording supplementation New ¶ 8

Paragraph 7. In case of vacancy in the duties of a Director, the Chairman of the collegiate body shall notify the body represented and the Board shall appoint an alternate by appointment of that body to complete the term of office of the previous director.

Paragraph 9. In case of vacancy in the office of a Director, the Chairman of the collegiate body shall call the general meeting of shareholders to designate an alternate to complete the term of office of the previous director.

Wording supplementation New ¶ 9
Paragraph 8. The term of office of the members of the Board of Directors shall be extended until the actual investiture of the new members.	Paragraph 10. The term of office of the members of the Board of Directors shall be extended until the actual investiture of the new members.	No change New ¶ 10

18

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 9. The term of office provided for in the main section of this article includes any previous terms of office in the last two (2) years.	Paragraph 11. The term of office provided for in the main section of this article includes any previous terms of office in the last two (2) years.	No change New ¶ 11
Paragraph 10. Upon reaching the maximum term of office provided for in the main section of this article, the Director may only return after a period equivalent to one term of office has elapsed.	Paragraph 12. Upon reaching the maximum term of office provided for in the main section of this article, the Director may only return after a period equivalent to one term of office has elapsed.	No change New ¶ 12
Paragraph 11. The Chairman of the Board of Directors and their alternate shall be appointed by Eletrobras from among their appointed provided for in item IV, ¶ 1 of this article.	~~Paragraph 13. The Chairman of the Board of Directors and their alternate shall be appointed by Eletrobras from among their appointed provided for in item IV, ¶ 1 of this article.~~	Proposed exclusion
	Paragraph 13. The term of office of the members of the Board of Directors shall be extended until the actual investiture of the new members.	New wording Ok New ¶ 13
Article 21. The Board of Directors shall meet, on an ordinary basis, once in a month, and, on an extraordinary basis, whenever necessary.	Article 31. The Board of Directors shall meet, on an ordinary basis, once in a month, and, on an extraordinary basis, whenever necessary.	No change New article 32
	Paragraph 1. The Board of Directors shall meet at least twice a year in the presence of external auditors.	New Wording New ¶ 1
Paragraph 1. The Board of Directors shall be convened by their chairman and their meetings shall be recorded in minutes, to be signed by all members present, which, when containing resolutions intended to produce effects before third parties, shall be filed with the competent Commercial Registry and published.	Paragraph 2. The Board of Directors shall be convened by their chairman and their meetings shall be recorded in minutes, to be signed by all members present, which, when containing resolutions intended to produce effects before third parties, shall be filed with the competent Commercial Registry and published.	No change New ¶ 2
	Paragraph 3. The meetings of the Board of Directors shall, as a rule, be held in person, accepting, on an exceptional basis, virtual means, or through teleconference or videoconference, upon reason approved by the collegiate body.	New wording New ¶ 3

19

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	Paragraph 4. In case of a non-unanimous decision, the justification of the conflicting vote shall be registered, at the relevant member’s discretion, as long as the dissident director expressing their disagreement in the minutes of the meeting or, if not possible, express their awareness in writing to the Board of Directors, is not held accountable therefor.	New wording New ¶ 4
Paragraph 2. The monthly compensation due to the members of the Board of Directors, fixed by a General Meeting, shall not exceed ten percent (10%) of the average monthly compensation of the officers, except for the amounts related to vacation bonus and benefits, and the payment of any kind of profit sharing is prohibited.	Paragraph 5. The monthly compensation due to the members of the Board of Directors, fixed by a General Meeting, shall not exceed ten percent (10%) of the average monthly compensation of the officers, except for the amounts related to vacation bonus and benefits, and the payment of any kind of profit sharing is prohibited.	No change New ¶ 5
Paragraph 3. The members of the Board of Directors shall have their expenses of transportation and accommodation reimbursed whenever residing out of the city where the meeting is held, and only their transportation expenses when they reside in the city.	Paragraph 6. The members of the Board of Directors shall have their expenses of transportation and accommodation reimbursed whenever residing out of the city where the meeting is held, and only their transportation expenses when they reside in the city.	No change New ¶ 6
Article 22. It is incumbent upon the Board of Directors the establishment of general guidelines for the business of Eletronuclear, the ultimate control over the programs approved, as well as the verification of the results obtained. While discharging their duties, the Board of Directors is also responsible, without prejudice to the powers under the prevailing laws and regulations, for:	Article 32. It is incumbent upon the Board of Directors the establishment of general guidelines for the business of Eletronuclear, the ultimate control over the programs approved, as well as the verification of the results obtained. While discharging their duties, the Board of Directors is also responsible, without prejudice to the powers under the prevailing laws and regulations, for:	No change New article 32
I – resolving upon matters within their power pursuant to Eletrobras companies’ authority policy in effect;	I – resolving upon matters within their power pursuant to the ~~Eletrobras companies’~~ authority policy in effect;	Wording removed
II – authorizing Eletronuclear to take out loans or credit facilities in Brazil or abroad pursuant to Eletrobras companies’ authority policy in effect;	II – authorizing Eletronuclear to take out loans or credit facilities in Brazil or abroad pursuant to the ~~Eletrobras companies’~~ authority policy in effect;	Wording removed

20

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

III – authorizing the provision of guarantees for loans or credit facilities, whether in Brazil or abroad, pursuant to Eletrobras companies’ authority policy in effect;	III – authorizing the provision of guarantees for loans or credit facilities, whether in Brazil or abroad, pursuant to the ~~Eletrobras companies’~~ authority policy in effect;	Wording removed
IV – authorizing the performance of business acts aiming at the acquisition of goods and the contracting of works and services, pursuant to Eletrobras companies’ authority policy in effect;	IV – authorizing the performance of business acts aiming at the acquisition of goods and the contracting of works and services, pursuant to the ~~Eletrobras companies’~~ authority policy in effect;	Wording removed
V – electing and removing officers of the company officers and inspecting their management;	V – electing and removing officers of the company officers and inspecting their management;	No change
VI – implementing and supervising the risk management systems, internal controls, and compliance established for preventing and mitigating the main risks to which Eletronuclear is exposed, including the risks related to the integrity of accounting and financial information and those related to bribery and fraud;	VI – implementing and supervising the risk management systems, internal controls, and compliance established for preventing and mitigating the main risks to which Eletronuclear is exposed, including the risks related to the integrity of accounting and financial information and those related to bribery and fraud;	No change
VII – analyzing, at least on a quarterly basis, the interim balance sheet and other financial statements, without prejudice to the actions of the Fiscal Council;	VII – analyzing, at least on a quarterly basis, the interim balance sheet and other financial statements, without prejudice to the actions of the Fiscal Council;	No change
VIII – resolving upon the formation of business consortiums or shares in companies directly or indirectly intended for the performance of the corporate purpose of Eletronuclear, under the concession, authorization, or permission regime, upon authorization of Eletrobras’ Board of Directors;	VIII – resolving upon the formation of business consortiums or shares in companies directly or indirectly intended for the performance of the corporate purpose of Eletronuclear, under the concession, authorization, or permission regime~~, upon authorization of Eletrobras’ Board of Directors~~;	Wording removed
IX – approving the appointment, made by the Board of Executive Officers, of members to compose the boards of directors and inspector of the companies in which they have an interest, including associations and foundations, subjecting their choice for approval by Eletrobras;	IX – approving the appointment, made by the Board of Executive Officers, of members to compose the boards of directors and inspector of the companies in which they have an interest, including associations and foundations, ~~subjecting their choice for approval by Eletrobras~~;	Wording removed
X – approving the organizational structure of Eletronuclear;	X – approving the organizational structure of Eletronuclear;	No change

21

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XI – monitoring the company’s management through a request for information or examination of books and documents, as well as by requesting information about agreements executed or about to be executed and about any other acts;	XI – monitoring the company’s management through a request for information or examination of books and documents, as well as by requesting information about agreements executed or about to be executed and about any other acts;	No change
XII – approving the management and internal control reports, as well as the account held by the Board of Executive Officers;	XII – approving the management and internal control reports, as well as the account held by the Board of Executive Officers;	No change
XIII – authorizing Eletronuclear to issue securities, through its resolution and favorable opinion of Eletrobras;	XIII – authorizing Eletronuclear to issue securities~~, through its resolution and favorable opinion of Eletrobras~~;	Wording removed
XIV – choosing and removing independent auditors pursuant to the guidelines approved by Eletrobras, pursuant to the applicable laws and regulations;	XIV – choosing and removing independent auditors ~~pursuant to the guidelines approved by Eletrobras~~, pursuant to the applicable laws and regulations;	Wording removed
XV – resolving upon the appointment and dismissal of the holding of the office of Internal Audit, after approval of the Ministry of Transparency and the Brazilian Office of the Comptroller General, and the Office of the Ombudsman;	XV – resolving upon the appointment and dismissal of the holding of the office of Internal Audit, after approval of the Ministry of Transparency and the Brazilian Office of the Comptroller General, and the Office of the Ombudsman;	No change
XVI – resolving upon the duties and operation of the Internal Audit and the Office of the Ombudsman;	XVI – resolving upon the duties and operation of the Internal Audit and the Office of the Ombudsman;	No change
XVII – resolving upon proposals for the implementation of corrective measures or improvement of procedures and routines, as a result of the analysis of the claims received by the Office of the Ombudsman;	XVII – resolving upon proposals for the implementation of corrective measures or improvement of procedures and routines, as a result of the analysis of the claims received by the Office of the Ombudsman;	No change
XVIII – requesting a periodic internal audit of the activities of the closed private pension entity that manages the company’s benefit plan;	XVIII – requesting a periodic internal audit of the activities of the closed private pension entity that manages the company’s benefit plan;	No change
XIX – prepare, amend, and approve its Rules of Procedures, pursuant to the rules on composition and competence established in these Bylaws and in the prevailing legal rules, as well as to approve the Eletronuclear’s Rules of Procedures;	XIX – prepare, amend, and approve its Rules of Procedures, pursuant to the rules on composition and competence established in these Bylaws and in the prevailing legal rules, as well as to approve the Eletronuclear’s Rules of Procedures;	No change

22

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XX – resolve upon the revenues estimated, expenses and investments of Eletronuclear for each exercise, proposals by the Board of Executive Officers;	XX – resolve upon the revenues estimated, expenses and investments of Eletronuclear for each exercise, proposals by the Board of Executive Officers;	No change
XXI – resolve upon the compensation to the stockholders, based on the intermediaries results assessed under the applicable laws and regulations;	XXI – resolve upon the compensation to the stockholders, based on the intermediaries results assessed under the applicable laws and regulations;	No change
XXII – resolve upon making and accepting donations with or without charges, pursuant to the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as the Authority Policy;	XXII – resolve upon making and accepting donations with or without charges, pursuant to the provisions in the Compliance Manual and the Code of Ethics and Conduct ~~of Eletrobras Companies~~, as well as the Authority Policy;	Wording removed.
XXIII – resolve upon the purchase, disposal, or encumbrance of personal and real properties, not related to the performance of Eletronuclear’s corporate purpose, consistent with the prevailing Eletrobras companies’ authority policy, as provided for in applicable laws and regulations;	XXIII – resolve upon the purchase, disposal, or encumbrance of personal and real properties, not related to the performance of Eletronuclear’s corporate purpose, consistent with the prevailing ~~Eletrobras companies’~~ authority policy, as provided for in applicable laws and regulations;	Wording removed.
XXIV – authorize the disposal or acquisition of personal and real properties, directly related to the compliance with of Eletronuclear’s corporate purpose, consistent with the prevailing Eletrobras companies’ authority policy, pursuant to the applicable laws and regulations;	XXIV – authorize the disposal or acquisition of personal and real properties, directly related to the compliance with of Eletronuclear’s corporate purpose, consistent with the prevailing ~~Eletrobras companies’~~ authority policy, pursuant to the applicable laws and regulations;	Wording removed.
XXV – call the General Meetings;	XXV – call the General Meetings;	No change
XXVI – approve the opening of branches, subsidiaries, agencies, and offices in Brazil or abroad, upon authorization by the Eletrobras Board of Directors;	XXVI – approve the opening and closing of branches, subsidiaries, agencies, and offices in Brazil or abroad~~, upon authorization by the Eletrobras Board of Directors~~;	Wording included and removed.
XXVII – resolve upon the removal of directors when the period is for more than thirty (30) consecutive days;	XXVII – resolve upon the removal of directors when the period is for more than thirty (30) consecutive days;	No change

23

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XXVIII – meeting at least one (1) time per year, without the presence of the Eletronuclear Chief Executive Officer, including for the approval of the Annual Internal Audit Activities Plan (PAINT) and of the Annual Internal Audit Activities Report – RAINT;	XXVIII – meeting at least one (1) time per year, without the presence of the Eletronuclear Chief Executive Officer, including for the approval of the Annual Internal Audit Activities Plan (PAINT) and of the Annual Internal Audit Activities Report – RAINT;	No change
XXIX – resolve upon the use or exploitation, for any security, by any person or entity, of equipment, facilities, properties, or any other assets of the company not related to the concession, in accordance with the prevailing Eletrobras companies' authority policy;	XXIX – resolve upon the use or exploitation, for any security, by any person or entity, of equipment, facilities, properties, or any other assets of the company not related to the concession, in accordance with the prevailing ~~Eletrobras companies'~~ authority policy;	Wording removed.
XXX – approve the Business and Management Plan according to the Master Plan of Business and Management and Strategic Plan of the Eletrobras companies;	XXX - approve and amend the business and management plan of Eletronuclear; ~~according to the Master Plan of Business and Management and Strategic Plan of the Eletrobras companies;~~	Wording removed.
XXXI – approving the Business Performance Goals Agreement (CMDE), whereby Eletronuclear undertakes to comply with the strategic guidelines established aiming at meet the goals and results established by the parent company;	~~XXXI – approving the Business Performance Goals Agreement (CMDE), whereby Eletronuclear undertakes to comply with the strategic guidelines established aiming at meet the goals and results established by the parent company;~~	Proposed exclusion Ok.
XXXII – carry out the performance evaluation, individual and collective, of the managers, at least one (1) time a year, pursuant to prevailing laws and regulations, based on the guidelines established by Eletrobras;	XXXII – carry out the performance evaluation, individual and collective, of the managers, at least one (1) time a year, pursuant to prevailing laws and regulations~~, based on the guidelines established by Eletrobras;~~	Proposed exclusion
XXXIII – approving the related-party transaction policy, pursuant to the competitiveness, compliance, transparency, equity, and arm’s length requirements, which shall be revised at least every year;	XXXIII – approving the related-party transaction policy, pursuant to the competitiveness, compliance, transparency, equity, and arm’s length requirements, which shall be revised at least every year;	No change
XXXIV – resolve upon the creation, operation, by means of rules of procedures, and dismissal of Supporting Committees to the Board of Directors for the deepening of strategic studies, as well as to elect and remove their members, provided the prevailing laws and regulations;	XXXIV – resolve upon the creation, operation, by means of rules of procedures, and dismissal of Supporting Committees to the Board of Directors for the deepening of strategic studies, as well as to elect and remove their members, provided the prevailing laws and regulations;	No change
XXXV - grant optional vacation or license to the Chief Executive Officer;	XXXV - grant optional vacation or license to the Chief Executive Officer;	No change

24

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XXXVI – approve the personnel regulation and establishing the quantitative of positions of trust of the Eletronuclear top management, upon approval of the Eletrobras’s Board of Directors;	XXXV – approve the personnel regulation and establishing the quantitative of positions of trust of the Eletronuclear top management~~, upon approval of the Eletrobras’s Board of Directors;~~	Proposed exclusion
XXXVII – approve the maximum quantitative of staff and the performance of public sector recruitment examination of Eletronuclear, upon prior approval of Eletrobras’s Board of Directors;	XXXVI – approve the maximum quantitative of staff and the performance of public sector recruitment examination of Eletronuclear, ~~through prior approval of Eletrobras’s Board of Directors;~~	Proposed exclusion
XXXVIII – approving and inspecting the achievement of specific goals and results by the members of the Board of Executive Officers;	XXXVIII – approving and inspecting the achievement of specific goals and results by the members of the Board of Executive Officers;	No change
XXXIX – annually analyzing the achievement of goals and results in the implementation of the business and management plan, publishing their conclusions and informing the National Congress and the Brazilian Government Accountability Office about them, pursuant to the prevailing laws and regulations;	XXXIX – annually analyzing the achievement of goals and results in the implementation of the business and management plan, publishing their conclusions and informing the National Congress and the Brazilian Government Accountability Office about them, pursuant to the prevailing laws and regulations;	No change
XL – resolve upon agreements related to the electricity and fuel trading and to the transactions for engagement of financial and social security instruments accepted and required in order to ensure the legal proceedings and for the financial settlement of the operations conducted in the scope of the Electricity Trading Chamber – CCEE, as well as in the cases of export of energy, observing:	XXIX – resolve upon agreements related to the trading of electricity and fuel and to the transactions for engagement of financial and social security instruments accepted and required in order to guarantee legal proceedings and for the financial settlement of the transactions conducted in the scope of the Electricity Trading Chamber – CCEE, as well as in the cases of export of energy, observing the limits for approval of electricity purchase agreements and following acts linked to them, including engagement of the financial and social security instruments accepted and required as guarantee, consistent with the authorization policy in effect.	Proposed amendment to the wording, including sub-items “a” and “b” below.
a) the policies and criteria established by Eletrobras; and	~~a) the policies and criteria established by Eletrobras; and~~	Proposed Exclusion Moved to XXIX

25

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

b) the limits of approval for electricity purchase agreements and following acts linked to them, including engagement the financial and social security instruments accepted and required in order to ensure, consistent with the Authorization Policy of the Eletrobras companies.	~~b) the limits of approval for electricity purchase agreements and following acts linked to them, including engagement the financial and social security instruments accepted and required in order to ensure, consistent with the Authorization Policy of the Eletrobras companies.~~	Proposed Exclusion Moved to XXIX
XLI – forward to the Eletrobras’ Board of Directors, or to whomever it delegates, upon request, a report on the results of the electricity trading, including the last accounting report available at CCEE;	XL – forward to the Board of Directors of ENBpar and to the individual holders of shares representing ten percent (10%) or more of the Company’s capital stock~~,~~ upon request, report on the electricity trading results, including the last accounting report available at CCEE;	Proposed Wording included
XLII – discussing, approving, and monitoring decisions involving corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of the agents, pursuant to the Eletrobras guidelines;	XLI – discussing, approving, and monitoring decisions involving corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of the agents~~, pursuant to the Eletrobras guidelines~~;	Proposed wording exclusion
XLIII – resolving upon the shareholders’ agreements to be executed by Eletronuclear, if any, and its subsidiaries, if any, prior to the execution, upon compliance with the prevailing laws and regulations; upon a favorable opinion of Eletrobras;	XLIII – resolving upon the shareholders’ agreements to be executed by Eletronuclear, if any, and its subsidiaries, if any, prior to the execution, upon compliance with the prevailing laws and regulations; ~~upon a favorable opinion of Eletrobras;~~	Proposed wording exclusion
XLIV – express an opinion on the proposals to be submitted to the shareholders’ resolution at the general meeting.	XLIII – express an opinion on the proposals to be submitted to the shareholders’ resolution at the general meeting.	No change
XLV – approving the Bidding Process Regulations;	XLIV – approving the Bidding Process Regulations;	No change
XLVI – express on the report submitted by the Board of Executive Officers arising from the internal audit on the activities of the closed private pension fund;	XLV – express on the report submitted by the Board of Executive Officers arising from the internal audit on the activities of the closed private pension fund;	No change
XLVII – express on the compensation of the members of the Executive Officers and participation in the company’s profits;	LVI – express (as an opinion only) on the compensation of the members of the Executive Officers and participation in the company’s profits;	Proposed wording included
XLVIII – ratify the policies approved by the Eletrobras’ Board of Directors, when so established;	~~XLVIII – ratify the policies approved by the Eletrobras’ Board of Directors, when so established;~~	Proposed exclusion
XLIX – establishing a spokesperson policy aiming at eliminating the risk of contradiction between information from different areas and that provided by the executives of the company; and	XLVII – establishing a spokesperson policy aiming at eliminating the risk of contradiction between information from different areas and that provided by the executives of the company; and	No change New XLVII

26

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

L – decide the events not provided for in this Bylaws.	XLVIII – decide the events not provided for in this Bylaws.	No change New XLVIII
Paragraph 1. The number of positions of trust in the top management of Eletronuclear and the maximum number of personnel approved by the Board of Directors under items XXXVI and XXXVII of this article, shall be subject, under law, to the approval of the Office for Coordination and Governance of State-Owned Companies – SEST.	Paragraph 1. The number of positions of trust in the top management of Eletronuclear and the maximum number of personnel approved by the Board of Directors under items XXXV and XXXVI ~~and XXXVII~~ of this article, shall be subject, under law, to the approval of the Office for Coordination and Governance of State-Owned Companies – SEST.	Wording rectified
Paragraph 2. The matters to be submitted to the Board of Directors for appreciation shall be supported by the Board Of Executive Officers.	Paragraph 2. The matters to be submitted to the Board of Directors for appreciation shall be supported by the Board Of Executive Officers.	No change
Paragraph 3. The disclosure obligation referred to in item XXXIX excludes strategic information which disclosure may prove to be harmful to the company's interests.	Paragraph 3. The disclosure obligation referred to in item XXXVIII excludes strategic information which disclosure may prove to be harmful to the company's interests.	Wording rectified
Paragraph 4. The Eletronuclear’s Board of Directors shall be advised by the Eletrobras Audit and Risk Committee and Management, Personnel and Eligibility Committee with regard to the duties of the Audit and Eligibility Committees provided for in Law No. 13,303/16 and its regulations.	~~Paragraph 4. The Eletronuclear’s Board of Directors shall be advised by the Eletrobras Audit and Risk Committee and Management, Personnel and Eligibility Committee with regard to the duties of the Audit and Eligibility Committees provided for in Law No. 13,303/16 and its regulations.~~	Proposed exclusion Moved to chapter VIII Ok.
Article 23. The Board of Directors shall submit to the Fiscal Council for evaluation, the annual management’s report and the respective financial statements for each fiscal year.	Article 33. The Board of Directors shall submit to the Fiscal Council for evaluation, the annual management’s report and the respective financial statements for each fiscal year.	No change New article 33.

27

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 24. The Board of Directors, every year, shall examine and submit to the Annual General Meeting, the Management Report and the financial statements prepared by the Board of Executive Officers according to the prevailing corporate laws and regulations, as well as the proposal for distribution of dividends and allocation of any surplus, attaching thereto the opinion of the Fiscal Council and the certificate of the independent auditors.	Article 34. The Board of Directors, every year, shall examine and submit to the Annual General Meeting, the Management Report and the financial statements prepared by the Board of Executive Officers according to the prevailing corporate laws and regulations, as well as the proposal for distribution of dividends and allocation of any surplus, attaching thereto the opinion of the Fiscal Council and the certificate of the independent auditors.	No change New article 34.
	Chapter VIII Follow-up Committee of Angra 3 (COANGRA)	Inclusion as a result of the Shareholders’ Agreement.
	Article 35. The Follow-up Committee of Angra 3 (COANGRA), on a provisional basis, until start-up of Angra 3 Nuclear Power Plant, shall advice the Board of Directors of the Company, including perform analysis and issue a prior opinions on the contracting of goods, services, works, financing, and guarantees linked to the Angra 3 project.	New wording (Shareholders’ agreement). New article 36
	Article 36. COANGRA shall be composed of five (5) effective members, and one of them shall mandatorily be an external and independent member, to be appointed by the Board of Directors for a three (3)-year term of office, re-election allowed.	New wording (Shareholders’ agreement). New article 37
	Sole Paragraph. In case of vacancy in COANGRA, the Chairman of the Board of Directors shall call a meeting to elect a new member to hold office.	New wording (Shareholders’ agreement).
	Article 37. The investiture of the members of COANGRA shall observe the conditions imposed by the applicable laws and regulations, as well as those provided for in internal regulations.	New wording (Shareholders’ agreement). New article 37
	Paragraph 1. The members of COANGRA shall take office regardless of signing the instrument of investiture.	New wording (Shareholders’ agreement). New ¶ 1

28

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. The monthly compensation due to the members of COANGRA, fixed by the General Meeting, shall not exceed [ten percent (10%)] of the average monthly compensation of the officers, except for the amounts related to vacation bonus and benefits, and the payment of profit sharing and compensation in an amount higher than that paid to the Directors is prohibited.	New wording (Shareholders’ agreement). New ¶ 2
Paragraph 3. The defense and the take out of insurance pursuant to ¶¶ 1 and 6 of Art. 28 of these Bylaws apply to the members of COANGRA.	New wording (Shareholders’ agreement). New ¶ 3
Paragraph 4. The restrictions provided for in ¶ 2 of Art. 24 of these bylaws apply to the members of COANGRA.	New wording (Shareholders’ agreement). New ¶ 4
Paragraph 5. COANGRA may request the Company to appoint qualified personnel to act as a secretary and provide technical support.	New wording (Shareholders’ agreement). New ¶ 5
Article 38. The Board of Directors shall count on the support of the Audit Committee, Risk Committee, and the People, Eligibility, Succession, and Compensation Committee.	New article 38
Paragraph 1. The committees mentioned in the main section of this article shall have their operating rules provided for in their relevant rules of procedure, as defined by Law No. 13,303/16 and other applicable laws and regulations.	New ¶ 1
Paragraph 2. Without prejudice to the legal powers, the Eletronuclear’s Board of Directors may establish additional duties to the Audit Committee and the Risk Committee and extend its scope and operation to the subsidiaries of Eletronuclear.	New ¶ 2

29

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 3. The Audit Committee and the Risk Committee, on a permanent basis, shall each be composed of three active members of the Board of Directors (one of them being one of the independent directors) and two independent members, for terms of office not coincident and independent of the term of office in the Board of Directors, and shall further satisfy the conditions imposed by the applicable laws and regulations and internal regulations.	New ¶ 3
Paragraph 4. The members of the Audit Committee and the Risk Committee must have work experience or education consistent with the position, preferably in the area of accounting, auditing, or in operating sector of the Company, and at least one (1) member of the Audit Committee must have work experience in corporate accounting matters.	New ¶ 4
Paragraph 5. The members of the Audit Committee and the Risk Committee, in their first meeting, shall elect their Chairman, who shall be an independent member of the Board of Directors and responsible for enforcing the resolutions of the body, registered on the book of minutes.	New ¶ 5
Paragraph 6. The People, Eligibility, Succession, and Compensation Committee shall express itself on the observance of the requirements and prohibitions to members.	New ¶ 6

30

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 7. The Audit Committee and the Risk Committee shall have operational autonomy and funds, annual or by project, within the allowable limits approved by the General Meeting, to conduct or determine the conduction of inquiries, assessments, and investigations within the scope of their activities, including hiring independent experts.

New ¶ 7
Paragraph 8. The compensation of the members of the Company’s Committees shall be fixed by the General Meeting at an amount not higher than the compensation of the fiscal counselors.	New ¶ 8
Paragraph 9. The members of the Board of Directors holding an office in the Audit Committee or Risk Committee of the Company itself shall choose to be compensated as members of such committee.	New ¶ 9

Paragraph 10. The term of office of the members of the Audit Committee and the Risk Committee shall be two (2) years, non-coincident for each member of the relevant Committee, and a single re-election is allowed.

New ¶ 10
Paragraph 11. In case of vacancy of a member of the Audit Committee or Risk Committee, the Board of Directors shall elect their successor to begin a new term of office.	New ¶ 11
Paragraph 12. The office of a member of the Audit Committee and the Risk Committee is personal and accepts no temporary alternate. In case of absences or any disqualification of any member of the committee, it shall hold meetings with the remaining members, pursuant to the minimum quorum of three members.	New ¶ 12
Paragraph 13. At least one of the members of the Audit Committee and the Risk Committee shall attend the meetings of the Board of Directors addressing the periodic accounting statements, retainment of an independent auditor, and the Annual Internal Audit Activity Plan (PAINT).	New ¶ 13

31

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 14. The Audit Committee and the Risk Committee are governed, regarding other matters, including its meetings and powers, by the provisions in Law 13,303/2016 and its regulatory decree.	New ¶ 14
Paragraph 15. Whenever there is a need to assess transactions with the Federal Government, its independent agencies and foundations, and federal state-owned companies, provided that outside the ordinary course of business of the Company and within the approval authority of the Board of Directors, the Audit Committee and the Risk Committee shall provide prior advice, issuing their opinion on the intended transaction.	New ¶ 15
Paragraph 16. The People, Eligibility, Succession, and Compensation Committee is responsible for advising shareholders and the Board of Directors in the appointment, evaluation, succession, and compensation procedures related to the managers, fiscal counselors, in addition to other duties assigned thereto by the Board of Directors and included in its Rules of Procedures.	New ¶ 16

32

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 17. Without prejudice to the provisions in the preceding paragraph and other powers provided for in Decree 8,945/2016, the People, Eligibility, Succession, and Compensation Committee is responsible for: I – providing opinions as to assist the members of the Board of Directors in the appointment of Officers; II – assisting the Board of Directors in the preparation and monitoring of the manager succession plan; and III – assisting the Board of Directors in the evaluation of proposals related to the personnel policy and its monitoring.	New ¶ 17

Paragraph 18. The committee’s opinion shall be forwarded to the Board of Directors, which shall include, in the management proposal for the General Meeting including the election of members of the Board of Directors and the Fiscal Council in the agenda, its opinion regarding the eligibility of those appointed concerning the legal, regulatory, and statutory requirements and prohibitions in light of the self-declaration and documents submitted by the person appointed and the committee’s opinion.

New ¶ 18
Paragraph 19. The same procedure described in the preceding paragraph shall be followed in the election of Officers, and the Committee’s opinion shall be included in the minutes of the meeting of the Board of Directors which agenda is the election of Executive Officers.	New ¶ 19

Paragraph 20. The People, Eligibility, Succession, and Compensation Committee shall be composed of a total of three (3) to five (5) members, which shall be members of the Board of Directors, without additional compensation, and it may also count on up to two (2) external members compensated at a fixed amount defined by the General Meeting and subject to the duties and responsibilities referred to in Art. 165 of Law 6,404/76, to serve for a two(2)-year term.

New ¶ 20

33

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	Paragraph 21. The minutes of the meetings of the People, Eligibility, Succession, and Compensation Committee addressing the eligibility of managers and/or fiscal counselors shall be disclosed on the Company’s website, and it may also be partially disclosed in case it also addresses other matters of miscellaneous and strategic nature for the Company.	New ¶ 21

Paragraph 22. The restriction referred to in the preceding paragraph shall not be enforceable by the regulatory authorities, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility, Succession, and Compensation Committee, pursuant to the transfer of confidentiality and the provisions in Law No. 13,709/2018 regarding the processing of personal data.

New ¶ 22
Chapter IX Board of Executive Officers	Chapter IX Board of Executive Officers

Article 25. The Board of Executive Officers is the executive management and representation body, and it is incumbent on it, pursuant to the guidance outlined by the General Meeting and by the Board of Directors, to ensure the Eletronuclear’s regular operation.

Article 39. The Board of Executive Officers is the executive management and representation body, and it is incumbent on it, pursuant to the guidance outlined by the General Meeting and by the Board of Directors, to ensure the Eletronuclear’s regular operation.

No change New article 39

34

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Sole paragraph. The Chairman and the officers may not perform their management, administration, or consulting duties in private companies, electric utilities, or private law companies related in any way to Eletronuclear’s corporate purpose, except for the holding, subsidiaries, or affiliates, special purpose entities, and state-owned or private electric utilities in which the holding or the company have an ownership interest, where they may hold offices in the Board of Directors and the Fiscal Council, pursuant to the prevailing laws and regulations on compensation and prohibitions thereon.	~~Sole paragraph. The Chairman and the officers may not perform their management, administration, or consulting duties in private companies, electric utilities, or private law companies related in any way to Eletronuclear’s corporate purpose, except for the holding, subsidiaries, or affiliates, special purpose entities, and state-owned or private electric utilities in which the holding or the company have an ownership interest, where they may hold offices in the Board of Directors and the Fiscal Council, pursuant to the prevailing laws and regulations on compensation and prohibitions thereon.~~ 	Proposed Exclusion
Article 26. The Board of Executive Officers shall be composed of the Chairman and up to five (5) officers, observing the minimum of three (3) members, all elected by the Board of Directors, who shall work full time, with a unified two (2)-year term of office, being no more than three (3) consecutive reelections allowed.	Article 40. The Board of Executive Officers shall be composed of six (6) members, being the Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Chief Operation and Trading Officer, Chief Technical Officer, and one Officer of Angra 3, all elected by the Board of Directors, who shall work full time, with a unified two (2)-year term of office, being no more than three (3) consecutive reelections allowed.	Wording included (Shareholders’ agreement). New article 40
Paragraph 1. The term of office of the Executive Officers shall be extended until the actual investiture of the new members.	Paragraph 1. The term of office of the Executive Officers shall be extended until the actual investiture of the new members.	No change
Paragraph 2. The term of office provided for in the main section of this article includes any previous terms of office in the last two (2) years and the reassignment of the Officer to another Division.	Paragraph 2. The term of office provided for in the main section of this article includes any previous terms of office in the last two (2) years and the reassignment of the Officer to another Division.	No change
Paragraph 3. Upon reaching the maximum term of office provided for in the main section of this article, the officer may only return after a period equivalent to one term of office has elapsed.	Paragraph 3. Upon reaching the maximum term of office provided for in the main section of this article, the officer may only return after a period equivalent to one term of office has elapsed.	No change

35

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 4. The commitment to specific goals and results to the achieved, which shall be approved by the Board of Directors, is a condition for investiture in a management office.	Paragraph 4. The commitment to specific goals and results to the achieved, which shall be approved by the Board of Directors, is a condition for investiture in a management office.	No change
Article 27. The members of the Board of Executive Officers may not leave office for more than thirty calendar days, except for vacation or medical leave, as well as if authorized by the Board of Directors under these Bylaws, under penalty of being removed from office.	Article 41. The members of the Board of Executive Officers may not leave office for more than thirty calendar days, except for vacation or medical leave, as well as if authorized by the Board of Directors under these Bylaws, under penalty of being removed from office.	No change New article 41.
	Paragraph 1. The members of the Board of Executive Officers shall be entitled, on an annual basis, to [thirty (30)] days of paid leave, which may accumulate up to no more than two periods, and it is prohibited to exchange this leave for cash or compensation.	New wording New paragraph ¶ 1
Paragraph 1. The payment in double of the compensation related to vacations not taken during the concessionary period is forbidden.	Paragraph 2. The payment in double of the compensation related to vacations not taken during the concessionary period is forbidden.	No change New paragraph ¶ 2
Paragraph 2. In case of temporary disqualification, license, or vacation of any Executive Officers, the alternate shall be appointed among the other Executive Officers.	Paragraph 3. In case of temporary disqualification, license, or vacation of any Executive Officers, the alternate shall be appointed among the other Executive Officers.	No change New paragraph ¶ 3

36

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 28. If an office in the Board of Executive Officers is permanently vacated, the same replacement criterion in ¶ 2 of art. 27 shall apply, until the meeting of the Board of Directors resolving upon the final replacement and investing the new officer in office is held, so occupying the vacant office for the remaining term of office of the replaced officer.	Article 42. If an office in the Board of Executive Officers is permanently vacated, the same replacement criterion in ¶ 2 of art. 27 shall apply, until the meeting of the Board of Directors resolving upon the final replacement and investing the new officer in office is held, so occupying the vacant office for the remaining term of office of the replaced officer.	No change New article 42
Article 29. The members of the Board of Executive Officers are prohibited from developing activities representing a conflict of interest, as and for the term established in the applicable laws and regulations.	Article 43. The members of the Board of Executive Officers are prohibited from developing activities representing a conflict of interest, as and for the term established in the applicable laws and regulations.	No change New article 43
Paragraph 1. After discharging their management duties, the former member of the Board of Executive Officers who is disqualified may receive an indemnification equivalent only to the fixed monthly compensation for the office they used to hold, pursuant to ¶¶ 2 and 3 of this article.	Paragraph 1. After discharging their management duties, the former member of the Board of Executive Officers who is disqualified may receive an indemnification equivalent only to the fixed monthly compensation for the office they used to hold, pursuant to ¶¶ 2 and 3 of this article.	No change
Paragraph 2. The disqualification shall be previously verified by the Public Ethics Committee of the Presidency of the Republic.	Paragraph 2. The disqualification shall be previously verified by the Public Ethics Committee of the Presidency of the Republic.	No change
Paragraph 3. A former member of the Board of Executive Officers returning, before the expiration of the disqualification term, to the office they used to hold in the public or private management before their investiture, as long as does not represent a conflict of interest, shall not be entitled to indemnification.	Paragraph 3. A former member of the Board of Executive Officers returning, before the expiration of the disqualification term, to the office they used to hold in the public or private management before their investiture, as long as does not represent a conflict of interest, shall not be entitled to indemnification.	No change

37

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 30. In the performance of its duties, it is incumbent upon the Board of Executive Officers, with due respect to the guidelines and policies established by the Eletronuclear’s Board of Directors:	Article 44. In the performance of its duties, it is incumbent upon the Board of Executive Officers, with due respect to the guidelines and policies established by the Eletronuclear’s Board of Directors:	No change New article 44
I – approve, in harmony with the fundamental guidelines established the Board of Directors, standards guiding Eletronuclear’s actions;	I – approve, in harmony with the fundamental guidelines established the Board of Directors, standards guiding Eletronuclear’s actions;	No change
II – prepare issuance plans of securities to be submitted to the Board of Directors evaluation and subsequently to the General Meeting;	II – prepare issuance plans of securities to be submitted to the Board of Directors evaluation and subsequently to the General Meeting;	No change
III – prepare and submit to the approval of the Board of Directors:	III – prepare and submit to the approval of the Board of Directors:	No change
a) – the Eletronuclear Business and Management Plan to exercise the following year, consistent with the Business and Management Master Plan and the Strategic Plan of the Eletrobras companies, and the updated long-term strategy with a risk analysis and opportunities for at least the next five (05) years, by the last annual meeting of the Board of Directors of the previous year;	a) – the Eletronuclear Business and Management Plan to exercise the following year, ~~consistent with the Business and Management Master Plan and the Strategic Plan of the Eletrobras companies,~~ and the updated long-term strategy with a risk analysis and opportunities for at least the next five (05) years, by the last annual meeting of the Board of Directors of the previous year;	Wording removed
b) – the Eletronuclear annual expenditures and investments programs with the corresponding projects;	b) – the Eletronuclear annual expenditures and investments programs with the corresponding projects;	No change
c) – the Eletronuclear costing and investment budgets; and	c) – the Eletronuclear costing and investment budgets; and	No change
d) – the evaluation of the performance results of the Eletronuclear’s activities;	d) – the evaluation of the performance results of the Eletronuclear’s activities;	No change
IV – preparing, amending, and approving its Rules of Procedures;	IV – preparing, amending, and approving its Rules of Procedures;	No change

38

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

V – decide on contracts for works, contractors, inspection, service rental, consulting services, supplies, and the like involving financial resources consistent with the prevailing Eletrobras companies’ authority policy;	V – decide on contracts for works, contractors, inspection, service rental, consulting services, supplies, and the like involving financial resources consistent with the prevailing ~~Eletrobras companies’~~ authority policy;	Wording removed
VI – approve standards for the assignment of the use, rental or leasing of real properties owned by Eletronuclear;	VI – approve standards for the assignment of the use, rental or leasing of real properties owned by Eletronuclear;	No change
VII – approve management, technical, financial, and accounting manuals and standards, and other regulatory acts required to operation’s instruction of Eletronuclear;	VII – approve management, technical, financial, and accounting manuals and standards, and other regulatory acts required to operation’s instruction of Eletronuclear;	No change
VIII – submit to the approval of the Board of Directors a proposal on plans providing for the hiring, career, access, advantages, and regulatory regime for the Eletronuclear’s employees, subject to the provisions in the bylaws and in the Holding’s guidelines;	VIII – submit to the approval of the Board of Directors a proposal on plans providing for the hiring, career, access, advantages, and regulatory regime for the Eletronuclear’s employees~~, subject to the provisions in the bylaws and in the Holding’s guidelines~~;	Wording removed
IX – approve the names appointed by the executive officers to fill positions directly conditioned upon, subject to the provisions in the Bylaws and in the guidelines the Holdings;	IX – approve the names appointed by the executive officers to fill positions directly conditioned upon~~, subject to the provisions in the Bylaws and in the guidelines the Holdings~~;	Wording removed.
X – delegating powers to the officers to separately resolve upon matters included in the powers of the Board of Executive Officers;	X – delegating powers to the officers to separately resolve upon matters included in the powers of the Board of Executive Officers;	No change
XI – delegate powers to the Chief Executive Officer, officers, and employees for authorizing expenses, establishing limitations and conditions, consistent with the prevailing policy at Eletrobras companies;	XI – delegate powers to the Chief Executive Officer, officers, and employees for authorizing expenses, establishing limitations and conditions, consistent with the prevailing policy ~~at Eletrobras companies~~;	Wording removed.

39

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XII – expressing themselves in cases of hiring, praising, punishment, reassignment, and dismissal of employees directly reporting to the officers;	XII – expressing themselves in cases of hiring, praising, punishment, reassignment, and dismissal of employees directly reporting to the officers;	No change
XIII – promote and providing the internal organization, keeping it constantly updated;	XIII – promote and providing the internal organization, keeping it constantly updated;	No change
XIV – forward to the Board of Directors requests aiming at the funding, taking out loans and financing, providing guarantees, and interesting in partnerships, in Brazil or abroad, consistent with Eletrobras companies’ Authority Policy;	XIV – forward to the Board of Directors requests aiming at the funding, taking out loans and financing, providing guarantees, and interesting in partnerships, in Brazil or abroad, consistent with ~~Eletrobras companies’~~ Authority Policy;	Wording removed.
XV – propose judicial or out-of-court waivers or transactions to put an end to disputes or outstanding issues, submitting them for approval by the Board of Directors, except for those cases already regulated by law and provided to the limit established by prevailing laws and regulations;	XV – propose judicial or out-of-court waivers or transactions to put an end to disputes or outstanding issues, submitting them for approval by the Board of Directors, except for those cases already regulated by law and provided to the limit established by prevailing laws and regulations;	No change
XVI – prepare, for each exercise, the financial statements as established by the prevailing corporate laws and regulations, submitting them for examination by independent auditors, as well as prepare the proposal for distribution of dividends and application of the exceeding amounts, to be submitted to the Board of Directors, the Fiscal Council, and the Eletrobras Audit and Risks Committee, and, for review and resolution to the General Meeting;	XVI – prepare, for each exercise, the financial statements as established by the prevailing corporate laws and regulations, submitting them for examination by independent auditors, as well as prepare the proposal for distribution of dividends and application of the exceeding amounts, to be submitted to the Board of Directors, the Fiscal Council, and the Eletrobras Audit and Risks Committee, and, for review and resolution to the General Meeting;
XVII – designate employees of Eletronuclear for missions abroad, with due regard for the approval procedures with the parent company;	XVII – designate employees of Eletronuclear for missions abroad, with due regard for the approval procedures with the parent company;	No change

40

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XVIII – manage Eletronuclear’s funds and formalizing obligations as a whole, upon execution of the Chief Executive Officer and of an officer on the corresponding obligation instruments, and it may to delegate this power to attorneys-in-fact or employees of Eletronuclear listed in specific Board of Executive Officers’ acts, consistent with the prevailing Eletrobras companies’ Authority Policy;	XVIII – manage Eletronuclear’s funds and formalizing obligations as a whole, upon execution of the Chief Executive Officer and of an officer on the corresponding obligation instruments, and it may to delegate this power to attorneys-in-fact or employees of Eletronuclear listed in specific Board of Executive Officers’ acts, consistent with the prevailing ~~Eletrobras companies’~~ Authority Policy;	Wording removed.
XIX – authorize vacations or licenses for up to thirty (30) days for any of their executives, except for the chief executive officer, appointing the alternate pursuant to ¶ 2 of article 27 of these Bylaws;	XIX – authorize vacations or licenses for up to thirty (30) days for any of their executives, except for the chief executive officer, appointing the alternate pursuant to ¶ 2 of article 27 of these Bylaws;	No change
XX – resolve upon the purchase, disposal, or encumbrance of personal and real properties consistent with the prevailing Policy of Authority of Eletrobras companies;	XX – resolve upon the purchase, disposal, or encumbrance of personal and real properties consistent with the prevailing Policy of Authority ~~of Eletrobras companies~~;	Wording removed.
XXI – inspecting and monitoring the limited liability companies, including the Special Purpose Entities – SPEs, in which they hold an ownership interest, regarding the governance practices, the results presented, and control, proportional to the relevance, materiality, and risks posed by the business; and	XXI – inspecting and monitoring the limited liability companies, including the Special Purpose Entities – SPEs, in which they hold an ownership interest, regarding the governance practices, the results presented, and control, proportional to the relevance, materiality, and risks posed by the business; and	No change
XXII – approve voting instruction for Eletronuclear representatives at the Meetings of the companies in which it holds an equity interest, if any.	XXII – approve voting instruction for Eletronuclear representatives at the Meetings of the companies in which it holds an equity interest, if any.	No change

41

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 31. The Board of Executive Officers shall meet, on an ordinary basis, once a week, with the majority of their executive officers and, on an extraordinary basis, by means of the Chief Executive Officer’ call and its meetings shall be recorded in minutes, which shall be signed by all members present.	Article 45. The Board of Executive Officers shall meet, on an ordinary basis, once a week, with the majority of their executive officers and, on an extraordinary basis, by means of the Chief Executive Officer’ call and its meetings shall be recorded in minutes, which shall be signed by all members present.	No change New article 45
	Paragraph 1. The meetings of the Board of Directors shall, as a rule, be held in person, accepting, on an exceptional basis, virtual means, or through teleconference or videoconference, upon a reason approved by the collegiate body.	New wording Ok
	Paragraph 2. In case of a non-unanimous decision, the justification of the conflicting vote shall be registered, at the relevant member’s discretion, as long as the dissident officer expressing their disagreement in the minutes of the meeting or, if not possible, express their awareness in writing to the Board of Executive Officers, is not held accountable therefor.	New wording Ok
Chapter VIII Duties of the Chief Executive Officer and the Officers	Chapter X Duties of the Chief Executive Officer and the Officers	New chapter X
Article 32. Without prejudice to the other duties of the Board of Executive Officers, it is incumbent on the Chief Executive Officer, in addition to the direction of the administrative policy and the representation of Eletronuclear:	Article 46. Without prejudice to the other duties of the Board of Executive Officers, it is incumbent on the Chief Executive Officer, in addition to the direction of the administrative policy and the representation of Eletronuclear:	No change New article 46
I – supervise Eletronuclear businesses;	I – supervise Eletronuclear businesses;	No change

42

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

II – coordinate, by means of the actions of the Boards of Executive Officers, the Eletronuclear’s activities, and, directly, those related to the Legal Superintendent’s Office, Social Communication, Governance, Risk and Compliance Management, Nuclear Safety, and Business Planning;	II – coordinate, by means of the actions of the Boards of Executive Officers, the Eletronuclear’s activities, and, directly, those related to the Legal Superintendent’s Office, Social Communication, Governance, Risk and Compliance Management, Nuclear Safety, and Business Planning;	No change
III – request Eletronuclear, judicially or extrajudicially, or even before other companies, shareholders, or the general public, and inspection and control agencies, and it may to delegate such powers to any Officer, as well as appointing representatives, attorneys, agents or attorneys-in-fact;	III – request Eletronuclear, judicially or extrajudicially, or even before other companies, shareholders, or the general public, and inspection and control agencies, and it may to delegate such powers to any Officer, as well as appointing representatives, attorneys, agents or attorneys-in-fact;	No change
IV – hire and dismiss employees;	IV – hire and dismiss employees;	No change
V – formalizing the appointments approved by the Board of Executive Officers;	V – formalizing the appointments approved by the Board of Executive Officers;	No change
VI – designating an electoral commission aiming at organizing the election of a representative for the employees in the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling partner for the adoption of the measures required for the appointment of the employees’ representative in the Board of Directors;	VI – designating an electoral commission aiming at organizing the election of a representative for the employees in the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling partner for the adoption of the measures required for the appointment of the employees’ representative in the Board of Directors;	No change
VII – discharging other duties that may be established by the Board of Directors.	VII – discharging other duties that may be established by the Board of Directors.	No change
Article 33. The other Officers are responsible, without prejudice to other activities assigned thereto by the Board of Directors, for:	Article 47. The other Officers are responsible, without prejudice to other activities assigned thereto by the Board of Directors, for:	No change New Art. 47.

43

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 1. The Chief Financial Officer is responsible for planning, coordinating, and proposing guidelines, plans, and goals for the Financial Planning and Budget activities covering: economic and financial analyses, tariff studies, budgets, establishing contacts and understandings with clients, business, banking, and/or government authorities; as well as promoting, through the area responsible for the bidding and management of purchase agreements, and supply of goods and services in the Company, following an approved schedule.

New wording (Shareholders’ agreement).
	Paragraph 2. The Chief Administrative Officer is responsible for:	New wording (Shareholders’ agreement).

I.       preparing the Company’s People Management Policy and guide its implementation, focusing on the valorization and development, health and safety of human beings; emphasis in obtaining engagement and materializing results; effectiveness in training the staff in the management, technical, and administrative areas; as well as conducting activities related to Labor and Union Relations; and

New wording
	II. planning, coordinating, supervising, and managing the activities and services related to information technology, including: development, maintenance of systems and apps, support for computer equipment and corporate telecommunications in the Company, together with the other areas involved.	New wording
Paragraph 3. The Chief Operating Officer is responsible for:	Paragraph 3 – The Chief Operating Officer is responsible for:	No change
I. promoting the implementation of policies, guidelines, and rules to be adopted in Angra nuclear power plants’ operational activities, as well as in the trading of electricity generated in these plants;	I. promoting the implementation of policies, guidelines, and rules to be adopted in Angra nuclear power plants’ operational activities, as well as in the trading of electricity generated in these plants;	No change

44

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

II. assessing and recommending new trading alternatives for energy production, resulting from electric power or economic and financial studies conducted under his/her initiative and jurisdiction; and	II. assessing and recommending new trading alternatives for energy production, resulting from electric power or economic and financial studies conducted under his/her initiative and jurisdiction; and	No change
III. promoting the operation and maintenance of the Plants, ensuring that the following activities are developed by the own agencies under his/her jurisdiction:	III. promoting the operation and maintenance of the Plants, ensuring that the following activities are developed by the own agencies under his/her jurisdiction:	No change
a) assessment of nuclear safety and operational performance of the Plant's systems, components, facilities, and equipment, carrying out studies and corrective actions, ensuring that safety limits and operational capacity are respected and maintaining reliability with the energy system;	a) assessment of nuclear safety and operational performance of the Plant's systems, components, facilities, and equipment, carrying out studies and corrective actions, ensuring that safety limits and operational capacity are respected and maintaining reliability with the energy system;	No change
b) monitoring the Plants’ activities with the systematic evaluation of results and the identification of needs for improvements;	b) monitoring the Plants’ activities with the systematic evaluation of results and the identification of needs for improvements;	No change
c) continuous promotion of a high standard of performance and reliability for the operation of the Plants; and	c) continuous promotion of a high standard of performance and reliability for the operation of the Plants; and	No change

d)       supervision of compliance with legal and regulatory rules and performance of obligations required in the Plant’s Operating License, and carrying out the activities necessary for the licensing of operators; as well as promoting the planning and coordination of activities related to radiological protection, preservation and monitoring of the environment, and occupational safety;

d)       supervision of compliance with legal and regulatory rules and performance of obligations required in the Plant’s Operating License, and carrying out the activities necessary for the licensing of operators; as well as promoting the planning and coordination of activities related to radiological protection, preservation and monitoring of the environment, and occupational safety;

45

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 1. The Management and Finance Officer is responsible for:	~~Paragraph 1. The Management and Finance Officer is responsible for:~~	Proposed Exclusion Provision divided
I. preparing the Company’s Human Resources Policy and guiding its implementation, based on the appreciation of the human being and focused on achieving results, emphasizing the effective managerial, technical, and administrative training of its staff; as well as carrying out the activities related to the Union Relationship and the Company’s Regional Insertion Policy;	~~I. preparing the Company’s Human Resources Policy and guiding its implementation, based on the appreciation of the human being and focused on achieving results, emphasizing the effective managerial, technical, and administrative training of its staff; as well as carrying out the activities related to the Union Relationship and the Company’s Regional Insertion Policy;~~	Proposed Exclusion Provision divided
II. planning, coordinating, and proposing guidelines, plans, and goals for the Financial Planning and Budget activities covering: economic and financial analyses, tariff studies, budgets, establishing contacts and understandings with clients, business, banking, and/or government authorities; as well as promoting, through the area responsible for the bidding and management of purchase agreements, and supply of goods and services in the Company, following an approved schedule; and	~~II. planning, coordinating, and proposing guidelines, plans, and goals for the Financial Planning and Budget activities covering: economic and financial analyses, tariff studies, budgets, establishing contacts and understandings with clients, business, banking, and/or government authorities; as well as promoting, through the area responsible for the bidding and management of purchase agreements, and supply of goods and services in the Company, following an approved schedule; and~~	Proposed Exclusion Provision divided
III. planning, coordinating, supervising, and managing the activities and services related to information technology, including: development, maintenance of systems and apps, support for computer equipment and corporate telecommunications in the Company, together with the other areas involved.	~~III. planning, coordinating, supervising, and managing the activities and services related to information technology, including: development, maintenance of systems and apps, support for computer equipment and corporate telecommunications in the Company, together with the other areas involved.~~	Proposed Exclusion Provision divided

46

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 3. The Technical Officer is responsible for:	Paragraph 4. The Technical Officer is responsible for:	No change

I. promoting the implementation of policies, guidelines, and rules to be adopted in the company for activities like Project and Operation Support Engineering, Management, Construction, Assembly and Commissioning of Undertakings, Specification and Acquisition of Nuclear Fuel, Quality Assurance, Analysis of Nuclear Safety, Environmental Management and Licensing, as well as directing the development of these activities, in addition to coordinating actions related to Research, Development, and Technological Innovation;

I. promoting the implementation of policies, guidelines, and rules to be adopted in the company for activities like Project and Operation Support Engineering, Management, Construction, Assembly and Commissioning of Undertakings, Specification and Acquisition of Nuclear Fuel, Quality Assurance, Analysis of Nuclear Safety, Environmental Management and Licensing, as well as directing the development of these activities, in addition to coordinating actions related to Research, Development, and Technological Innovation;

No change
II. promoting the preparation and approval of the general physical and economic planning of the projects under its responsibility, pursuant to the guidelines and goals proposed and approved; enabling its implementation, managing project activities, supplies, civil works, assembly and commissioning, in order to ensure compliance with the deadlines, costs, and quality goals established in the general planning, as well as coordinating the formulation of the principles and criteria of the Policy and of Quality Management; and	II. promoting the preparation and approval of the general physical and economic planning of the projects under its responsibility, pursuant to the guidelines and goals proposed and approved; enabling its implementation, managing project activities, supplies, civil works, assembly and commissioning, in order to ensure compliance with the deadlines, costs, and quality goals established in the general planning, as well as coordinating the formulation of the principles and criteria of the Policy and of Quality Management; and	No change

47

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

III. promoting nuclear scientific and technological knowledge management, accompanying the development of the sector, with the objective of providing engineering services for the plants in operation and for the development and implementation of new undertakings, and coordinating activities related to the licensing processes of activities and projects in operation and under implementation, working with regulatory bodies and contracted companies; as well as coordinating the formulation of the principles and criteria for the Environmental Policy and Management.	III. promoting nuclear scientific and technological knowledge management, accompanying the development of the sector, with the objective of providing engineering services for the plants in operation and for the development and implementation of new undertakings, and coordinating activities related to the licensing processes of activities and projects in operation and under implementation, working with regulatory bodies and contracted companies; as well as coordinating the formulation of the principles and criteria for the Environmental Policy and Management.	No change
	Paragraph 5. The Officer of Angra 3 is responsible for promoting feasibility, development, and start-up of Angra 3 Nuclear Power Plant, including for the following activities:	New wording Shareholders’ agreement New ¶ 5
	I. coordinating Eletronuclear’s activities to support the completion of the services contracted with BNDES; and	New wording Shareholders’ agreement New item I
	II. coordinating Eletronuclear’s activities for contracting engineering services, taking out financing, and management of projects required to complete Angra 3 Plant;	New wording Shareholders’ agreement New item II
	Paragraph 6. The Officer of Angra 3 shall have evidenced experience in project management and long-term funding.	New wording Shareholders’ agreement New ¶ 6

48

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

	Paragraph 7. Upon start-up of Angra 3 Plant, the existence of an Officer with a specific designation described in ¶ 4 will no longer be mandatory.	New wording Shareholders’ agreement New ¶ 7
Chapter IX Fiscal Council	Chapter XI Fiscal Council	No change
Article 34. The Fiscal Council, of a permanent nature, shall be composed of three (3) effective members and their respective alternates, not calculated those elected by the minority common shares and by the preferred shares, when applicable, elected by the General Meeting, all Brazilians domiciled in the country, shareholders or not, with a term of acting two (2) years, with a maximum of two (2) consecutive renewals permitted, composed as follows:

Article 49. The Fiscal Council, of a permanent nature, shall be composed of five (5) effective members and their respective alternates, elected by the General Meeting, all Brazilians domiciled in the country, shareholders or not, with a term of office of two (2) years, with a maximum of two (2) consecutive reelections allowed, composed as follows:

Wording included
	I. I - two (2) members and respective alternates appointed by ENBpar; II.	New wording New item I

	III. II - one (1) member and the respective alternate appointed by the minority shareholders; and	New Wording New item II
	IV. III – one (1) member and the respective alternate appointed by the preferred shareholders; and	New Wording New item III
I. one (01) member and the respective alternate appointed by the Ministry of Finance, as the representative of the National Treasury, who shall be a government employee with a permanent employment bond with the federal public administration;	IV. one (01) member and the respective alternate appointed by the Ministry of Finance, as the representative of the National Treasury, who shall be a government employee with a permanent employment bond with the federal public administration;	No change New item IV
II. one (1) member and his corresponding alternate appointed by the Ministry of Mines and Energy; and	~~II. one (1) member and his corresponding alternate appointed by the Ministry of Mines and Energy; and~~	Proposed exclusion.

49

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

III. one (1) member and his/her corresponding alternate appointed by the Holding company.	~~III. one (1) member and his/her corresponding alternate appointed by the Holding company.~~	Proposed Exclusion
Paragraph 1. The term of office provided for in the main section of this article includes any prior terms of office in the last two (2) years.	Paragraph 1. The term of office provided for in the main section of this article includes any prior terms of office in the last two (2) years.	No change
Paragraph 2. When reaching the maximum term of office provided for in the main section of this article, the member of the Fiscal Council may only return after a period equivalent to one term of office has elapsed.	Paragraph 2. When reaching the maximum term of office provided for in the main section of this article, the member of the Fiscal Council may only return after a period equivalent to one term of office has elapsed.	No change
	Paragraph 3. The members of the Fiscal Council shall meet the mandatory requirements and observe the prohibitions on the exercise of their activities determined by Law No. 13,303 of June 30, 2016, by Decree No. 8,945 of December 27, 2016, and by other rules on the matter.	New wording
	Paragraph 4. The People, Eligibility, Succession, and Compensation Committee shall express itself on the observance of the requirements and prohibitions for investiture of members.	New wording

Article 35. The investiture in the position of Eletronuclear Fiscal Counselor shall meet the conditions imposed by the applicable laws and regulations, as well as those provided for in the Appointment Policy of Eletrobras companies.	Article 49. The investiture in the office of Fiscal Counselor of Eletronuclear shall meet the conditions imposed by the applicable laws and regulations, as well as those provided for in a specific rule. ~~the Appointment Policy of the Eletrobras companies.~~	Proposed inclusion and exclusion of wording.
Paragraph 1. The members of the Fiscal Council shall take office regardless of signing the instrument of investiture, upon their respective election.	Paragraph 1. The members of the Fiscal Council shall take office regardless of signing the instrument of investiture, upon their respective election, with due regard for the conditions imposed by the applicable laws and regulations, specially the provisions of Art. 26 of Law 13,303/2016, and Art. 41 of Decree 8,945/2016, as well as those provided for in the internal regulations defined by Eletrobras governing appointments for positions in governance bodies, and shall always be preceded by an opinion issued by the Eligibility Committee.	Wording included

50

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. The member of the Audit Committee shall, before holding office and when leaving, present a declaration of assets to the company, the Public Ethics Commission of the Presidency of the Republic – CEP/PR, and the Brazilian Government Accountability Office.	~~Paragraph 2. The member of the Audit Committee shall, before holding office and when leaving, present a declaration of assets to the company, the Public Ethics Commission of the Presidency of the Republic – CEP/PR, and the Brazilian Government Accountability Office.~~	Proposed exclusion.

Paragraph 2. In the first meeting after the election, the members of the Fiscal Council shall sign the standard form contract for the Code of Ethical Conduct and Integrity of Eletronuclear and the prevailing internal rules defined by the Company, as well as shall elect its Chairman, who shall inform Eletrobras, for evaluation, about the opinions and recommendations of the body, together with the book of minutes and Opinions of the Fiscal Council.

New wording New ¶ 2
	Paragraph 3. In case of vacancy, resignation, disqualification, or non-excused absence in two consecutive or three alternated meetings, over the last twelve (12) meetings, the member of the Fiscal Council shall be replaced up to the expiration of the term of office for the respective alternate, being he/she entitled to the corresponding compensation, until the effective election of the new member.	New wording New ¶ 3

51

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 3. The monthly compensation due to the members of the Fiscal Council, fixed by the General Meeting, shall not exceed ten percent (10%) of the average monthly compensation of the officers, except for the amounts related to vacation bonus and benefits, and the payment of profit sharing and compensation in an amount higher than that paid to the members of the Board of Directors is prohibited.	Paragraph 4. The monthly compensation due to the members of the Fiscal Council, fixed by the General Meeting, shall not exceed ten percent (10%) of the average monthly compensation of the officers, except for the amounts related to vacation bonus and benefits, and the payment of profit sharing and compensation in an amount higher than that paid to the members of the Board of Directors is prohibited.	No change New ¶ 4
Paragraph 4. The fiscal counselors elected shall participate, upon their investiture and on an annual basis, of specific training on corporate and capital market laws and regulations, disclosure of information, internal control, code of conduct, Law No. 12,846/2013, and other topics related to Eletronuclear’s activities.	Paragraph 5. The fiscal counselors elected shall participate, upon their investiture and on an annual basis, of specific training on corporate and capital market laws and regulations, disclosure of information, internal control, code of conduct, Law No. 12,846/2013, and other topics related to Eletronuclear’s activities.	No change New ¶ 5
Paragraph 5. Any member of the Fiscal Council failing to participate in all annual trainings provided by the company during the last two years may not be reelected.	Paragraph 6. Any member of the Fiscal Council failing to participate in all annual trainings provided by the company during the last two years may not be reelected.	No change New ¶ 6
Paragraph 6. The take out of insurance pursuant to paragraphs 1 and 5 of art. 18 of these Bylaws apply to the members of the Fiscal Council.	Paragraph 7. The provisions in ¶¶ 1 to 6 of Art. 28 of these Bylaws apply to the members of the Fiscal Council.	Wording rectified New ¶ 7
Paragraph 7. The limitations provided for in paragraphs 2 and 3 of Art. 14 of these Bylaws apply to the members of the Fiscal Council.	Paragraph 8. The limitations provided for in paragraphs 2 and 3 of Art. 14 of these Bylaws apply to the members of the Fiscal Council.	No change New ¶ 8
Article 36. The members of the Fiscal Council shall elect, in its first meeting, its Chairman, who shall be responsible for forwarding, to the company, for compliance purposes, the resolutions taken by the body, recorded on the book of minutes and opinions of the Fiscal Council.	Article 50. The members of the Fiscal Council shall elect, in its first meeting, its Chairman, who shall be responsible for forwarding, to the company, for compliance purposes, the resolutions taken by the body, recorded on the book of minutes and opinions of the Fiscal Council.	No change New article 50
Paragraph 1. In case of vacancy, resignation, disqualification, or non-excused absence in two (2) consecutive or three (3) alternated meetings, over the last twelve (12) meetings, the member of the Fiscal Council shall be replaced by the respective alternate until the election of the new member.	Paragraph 1. In case of vacancy, resignation, disqualification, or non-excused absence in two (2) consecutive or three (3) alternated meetings, over the last twelve (12) meetings, the member of the Fiscal Council shall be replaced by the respective alternate until the election of the new member.	No change

52

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. The members of the Fiscal Council shall have their expenses of transportation and accommodation reimbursed whenever residing out of the city where the meeting is held, and only their transportation expenses when they reside in the city.	Paragraph 2. The members of the Fiscal Council shall have their expenses of transportation and accommodation reimbursed whenever residing out of the city where the meeting is held, and only their transportation expenses when they reside in the city.	No change
Article 37. The resolutions of the Fiscal Council shall be taken by majority of votes and recorded on the “Book of Minutes and Opinions of the Fiscal Council”, and the Chairman has the casting vote, in addition to the regular vote.	Article 51. The resolutions of the Fiscal Council shall be taken by majority of votes and recorded on the “Book of Minutes and Opinions of the Fiscal Council”, and the Chairman has the casting vote, in addition to the regular vote.	No change New article 51
Sole paragraph. The Fiscal Council shall request Eletronuclear to designate a qualified personnel to act as its secretary and provide technical support.	Sole paragraph. The Fiscal Council shall request Eletronuclear to designate a qualified personnel to act as its secretary and provide technical support.	No change
Article 38. At its members’ request, the Fiscal Council may request clarification or information and the investigation of specific facts to the independent auditors.	Article 52. At its members’ request, the Fiscal Council may request clarification or information and the investigation of specific facts to the independent auditors.	No change New article 52

53

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 39. The Fiscal Council may, in order to investigate a fact whose clarification is necessary for the performance of its duties, prepare, with justification, questions to be answered by an expert and request the Board of Executive Officers to appoint, within a maximum period of thirty days, three experts, who may be individuals or legal entities, with widely known knowledge in such area, among whom the Fiscal Council will choose one, whose fees shall be paid by Eletronuclear.

Article 53. The Fiscal Council may, in order to investigate a fact whose clarification is necessary for the performance of its duties, prepare, with justification, questions to be answered by an expert and request the Board of Executive Officers to appoint, within a maximum period of thirty days, three experts, who may be individuals or legal entities, with widely known knowledge in such area, among whom the Fiscal Council will choose one, whose fees shall be paid by Eletronuclear.

No change New article 53
Article 40. The Fiscal Council, not excluding other cases provided by law, is responsible for:	Article 54. The Fiscal Council, not excluding other cases provided by law, is responsible for:	No change New article 53
I – expressing itself on matters submitted thereto by the Board of Directors or the Board of Executive Officers;	I – expressing itself on matters submitted thereto by the Board of Directors or the Board of Executive Officers;	No change
II – monitoring the equity, financial, and budget execution, being able to examine books and any other documents and request information;	II – monitoring the equity, financial, and budget execution, being able to examine books and any other documents and request information;	No change
III – preparing, amending, and approving its Internal Regulation;	III – preparing, amending, and approving its Internal Regulation;	No change
IV – inspecting, by any of its members, the acts taken by the managers and confirm compliance of their legal and statutory duties;	IV – inspecting, by any of its members, the acts taken by the managers and confirm compliance of their legal and statutory duties;	No change
V – providing opinion on the management’s annual report, including in its opinion the additional information they deem necessary or useful for the resolution by the General Meeting;	V – providing opinion on the management’s annual report, including in its opinion the additional information they deem necessary or useful for the resolution by the General Meeting;	No change

VI – providing opinion on the proposals of the management bodies, to be submitted to the General Meeting, regarding the change in the capital stock, issuance of securities, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger, or spin-off of Eletronuclear;

VI – providing opinion on the proposals of the management bodies, to be submitted to the General Meeting, regarding the change in the capital stock, issuance of securities, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger, or spin-off of Eletronuclear;

No change

54

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

VII – reporting, through any of its members, to the management bodies and, if these fail to take the necessary measures to protect Eletronuclear’s interests, to the General Meeting, any mistakes, frauds, or crimes verified and suggest the applicable measures;	VII – reporting, through any of its members, to the management bodies and, if these fail to take the necessary measures to protect Eletronuclear’s interests, to the General Meeting, any mistakes, frauds, or crimes verified and suggest the applicable measures;	No change
VIII – calling the Annual General Meeting, if the management bodies delay this call notice for more than one month, and the Extraordinary General Meeting whenever serious or urgent reasons occur, including the matters they deem necessary in the agenda of the Meetings;	VIII – calling the Annual General Meeting, if the management bodies delay this call notice for more than one month, and the Extraordinary General Meeting whenever serious or urgent reasons occur, including the matters they deem necessary in the agenda of the Meetings;	No change
IX – reviewing, at least on a quarterly basis, the balance sheet and other financial statements periodically prepared by the Board Of Executive Officers;	IX – reviewing, at least on a quarterly basis, the balance sheet and other financial statements periodically prepared by the Board Of Executive Officers;	No change
X – reviewing the financial statements for the fiscal year and provide an opinion on them;	X – reviewing the financial statements for the fiscal year and provide an opinion on them;	No change
XI – exercising the duties provided for in this article, when applicable, during any settlement of Eletronuclear;	XI – exercising the duties provided for in this article, when applicable, during any settlement of Eletronuclear;	No change
XII – mandatorily participate in the meetings of the Board of Directors or the Board of Executive Officers, resolving upon matters requiring its opinion, related to items V, VI, and X of this article;	XII – mandatorily participate in the meetings of the Board of Directors or the Board of Executive Officers, resolving upon matters requiring its opinion, related to items V, VI, and X of this article;	No change
XIII – providing, whenever requested, information on matters within its powers to the shareholder, or group of shareholders, representing at least five percent (5%) of the capital stock;	XIII – providing, whenever requested, information on matters within its powers to the shareholder, or group of shareholders, representing at least five percent (5%) of the capital stock;	No change
XIV – reviewing the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Activity Plan – PAINT;	XIV – reviewing the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Activity Plan – PAINT;	No change
XV – assessing the performance of its members and of the Fiscal Council as a collegiate body, at least once a year, pursuant to the prevailing laws and regulations;	XV – assessing the performance of its members and of the Fiscal Council as a collegiate body, at least once a year, pursuant to the prevailing laws and regulations;	No change

55

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XVI – monitoring the equity, financial, and budget execution, being able to examine books and any other documents and request information; and	XVI – monitoring the equity, financial, and budget execution, being able to examine books and any other documents and request information; and	No change
XVII – inspecting compliance with the limit of Eletronuclear’s share in the cost of health care and private pension benefits.	XVII – inspecting compliance with the limit of Eletronuclear’s share in the cost of health care and private pension benefits.	No change
Article 41. The management bodies are required, through written communication, to make available to the active members of the Fiscal Council, within ten (10) days, copies of the minutes of their meetings and, within fifteen (15) days of their receipt, copies of the trial balance sheets and other financial statements prepared from time to time and the budget reports.	Article 55. The management bodies are required, through written communication, to make available to the active members of the Fiscal Council, within ten (10) days, copies of the minutes of their meetings and, within fifteen (15) days of their receipt, copies of the trial balance sheets and other financial statements prepared from time to time and the budget reports.	No change Art.55
Article 42. The Fiscal Council shall meet, on an ordinary basis, one (1) time per month, and, on an extraordinary basis, whenever called by the Chairman of the Collegial Board, and their meetings shall be registered in minutes, which shall be signed by all the members present.	Article 56. The Fiscal Council shall meet, on an ordinary basis, one (1) time per month, and, on an extraordinary basis, whenever called by the Chairman of the Collegial Board, and their meetings shall be registered in minutes, which shall be signed by all the members present.	No change Art.56
	Paragraph 1. The meetings of the Fiscal Council shall, as a rule, be held in person, accepting, on an exceptional basis, virtual means, or through teleconference or videoconference, upon a reason approved by the collegiate body.	New wording
	Paragraph 2. In case of a non-unanimous decision, the justification of the conflicting vote shall be registered, at the relevant member’s discretion, as long as the dissident councilor expressing their disagreement in the minutes of the meeting or, if not possible, express their awareness in writing to the Fiscal Council, is not hold accountable therefor.	New wording Ok

56

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Chapter X Fiscal Year And Financial Statements	Chapter X Fiscal Year And Financial Statements	No change No change
Article 43. The fiscal year will coincide with the calendar year, starting on January 1st and ending on December 31st of each year, and follow, regarding the financial statements, the provisions in the laws and regulations on joint-stock companies, and these Bylaws.	Article 57. The fiscal year will coincide with the calendar year, starting on January 1st and ending on December 31st of each year, and follow, regarding the financial statements, the provisions in the laws and regulations on joint-stock companies, and these Bylaws.	No change
Paragraph 1. The distribution, at every year, of at least twenty-five percent (25%) of the adjusted net profit shall be mandatory, pursuant to the prevailing laws and regulations.	Paragraph 1. The distribution, at every year, of at least twenty-five percent (25%) of the adjusted net profit shall be mandatory, pursuant to the prevailing laws and regulations.	No change
Paragraph 2. The remuneration paid to the shareholders will be subject to financial charges from the end of the fiscal year until the actual payment, without prejudice to the application of interest in arrears, when such payment is not verified on the date established by the General Meeting.	Paragraph 2. The remuneration paid to the shareholders will be subject to financial charges from the end of the fiscal year until the actual payment, without prejudice to the application of interest in arrears, when such payment is not verified on the date established by the General Meeting.	No change
Article 44. The lawsuit seeking dividends, which, if not timely claimed, shall inure to the benefit of Eletronuclear, prescribes within the legal term.	Article 58. The lawsuit seeking dividends, which, if not timely claimed, shall inure to the benefit of Eletronuclear, prescribes within the legal term.	No change New Art. 58
Article 45. Eletronuclear, under the responsibility of its Financial Board, undertakes to:	Article 59. Eletronuclear, under the responsibility of its Financial Board, undertakes to:	No change New Art. 59
I – submit its annual and quarterly financial statements, internal controls, and fiscal and tax procedures to independent auditors;	I – submit its annual and quarterly financial statements, internal controls, and fiscal and tax procedures to independent auditors;	No change

57

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

II – remit, on a monthly basis, to Eletrobras, pursuant to the schedule defined by the Holding, thee financial statements prepared, except in the cases provide for in item III;	II – remitting, on a monthly basis, to ENBpar and the shareholders individually holding shares representing 10% of more of the Company’s capital stock, pursuant to the schedule defined by ENBpar, the financial statements prepared, except for the cases provided for in item III;	Wording included
III – remit, on a quarterly basis, to Eletrobras, pursuant to the schedule defined by the Holding, its financial statements prepared respectively on March 31, June 30, and September 30 of that year, audited by an independent audit firm, as well as ancillary accounting statements, if so required, reviewed by its independent auditors;	III – remitting, on a quarterly basis, to ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock, pursuant to the schedule defined by ENBpar, its financial statements prepared respectively on March 31, June 30, and September 30 of that year, as well as ancillary accounting statements, if so required, reviewed by its independent auditors;	Wording included
IV - remitting, on an annual basis, to Eletrobras, pursuant to the schedule defined by ENBpar, its financial statements prepared on December 31 of the previous year, comprising the previous twelve (12) months, as well ancillary accounting statements, if so required, accompanied by an Audit Report issued by its independent auditors. Alternatively, upon prior request of Eletrobras, the financial statements may be accompanied by a Comfort Letter issued by its independent auditors;	IV – remitting, on an annual basis, to ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock, pursuant to the schedule defined by ENBpar, its financial statements prepared on December 31 of the previous year, comprising the previous twelve (12) months, as well ancillary accounting statements, if so required, accompanied by an Audit Report issued by its independent auditors. Alternatively, upon prior request of ENBpar, the financial statements may be accompanied by a Comfort Letter issued by its independent auditors;	Wording included
V – remit, on an annual basis, to Eletrobras, a report reviewing its internal controls, issued by its independent audit firm;	V – remitting, on an annual basis, to ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock a report reviewing its internal controls, issued by its independent audit firm;	Wording included
VI – granting to the independent auditors of Eletrobras free access to the working documents of its independent auditors and/or authorizing the adoption of additional audit procedures;	VI – granting the independent auditors of ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock free access to the working documents of its independent auditors and/or authorizing the adoption of additional audit procedures;	Wording included

58

CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

VII – providing accounting, financial, tax, legal tax, and technical and operation (engineering) clarification and information with diligence to the technical team of Eletrobras;	VII – providing accounting, financial, tax, legal tax, and technical and operation (engineering) clarification and information with diligence to the technical team of ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock;	Wording included
VIII – adopting the International Accounting Standards for the preparation and disclosure of Financial Statements;	~~VIII – adopting the International Accounting Standards for the preparation and disclosure of Financial Statements;~~	Proposed exclusion. Ok.
IX – implementing, testing, and certifying, on an annual basis, the internal controls pursuant to the Sarbanes-Oxley Act;	~~IX – implementing, testing, and certifying, on an annual basis, the internal controls pursuant to the Sarbanes-Oxley Act;~~	Proposed exclusion,
	VIII – implementing and testing, on an annual basis, the internal controls through the Management Tests, under the responsibility of the Internal Audit;	New wording
X – also provide the following documents to ~~Eletrobras~~:	IX – further providing the following documents to ENBpar and the shareholders individually holding shares representing 10% or more of the Company’s capital stock:	Wording included
a) annually, as soon as it is prepared, the Recommendation Letter from the independent auditors;	a) annually, as soon as it is prepared, the Recommendation Letter from the independent auditors;	No change
b) annually, according to a schedule defined by the Holding Company, the complete Financial Statements, accompanied by management reports, independent auditor’s report, and of the Fiscal Council, without prejudice to the provided for in item IV of this article; and	b) annually, according to a schedule defined by ENBpar, the complete Financial Statements, accompanied by management reports, independent auditor’s report, and of the Fiscal Council, without prejudice to the provided for in item IV of this article; and	Wording included Replacement of controlling shareholder
c) special accounting statements to be raised at any time, whenever requested by Eletrobras.	c) special accounting statements to be raised at any time, whenever requested by ENBpar.	Wording included Replacement of controlling shareholder

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CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

XI – remit to Eletrobras on a monthly basis, according to the schedule defined by the Holding Company, the preliminary monitoring report on the Business Performance Goals Agreement (CMDE), with the respective analyses and comments about the company’s performance, except in the cases provided for in item XII; and	~~X – remit to Eletrobras on a monthly basis, according to the schedule defined by the Holding Company, the preliminary monitoring report on the Business Performance Goals Agreement (CMDE), with the respective analyses and comments about the company’s performance, except in the cases provided for in item XII; and~~	Proposed exclusion
XII – remit to Eletrobras on a quarterly basis, according to the schedule defined by the Holding Company, the quarterly monitoring report on the Business Performance Goals Agreement (CMDE), with the respective analyses and comments on the company’s performance.	~~XI – remit to Eletrobras on a quarterly basis, according to the schedule defined by the Holding Company, the quarterly monitoring report on the Business Performance Goals Agreement (CMDE), with the respective analyses and comments on the company’s performance.~~	Proposed exclusion
Article 46. If noncompliance with the commitments provided for in the preceding article generates or provably contributes to the imposition of fines or any penalties on Eletrobras or its managers, due to a delay in the submission of any of its periodic accounting information, whether by regulatory or surveillance authorities, national or international, Eletronuclear shall be responsible for reimbursing Eletrobras for the losses in the respective amount which has contributed in the consolidated accounts to the imposition of the respective fine.	Article 60. If noncompliance with the commitments provided for in the preceding article generates or provably contributes to the imposition of fines or any penalties on Eletrobras or its managers, due to a delay in the submission of any of its periodic accounting information, whether by regulatory or surveillance authorities, national or international, Eletronuclear shall be responsible for reimbursing Eletrobras for the losses in the respective amount which has contributed in the consolidated accounts to the imposition of the respective fine.	No change New article 60
Chapter XI Employees	Chapter XI Employees
Article 47. The positions of holder of the Internal Audit and of the Office of the Ombudsman shall be held by employees on the permanent career staff of Eletronuclear or of Eletrobras companies, and they shall be directly linked to the Board of Directors.	Article 61. The positions of holder of the Internal Audit and of the Office of the Ombudsman shall be held by employees on the permanent career staff of Eletronuclear, and they shall be directly linked to the Board of Directors.	Wording amended New article 61
Article 48. The employees of Eletronuclear are subject to labor laws and regulations and to its internal regulations, provided the remaining applicable legal rules.	Article 62. The employees of Eletronuclear are subject to labor laws and regulations and to its internal regulations, provided the remaining applicable legal rules.	No change New article 62

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CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 49. The hiring of employees by Eletronuclear shall respect a public sector recruitment examination, under terms approved by the Eletrobras Board of Directors, pursuant to the prevailing laws and regulations.	Article 63. The hiring of employees by Eletronuclear shall respect a public sector recruitment examination~~, under terms approved by the Eletrobras Board of Directors~~, pursuant to the prevailing laws and regulations.	Wording removed New article 63
Paragraph 1. The employees may be transferred to any location where the company operates.	Paragraph 1. The employees may be transferred to any location where the company operates.	No change
Paragraph 2. The quantitative of positions of trust of top management of Eletronuclear shall be submitted for resolution by the Eletronuclear Board of Directors, upon approval by the Eletrobras Board of Directors, pursuant to article 22, item XXXVI and ¶ 1.	Paragraph 2. The quantitative of positions of trust of top management of Eletronuclear shall be submitted for resolution by the Eletronuclear Board of Directors~~, upon approval by the Eletrobras Board of Directors~~, pursuant to article 32, item XXXV~~I~~ and ¶ 1.	Wording removed
Paragraph 3. Those holding positions of trust and taking management acts generating salary advantages not provided for or contrary to the provisions in the employment contracts, position and salary plan, collective bargaining agreement, or the prevailing laws and regulations, shall be liable for the losses caused to the company, without prejudice to the penalties provided for in the Code of Ethics and Conduct of the Eletrobras Companies.	Paragraph 3. Those holding positions of trust and taking management acts generating salary advantages not provided for or contrary to the provisions in the employment contracts, position and salary plan, collective bargaining agreement, or the prevailing laws and regulations, shall be liable for the losses caused to the company, without prejudice to the penalties provided for in the Code of Ethics and Conduct of Eletronuclear. ~~the Eletrobras Companies.~~	Exclusion and Inclusion of wording
Article 50. Without prejudice to the requirements provided for in the laws and regulations, the assignment of Eletronuclear employees shall depend on specific authorization by the Board of Executive Officers and shall be made upon reimbursement of the corresponding costs, in compliance with the prevailing laws and regulations.	Article 64. Without prejudice to the requirements provided for in the laws and regulations, the assignment of Eletronuclear employees shall depend on specific authorization by the Board of Executive Officers and shall be made upon reimbursement of the corresponding costs, in compliance with the prevailing laws and regulations.	No change New article 64

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CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 51. After the end of each financial year of Eletronuclear, and once the accrued losses have been deducted and a provision for charges is made, the employees will be entitled to profit sharing, subject to the prevailing laws and regulations, the guidelines established by the Office for Coordination and Governance of State-Owned Companies, and the rules of collective bargaining agreements executed thereby.	Article 65. After the end of each financial year of Eletronuclear, and once the accrued losses have been deducted and a provision for charges is made, the employees will be entitled to profit sharing, subject to the prevailing laws and regulations, the guidelines established by the Office for Coordination and Governance of State-Owned Companies, and the rules of collective bargaining agreements executed thereby.	No change New article 65
Article 52. Eletronuclear shall provide social assistance to its employees.	~~Article 67. Eletronuclear shall provide social assistance to its employees.~~	Proposed exclusion
Chapter XII Miscellaneous	Chapter XIV Miscellaneous	No change
Article 53. The Governance, Risk and Compliance Management area shall have as their main duties:	Article 66. The Governance, Risk and Compliance Management area shall have as their main duties:	No change New article 66
I – the compliance management in regard to adjustment to laws, rules, and ethical act;	I – the compliance management in regard to adjustment to laws, rules, and ethical act;	No change
II – the corporate risk management; and	II – the corporate risk management; and	No change
III – the environment management of internal controls.	III – the environment management of internal controls.	No change
Paragraph 1. In situations in which the Chief Executive Officer is suspected to be involved in irregularities, or in which he fails to take the required measures in relation to the situation reported to him, the Governance, Risk and Compliance Management area may report directly to the Board of Directors.	Paragraph 1. In situations in which the Chief Executive Officer is suspected to be involved in irregularities, or in which he fails to take the required measures in relation to the situation reported to him, the Governance, Risk and Compliance Management area may report directly to the Board of Directors.	No change

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CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Paragraph 2. In the events mentioned in the preceding paragraph, the subject shall be discussed without the presence of the company’s Chief Executive Officer.	Paragraph 2. In the events mentioned in the preceding paragraph, the subject shall be discussed without the presence of the company’s Chief Executive Officer.	No change
	Article 67. The amount of reimbursement for the shares held by shareholders that may eventually exercise the right of withdrawn as provided by Law No. 6,404/1976 shall be equivalent to the higher of (i) the net book value of the relevant shares and (ii) the economic value of the relevant shares, pursuant to the appraisal report to be prepared by an independent third party, through the discounted cash flow method, upon exercise of the right of withdrawn.	New Wording
	Sole paragraph. The amendment to Art. 67 shall grant the dissenting shareholders (including those holding preferred rights) the right to be reimbursed for his/her shares at the amount calculated based on the provisions in the Bylaws prior to such amendment.	New Wording
Chapter XIII Transitional Provisions	Chapter XIII Transitional Provisions
Article 54. The Eletronuclear’s Board of Directors shall be composed of up to six (06) members until the Ordinary General Meeting of 2018 or later General Meeting held by June 30, 2018.	~~Article 54. The Eletronuclear’s Board of Directors shall be composed of up to six (06) members until the Ordinary General Meeting of 2018 or later General Meeting held by June 30, 2018.~~	Proposed Exclusion
	Article 68. Payment of the cumulative priority dividends to which the preferred shares were entitled until the date of implementation of the conditions defined in art. 11 of CPPI Resolution No. 203 of October 19, 2021, as amended by CPPI Resolution No. [=] of [date], related to years prior to that date, may be made to the capital reserves, pursuant to Law No. 6,404 of December 15, 1976.	New wording

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CURRENT BYLAWS OF ELETRONUCLEAR	MODEL OF BYLAWS SUBMITTED THE BNDES 31-DEC-2021	COMMENTS – ELETRONUCLEAR

Article 69. The conversion of preferred shares into common shares pursuant to the terms, conditions, and limitations established in CPPI Resolution No. 203 of October 19, 2021 is hereby authorized on an exceptional basis, as amended by CPPI Resolution No. [=] of [date], e approved upon resolution in the General Meeting of Eletrobras.

New wording

64

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro, RJ – CEP: 20050-901 – Brazil – Phone: +55 21 3554-8686

Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo, SP – CEP: 01333-010 – Brazil – Phone: +55 11 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília, DF – CEP: 70712-900 – Brazil – Phone: +55 61 3327-2030/2031

www.cvm.gov.br

Official Letter No. 125/2021/CVM/SIN

Rio de Janeiro, December 9, 2021.

To Eletrobras – Centrais Elétricas Brasileiras S.A.

Rua da Quitanda, 196 – 24º 20091-005 – Rio de Janeiro, RJ

Email: pr@eletrobras.com; jose.barros@eletrobras.com

Subject: Consultation about the possibility to transfer the ownership of quotas in open investment funds – Proceeding 19957.010124/2021-65

Dear Sir,

We refer to the consultation filed on December 8, 2021, about the requesting party’s possibility, as provided by Law No. 14,182 of July 12, 2021, to transfer the quotas from the exclusive fund BB Extramercado Exclusivo 30, a Long Term Multimarket Investment Fund (then referred to as “decommissioning fund”), of which it is the sole quotaholder, to Eletronuclear S.A.

By the way, the interpretation by this technical area of the applicable regulation, especially article 13 of CVM Instruction No. 555, is that, as the requested transfer of quotas results from a regulatory order provided for in Resolution No. 203 of October 19, 2021, which was issued to regulate art. 3, ¶ 1 of Law 14,182, we understand that the any restriction on CVM regulation may not be claimed as an obstacle for the execution of such transaction.

On the other hand, even if it were not so, we understand that this hypothesis could fall in the more general concept of “universal succession” provided for in CVM regulatory act, given that the fund’s purpose is to promote the decommissioning of the plants managed by Eletronuclear, and the new governing law referred to in the consultation assigns such role expressly to Eletrobras, and, as a conceptual consequence, the responsibility and ownership over the extra market investment fund originated to fund such purpose.

Therefore, we agree with the interpretation explained in the consultation that it is legally feasible to transfer the quotas from such open investment fund based on such law and independent of CVM prior authorization.

Very truly yours,

Document signed electronically by Daniel Walter Maeda Bernardo, Superintendent, on December 9, 2021, at 09:46, pursuant to art. 6 of Decree No. 8,539 of October 8, 2015.
[QR Code]	The authenticity of this document may be verified at https://sei.cvm.gov.br/conferir_autenticidade, and providing Verification Code 1405833 and CRC Code 8728B509.

Reference: Proceeding No. 19957.010124/2021-65	Electronic Information System (SEI) Record No. 1405833

Annex 14

Description of the transfer of quotas of the decommissioning fund

I – name and qualification of the interested related party;

Eletrobras Termonuclear S.A. – Eletronuclear

II – nature of the relationship of the interested related party with the company;

Eletronuclear is currently controlled by Eletrobras and, indirectly, by the Federal Government.

III – number of shares and other securities issued by the company held directly or indirectly by the interested related party;

None.

IV – any existing balances, payable and receivable, between the parties involved;

DESCRIPTION	AMOUNT IN BRL
Loans and financing/Global Reversal Reserve (RGR) (current)	63,873,843.57
Loans and financing/ RGR (non-current)	594,867,845.24
Advance for Future Capital Increase (AFAC)	2,111,123,872.45
Decommissioning Fund (non-current)	1,958,863,088.89
Other Liabilities (Income Taxes on Decommissioning Fund)	89,006,647.56

Source: Eletrobras Quarterly Information (September 30, 2021)

V – detailed description of the nature and extent of such interest;

The transaction consists of the transfer by Eletrobras of quotas of the decommissioning fund to Eletronuclear.

VI – management’s recommendation about the proposal, highlighting the advantages and disadvantages of the transaction for the company; and

The Management recommends this proposal, as it is a condition for the privatization process as provided by Law No. 14,182/2021, according to NT DC-001/2022.

VII – if the matter submitted for approval of the general meeting is an agreement subject to the rules of art. 245 of Law No. 6,404 of 1976:

a) detailed demonstration, prepared by the managers, that the agreement meets arm’s length conditions, or provides for proper compensatory payment; and

The price to be paid by Eletronuclear shall correspond to the market value of the quotas of the decommissioning fund when the transfer occurs.

b) analysis of the terms and conditions of the agreements given the terms and conditions prevailing in the market.

See item VII(a) above.

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Technical Information Report

Classification: Confidential

Title	Analysis of the Eletronuclear Corporate Restructuring Model Proposed by BNDES
Subject	Valuation; Generation.
Authors	Marcos Barreto de Faria Pinho – DFPA Leonardo Michelsem Monteiro de Barros – DFPA Bruno Vieira Martins – DFPA
Company	Eletronuclear, Eletrobras.
Category	Technical Information Report.
Keywords	Capitalization, restructuring, valuation, Angra 3, Eletrobras

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Table of Contents

DISCLAIMER	4
1. INTRODUCTION	4
2. CONTEXTUALIZATION	5
2.1 Overview of Eletronuclear	5
2.2 Background<0}	6
3. Restructuring of Electronuclear	7
3.1 Justification	7
3.2 Proposal for Corporate Restructuring	8
3.2.1 Capital Contributions and Issuance of New Shares	8
3.3 Risks related to Angra 3 – BNDES Perspective	16
3.4 Other Modeling Aspects	17
CHAPTER II – CONTRIBUTIONS, FUNDING, AND GUARANTEE	18
3.5 Considerations on the BNDES Proposal	22
4. ECONOMIC AND FINANCIAL assessment	25
4.1 Rationale and Scope of the assessment	25
4.2 Assessment Methodology<0}	27
4.3 Assessment Assumptions	28
4.3.1 General Assumptions	28
4.3.2 Macroeconomic Assumptions	28
4.3.3 Nuclear power Generation Assets	29
4.3.4 Revenue Projection	31
4.3.5 Costs and Expenses	40
4.3.6 PIS/COFINS credit	42
4.3.7 Investments	43
4.3.8 Financing	45
4.3.9 Depreciation	46
4.3.10 Working Capital	47
4.3.11 Income Tax/Social Contribution on Net Profits – CSLL	47
4.3.12 Discount Rate	47
4.4 Results	48

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4.4.1 Operating Assets	48
4.4.2 Non-Operating Assets – Angra 3	51
4.5 BNDES/BR Partners Assessment<0}	56
4.5.1 Results	57
4.5.2 Considerations	61
4.6 Analysis of Multiples	62
4.7 Points of Attention of Economic and Financial Assessment	64
4.7.1 Methods	64
4.7.2 Angra 3 Model	65
4.7.3 Tariff	65
4.7.4 Schedule and CapEx to Complete	65
4.7.5 Completion of the Critical Path	66
4.7.6 Funding and Guarantees	66
5. FINAL CONSIDERATIONS	67

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DISCLAIMER

This analysis is based on the following documents:

- CPPI Resolution No. 203/21;

- CPPI Resolution No. 221/21;

- Detailed Report on the Model, of October 18, 2021;

- Addendum to the legal mapping report and detailed report on the model, of December 22, 2021;

- Second addendum to the legal mapping report and detailed report on the model, of December 27, 2021; and

- Investment Agreement and Other Covenants, final version received from BNDES on January 11, 2022;

- Eletronuclear Shareholders’ Agreement, final version received from BNDES on January 11, 2022

1.	INTRODUCTION

This Technical Information Report (“TIR”) aims at analyzing the economic and financial aspects related to the model proposed by BNDES for the corporate restructuring of Eletronuclear (“ETN”), which, pursuant to Law 14,182/2021, is a precondition for the privatization of Eletrobras.

For this, this TIR is structured as follows:

1.	Analysis of the process to transfer the controlling interest in Eletronuclear;
2.	Result of the economic and financial assessment of Eletronuclear (DFPA); and
3.	Comparative analysis of the internal and external valuations.

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It should be noted that the analysis performed below, regarding the Eletronuclear corporate restructuring process, is based on information present in the abovementioned Reports and Addenda sent to Eletrobras by BNDES.

The analyzes in this TIR have the sole and exclusive purpose of internalizing the studies by BNDES related to the corporate restructuring of Eletronuclear under the Eletrobras capitalization process.

In this sense, considering that the Detailed Report on the Model and their respective Addenda have multidisciplinary content, the analyzes in this TIR cannot, in any way, be considered thorough and final regarding Eletrobras, requiring specific assessments, including, without limitation, by the legal, accounting, tax, risk, and governance areas, as well as by other applicable areas of Eletrobras.

2.	CONTEXTUALIZATION
2.1	Overview of Eletronuclear

Eletrobras Termonuclear S.A. – Eletronuclear is a public-private joint-stock company controlled by Eletrobras, resulting from the merger, in May 1997, of the former Diretoria Nuclear de Furnas into Nuclen Engenharia e Serviços S.A. In December of the same year, by a presidential decree, the new bylaws were approved, maintaining the mission of exploring, on behalf of the Federal Government, nuclear activities for electricity generation purposes.

The Company's headquarters are located in the city of Rio de Janeiro and their two nuclear power plants in operation, Angra 1 and Angra 2, are located in the city of Angra dos Reis, in the state of Rio de Janeiro. The Angra 1 and Angra 2 Nuclear Power Plants have an installed capacity of 640 MW and 1,350 MW, respectively, for a total of 1,990 MW. With the completion of the Angra 3 nuclear power plant, which is currently under development, the generation complex may be expanded by another 1,405 MW.

The Federal Government, through Eletrobras, is the majority shareholder of the company, holding 99.98% of the common shares and 99.85% of the preferred shares. The table below shows the company’s capital stock on September 30, 2021:

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Table 1 – Corporate Structure of Eletronuclear

SHAREHOLDER	COMMON SHARES	PREFERRED SHARES	TOTAL	%
Eletrobras	37,651,029,535	10,528,730,390	48,179,759,925	99.95
DAEE*	5,960,026	7,405,548	13,365,574	0.03
LIGHT	-	5,058,993	5,058,993	0.01
Others	1,176,930	3,504,063	4,680,993	0.01
Total	37,658,166,491	10,544,698,994	48,202,865,485	100.00

* Department of Water and Power of the State of São Paulo

The company’s capital stock, in monetary terms, according to the financial statements as of June 2021, is BRL8,493,035,701.18.

Table 2 – Eletronuclear’s Net Equity

BRL thousand

NET EQUITY	30-Jun-2021	31-Dec-2020
Capital stock	8,493,036	8,493,036
Accrued losses	(4,382,551)	(4,109,009)
Comprehensive results	(881,619)	(881,619)
Total	3,228,866	3,502,408

2.2	Background<0}

As mentioned above, Law 14,182, which passed the National Congress on July 14, 2021, establishes the feasibility requirements for the privatization of Eletrobras, among these the corporate restructuring of the subsidiaries Eletronuclear and Itaipu Binacional, to keep them under the control of the Federal Government.[1] Pursuant to Chapter II, item I of article 3 of Law 14,182/2021:

It is worth emphasizing that the reported requirements, especially regarding Eletrobras and Eletronuclear, is in line with the 1988 Constitution of the Federative Republic of Brazil, which, in its article 21, item XXIII:

[1] Eletrobras has 50% of capital stock from Itaipu Binacional, sharing control with the Paraguayan state-owned ANDE.

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“Article 21. It is incumbent upon the Federal Government:

XXIII – to commercially exploit nuclear services and facilities of any kind and hold the monopoly on research, mining, enrichment and reprocessing, industrialization, and trade of nuclear ores and their by-products, according to the following principles and conditions: (...)”

As provided for in Law 14,182/21, BNDES is the agent responsible for the execution and monitoring of the privatization process of Eletrobras, at the bank may engage specialized technical services as necessary for the process.

Thus, in July 2021, BNDES contracted BR Partners to prepare an independent economic and financial analysis of Eletronuclear (valuation) to support the Eletrobras privatization transaction, including the corporate reorganization of this company.

On October 18, 2021, BNDES provided the Eletrobras teams with a version of the Detailed Report on the Model, and annexes thereto, which addresses the aspects related to the Eletrobras privatization transaction. Thereafter, the Addenda to Detailed Legal Report and Detailed Report on the Model and on January 11, 2022, the final version of “Investment Agreement” and “Shareholders' Agreement” were forwarded to them, documents which in the Report.

3.	Restructuring of Electronuclear
3.1	Justification

As already reported, the transfer of the controlling interest held by this company in Eletronuclear is a necessary condition for the privatization of Eletrobras, as the operation of nuclear facilities for electricity generation by private agents is unconstitutional. Nonetheless, it is emphasized that the private sector may hold interest in the capital stock, as it is possible to verify according to information in Table 1.

Therefore, the restructuring aims at keeping Eletronuclear under government control after the privatization of Eletrobras. Another effect of that transaction shall be to raise the necessary funds for Eletronuclear to complete the works to implement the nuclear power plant (NPP) Angra 3.

The following sections of this TIR will first present the proposal of BNDES for transferring Eletronuclear controlling interest according to the Bank’s Detailed Report on the Model and Addenda. Next, the comments by the Economic and Financial Analysis Department – DFPA on the intended transaction shall be discussed.

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Below, shall be shown the result of the valuation prepared by the DFPA technical team comparing it to the numbers obtained by BNDES.

3.2	Proposal for Corporate Restructuring

The intended restructuring transaction results in the transfer of the controlling interest of Eletronuclear to a new state-owned company, ENBpar, and Eletrobras would still remain with relevant interest in the capital of the company.

The creation of this new state-owned company is provided for in Law 14,182/2021 and was materialized with the issuance of Decree 10,791/2021 of September 13, 2021.

To achieve the new composition of the capital stock proposed in the corporate restructuring model suggested by BNDES, internal approvals of the top management of Eletronuclear and Eletrobras shall be obtained, as well as of their respective shareholders’ meetings, depending on the matter, based on corporate acts. It is worth stressing that some of these acts also shall be validated and/or discussed by external agencies, such as the Brazilian Electricity Regulatory Agency – ANEEL, the Brazilian Government Accountability Office – TCU, and the Brazilian Office of the Comptroller General – CGU, and this TIR does not intend to issue any opinion about this matter.

Such corporate acts, which also involve amendments to the bylaws of Eletronuclear and, consequently, approval by the general meeting of shareholders, according to the documents by BNDES, shall be approved by an Extraordinary General Meeting – EGM of Eletrobras and Eletronuclear. The presentation of each of these acts, which is related to the restructuring transaction at stake, shall be individually addressed in following sections of this TIR for a better understanding of the steps related to the transfer of the controlling interest of Eletronuclear. Emphasizing that all these acts shall be approved simultaneously by the respective shareholders’ meetings of both companies.

3.2.1	Capital Contributions and Issuance of New Shares

Referring to Eletronuclear’s Bylaws and the Legal Mapping Report, the BNDES’ Detailed Report on the Model mentions that Eletronuclear has an obligation to pay regular dividends to its preferred shareholders at least 10% per annum. Pursuant to the Report, the basis for the calculation of such compensation is not clearly specified on the Eletronuclear’s Bylaws. Given this doubt, BNDES assumed that these dividends should be calculated by using, as a benchmark, the share of the capital stock allocated to the preferred shares. Thus, the Bank assumed that the amount of BRL8,493,035,701.18 of the capital stock, on June 2021, shall be equally divided between common and preferred shares, following the proportions of each of them in the company’s capital. Therefore, the basis for calculating the minimum mandatory dividends used was BRL1,857,908,232.77.

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Table 3 – Capital Stock

TYPE	QUANTITY	PERCENTAGE (%)	CAPITAL STOCK (BRL)
COMMON	37,658,166,491	78.12	6,635,127,377.41
PREFERRED	10,544,698,994	21.88	1,857,908,323.77
TOTAL	48,202,865,485	100.00	8,493,035,701.18

As Eletronuclear does not distribute dividends since 2010, the preferred shareholders of the company started to have a voting right in the general shareholders’ meeting, which, as provided below, may render the transfer of the controlling interest to ENBpar unfeasible. To remedy this matter, BNDES proposes that such debts are paid off and the right to receive mandatory dividends to be taken off from the preferred shareholders through an amendment to Eletronuclear’s bylaws.

The total dividends due, adjusted for inflation, including for 2021, is BRL2,703,020,820.70. The date set for payment of these dividends is April 2022, as it is the estimated date of the restructuring transaction at stake, being required to project the Selic rate for the period from December 2021 to April 2022, as explained in the addendum to the Detailed Legal Report and Detailed Report on the Model, given that dividends shall, by law, be adjusted by the SELIC rate at the moment of declaration until their effective payment.

Table 4 – Dividends payable

Year	Original Dividend (historical amount)	SELIC Accrued until April 2022	Amount Adjusted by the SELIC
2010	BRL72,320,262.84	158.29%	BRL 186,792,553.62
2011	BRL144,664,705.19	131.41%	BRL 334,762,721.44
2012	BRL144,664,705.23	113.31%	BRL 308,587,499.88
2013	BRL144,664,705.27	97.13%	BRL 285,170,385.18
2014	BRL144,664,705.30	77.74%	BRL 257,121,684.75
2015	BRL144,664,705.34	56.89%	BRL 226,969,622.28
2016	BRL144,664,705.37	37.59%	BRL 199,050,086.53
2017	BRL144,664,705.41	25.14%	BRL 181,029,306.44
2018	BRL144,664,705.45	17.59%	BRL 170,104,421.82
2019	BRL144,664,705.48	10.99%	BRL 160,556,684.77
2020	BRL185,790,832.38	8.01%	BRL 200,672,278.95
2021	BRL185,790,832.38	3.45%	BRL 192,203,575.04
Total	BRL1,745,884,275.63	-	BRL 2,703,020,820.70

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Regarding the Advance for Future Capital Increase (AFACs), the amount contributed until September 2021, already adjusted for inflation, is BRL2,111,844,601.02. BRL1,417,464,016.00 of the total scheduled to contemplate the Critical Path Acceleration Plan for NPP Angra 3 has still to be contributed until the date of the transaction with ENBpar. In this regard, it is worth mentioning that all funds were remitted to Eletronuclear after the issuance of the BNDES Report, which was not updated in the Addenda to the Report.

The table below, prepared by DFPA with the information provided by the Department of Corporate Finance – DFF, shows the schedule of disbursements made after October 13, 2021.

Table 5 – Contributions Made to Eletronuclear

BRL
1. AFAC balance to be released beginning in October 2021	1,417,464,016.00
2. Released on 01-Oct-2021	300,000,000
3. Balance on 10-Nov-2021	1,117,464,016.00
4. Released on 11-Nov-2021	265,000,000
5. Balance on 13-Dec-2021	852,464,016
7. Released on 14-Dec-2021	189,100,000
8. Balance on 15-Dec-2021	663,364,016
9. Released on 30-Dec-2021	663,364,016
8. Balance on 31-Dec-2021	0

The transaction proposed by the Bank to generate the funds necessary to settle the mandatory and unpaid minimum dividends is the capitalization of Eletronuclear through the issuance of new shares. Such funds are also intended to provide the company with the financial conditions necessary for the completion of the work on the Angra 3 plant, with the proposed total of BRL9,736,996,769.44. We highlight that this amount to be capitalized was defined by BNDES and is fixed, being a portion to Eletrobras and portion to ENBpar, as presented below.

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The “first step” of the restructuring consists in the issuance of preferred and common shares in the same proportion to the existing capital stock in June 2021, shown in table 3, in the amount of BRL9,736,996,769.44, previously presented.

In this capitalization, ENBpar shall participate in the list of Eletronuclear’s shareholders after capitalization in the amount of BRL3,500,000,000.00, exclusively in common shares through an assignment of subscription right of Eletrobras, free of charge, as proposed by BNDE and accepted by CPPI in its Resolution No. 221. Eletrobras shall be responsible for the capitalization of BRL6,232,329,437.73 in common and preferred shares, being the difference a total of BRL9,736,996,769.44, the installment that applies to minority shareholders.

The amount of BRL9,736,996,769.44 of this capitalization results from: (i) the sum of the minimum mandatory dividends due and unpaid to Eletrobras and the minority shareholders, of BRL2,698,927,439.83 and BRL4,093,380.87, respectively; (ii) the AFACs contributed of BRL3,529,308,617.02; (iii) the contribution to be made by ENBpar, of BRL3,500,000,000.00; and (iv) the preemptive right of the minority shareholders, of BRL4,667,331.72.

It is important to emphasize that, in the Detailed Report on the Model, page 100, the Bank states that:

“Eletronuclear’s contribution, as indicated in the supporting documentation provided to the Board of the Investment Partnership Program – CPPI for issuance of resolution No. 139/2020, aims at, in addition to simply take up Eletrobras’ control over ETN, allowing privatization, also solving the ETN’s capital structure. As informed by BNDES, it is estimated that the contributions by Eletrobras, related to this contribution by ENBpar, is sufficient, given the current assumptions, i.e., even without the conclusive studies developed by BNDES under the agreement signed with ETN, to allow the leverage of funds for the completion of Angra 3, pursuant to with Decree 9,915/2019.

The allocation of the funds resulting from the issuance shall be (i) the Capital Stock account, in the amount up to BRL7,032,679,661.46; and (ii) the Capital Reserve account, in up to BRL2,704,317,107.98. It is highlighted that the creation of this last account for Eletronuclear’s shareholders’ equity is included in the list of corporate acts. The Bank’s proposal consists in paying off the unpaid dividends with the funds exactly from the Capital Reserve line item, even though there is still an Accrued Losses account, referring this possibility to a provision in the Brazilian Corporation Law.

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For the implementation of this capital increase, the share price was calculated at BRL0.024662437 based on the Eletronuclear’s fair value. Of the amount of BRL3,891,820,972.81 (base date of April 2022), the accrued and not paid dividends in the amount of BRL2,703,020,820.70 were subtracted pursuant to the documents issued by BNDES. At this point, it should be noted that, for the calculation of Eletronuclear’s fair value, there is the assumption that Angra 3 will have a NPV equal to zero. On page 111 of such Detailed Report on the Model:

“As explained in item III.1.10 of this Report, it was necessary, for this privatization model, to estimate Eletronuclear’s fair value without knowing the investment value and tariff of Angra 3 project. At first, this should render the calculation of the company's valuation unfeasible, given that 2 essential assumptions are not known. Nevertheless, considering the own definition in Law No. 14,120/2021 and the previously presented interpretation, the tariff to be proposed by BNDES shall be exactly that makes the NPV of Angra 3 equal to zero.”

Thus, the evaluation of Eletronuclear presented by BNDES supports this assumption. If there is a difference in the valuation of the Angra 3 when setting the electricity sale tariff for the development, there will be, as a consequence, a change in the Eletronuclear’s value. Risks related to the definition of the electricity tariff for this plant were called by BNDES as “tariff risks”, since, as stated in the Detailed Report on the Model, it will not be possible to complete the feasibility studies and set the development’s tariff before the restructuring. This point shall be further addressed in section 3.3 of this TIR.

Furthermore, in the Addendum to the Detailed Legal Report and Detailed Report on the Model, the Bank explains that the share price of BRL0.024662437 was obtained already taking into account a new context in which the preferred shares shall not be entitled to minimum mandatory dividends, which entails identical prices for common and preferred shares of Eletronuclear.

Based on this price/share, new shares shall be issued in a total of 401,867,613,354, divided into 313,956,387,006 common shares and 87,911,226,348 preferred shares.

The number of shares to be issued results from the division of the amount of BRL9,664,363,399.80 to be capitalized by the unit price of BRL0.024662437, maintaining the proportion of common and preferred shares currently in force: 78.12% e 21.88%, respectively. The table below presents the number of shares to be subscribed by Eletrobras and ENBpar:

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Table 6 – Subscription of New Shares

NEW SHARES	COMMON	PREFERRED	Total shares
Price/share	BRL0.024662437	BRL0.024662437	-
ENBpar amount	141,916,224,437	-	141,916,224,437
Eletrobras amount	166,379,229,311	86,326,103,046	252,705,332,357
Total amount	308,295,453,748	86,326,103,046	394,621,556,794

After this “first step”, Eletronuclear’s capital stock shall become to be composed as shown in table 7, assuming that the minority shareholders shall not exercise their right to subscribe for shares assigned thereto, and these shares shall be cancelled.

Table 7 – Post-Subscription Capital Stock

SHAREHOLDER	COMMON SHARES	PREFERRED SHARES	TOTAL	% TOTAL	% COMMON
Eletrobras	204,030,258,846	96,854,833,436	300,885,092,282	67.95	58.98
DAEE*	5,960,026	7,405,548	13,365,574	0.00	0.00
LIGHT	-	5,058,993	5,058,993	0.00	0.00
ENBpar	141,916,224,437	-	141,916,224,437	32.05	41.02
Others	1,176,930	3,504,063	4,680,993	0.00	0.00
Total	345,953,620,239	96,870,802,040	442,824,422,279	100.00	100.00

In summary, this new capital stock results from (i) the contribution of ENBpar in the amount of BRL3,500,000,000.00 only in common shares, now holding 141,916,224,437 shares, and (ii) the subscription by Eletrobras of the remaining common shares, 166,379,229,311, as well as all preferred shares, 86,326,103,046.

For Eletrobras to purchase this number of common and preferred shares, totaling 252,705,332,357, at BRL0.024662437, it shall be necessary BRL6,232,329,437.73

Considering that Eletrobras holds a relevant portion of the not paid minimum dividends and has AFACs yet fully paid, facts already mentioned in this TIR, such amounts shall be deducted from this total of BRL6,232,329,437.73 required to subscribe new shares. As may be seen in table 8 below, in the Eletronuclear’s capital increase transaction, Eletrobras shall contribute, in cash, the necessary for paying the minority shareholders’ dividends. It should be noted that, in the BNDES model, it is established that the monetary updates of the AFACs made by Eletrobras after October 2021 shall not be fully paid, and shall return to the company in cash.

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Table 8 – Capitalization of Eletrobras

Amounts in BRL
Total AFACs (1)	3,529,308,617.02
AFAC Balance – 30-Jun-2021	1,920,063,433.83
Inflation adjustment until 30-Sep-2021*	11,781,167.19
AFAC 13-Sep-2021	180,000,000.00
To be released beginning in October 2021**	1,417,464,016.00
Dividends not paid	2,703,020,820.70
Eletrobras (2)	2,698,927,439.83
Minority Shareholders	4,093,380.87
Total funds Eletrobras (1) + (2) = (3)	6,228,236,056.85
Contribution Eletrobras capital increase (4)	6,232,329,437.77
Eletrobras Difference (4) – (3)	4,093,380.87

*The inflation adjustment of the AFACs from that date shall be paid to Eletrobras and not fully paid/capitalized.

** Amounts contributed as shown in table 5.

The “second stage” of the transaction consists in the payment of the mandatory minimum dividends with the funds of the newly created “Capital Reserve” shareholders’ equity account, and the part to which Eletrobras is entitled shall be used to pay the capital of BRL2.7 billion in full.

After the payment of these dividends, Eletronuclear’s Capital Reserve account shall be extinguished and there will be no more mandatory dividends owed to the shareholders of the company. Additionally, a measure to deprive the preferred shareholders from the right to mandatory minimum dividends is included in the agenda of shareholders’ meetings, and, thus, prevent them from being once again entitled to voting rights in the event of failure to pay such dividends, pursuant to paragraph 1 of article 111 of the Brazilian Corporation Law.

For ENBpar to take over the control of Eletronuclear, it shall be necessary to acquire interest in the voting shares (common shares) above 50%. It is possible to note that, pursuant to the information shown in table 6, ENBpar’ interest in these shares, upon the capital increase, is 32.05%, not grating control over the company.

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Therefore, BNDES proposes the approval of an optional conversion program for common shares into preferred shares in the proportion of 1:1, “third” and the last step of the restructuring. In this step, Eletrobras shall join the program and convert 124,541,409,099 of common shares into preferred shares, which will result in a significant decrease in its interest in this type of shares and consequent increased number of other shareholders. As a result, ENBpar shall hold the majority of the voting capital, taking over the controlling interest of Eletronuclear. At this point, it should be noted that this conversion suggested by BNDES reaches the maximum limit of 50% of preferred shares that an entity may hold, pursuant to article 15, ¶ 2 of the Brazilian Corporation Law.

Table 9 shows the final corporate structure after the restructuring presented in BNDES documents, again assuming the failure by the minority shareholders to join, and table 10, the company’s fair value, of BRL10,921,129,589.83, at the end of the corporate restructuring transaction as defined by the Bank.

Table 9 – Corporate Structure after the Restructuring

SHAREHOLDER	COMMON SHARES	PREFERRED SHARES	TOTAL	% COMMON	% TOTAL
Eletrobras	79,488,849,747	221,396,242,535	300,885,092,282	35.90	67.95
DAEE	5,960,026	7,405,548	13,365,574	0.00	0.00
LIGHT	-	5,058,993	5,058,993	0.00	0.00
ENBpar	141,916,224,437	-	141,916,224,437	64.10	32.05
Others	1,176,930	3,504,063	4,680,993	0.00	0.00
Total	221,412,211,140	221,412,211,139	442,824,422,279	100.00	100.00

Table 10 – Eletronuclear Value After the Restructuring

Acts	ETN Equity (BRL MM)
Pre-money amount (April 2022)	3,891.82
Eletrobras: Subscription with dividend credits	2,698.93
Eletrobras: Subscription in cash	4.09
Eletronuclear: Payment of accrued dividends	- 2,703.02
Eletrobras: New contributions	1,417.46
Eletrobras: Conversion of AFACs already incurred	2,111.84
ENBpar: New contribution	3,500.00
Eletrobras: Conversion of Common Shares into Preferred Shares
Final	10,921.13

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It is important to emphasize that, as presented in BNDES’ Report, the thesis of failure by the minority shareholders to join the restructuring transaction does not hinder the Bank’s proposal, since they have an immaterial interest in the company.

3.3	Risks related to Angra 3 – BNDES Perspective

This TIR does not provide on the risks posed by the transaction proposed by BNDES, which shall be established by Eletrobras’ corporate risk department. Nonetheless, as such corporate restructuring depends on Eletronuclear’s valuation, which is directly affected by the economic and financial assessment of Angra 3, we understand that addressing this specific transactional matter is relevant for purposes of this TIR.

First, in section “III.4.5. Financial and Legal analyses of the risks related to Eletronuclear’s restructuring” of the Detailed Report on the Model, the Bank provides that, so that the corporate restructuring materializes as suggested, the following situations, still uncertain, shall happen as follows:

(i) the studies requested by Eletronuclear to BNDES shall confirm the feasibility of the project for resuming and completing the Angra 3 works;

(ii) Eletronuclear shall be able to finally hire the EPC Contractors and fund the completion of Angra 3;

(iii) CNPE shall consider that the price of electricity covering all costs meets with the principles of reasonability and lower tariffs;

(iv) TCU shall issue a favorable decision on the compliance with the provisions in article 10 of Law No. 14,120/2021 in the determination of the price of electricity and on the decision to complete Angra 3, pursuant to article 3, paragraph 2 of Decree No. 9,915 of July 16, 2019; and

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(v) the competent bodies shall not opt for the decommissioning of Angra 3.

In other words, Angra 3 shall be developed as provided for by BNDES, a hypothesis adopted in the construction of the corporate restructuring model. Any events that may pose “tariff risks” affect the valuation of the new plant. The modeling of the proposed restructuring has zero NPV in the valuation of the plan Angra 3, on the base date of June 2020, as one of its basic assumptions.

Regarding this topic, BNDES establishes, as one of the main factors that may lead to the materialization of the “tariff risk”, the determination, by CNPE, of a tariff for the sale of electricity from Angra 3 lower than the break-even one, causing a negative NPV for this project on the mentioned base date.

In this regard, the Bank weights the impact of the negative NPV on the transaction. As exposed in the Detailed Report on the Model, preliminary studies indicate that the cost for not finishing the work was estimated at BRL14 billion, which creates a gap for the NPV between zero and -BRL14 billion for not discontinuing the work. Thus, one of the events that may lead to the materialization of the “tariff risk”, the worksite decommissioning, is mitigated.

Another implication for the restructuring in case Eletronuclear’s value is different from zero, according to the BNDES Report:

“As the valuation was prepared, ENBpar shall pay a transaction amount that assumes that NPV of Angra 3 is equal to zero on the base date of June 2020. Nevertheless, as exposed, there is a risk of a negative NPV, more precisely between BRL14 billion and zero. Thus, if any of the tariff risks materialize, ENBpar shall have paid a value greater than fair to undertake control of Eletronuclear.”

3.4	Other Modeling Aspects

In addition to the economic and financial modeling topics, presented in the previous sections of this TIR, there are also other actions suggested by BNDES to effect the transaction.

Among them, the execution of an “Investment Agreement” between the parties involved in the transaction: Eletrobras and ENBpar.

The terms suggested for this Agreement are present in the Detailed Report on the Model of October 18, 2021, which were ratified by CPPI Resolution No. 203 of October 19, 2021. However, as informed by the Bank, after discussions between several stakeholders engaged in the Eletrobras privatization process, in the Second Addendum to Detailed Legal Report and Detailed Report on the Model, is proposed that a new CPPI Resolution should be enacted changing the writing of article 11, item XII, as follows:

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XII – execution, between ELETROBRAS and ENBpar, of an investment agreement setting forth, at least, the obligations of the parties to:

a) participate in the process to increase funding for Angra 3, through the concession of personal guarantees, as well as through on-lendings as loans for Eletronuclear, in the total volume necessary for the completion of the Nuclear Power Plant Angra 3, under the studies carried out by BNDES as provided for in Decree No. 9,915 of July 16, 2019 and Law No. 14,120 of March 1, 2021 and ratably to their shares in the voting capital stock of Eletronuclear, and, for purposes of the proportion calculation, shall be disregarded guarantees, loans, and support contractual obligations existing between the Federal Government or Eletrobras and Eletronuclear, it being understood that these guarantees, loans, and support contractual obligations shall be maintained; and

b) perform all acts of its jurisdiction in order to subscribe for new issuances of shares of Eletronuclear, in such form to be determined by the studies contracted hereby with BNDES, in the proportion of its shares in the voting capital stock of Eletronuclear;

Published on December 30, 2021, Resolution CPPI No. 221 has this new wording in its Art.1, in line with what was suggested by BNDES.

Another point to highlight refers to terms for providing guarantees by partners upon obtaining new credit facilities by Eletronuclear.

According to the Investment Agreement sent by the Bank to Eletrobras:

CHAPTER II – CONTRIBUTIONS, FUNDING, AND GUARANTEE

2.6 Secured Funding. In cases of Secured Funding, ENBpar and/or Eletrobras, as the case may be, shall grant concessions of personal guarantees necessary for obtaining such Secured Funding, under the following terms:

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(i) The contractual instruments executed as a result of the Secured Funding may (a) establish a vicarious or joint liability between one Party and Eletronuclear, by the secured amount for such Party, but there shall have no vicarious or joint obligation between the Parties by the secured amounts for each one of them and (b) establish a waiver by the Parties of their rights as provided for in arts. 827 and 835 of the Brazilian Civil Code;

(ii) The Parties shall not be obligated to grant collaterals under this Agreement, nor personal guarantees under terms different from as listed in the Funding Proposal or this Agreement; and

(iii) In case of granting a guarantee for an indefinite term, the Parties agree that the right provided for in art. 835 of the Brazilian Civil Code shall not be exercised, except upon agreement between the Parties.

Finally, it is important to highlight that the abovementioned Agreement shall be previously submitted to the General Shareholders’ Meeting of Eletronuclear approving the restructuring, and its efficacy is bound to such approval and the effective privatization of Eletrobras.

Another point that deserves attention concerns the “Decommissioning Financial Fund” for Angra 1 and Angra 2. These funds have been deposited by Eletronuclear in Banco do Brasil since 2008 in the fund BB Extramercado Exclusivo 30 Fundo de Investimento Multimercado Longo Termo. Their purpose is to fund the decommissioning activities in these plants at the end of the authorization period, with an indefinite term.

Eletrobras owns this Fund, and, as informed in BNDES’ Detailed Report on the Model, it may not be transferred or granted, except for the following situations, pursuant to the applicable CVM regulation:

I.	court decision or arbitration award;
II.	fiduciary assignment;
III.	execution of guarantee;
IV.	universal succession;
V.	dissolution of marriage or domestic partnership through court or public deed providing for the distribution of property; and

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VI.	transfer of management or portability of pension plans.

The Bank suggests that, considering the context of privatization and the legal determination of transfer, a prior consultation to be made with CVM to find out if it is possible to include, in any of the above exceptions, the transfer of shares from the Eletrobras Fund to Eletronuclear, mentioning that exception IV would be the most likely. BNDES states in its Report that the parties have good grounds for supporting such request.

CVM was consulted and has already agreed to the transfer of the decommissioning fund.

Regarding the cost of this transaction, BNDES’ Report states that:

“According to information provided by Eletrobras, as Eletrobras has a liability to Eletronuclear due to the transfer, by it, of the resources contributed to the Fund, and the updated value of such liability corresponds to the fair value of the Fund’s quotas, the payment for the quotas of the Fund would be made by offsetting Eletrobras’ liabilities as a price to be paid by Eletronuclear. “

It is important to emphasize that this transfer is listed in theInvestment Agreement sent by BNDES, as one of the conditions precedent of the actions required to settle the offering of shares and, moreover, to the own validity of the Investment Agreement. All conditions precedent are duly listed in section III of the Investment Agreement forwarded by BNDES, attached to this TIR.

Despite the economic and financial aspects of Eletronuclear restructuring modeling, it is worth emphasizing that this transaction is classified as a related-party transaction, according to Eletrobras’ Related-Party Transaction Policy (Policy).

Accordingly, Eletrobras’ Policy establishes in item 4.1.7 that the Federal Government, controlled companies, associated companies, and entities related to it are characterized as parties related to Eletrobras, and in item 4.1.8 that when the Federal Government has significant influence over the decision-making of a certain company, the transaction with this company shall be considered an Eletrobras related-party transaction.

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The Policy also defines that transactions with related parties shall be carried out on a commutative basis, mutually beneficial, and negotiated under market conditions, or, furthermore, shall offer adequate compensation. Furthermore, they shall be reasonable, justified, and balanced, that is, contracted on a fair basis and under market conditions, without exclusively benefiting any of the parties. The negotiation and decision-making processes concerning related-party transactions shall be effective, independent, and capable of providing adequate compensation payment. It is possible to verify these conditions through the performance of tests for (i) comparison of the deal with similar ones already carried out in the market (“Fairness Test”); or (ii) comparison with another, hypothetical deal, if it were concluded with an independent third party, that is, verifying the transaction would be carried out under the same terms with a third party other than the related party (“Arms-length Bargain Comparison”).

Thus, related-party transactions shall be analyzed in an informed, thoughtful, and disinterested manner compared to the market alternatives, and the decision shall be made in the company’s interests.

Item 4.2.12 of the aforementioned policy defines that, in case of doubts in performing the aforementioned tests or in the case of complex transactions such as corporate restructuring, the analysis shall be performed by a specialized independent institution that is not linked to the companies involved in the related parties transaction.

Eletrobras’ related-party transaction policy establishes that such transactions shall not result from the influence of the related party in the formation of the shall of the corporate body. They shall result from the effective negotiation between independent parties and the reasoned and reflected deliberation of the collegiate body, in the best interest of the company.

For the structuring and approval of the matter, the mentioned policy defines in item 4.3.20 in addition to the usual instruction documents of the matter, the following information shall be included in the referred documents to be approved: (i) amount involved in the transaction with related parties; (ii) existing balances; (iii) terms and conditions; (iv) nature of the remuneration to be paid; (v) information on guarantees given or received; (vi) provision for doubtful debt collection and expenses with losses recognized in the period; (vii) remuneration of key management personnel; (viii) participation of the parent company and the subsidiary in a defined benefit plan with shared risks between company entities, if applicable; (ix) information regarding the performance of fairness tests or arms-length bargain comparison tests, their description and result, or, as the case may be, description of the appropriate compensatory payment; and (x) information required by CVM Instruction and applicable legislation, for disclosure to the market.

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In addition, the matter shall be submitted for review and approval to the Audit and Statutory Risks Committee – CAE and the Eletrobras Board of Directors – BD.

For the transfer of Eletronuclear to ENBpar, the transaction is inserted in a broader context, which is the capitalization of Eletrobras, i.e., the transfer shall not occur in isolation, but only if Eletrobras is capitalized.

Thus, the analysis of the arm’s length conditions shall be seen from the global point of view of the transaction, and not only from the individual point of view of this transfer, and shall be subject to appreciation in a specific Technical Note on the subject.

3.5	Considerations on the BNDES Proposal

This section of the TIR presents DFPA’s notes regarding the BNDES proposal for restructuring Eletronuclear described in the Detailed Modeling Report.

1. Value of NPP Angra 3. The BNDES modeling assumes that the new plant, Angra 3, shall have NPV=0 on the base date of June 2020. However, in the Bank’s report, it is stated that the restructuring transaction shall be completed without knowing the sales tariff for the energy from this enterprise and, as a consequence, without knowing the exact value of Eletronuclear. It should be noted that the energy sales tariff for the project is a CNPE assignment and that its lack of definition brings uncertainties to the intended transaction. This uncertainty refers to the possibility of ENBpar paying Eletronuclear more than its fair value. This risk could lead TCU to refuse to accept ENBpar’s participation in Eletronuclear, thus slowing down the capitalization process of Eletrobras. Another risk associated with the lack of definition of the tariff is that Eletrobras would have to contribute with more resources for the project because it would not be able to obtain all the financing necessary for its conclusion.

2. Structure of guarantees. The ability of ENBpar to provide the necessary guarantees is a point of concern, since today it is not able to do so. If the Federal Government does not offer the guarantees, without requiring counter-guarantees from ENBpar, the Angra 3 project may not achieve the necessary funding structure for its conclusion, and consequently lead to the demobilization of the project, with an estimated cost of BRL14 billion, virtually all attributed to Eletrobras. Another point to be noted is that even though Eletronuclear is no longer controlled by Eletrobras, 100% of its indebtedness shall continue to have an impact on the Eletrobras balance sheet since it shall be included in the guarantees given for unconsolidated debts.

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3. Allocation of guarantees to the project. The Investment Agreement proposed by BNDES states that the guarantees provided by Eletrobras in previous funding related to the Angra 3 project shall not be considered in the calculation of the Guaranteed Payment under the Investment Agreement. In other words, Eletrobras and ENBpar shall guarantee the new funding in the proportion of their voting capital, disregarding what Eletrobras has previously done. As such, the partners’ participation in the total funding guarantees for the construction of the NPP Angra 3 is disproportionate to their participation in the Eletronuclear’s voting capital. Thus, Eletrobras shall take a higher risk than its participation in the voting capital.

4. Risk of an assessment by the Federal Revenue Service regarding the understanding on the correction of the balance of dividends due (~BRL2.6 billion). Despite the understanding that the balance corrected by Selic shall be registered as a closed amount (without opening the composition), due to the amount and the singularity of the proposition, the transaction may be scrutinized by the Federal Revenue Service.

5. Entry of financial expenses in Eletronuclear’s results. Regarding dividends to be paid, according to a BNDES report, approximately BRL1 billion derives from the SELIC correction of historical dividends payable. Accordingly, this amount shall be entered as a financial expense by Eletronuclear, which affects the company’s result.

6. Obligation of Eletrobras to raise funds to pass on to Eletronuclear via a loan. It is understood that the obligation to raise funds for the Angra 3 project belongs to Eletronuclear, with the guarantee from the partners (Eletrobras and ENBpar). Eletrobras should not be obligated to commit to fundraising for Angra 3, which shall compete with fundraising for expansion in other more profitable projects, since the Angra 3 tariff assumption is to maintain NPV = 0.

7. Assignment of the preemptive right of subscription in shares with voting rights for free. The market generally prices this right, i.e. subscription rights to shares have value. In this case, the BNDES modeling defines this subscription right as a “call at price” which by definition has zero value. Thus, Eletrobras shall lose control of Eletronuclear without any compensation/return. This transaction is a TPR and the way it is structured (free assignment) does not meet the arm’s length requirement.

8. Creation of the Capital Reserve account. BNDES proposes the creation of the equity account “Capital Reserve,” in the amount of up to BRL2,704,317,107.98, which shall be used to pay the dividends due. This amount shall be realized if all the minority shareholders participate in the subscription of the new shares. However, the amount of these same dividends, updated for April 2022, presented in the BNDES Report, totals BRL2,703,020,820.70. There is a difference of BRL1,296,287.28, which may remain in the Capital Reserve account in case the dividends paid are less than those allocated for their payment and, once again, if all the shareholders participate in the transaction.

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9. Conversion from common to preferred shares. In this case there are two points of attention: i) for the conversion ratio of 1:1, BNDES did not present any financial rationale for the equal conversion of shares. In general, the pricing of common and preferred shares are different, due to the preference rights of the latter over the former; and ii) Eletrobras is going to give up voting shares for shares with preference in the receipt of dividends, since the obligatory dividends which are currently included in the Eletronuclear bylaws shall be extinguished and Eletronuclear’s distribution forecast is only for the long term, after Angra 3 comes into operation. Therefore, there is no financial or corporate justification for Eletrobras to adhere to this conversion. It is worth noting that BNDES recognizes in its report that the loss of the right to preferred dividends for preferred shares, also proposed in the transaction, shall confer withdrawal rights to shareholders holding this type of share precisely because of the loss of a right that has value. Also, that Eletrobras shall be responsible for the cost of compensating the shareholders who opt for this withdrawal right.

10.    The economic impact of the transaction on Eletrobras’ results. In the income statement for the year 2021 there shall be a recognition of a negative adjustment in the value of Eletrobras’ investment in Eletronuclear, after the restructuring and consequent reversal of the impairment of Angra 3. The difference shall be accounted for as a write-off in the Investments in Assets account against a loss in the Income Statement because the fair value of Eletronuclear calculated by BNDES will be lower than that recorded in Eletrobras’ Balance Sheet after reversal of the impairment of Angra 3.

11.    Consent of Creditors. The Eletronuclear’s creditors have to consent to the proposed corporate change. The two main creditors of Eletronuclear are CEF and BNDES.

12.    Share price. The same price is assigned to the common and preferred shares for the issuance of new shares, even if they have different statutory rights. The Bank determines the removal of the preferred shares’ right to the cumulative minimum dividends as an act that shall be performed in the Shareholder’s Meeting, which shall also approve the terms of the restructuring transaction and capital increase. It is worth stressing that up to the moment the EGM is held such shares are entitled to receive such compensation, which causes the difference in value between the company’s common and preferred shares.

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13.    Waiver for Civil Code rights. The Investment Agreement states that Eletrobras may be jointly and severally liable to Eletronuclear regarding the financing for the construction of the Angra 3 plant, as the guaranteeing party of operation, waiving the rights defined in articles 827 and 835 of the Civil Code. It should be noted that the guarantee contracts signed by Eletrobras do not provide for the case of joint liability, and the acceptance of the waiver of the rights set out in art. 827 is a practice not adopted by Eletrobras.

14.    Transfer of the decommissioning fund to Eletronuclear. It should be clear that Eletrobras should be compensated for any loss resulting from this transfer. Here we see the tax issue.

4.	ECONOMIC AND FINANCIAL assessment
4.1	Rationale and Scope of the assessment

As mentioned above, the economic and financial valuation of Eletronuclear comprises a key step in the privatization process of Eletrobras, in view of the need for corporate restructuring to maintain state control over Eletronuclear.

In order to implement the corporate restructuring of Eletronuclear under the terms of Law 14,182/21, it is therefore necessary to perform an economic and financial assessment of the Company in order to measure the value of the company and its respective operating assets (Angra 1 and Angra 2), as well as the projects underway (Angra 3).

It should be noted that the conditions necessary to make the conclusion of the NPP Angra 3 feasible are the object of analysis by BNDES and the responsibility of CNPE, whose timetable for the definition of the main premises transcends the present study.

Despite the advances observed in the definition of parameters about the feasibility of the Angra 3 project, especially in relation to Law 14,120/21 and CNPE Resolution 23/2021, until the conclusion of this assessment, there are still uncertainties about variables such as the schedule and CapEx for completion and, mainly, break-even tariff of the enterprise.

Below is a summary of the main boundary conditions defined over 2021 for the completion of the Angra 3 project.

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Figure 1 – Parameters for Angra 3 completion

It is important to note that the economic and financial balance established to define the tariff to be calculated by BNDES for the Angra 3 Project contemplates the concept of zero NPV (NPV Angra 3 = 0) so that it should recompose the expenditures as of the base date of June 30, 2020, considering:

•	Investments for the implementation of Angra 3;
•	Amortization and interest of pre-existing debt;
•	Conversion into the capital of loans and AFACs in the equity on the base date.

Break-even tariff to be defined shall be that which recomposes costs and expenditures realized and projected in the scope of the Angra 3 Project valued at the base date at the real cost of capital of the shareholder of 8.88% per year, according to CNPE Resolution 23/2021.

Figure 2 – Angra 3 Assessment Scheme

In view of the above, with the objective of encompassing the concept and the provisions of the regulations that deal with the feasibility of the Angra 3 enterprise, as well as the lack of definition of the main assumptions for projection of this asset, the present study considers that the economic and financial valuation of Eletronuclear results from the projection of the Operational Assets (Angra 1 and Angra 2) segregated from the Angra 3 Project.

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Thus, Eletronuclear’s Valuation results from the economic and financial valuation of Angra 1 and Angra 2 operating assets according to DFPA’s methodology and internal guidelines added to the valuation methodology for the Angra 3 project.

Figure 3 – ETN Valuation Concept

Legend:

Operating Assets

Forecast of Cash flows related to assets Angra 1 and Angra 2.

NPV

Assets Adjustment

Liabilities Adjustment

Contingents

Non-Operating Assets

Angra 3 Assessment under Zero NPV concept and project regulatory conditions.

Debt Costs A3

Investments A3

Conversion AFAC/Loans A3

4.2	Assessment Methodology<0}

According to DFPI Working Instruction – IT – EFI-100-001, the SPE assessment – valuation – performed by Eletrobras should preferably use the discounted cash flow methodology. This methodology is based on the assumption that the value of a project depends on its ability to generate wealth in the future. Revenues, costs, expenses, investments, and other working capital needs are estimated, in addition to all items that affect the project’s cash flow variation for a given period.

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Since the cash flows generated occur in different periods, they shall be added up and compared at the same moment in time (present value). Thus, the net balances for each period are discounted to present value at a discount rate that reflects the risks inherent in the business plus the opportunity cost of risk-averse investors, i.e., at a rate of attractiveness that reflects the opportunity cost of the business’s capital providers.

Not exhaustively, the Net Present Value of the Shareholder’s Cash Flow (NPV) should be estimated. Besides this, sensitivity analyses may also be performed, as needed, in relation to the main variables impacting the result, in order to provide a better perception of the risks and the potential value of the project.

Thus, the assessments performed by the DFPA technical team took into account the application of the discounted cash flow methodology for the shareholder (Free Cash Flow of the Shareholder).

4.3	Assessment Assumptions
4.3.1	General Assumptions

The main assumptions used for preparing Eletronuclear’s assessment are summarized as follows.

Assumptions	Source
Base date: December 2020	-
Financial Statements as of 2018, 2020, and 2020	Eletronuclear – ETN
Discount rate (Rolling Ke)	Memo DFPP-012/2021
Forecast period	ETN / CNPE Resolution 23/2021
Macroeconomic indicators	DFPP, July 2021
Funding agreements	Eletronuclear – ETN
Transaction Information	ANEEL/Eletronuclear – ETN
PMSO/Capex Information	Eletronuclear – ETN
Nuclear Fuel	Eletronuclear – ETN

4.3.2	Macroeconomic Assumptions

As already mentioned, for the projection of the macroeconomic indexes, the Long Term Macroeconomic Scenarios Report of July 2021, prepared by DFPP, was used. The following graphic shows the projection of these indicators, highlighting that after 2031 the projections are constant.

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Graph 1 – Macroeconomic Indicators

Legend:

Inflation - % p.a.

Foreign Exchange Rates

Interest Rates

Extended National Consumer Price Index (IPCA)

United States Consumer Price Index (CPIUS)

Europe Consumer Price Index (CPIEUR)

AVERAGE EURO

AVERAGE DOLLAR

Selic

CPIEUR

4.3.3	Nuclear power Generation Assets

Eletronuclear, controlled by Eletrobras, has as its main activity the construction and operation of nuclear power plants, the generation of electric energy resulting therefrom, and the performance of engineering and related services.

Currently, the Company is the concessionaire of the nuclear power generation assets in operation, Angra 1 and Angra 2, which total 1,990 MW of installed capacity, as well as of the NPP Angra 3, in the construction phase, with a capacity of 1,405 MW.

Graph 2 – FTN Installed Capacity – MW

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Legend:

Total Operation

Potential Operation

Angra 1 and Angra 2

UTN Almirante Álvaro Alberto – Unit I (the NPP Angra 1) was commissioned in 1957, and transferred to Eletronuclear in the late 1990s. The plant is located in the municipality of Angra dos Reis, in the state of Rio de Janeiro. With 640 MW of installed capacity, it started its commercial operation in 1985.

The Almirante Álvaro Alberto Unit II (the NPP Angra 2) was commissioned in 1962 and transferred to Eletronuclear in late 1990s. The plant is located in the same complex as the NPP Angra 1. With 1,350 MW of installed capacity, it started its commercial operation in 2001.

Table 9 – ETN Generation Assets

Legend:

NPP

Status

% ETN

Institutional Capital

Authorization

Extension

MW

Start

End

Transaction

Construction

Jan

Sep

Oct

Dec

Aug

N/A

Since January 2013, as established by Law 12,111 (December 09, 2009), the energy generated by Angra 1 and Angra 2 plants is commercialized with all energy distributors in the National Interconnected System (SIN) on a quota-parts basis with assured energy quantity and fixed revenue defined by ANEEL. Eletronuclear’s tariff is, therefore, now annual and apportioned among the distribution concessionaires, licensees, or authorized distributors in the SIN.

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Eletronuclear holds 100% ownership of its nuclear power assets. Regarding the original authorization deadlines, Angra 1 and Angra 2 plants cease operations in Dec/24 and Aug/40, respectively.

However, since 2019, Eletronuclear has started the process of extending the operating license of Angra 1 for another 20 years with CNEN. It is worth noting that the extension of the working life of nuclear power plants presents a significant number of occurrences in the international experience.

In this sense, the company’s current understanding is that the extension of the working life of the NPP Angra 2 shall also occur at the end of the operating authorization in 2040.

Angra 3

Originally, the energy to be generated by the Angra 3 plant would be commercialized through the reserve energy regime (CER), with a reference tariff of BRL480/MWh (July 2018) as established by the National Energy Policy Council – CNPE through Resolution No. 014/2018 of October 09, 2018.

Nevertheless, in September 2020, Provisional Measure no. 998/20 (DOU of September 02, 2020), transformed into law in March 2021 (Law 14,120/2021) established parameters related to the Plant concession, noting the termination of the existing CER and, above all, the agreement of a new agreement with an energy price to be defined by the studies in progress conducted by BNDES.

As noted earlier, both the schedule and the CapEx for the conclusion of the Angra 3 project are under assessment by Tractebel, contracted by BNDES for this purpose, whose forecast for completion of the preliminary version of these studies is December 2021.

4.3.4	Revenue Projection

Operating Revenue

Law 12,111/2009 establishes that the revenue from the NPPs Angra 1 and Angra 2 is shared among all the utilities, licensees, or authorized distribution public service providers in the National Interconnected System (SIN). These plants operate under a quota system in which the contracted volume is equivalent to the effective generation.

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The table below summarizes the generation characteristics of the Angra 1 and Angra 2 assets in the tariff adjustment process for the year 2021, according to ANEEL Resolution No. 2,821 of December 15, 2020.

Table 10 – Technical Characteristics – MW

Legend:

Installed Capacity

Maintenance Stops

Guaranteed Power Output

Internal Consumption

Losses

Assured Electricity

The generation revenue from the Eletronuclear’s operating the NPPs is equivalent to the fixed annual revenue defined by ANEEL in a specific tariff process,2 divided into Periodic Review and Annual Readjustment.

The periodic reviews are carried out every five years, considering the economic and financial balance of the generating plants, while the Annual Readjustment has the purpose of maintaining the economic and financial balance of the revenue established in the review process.

Since the NPPs Angra 1 and Angra 2 operate under a quota system in which the contracted volume is equivalent to the effective generation (= physical guarantee – losses), therefore, unavailabilities additional to those reflected in the Review process were not considered. Thus, no generation surplus/deficit was projected for the projection horizon.

Periodic Review

As mentioned, the Periodic Review occurs at five-year intervals, with the last one for the NPPS Angra 1 and Angra 2 taking place in 2018. The next reviews shall occur in 2023, 2028, 2033, 2038, and 2043.

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The revenue calculation is composed of Installments A, B, and Adjustment, as follows.

Figure 5 – Angra 1 and Angra 2 Revenue Composition

Legend:

Installment

Comprises the unmanageable costs by Eletronuclear

Sector Charges

Transportation Cost

Nuclear Fuel

Decommissioning Fund

Comprises activity costs manageable by Eletronuclear

Management, Operation, and Maintenance – CAOM

Capital Remuneration – RC

Regulatory Reinstatement Quota – QRR

Adjustment Installment

Comprises the adjustments of Installments A and B in the subsequent cycle

Annual Adjustment

The Annual Adjustment procedure occurs every calendar year so that Installment A follows the projection of its respective components, while Installment B is corrected by the IPCA until the next Periodic Review.

The resulting value of the annual adjustment process at the end of 2020 [fiscal year 2021] for each revenue component may be seen in the sequence.

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Table 11 – Angra 1 and 2 Revenue – ANEEL REH No. 2,821/2020

Legend:

BRL/MWh

INSTALLMENT

Electricity Services Inspection Fee (TFSEE)

National Electric System Operator – ONS

Global Reversal Reserve (RGR)

Transportation Cost

Fuel Cost

Decommissioning Fund

Operating Costs

Capital Remuneration

Reinstatement Quota

Regulatory Reinstatement Quota

Installment A + Installment B

Adjustment Installment

Adjustment Installment – Transportation, RGR, and TFSEE

Adjustment Installment – Fuel

Adjustment Installment –2020 resource

Adjustment Installment – others

Social Integration Program (PIS)/Social Security Financing Contribution (COFINS)

FIXED REVENUE

Estimated Tariff

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Installment A

Sectorial Charges

The sectorial charges that compose Installment A of the operating revenue are:

•	RGR: The amount defined for RGR in the year 2021 was BRL104,430 thousand, applying IPCA updating throughout the projection.
•	ONS Contributions: The Associative Contribution to ONS is calculated based on an annual budget estimated by ONS. The projection assumption considers the amount of BRL258.9 thousand/year in 2021 corrected by the IPCA throughout the projection horizon.
•	TFSEE: All generation developments, regardless of their operating regime shall pay TFSEE, except for CGHs. Eletronuclear’s calculation is the value of the estimated annual Installment B multiplied by 0.4%.

Transportation Costs

The transportation costs are related to the costs of connection and use of the energy transmission and distribution structures.

The projection of the transmission costs considers the parameters used for defining the operating revenue of Angra 1 and Angra 2 the NPP during the Annual Readjustment process for the year 2021.

Figure 6 – Transportation Costs

Legend:

Connection Charges

Transmitter

Amount

Furnas

Transmission System Use Charge

Power Plant

Total

Amount for the Use of the Transmission System (MUST) (MW)

Tariff (BRL/KW)

Annual Charge for the Use of the Transmission System (EUST)

Charges for the Use of the Distribution System

Tariff Sub-Group

A4 (Green)

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A2 (Blue)

Amount for the Use of the Distribution System (MUSD) (KW)

Tariff (BRL/KW)

Peak Energy (MWh)

Peak Tariff (BRL/MWh)

Off-Peak Energy (MWh)

Off-Peak Tariff (BRL/MWh)

Annual Charge for the Use of the Distribution System (EUSD)

Nuclear Fuel

According to ANEEL regulations for annual adjustment in the scope of nuclear power plants, Eletronuclear shall inform the regulator of the estimated cost of nuclear fuel for the fiscal year of application of the adjustment considering the values and events contractually scheduled with Indústrias Nucleares do Brasil – INB in the reload schedule.

In this regard, the estimate submitted by the company within the scope of the adjustment procedure for 2021 totaled BRL827,670,000.00.

The projection of fuel costs considered the rationale of the agreements entered into between Eletronuclear and INB, as used in previous modeling carried out by Alvarez & Marsal, a contractor of Eletronuclear.

The nuclear fuel supplies arise from the need to substitute the incinerated fuel elements of the reactor after their loss of energy potential. The Eletronuclear’s assumption considers a replacement cycle of one third of the elements contained in the reactor with a periodicity of 13 months (which implies days of stoppage for the execution of the substitution and maintenance).

Figure 7 – Nuclear Fuel Exchange Cycle

Source: Alvarez&Marsal

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Legend:

13 months

36 months burn time for each fuel refill

The fuel element acquisition process may be divided into four steps: 1. Uranium concentrate acquisition; 2. Uranium oxide conversion into uranium hexafluoride; 3. Enrichment; and 4. Fuel element fabrication.

For the assessment base date, the projected costs of each component of nuclear fuel recharge may be seen below.

Table 12 – Fuel Recharge Cost – 2020 – BRL thousand

Legend:

Fuel Refill

Total

Concentrate

Conversion

Enrichment

Fuel Elements

Reimbursable costs

The values are adjusted according to the agreement with INB.

Decommissioning Fund

The Decommissioning Fund is the coverage given for the composition of the financial fund required for the decommissioning of the Angra 1 and Angra 2 Generation Plants after their respective shutdowns.

Based on the parameters used for the annual adjustment process for the year 2021, which established the total amount of resources necessary for the decommissioning of Angra 1 and Angra 2, it was calculated the coverage to be granted in 2021 for the composition of the fund, resulting in the amount of BRL186,781,337.77.

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Table 13 – Need for Resources – Desc. Angra 1 and 2 – BRL thousand

Legend:

Plant

Funds Required

Total

Installment B

Operating Costs

The Operating Costs item includes the costs with Personnel, Materials, Third-Party Services and Other Operating Costs (PMSO), which are manageable by Eletronuclear.

In the scope of the tariff review process, for the year 2021 it was established an amount of BRL994.9 million/year, as shown in Table 11. The amounts shall be adjusted by the IPCA, except in the years of Periodic Revision.

Capital Remuneration

The Capital Remuneration consists of the remuneration of the investments made by Eletronuclear related to the NPPs Angra 1 and Angra 2. The following table summarizes the parameters used in the last review that occurred in 2018.

Table 14 – Capital Remuneration Parameters – 2018 Revision

Source: Thymos Assumptions Report

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Legend:

Description

Revision 2018 (Ref.: December 2018)

Total Net Remuneration Base

RGR Balance Other Investments

Real before taxes WACC

RGR Rate Other Investments

The parameters for the WACC are defined in Submodule 12.3 of PRORET, and the resulting the WACC is 6.76% real pre-tax, to be considered as an assumption in the next review processes.

The capital installments financed with RGR resources shall be remunerated by the rate of the loans contracted by Eletronuclear of 1.80% per year in real terms.

Regulatory Base

As noted in the Thymos Assumptions report, which served as the basis for the Eletronuclear Valuation as part of the Eletrobras capitalization process,

“(...) The remuneration base approved in the previous periodic review shall be shielded. It is understood as Shielded Base the values approved in the previous cycles, associated with the assets in operation, excluding the movements that occurred (write-offs and depreciation) and considering the respective updates. Considering also the accounting values for the incremental investments that occurred between the previous base date and the current one, which shall be updated by the IPCA.”

In its last periodic review process 2018, the values were:

Table 15 – Regulatory Base Parameters – 2018 Revision

Source: Thymos Assumptions Report

Legend:

Description

Revision 2018 (Ref.: December 2018)

Gross Remuneration Base

Accrued Depreciation

Total Net Remuneration Base

RGR Balance Other Investments

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Depreciation Rate

The definitive value of the average depreciation rate to be used in the calculation of Eletronuclear’s revenue review is 3.26%, adopting it as an assumption for the next reviews.

For the incremental investments, the amounts provided for in the 2018 review cycle were considered, as well as the amounts contained in the company’s business plan.

Revenue Deductions

PIS and COFINS rates are 1.65% and 7.6%, respectively, on revenue. Thus, the deductions from gross operating revenue considered in the projection were:

•	PIS: 1.65% throughout the projection – Actual Profit
•	COFINS: 7.6% throughout the projection – Actual Profit

The graphic below shows the projection of operating revenue of THE NPPs Angra 1 and Angra 2.

Graph 3 – Gross and Net Revenue – BRL Million

4.3.5	Costs and Expenses

PMSO

In order to estimate the costs and expenses of the plant, Eletronuclear used the information made available by Eletronuclear as well as data used by Alvarez & Marsal from August 2021 in the Angra 3 tariff study.

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The table below summarizes the distribution of the PMSO values between Angra 1 and Angra 2.

Table 16 – PMSO – BRL thousand

Legend:

Personnel

Material

Services

Stops

Total

BRL thousand/year

Amount

Base date

Indexer

Adjustment Month

PMSO Administrative

As observed above, for the projection it was considered the actual values in the base date of December 2020, updated by inflation using the IPCA.

Energy Transportation

Considering that the transportation costs are relevant components of Installment A of the gross revenue of THE NPPs Angra 1 and Angra 2, the estimates of this item follow the rationale discussed in the item Transportation Costs of the Operating Revenue.

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Sectorial Charges

Similarly to the item above, the description of the projection of the sectorial charges was presented in the corresponding item in Installment A of the gross revenue.

There is no R&D payment forecast by Eletronuclear for the operation of its nuclear power plants.

Nuclear Fuel

The presentation of the projection of nuclear fuel costs is also included in the item of Installment A of the revenue.

Nevertheless, it is noteworthy that the value that goes through the DRE is the thermal depreciation of the nuclear fuel stock, while the projection of the recharge costs is inserted in the assessment both in the revenue projection and as accounts payable in the working capital.

4.3.6	PIS/COFINS credit

In the economic and financial assessment, as presented in BR Partners’ assessment report, the assumption of a PIS/COFINS credit refund on inputs directly linked to the company’s main activity was adopted, which can then be used against the costs of

•	MSO – Materials, Services, and Others;
•	Connection charges and use of the transmission and distribution systems; and
•	Capex.

The graph below shows the projected costs and expenses of THE NPPs Angra 1 and Angra 2.

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Graph 4 – Costs and Expenses – BRL Million

Legend:

PMSO

Fuel

Administrative

Charges + Transportation

4.3.7	Investments

Regarding the NPPs Angra 1 and Angra 2, Eletronuclear presents 3 types of investments related to the maintenance and preservation of the installed capacity, the extension of the license, and the working life of Angra 1 for another 20 years, as well as the construction of the Dry Storage Unit (UAS) as an alternative to the risk of exhaustion of the spent fuel pools.

Maintenance CapEx

The Maintenance CAPEX assumptions for Angra 1 and Angra 2 considered the information contained in Eletronuclear’s business plan and in the data collected in the Alvarez&Marsal’s work of Aug/21 regarding the continuous improvement in the maintenance and performance of the assets for the period between 2021 and 2030.

For the other years, we used the estimates presented by the BR Partners in its Eletronuclear Valuation report, as shown in the table below.

Table 17 – Maintenance CapEx

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Legend:

Maintenance Capex

Start

End

Amount

Jan

Dec

Jun

date

USD/MWh

Graph 5 – Maintenance CapEx – BRL Thousand

LTO CapEx

Regarding the initiative to extend the working life of the power plants, Eletronuclear has started the renovation process of the NPP Angra 1, whose investment curve can be observed on the left in the chart below.

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Graph 6 – CapEx LTO Angra 1 and Angra 2 – BRL Million

Legend:

Angra 1 LTO

Angra 2 LTO

The investment curve foreseen for the LTO of Angra 1 results from the Alvarez&Marsal study of August 2021, which was based on the proposals and agreements signed by Eletronuclear with the suppliers (Holtec/WEG and Siemens).

For the LTO of Angra 2, it is assumed the same investment curve with a forward displacement of 15 years, correction for inflation (IPCA/CPI) in the period, and adjustment for the difference in power of the plants.

UAS

Regarding the construction of the Dry Storage Unit, the projection considers an investment of BRL64.0 million for the year 2021.

4.3.8	Financing

Considering the debts related to Angra 1 and Angra 2, Eletronuclear had an outstanding balance of BRL491 million in Dec/20, of which BRL200 million with Eletrobras (~40%). The following table summarizes the main parameters and conditions of the existing debts.

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Table 18 – Summary Conditions – BRL thousand

Legend:

Agreement

Eletrobras Financial Agreements (ECF)

Furnas

Financial Reporting Guidelines (FRG)

Amount

Method

Start

End

Amortization

Start

End

Spread

Indexer

Customer Service

Dec

Oct

Jan

PRICE

N/A

IPCA

Regarding the investments related to the extension of the working life of the Angra 1 and Angra 2 NPPs, the modeling uses assumptions of financing up to 80% of the LTO CapEx, amortization in 12 years, and CDI interest rate + 3.82% per year.

4.3.9	Depreciation

The projection considered the average rate of 3.26% per year practiced for the fixed assets in service of the Angra 1 and Angra 2 Plants.

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4.3.10	Working Capital

The working capital need projection considered the working days of the balance sheet items observed for the year 2020.

Table 19 – Days of Working Capital

Legend:

Working capital

Days

Days of

Assets

Clients

Net Revenue

Liabilities

Suppliers

Expense Costs

Final Obligations

Sales tax

Although the nuclear fuel stock projection is included in the working capital calculation, the modeling does not use the concept of days but the contractual fuel supply events.

4.3.11	Income Tax/Social Contribution on Net Profits – CSLL

Projected considering a rate of 34% on the tax basis of the operational generation upon income and financial expenses, according to the taxable income system.

Moreover, the projections considered the use of the tax benefit balance of BRL2.190 million, according to the audited financial statement as of December 2020, reducing the tax basis by 30%.

4.3.12	Discount Rate

On September 16, 2019, DEE, through RES-645/2019, approved the new methodology to calculate the cost of capital of Eletrobras. According to the approved methodology and Technical Information Report DFPP-005/2019 of October 2, 2019 for cases in which there is a specific source of financing for a certain asset/project, other than corporate, a specific cost of capital shall be calculated for such asset/project. The methodology also defines that for the assessment of specific projects/companies, the capital structure used results from cash flows and not from the balance sheet.

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In compliance with current procedures related to the calculation and use of the cost of capital for assessment of assets at Eletrobras, DFPA, through memorandum DFPA-046/2021, requested from DFPP calculation of the cost of capital to be applied to the assessment of the operating assets of Eletronuclear (Angra 1 and 2), considering the base date of December 31, 2020. Thus, DFPP through memorandum DFPP-012/2021 submitted projections of discount rate to be applied.

The isolated assessment of Angra 3 under the concept of Zero NPV is not compatible with DFPP’s analysis, and, therefore, is not incorporated into the requested cost of capital calculation.

Moreover, as highlighted in the DFPP memorandum,

“(…) the discount rate proceeding from this paper for the divestiture of Angra 1 and 2 is not compatible with the discount rate of the company Eletronuclear as a whole. For the complete analysis of the Company is necessary to obtain information on Angra 1, Angra 2, and Angra 3 and a new discount rate calculation needs to be carried out.”

The equivalent fixed rate (real equivalent Ke) for the strategic premium of 0.0% would be, therefore, 7.48% per annum. It is highlighted that the Eletrobras Executive Board is responsible for the decision on the Strategic Premium, considering the interval of -2.0% to 2.0%.

4.4	Results
4.4.1	Operating Assets

Given information and assumptions, as well as the method applied, the summary of the characteristics of forecasted flows may be noted below:

•	Free Cash Flow to Equity (FCFE)
•	Base date: December 31, 2020
•	LTO of Angra 1 and Angra 2
•	End of the Projection: June 30, 2060
•	Frequency: Annual

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•	Currency: Reais (BRL/R$)
•	Real flow

•        Disregards the Terminal Value

The economic and financial model of the assessment incorporates balances of equity accounts and income for the base date of December 31, 2020.

Any need for contributions by the shareholders to honor operational and/or financial obligations are contemplated by the assessment upon the emergence of cash deficits (negative values) in the FCFE.

It is important to emphasize that, although income and expenses forecasts took into account the forecasted inflation and, therefore, created a cash flow in nominal terms, the present value was calculated over the FCFE deflated.

The following table presents the ascertained result for Eletronuclear given operating assets Angra 1 and Angra 2 to an actual cost of equity (Ke) of 7.48% p.a. and strategic premium of 0.0%.

Table 20 – Equity Value Result (EV) – BRL thousand

Legend:

Valuation – Angra 1 and 2

Present Value of FCFE

Balance Sheet Adjustments – ASSETS

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AC – Cash and Cash Equivalents

ANC – Securities

AC/ANC – Collaterals and court deposits

ANC – Other accounts receivable

Balance Sheet Adjustments – LIABILITIES

PNC – Legal Proceedings (Provision)

PNC – Suppliers

PNC – Payable Taxes

PNC – Other accounts payable

Off Balance Adjustments – Contingencies/Provisions

Possible Contingent Liabilities

Remote Contingent Liabilities

Contingent Assets

Equity Value

The result comprises not only the present value of cash flows but also liabilities and non-operating assets adjustments present in the company’s balance sheet on the base date of the assessment. Additionally, the result is impacted by 50% of the number of legal proceedings assessed as potential loss and non-provisioned that in December 2020 was BRL1,647,034 thousand.

The following table presents the result of the Eletronuclear valuation to each Strategic Premium amount, considering the interval of -2.0% to 2.0%.

Table 21 – Results – Strategic Premium – BRL million

Legend:

Strategic Award

Cost of Capital

Present Value of FCFE

Balance Sheet Adjustments – ASSETS

Balance Sheet Adjustments – LIABILITIES

Off Balance Adjustments

Equity Value

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4.4.2	Non-Operating Assets – Angra 3

As mentioned above, the assessment of Angra 3 contemplates the concept of zero NPV in which the break-even tariff to be defined shall be the one that recomposes the costs and expenditures incurred as of the base date (June 2020) to the actual cost of equity of 8.88% p.a., pursuant to CNPE Resolution 23/2021.

Figure 7 – Valuation Concept Angra 3

Legend:

Non-Operating Assets

Angra 3 assessment Zero NPV concept

NPV

AFAC/Loans A3

Others

Valuation A3

Considering that the NPV of the project shall be zero on the base date of June 2020 (pre-money), the post-money valuation of Angra 3 shall be a consequence of adjustments resulting from the AFAC, capitalization of loans, and others that occurred between that and the base date of this economic and financial assessment (December 2020).

Given the discussions about the progress of the critical path for the works of Angra 3, Eletrobras approved, in the first semester of 2020, the capitalization of BRL1.8 bi, being BRL0.85 bi for payment in full of AFAC payable and BRL1.05 bi for conversion of loans into capital, as well as the concession of new AFAC of BRL3.5 bi, as follows.

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Graphic 7 – Eletronuclear Capitalization 2020 – BRL Thousand

Legend:

2020 Contribution

Payment in Full of AFAC

Debt Capitalization

2021 Contribution Business and Management Master Plan (PDNG) Capital

Total

Over the second semester of 2020, Eletrobras gave effect to the capitalization of old AFAC and the conversion of loans (October 2020) in the total amount of BRL1,885,778 thousand and disbursed the first installment, corresponding to 2020, of the new AFAC of BRL1,052,180 thousand in two tranches.

In 2021, of the total BRL2,447,464 thousand approved, and up to the time of the preparation of this TIR, BRL1,330,000 thousand were disbursed, therefore, BRL1,117,464 thousand still need to be contributed.

The figure below presents the capitalization and the liberation of the AFAC history from a base date perspective of the economic and financial assessment.

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Figure 8 – Financial flows – Angra 3 – BRL thousand

Legend:

Base Date

Valuation A3

Loans Conversion

Payment in Full of AFAC

Valuation A3 and 2

Jun

Jul

Aug

Sep

Oct

Nov

Dec

Jan

Mar

Apr

May

AFAC Disbursement

AFAC to be incurred

Assuming that the base date for the NPV of zero of Angra 3 is June 2020, all transactions made after this date are not captured in the pre-money valuation of the project.

Additionally, because the valuation base date of the operating assets Angra 1 and Angra 2 is December 2020, the capitalizations and funding contributions made between June and December 2020 under the Angra 3 project shall be included in its assessment.

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Since the valuation of the operating assets took into account the position of the company’s equity accounts of December 2020, the cash and cash equivalents include the net balance of the implementation of funding contributions made during the period, as well as any uses.

Therefore, the first adjustment in the Angra 3 assessment is due to the need to correct the effect of the contributions on the assessment, as the repercussion about the company’s cash balance sheet composes the result of the valuation of the operating assets, according to Table 14, preventing double count.

With that, the amounts disbursed over 2020 in a total of BRL1,052,1 million were absorbed in cash line item and cash equivalents of the company’s balance sheet in December 2020 and shall be removed from the Angra 3 valuation, only remaining the payment in full of the AFAC (2019) and the loan capitalization.

For the conversion of debt contracts into capital, it is worth highlighting the need to take into account only the capitalization of those that have been directed to the development of Angra 3. The allocation of loans regarding Angra operating assets (A1 and A2) and Angra 3, as well as corresponding amounts, may be seen below.

Table 22 – Loan Contracts – BRL thousand

Legend:

Debt Agreements

BRL thousand

Assets

ECF

NOV

Efficient Consumer Response (ECR)

Resolution (RES)

Total

Based on the table it is possible to note that the amount related exclusively to assets Angra 1 and 2 correspond to BRL512.5 million, as to Angra 3 is BRL523.3 million. Therefore, for the Angra 3 valuation, it is important to only take into account the amounts assigned exclusively to the project and not the total of BRL1,035,8 million.

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In short, the Angra 3 valuation results from the sum of the following installments, amounts lead to the base date of December 2020:

•	NPV = BRL0,0 million
•	Payment in Full of AFAC (2019) = BRL850,0 million
•	Angra 3 Loans = (BRL1,035.8 million – BRL512.5 million) BRL523.3 million
•	AFAC (2020), net of cash effect = BRL0.0 million

In addition to such amounts, the valuation included expenditures realized with investments, financial costs, and exclusive interest of Angra 3 for the period. The table below briefly shows the effects and transactions described.

Table 23 – Adjustments to the Angra 3 Valuation – BRL thousand

Legend:

Jun

Jul

Aug

Sep

Oct

Nov

Dec

AFACs/Integralizations

Loans Adjustment

Cash Adjustment

Debt Costs/Angra 3 Investment

Total Made

Present Value

Therefore, on the base date of December 2020, the Angra 3 valuation is equal to BRL1,403,974 thousand, which corresponds to the sum of the present value of the transactions between June and December 2020, given the actual cost of capital of 8.88% p.a. as defined in CNPE Resolution 23/2021.

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According to the segregation of operating and non-operating assets method, Eletronuclear consolidated valuation is BRL3,947,211 thousand, as it is possible to see in the graph below.

Graph 8 – ETN Valuation Result – BRL thousand

Legend:

NPV

Assets/Liabilities Adjustment

Contingents

Valuation A1 and 2

A3 Assessment

Equity Value ETN

4.5	BNDES/BR Partners Assessment<0}

Using the assumptions described in the report prepared by Thymos, engaged by BNDES, BR Partners prepared the Eletronuclear valuation with the segregation of operating assets (Angra 1 and 2) and non-operating assets (Angra 3), as described in item Rationale and Assessment Scope.

Given information and assumptions detailed by the technical consultant, as well as the method applied, a summary of the characteristics of forecasted flows may be seen below:

•	Free Cash Flow to the Firm (FCFF)
•	Base date: March 2021
•	LTO only of Angra 1
•	End of the Projection: 2045
•	Frequency: Annual
•	Currency: Reais (BRL/R$)
•	Nominal Flow

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4.5.1	Results

BR Partners used the discounted cash flow to the firm (FCFF) method to assess Eletronuclear assets, discounting forecast cash flows to operating assets (Angra 1 and 2) according to the WACC of 8.94% p.a. in nominal terms.

The results obtained by BNDES for the economic and financial assessment of Eletronuclear, according to the methodology presented, may be seen below.

Graph 9 – Valuation Result for Angra 1 and 2 – BRL Million

Legend:

Amount of Firm Angra 1 and 2

Accrued loss base

Net Cash

Balance of non-operating accounts

Labor liabilities

Probable loss

Amount of the Shares of Angra 1 and 2

In which,

1.	NPV Free Cash Flow to the Firm @ WACC = 8.94% (nominal).
2.	Use of the tax benefit balance of BRL2,228 million, reducing by 30% the tax basis discounted to a nominal Ke of 11.1%.
3.	Eletronuclear net cash – does not account for debt positions for Angra 3.
4.	Adjustment of non-operating Assets and Liabilities, not forecasted in the FCFF (Angra 1 and 2).
5.	Material legal proceeding. Possible loss, with a disbursement of the total amount.

For Angra 3, the methodology suggested by CNPE for Angra 3 Tariff Price reflects in zero NPV of the asset in the base date of June 2020, so the tariff shall be sufficient to honor the debt (current and new funding), as well as capital and financial expenditures incurred and to be incurred as of the base date.

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Given the concept of an zero NPV, the transactions of funds applied by Eletrobras in the project after the base date (June 2020) were adjusted by the actual cost of capital of 8.88% p.a., as established by CNPE.

Table 24 – Angra 3 Assessment – BNDES/BR Partners – BRL million

Legend:

Flow following external metrics

Jul

Aug

Sep

Oct

Nov

Dec

Jan

Feb

Mar

Costs with exclusive Angra III debt

Exclusive investments Angra III

AFAC Angra III

AFAC Conversion

Loans conversion

Total flow – Angra III

Total flow on the assessment base date

Cost of equity defined in the official letter = 8.88% (real terms) BRL ml

NPV of FCFE

The consolidated result for Eletronuclear is BRL3,468 million, resulting from the sum of the assessments of operating and non-operating assets, being:

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Figure 9 – ETN Result – BNDES/BR Partners – BRL million

Legend:

Amount of the Shares of Angra 1, 2, and 3

Amount of the Shares of Eletronuclear

The comparison between the assessment results made externally and the DFPA internal study discloses that the difference is within the margin of tolerance. The figure below shows the comparison between the consolidated results and the Company's Net Equity.

Figure 10 – ETN Result Comparison – BRL billion

Legend:

BNDES Result

BRL3.5 Billion

March 2021

Valuation disregards the extension of the useful life of NPP Angra 2 or disbursements with decommissioning fund.

Preliminary Result

BRL3.9 Billion

December 2020

Preliminary result with cost of equity (Ke) obtained from BNDES studies.

ETN Net Equity

BRL3.2 Billion

June 2021

The net worth on the base date of the assessment was BRL3.5 billion.

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Nonetheless, as provided for in the first section of this Technical Information Report, the Eletronuclear restructuring transaction also included the anticipation of a capital increase to cover investments necessary for the completion of the Angra 3 project.

In addition to the AFAC already incurred up to the assessment base date, there are fund balances already contributed and to be contributed in 2021 that together amount to BRL3,5 billion. Additionally, for the start-up of ENBpar in the Eletronuclear capital, there is an anticipation of an additional contribution of BRL3,5 billion.

The effect of recognizing payable and non-distributed dividends impacts capital stock transactions, not affecting the company's final amount.

In this regard, the Eletronuclear assessment, given the effects of the capitalization, ex-dividends is of BRL10,9 billion. The graph below briefly shows the ETN result given the transactions described above for the capital increase.

Graph 10 – ETN Result – BNDES – BRL million

Similarly, based on the Eletrobras valuation, applying the same BNDES rationale for the Eletronuclear final amount, we obtained a result of BRL11,4 billion, about 5.5% higher.

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Graph 11 – ETN Result – Eletrobras – BRL million

4.5.2	Considerations

Considering that, given the restrictions of data and information to forecast Angra 3 at the moment of preparation of the assessments, both the BNDES study and the DFPA assessment are based on the methodology for segregation of assets as commented timely in the Technical Information Report.

Therefore, the comparative analysis of the models indicates four main difference points in the approaches and use of assumptions, as it is possible to note in the figure below.

Figure 11 – Differences between assessments – BRL billion

Legend:

Assumptions

Method

Base Date

BNDES: March 2021

DFPA: December 2020

Discount Fund

BNDES does not project annual contributions to the fund

Angra 2 LTO

The model considers the extension of NPP A1, but disregards NPP A2.

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Cash Flow

Free cash flow to the firm (FCFF)

Flow discounted by the WACC

DFPA: Assessments by FCFE

The difference of the base dates, as well as between the model of cash flows to the firm (compared to the equity) shall not impact the result significantly.

However, regarding the decommissioning fund, there is an important alteration to understanding the forecast of the contribution in the fund and its consequence over the Company's assessment. In this regard, in the assessment report available, BR Partners mentions that:

“(...) for such exercise of this report, additional contributions to the decommissioning fund are not taken into account, because the new forecast received by Eletronuclear with an expected retirement of Angra 1 only in January 2045, thus creating a surplus amount to the amount established today for the respective fund, such assumption was widely discussed between assessment teams and BNDES Technical Operational Team, and this understanding is the one that best reflects the correct amount for the construction of Installment A. (...)”

Nonetheless, in Eletrobras’ point of view, the forecast of operating assets cash flows took into account annual disbursements to the formation of the decommissioning fund, and the outstanding balance adjusted by the CPI. In consultation with Eletronuclear, there is no internal or regulatory orientation to discontinue such disbursements. For this reason, the DFPA model maintains the forecast of the contributions both in the calculation of installment A of the gross revenue and in the cash flow with annual disbursements.

For the extension of the useful lives of operating plants Angra 1 and Angra 2, the BNDES model took into account only the extension of the first, given that Eletronuclear already initiated agreements in this regard.

The international experience, especially from the United States, indicates that the extension of the useful life of 40-year-old nuclear power plants for another 20 years proves to be a reality in the industry situation. The forecast of the extension of the plants in the Eletronuclear model is, therefore, an assumption to be adopted, using all investments required.

4.6	Analysis of Multiples

Given the particularities of Eletronuclear’s business, a governmental entity that is a monopolist in nuclear power generation in Brazil, companies with activities comparable to the business were not found in order to assess market multiples of the company.

Despite the fact that the valuation methodology by market multiples enable the use of databases of, in the absence of information on similar transactions and products, companies of the same segment with similar risk profile or with similar exposures to economic factors, the situation of Eletronuclear, a monopolist and with a complex capital-intensive project under development, implies difficulties in obtaining consistent analysis.

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In Eletronuclear’s valuation report, BNDES carried out a study to assess whether the difference of the beta coefficients (β) given the listed companies that have Nuclear Power Generation in addition to the comparable companies selected for the Brazilian universe sample was significant. The study concluded that the coefficient calculated by the Brazilian sample presents an immaterial difference in order to assess, which, according to the consulting services, confirmed the use of the national sample for calculating the beta.

Thus, the document presents a sample of comparable companies in the domestic market that would be whose average EV/Installed Capacity ratio is 5.10x (median of 4.38x).[2]

Table 25 – Comparable Companies

Legend:

Company

Gross Debt

Market Value

Institutional Capital

Amount/MW

BRL MM

MW

BRL MM/MW

Average

Median

According to the final amounts presented in the previous sections of this IT, BRL10.8 billion and BRL11.4 billion for BNDES and Eletrobras assessments, respectively. Given the same amount/MW indicator for Eletronuclear’s current installed capacity, we have 5.49x and 5.76x, a little above the average.

[2] Eletronuclear’s Assessment Report. Page 41-44.

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Graph 12 – Comparable Companies – BRL MM/MW

4.7	Points of Attention of Economic and Financial Assessment
4.7.1	Methods

As shown throughout the Technical Information Report, given the legal application of maintenance of government control in Eletronuclear, with the capitalization process of Eletrobras, it is necessary to carry out the company’s corporate restructuring, with the economic and financial assessment being a fundamental step.

Given the lack of definition of relevant assumptions about the feasibility of Angra 3 project, such as the schedule and CapEx for completion and the break-even tariff,[3] for the economic and financial assessment of Eletronuclear, BNDES established the segregation of the analysis between Operating Assets (Angra 1 and Angra 2) and Angra 3.

Despite the best efforts to perform the assessment in the time required to complete the capitalization process, the segregated analysis of Angra 3, under the concept of Zero NPV, from the other assets may generate distortions in relation to the impact of certain initials in the financial statements on the forecast of cash flows compared to Eletronuclear consolidated model.

As the assets were assessed separately with different discount rates and on different base dates, even though respecting the concept of zero NPV for Angra 3, the result of the segregated assessment may present distortions when compared to the result obtained by the company’s forecasted consolidated cash flow.

[3] The definition of the tariff to be calculated by BNDES for Angra 3 Project contemplates the concept of zero NPV, recomputing the expenditures as of the base date of June 30, 2020.

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Additionally, it is worth highlighting that, according to Eletrobras’ current methodology for calculation of the cost of capital, differences in cash flow change the perception of risk and, therefore, the resulting discount rate.

4.7.2	Angra 3 Model

Considering that the rationale adopted for the economic and financial assessment of Eletronuclear represents the best efforts given the information available, as well as the exiguous time for completion of the analyses, it is important to sign some risks inherent in the transaction.

4.7.3	Tariff

Based on the concept of zero NPV for Angra 3, Eletronuclear’s assessment presents significant dependence on the break-even tariff to be defined by CNPE based on BNDES studies. In this sense, the implicit assumption, both in the valuation performed by BNDES and DFPA, is that the defined tariff shall be sufficient to maintain the economic and financial balance of the project and, thus, the NPV = zero.

Since the corporate restructuring of Eletronuclear shall be concluded without knowledge of the company’s break-even tariff, its lack of definition brings uncertainties to the transaction.

Additionally, given the scenario of delays and growing project costs vis-à-vis the country’s economic and sectoral situation, the resulting break-even tariff may be subject to the regulator’s restrictions. In other words, the tariff that the regulator is willing to approve to make Angra 3 project feasible may be lower than those required.

Therefore, if the economic break-even point of the project is not reached, the tariff shall not be sufficient to raise the amount of debt defined by the studies, requiring more funds from shareholders, eroding the expected yield.

The new shareholder shall pay more for Eletronuclear’s shares upon entry into the Company’s capital.

4.7.4	Schedule and CapEx to Complete

Regardless of the fact that the lack of definition about the break-even tariff for the Angra 3 project persists until the closing of this TIR, BNDES provided the preliminary report with an estimate of the costs and schedule for the conclusion of the company on January 15, 2021.

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In this sense, the report presents direct costs of BRL21.1 billion and the entry into a business transaction on February 16, 2028, metrics different from Eletronuclear’s estimates in previous studies [19 billion and operation in November 2027].

The significant difference in terms of costs and start-up further pressures the break-even tariff upwards and, consequently, raises the tariff risk highlighted above.

4.7.5	Completion of the Critical Path

The model proposed by BNDES considers the contribution of BRL1.4 billion by Eletrobras until January 2022 due to the Plan for Acceleration of the Critical Path.

It is important to highlight that the amounts and schedule for the conclusion of Angra 3, according to BNDES preliminary report, are based on the assumption that the Critical Line Acceleration Plan be resumed as soon as possible, with the execution of the agreement for new civil construction works and electromechanical assembly activities by March 31, 2022, under the risk of impacting the project schedule.

To follow through with the acceleration plan, it is necessary for Eletrobras to pay the full amount of the AFAC approved by the Board of Directors in 2020 [DEL CA-115/2020 (July 17, 2020)]. However, of the total BRL3.5 billion in new contributions approved, about BRL650 million for the new agreements were provisioned by Eletrobras’ Board of Directors.

Although the Eletrobras Board of Directors has authorized the payment of the contingent funds for the critical path in a meeting held on December 22, 2021, the resolution was to maintain the restriction on the execution of new agreements for civil works, which keeps the critical path paralyzed.

If this scenario for completion of the critical path persists, the model proposed by BNDES shall be reviewed, both in terms of scope and schedule as in terms of CapEx.

4.7.6	Funding and Guarantees

The corporate restructuring of Eletronuclear implies ENBpar’s entry into the company's capital stock to maintain government control. At the end of the restructuring, Eletrobras shall have a majority of the total capital of Eletronuclear, but not control of the company.

However, to date, ENBpar’s ability to leverage funds for the project is limited. If the Federal Government does not offer guarantees, without requiring counter guarantees from ENBpar, Angra 3 project may not achieve the funding structure defined by BNDES studies for its conclusion.

As the financial structuring shall probably occur only after ENBpar’s entry into Eletronuclear, the private Eletrobras shall be committed to a project that shall require more capital from the partners or more expensive debts than expected, implying an economic and financial imbalance, which ultimately may render the continuous project unfeasible.

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5.	FINAL CONSIDERATIONS

This TIR sought to analyze the Eletronuclear segregation model under two aspects: i) the corporate steps and ii) the company’s economic and financial assessment. Regarding the segregation model proposed by BNDES, it is important to highlight that the points of attention brought up throughout this document, especially in items 3.5 and 4.7, where we point out the risks we observed in the model.

From an economic and financial assessment point of view, the results of the internal assessment differ from the results of BNDES within a tolerable range and, therefore, are eligible to be forwarded to the general meeting. It is important to note that the assessments were independent, and some assumptions used in both models are different, as explained throughout item 4 of this TIR.

Finally, as already indicated at the beginning of the document, this Technical Information Report is not intended to perform an exhaustive analysis on all points of the segregation and assessment of Eletronuclear, being necessary that the decision-making bodies read it together with other analyses, such as the legal, accounting, tax, risks, and governance analyses, as well as the other competent areas of Eletrobras, aiming at complying with the laws and regulations that regulated Eletrobras capitalization process.

_____________________________ Marcos Barreto de Faria Pinho _____________________________ Bruno vieira Martins

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_____________________________ Leonardo Michelsem Monteiro de Barros
I agree: _____________________________ Rodrigo Vilella Ruiz

ANNEX 16

Description of the restructuring involving Eletronuclear

I – name and qualification of the interested related party;

Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. - ENBPar

II – nature of the interested related party's relationship with the company;

ENBPar and the Company are controlled by the Federal Government.

III – number of shares and other securities issued by the company that are owned by the interested related party, directly or indirectly;

None.

IV – any existing balances, payable and receivable, between the parties involved;

None.

V – detailed description of the nature and extent of the interest in question;

The restructuring acts involving Eletronuclear will result in the acquisition of control, by ENBPar, of Eletronuclear.

VI – management recommendation about the proposal, highlighting the advantages and disadvantages of the operation for the company; and

The Administration recommends the restructuring involving Eletronuclear, as it is a condition for the privatization process under the terms of Law 14,182/2021, according to Technical Note DC 001/2022 - TPR Global.

VII – if the matter submitted for approval by the assembly is a contract subject to the rules of art. 245 of Law No. 6,404 dated 1976:

a) detailed demonstration, prepared by the officers, that the agreement observes commutative conditions, or provides for adequate compensatory payment; and

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022 - TPR Global.

b) analysis of the terms and conditions of the agreement in light of the terms and conditions prevailing in the market.

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC 001/2022 - TPR Global.

ANNEX 17

Description of the “Contract for the Transition and Transfer of Management of Sectorial Programs and BUSA”, with the purpose of transferring the Mais Luz to Amazônia and Luz para Todos programs and the administration of Union assets and the assignment of commercialization contracts within the scope of of Proinfa, management of the current account called Procel, and of financing contracts that use RGR resources

I – name and qualification of the interested related party;

Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. - ENBPar

II – nature of the interested related party's relationship with the company;

ENBPar and the Company are controlled by the Federal Government.

III – number of shares and other securities issued by the company that are owned by the interested related party, directly or indirectly;

None.

IV – any existing balances, payable and receivable, between the parties involved;

None.

V – detailed description of the nature and extent of the interest in question;

The proposed transaction consists of the transfer of management, by the Company to ENBPar, of the programs, contracts and strategic resources of the Brazilian government in the electricity sector, in addition to the Federal Government’s assets, as detailed in the Management Proposal, in addition to establishing conditions for the operational transition of the management of activities and assignment of said agreements.

VI – management recommendation about the proposal, highlighting the advantages and disadvantages of the operation for the company; and

The Administration recommends this proposal, as it is a condition for the privatization process under the terms of Law No. 14,182/2021, according to Technical Note DC-010/2021

VII – if the matter submitted for approval by the assembly is a contract subject to the rules of art. 245 of Law No. 6,404 dated 1976:

a) detailed demonstration, prepared by the officers, that the agreement observes commutative conditions, or provides for adequate compensatory payment; and

As stated in the draft of the agreement to be entered into, contained in Schedule 18, the Company will be remunerated during the operational transition, for the management activities to be transferred to ENBPar, according to the conditions currently existing.

b) analysis of the terms and conditions of the agreement in light of the terms and conditions prevailing in the market.

See item VII(a) above.

ANNEX 18

Agreement for the Transaction and Transfer of Management of Sectorial Programs and BUSA

AGREEMENT FOR THE TRANSITION AND TRANSFER OF MANAGEMENT OF SECTORIAL PROGRAMS AND ASSETS OF THE FEDERAL GOVERNMENT UNDER MANAGEMENT OF ELETROBRAS

entered into by and between

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

and

EMPRESA BRASILEIRA DE PARTICIPAÇÕES
EM ENERGIA NUCLEAR E BINACIONAL S.A.

Rio de Janeiro, [●]

AGREEMENT FOR THE TRANSITION AND TRANSFER OF MANAGEMENT OF SECTORIAL PROGRAMS AND ASSETS OF THE FEDERAL GOVERNMENT UNDER MANAGEMENT OF ELETROBRAS

By means of this private instrument and pursuant to the applicable law, the following parties:

(1)	CENTRAIS ELÉTRICAS BRASILEIRAS S.A., a company of mixed capital (sociedade de economia mista), enrolled with the CNPJ/ME under No. 00.001.180/0001-26, with its head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, No. 196, city center, Zip Code 20090-070, hereby duly represented pursuant to its bylaws (“Eletrobras”); and

(2)	EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A., a state-owned company, enrolled with the CNPJ/ME under No. 43.913.162/0001-23, with its head office in the city of Brasília, Federal District, at Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, hereby duly represented pursuant to its bylaws (“ENBPar”);

(Eletrobras and ENBPar hereinafter jointly referred to as “Parties” and, individually, as “Party”);

WHEREAS:

(A)	Eletrobras is currently responsible for (i) the management of the commercialization agreements regarding the Program for the Incentive of Alternative Sources of Electric Energy (Program de Incentivo às Fontes Alternativas de Energia Elétrica or “Proinfa“), (ii) the management of the account of the National Program for the Saving of Electric Energy (Program Nacional de Conservação de Energia Elétrica or “Procel“), the operation and management of the agreements relating to Procel, (iii) the management of financing agreements that use the funds arising from the Global Reversion Reserve (Reserva Global de Reversão or “RGR“) signed before November 17, 2016, and (iv) the operation of the Programs More Light to the Amazon and Light to All (Program Mais Luz para a Amazônia or “MLA“, and Program Luz para Todos or “LPT“, respectively) and the management of the agreement relating to MLA and LPT, in accordance with the applicable law and regulation (jointly, the “Sectorial Programs“);
(B)	Eletrobras is also responsible for the management of the Assets of the Federal Government Under Management of Eletrobras (Bens da Federal Government sob Administração da Eletrobras or “BUSA“) transferred to the Federal Government and expropriated with funds from the RGR and management of the agreements of BUSA;

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(C)	On February 23, 2021, the Provisional Measure (Medida Provisória) No. 1.031 was issued, and later converted into Law No. 14,182, dated July 12, 2021 (“Law No. 14,182/2021“), which set forth the rules to be complied with for the privatization of Eletrobras;
(D)	Law No. 14,182/2021 authorized the incorporation of a state-owned company by the Federal Government and determined that this new state-owned company will have the purpose, among others, to (i) hold the rights and obligations relating to Proinfa and its extensions, (ii) manage the so-called Procel account, (iii) manage the financing agreements that use funds of RGR signed until November 17, 2016, and (iv) manage the BUSA that are set forth in the Decree-Law No. 1,383, dated December 26, 1974;
(E)	On September 10, 2021, Decree No. 10,791 (“Decree No. 10,791/2021”) was issued and then created ENBPar, a state-owned company that is linked to the Ministry of Mines and Energy and organized as a corporation (sociedade anônima), in order to undertake the duties set forth in Law No. 14,182/2021, and also provided that the duties related to the financings that use the funds of RGR, BUSA, Procel and Proinfa will be undertaken by ENBPar no later than twelve (12) months from the holding of a shareholders’ meeting that will confirm the capital increase of Eletrobras;
(F)	On October 19, 2021, the Resolution No. 203 of the Board of Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos) (“CPPI Resolution No. 203/2021“), which approved the operational model, adjustments and conditions for the privatization of Eletrobras in the context of the National Privatization Program (Programa Nacional de Desestatização), setting forth (i) the continuity of the management by Eletrobras of the Sectorial Programs and BUSA for a transition period of up to twelve (12) months from the date of liquidation of the Global Offer; and (ii) the signing between Eletrobras and ENBPar of an agreement to govern the transition of the management of the Sectorial Programs and BUSA and the assignment and/or amendment to the related instruments, as well as the undertaking by Eletrobras, without payment, of the commitment to provide the required support to ENBPar for the management of those activities, including the training of staff, delivery of data base and information;
(G)	In order to assure its operational, commercial, financial, regulatory and administrative continuity, and, in general, preserve the governance of the Sectorial Programs and management of BUSA, as well as to allow the transfer of the duties from Eletrobras to ENBPar, the Parties enter into this instrument, which sets forth the terms and conditions that will apply to the transition, in accordance with the provisions of Law No. 14,182/2021, Decree No. 10,791/2021 and CPPI Resolution No. 203/2021.

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Therefore, the Parties agree to enter into this Agreement for the Transition and Transfer of Management of Sectorial Programs and Assets of the Federal Government Under Management of Eletrobras (“Agreement”), which shall be governed and interpreted in accordance with the following terms and conditions:

1	PURPOSE1.1The purpose of this Agreement is to provide the rules to be complied with during the entire Transition Period (as defined in Section 2.2 below) until the actual transfer by Eletrobras to ENBPar of the following duties:
(i)	management of all power purchase agreements that are in effect and were signed in the context of Proinfa;
(ii)	management of all BUSA that were taken by the Federal Government or expropriated with the funds of RGR and management of all arrangements and agreements in effect relating to the BUSA;
(iii)	management of the Procel account and management of all agreements for the rendering of administrative, financial, Consulting and engineering services, arrangements and agreements for technical and financial cooperation that are in effect and that were signed in the context of Procel and its subprograms;
(iv)	management of all financing agreements in effect that use funds of RGR and that were signed before November 17, 2016;
(v)	operation of the MLA, in accordance with the duties defined in the respective program operation manual;
(vi)	management of all commitment agreements and operating agreements in effect and those under ending of credit that were signed in the context of the MLA;
(vii)	operation of the LPT, in accordance with the duties defined in the respective in accordance with program operation manual; and
(viii)	management of all commitment agreements, technical cooperation agreements and financing agreements in effect and those under ending of credit that were signed in the context of the LPT.
1.1.1	Services, duties and responsibilities of each Sectorial Program and the management of BUSA shall be performed in accordance with the applicable law, until the conclusion of the transition.

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1.2	The Parties shall sign assignment instruments and/or amendments to the applicable agreements in effect to which Eletrobras is a party or intervening party, substantially in the form of Schedule VI – Template for the Instrument of Assignment of Agreement, in order to formalize the transfer of the Sectorial Programs and the management of BUSA and transfer those contractual positions to ENBPar, in accordance with the timeline set forth in the applicable Transition Plan.
1.3	The transfer of the management of the Sectorial Programs and BUSA as provided in this Agreement shall not in any way be deemed as or intended to create a partnership or joint venture between the Parties or to create a representation or agency relationship between the Parties, and each Party shall be responsible for the engagement of its own labor force.
2	EFFECTIVENESS AND TERMS
2.1	This Agreement shall remain in effect until (i) the conclusion of the transfer of the management of all Sectorial Programs and BUSA to ENBPar, by means of the issuance of all Certificates of Conclusion of Transfer, or (ii) the Deadline for Transfer, whichever occurs first (“Term”).
2.2	The obligations undertaken by the Parties under this Agreement shall be suspended, in accordance with article 125 of the Civil Code, and paragraph 2 of article 3 of Law 14,182/2021, until the liquidation of the Global Offer that is provided in article 3 of CPPI Resolution No. 203/2021 (“Transition Start Date”, provided that the period between the Transition Start Date and the final date of the Term shall be the “Transition Period”).
2.3	The transfer of the management of each Sectorial Program and BUSA shall be completed before twelve (12) months from the Transition Start Date, in accordance with article 3 of the CPPI Resolution No. 203/2021 (“Deadline for Transfer”).
2.4	The termination of this Agreement, for any reason, shall not affect the obligations that (i) arise during the Transition Period and that remain in default or (ii) shall survive the termination as a result of their nature or as a result of express contractual provision.
3	GOVERNANCE
3.1	No later than [five (5)] Business Days from the Transition Start Date, each Party shall indicate four representatives, two of which shall be effective representatives and two alternates, to form the Transition Committee of the management of the Sectorial Programs and BUSA.
3.1.1	The Transition Committee will be presided by one of the representatives indicated by Eletrobras (“President of the Committee”).

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3.1.2	The Transition Committee shall be responsible for monitoring and assuring the usual and continuous compliance with the Transition Plan of the management of each Sectorial Program and BUSA, in accordance with the respective timelines, and it shall report to the Board of Officers (Diretoria Executiva) of the Parties at least on a bi-weekly basis and shall function until the signing of all Transition Terms.
3.1.3	The Transition Committee shall gather to follow-up and promote the activities that are required for the transition, on a monthly basis or whenever called by the President of the Committee.
3.1.4	The Transition Plans will be managed and interpreted by the Transition Committee.
3.1.5	The Transition Committee shall have all duties that are attributed to it under this Agreement and under the Transition Plans.
3.1.6	The interpretation of any provision of the Transition Plans by the Transition Committee will be final and binding if not otherwise decided by the Board of Officers of the Parties.
3.1.7	The Transition Committee will decide by consensus, provided that any dispute shall be mutually decided by the Board of Officers of each Party.
3.2	Until the same term set forth in Section 3.1, each Party shall establish its own Working Group for the transition of the management of the Sectorial Programs and BUSA, focused on the management and execution thereof, and they shall inform the other Party the contact details of one of the representatives and one alternate that will be responsible for each Sectorial Program and BUSA.
3.2.1	The Working Groups of both Parties shall gather whenever required (and not less than twice per month) in order to assure the continuity of the activities required for the transition.
3.2.2	During the entire Transition Period, the Working Groups of the Parties for each Sectorial Program and BUSA shall jointly prepare a monthly report of the status of the transition activities and deliver to the Transition Committee, provided that any delays in those activities shall be followed by a plan for the acceleration of the transition until the Deadline for Transfer.
3.2.3	Whenever requested, the Working Groups of the Parties shall join the meetings and conference calls with the Transition Committee for the discussion of the monthly reports provided in Section 3.2.2 or any other matter that affects the Transition Plans.

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3.3	Any changes to the members of the Transition Committee and Working Groups shall be informed in writing to the other Party, in accordance with Section 10.4.
4	TRANSITION PLAN
4.1	Each Sectorial Program and management of BUSA will be the purpose of a specific transition plan to be prepared by Eletrobras and complied with by both Parties, and shall provide for the transition activities to be performed by each Party, the deliverables required for the conclusion of the transfer and transition timeline (each, a “Transition Plan”).
4.2	No later than thirty (30) days from the Transition Start Date, Eletrobras shall deliver to ENBPar, for each Sectorial Program and BUSA:
(i)	the detailed Transition Plan, for the review, comment and approval of ENBPar, which shall observe the guidelines of each Transition Plan, in accordance with Schedules I a V; and
(ii)	the full list of contractual instruments in effect or not yet terminated which shall be assigned and amended pursuant to Section 1.2, which shall be kept updated by Eletrobras during the entire Transition Period.
4.3	Each Transition Plan shall include:
(i)	the estimated date for the issuance of the Certificate of Conclusion of Transfer, complying with the Deadline for Transfer;
(ii)	a timeline of the activities that are required to be performed by Eletrobras and ENBPar for the completion of the transfer, including an estimate of deadline for each activity;
(iii)	the minimum requirements, including non-proprietary systems and personnel structure, that ENBPar will need to supply in an adequate manner the support that is provided in Section 4.4;
(iv)	the dates of delivery of documents, information, proprietary systems and others instruments that may be required for the transfer of the operation and knowledge involved in the Sectorial Programs and management of BUSA;
(v)	a support report that includes (a) a description of the main activities performed in the context of the Sectorial Program or BUSA, as applicable; and (b) a reasonable estimate from Eletrobras with respect to the number, qualification and expertise of people and type of infrastructure required for the applicable Sectorial Program or management of BUSA, as applicable;
(vi)	a list of requirements that will be demanded as condition for the issuance of the Certificate of Conclusion of Transfer (as defined in Section 5.1 below).

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4.4	In accordance with article 11, item VI, of CPPI Resolution No. 203/2021, Eletrobras commits to provide without charge, during the Transition Period, the support that is required to ENBPar for the full undertaking of each Sectorial Program and management of BUSA, including the training of staff and delivery of data base and existing information, as detailed in the respective Transition Plan (“Free Support”).
4.4.1	Each training included in the scope of the Free Support will be offered by Eletrobras to ENBPar only once, and ENBPar shall assure that all applicable staff will be present on the dates scheduled for those trainings, which will be given in the head office of ENBPar in Brasília-DF.
4.4.2	It is not included in the scope of the Free Support the trainings of systems of third parties, certifications, general courses of qualification of personnel or others trainings that are not specified and are exclusive to the Sectorial Programs and management of BUSA, which, when required, will be borne by ENBPar.
4.5	No later than [four (4)] months in advance of the Deadline for Transfer, the Parties shall notify the Federal Government, informing the status of the transition of the management of each Sectorial Program and BUSA, in order to allow that all required arrangements are duly made.
5	CERTIFICATE OF TRANSFER
5.1	Notwithstanding the provisions of Section 5.3 below, each Sectorial Program and BUSA shall be considered as transferred to ENBPar when:
(i)	the Parties have complied with the activities of the Transition Plan, in a way that ENBPar is actually operating the management of the respective Sectorial Program or BUSA;
(ii)	as applicable, the Parties shall have signed the assignment and/or amendment terms in order to replace Eletrobras in all agreements that are in effect or under termination related to a Sectorial Program or BUSA, as applicable;
(iii)	as applicable, Eletrobras shall have transferred to ENBPar all information, documents and others forms of knowledge relating to a Sectorial Program or BUSA, as applicable;
(iv)	as applicable, Eletrobras shall have performed the trainings of staff of ENBPar as described in the Transition Plan;
(v)	ENBPar shall have engaged a service for an independent assessment on the accounting and financial information of the Sectorial Programs or BUSA, as applicable, in order to assure that the assets and liabilities relating to the foregoing complies with the level of risk that is acceptable to ENBPar; and

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(vi)	the Parties shall have signed the Certificate of Transfer, in accordance with Section 5.2 below.
5.2	The completion of the transfer of each Sectorial Program will be formalized by means of the signing by the Parties of the Certificate of Transfer, in the form of Schedule VII – Template of the Certificate of Transfer, under which ENBPar will fully and immediately undertake any and all right or obligation relating to the Sectorial Programs or BUSA.
5.3	In the event that any of the documents listed in Section 5.1 (ii) and (iii) are not available until the Deadline for Transfer, the Parties may jointly decide that ENBPar is able to manage the applicable Sectorial Program, so that those missing documents do not prevent the management of the Sectorial Program or BUSA by ENBPar. In this event, the Parties will sign the respective Certificate of Transfer, which shall comprise a list and a new timeline to be followed by the Parties for the completion of those pending matters.
6	OBRIGATIONS OF ELETROBRAS
6.1	Notwithstanding the other obligations that are provided in this Agreement, Eletrobras shall:
(i)	indicate, within the term set forth in Section 3.1, two representatives, one of which will be an actual member and the other will be an alternate, to join the Transition Committee;
(ii)	gather, within the term set forth in Section 3.2, a Working Group for the transition of the management of the Sectorial Programs and BUSA, with management focus, comprised of one representative and one alternate for each Sectorial Program, and inform ENBPar of the contact details of the individuals responsible for the transition of each Sectorial Program;
(iii)	provide reasonable support to ENBPar for the full undertaking of each Sectorial Program and management of BUSA, including the training of staff and delivery of data base and existing information, for the period defined in the respective Transition Plan;
(iv)	comply, within the term set forth in the respective timeline, with all activities defined in the Transition Plan of the management of each Sectorial Program and BUSA;

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(v)	provide training of staff of ENBPar, in the terms and conditions specified in the Transition Plan of the management of each Sectorial Program and BUSA;
(vi)	deliver to ENBPar the operation manuals and others documents related to the Operational Programs and BUSA, with sufficient details to allow ENBPar to maintain the operational, commercial, financial, regulatory and administrative continuity of the Sectorial Programs and BUSA;
(vii)	sign the Certificate of Transfer of management of each Sectorial Program and BUSA, once all conditions set forth in Section 5.1 are satisfied; and
(viii)	cooperate with the operational, commercial, financial, regulatory, administrative and governance continuity of the Sectorial Programs and BUSA.
7	OBRIGATIONS OF ENBPAR
7.1	Notwithstanding the other obligations provided in this Agreement, ENBPar shall:
(i)	indicate, within the term set forth in Section 3.1, two representatives, one of which will be an actual member and the other will be an alternate, to join the Transition Committee;
(ii)	gather, within the term set forth in Section 3.2, a Working Group for the transition of the management of the Sectorial Programs and BUSA, with management focus, comprised of one representative and one alternate for each Sectorial Program, and inform Eletrobras of the contact details of the individuals responsible for the transition of each Sectorial Program;
(iii)	no later than six (6) months from the Transition Start Date, structure internal departments, allocate responsibilities and perform all other activities that are required to assure the timely transfer and continuous management of the Sectorial Programs and BUSA;
(iv)	comply, within the term set forth in the respective timeline, with all activities defined in the Transition Plan of each Sectorial Program and BUSA;
(v)	be liable, as from the actual transfer of management of each Sectorial Program and BUSA to ENBPar, for the operational, commercial, financial, regulatory, administrative and governance continuity of the Sectorial Programs and BUSA;
(vi)	operate the Sectorial Programs in accordance with the applicable laws and guidelines and recommendations set forth in the operation manuals and similar documents issued by the governmental bodies that supervise those Sectorial Programs and BUSA; and

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(vii)	reimburse Eletrobras, until the fifth (5th) business day of the month following the disbursement, of any payments that may have been made with respect to Proinfa and that did not have sufficient coverage in tariff in the applicable month of disbursement.
8	RESPONSIBILITIES
8.1	Eletrobras shall remain responsible for the events related to Sectorial Programs and to the management of BUSA occurring during the period when Eletrobras was managing the foregoing, provided that, as from the date of actual transfer of management of each Sectorial Program and BUSA as provided in the respective Certificate of Transfer, the applicable responsibility will become solely of ENBPar.
8.2	Until the date of actual transfer of each Sectorial Program to ENBPar, Eletrobras will continue to be entitled to the compensation for the management of Sectorial Programs and BUSA that may be provided in specific law on the matter relating to each Sectorial Program and management of BUSA, as applicable, and no payment will be owed by ENBPar.
8.3	The purpose of this Agreement shall not in any manner be interpreted or intended to create a partnership or joint venture between the Parties or create a representation or agency relationship between the Parties, and each Party shall be responsible for the compensation, health and operational safety of its own staff, in accordance with the applicable laws.
9	INDENIFICATION
9.1	Each Party (“Responsible Party”) undertakes to indemnify the other Party (“Indemnifiable Party”) for the losses and damages and expenses (including judicial costs and legal counsel fees) incurred by the other Party as a result of any act or omission of willful misconduct or negligence of the Responsible Party.
9.2	Upon any judicial or extrajudicial measure or claim that may have been filed against the Indemnifiable Party by third parties, the Indemnifiable Party shall immediately and, in any event, no later than three (3) days from its formal knowledge of the claim, inform the Responsible Party and provide copy of all material documents. In this event, the Responsible Party shall immediately present itself before the applicable courts and inform its exclusive and sole liability with respect to that claim (in case of exclusive liability) and require the immediate exclusion of the Indemnifiable Party as a defendant party in the claim. In the event that such exclusion is not accepted by the courts, the Responsible Party shall provide all support that may be required by the Indemnifiable Party until the final decision of the applicable claim, including by indicating legal counsel, providing documents and arguments to support the defense of the applicable Indemnifiable Party. If the Indemnifiable Party is ultimately condemned of obliged to pay any amount, the Responsible Party shall, no later than five (5) days from the notice delivered by the other Party, pay any amount directly to whom is entitled to that payment on behalf of the Indemnifiable Party or, at sole discretion of the Indemnifiable Party, reimburse the Indemnifiable Party for the disbursement of any such amounts, including any amounts to be paid to the claimant of the applicable claim, legal counsel fees, judicial costs and any other expenses that are proven to be incurred.

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10	NOTICES
10.1	All notices, consents, requests and other communications set forth hereunder (“Notices”) shall only be considered valid and in effect if: (i) delivered in writing; and (ii) delivered in person, by means of letter delivered with proof or protocol of receipt, or e-mail with proof of receipt.
10.2	The Notices shall be delivers to the Parties to the addresses below, or to any other address that the Parties inform, in writing, to the other Parties:

If to Eletrobras:

Address: Rua da Quitanda, No. 196, city center, city and State of Rio de Janeiro, Zip Code 20090-070

E-mail: [●]

Telephone: ([●]) [●]

Attn.: [●]

If to ENBPar:

Address: Esplanada dos Ministérios, block U, ground floor, Brasília – DF, Zip Code 70065-900

E-mail: [●]

Telephone: ([●]) [●]

Attn.: [●]

10.3	The Notices relating to this Agreement shall be deemed to have been duly delivered (i) on the date of the actual delivery, when delivered by means of registered mail or recognized courier service; (ii) on the day of delivery, if delivered in person; or (iii) on the first Business Day following the date of delivery or the date of confirmation of receipt, whichever occurs first, is delivered by e-mail.
10.4	The change of addressee, address or any other information above shall be promptly informed in writing to the other Party, by the means set forth herein. In the event that this communication is not duly delivered, any notice or communication delivered to the addressees or addresses indicated above shall be considered as duly performed and received for all purposes of law.

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11	GOVERNING LAW AND DISPUTES RESOLUTION
11.1	The Parties hereby elect the courts of the jurisdiction of the capital of the State of Rio de Janeiro to solve any controversy that may arise from this Agreement, hereby expressly waiving the right to use any other jurisdiction, regardless of how favorable it may be.
12	MISCELLANEOUS
12.1	This Agreement may not be partially or fully assigned by the Parties to third parties without the express consent of the other Party.
12.2	This Agreement, together with its Schedules, comprises the full agreement of the Parties and, except and to the extent that this Agreement provides otherwise, it replaces all other agreements, understandings and negotiations between the Parties, whether verbal or in writing, with respect to the matters provided herein.
12.3	If any provision of this Agreement is judicially declared invalid or unenforceable, such provision shall be considered as excluded from this Agreement and the other provisions of this Agreement shall remain in full force and effect. In this event, the Parties shall negotiate in good faith an agreement about the terms of a mutually satisfying provision that replaces the invalid and/or unenforceable provision.
12.4	The tolerance of any Party with respect to the exercise of any of the rights provided hereunder or under the applicable law shall not be deemed as an amendment or renewal of the Sections of this Agreement, and shall not harm the exercise of the same right in the future or upon the exact same event, and shall not be raised as a precedent for the repetition of the applicable tolerance and neither shall create any rights to any of the Parties.
12.5	No Party will be entitled to act or undertake any obligation on behalf of the other Party, except as may be otherwise expressly provided hereunder.
12.6	This Agreement and its Schedules may only be amended or changed by means of a written instrument between the Parties.
12.7	Each Party will have the right to claim the injunction, preliminary measures, specific performance or similar fair remediation in order to prevent the other Party to cause or to continue to cause a violation or threat of violation, or in order to seek the specific performance of the obligations of the other Party in the terms of this Agreement, and to execute the terms and provisions of this Agreement in any jurisdiction, notwithstanding any other arrangement or right that it may be entitled to hereunder. For purposes of specific performance, the Parties acknowledge that this Agreement constitutes an extrajudicial title, in accordance to article 784 of the Code of Civil Procedure.

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12.8	This Agreement is executed between the Parties in irrevocable and irreversible character, for all rights end, except the provisions provided otherwise in the applicable law, and binds not only the Parties, but also their respective successors and assignees that undertake the obligations hereunder at any title.

In witness whereof, the Parties enter into this Agreement in two (2) counterparts of same content and form, in the presence of the two (2) witness identified below.

Rio de Janeiro, [●] [●], [●].

(Remainder of the page intentionally left blank)

(Signatures in the next page)

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(Signature page of the Agreement for the Transition and Transfer of Management of Sectorial Programs and Assets of the Federal Government Under Management of Eletrobras, entered into on [•])

________________________________________________________________
CENTRAIS ELÉTRICAS BRASILEIRAS S.A.
Name: [●]
Title: [●]

________________________________________________________________
EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM
ENERGIA NUCLEAR E BINACIONAL S.A.

Name: [●]
Title: [●]

Witnesses: 1. ________________________________ Name: [●] CPF/ME: [●]	2. ________________________________ Name: [●] CPF/ME: [●]
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SCHEDULE I
GUIDELINES FOR THE TRANSITION PLAN OF PROINFA

The Transition Plan shall describe at least the context and legal grounds of the program, the instruments to be assigned, the activities to be performed by Eletrobras and later undertaken by ENBPar, the timeline of transfer and the requirements for the signing of the term of completion of transfer.

I. Context and Legal Grounds

This section shall list the legal grounds of the Sectorial Program and indicate whether those applicable laws already provide for the transition of operation to ENBPar.

Proinfa was created by the Brazilian Law No. 10,438/2002. Other rules that govern Proinfa include the Brazilian Laws No. 11,075/2004, 10,889/2004, 14,182/2021, the Decrees No. 5,025/2004 and 10,798/2021, in addition to rules issued by the Ministry of Mines and Energy and ANEEL.

Eletrobras is currently a purchaser under the power purchase agreements of Proinfa, being entitled to the reimbursement of the price paid for the energy, administrative and financial costs and tax costs incurred in those transactions, pursuant to Law No. 10,438/2002. Law No. 14,182/2021 provided that ENBPar shall undertake those power purchase agreements of Proinfa and allowed the selling agents to adhere to the extension of those agreements and related power granting, pursuant to article 23 of Law No. 14,182/2021 and Decree No. 10,798/2021.

Eletrobras shall indicate any pending amendments of laws and regulation that may be required for the transfer of the duties thereunder from Eletrobras to ENBPar.

II. Assignment and Amendment of Agreements and others Instruments

This section shall list all agreements and others instruments that shall be assigned or amended to replace Eletrobras for ENBPar under those agreement.

Eletrobras shall list the Power Purchase Agreements of Proinfa and the communication plan of the Parties and call for signing of those amendment terms. It shall also provide for the operation of extensions of the agreements of Proinfa, in the event that there are pending activities during the transition period.

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It shall also be informed any possible disputes involving each instrument, the history of defaults, full registration data of the agents and any other material contractual information.

III. Activities and Processes

This section shall detail the activities performed by Eletrobras in the context of the program, followed by the mapping of the applicable flows and processes.

Eletrobras shall deliver the manuals of the processes that will be migrated to ENBPar, including the following activities: (i) Management of the Power Purchase Agreements of Proinfa, (ii) Representation of sellers before CCEE, (iii) Drafting of Annual Plan with ANEEL, (iv) Representation in Disputes involving Proinfa and (v) Management of Proinfa by means of financial and operational software.

The manuals of processes shall include at least the following items: flow charts, operational processes, reference terms and amounts, targets and indexes, references to manuals and technical notes issued about specific matters of the program.

IV. Proposed structure

This section shall include a reasonable estimate from Eletrobras with respect to the number of people and type of infrastructure that will be required for the operation of the Sectorial Program.

Staff

Professional	Title	Duties	Use
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]

It shall be informed the estimate of staff only for Proinfa, disregarding the commercialization of Itaipu – which will be the purpose of another agreement.

Note: A list of proposed staff includes the direct execution of activities relating to Proinfa. It shall not consider other supporting activities, such as legal, financial and accounting support which may also be needed, as those supporting departments shall also be structured by ENBPar.

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Minimum infrastructure

Eletrobras shall present a reference of minimum infrastructure for the operation of the Sectorial Program, such as third-party software that ENBPar shall engage.

V. Information Technology

This section shall provide for the conditions for the rendering of possible information technology services, by Eletrobras to ENBPar, that may have been developed in the context of the Sectorial Program.

If applicable, Eletrobras shall indicate the use by ENBPar, of proprietary systems and bases of Eletrobras that may be required for the operation of the processes to be migrated, until the moment on which ENBPar may assume those bases in its infrastructure. It shall be included any observations about the operation and maintenance of existing systems and bases related to the processes to be migrated during the transition process.

In case of proprietary systems and bases, Eletrobras shall also inform the use and maintenance assignment terms for software designed for the sectorial program. If there are other software, Eletrobras shall deliver a list of technical and operational requirements that support the choice of similar software by ENBPar.

VI. Date Base, Information and Documents

This section shall inform the data base that shall be transferred, from Eletrobras to ENBPar, in the context of the transfer of duties related to the Sectorial Program.

Eletrobras shall provide a list of data base, information and documents that shall be transferred to ENBPar for the operation of Proinfa, as well as operational guidelines for the migration of data, information and documents to the infrastructure of ENBPar.

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VII. Training

This section shall describe the specific trainings about the Sectorial Program that shall be performed by Eletrobras in order to allow ENBPar’s staff to undertake the execution of the migrated activities.

Eletrobras shall detail the trainings that will be performed to the staff of ENBPar about the Sectorial Programs and the prior conditions that shall be observed by that staff (such as third-party platform trainings that may be required for the operation of the Sectorial Program, but that are not exclusively designed for the Sectorial Programs – such as SAP, CCEE, among others).

Trainings that involve systems and processes that are developed internally by Eletrobras shall be given by employees of Eletrobras during the Transition Period. Trainings with respect to platforms of third parties shall be indicated by Eletrobras and engaged directly by ENBPar.

Trainings assume that ENBPar’s staff is familiar with the specific legislation that applies to the Sectorial Program, where it is highlighted the ONS regulation and the rules and proceedings for the commercialization and operational systems of CCEE and ONS.

VIII. Financial remarks

This section shall describe any financial remarks that may apply to the transfer of Sectorial Programs.

It shall be provided, for example, the way of reimbursement to Eletrobras for the costs already incurred with Proinfa and that shall be reimbursed by the Federal Government after the transfer of the Sectorial Program to ENBPar.

Eletrobras shall list the requirements for the issuance of invoices, tax receipts, performance of payments, financial, accounting and budget controls, among others.

IX. Timeline

This section shall set forth the timeline and activities that are attributed to each party, as well as an estimate of the deadline for the completion of each activity.

19

It shall be set forth the date for the transfer of duties (always respecting the Deadline for Transfer), and the requirements and activities that are needed for the compliance with that date.

Date	Responsible	Activities	Estimated duration	Requirements
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]

X. Requirements for the Certificate of Completion

This section shall provide for the requirements for the signing of the Certificate of Completion, as well as the mechanism to certify the satisfaction of those requirements.

It shall be listed all deliverables that are required for the transfer to be considered as completed. The list shall include, for example, the signing of terms for the amendment of the power purchase agreements of Proinfa, the transfer of data base, information and documents, the performance of trainings and, if applicable, the engagement of a service for the independent assessment of the financial and accounting information of the Sectorial Program, in order to assure that the assets and liabilities related thereto comply with the level of risk that is acceptable to ENBPar.

20

SCHEDULE II
GUIDELINES FOR THE TRANSITION PLAN OF BUSA

The Transition Plan shall describe at least the context and legal grounds of the management of BUSA, the instruments to be assigned, the activities to be performed by Eletrobras and later undertaken by ENBPar, the timeline of transfer and the requirements for the signing of the term of completion of transfer.

I. Context and Legal Grounds

This section shall list the legal grounds of the management of BUSA and indicate whether those applicable laws already provide for the transition of operation to ENBPar.

The Assets of the Federal Government Under Management of Eletrobras (“BUSA“) are assets and facilities that were taken or expropriated by the Federal Government with funds of RGR integrated to the assets of the Federal Government under a special regime for the use of public service, and managed by Eletrobras until those assets are (i) sold, (ii) transferred to the management of concessionaires, permissionaires or entities authorized to act in the generation, transmission or distribution of energy, or transferred to the management of the Secretaria de Coordenação e Governança do Patrimônio da União da Secretaria Especial de Desestatização, Desinvestimento e Mercados of the Ministry of Economy, in accordance with the Brazilian Decree-Law No. 1,383, dated December 26, 1974.

Eletrobras shall indicate any pending amendments of laws and regulation that may be required for the transfer of the duties thereunder from Eletrobras to ENBPar, such as the review of Decree-Law No. 1,383/1974 and any need for regulation by means of a Joint Act (Ato Conjunto) of the Secretaria de Coordenação e Governança do Patrimônio da União da Secretaria Especial de Desestatização, Desinvestimento e Mercados of the Ministry of Economy and ANEEL.

II. Assignment and Amendment of Agreements and others Instruments

This section shall list all agreements and others instruments that shall be assigned or amended to replace Eletrobras for ENBPar under those agreement.

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Eletrobras shall list the instruments that need to be amended and the communication plan of the Parties and call for signing of those amendment terms, including:

(i) the consultation to the entities involved, such as CCEE, ANEEL and SPU;

(ii) arrangements and agreements signed between Eletrobras and the state concessionaires of electric energy, with the consent of ANEEL; and

(iii) agreements for the free assignment of use signed between SPU and public entities with the consent of Eletrobras.

When listing those instruments, it shall also be informed any possible disputes involving the agreements of BUSA, the history of defaults, full registration data of the parties and any other material contractual information.

III. Activities and Processes

This section shall detail the activities performed by Eletrobras in the context of the management of BUSA, followed by the mapping of the applicable flows and processes.

Eletrobras shall deliver the manuals of the processes that will be migrated to ENBPar, such as those relating to: (i) management of arrangements and agreements signed between Eletrobras and the state concessionaires of electric energy, with the consent of ANEEL, (ii) management of the agreements for the free assignment of use that were signed between SPU and public entities with the consent of Eletrobras, (iii) technical inspections of all assets for the observation of their status of preservation, (iv) representation in disputes involving BUSA and (v) management of BUSA by means of financial and operational software.

The manuals of processes shall include at least the following items: flow charts, operational processes, reference terms and amounts, targets and indexes, references to manuals and technical notes issued about specific matters of management of BUSA.

IV. Proposed structure

This section shall include a reasonable estimate from Eletrobras with respect to the number of people and type of infrastructure that will be required for the operation of the management of BUSA.

22

Staff

Professional	Title	Duties	Use
1	PS III	ENGINEER	60%
2	PMS IV	ADMINISTRATIVE SUPPORT	60%
3	PMS III	ADMINISTRATIVE SUPPORT	60%
4	PMS IV	ADMINISTRATIVE SUPPORT	60%
5	PS III	MANAGER	60%
6	PS II	ENGINEER	60%
7	PS III	ENGINEER	60%
8	PMS IIII	ADMINISTRATIVE SUPPORT	60%
9	PS III	LAWYER	60%
10	APA PCR II	OPERATIONAL SUPPORT	60%

Note: It was not considered other supporting activities, such as legal, financial and accounting support which may also be needed, as those supporting departments shall also be structured by ENBPar.

Minimum infrastructure

Eletrobras shall present a reference of minimum infrastructure for the operation of the management of BUSA, such as third-party software that ENBPar shall engage.

V. Information Technology

This section shall provide for the conditions for the rendering of possible information technology services, by Eletrobras to ENBPar, that may have been developed in the context of the management of BUSA.

If applicable, Eletrobras shall indicate the use by ENBPar, of proprietary systems and bases of Eletrobras that may be required for the operation of the processes to be migrated, until the moment on which ENBPar may assume those bases in its infrastructure, including specific conditions about the licensing of SIGBUSA. It shall be included any observations about the operation and maintenance of existing systems and bases related to the processes to be migrated during the transition process.

In case of proprietary systems and bases, Eletrobras shall also inform the use and maintenance assignment terms for software designed for the management of BUSA. If there are other software, Eletrobras shall deliver a list of technical and operational requirements that support the choice of similar software by ENBPar.

23

VI. Date Base, Information and Documents

This section shall inform the data base that shall be transferred, from Eletrobras to ENBPar, in the context of the transfer of duties related to the management of BUSA.

Eletrobras shall provide a list of data base, information and documents that shall be transferred to ENBPar for the operation of BUSA, as well as a list of movable assets and real estate under management of Eletrobras.

Eletrobras shall also inform the operational guidelines for the migration of data, information and documents to the infrastructure of ENBPar.

VII. Training

This section shall describe the specific trainings about the management of BUSA that shall be performed by Eletrobras in order to allow ENBPar’s staff to undertake the execution of the migrated activities.

Eletrobras shall detail the trainings that will be performed to the staff of ENBPar about the management of BUSA and the prior conditions that shall be observed by that staff (such as third-party platform trainings that may be required for the operation of the management of BUSA, but that are not exclusively designed for the Sectorial Programs – such as SAP, if applicable).

Trainings that involve systems and processes that are developed internally by Eletrobras shall be given by employees of Eletrobras during the Transition Period. Trainings with respect to platforms of third parties shall be indicated by Eletrobras and engaged directly by ENBPar.

Trainings assume that ENBPar’s staff is familiar with the specific legislation that applies to the management of BUSA.

VIII. Financial remarks

This section shall describe any financial remarks that may apply to the transfer of the management of BUSA, if applicable.

Eletrobras shall list the requirements for the issuance of invoices, tax receipts, performance of payments, financial, accounting and budget controls, among others.

24

IX. Timeline

This section shall set forth the timeline and activities that are attributed to each party, as well as an estimate of the deadline for the completion of each activity.

It shall be set froth the date for the transfer of duties (always respecting the Deadline for Transfer), and the requirements and activities that are needed for the compliance with that date.

Date	Responsible	Activity	Estimated duration	Requirements
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]

X. Requirements for the Certificate of Completion

This section shall provide for the requirements for the signing of the Certificate of Completion, as well as the mechanism to certify the satisfaction of those requirements.

It shall be listed all deliverables that are required for the transfer to be considered as completed. The list shall include, for example, the signing of terms for the amendment of agreements and instruments, the transfer of data base, information and documents listed in the section, the performance of trainings and, if applicable, the engagement of a service for the independent assessment of the financial and accounting information of the management of BUSA, in order to assure that the assets and liabilities related thereto comply with the level of risk that is acceptable to ENBPar.

25

SCHEDULE III
GUIDELINES FOR THE TRANSITION PLAN OF PROCEL

The Transition Plan shall describe at least the context and legal grounds of the program, the instruments to be assigned, the activities to be performed by Eletrobras and later undertaken by ENBPar, the timeline of transfer and the requirements for the signing of the term of completion of transfer.

I. Context and Legal Grounds

This section shall list the legal grounds of the Sectorial Program and indicate whether those applicable laws already provide for the transition of operation to ENBPar.

Eletrobras was responsible for the management of the Procel account, in accordance with the Brazilian Law No. 9,991/2000, and performs the duty of Secretaria-Executiva do Grupo Coordenador de Conservação de Energia Elétrica (“GCCE”) of Procel, with the duties of (i) promoting technical and administrative support to GCCE, (ii) analyzing projects that are presented to it and proposing to GCCE their classification in the lines of support of financing of Procel, (iii) opining on proposals of public and private bodies and entities related to Procel; (iv) following and assessing the activities developed by private and public bodies and entities related to Procel, (v) regulating and overseeing the activities under its responsibility; and (vi) developing and managing a system of information and documentation, in accordance with Decree No. 9,863, dated June 27, 2019.

Eletrobras shall indicate any pending amendments of laws and regulation that may be required for the transfer of the duties thereunder from Eletrobras to ENBPar, such as the revision of Decree No. 9,863/2019 for the change of composition of GCEE and CGEE, preserving the governance of Procel, as well as in other committees and groups of work, such as CGIEE, GT Edificações, GT Motores, etc.

II. Assignment and Amendment of Agreements and other Instruments

This section shall list all agreements and others instruments that shall be assigned or amended to replace Eletrobras for ENBPar under those agreement.

Eletrobras shall list the instruments that will need to be amended and the communication plan of the Parties and call for signing of those amendment terms, including arrangements, agreements and technical cooperation terms, administrative agreements and financial services agreements. In the list of instruments it shall also be informed any possible disputes involving Procel, the history of defaults, full registration data of the agents and any other material contractual information.

26

III. Activities and Processes

This section shall detail the activities performed by Eletrobras in the context of the program, followed by the mapping of the applicable flows and processes.

Eletrobras shall deliver the manuals of the processes that will be migrated to ENBPar, such as those relating to each subprogram of Procel: Reluz, Selo Procel, Educação, Edificações, Indústria, Saneamento, Procel Info, GEM and Marketing.

The manuals of processes shall include at least the following items: flow charts, operational processes, reference terms and amounts, targets and indexes, references to manuals and technical notes issued about specific matters of the program.

IV. Proposed structure

This section shall include a reasonable estimate from Eletrobras with respect to the number of people and type of infrastructure that will be required for the operation of the Sectorial Program.

Staff

Professional	Title	Duties	Use
1	PS I
2	PS II
3	PS II
4	PS III
5	PS III
6	PS III
7	PS III
8	PS III
9	PS III
10	PS III
11	PS III
12	PS III
13	PS III

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14	PS III
15	PS III
16	PS III
17	PS III
18	PS III
19	PS III
20	PS III
21	PS III
22	PS III
23	PS III
24	PS III
25	PS IV
26	PS IV

Note: It was not considered other supporting activities, such as legal, financial and accounting support which may also be needed, as those supporting departments shall also be structured by ENBPar.

Minimum infrastructure

Eletrobras shall present a reference of minimum infrastructure for the operation of the Sectorial Program, such as third-party software that ENBPar shall engage.

V. Information Technology

This section shall provide for the conditions for the rendering of possible information technology services, by Eletrobras to ENBPar, that may have been developed in the context of the Sectorial Program.

If applicable, Eletrobras shall indicate the use by ENBPar, of proprietary systems and bases of Eletrobras that may be required for the operation of the processes to be migrated, until the moment on which ENBPar may assume those bases in its infrastructure. It shall be included any observations about the operation and maintenance of existing systems and bases related to the processes to be migrated during the transition process.

In case of proprietary systems and bases, Eletrobras shall also inform the use and maintenance assignment terms for software designed for the sectorial program. If there are other software, Eletrobras shall deliver a list of technical and operational requirements that support the choice of similar software by ENBPar.

28

VI. Date Base, Information and Documents

This section shall inform the data base that shall be transferred, from Eletrobras to ENBPar, in the context of the transfer of duties related to the Sectorial Program.

Eletrobras shall provide a list of data base, information and documents, including a bibliographic archive, that shall be transferred to ENBPar for the operation of Procel, as well as operational guidelines for the migration of data, information and documents to the infrastructure of ENBPar.

It shall also be included any observations that may apply to the transfer of the website used by the Sectorial Program and transfer of the registers at INPI of related trademarks, as applicable.

VII. Training

This section shall describe the specific trainings about the Sectorial Program that shall be performed by Eletrobras in order to allow ENBPar’s staff to undertake the execution of the migrated activities.

Eletrobras shall detail the trainings that will be performed to the staff of ENBPar about the Sectorial Programs and the prior conditions that shall be observed by that staff (such as third-party platform trainings that may be required for the operation of the Sectorial Program, but that are not exclusively designed for the Sectorial Programs – such as SAP, if applicable).

Trainings that involve systems and processes that are developed internally by Eletrobras shall be given by employees of Eletrobras during the Transition Period. Trainings with respect to platforms of third parties shall be indicated by Eletrobras and engaged directly by ENBPar.

Trainings assume that ENBPar’s staff is familiar with the specific legislation that applies to the Sectorial Program.

VIII. Financial remarks

This section shall describe any financial remarks that may apply to the transfer of Sectorial Programs, if applicable.

It shall be informed any specific condition for the transfer of the Procel Account (Conta Corrente do Procel).

29

Eletrobras shall list the requirements for the issuance of invoices, tax receipts, performance of payments, financial, accounting and budget controls, bank information, among others.

IX. Timeline

This section shall set forth the timeline and activities that are attributed to each party, as well as an estimate of the deadline for the completion of each activity.

It shall be set forth the date for the transfer of duties (always respecting the Deadline for Transfer), and the requirements and activities that are needed for the compliance with that date.

Date	Responsible	Activity	Estimated duration	Requirements
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]

X. Requirements for the Certificate of Completion

This section shall provide for the requirements for the signing of the Certificate of Completion, as well as the mechanism to certify the satisfaction of those requirements.

It shall be listed all deliverables that are required for the transfer to be considered as completed. The list shall include, for example, the signing of terms for the amendment of agreements and instruments, the transfer of data base, information and documents, the performance of trainings and, if applicable, the engagement of a service for the independent assessment of the financial and accounting information of the Sectorial Program, in order to assure that the assets and liabilities related thereto comply with the level of risk that is acceptable to ENBPar.

30

SCHEDULE IV
GUIDELINES FOR THE TRANSITION PLAN OF FINANCINGS WITH FUNDS OF RGR

The Transition Plan shall describe at least the context and legal grounds of the program, the instruments to be assigned, the activities to be performed by Eletrobras and later undertaken by ENBPar, the timeline of transfer and the requirements for the signing of the term of completion of transfer.

I. Context and Legal Grounds

This section shall list the legal grounds of the Sectorial Program and indicate whether those applicable laws already provide for the transition of operation to ENBPar.

Eletrobras is currently responsible for the management of the financing agreements that use funds for the Global Reversion Reserve (Reserva Global de Reversão or “RGR“) and that were signed before November 17, 2016, and Eletrobras shall (i) monthly deliver to CCEE the applicable evidence of the amounts to be delivered to and received by CCEE for the compliance with the financing agreements signed in the context of the Power Development Account (Conta de Desenvolvimento Energético or “CDE”) and RGR, (ii) charge those financing agreements in accordance with the timeline set forth in the applicable sections of each agreement, and (iii) reimburse RGR, no later than five days from the actual payment by the debtor, the funds relating to the amortization, contractual interest fees and credit reserve fees, and, if applicable, default penalties and interest; provided that, as a result of those activities, Eletrobras is entitled to receive a contractual management fee, in accordance with Decree No. 9,022/2017.

Eletrobras shall indicate any pending amendments of laws and regulation that may be required for the transfer of the duties thereunder from Eletrobras to ENBPar.

II. Assignment and Amendment of Agreements and others Instruments

This section shall list all agreements and others instruments that shall be assigned or amended to replace Eletrobras for ENBPar under those agreement.

Eletrobras shall list the instruments that need to be amended and the communication plan of the Parties and call for signing of those amendment terms.

31

When listing those instruments, it shall also inform any possible disputes involving the financial agreements that use funds of RGR, the history of defaults, full registration data of the agents and any other material contractual information.

III. Activities and Processes

This section shall detail the activities performed by Eletrobras in the context of the program, followed by the mapping of the applicable flows and processes.

Eletrobras shall deliver the manuals of the processes that will be migrated to ENBPar, such as the processes for charging, transfer of funds and publishing.

The manuals of processes shall include at least the following items: flow charts, operational processes, reference terms and amounts, targets and indexes, references to manuals and technical notes issued about specific matters of the program.

IV. Proposed structure

This section shall include a reasonable estimate from Eletrobras with respect to the number of people and type of infrastructure that will be required for the operation of the Sectorial Program.

Staff

Professional	Title	Duties	Use
1	Technical Assistant I		50%
2	Technical Assistant 2		10%
3	Manager NH-II		2%

Note: It was not considered other supporting activities, such as legal, financial and accounting support which may also be needed, as those supporting departments shall also be structured by ENBPar.

32

Minimum infrastructure

Eletrobras shall present a reference of minimum infrastructure for the operation of the Sectorial Program, such as third-party software that ENBPar shall engage.

V. Information Technology

This section shall provide for the conditions for the rendering of possible information technology services, by Eletrobras to ENBPar, that may have been developed in the context of the Sectorial Program.

If applicable, Eletrobras shall indicate the use by ENBPar, of proprietary systems and bases of Eletrobras that may be required for the operation of the processes to be migrated, until the moment on which ENBPar may assume those bases in its infrastructure. It shall be included any observations about the operation and maintenance of existing systems and bases related to the processes to be migrated during the transition process.

In case of proprietary systems and bases, Eletrobras shall also inform the use and maintenance assignment terms for software designed for the sectorial program. If there are other software, Eletrobras shall deliver a list of technical and operational requirements that support the choice of similar software by ENBPar.

VI. Date Base, Information and Documents

This section shall inform the data base that shall be transferred, from Eletrobras to ENBPar, in the context of the transfer of duties related to the Sectorial Program.

Eletrobras shall provide a list of data base, information and documents, including a bibliographic archive, that shall be transferred to ENBPar for the operation of Procel, as well as operational guidelines for the migration of data, information and documents to the infrastructure of ENBPar.

VII. Training

This section shall describe the specific trainings about the Sectorial Program that shall be performed by Eletrobras in order to allow ENBPar’s staff to undertake the execution of the migrated activities.

Eletrobras shall detail the trainings that will be performed to the staff of ENBPar about the Sectorial Programs and the prior conditions that shall be observed by that staff (such as third-party platform trainings that may be required for the operation of the Sectorial Program, but that are not exclusively designed for the Sectorial Programs – such as SAP, if applicable).

33

Trainings that involve systems and processes that are developed internally by Eletrobras shall be given by employees of Eletrobras during the Transition Period. Trainings with respect to platforms of third parties shall be indicated by Eletrobras and engaged directly by ENBPar.

Trainings assume that ENBPar’s staff is familiar with the specific legislation that applies to the Sectorial Program.

VIII. Financial remarks

This section shall describe any financial remarks that may apply to the transfer of Sectorial Programs, if applicable.

Eletrobras shall list the requirements for the issuance of invoices, tax receipts, performance of payments, financial, accounting and budget controls, bank information, among others.

IX. Timeline

This section shall set forth the timeline and activities that are attributed to each party, as well as an estimate of the deadline for the completion of each activity.

It shall be set forth the date for the transfer of duties (always respecting the Deadline for Transfer), and the requirements and activities that are needed for the compliance with that date.

Date	Responsible	Activity	Estimated duration	Requirements
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]

X. Requirements for the Certificate of Completion

This section shall provide for the requirements for the signing of the Certificate of Completion, as well as the mechanism to certify the satisfaction of those requirements.

34

It shall be listed all deliverables that are required for the transfer to be considered as completed. The list shall include, for example, the signing of terms for the amendment of agreements and instruments, the transfer of data base, information and documents listed in the section, the performance of trainings and, if applicable, the engagement of a service for the independent assessment of the financial and accounting information of the Sectorial Program, in order to assure that the assets and liabilities related thereto comply with the level of risk that is acceptable to ENBPar.

35

SCHEDULE V
GUIDELINES FOR THE TRANSITION PLAN OF “MAIS LUZ PARA A AMAZÔNIA” PROGRAM AND “LUZ PARA TODOS” PROGRAM

The Transition Plan shall describe at least the context and legal grounds of the program, the instruments to be assigned, the activities to be performed by Eletrobras and later undertaken by ENBPar, the timeline of transfer and the requirements for the signing of the term of completion of transfer.

I. Context and Legal Grounds

This section shall list the legal grounds of the Sectorial Program and indicate whether those applicable laws already provide for the transition of operation to ENBPar.

Eletrobras was indicated by the Ministry of Mines and Energy to operate MLA program, in accordance with Order (Portaria) No. 86, dated March 9, 2020, and it should be a party to the commitments and agreements for the operation of the program, in accordance with the Program Operation Manual (Manual de Operacionalização do Programa).

Eletrobras was also indicated by the Ministry of Mines and Energy to operate LPT program, in accordance with Order (Portaria) No. 175, dated May 17, 2018, and it is a party to the commitments, cooperation agreements and operation agreements and intervening party to financing agreements. Eletrobras is also responsible for delivering to the Electric Energy Commercialization Chamber (Câmara de Comercialização de Energia Elétrica or “CCEE”) evidence of the amounts to be transferred and received for the compliance with the program, in accordance with Decree No. 9,022/2017.

Eletrobras shall indicate any pending amendments of laws and regulation that may be required for the transfer of the duties thereunder from Eletrobras to ENBPar.

II. Assignment and Amendment of Agreements and others Instruments

This section shall list all agreements and others instruments that shall be assigned or amended to replace Eletrobras for ENBPar under those agreement.

Eletrobras shall list the instruments that need to be amended and the communication plan of the Parties and call for signing of those amendment terms, including the commitment terms between the Ministry of Mines and Energy and the executing agents, which have Eletrobras, ANEEL and CCEE as intervening parties.

36

When listing those instruments, it shall also inform any possible disputes involving the MLA and LPT programs, the history of defaults, full registration data of the agents, system of management of data base of MLA and LPT programs, standards for the performance of technical-financial analyses of work programs presented by executing agents and any other material contractual information.

III. Activities and Processes

This section shall detail the activities performed by Eletrobras in the context of the program, followed by the mapping of the applicable flows and processes.

Eletrobras shall deliver the manuals of the processes that will be migrated to ENBPar.

The manuals of processes shall include at least the following items: flow charts, operational processes, reference terms and amounts, targets and indexes, references to manuals and technical notes issued about specific matters of the program.

IV. Proposed structure

This section shall include a reasonable estimate from Eletrobras with respect to the number, classification and habilitation of people and type of infrastructure that will be required for the operation of the Sectorial Program.

Staff

Professional	Title	Duties	Use
1	PMO II
2	PMO II
3	PS III
4	PS II
5	PS II
6	PS II
7	PS II
8	PS III
9	PS III
10	PS III
11	PS III

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12	PS III
13	PS III
14	PS III
15	PS III
16	PS III
17	PS IV
18	PS IV
19	PS IV
20	PS IV
21	PS IV
22	PS IV

Note: It was not considered other supporting activities, such as legal, financial and accounting support which may also be needed, as those supporting departments shall also be structured by ENBPar.

The financial department performs a material duty when operating the Programs, since it is responsible for the delivery of accounts and the process of termination of credit under the agreements. For those activities of support to the execution of programs, the department provides 5 partial-time employees, 3 of which are employees with 75% of participation and 2 with 50% of participation.

With respect to the Information Technology department, in order to perform the operation agent duties, Eletrobras developed and provides support to several technological tools for the management of the programs.

Minimum infrastructure

Eletrobras shall present a reference of minimum infrastructure for the operation of the Sectorial Program, such as third-party software that ENBPar shall engage.

V. Information Technology

This section shall provide for the conditions for the rendering of possible information technology services, by Eletrobras to ENBPar, that may have been developed in the context of the Sectorial Program.

If applicable, Eletrobras shall indicate the use by ENBPar, of proprietary systems and bases of Eletrobras that may be required for the operation of the processes to be migrated, until the moment on which ENBPar may assume those bases in its infrastructure. It shall be included any observations about the operation and maintenance of existing systems and bases related to the processes to be migrated during the transition process.

38

In case of proprietary systems and bases, Eletrobras shall also inform the use and maintenance assignment terms for software designed for the sectorial program. If there are other software, Eletrobras shall deliver a list of technical and operational requirements that support the choice of similar software by ENBPar.

VI. Date Base, Information and Documents

This section shall inform the data base that shall be transferred, from Eletrobras to ENBPar, in the context of the transfer of duties related to the Sectorial Program.

Eletrobras shall provide a list of data base, information and documents, including a bibliographic archive, that shall be transferred to ENBPar for the operation of Procel, as well as operational guidelines for the migration of data, information and documents to the infrastructure of ENBPar.

VII. Training

This section shall describe the specific trainings about the Sectorial Program that shall be performed by Eletrobras in order to allow ENBPar’s staff to undertake the execution of the migrated activities.

Eletrobras shall detail the trainings that will be performed to the staff of ENBPar about the Sectorial Programs and the prior conditions that shall be observed by that staff (such as third-party platform trainings that may be required for the operation of the Sectorial Program, but that are not exclusively designed for the Sectorial Programs – such as SAP, if applicable).

Trainings that involve systems and processes that are developed internally by Eletrobras shall be given by employees of Eletrobras during the Transition Period. Trainings with respect to platforms of third parties shall be indicated by Eletrobras and engaged directly by ENBPar.

Trainings assume that ENBPar’s staff is familiar with the specific legislation that applies to the Sectorial Program and are able to perform works in the area of electric risks and in remote areas and that they are already trained in NR-10 provided by ENBPar itself.

VIII. Financial remarks

This section shall describe any financial remarks that may apply to the transfer of Sectorial Programs, if applicable.

39

Eletrobras shall list the requirements for the issuance of invoices, tax receipts, performance of payments, financial, accounting and budget controls, bank information, among others.

IX. Timeline

This section shall set forth the timeline and activities that are attributed to each party, as well as an estimate of the deadline for the completion of each activity.

It shall be set forth the date for the transfer of duties (always respecting the Deadline for Transfer), and the requirements and activities that are needed for the compliance with that date.

Date	Responsible	Activity	Estimated duration	Requirements
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]

X. Requirements for the Certificate of Completion

This section shall provide for the requirements for the signing of the Certificate of Completion, as well as the mechanism to certify the satisfaction of those requirements.

It shall be listed all deliverables that are required for the transfer to be considered as completed. The list shall include, for example, the signing of terms for the amendment of agreements and instruments, the transfer of data base, information and documents listed in the section, the performance of trainings and, if applicable, the engagement of a service for the independent assessment of the financial and accounting information of the Sectorial Program, in order to assure that the assets and liabilities related thereto comply with the level of risk that is acceptable to ENBPar.

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SCHEDULE VI
MODELO DE TERMO DE CESSÃO CONTRATUAL

(This schedule provides indication of the standard sections for the assignment of contractual position, and shall be adjusted to reflect each instrument to be assigned by Eletrobras to ENBPar)

ASSIGNMENT TERM OF [INSTRUMENT]

By this private instrument, the parties:

(1)	[PARTIES AND INTERVENING PARTIES];

(2)	CENTRAIS ELÉTRICAS BRASILEIRAS S.A., a company of mixed capital (sociedade de economia mista), enrolled with the CNPJ/ME under No. 00.001.180/0001-26, with its head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, No. 196, city center, Zip Code 20090-070, hereby duly represented pursuant to its bylaws (“Assignor”); and

Hereinafter jointly referred to as “Parties” and, individually, as “Party”;

(3)	EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM ENERGIA NUCLEAR E BINACIONAL S.A., a state-owned company, enrolled with the CNPJ/ME under No. 43.913.162/0001-23, with its head office in the city of Brasília, Federal District, at Esplanada dos Ministérios, block U, ground floor, Zip Code 70065-900, hereby duly represented pursuant to its bylaws (“Assignee”);

WHEREAS:

(A)	[History of the agreement and previous amendments];
(B)	The Assignee is a state-owned company linked to the Ministry of Mines and Energy, which was incorporated pursuant to the Brazilian Law No. 14,182/2021, for the purpose of, among others, keep the rights and obligations relating to the sectorial programs, including Proinfa and its extension, the Procel account, the management of financings that use the funds of RGR signed before November 17, 2016 and the management of BUSA set forth in the Decree-Law No. 1,383, dated December 26, 1974;
(C)	Decree No. 10,791/2021 sets forth that the duties related to those sectorial programs shall be undertaken by ENBPar within twelve (12) months from the date when the shareholders’ meeting confirming the capital increase of Eletrobras has occurred as a result of its privatization process;

41

(D)	Resolution No. 203/2021 of the Board of Investment Partnerships Program (Conselho do Programa de Parcerias de Investimentos), which approved the operational model, adjustments and conditions for the privatization da Eletrobras in the context of the National Privatization Program (Programa Nacional de Desestatização), provides for the operational transfer of the sectorial programs, including LPT and MLA, shall occur within twelve (12) months from the liquidation of the Global Offer provided in Law No. 14,182/2021, and that, among other provisions, the agreements related to sectorial programs, as well as to LPT and MLA, shall be assigned and amended to formalize the succession of the Assignor by the Assignee;
(E)	The Global Offer was completed on [●], and the Assignor and Assignee are currently in a transition period with respect to the duties related to the sectorial programs;
(F)	The Assignor intends to assign and transfer the Agreement and its contractual position in the Agreement to the Assignee, and the Assignee intends to undertake the position of the Assignor in the Agreement;
(G)	The remaining Parties agree with the assignment and transfer of the Agreement and the contractual position of the Assignor to the Assignee;
(H)	The Parties agree to enter into this instrument for the assignment of the agreement, and its effectiveness is subject to a suspensive condition as set forth in this instrument.

Therefore, based on the foregoing, the Parties decide to enter into this Term of Assignment of [Instrument] (“Assignment Term”), which shall be governed and interpreted in accordance with the following terms and conditions:

1	PURPOSE1.1The purpose of this Assignment Term is to provide for the assignment and transfer of the Agreement and the contractual position of the Assignor under the Agreement to the Assignee, subject to the Suspensive Condition set forth in Section 2.2.
1.2	As a result of the aforementioned assignment and transfer, the Assignee, with the express consent of the other Parties, will replace the Assignor in its contractual position under the Agreement, and will irrevocably and irreversibly undertake all rights, obligations and liabilities of the Assignor that may have been agreed with the other Parties in the Agreement. As a result, all references to the Assignor in the Agreement shall be understood as references to the Assignee, after the satisfaction of the Suspensive Condition and actual assignment and transfer.

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1.3	Also as a result of the assignment and transfer, the Parties grant full, irreversible and irrevocable release to the Assignor for all rights and obligations arising from the Agreement since the beginning of its effectiveness until the date hereof, including with respect to the amounts paid by the Assignor to the other Parties, at any title, and thereafter those rights and obligations and any and all legal relationship or event of any nature arising from acts or legal transactions arising from the civil relationship between the Assignor and the other Parties of the Agreement are hereafter terminated, and the other Parties hereby agree that there are no claims, interest or intention that may justify any dispute in any jurisdiction against the Assignor, and nothing else may therefore be claimed against the Assignor, in the present or in the future, at any title.
2	EFFECTIVENESS2.1As from the satisfaction of the Suspensive Condition of this Assignment Term, the Assignee is liable for all obligations and rights arising from the Agreement that were originally attributed to the Assignor.
2.2	This Assignment Term will be in effect as from the date of completion of the transfer of the management of the sectorial program [●], by means of the signing, by Assignor and Assignee, of a certificate of transfer, which shall be broadly disclosed by ENBPar in its website (“Suspensive Condition”).
3	COMMUNICATIONS3.1All communications set forth in this Agreement with respect to the contractual position undertaken by the Assignee shall be made in writing and delivered by means of express delivery, e-mail or registered mail with proof of receipt, to the following addresses:

If to ENBPar:

Address: Esplanada dos Ministérios, block U, ground floor, Brasília – DF, Zip Code 70065-900

E-mail: [●]

Telephone: ([●]) [●]

Attn.: [●]

4	MISCELLANEOUS4.1All other terms and conditions of the Agreement which are not expressly amended as a result of this Assignment Term (including expressly the dispute resolution section set forth in the Agreement) shall remain in full force and effect and are hereby confirmed, and those terms and conditions shall be complied with by the Assignee and other Parties (except for the Assignor) in accordance with the terms and conditions of the Agreement.

In witness whereof, the Parties enter into this Agreement in three (3) counterparts of same content and form, in the presence of the two (2) witness identified below.

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(City, date and signatures)

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SCHEDULE VII
TEMPLATE OF CERTIFICATE OF TRANSFER

CEERTIFICATE OF TRANSFER OF [NAME OF THE SECTORIAL PROGRAM]

We hereby certify that the Transition Plan and transfer of [NAME OF THE SECTORIAL PROGRAM], as set forth in the Agreement for the Transition and Transfer of Management of Sectorial Programs entered into by and between Centrais Elétricas Brasileiras S.A. – Eletrobras and Empresa Brasileira de Participações em Energia Nuclear and Binacional S.A. – ENBPar, on [•] ("Agreement"), was duly completed on the date hereof, after verification of all requirements for the completion of the transfer of the aforementioned program in accordance with the applicable plan.

It is hereby agreed that, as from the date hereof, ENBPar is the sole responsible for the management of such sectorial program.

[City], [date].

________________________________________________________________
CENTRAIS ELÉTRICAS BRASILEIRAS S.A.
Name: [●]
Title: [●]

________________________________________________________________
EMPRESA BRASILEIRA DE PARTICIPAÇÕES EM
ENERGIA NUCLEAR E BINACIONAL S.A.

Name: [●]
Title: [●]

45

TECHNICAL NOTE	31.12.2021 PR-005/2021

SUBJECT: Transition of the management of government programs from Eletrobras to ENBpar.

REFERENCES:

CPPI Resolution No. 203 of October 14, 2021; Law No. 14,182 of July 13, 2021; Decree No. 10,791/2021 of September 10, 2021; Law No. 10,438 of April 26, 2002; Ordinance No. 556/GM/MME of October 6, 2021.

1. PURPOSE:

This Technical Note aims at presenting the main aspects of the SECTORAL PROGRAM MANAGEMENT TRANSITION AND TRANSFER AGREEMENT to be entered into by and between Eletrobras, and ENBpar with the Federal Government as an intervening-consenting party, herein represented by the Ministry of Mines and Energy, to support the decision-making process of the Shareholders’ Meeting that shall assess such transaction.

2. BACKGROUND:

Eletrobras is a publicly-held, state-owned company with shares in three stock exchanges (São Paulo, New York, and Madrid) and in the US stock market (NYSE), where its shares are traded since 2008.

Eletrobras is currently in preparation for capitalization under Law No. 14,182 of July 13, 2021, as a result of Conversion Bill PLV 7/2021 and Provisional Measure No. 1,031.

According to Law No. 14,182 of July 13, 2021, some activities predominantly related to Public Policies shall be transferred from Eletrobras to a new State-owned company yet to be established.

Article 9 of Law No. 14,182 of July 13, 2021:

Article 9. For purposes of the provisions in item I of the main section of article 3 of this Law, the Federal Government is hereby authorized to create a public-private company or governmental entity, in case the companies are not under its direct control.

Paragraph 1. The public-private company or governmental entity referred to in the main section of this article shall:

I – keep the operation of nuclear power plants under the control of the Federal Government, pursuant to item V of the main section of  art. 177 of the Federal Constitution;

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II – maintain the ownership of the capital stock and the acquisition of electricity services provided by Itaipu Binacional by a federal public agency or entity, to comply with the provisions in the Treaty between the Federative Republic of Brazil and the Republic of Paraguay for the Use of the Water Resources of the Paraná River for Hydroelectric Purposes, Resources which are Held in Condominium by Both Countries, from and Including Salto Grande de Sete Quedas or Salto de Guairá to the Mouth of the Iguaçu River, enacted by Decree No. 72,707 of August 28, 1973;

III – manage credit facility agreements that use funds from the Global Reversal Reserve (RGR) entered into up to November 17, 2016, and manage assets of the Federal Government managed by Eletrobras as provided for in Decree Law No. 1,383 of December 26, 1974, and keep rights and obligations related to the Incentive Program For Alternative Energy Sources (Proinfa) and its extension; and

IV – manage the checking account referred to as National Program for Energy Conservation (Procel), as provided for in Law No. 9,991 of July 24, 2000.

Paragraph 2. Eletronuclear is hereby authorized to include in its purposes those set forth in ¶ 1 of this Article in case the Federal Government does not create the governmental entity or public-private company referred to in the main section of this article.

Paragraph 3. The public-private company or governmental entity referred to in the main section of this article is hereby authorized to associate with the Electric Energy Research Center – Cepel.

Decree No. 10,791/2021 of September 10, 2021 was published in the Federal Official Gazette to create Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar. The new state-owned company, established as a result of the Eletrobras capitalization process, as provided for in Law No. 14,182/2021, was designed as a holding company model.

Article 2 of Decree No. 10,791 of September 10, 2021 indicates the activities that shall be transferred from Eletrobras to ENBpar.

“Article 2. ENBpar, as provided for in art. 9 of Law No. 14,182 of July 12, 2021, shall:

I – keep the operation of nuclear power plants under the control of the Federal Government;

II – maintain the ownership of the capital stock and the acquisition of electricity services provided by Itaipu Binacional by a federal public agency or entity, to comply with the provisions in the Treaty between the Federative Republic of Brazil and the Republic of Paraguay for the Use of the Water Resources of the Paraná River for Hydroelectric Purposes, Resources which are Held in Condominium by Both Countries, from and including Salto Grande de Sete Quedas or Salto de Guairá to the Mouth of the Iguaçu River, enacted by Decree No. 72,707 of August 28, 1973;

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III – manage credit facility agreements that use funds from the Global Reversal Reserve (RGR) entered into up to November 17, 2016;

IV – manage the assets of the Federal Government managed by Centrais Elétricas Brasileiras S.A. – Eletrobras, as provided for in Decree-Law No. 1,383 of December 26, 1974;

V – manage the checking account referred to as National Program for Electric Energy Conservation (Procel), as provided for in Law No. 9,991 of July 24, 2000; and

VI – manage the agreements for trading the electricity generated by the undertakings contracted under the Incentive Program for Alternative Energy Sources (Proinfa), as provided for in Law No. 10,438 of April 26, 2002.

Sole paragraph. The powers referred to in items III to VI of the main section shall be undertaken by ENBpar within twelve months of the date of the meeting for ratification of the result of the increase in the capital stock of Eletrobras, referred to in ¶ 1 of art. 1 of Law No. 14,182 of 2021.“

Additionally, Ordinance No. 556/GM/MME of October 6, 2021 defined the appointment of ENBpar as Operator of the National Program for Universalization of the Access and Use of Electric Energy (“LUZ PARA TODOS” [“Light for All”]) and the National Program for Universalization of the Access and Use of Electric Energy in the Legal Amazon (Mais Luz para a Amazônia [More Light for the Amazon]), whose powers shall be undertaken within up to twelve months of the date of the meeting of ratification of the result of the increase in the capital stock of Centrais Elétricas Brasileiras S.A. – Eletrobras.

Within the scope of the Board of the Investment Partnership Program – CPPI, among the resolutions issued, Resolution No. 203 of October 14, 2021, which addressed the operational method, adjustments, and conditions for privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras under the National Privatization Program (PND), was published. Article 11, items XIV and XV, reproduced below, presented guidelines with respect to the transition process of the Government Programs and some activities that shall be transferred from Eletrobras to ENBpar.

“XIV – Eletrobras shall continue to manage, for the transition period of up to twelve months of the settlement date of the Global Public Offering, the trading agreements under the Incentive Program for Alternative Energy Sources (Proinfa), the checking account referred to as National Program for Electric Energy Conservation (Procel), the credit facility agreements that use funds from the Global Reversal Reserve (RGR), the Mais Luz para a Amazônia and Luz para Todos programs, and the assets of the Federal Government as provided for in Decree-Law No. 1,383 of December 26, 1974;

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XV – execution by and between ELETROBRAS and ENBpar of an agreement governing the operational transition of the management of the activities and the assignment of the agreements referred to in item XIV of the main section, as well as the assumption, by ELETROBRAS, free of charge, of the commitment to provide support and assistance to ENBpar for management of these activities, including training personnel, making databases and information available;“

3. ASPECTS OF THE TRANSFER OF ACTIVITIES AND GOVERNMENT PROGRAMS FROM ELETROBRAS TO ENBPAR

As provided for in Law No. 14,182/2021, in Decree No. 10,791 of September 10, 2021, in Ordinance No. 556/GM/MME of October 6, 2021, in CPPI Resolution No. 203 of October 14, 2021, regardless of the order of the foregoing documents, Eletrobras shall transfer the following activities to ENBpar:

Management of the following activities and government programs within 12 months of the date of the meeting of ratification of the result of the increase in the capital stock of Eletrobras:

i.      National Program for Electric Energy Conservation (Procel);

ii.      Incentive Program for Alternative Energy Sources (Proinfa);

iii.      Luz Para Todos Program (LPT);

iv.      Mais Luz para a Amazônia Program (MLA);

v.      Management of the Global Reversal Reserve (RGR) agreements entered into up to 2016;[1]

vi.      BUSA – Management of the assets of the Federal Government managed by Centrais Elétricas Brasileiras S.A. – Eletrobras, as provided for in Decree-Law No. 1,383 of December 26, 1974;

On the other hand, it is also important to add that, based on the reading of the applicable laws and regulations, it can be concluded that the activities/processes listed below shall be transferred to ENBpar soon after the meeting for ratification of the result of the increase in the capital stock of Eletrobras. Accordingly, the following are not the subject matter of this agreement under analysis:

[1] RGR remaining agreements.

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i.      Trading of the electricity generated by the Itaipu hydro power plant;

ii.      Maintenance of the ownership of the capital stock of Itaipu Binacional;[2]

iii.      It is important to note that the activities related to the disposal of assets of Itaipu Binacional, developed by Eletrobras, pursuant to the Treaty and Internal Regulations of Itaipu, despite not being explicitly listed in the instruments that defined the transfer of the responsibility for the activities to ENBpar, were taken into account among the activities to be transferred to that company in this Technical Note;

iv.      Being the majority partner in Eletronuclear/nuclear power plants.[3]

Finally, it is important to note that ENBpar shall be equipped with the processes, systems, and personnel for the development of these activities that, according to the prevailing instruments, shall be transferred to that company immediately after the Eletrobras capitalization process is completed.

4. STATUS OF THE SECTORAL PROGRAMS THAT SHALL BE TRANSFERRED TO ENBPAR

Eletrobras is equipped with the apparatus of personnel, processes, and systems required for the development of the activities inherent to being a holding company and responsible for the implementation of the Government programs.

We emphasize that over years of work in the processes and programs that shall be transferred to ENBpar, the Eletrobras professionals acquired high experience, which has been decisive for the success of the management of these programs and processes.

Personnel

Eletrobras currently has about 82 professionals that work directly in the management of the Government Programs. As described in the table below, these Eletrobras workers, in most cases, are 100% assigned to the implementation of these Programs:

Program/Process
Procel	26
LPT e MLA	22
PROINFA	19
BUSA	10
RGR	5
Grand Total	82

[2] There shall be a specific agreement that shall address the return of the capital stock of Itaipu to Eletrobras.

[3] There shall be several documents and agreements that shall address the transfer of the controlling interest of Eletronuclear to ENBpar, as well as the partnership of ENBpar with Eletrobras in Eletronuclear.

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It is important to note that the chart above does not account for services provided by other supporting areas.

The areas operating directly in the management of the Sectoral Programs are supported by other areas inside the company, which, at some time during the process, provide services.

Procel

Area	Apportionment %	Number of professionals
Contracts	40%	6
Legal	20%	5
Communication	10%	4
Financial	5%	2
Information Technology (IT)	2%	2

Luz Para Todos e Mais Luz para Amazônia

Area	Apportionment %	Number of professionals
Financial	75%	3
Financial	50%	2

PROINFA

Area	Apportionment %	Number of professionals
Advisory Legal Department	6.75%	6
Internal Audit	4.35%	12
General Accounting	7.07%	7
Tax and Fiscal Planning	4.64%	4
Financial Transactions and Insurance	16.49%	9
Shared Services Center (CSC) Assigned Personnel – Finance	2.09%	10
Electricity Trading	10.00%	2

BUSA

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It is supported by areas such as Expansion and Implementation; Environment; Operating and Maintenance (O&M), and Modernization of Generation; Accounting; Shared Services Center; Information Technology; Advisory Legal Department and Litigation; Acquisition, and Contract Planning.

RGR

It is supported by areas such as Accounting and the Legal Department – On demand.

Processes and Systems

Eletrobras processes are properly designed according to its own method. ENBpar shall evaluate the relevance of using the designs that shall be provided to it by Eletrobras, or even of any details, as it deems convenient.

The sectoral Programs use several systems for management, as shown by the examples listed below:

Procel: “Clarity” (CA PPM); SAP R3.

LPT and MLA: Distribution Modular Cost System (SMD); Technical and Budget Analysis System (ATO); Project Management System for the Luz para Todos Program (LPT System); Accountability Module (PCP).

Proinfa: SAP and a Trading Program in implementation stage;

BUSA: Computerized System for Management of Assets of the Federal Government Managed by Eletrobras (SIGBUSA) (developed by Eletrobras); Citrix Workspace; Microsoft 365 Apps for Large Companies – Power BI.

RGR: FER System – internally developed in Eletrobras.

As we can see, self-owned systems and licensed systems owned by third parties are used, including the integrated management system, which is SAP for Eletrobras and, as for ENBpar, the company shall choose its system, as well as customize it for use.

Main quantitative information on the Sectoral Programs are listed in a brief summary below:

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TECHNICAL NOTE	31.12.2021 PR-005/2021

Programs	Direct MO	Supporting Areas	Volume
PROCEL	26	Legal Department; Contracts; Financial Department;	Projects: 84 in progress; 30 under contract; 32 expected; and 57 terminated.
Funds: BRL10.0 million (average 2018 to 2021).
Cost: BRL10.2 million (average 2018 to 2021).
LPT and MLA	22	Financial Department; IT; and Presidency	Agreements: 19 agreements in progress; 19 in termination.
Programs: 4 under contract; 7 expected; 4 under analysis;
Funds: BRL13.7 million (average 2017 to 2020).
Cost: BRL13.4 million (average 2017 to 2020).
PROINFA	19 – Partial assignment	Trading; Financial Department; Accounting; Legal Department; and Audit	PROINFA: 140 agreements
Estimated Revenue 2022 – BRL6.5 Bi
Estimated Expense 2022 – BRL 6.5 Bi
BUSA	10 – Partial assignment	Generation;	BUSA: 1994 Assets
		Accounting; IT; Legal Department; Treasury; and Supplies	Expenses Reimbursed: BRL 13,1 million (17 to 21)
To be reimbursed: 5.9 million (2021/2022)
RGR	5 – Partial assignment	Treasury; Accounting; Legal Department	Credit Facility Agreements: 51
Management fee received: 2% per annum on the outstanding balance of the agreements.
Expenses: Basically with personnel.

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5. ASPECTS OF THE SECTORAL PROGRAM MANAGEMENT TRANSITION AND TRANSFER AGREEMENT EVALUATED BY ELETROBRAS’ GENERAL MEETING

CPPI Resolution No. 203 of October 14, 2021, in addition to addressing the continuous management by ELETROBRAS during the transition period of up to twelve months of the settlement date of the Global Public Offering, of the Government Programs listed in its item XIV of article 11, addressed in item XV a guideline with respect to the execution by and between Eletrobras and ENBpar, of an agreement governing the operational transition of the management of the activities and assignment of the agreements referred to in item XIV of such resolution, as well as the assumption, by ELETROBRAS, free of charge, of the commitment to provide support and assistance to ENBpar for management of these activities, including training personnel, making databases and information available. Thus, the agreement evaluated in this Technical Note is hereby supported.

It is an agreement to be entered into by and between Eletrobras and ENBpar with the FEDERAL GOVERNMENT as an intervening-consenting party, herein represented by the Ministry of Mines and Energy – MME.

Such Agreement comprises the rules and definition of the procedures to be observed in the Sectoral Program transition process, which summary we now describe below:

•     Considering that they include the background and legal basis for the settlement of the Agreement;

The subject matter of the agreement is to provide for the rules that shall be observed throughout the entire period until the effective transfer, by Eletrobras to ENBpar, of the powers related to: (i) management of all electricity trading agreements in effect entered into under the Incentive Program for Alternative Energy Sources (“Proinfa”), (ii) management of the Assets of the Federal Government managed by Eletrobras (“BUSA”) expropriated and taken over with funds from the Global Reversal Reserve (“RGR”) and management of all partnerships, and agreements in effect related to the BUSA; (iii) management of the National Program for Energy Conservation (“Procel”) checking account and management of all administrative, financial, consulting, and engineering service agreements, technical and financial cooperation partnerships, technical cooperation term sheets, and technical cooperation agreements in effect entered into under the Procel and its subprograms, (iv) management of all credit facility agreements that use funds from the RGR entered into up to November 17, 2016, (v) implementation of the Mais Luz para a Amazônia Program (“MLA”) and management of all term sheets and implementation agreements in effect and those in termination of credit under the MLA, and (vi) implementation of the Luz para Todos Program (“LPT”) and management of all term sheets, technical cooperation agreements, implementation agreements, and credit facility agreements in effect and those in termination of credit entered into under the LPT.

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•     Other definitions:

•	Services, duties, or responsibilities of each Sectoral Program and the management of the BUSA shall be performed according to the applicable laws and regulations until the transition is completed;

•	The duty of the parties to enter into instruments of assignment and/or amendments to agreements in effect to which Eletrobras is a party or intervening consenting party, substantially in the form of Annex VI – Form of Assignment Agreement, in order to effect the transfer of the Sectoral Programs and of the management of the BUSA, and transfer such agreements to ENBpar, according to the planned schedule in the corresponding Transition Plan.

•     Definition of the Effective Period until (i) the transfer of the management of all Sectoral Programs and BUSA to ENBpar is effectively completed, upon the issuance of all Certificates of Transfer Completion, or (ii) the Transfer Deadline, whichever is the earlier (“Effective Period”).

•     Definition that the transfer of the management of each Sectoral Program and the BUSA shall be completed within twelve (12) months.

•	Transition process governance, which involves, among others aspects:

o	The establishment of a Transition Committee, its roles, and responsibilities presided over by one of the representatives appointed by Eletrobras (“Chairman of the Committee”); and

o	The establishment of a specific Working Group for the transition of the Sectoral Programs by each Party; its responsibilities and report frequency.

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•	Determination of the creation of Transition Plans according to certain requirements, specific to each Sectoral Program and BUSA, within 30 days of the start date of the transition;

•	Details of the free provision of training and current databases and information during the Transition Period.

•	The definition of a TRANSFER CERTIFICATE to be prepared with a series of requirements and procedures so that the Programs are effectively deemed transferred, which includes the contract on the part of ENBpar of Assurance services, regardless of accounting and financial information of the Sectoral Programs, aiming at ensuring combined assets and liabilities are at a risk level acceptable for ENBpar;
•	Eletrobras obligations related to terms for the appointment of members of the Transition Committee, organization of Working Groups, in addition to reasonable support and assistance to ENBpar for full assumption of each activity referred to in this agreement, including the training of personnel and the provision of current databases, information, documents, and manuals, in addition to complying with the provisions in the Transition Plan, among others.
•	ENBpar obligations related to terms for appointment of members of the Transition Committee, organization of Working Groups, their internal organization, aiming at transferring activities and complying with the provisions in the Transition Plan, among others.
•	Eletrobras’ responsibilities for the management of Sectoral Programs and the BUSA until the issuance of the Transfer Certificate and definition that Eletrobras shall continue to be entitled to the financial support for the management of the Sectoral Programs and the BUSA as provided for in the laws and regulations applicable to each Sectoral Program and to management of the BUSA, as applicable, with no payments due by ENBpar.
•	Conflict resolution clause, in addition to other protective elements typical of agreements such as this.
•	Annexes I to V addressing the Guidelines FOR THE TRANSITION PLAN Of each Sectoral Program and the BUSA, to be prepared and sent by Eletrobras to ENBpar within 30 days of the Transition Start Date with the following structure:

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I. Context and Legal Grounds:

•	This section shall list the legal grounds that provide for the Sectoral Program and indicate whether the referred laws and regulations already reflect the transition to implementation by ENBpar.

II. Assignment and Amendments to Agreements and other Instruments:

•	This section shall list all agreements and other instruments that shall need to be assigned or amended to replace the contract position of Eletrobras with ENBpar.

III. Activities and Processes:

•	This section shall detail the activities developed by Eletrobras under the program, and accompanied by the mapping of flows and processes.

IV. Suggested structure, staff, and minimum infrastructure:

•	This section shall include a reasonable estimate of Eletrobras the number of people and the type of infrastructure required for the implementation of the Sectoral Program.

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V. Information Technology:

•	This section shall set forth the conditions for the provision of occasional information technology services by Eletrobras to ENBpar that have been developed under the Sectoral Program.

VI. Databases, Information, and Documents:

•	This section shall provide for the databases that shall be transferred from Eletrobras to ENBpar in the context of the transfer of the Sectoral Program powers.

VII. Training:

•	This section shall describe the specific training on the Sectoral Program that shall be held by Eletrobras so that ENBpar employees are eligible to undertake the development of the activities transferred.

VIII. Financial considerations:

•	This section shall describe any financial considerations regarding the Sectoral Program transfer.

IX. Schedule:

•	This section shall set forth the schedule and the activities under the responsibility of each party, as well as an estimated term for the completion of each activity.

X. Requirements for the Certificate of Completion:

•	This section shall provide for the requirement for the signature of the Certificate of Completion, as well as the mechanism of proof of completion of these requirements.
•	Annex VI “FORM OF ASSIGNMENT AGREEMENT”, presents standard clauses for the assignment of contracts, which shall be adapted to reflect each instrument to be assigned from Eletrobras to ENBpar, as the parties shall execute assignment agreements and/or amendments to agreements in effect to which Eletrobras is a party or intervening consenting party, and transfer such contracts to ENBpar, according to the schedule provided for in the corresponding Transition Plan.

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TECHNICAL NOTE	31.12.2021 PR-005/2021

•	ANNEX VII “FORM OF TRANSFER CERTIFICATE” to be used, as the completion of the transfer of each Sectoral Program shall be effected upon the signature by the Parties of the Transfer Certificate, by means of which ENBpar shall fully and promptly assume any and all rights or obligations related to the Sectoral Programs.

6. FINANCIAL ASPECTS OF THE SECTORAL PROGRAM MANAGEMENT TRANSITION AND TRANSFER AGREEMENT EVALUATED BY ELETROBRAS’ GENERAL MEETING

From a financial point of view, the two main topics are addressed in the paragraphs below, reproduced from the Sectoral Program and BUSA Management Transition and Transfer Agreement:

(i) “Until the date of the effective transfer of each Sectoral Program to ENBpar, Eletrobras shall continue to be entitled to the financial support for the management of the Sectoral Programs and Busa, as established in the applicable laws and regulations, until the date of effective transfer of each Sectoral Program and the management of the BUSA, as applicable, (…).”

(ii) “The completion of the transfer of each Sectoral Program shall be effected upon the signature by the Parties of the Transfer Certificate, by means of which ENBpar shall fully and promptly assume any and all rights or obligations related to the Sectoral Programs or the BUSA.”

And, among the aspects presented in item (ii) above, there is the following responsibility:

“ENBpar has contracted assurance services, regardless of accounting and financial information of the Sectoral Programs or the BUSA, as the case may be, aiming at ensuring that assets and liabilities, combined, are at a risk level acceptable for ENBpar.”

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7. ANALYSIS FROM THE POINT OF VIEW OF THE RELATED-PARTY TRANSACTION POLICY

Pursuant to the “Identification Form for Related-Party Transactions” attached hereto.

8.	CONCLUSION

In view of the foregoing, aiming at complying with the laws and regulations that govern the Eletrobras capitalization process and the transfer of the Sectoral Programs and the Management of the BUSA to ENBpar, as well as aiming at the maintenance and full operation of the Programs and activities included in the agreement addressed herein and that shall be subject to transfer, we recommend the approval of the agreement subject matter of this Technical Note for execution.

Very truly yours,

Fernando Antônio Ribeiro Soares	Ronaldo Garcia Barboza

Presidency Advisor	Sustainability Director´s Advisor

Annexes: “Identification Form for Related-Party Transactions”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.